Form 20-F
period 2022-12-31
DiDi Global Inc.
filed 2023-05-01
CIK 1764757

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022.
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

DiDi Xinchenghai

Building 1, Yard 6, North Ring Road, Tangjialing

Haidian District, Beijing

People’s Republic of China

(Address of principal executive offices)

Alan Yue Zhuo, Chief Financial Officer

Telephone: +86 10-8304-3181

Email: ir@didiglobal.com

DiDi Xinchenghai

Building 1, Yard 6, North Ring Road, Tangjialing

Haidian District, Beijing

People’s Republic of China

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Class A ordinary shares, par value US$0.00002 per share

American depositary shares (four American depositary shares representing one Class A ordinary share)

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2022, there were 1,214,505,793  ordinary shares outstanding, par value US$0.00002 per share, comprising 1,097,169,957 Class A ordinary shares  (excluding 12,263,957 Class A Ordinary Shares repurchased by us and not yet cancelled or issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Share Incentive Plans) and 117,335,836 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

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

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒ Yes ☐ No

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.    ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).    ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	Other ☐

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

●	“ADSs” refers to our American depositary shares, four of which represent one Class A ordinary share.
●	“China” or the “PRC” refers to the People’s Republic of China.
●	“Class A ordinary shares” refers to our Class A ordinary shares of par value US$0.00002 per share.
●	“Class B ordinary shares” refers to our Class B ordinary shares of par value US$0.00002 per share.
●	“Driver earnings” refers to the net portion of the transaction value that a driver retains.
●	“Driver incentives” refers to payments that we make to drivers, which are separate from and in addition to the driver earnings.
●	“GTV,” which stands for gross transaction value, refers to the total dollar value, including any applicable taxes, tolls and fees, of completed Transactions without any adjustment for consumer incentives or for earnings and incentives paid to drivers for mobility services, merchant or delivery partners for food delivery services, or service partners for other initiatives.
●	“Platform Sales” refers to GTV less all of the earnings and incentives paid to drivers and partners, tolls, fees, taxes and others.
●	“RMB” and “Renminbi” refers to the legal currency of China.
●	“Shares” or “ordinary shares” refers to our Class A and Class B ordinary shares, par value US$0.00002 per share.
●	“Transactions” refers to the number of completed rides for our China Mobility segment, completed rides or food deliveries for our International segment, and completed bike and e-bike sharing, energy and vehicle services, intra-city freight and financial services transactions for our Other Initiatives segment. Transactions are counted by the number of orders completed, so a carpooling ride with two paying consumers represents two transactions, even if both consumers start and end their ride at the same place, whereas two passengers on the same ride transaction order count as one transaction.
●	“VIEs” refers to variable interest entities, and “the VIEs” or “the variable interest entities” refers to the variable interest entities whose financial results have been consolidated into our consolidated financial statements based solely on contractual arrangements in accordance with U.S. GAAP, including the principal variable interest entity, namely Beijing Xiaoju Science and Technology Co., Ltd. All of the VIEs are domestic PRC companies in which we do not have any equity ownership but whose financial results have been consolidated into our consolidated financial statements based solely on contractual arrangements in accordance with U.S. GAAP.
●	“We,” “us,” “our company” and “our” refers to DiDi Global Inc., our Cayman Islands holding company and its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIEs and their subsidiaries.

Our reporting currency is the Renminbi. This annual report also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at RMB6.8972 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2022. We make no representation that the Renminbi or U.S. dollars amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On April 21, 2023, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.8920 to US$1.00.

Due to rounding, numbers presented throughout this annual report may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Summary of Risk Factors

Below is a summary of material risks we face, organized under headings. All the operational risks associated with being based in and having operations in mainland China as discussed in risk factors under “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry” also apply to operations in the Hong Kong Special Administrative Region. With respect to the legal risks associated with being based in and having operations in mainland China as discussed in risk factors under “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China,” the laws, regulations and discretion of mainland China governmental authorities discussed in this annual report are expected to apply to mainland China entities and businesses, rather than entities or businesses in the Hong Kong Special Administrative Region, which operate under a different set of laws from mainland China.

Risks Relating to Our Business

●	If we are unable to attract or retain consumers, our platform will become less appealing to drivers and businesses, and our business and financial results may be materially and adversely impacted.
●	If we are unable to attract or retain drivers, our platform will become less appealing to consumers, and our business and financial results may be materially and adversely impacted.
●	We are subject to laws, regulations and regulatory policies that are being continuously amended and improved, and the interpretation and implementation of newly established policies may remain uncertain, which could have an adverse impact on our business and future prospects.
●	If we or drivers or vehicles on our platform fail to obtain and maintain the licenses, permits or approvals required by the jurisdictions where we operate, our business, financial condition and results of operations may be materially and adversely impacted.
●	New cybersecurity and data security measures and regulations could impose further compliance requirements on our business, cause us to incur new expenses for compliance, or expose us to new legal risks in the event we fail to comply with these regulatory requirements.
●	If we fail to ensure the safety of consumers and drivers, our business, results of operations and financial condition could be materially and adversely affected.
●	Maintaining and enhancing our brand and reputation is critical to our business prospects. We have been subject to negative publicity at various times, and failure to maintain our brand and reputation will cause our business to suffer.
●	We have incurred significant losses since inception, and we may not achieve or maintain profitability.
●	Our limited operating history and our evolving business make it difficult to evaluate our future prospects and the risks and challenges we may encounter.
●	Adverse litigation judgments or settlements resulting from legal proceedings or investigations in which we may be involved could expose us to monetary damages or limit our ability to operate our business.

Risks Relating to Our Corporate Structure

●	We are a Cayman Islands holding company with no equity ownership in our consolidated affiliated entities and we conduct our operations in China primarily through (i) our subsidiaries in China, (ii) our consolidated affiliated entities with which we have contractual arrangements, and (iii) the subsidiaries of our consolidated affiliated entities. Investors thus are not purchasing direct equity interests in our operating entities in China but instead are purchasing equity interests in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries, our consolidated affiliated entities and their subsidiaries, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of our contractual arrangements with our consolidated affiliated entities and, consequently, significantly affect the financial performance of our consolidated affiliated entities and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to the risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.”
●	If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations governing the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or need to relinquish our interests in those operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations governing the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or need to relinquish our interests in those operations” on page 40.
●	The DiDi Partnership and its related arrangements will impact your ability to appoint executive directors and nominate certain executive officers of the company. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The DiDi Partnership and its related arrangements will impact your ability to appoint executive directors and nominate certain executive officers of the company” on page 41.
●	The interests of the DiDi Partnership may conflict with your interests on certain matters and you may be disadvantaged. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The interests of the DiDi Partnership may conflict with your interests on certain matters and you may be disadvantaged” on page 41.
●	The contractual arrangements with the VIEs and their shareholders may not be as effective as direct ownership in providing operational control. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The contractual arrangements with the VIEs and their shareholders may not be as effective as direct ownership in providing operational control” on page 42.
●	Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business” on page 42.
●	The shareholders of the VIEs may have actual or potential conflicts of interest with us, which may adversely affect our business and financial condition. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The shareholders of the VIEs may have actual or potential conflicts of interest with us, which may adversely affect our business and financial condition” on page 43.

Risks Relating to Doing Business in China

●	Changes and developments in China’s economy, social conditions or government policies could have a material adverse effect on our business, financial conditions and results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Changes and developments in China’s economy, social conditions or government policies could have a material adverse effect on our business, financial conditions and results of operations” on page 45.
●	Claims and/or regulatory actions against us related to anti-monopoly and/or other aspects of our business may result in our being subject to fines, constraints on or modification of our business practice, damage to our reputation, and material adverse impact on our financial condition, results of operations and prospects. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Claims and/or regulatory actions against us related to anti-monopoly and/or other aspects of our business may result in our being subject to fines, constraints on or modification of our business practice, damage to our reputation, and material adverse impact on our financial condition, results of operations and prospects” on page 45.
●	Uncertainties associated with change in or development of PRC legal system could adversely affect us. The PRC governmental authorities may continue to promulgate new rules and regulations or amend existing rules and regulations that could affect our business operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties associated with change in or development of PRC legal system could adversely affect us” on page 47.
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” on page 48
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. A prohibition on trading, or the threat of a prohibition on trading, may materially and adversely affect the value of your investment. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. A prohibition on trading, or the threat of a prohibition on trading, may materially and adversely affect the value of your investment” on page 48.
●	The PRC government has jurisdiction over our business operations and may exercise discretion pursuant to PRC laws and regulations. The PRC government may intervene or influence our operations by taking regulatory actions if we fail to comply with applicable PRC laws, regulations or regulatory requirements, and our operations may be materially affected by such regulatory actions, and if such regulatory actions are taken to exert oversight over offerings conducted overseas and/or foreign investment in China-based issuers, our operations and the value of our securities may be materially affected. In the event that we fail to comply with any PRC legal and regulatory requirement in relation to overseas securities issuance or foreign investment, our ability to offer or continue to offer securities to investors could be significantly limited or completely hindered and the value of such securities could significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may be required to obtain approval or subject to filing or other requirements from the CSRC or other PRC governmental authorities for any future listing or other financing activities” on page 54 and “—The PRC government has jurisdiction over our business operations and may exercise discretion pursuant to PRC laws and regulations. If we fail to comply with applicable PRC laws, regulations or regulatory requirements, our operations and the value of our securities may be materially affected” on page 47.

●	We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business. To the extent cash or assets in our business are held in the PRC or by a PRC entity, the funds or assets may not be available to fund operations or for other use outside of the PRC due to the imposition of restrictions and limitations by the PRC government. Although currently there are no equivalent or similar limitations in Hong Kong on cash transfers to or from our Hong Kong entities (including currency conversion), if certain limitations in the PRC were to become applicable to cash transfers to or from Hong Kong entities (including currency conversion) in the future, the funds in our Hong Kong entities, likewise, may not be available to meet our currency demand. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” on page 49.
●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this annual report based on foreign laws. All of our directors and senior executive officers reside within China for at least a significant portion of the time, and it will be more difficult to enforce liabilities and enforce judgments on those individuals. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this annual report based on foreign laws” on page 59.

Risks Relating to Our ADSs

●	The delisting of our ADSs from NYSE may continue to have a material adverse effect on the trading and price of our ADSs, and we cannot assure you that our ADSs will be relisted on any other internationally recognized stock exchange, or that if they are ever relisted, they will remain listed.
●	The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

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

Our Holding Company Structure and Contractual Arrangements with the VIEs

DiDi Global Inc. is not an operating company in China but a Cayman Islands holding company with no equity ownership in its VIEs. We conduct our operations in China through (i) our PRC subsidiaries, (ii) the VIEs, with which we have contractual arrangements, and (iii) the subsidiaries of the VIEs. This holding company structure involves unique risks to investors. See “Item 3. Key Information—D. Risk Factors—Risks Relating to our Corporate Structure” for more details. PRC laws and regulations impose restrictions on foreign ownership and investment in certain internet-based businesses. Accordingly, we operate these businesses in China through the VIEs and their subsidiaries, and rely on contractual arrangements between our PRC subsidiary, the VIEs and their respective shareholders to direct activities of the VIEs and their subsidiaries that most significantly impact their economic performance and receive economic benefits from them that could potentially be significant to them. Revenues contributed by the VIEs and their subsidiaries accounted for 96.5%, 95.8% and 92.9% of our total revenues for 2020, 2021 and 2022, respectively. As used in this annual report, “we,” “us,” “our company” and “our” refer to DiDi Global Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIEs in China and their subsidiaries, including but not limited to Beijing Xiaoju Science and Technology Co., Ltd., or Xiaoju Technology, a limited liability company incorporated under the laws of the PRC, which operates our mobility services in China. Xiaoju Technology and its affiliates hold VATS Licenses in various subcategories, including the VATS Licenses for internet content provider (ICP) services, internet data center services, online data and transaction processing services, domestic multi-party communications services and domestic call center services, as well as online ride hailing operation permits for certain cities. See “—Permissions Required from the PRC Authorities for Our Securities Offerings and Operations” for more detail on the licenses they hold. Investors in our ADSs are not purchasing equity interests in the VIEs in China but instead are purchasing equity interests in a holding company incorporated in the Cayman Islands. All of the VIEs are domestic PRC companies in which we do not have any equity ownership but whose financial results have been consolidated into our consolidated financial statements based solely on contractual arrangements in accordance with U.S. GAAP.

A series of contractual agreements, including powers of attorney, exclusive option agreements, exclusive business cooperation agreements, equity pledge agreements and spousal consent letters, have been entered into by and between our PRC subsidiaries, the VIEs and their respective shareholders. As a result of the contractual arrangements, we (i) have the power to direct activities of the VIEs that most significantly impact their economic performance and (ii) have the right to receive economic benefits from the VIEs that could potentially be significant to them. Accordingly, certain of DiDi Global Inc.’s PRC subsidiaries, including Beijing DiDi Infinity Technology and Development Co., Ltd, or Beijing DiDi, are considered the primary beneficiaries of the VIEs and their subsidiaries for accounting purposes, and DiDi Global Inc. has consolidated the financial results of these companies in its consolidated financial statements under U.S. GAAP. Neither DiDi Global Inc. nor any subsidiaries or investors of DiDi Global Inc. have an equity ownership (including foreign direct investment) in the VIEs, or control of the VIEs, through any form of equity ownership, and the contractual arrangements are not equivalent to an equity ownership in the business of the VIEs. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Variable Interest Entities.”

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

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIEs and their shareholders. It is uncertain whether any new PRC laws or regulations relating to the contractual arrangements of the VIEs will be adopted or, if adopted, what they would provide. If we or the VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations governing the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or need to relinquish our interests in those operations.”

Our corporate structure is subject to risks associated with our contractual arrangements with the VIEs. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or need to relinquish our interests in those operations. This in turn would likely result in a material change in our operations and our securities may decline significantly in value or become worthless. Our holding company, our PRC subsidiaries, the VIEs and their subsidiaries, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.”

We face various risks and uncertainties related to doing business in China. Our business operations are primarily conducted through the VIEs and their subsidiaries in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals, filings or other requirements on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, which may impact our ability to conduct certain businesses or accept foreign investments. These risks could result in a material adverse change in our operations and the value of our securities, and in the event that we fail to comply with any PRC legal and regulatory requirement in relation to overseas securities issuance or foreign investment, our ability to continue to offer securities to investors could be significantly limited or completely hindered and the value of such securities could significantly decline or become worthless. For a detailed description of risks relating to doing business in China, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.”

The following diagram illustrates our corporate structure as of the date of this annual report, including our principal subsidiaries, the principal variable interest entity, and other entities:

(1)

Mr. Will Wei Cheng, Mr. Gang Wang, Mr. Bob Bo Zhang, Mr. Rui Wu and Mr. Ting Chen each hold 49.19%, 48.23%, 1.55%, 0.72% and 0.31% of the equity interests in Xiaoju Technology, respectively. Mr. Cheng is our founder, the chairman of our board of directors and our chief executive officer, Mr. Gang Wang is a shareholder of our company, Mr. Bob Bo Zhang is our chief technology officer, Mr. Rui Wu is our vice president of risk control and compliance, and Mr. Ting Chen is the general manager of an affiliate of our company.

Permissions Required from the PRC Authorities for Our Securities Offerings and Operations

Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, after consulting our PRC legal counsel, Fangda Partners, we believe our PRC subsidiaries and the VIEs and their subsidiaries have obtained all requisite licenses and permits from the PRC government authorities that are material for our business operations in China. These include online ride hailing operation permits we have obtained for certain cities and various kinds of value-added telecommunications services licenses, also known as VATS Licenses, which include VATS Licenses for internet content provider (ICP) services, internet data center services, online data and transaction processing services, domestic multi-party communications services and domestic call center services. As of the date of this annual report, our PRC subsidiaries, the VIEs and their subsidiaries have not been denied such licenses and permits and have not received any requirement from Chinese authorities to obtain permissions and approvals from the China Securities Regulatory Commission, or the CSRC, for our daily business operations in China.

Given the uncertainties of interpretation and implementation of laws and regulations and the enforcement practice of government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. If we, our PRC subsidiaries or the VIEs or their subsidiaries do not receive or maintain any necessary permissions or approvals from PRC authorities to operate their business or offer securities, or inadvertently conclude that such permissions or approvals are not required, or if applicable laws, regulations, or interpretations change in the future and we, our PRC subsidiaries or the VIEs or their subsidiaries are therefore required to obtain such permissions or approvals in the future, we cannot assure you that the necessary permissions or approvals will be obtained or renewed in a timely manner. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of the required licenses. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If we or drivers or vehicles on our platform fail to obtain and maintain the licenses, permits or approvals required by the jurisdictions where we operate, our business, financial condition and results of operations may be materially and adversely impacted”, “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our business is subject to extensive government regulation and oversight relating to the provision of payment and financial services” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties associated with change in or development of PRC legal system could adversely affect us.”

Furthermore, the PRC authorities have recently promulgated new or proposed laws and regulations to further regulate securities offerings that are conducted overseas and/or foreign investment in China-based issuers. For more detailed information, see “Item 4. Information on the Company—B. Business Overview—Regulation—PRC Regulations — Regulations on M&A Rules and Overseas Listings” and “Item 4. Information on the Company—B. Business Overview—Regulation—PRC Regulations— Regulations Relating to Cybersecurity and Information Security”. According to these new laws and regulations and the draft laws and regulations if enacted in their current forms, in connection with our future offshore offering activities, we may be required to fulfill filing and reporting procedures with the CSRC, and may be required to go through cybersecurity review by the PRC authorities. However, there are uncertainties with respect to whether we will be able to fully comply with requirements to obtain any permissions and approvals from, or complete any reporting or filing procedures with, PRC authorities that may be in effect in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—New cybersecurity and data security measures and regulations could impose further compliance requirements on our business, cause us to incur new expenses for compliance, or expose us to new legal risks in the event we fail to comply with these regulatory requirements.” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may be required to obtain approval or subject to filing or other requirements from the CSRC or other PRC governmental authorities for any future listing or other financing activities.”

Update on Cybersecurity Review and Rectification

On July 2, 2021, the Cybersecurity Review Office posted an announcement that we were subject to a cybersecurity review and that it required us to suspend new user registration in China during the review. On July 4 and July 9, 2021, the CAC posted announcements to state that 26 apps that we operate in China violated relevant PRC laws and regulations in collecting personal information. Pursuant to the PRC Cybersecurity Law, relevant app stores were notified to take down these apps in China. On January 16, 2023, as approved by the Cybersecurity Review Office, we have resumed DiDi Chuxing’s registration of new users.

In the past year, we fully cooperated with the PRC government authorities on the cybersecurity review and rectification measures. We conducted a series of rectification measures under the supervision of the PRC regulatory authorities, including: (i) further improving internal management mechanisms and procedures for cybersecurity, data security and personal data and privacy protection, (ii) clearly disclosing the rules on personal information collection to users, including the purposes, means and scopes of collection and use of personal information, and (iii) conducting self-examination and self-rectification to review the authorization, collection and scope of user data, to conduct necessary cleanups in accordance with laws and regulations in a compliant manner, and to ensure that users’ personal information and data are processed in a legal and compliant manner. In addition, we have formulated an internal management mechanism for data security and storage, algorithm transparency and users’ right of free choice, so as to enhance employees’ attention to and awareness of these matters. Meanwhile, we have organized and conducted education and training programs for employees regarding such matters as information network security, data security and storage, and user personal information protection, and strengthened employees’ awareness of legal compliance with respect to information network security and application.

However, there are uncertainties with respect to whether we will become subject to any new cybersecurity review in the future and if we are unable to complete such new review and the relevant rectification, the growth and usage of our platform in China may decline, which could materially and adversely affect our business, financial condition, results of operations and prospects.

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

Under PRC laws and regulations, our PRC subsidiaries and the VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Cash transfers from our PRC subsidiaries to entities outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries and the VIEs to remit sufficient foreign currency to pay dividends or make other payments to us, or otherwise satisfy their foreign currency denominated obligations. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the State Administration of Foreign Exchange, or SAFE. There is no assurance the PRC government will not impose restrictions or limitations on us, our subsidiaries and the VIEs with respect to the transfer of cash or assets out of the PRC. To the extent cash or assets in our business are held in the PRC or by a PRC entity, the funds or assets may not be available to fund operations or for other use outside of the PRC due to regulatory restrictions. As of the date of this annual report, there is no equivalent or similar restriction or limitation in Hong Kong on cash transfers to or from our Hong Kong entities. However, if limitations were to become applicable to cash transfers to or from Hong Kong entities in the future, the funds in our Hong Kong entities may not be available to fund operations or for other use outside of Hong Kong. For risks relating to the fund flows of our operations in China, see “Introduction—Summary of Risk Factors” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

Under PRC law, DiDi Global Inc. may provide funding to its PRC subsidiaries only through capital contributions or loans, and to the VIEs only through loans, subject to satisfaction of government registration and approval requirements. We have comprehensive cash management policies in place with respect to transfers of funds through our organization. Our management regularly monitors the liquidity position and funding requirements of our subsidiaries and the VIEs. When funding is required by our subsidiaries or the VIEs, a thorough assessment is performed on the purpose, amount and form of the funding, either through capital contributions or loans. All necessary internal approvals must be obtained prior to any transfer of funds through our organization. All such transfers are reviewed and approved by the relevant authorities where required, including SAFE. Our cash management policies also govern the management of any funds that are not in the process of being transferred. Such funds are retained by DiDi Global Inc. or its subsidiaries outside of China mainly in the form of cash and cash equivalents and highly-liquid short-term investments. For the years ended December 31, 2020, 2021 and 2022, DiDi Global Inc. had provided loans of RMB14.6 billion, RMB65.8 billion and RMB6.6 billion (US$1.0 billion), respectively, to its subsidiaries, and collected loans of RMB24.7 billion, RMB41.2 billion and RMB14.7 billion (US$2.1 billion), respectively, from its subsidiaries. For the years ended December 31, 2020, 2021 and 2022, DiDi Global Inc. provided capital contributions of RMB9.8 billion, RMB4.5 billion and RMB91 million (US$13 million), respectively, to its subsidiaries. For more information relating to fund flows through our organization, see cash flow information disclosed in “Item 3. Key Information—Financial Information Related to the VIEs.” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information.”

DiDi Global Inc.’s source of funds to pay dividends partly comes from dividends paid by its PRC subsidiaries, which in part depends on payments received from the VIEs under the contractual arrangements with the VIEs. We have never declared or paid any dividend on our ordinary shares and we do not currently intend to pay dividends to shareholders or holders of ADSs. We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. The undistributed earnings that are subject to dividend tax are expected to be indefinitely reinvested for the foreseeable future. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

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

Tax calculation (1)
Hypothetical pre-tax earnings(2)	100%
Tax on earnings at statutory rate of 25%(3)	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%(4)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount is assumed to equal taxable income in China.
(2)	Under the terms of the VIE agreements, our PRC subsidiaries may charge the VIEs for services provided to VIEs. These service fees shall be recognized as expenses of the VIEs, with a corresponding amount as service income by our PRC subsidiaries and eliminate in consolidation. For income tax purposes, our PRC subsidiaries and the VIEs file income tax returns on a separate company basis. The service fees paid are recognized as a tax deduction by the VIEs and as income by our PRC subsidiaries and are tax neutral.
(3)	One of our subsidiaries is entitled to a favorable statutory tax rate of 15%, which will expire in 2025, because of its qualification as a High and New Technology Enterprise. However, such rate subject to qualification is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.
(4)	The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the foreign invested enterprise’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

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

Financial Information Related to the VIEs

The following tables present the condensed consolidating schedule of financial information of DiDi Global Inc., its wholly owned subsidiaries that are considered the primary beneficiaries of the VIEs, its other subsidiaries, and the VIEs and their subsidiaries as of the dates presented.

Selected Condensed Consolidated Statements of Operations and Comprehensive Income Information

	For the Year Ended December 31, 2022
	DiDi		Primary	VIEs and
	Global	Other	Beneficiaries	VIEs’	Eliminating	Consolidated
	Inc.	Subsidiaries	of VIEs	Subsidiaries	adjustments	totals

	(RMB in millions)
Inter-company revenues (1)	—	1,022	16,696	1,495	(19,213)	—
Third-party revenues	—	9,149	900	130,743	—	140,792
Total revenues	—	10,171	17,596	132,238	(19,213)	140,792
Inter-company costs and expenses (1)	—	(684)	(2,152)	(16,377)	19,213	—
Third-party costs and expenses	(8,276)	(15,397)	(18,172)	(116,771)	—	(158,616)
Total costs and expenses	(8,276)	(16,081)	(20,324)	(133,148)	19,213	(158,616)
Loss from operations	(8,276)	(5,910)	(2,728)	(910)	—	(17,824)
Income (loss) from non-operations	374	(7,145)	118	698	—	(5,955)
Share of loss of subsidiaries and VIEs (2)	(15,882)	(2,952)	(297)	—	19,131	—
Loss before income tax expenses	(23,784)	(16,007)	(2,907)	(212)	19,131	(23,779)
Income tax benefits (expenses)	—	126	(45)	(85)	—	(4)
Net loss	(23,784)	(15,881)	(2,952)	(297)	19,131	(23,783)
Less: Net income attributable to non-controlling interest shareholders	—	1	—	—	—	1
Net loss attributable to DiDi Global Inc	(23,784)	(15,882)	(2,952)	(297)	19,131	(23,784)

	For the Year Ended December 31, 2021
	DiDi		Primary	VIEs and
	Global	Other	Beneficiaries	VIEs’	Eliminating	Consolidated
	Inc.	Subsidiaries	of VIEs	Subsidiaries	adjustments	totals

	(RMB in millions)
Inter-company revenues (1)	—	887	15,452	1,708	(18,047)	—
Third-party revenues	—	6,593	631	166,603	—	173,827
Total revenues	—	7,480	16,083	168,311	(18,047)	173,827
Inter-company costs and expenses (1)	—	(600)	(2,126)	(15,321)	18,047	—
Third-party costs and expenses	(95)	(45,866)	(18,021)	(158,287)	—	(222,269)
Total costs and expenses	(95)	(46,466)	(20,147)	(173,608)	18,047	(222,269)
Loss from operations	(95)	(38,986)	(4,064)	(5,297)	—	(48,442)
Income (loss) from non-operations	406	(824)	51	(359)	—	(726)
Share of loss of subsidiaries and VIEs (2)	(49,654)	(9,979)	(5,958)	—	65,591	—
Loss before income tax expenses	(49,343)	(49,789)	(9,971)	(5,656)	65,591	(49,168)
Income tax benefits (expenses)	—	144	(8)	(302)	—	(166)
Net loss	(49,343)	(49,645)	(9,979)	(5,958)	65,591	(49,334)
Less: Net income attributable to non-controlling interest shareholders	—	9	—	—	—	9
Net loss attributable to DiDi Global Inc	(49,343)	(49,654)	(9,979)	(5,958)	65,591	(49,343)

	For the Year Ended December 31, 2020
	DiDi		Primary	VIEs and
	Global	Other	Beneficiaries	VIEs’	Eliminating	Consolidated
	Inc.	Subsidiaries	of VIEs	Subsidiaries	adjustments	totals

	(RMB in millions)
Inter-company revenues (1)	—	776	13,135	1,068	(14,979)	—
Third-party revenues	—	4,911	7	136,818	—	141,736
Total revenues	—	5,687	13,142	137,886	(14,979)	141,736
Inter-company costs and expenses (1)	—	(273)	(1,810)	(12,896)	14,979	—
Third-party costs and expenses	(19)	(15,037)	(13,350)	(127,118)	—	(155,524)
Total costs and expenses	(19)	(15,310)	(15,160)	(140,014)	14,979	(155,524)
Loss from operations	(19)	(9,623)	(2,018)	(2,128)	—	(13,788)
Income from non-operations	54	1,147	24	1,652	—	2,877
Share of loss of subsidiaries and VIEs (2)	(10,549)	(2,537)	(543)	—	13,629	—
Loss before income tax expenses	(10,514)	(11,013)	(2,537)	(476)	13,629	(10,911)
Income tax benefits (expenses)	—	370	—	(67)	—	303
Net loss	(10,514)	(10,643)	(2,537)	(543)	13,629	(10,608)
Less: Net loss attributable to non-controlling interest shareholders	—	(94)	—	—	—	(94)
Net loss attributable to DiDi Global Inc.	(10,514)	(10,549)	(2,537)	(543)	13,629	(10,514)

Selected Condensed Consolidated Balance Sheet Information

	As of December 31, 2022
	DiDi		Primary	VIEs and
	Global	Other	Beneficiaries	VIEs’	Eliminating	Consolidated
	Inc.	Subsidiaries	of VIEs	Subsidiaries	adjustments	totals

	(RMB in millions)
ASSETS
Cash and cash equivalents	325	13,868	1,103	5,559	—	20,855
Restricted cash	—	72	10	739	—	821
Short-term investments	—	13,059	1,578	2,911	—	17,548
Accounts and notes receivable, net	—	736	163	1,353	—	2,252
Loans receivable, net	—	3,266	—	2,073	—	5,339
Amounts due from group companies (2)	99,291	35,704	8,656	29,306	(172,957)	—
Investment securities and other investments	202	15,592	—	2,216	—	18,010
Long-term investments, net	—	1,509	—	3,225	—	4,734
Property and equipment, net	—	3,629	1,815	274	—	5,718
Intangible assets, net	—	982	280	462	—	1,724
Goodwill	—	46,378	—	—	—	46,378
Other assets	31	4,008	2,519	1,276	—	7,834
Total assets	99,849	138,803	16,124	49,394	(172,957)	131,213
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY (DEFICIT)
Short-term borrowings	—	2,022	2,718	200	—	4,940
Accounts and notes payable	—	166	31	2,673	—	2,870
Amounts due to group companies (2)	4,139	161,720	22,534	63,722	(252,115)	—
Operating lease liabilities	—	326	658	274	—	1,258
Long-term borrowings	—	150	—	—	—	150
Other liabilities	435	4,029	3,373	4,734	—	12,571
Total liabilities	4,574	168,413	29,314	71,603	(252,115)	21,789
Mezzanine equity	—	24,885	—	—	(10,805)	14,080
Total DiDi Global Inc. shareholders’ equity (deficit)	95,275	(54,564)	(13,190)	(22,209)	89,963	95,275
Non-controlling interests	—	69	—	—	—	69
Total shareholders’ equity (deficit)	95,275	(54,495)	(13,190)	(22,209)	89,963	95,344
Total liabilities, mezzanine equity and shareholders’ equity (deficit)	99,849	138,803	16,124	49,394	(172,957)	131,213

	As of December 31, 2021
	DiDi		Primary	VIEs and
	Global	Other	Beneficiaries	VIEs’	Eliminating	Consolidated
	Inc.	Subsidiaries	of VIEs	Subsidiaries	adjustments	totals

	(RMB in millions)
ASSETS
Cash and cash equivalents	440	21,897	2,594	18,499	—	43,430
Restricted cash	—	433	10	108	—	551
Short-term investments	—	10,621	1,959	764	—	13,344
Accounts and notes receivable, net	—	1,081	128	1,622	—	2,831
Loans receivable, net	—	3,218	—	1,426	—	4,644
Amounts due from group companies (2)	117,488	35,708	4,616	20,730	(178,542)	—
Investment securities and other investments	385	13,540	—	4,709	—	18,634
Long-term investments, net	—	1,551	—	3,064	—	4,615
Property and equipment, net	—	5,760	1,890	350	—	8,000
Intangible assets, net	—	2,393	378	515	—	3,286
Goodwill	—	46,378	—	—	—	46,378
Other assets	50	3,708	2,197	1,330	—	7,285
Total assets	118,363	146,288	13,772	53,117	(178,542)	152,998
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY (DEFICIT)
Short-term borrowings	—	2,508	3,505	825	—	6,838
Accounts and notes payable	—	910	9	3,706	—	4,625
Amounts due to group companies (2)	5,978	145,794	17,975	58,676	(228,423)	—
Operating lease liabilities	—	139	795	238	—	1,172
Long-term borrowings	—	1,359	322	—	—	1,681
Other liabilities	338	2,698	4,105	6,094	—	13,235
Total liabilities	6,316	153,408	26,711	69,539	(228,423)	27,551
Mezzanine equity	—	23,825	—	—	(10,498)	13,327
Total DiDi Global Inc. shareholders’ equity (deficit)	112,047	(31,018)	(12,939)	(16,422)	60,379	112,047
Non-controlling interests	—	73	—	—	—	73
Total shareholders’ equity (deficit)	112,047	(30,945)	(12,939)	(16,422)	60,379	112,120
Total liabilities, mezzanine equity and shareholders’ equity (deficit)	118,363	146,288	13,772	53,117	(178,542)	152,998

Selected Condensed Consolidated Cash Flow Information

	For the Year Ended December 31, 2022
	DiDi		Primary	VIEs and
	Global	Other	Beneficiaries	VIEs’	Eliminating	Consolidated
	Inc.	Subsidiaries	of VIEs	Subsidiaries	adjustments	totals

	(RMB in millions)
Net cash provided by (used in) inter-company transactions (3)	(8,026)	(871)	16,467	(7,570)	—	—
Net cash provided by (used in) operating activities with external parties	(190)	1,642	(23,204)	12,198	—	(9,554)
Net cash provided by (used in) operating activities	(8,216)	771	(6,737)	4,628	—	(9,554)
Capital contribution to subsidiaries	(91)	(386)	—	—	477	—
Loan to group companies	(6,568)	(7,848)	—	—	14,416	—
Loan repayments from group companies	14,704	17,812	—	—	(32,516)	—
Net cash provided by (used in) investing activities with external parties	—	(10,751)	161	(438)	—	(11,028)
Net cash provided by (used in) investing activities	8,045	(1,173)	161	(438)	(17,623)	(11,028)
Capital injection from shareholders	—	91	386	—	(477)	—
Loan from group companies	—	6,568	5,898	1,950	(14,416)	—
Loan repayments to group companies	—	(14,704)	—	(17,812)	32,516	—
Net cash provided by (used in) financing activities with external parties	25	(1,774)	(1,159)	(637)	—	(3,545)
Net cash provided by (used in) financing activities	25	(9,819)	5,125	(16,499)	17,623	(3,545)

	For the Year Ended December 31, 2021
	DiDi		Primary	VIEs and
	Global	Other	Beneficiaries	VIEs’	Eliminating	Consolidated
	Inc.	Subsidiaries	of VIEs	Subsidiaries	adjustments	totals

	(RMB in millions)
Net cash provided by (used in) inter-company transactions (3)	—	92	1,120	(1,212)	—	—
Net cash provided by (used in) operating activities with external parties	(56)	(885)	(15,316)	2,843	—	(13,414)
Net cash provided by (used in) operating activities	(56)	(793)	(14,196)	1,631	—	(13,414)
Capital contribution to subsidiaries	(4,536)	(21,646)	—	—	26,182	—
Loan to group companies	(65,832)	(9,923)	(999)	—	76,754	—
Loan repayments from group companies	41,242	8,750	—	—	(49,992)	—
Other investing activities with group companies	—	(75)	75	—	—	—
Net cash provided by (used in) investing activities with external parties	1,144	(1,040)	(1,648)	2,689	—	1,145
Net cash provided by (used in) investing activities	(27,982)	(23,934)	(2,572)	2,689	52,944	1,145
Capital injection from shareholders	—	4,536	21,646	—	(26,182)	—
Loan from group companies	—	65,832	—	10,922	(76,754)	—
Loan repayments to group companies	—	(41,242)	(5,750)	(3,000)	49,992	—
Net cash provided by (used in) financing activities with external parties	27,827	8,264	2,516	(3,416)	—	35,191
Net cash provided by (used in) financing activities	27,827	37,390	18,412	4,506	(52,944)	35,191

	For the Year Ended December 31, 2020
	DiDi		Primary	VIEs and
	Global	Other	Beneficiaries	VIEs’	Eliminating	Consolidated
	Inc.	Subsidiaries	of VIEs	Subsidiaries	adjustments	totals

	(RMB in millions)
Net cash provided by (used in) inter-company transactions (3)	—	1,362	11,951	(13,313)	—	—
Net cash provided by (used in) operating activities with external parties	224	(2,429)	(10,629)	13,972	—	1,138
Net cash provided by (used in) operating activities	224	(1,067)	1,322	659	—	1,138
Capital contribution to subsidiaries	(9,765)	(1,458)	—	—	11,223	—
Loan to group companies	(14,587)	(1,003)	—	—	15,590	—
Loan repayments from group companies	24,725	1,000	—	—	(25,725)	—
Other investing activities with group companies	—	(2,598)	(187)	2,785	—	—
Net cash provided by (used in) investing activities with external parties	—	2,764	(1,083)	(3,627)	—	(1,946)
Net cash provided by (used in) investing activities	373	(1,295)	(1,270)	(842)	1,088	(1,946)
Capital injection from shareholders	—	9,765	1,458	—	(11,223)	—
Loan from group companies	—	14,587	—	1,003	(15,590)	—
Loan repayments to group companies	—	(24,725)	—	(1,000)	25,725	—
Other financing activities with group companies	—	2,031	(2,031)	—	—	—
Net cash provided by (used in) financing activities with external parties	(26)	4,605	660	4,035	—	9,274
Net cash provided by (used in) financing activities	(26)	6,263	87	4,038	(1,088)	9,274

Note:

(1)	It represents the elimination of the intercompany service charge under a series of commercial agreements at the consolidation level.
(2)	It represents the elimination of the intercompany balances and investment among DiDi Global Inc., other subsidiaries, primary beneficiaries of VIEs and VIEs and VIEs’ subsidiaries. The carrying amounts of investments in subsidiaries and VIEs for their share of cumulative losses were reduced to nil as of December 31, 2021 and 2022, respectively and the carrying amounts of “amounts due from group companies” were further adjusted. As of December 31, 2021 and 2022, there were no balances for service fees charged to VIEs pursuant to each exclusive business cooperation agreement with the VIEs.
(3)	For the years ended December 31, 2020, 2021, and 2022, cash paid by VIEs to subsidiaries under a series of commercial agreements mainly including technical service fees, were RMB13,313 million, RMB1,212 million and RMB7,570 million, respectively. For the years ended December 31, 2020, 2021 and 2022, no service fees were paid by the VIEs to our PRC subsidiaries pursuant to each exclusive business cooperation agreement with the VIEs.

Transfers of Cash within DiDi Group

The following is a summary of cash transfers that have occurred between our subsidiaries and the VIEs:

	For the Year ended December 31,
	2020	2021	2022

	(RMB in millions)
Cash paid by the VIEs to our subsidiaries under a series of commercial agreements	(13,313)	(1,212)	(7,570)
Cash received by the VIEs from our subsidiaries for inter-company investing activities	2,785	—	—
Cash paid by the VIEs to our subsidiaries for inter-company financing activities	(1,000)	(3,000)	(17,812)
Cash received by the VIEs from our subsidiaries for inter-company financing activities	1,003	10,922	1,950

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In June 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of this annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, our securities would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.” and “Item 3. Key Information—D. Risk Factors—Risks Relating to doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. A prohibition on trading, or the threat of a prohibition on trading, may materially and adversely affect the value of your investment.”

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

We are subject to laws, regulations and regulatory policies that are being continuously amended and improved, and the interpretation and implementation of newly established policies may remain uncertain, which could have an adverse impact on our business and future prospects.

We have operations in China and 15 other countries through our platforms or our partnerships across the world as of December 31, 2022. We are subject to differing and sometimes conflicting laws and regulations in the various jurisdictions where we provide our offerings. As the shared mobility industry is still at a relatively early stage of development, new laws and regulations may be adopted from time to time to address new issues that come to the authorities’ attention. For example, on September 7, 2021, the General Office of the Ministry of Transport of the PRC promulgated the Notice on Maintaining Fair Competition Market Order and Accelerating the Standardization of Online Ride Hailing, which provides that the local transportation departments should urge the online ride hailing platform enterprises to operate in accordance with laws and regulations and such enterprises shall accelerate the clearance of non-compliant drivers and vehicles on their platforms. In addition, any illegal and irregular behavior such as low-price dumping, big data-enabled price discrimination against existing customers and inducement of fraud will be strictly punished in order to maintain a fair and competitive market. In addition, since certain existing laws and regulations governing our business activities were recently promulgated, how they will be interpreted or implemented depends on the implementation rules to be promulgated by the relevant regulators. If we fail to comply with these new regulatory requirements, we may be subject to new legal risks. For example, we generally treat drivers as independent contractors, but that determination may be challenged. See “—Our business would be adversely affected if drivers were classified as employees, workers or quasi-employees”. A large number of proposals are before various national, regional, and local legislative bodies and regulatory entities regarding issues related to our industry or our business model. As we expand into new cities or countries or as we add new products and services to our platform, we may become subject to additional laws and regulations that we are not subject to now. Existing or new laws, regulations and regulatory policies are being continuously amended and improved, and the interpretation and implementation of newly established policies may remain uncertain, which could expose us to substantial liability, including expenses necessary to comply with such laws and regulations, and could dampen the growth and usage of our platform, which could adversely affect our business and results of operations.

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

New cybersecurity and data security measures and regulations could impose further compliance requirements on our business, cause us to incur new expenses for compliance, or expose us to new legal risks in the event we fail to comply with these regulatory requirements.

We receive, transmit and store personally identifiable information and other data on our platform, and we are subject to numerous laws and regulations that address privacy, data protection and the collection, storing, sharing, use, disclosure and protection of certain types of data in various jurisdictions.

The PRC government has proposed or promulgated a number of new measures and regulations in recent years regarding cybersecurity and data security, such as the Cybersecurity Law promulgated by the Standing Committee of the National People’s Congress in November 2016, which came into effect in June 2017, the Data Security Law promulgated by the Standing Committee of the National People’s Congress in June 2021 , which came into effect in September 2021, the Personal Information Protection Law promulgated by the Standing Committee of the National People’s Congress in August 2021, effective in November 2021. For details of such PRC laws and regulations, see “Item 4. Information on the Company—B. Business Overview—Regulation—PRC Regulations—Regulations Relating to Cybersecurity and Information Security” and “Item 4. Information on the Company—B. Business Overview—Regulation—PRC Regulations—Regulations Relating to Privacy Protection”.

On December 28, 2021, the CAC, together with certain other PRC governmental authorities, promulgated the Revised Cybersecurity Review Measures, which took effect from February 15, 2022. Pursuant to these measures, the purchase of network products and services by an operator of critical information infrastructure or the data processing activities of a network platform operator that affect or may affect national security will be subject to cybersecurity review. In addition, any online platform operator possessing over one million users’ individual information must apply for a cybersecurity review before listing abroad. The competent governmental authorities may also initiate a cybersecurity review against the operators if the authorities believe that the network product or service or data processing activities of such operators affect or may affect national security. Article 10 of the Revised Cybersecurity Review Measures also set out certain national security risk factors to be considered and assessed under the cybersecurity review. See “Item 4. Information on the Company—B. Business Overview—Regulation—PRC Regulations—Regulations on Cybersecurity and Information Security.” As of the date of this annual report, no regulator has promulgated any detailed implementation rules, the specific scope of “operators of critical information infrastructure” remains unclear and the specific rules regarding whether an activity “will or may affect national security” have not yet been promulgated. As such, how the Revised Cybersecurity Review Measures will be interpreted or implemented depends on the implementation rules to be promulgated by the relevant regulators. If we fail to comply with these new regulatory requirements, we may be subject to new legal risks. These regulatory developments impose more specific and comprehensive requirements with respect to data security and privacy protection. We are expected to closely monitor regulatory developments and take any necessary measures in a timely manner to protect user privacy and data security. For example, in order to comply with new regulatory requirements, we have taken the following internal measures after the promulgation of these new laws and regulations: (i) upgrading our relevant internal departments regarding protection of information and data security; (ii) supplementing and refining our policies for data security and personal information protection; (iii) enhancing our assessment and approval procedures for data processing activities, and making personal information protection assessments regarding processing of sensitive information; (iv) refining our mechanism for responding to user rights requests to assure a timely and adequate response; and (v) further enhancing our technical measures for data security.

On November 14, 2021, the CAC promulgated the draft Regulations on the Administration of Cyber Data Security for public comment, pursuant to which data processors conducting the following activities must apply for cybersecurity review: (i) merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. In the event that this draft were promulgated in its current form, if we are required to apply for a new cybersecurity review and if we are unable to complete such review, our business operations may be materially and adversely impacted.

In addition, the draft Regulations on the Administration of Cyber Data Security set out a full set of compliance requirements with respect to the processing of important data and impose regulatory requirements on the governance of internet platform operators’ data. Since our mobility services may involve the collection and usage of important data, if this draft is finalized in its current form, we would need to enhance our internal data governance to comply with the relevant compliance requirements. These laws, rules or regulations, together with the relevant rules promulgated by the CSRC regarding overseas listing by PRC domestic companies, may further affect our business and any future securities offerings given factors such as our various networks, platforms, types of data collected, number of users, among others. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may be required to obtain approval or subject to filing or other requirements from the CSRC or other PRC governmental authorities for any future listing or other financing activities” for more details regarding the relevant rules promulgated by the CSRC regarding overseas listing by PRC domestic companies.

In the meantime, the PRC regulatory authorities have also enhanced the supervision and regulation of cross-border data transmission. For example, on July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-Border Data Transfer, which took effect on September 1, 2022. These measures require a data processor providing data to overseas recipients and falling under any of the specified circumstance to apply for a security assessment of cross-border data transfer by the national cybersecurity authority through its local counterpart.

We have incurred, and will continue to incur, significant expenses in our efforts to comply with cybersecurity and information security standards and protocols imposed by law, regulation, industry standards or contractual obligations. Changes in existing laws or regulations or adoption of new laws and regulations relating to cybersecurity and information security, particularly any new or modified laws or regulations that require enhanced protection of certain types of data or new obligations with regard to data retention, transfer or disclosure, could greatly increase the cost to us of providing our service offerings, or require significant changes to our operations.

The regulatory authorities have the power, based on statutes and regulations, to carry out inspections or cybersecurity reviews of us. If any of our behavior has violated statutes or regulations, we may incur heavy fines or negative publicity, and we may need to change our business practices, which may increase our expenses and materially affect our business, prospects, financial condition and operational results. For example, in accordance with the requirements of the PRC Cybersecurity Law, a cyberspace operator or a cyberspace product or service provider which infringes upon the legal rights of individuals’ personal information in violation of the relevant provisions under the Cybersecurity Law may be ordered by a competent authority to make rectifications, and depending on the seriousness of the case, it may be subject to warnings, confiscation of illegal gains, and/or monetary fines. In serious cases, the competent authorities may require us to suspend operations, shut down our websites and apps or revoke our business permits and licenses.

We were subject to cybersecurity review in China. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings” for more details. In addition, if in the future, we are subject to business restrictions resulting from new regulatory reviews, or if we violate any PRC statutes or regulations and incur any penalty or punishment, the growth or use of our platform in China may decline, which would have a material adverse effect on our company’s business, financial condition, operations and prospects.

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

We have incurred net losses for each fiscal year since our inception. We incurred losses from operations of RMB13.8 billion, RMB48.4 billion and RMB17.8 billion (US$2.6 billion) in 2020, 2021 and 2022. We may not be able to achieve or maintain profitability in the future. Our expenses will likely increase in the future as we develop and launch new offerings and technologies, expand in existing and new markets, and continue to invest in our platform. These efforts may be more costly than we expect and may not result in increased revenues or growth in our business. Any failure to increase our revenues sufficiently to keep pace with our investments and other expenses could prevent us from achieving or maintaining profitability or positive operating cash flow on a consistent basis. If we are unable to successfully address these risks and challenges as we encounter them, our business, financial condition and results of operations could be adversely affected.

Our limited operating history and our evolving business make it difficult to evaluate our future prospects and the risks and challenges we may encounter.

We have offered taxi hailing services since 2012 and ride hailing services since 2014, and our business continues to evolve. For example, we began to develop autonomous driving solutions in 2016 and launched our energy and vehicle services in 2018. We also began expanding outside of China in 2018 and introduced bike and e-bike sharing services in China during the same year. We regularly introduce new platform features, offerings, services and pricing methodologies. Our limited operating history and evolving business make it difficult to evaluate our future prospects and the risks and challenges we may encounter. These risks and challenges include our ability to:

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

We have made substantial investments to develop new offerings and technologies, including electric vehicles and autonomous driving, and we intend to continue investing significant resources in developing new technologies, services, products and offerings. For example, we believe that electric vehicles will be an important part of our offerings over the long term, and we have partnered with a leading electric vehicle manufacturer and made significant investments in the development of our electric vehicle, the D1. Similarly, we have incurred significant research and development expenses for the development of autonomous driving technologies. We may increase our investments in these new initiatives in the near term. If we do not spend our development budget efficiently on commercially successful and innovative technologies, we may not realize the expected benefits of our strategy. Our new initiatives also have a high degree of risk, as each involves newly emerging industries and unproven business strategies and technologies with which we may have limited or no prior development or operating experience. Because such offerings and technologies are new, they will likely involve expenses, regulatory challenges, and other risks, some of which we do not currently anticipate. There can be no assurance that demand for such initiatives will exist or be sustained at the levels that we anticipate, or that any of these initiatives will gain sufficient traction or market acceptance to generate sufficient revenues to offset any new expenses or liabilities associated with these new investments. It is also possible that service and product offerings developed by others will render our service and product offerings non-competitive or obsolete. Further, our development efforts with respect to new products, offerings and technologies could distract management from current operations, and will divert capital and other resources from our more established products, offerings and technologies. Even if we are successful in developing new products, offerings or technologies, regulatory authorities may subject us to new rules or restrictions in response to our innovations that could increase our expenses or prevent us from successfully commercializing new products, offerings or technologies. If we do not realize the expected benefits of our investments, our business, financial condition, operating results, and prospects may be harmed.

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

To continue to attract and retain drivers and consumers to our platform, we have invested and will need to continue to invest in the development of new or upgraded services, products and technologies that add value for them and that differentiate us from our competitors, such as the various service offerings that are included in or may be added to our Other Initiatives segment. Developing and delivering these new or upgraded services, products, and technologies is costly, and the success of such services, products, and technologies depends on several factors, including the timely completion, introduction, government regulation and market acceptance of such services, products, and technologies. Moreover, any such new or upgraded services, products, or technologies may not work as intended or may not provide the intended value to drivers or consumers, whatever that may be. In addition, we may not be able to provide upgrades at all if app stores are prohibited from allowing our apps to be downloaded. If we are unable to continue to develop or manage new or upgraded services, products and technologies, or if drivers or consumers do not value them or perceive the benefit in them, then drivers or consumers may choose not to use our platform, which would adversely affect our operating results. In addition, we may also lose our investments in connection with our development of these new or upgraded services, products and technologies. For example, we acquire assets necessary for some of our new or upgraded services, such as bikes and e-bikes, which constituted the largest component of our property and equipment, net, in the ordinary course of our business. We have incurred, and in the future may incur, additional impairment charges, asset write-offs and/or other losses related to these assets, based in part on our management’s judgment in light of new and evolving business developments from time to time. For example, we incurred an impairment charge on bikes and e-bikes of RMB2.2 billion during the third quarter of 2021 which was mainly caused by the adverse change in the operating and financial performance of our bike and e-bike sharing business. Our financial condition and results of operations may be materially adversely affected if we are unable to introduce or manage new or upgraded services, products and technologies or if we lose our investments in connection with development of these services, products and technologies.

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

We were subject to cybersecurity review in China. We were required to suspend new user registration in China and 26 of the apps we are operating in China were taken down from app stores. In the past year, we fully cooperated with the PRC government authorities on the cybersecurity review and rectification measures. On January 16, 2023, as approved by the Cybersecurity Review Office, we have resumed DiDi Chuxing’s registration of new users. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings” for more details.

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

Since our inception, we have experienced rapid growth in our business, the number of drivers and consumers on our platform and our geographic reach, and we expect to continue to experience growth in the future. We have operations in China and 15 other countries through our platforms or our partnerships across the world as of December 31, 2022. This growth has placed, and may continue to place, significant demands on our management and our operational and financial infrastructure. Our ability to manage our growth effectively and to integrate new employees, technologies and acquisitions into our existing business will require us to continue to expand our operational and financial infrastructure and to continue to retain, attract, train, motivate and manage employees. Continued growth could strain our ability to develop and improve our operational, financial and management controls, enhance our reporting systems and procedures, recruit, train and retain highly skilled personnel and maintain user satisfaction. Additionally, if we do not effectively manage the growth of our business and operations, the quality of our offerings could suffer, which could negatively affect our reputation and brand, business, financial condition and results of operations. Our growth strategies may evolve and change from time to time. For instance, some of the businesses in our International segment, including in Latin America, and in our Other Initiatives segment are developing rapidly, and therefore we may decide to accelerate our investment and increase our spend in such businesses based on dynamic and constantly changing market conditions. If such increased investments and spend do not lead to the growth of our business as planned, our results of operations and financial condition may be materially adversely affected.

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

Our business may be adversely affected by natural disasters, public health matters, political crises, economic downturns or other unexpected events.

Any unforeseen public health matters such as outbreaks of the COVID-19 pandemic or other contagious diseases could adversely affect our operations or the economies of the markets where we operate. Beginning in 2020, outbreaks of COVID-19 resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities across China. The demand for our mobility offerings, as well as the supply of drivers, decreases drastically under such conditions. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—COVID-19 IMPACT” for further discussion.

The extent to which the pandemic impacts our results of operations going forward will depend on future developments which are uncertain and unpredictable, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, the effectiveness of efforts to contain or treat cases, and future actions that may be taken in response to these developments. China may experience greater economic uncertainty like many other countries in the world, which may impact our business in a materially negative way as our Core Platform GTV may be adversely impacted. Outbreaks of other similar contagious diseases may materially and adversely affect our business, financial condition and results of operations in the current and future years.

In addition, a significant natural disaster, such as an earthquake, fire, hurricane, tornado, flood or significant power outage, could disrupt our operations, mobile networks, the internet or the operations of our third-party technology providers. Political crises, such as terrorist attacks, war and other political instability, or other catastrophic events, whether in China or abroad, could adversely affect our operations or the economies of the markets where we operate. The impact of any natural disaster, act of terrorism or other disruption to us or our third-party providers’ abilities could result in decreased demand for our offerings or a delay in the provision of our offerings, which could adversely affect our business, financial condition and results of operations. All of the aforementioned risks may be further increased if our disaster recovery plans prove to be inadequate. Disruptions or downturns in global or national or local economic conditions may cause discretionary spending and demand for ride hailing and other mobility services to decline. An economic downturn resulting in a prolonged recessionary period would have a material adverse effect on our business, financial condition, and operating results.

If drivers are not satisfied with our energy and vehicle services, including those provided through third parties, our business and growth prospects may be materially and adversely affected.

We provide a wide range of energy and vehicle services, including leasing, refueling, maintenance and repair, aimed particularly at drivers on our platform. We provide a large proportion of these energy and vehicle services through third parties which we do not control. The convenience and cost savings afforded to drivers by these energy and vehicle services is a key part of our strategy to attract and retain drivers on our platform. If these solutions do not appeal to drivers, or if they are unavailable when drivers need them, or if the prices at which we offer them are not more attractive than the prices of comparable services available in the open market or through our competitors, we may be less able to attract and retain drivers, which could materially and adversely affect our business and growth prospects.

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

To continue to effectively compete, we will require additional funds to support the growth of our business and allow us to invest in new products, offerings, and markets. If we raise additional funds through further issuances of equity or convertible debt securities, our existing shareholders may suffer significant dilution. If we raise funds for a specific project by selling a share of the equity interests in the entity that is developing a project, we and our shareholders will not reap all of the benefits of any future success of those projects. For example, the entities engaged in our community group buying, bike and e-bike sharing, autonomous driving and intra-city freight businesses have each issued equity interests in their share capital in the course of their independent financings. We may cease to be the controlling shareholder of these subsidiaries as a result of such financings, which may result in the deconsolidation of their businesses. In addition, pursuant to the terms of such subsidiary financings, we have granted exit rights to certain investors which allow them to request us to repurchase their shares in these subsidiaries with cash or shares of our company under certain circumstances. The amount of cash and the number of our shares that may be paid or issued upon the investors’ exercise of such exit rights is not determinable at this time and will depend on many factors which are out of our control. We may be obliged to issue a large number of shares in our company to the investors, which may significantly dilute the interests of existing shareholders or, if we need to pay large sums of cash to repurchase those investors’ shares, our liquidity and financial conditions may be materially and adversely affected. See “Item 4. Information on the Company—A. History and Development of the Company—Subsidiary Financings”. If we incur debt to finance our business, we may be required to use a substantial portion of our cash flows from operations to pay interest and principal on our indebtedness. Such payments would reduce the funds available to us for working capital, capital expenditures, and other corporate purposes and limit our ability to obtain additional financing for working capital, capital expenditures, expansion plans, and other investments. Additional fundraising may also subject us to operating and financing covenants that may restrict our business and operations. Finally, our delisting from the NYSE would make it more difficult for us to raise capital by making our shares less attractive to potential investors, which could force us to rely on ways of raising capital that are less favorable than those normally available to listed companies. As a result, we may be less able to implement our business strategy, more vulnerable to downturns in our business, the industry, or in the general economy, have less flexibility in planning for, or reacting to, changes in our business and the industry, and be unable to take advantage of business opportunities as they arise.

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

Intellectual property protection may not be sufficient in the jurisdictions in which we operate. Confidentiality and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights.

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

Furthermore, we obtained the approval from Chongqing Financial Supervision and Administration Bureau for establishing a micro-loan company by DiDi (HK) Science and Technology Limited in August 2017. The approved business scopes of the micro-loan company include various loan business, bill discounting business, asset transfer business and investment or other activities with its own funds, and it may carry out its own loan businesses nationwide through the approved and filed online platform, i.e., DiDi Chuxing Platform. In November 2020, the China Banking and Insurance Regulatory Commission and the People’s Bank of China promulgated a draft of Interim Measures for the Administration of Online Micro-Loan Business for public comments, which set out more requirements for establishing micro-loan companies. The controlling shareholder must meet the following conditions: its main business must be to provide products or services suitable for online micro-loan business; it must have a good financial status and have been profitable with cumulative total tax payments of not less than RMB12 million (US$1.7 million) (using consolidated financial statement standards) during the past two fiscal years; and its capital contribution to the micro-loan company must not have exceeded 35% of its net assets for the previous fiscal year. In addition, the internet platform used for the online micro-loan business must meet the following conditions: the operator of the internet platform must hold more than 5% of equity interest of the micro-loan company; the registration place of the internet platform operator and the registration place of the micro-loan company must be in the same province, autonomous region, or municipality directly under the central government; and the registered capital of a micro-loan company operating online micro-loan business across provincial administrative regions must not be less than RMB5 billion (US$0.7 billion), and it must be fully paid up in one installment in currency. In addition, the draft measures require that a micro-loan company approved by the relevant authority to engage in online micro-loan business before the implementation of these measures shall fully meet the requirements under these measures within one year from the date of implementation of these measures. As of the date of this annual report, the above measures have not been formally adopted, and uncertainties still exist with respect to the enactment timetable, final content, interpretation and implementation of these measures and how they will affect our business operation.

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

In addition, businesses we invest in or acquire may not perform as well as we expect. We recorded impairment losses of RMB1.0 billion, nil and RMB18.5 million (US$2.7 million) for those equity investments accounted for using Measurement Alternative in 2020, 2021 and 2022, respectively. One of our equity investees, Chengxin Technology Inc., or Chengxin, was a company engaged in the community group buying business which we deconsolidated after March 30, 2021. We also recorded downward fair value changes of RMB21.3 billion for our investments in Chengxin in 2021. As described in Notes 4 and Note 27 to our consolidated financial statements, RMB1.2 billion (US$0.2 billion) was recognized in the consolidated statement of comprehensive loss in 2022 upon Chengxin’s distribution of our share of its assets in July 2022. Failure to manage and successfully integrate acquired businesses and technologies, including managing any privacy or data security risks associated with such acquisitions, may harm our operating results and expansion prospects. The process of integrating an acquired company, business, or technology or acquired personnel into our company, as well as the performance of an acquired company, business, or technology or acquired personnel, are subject to various risks and challenges, including:

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

The goodwill relating to our China Mobility segment may become impaired, resulting in a material expense.

We test goodwill for impairment annually during the fourth quarter, or when an event occurs or circumstances change that indicate the asset may be impaired. We assess qualitative factors such as industry and market conditions, overall financial performance of the reporting unit, and other specific information related to the operations to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If a qualitative assessment identifies a possible impairment or we believe that the assets of a reporting unit are impaired, a quantitative goodwill impairment test is performed. If the carrying value of the reporting unit is above fair value, an impairment loss is recognized in an amount equal to the excess. We recorded an impairment loss of goodwill and intangible assets of RMB2.8 billion in our International segment in 2021 arising from our acquisition of 99 Taxis in 2018.

We had RMB46.4 billion (US$6.7 billion) of goodwill as of December 31, 2022, representing 35.3% of our total assets as of that date. Most of this goodwill is attributable to our acquisitions of Kuaidi and Uber China. We recognized RMB8.4 billion in goodwill in our China Mobility segment in connection with the acquisition of Kuaidi in 2015 and RMB37.9 billion in goodwill in our China Mobility segment in connection with the acquisition of Uber China in 2016.

A sustained decrease in our ADSs price quoted on OTC Pink was considered an indicator requiring an interim goodwill quantitative impairment test on the reporting unit as of September 30, 2022. As discussed in “Item 5. Operating and Financial Review and Prospects—E. Critical Accounting Estimates,” based on the result of the quantitative assessment, we concluded that there was no impairment of goodwill as of September 30, 2022. We performed a qualitative impairment assessment for the goodwill in China Mobility at the end of the year and concluded that there was no impairment for the goodwill as of December 31, 2022.

However, the key assumptions could change in the future, reducing the fair value of reporting unit to a level that would result in an impairment of goodwill. We may incur a material loss if we determine that part or all of the goodwill in our China Mobility segment is impaired.

If we are unable to manage the risks presented by our international expansion, our financial results and future prospects will be adversely impacted.

We have operations in China and 15 other countries through our platforms or our partnerships across the world as of December 31, 2022. We began expanding into international markets in 2018 and have limited experience operating in many jurisdictions outside of China. We have made, and expect to continue to make, significant investments to expand our international operations and compete with local competitors. Such investments may not be successful and may negatively affect our operating results. Our International segment had adjusted EBITA losses of RMB3.5 billion, RMB5.8 billion and RMB4.0 billion (US$0.6 billion) in 2020, 2021 and 2022, respectively.

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

We adopted our 2017 Equity Incentive Plan, which we refer to as the 2017 Plan, in December 2017. The 2017 Plan was subsequently amended and restated. In June 2021, we adopted our 2021 Share Incentive Plan, effective as of June 29, 2021, which we refer to as the 2021 Plan, for the same purpose. Under the 2017 Plan, we are authorized to grant options and other types of awards. The maximum aggregate number of ordinary shares that may be issued under the 2017 Plan is 195,127,549 shares. The maximum aggregate number of ordinary shares which may be issued under the 2021 Plan is initially 116,906,908 shares, subject to annual increase. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans”. As of February 28, 2023, awards to purchase 41,784,933 ordinary shares that were granted under the 2017 Plan remained outstanding and awards to purchase 24,144,656 ordinary shares that were granted under the 2021 Plan remained outstanding. As a result, we have incurred and expect to continue to incur substantial share-based compensation expenses in the future.

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

Risks Relating to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations governing the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or need to relinquish our interests in those operations.

PRC laws and regulations impose restrictions on foreign ownership and investment in certain internet-based businesses. We are an exempted company incorporated in the Cayman Islands and our PRC subsidiaries are considered foreign-invested enterprises. To comply with PRC laws, regulations and regulatory requirements, we set up a series of contractual arrangements entered into among some of our PRC subsidiaries, the VIEs and their shareholders to conduct some of our operations in China. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Variable Interest Entities”. As a result of these contractual arrangements, we consolidate the operating results of the VIEs and their subsidiaries in our financial statements under U.S. GAAP.

In the opinion of our PRC legal counsel, based on their understanding of the relevant PRC laws and regulations, except as disclosed in this annual report, (i) the ownership structure of our principal variable interest entity, Xiaoju Technology, and our PRC subsidiary, Beijing DiDi, currently does not and will not result in any violation of the applicable PRC laws or regulations currently in effect; and (ii) the agreements under the contractual arrangement among Beijing DiDi, Xiaoju Technology and Xiaoju Technology’s shareholders are currently valid, binding and enforceable in accordance with their terms and the applicable PRC laws or regulations currently in effect, and do not result in any violation of the applicable PRC laws or regulations currently in effect. However, we have been further advised by our PRC legal counsel that uncertainty remains because current PRC laws and regulations were recently promulgated and how they will be interpreted or implemented depends on the implementation rules to be promulgated by the relevant regulators, and further, that there are uncertainties due to possible future changes in PRC laws and regulations. Thus, the PRC government may ultimately take a view contrary to the opinion of our PRC legal counsel. If the PRC government otherwise find that we are in violation of any existing or future PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant governmental authorities would have discretion in dealing with such violation, including, without limitation:

●	revoking the business licenses and/or operating licenses of our PRC entities;
●	imposing fines on us;

●	confiscating any of our income that they deem to be obtained through illegal operations, or imposing other requirements with which we or the VIEs may not be able to comply;
●	discontinuing or placing restrictions or onerous conditions on our operations;
●	placing restrictions on our right to collect revenues;
●	shutting down our servers or blocking our mobile app;
●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIEs and deregistering the equity pledges of the VIEs, which in turn would affect our ability to consolidate the financial results of and derive economic interests from the VIEs and their subsidiaries;
●	restricting or prohibiting our use of the proceeds from our financing activities to finance the business and operations of the VIEs and their subsidiaries; or
●	taking other regulatory or enforcement actions that could be harmful to our business.

Any of these events could cause significant disruption to our business operations and severely damage our reputation, which would in turn have a material adverse effect on our business, financial condition and results of operations. If occurrences of any of these events results in our inability to direct the activities of the VIEs and their subsidiaries that most significantly impact their economic performance, and/or our failure to receive the economic benefits and residual returns from the VIEs and their subsidiaries, and we are not able to restructure our ownership structure and operations in a satisfactory manner, we may not be able to consolidate the financial results of the VIEs and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. In addition, if the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or need to relinquish our interests in those operations. This in turn would likely result in a material change in our operations and our securities may decline significantly in value or become worthless.

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

If we had direct ownership of the VIEs in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIEs and their shareholders of their obligations under the contracts to direct activities of and receive economic benefits from the VIEs and their subsidiaries. The shareholders of the VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.”

Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If the VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law. For example, if the shareholders of the VIEs were to refuse to transfer their equity interests in the VIEs to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations. In addition, if any third parties claim any interest in such shareholders’ equity interests in the VIEs, our ability to exercise shareholders’ rights or foreclose the share pledge according to the contractual arrangements may be impaired. If these or other disputes between the shareholders of the VIEs and third parties were to impair our ability to direct activities of and receive economic benefits from the VIEs and their subsidiaries, our ability to consolidate the financial results of the VIEs would be affected, which would in turn result in a material adverse effect on our business, operations and financial condition.

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. Uncertainties regarding the interpretation and enforcement of the relevant PRC laws and regulations could limit our ability to enforce these contractual arrangements. See “—Risks Relating to Doing Business in China—Uncertainties associated with change in or development of PRC legal system could adversely affect us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to direct activities of and receive economic benefits from the VIEs and their subsidiaries, and our ability to conduct our business may be negatively affected.

The shareholders of the VIEs may have actual or potential conflicts of interest with us, which may adversely affect our business and financial condition.

The shareholders of the VIEs may have actual or potential conflicts of interest with us. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Variable Interest Entities”. The shareholders of the principal VIE include Mr. Will Wei Cheng, who is the chairman of our board of directors and our chief executive officer, as well as senior management of our company or an affiliate of our company in addition to one shareholder who is an investor representative. These shareholders may breach, or cause the VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIEs, which would have a material and adverse effect on our ability to direct activities of and receive economic benefits from the VIEs and their subsidiaries. For example, the shareholders may be able to cause our agreements with the VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive call option agreements with these shareholders to request them to transfer all of their equity interests in the VIEs to a PRC entity or individual designated by us, to the extent permitted by PRC law. We cannot assure you that such method, or any other methods that we may explore, will be effective in resolving the potential conflicts of interest between these shareholders and our company. The shareholders of the VIEs have executed powers of attorney to appoint our respective PRC subsidiaries to vote on their behalf and exercise voting rights as shareholders of the VIEs. If we cannot resolve any conflict of interest or dispute between us and the shareholders of the VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

The shareholders of the VIEs may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in the VIEs and the validity or enforceability of our contractual arrangements with the VIEs and their shareholders. For example, in the event that any of the individual shareholders divorce his or her spouse, the spouse may claim that the equity interest of the VIEs held by such shareholder is part of their community property and should be divided between such shareholder and his or her spouse. If such claim is supported by the court, the relevant equity interest may be obtained by the shareholder’s spouse or another third party who is not subject to obligations under our contractual arrangements, which could make us unable to direct activities of and receive economic benefits from the VIEs and their subsidiaries. Similarly, if any of the equity interests of the VIEs is inherited by a third party with whom the current contractual arrangements are not binding, we may be unable to direct activities of and receive economic benefits from the VIEs and their subsidiaries, or have to do so by incurring unpredictable costs, which could cause significant disruption to our business and operations and harm our financial condition and results of operations.

Although under our current contractual arrangements, (i) the spouses of some of the shareholders of the VIEs have respectively executed a spousal consent letter under which each spouse agrees not to assert any rights over the equity interest in the VIEs, and (ii) it is expressly provided that the shareholders of the VIEs shall not assign any of their respective rights or obligations with respect to their equity interests in the VIEs to any third party without the prior written consent of our PRC subsidiaries, we cannot assure you that these undertakings and arrangements will be complied with or effectively enforced. In the case any of them is breached or becomes unenforceable and leads to legal proceedings, it could disrupt our business, distract our management’s attention and subject us to substantial uncertainties as to the outcome of any such legal proceedings.

Contractual arrangements in relation to the VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements in relation to the VIEs were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the taxable income of the VIEs in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIEs for PRC tax purposes, which could in turn increase their tax liabilities without reducing our PRC subsidiaries’ tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on the VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the VIEs’ tax liabilities increase or if they are required to pay late payment fees and other penalties.

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

In addition, the Administrative Regulations on Foreign-Invested Telecommunications Enterprises were recently amended by the State Council on April 7, 2022. The amendments took effect on May 1, 2022 and canceled the qualification requirement on the primary foreign investor in a foreign invested value-added telecommunications enterprise for having a good track record and operational experience in the value-added telecommunications industry as stipulated in the previous version. Given this new regulatory development, we may need to restructure the ownership structures of our consolidated VIEs for the purpose of having better power to direct activities of and receive economic benefits from the VIEs, or, if we decide to pursue listing on another internationally recognized stock exchange, satisfying the requirements of such stock exchange. Such restructuring will be subject to a number of uncertainties, including adjusting the contractual arrangements with the VIEs, registration of the transfer of the equity interests of our consolidated affiliated entities and their subsidiaries, registration of the new equity pledges, and obtaining additional operating permits or making amendments to our current operating permits, including the VATS Licenses. If we are unable to successfully complete the procedures involved in restructuring the ownership structure of our consolidated VIEs, or if these procedures are subsequently challenged, we may not be able to complete a future listing on another internationally recognized stock exchange as we expect, and any of these events could also cause significant disruption to our business operations, which would in turn have a material adverse effect on our business, financial condition and results of operations.

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

Risks Relating to Doing Business in China

Changes and developments in China’s economy, social conditions or government policies could have a material adverse effect on our business, financial conditions and results of operations.

A large majority of our operations are located in China. Accordingly, our business, prospects, financial condition and results of operations may be affected to a significant degree by the economy, social conditions and changes in government policies in China generally. While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures due to the pressure of economic growth. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

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

On June 24, 2022, the Standing Committee of the National People’s Congress of China decided to amend the Anti-monopoly Law. The amendment took effect on August 1, 2022. Compared with the previous Anti-monopoly Law, the amendment further provides that operators shall not abuse data, algorithms, technology, capital advantages and platform rules to engage in monopolistic behaviors that are prohibited by the Anti-monopoly Law and further emphasizes that operators with dominant market position shall not abuse their dominant market position by these means. In addition, the amendment increases the fines for illegal conclusion and implementation of monopoly agreements and introduces different fines for illegal concentration of business operators under different circumstances. Following this, on March 10, 2023, the State Administration for Market Regulation promulgated the Provisions on Prohibiting Monopoly Agreements, the Provisions on Prohibiting Abuse of Dominant Market Positions, the Provisions on the Examination of Concentrations of Undertakings and the Provisions on Prohibiting the Acts of Eliminating or Restricting Competition by Abuse of Administrative Power, all of which came into effect on April 15, 2023. These provisions specify and refine the relevant provisions of the Anti-monopoly Law. For example, these provisions specify the conditions for suspending the review period for calculating the concentration of undertakings, clarify the judgment factors of “control” and “implementation of concentration” in the review of concentration of undertakings, optimize the calculation of turnover of undertakings involved in concentration, etc. Besides, these provisions further emphasize that operators with dominant market positions shall not utilize data, algorithms, technologies and rules of the platform, among others, to conduct acts of abusing their dominant market positions as stipulated thereunder. For more details, see “Item 4. Information on the Company—B. Business Overview—Regulation—PRC Regulations—Regulations Relating to Anti-Monopoly”. As such provisions came into effect recently, their interpretation, implementation and enforcement remain uncertain.

In order to comply with existing anti-monopoly and other laws and regulations and new anti-monopoly and other laws and regulations that may be enacted in the future, we may need to devote significant resources and efforts, including restructuring affected businesses, changing our business practice and adjusting investment activities, which may materially and adversely affect our business, growth prospects and reputation. For example, in April 2021, the State Administration for Market Regulation, together with the CAC and the State Administration of Taxation, held a meeting with more than 30 major internet companies in China, including us. All companies that participated in the meeting were required to conduct a self-inspection within one month to identify and correct possible violations of anti-monopoly, anti-unfair competition, tax and other related laws and regulations and submit their compliance commitments for public supervision. As of the date of this annual report, we have completed the self-inspection and the relevant governmental authorities have conducted onsite inspections of our company. Our self-inspection uncovered a number of areas which could be deemed problematic from the compliance perspective, including potential anti-competitive practices in certain ancillary services such as electric vehicle charging, disclosure of driver income and related policies, inaccurate marketing and promotional materials, potentially unfair pricing in the community group buying business, and failure to make filings of certain transactions subject to merger control review. We have made efforts to correct or improve the above areas to ensure compliance to the extent we can. However, we cannot assure you that we will not be subject to any penalty with respect to any violations of anti-monopoly, anti-unfair competition, pricing, advertisement, privacy protection, food safety, product quality, tax and other related laws and regulations. We expect that these areas will receive greater and continued attention and scrutiny from regulators and the general public going forward. As a result, we may be subject to additional inspections and/or investigations and may incur additional costs and expenses, devote more of our management’s attention and allocate additional resources to comply with the relevant laws and regulations and other requirements of the governmental authorities. If we are required to take any rectifying or remedial measures or are subject to any penalty, our reputation and business operations may be materially and adversely affected. Further, on May 14, 2021, the Ministry of Transport and several other regulators convened a meeting with multiple transport-related platforms in China including us, in which the regulators required those platforms to review their business practice in the areas of driver income, pricing, and related mechanisms and make rectifications to ensure transparency and fairness to platform participants, including passengers and drivers. Specifically, for the sake of transparency and fairness, the regulators required us to share information with the drivers on our platform about their income. We have been making efforts to meet the latest guidance from regulators, including issuing public letters to drivers to explain our future periodic statements to each driver setting forth details of the driver’s income with us, beginning from July 2021. We will review and modify our business practice continually to ensure compliance with regulatory requirements and guidance. However, we cannot assure you that regulators will not have further requirements, nor that the regulators will not require us to make additional changes to various aspects of our business practice. Claims and/or regulatory actions against us related to various aspects of our business practice may result in our being subject to fines, constraints on or modification of our business practice, damage to our reputation, and material adverse impact on our financial condition, results of operations and prospects.

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

The PRC government has jurisdiction over our business operations and may exercise discretion pursuant to PRC laws and regulations. If we fail to comply with applicable PRC laws, regulations or regulatory requirements, our operations and the value of our securities may be materially affected.

We conduct our business primarily through our PRC subsidiaries, the VIEs and their subsidiaries in China. Our operations and business development are governed by PRC laws and regulations. The PRC government has jurisdiction over our business operations and may exercise discretion pursuant to PRC laws and regulations. If we fail to comply with applicable PRC laws, regulations or regulatory requirements, our operations and value of our securities may be materially affected. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If we or drivers or vehicles on our platform fail to obtain and maintain the licenses, permits or approvals required by the jurisdictions where we operate, our business, financial condition and results of operations may be materially and adversely impacted” and “—Risks Relating to Doing Business in China—Claims and/or regulatory actions against us related to anti-monopoly and/or other aspects of our business may result in our being subject to fines, constraints on or modification of our business practice, damage to our reputation, and material adverse impact on our financial condition, results of operations and prospects.” Also, the PRC government has recently promulgated new or draft laws and regulations to exert further oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—New cybersecurity and data security measures and regulations could impose further compliance requirements on our business, cause us to incur new expenses for compliance, or expose us to new legal risks in the event we fail to comply with these regulatory requirements” and “—Risks Relating to Doing Business in China—We may be required to obtain approval or subject to filing or other requirements from the CSRC or other PRC governmental authorities for any future listing or other financing activities.” As such, we may be required to obtain approval and complete filings or other administrative procedures with the PRC government for any future offshore offerings that we may conduct. However, we may be unable to obtain such approval or complete such filings or other administrative procedures in a timely manner, and therefore face adverse consequences under the relevant laws and regulations. In the past year, we fully cooperated with the PRC government authorities on the cybersecurity review and rectification measures. On January 16, 2023, as approved by the Cybersecurity Review Office, we have resumed DiDi Chuxing’s registration of new users. See “Item 3. Key Information—Permissions Required from the PRC Authorities for Our Securities Offerings and Operations—Update on Cybersecurity Review and Rectification.” However, there are uncertainties with respect to whether we will become subject to any new cybersecurity review in the future and if we are unable to complete such new review and the relevant rectification, the growth and usage of our platform in China may decline, which could materially and adversely affect our business, financial condition, results of operations and prospects. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, there may be changes or developments in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies applicable to our industry. See “Item 3. Key Information—D. Risk Factors—Doing Business in China—Uncertainties associated with change in or development of PRC legal system could adversely affect us.” As a result, investors of our company and our business may face potential uncertainty.

Uncertainties associated with change in or development of PRC legal system could adversely affect us.

The PRC legal system is evolving rapidly. Although we have taken measures to comply with the laws and regulations applicable to our business operations and to avoid conducting any non-compliant activities under these laws and regulations, the PRC governmental authorities may continue to promulgate new laws and regulations regulating our business. Moreover, developments in our industry may lead to further amendments and improvements in PRC laws, regulations and policies, and uncertainty remains concerning the interpretation and implementation of newly promulgated laws, regulations and policies. As a result, we may be required by the regulators to upgrade the licenses or permits we have obtained, to obtain additional licenses, permits, approvals, to complete additional filings or registrations for the services we provide, or to modify our business practices. Any failure to upgrade, obtain or maintain such licenses, permits, filings or approvals or requirement to modify our business practices may subject us to various penalties, including, among others, the confiscation of revenues and imposition of fines. We cannot assure you that our business operations would not be deemed to violate any existing or future PRC laws or regulations, which in turn may limit or restrict us, and could materially and adversely affect our business and operations.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC judicial and administrative authorities have certain discretion in interpreting and implementing statutory and contractual terms, it may be difficult to predict the outcome of a judicial or administrative proceeding. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. A prohibition on the trading of the ADSs, or the threat of a prohibition on trading, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In June 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2022.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If that happens and we are unable or have not yet listed on a non-U.S. exchange and a market does not develop outside of the United States, your ability to sell or purchase our securities when you wish to do so would be substantially impaired, which would have a negative impact on the price of our securities. Also, such circumstances would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

The PRC government may continue to strengthen its capital controls, and more restrictions and a more substantial vetting process may be put forward by the State Administration of Foreign Exchange, or SAFE, for cross-border transactions falling under either or both the current account and the capital account. To the extent cash or assets in our business are held in the PRC or by a PRC entity, the funds or assets may not be available to fund operations or for other use outside of the PRC due to the imposition of restrictions and limitations by the PRC government. Although currently there are no equivalent or similar limitations in Hong Kong on cash transfers to or from our Hong Kong entities (including currency conversion), if certain limitations in the PRC were to become applicable to cash transfers to or from Hong Kong entities (including currency conversion) in the future, the funds in our Hong Kong entities, likewise, may not be available to meet our currency demand. See “Item 3. Key Information—Cash and Asset Flows through Our Organization.” Any limitation on the ability of our PRC subsidiary to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

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

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2020, 2021 and 2022 were increases of 0.2%, 1.5% and 1.8%, respectively. Although we have not been materially affected by inflation in the past, we may be affected by higher rates of inflation in China in the future, particularly if it affects labor costs.

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

A large majority of our revenues is denominated in Renminbi, while we hold much of our cash and cash equivalents and time deposits in currencies other than Renminbi, including particularly the U.S. dollar. Fluctuations in the exchange rate between the Renminbi and other currencies, particularly the U.S. dollar, will affect the relative purchasing power in Renminbi of our cash and cash equivalents. Fluctuations in the exchange rate may also cause us to incur foreign exchange losses and affect the relative value of any dividend issued by our subsidiaries in China. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results in U.S. dollar terms without giving effect to any underlying change in our business or results of operations.

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

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive a large majority of our revenues in RMB. Under our current corporate structure, our company in the Cayman Islands may rely on dividend payments from our PRC subsidiary to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our wholly foreign-owned subsidiaries in China are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. But approval from or registration with appropriate government authorities or delegated banks is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also restrict access in the future to foreign currencies for current account transactions when it deems necessary. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

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

The M&A Rules require overseas special purpose vehicles that are controlled by PRC companies or individuals formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies using shares of such special purpose vehicles or held by their shareholders as considerations to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. However, the application of the M&A Rules remains unclear. Furthermore, on February 17, 2023, the CSRC promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and relevant five guidelines, which became effective on March 31, 2023. Under these new rules, PRC domestic companies that seek to offer and list securities in overseas markets (including the circumstance where the PRC domestic company intends to reissue and list overseas after delisting from overseas exchanges, including being delisted to the over-the-counter market), either directly or indirectly, are required to fulfill the filing procedure with the CSRC and report relevant information. As the Overseas Listing Trial Measures and the related guidelines were newly promulgated, there remain uncertainty regarding their implementation and interpretation and we cannot predict whether or how these new rules may impact our company in the future.

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

On October 17, 2017, the State Administration of Taxation issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

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

Under PRC law, legal documents for corporate transactions are executed using the chops or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant branch of the Administration for Market Regulation. Although we usually utilize chops to enter into contracts, the designated legal representatives of our PRC subsidiaries, the VIEs and their subsidiaries have the apparent authority to enter into contracts on behalf of these entities without chops and bind the entities. The designated legal representatives of our PRC entities have signed employment agreements with us or these PRC entities under which they agree to abide by various duties. In order to maintain the physical security of our chops and chops of our PRC entities, we generally store these items in secured locations accessible only by the authorized personnel in the administrative department of each of our subsidiaries. Although we monitor such authorized personnel, there is no assurance such procedures will prevent all instances of abuse or negligence. Accordingly, if any of our authorized personnel misuse or misappropriate our corporate chops or seals, we could encounter difficulties in maintaining control over the relevant entities and experience significant disruption to our operations. If a designated legal representative obtains control of the chops in an effort to obtain control over our PRC entities, we or our PRC entities would need to pass a new shareholder or board resolution to designate a new legal representative and we would need to take legal action to seek the return of the chops, apply for new chops with the relevant authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties to us, which could involve significant time and resources and divert management attention away from our regular business. In addition, the affected entities may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

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

One of our subsidiaries, Beijing DiDi Infinity Technology and Development Co., Ltd., which we refer to as Beijing DiDi, is entitled to enjoy a preferential tax rate of 15%, due to its qualification as a High and New Technology Enterprise. This status will expire in 2025 unless renewed. The High and New Technology Enterprise qualification is re-assessed by the relevant authorities every three years, and if the subsidiary fails to renew its High and New Technology Enterprise qualification, the enterprise income tax rate applicable to it will increase to 25%. See “Item 5. Operating And Financial Review and Prospects—A. Operating Results—Taxation—China.”

The discontinuation of the above-mentioned preferential income tax treatment currently available to us in the PRC could have a material and adverse effect on our result of operations and financial condition. We cannot assure you that we will be able to maintain our current effective tax rate in the future.

Risks Relating to Our ADSs

The delisting of our ADSs from NYSE may continue to have a material adverse effect on the trading and price of our ADSs, and we cannot assure you that our ADSs will be relisted on any other internationally recognized stock exchange, or that if they are ever relisted, they will remain listed.

On May 23, 2022, we held an extraordinary general meeting to vote on the voluntary delisting of our ADSs from the NYSE and obtained the shareholder approval. On June 13, 2022, our ADSs were delisted from the NYSE. The delisting of our ADSs from the NYSE has had and may continue to have a material adverse effect on us by, among other things, causing investors to dispose of our ADSs and limiting the ADSs’ liquidity, the market price of our ADSs, the number of potential investors, the availability of trading information, the number of broker-dealers and our ability to obtain financing.

The lack of an active trading market may limit the liquidity of an investment in our ADSs, meaning you may not be able to sell our ADSs you own at times, or at prices, attractive to you. Any of these factors may materially and adversely affect the price of our ADSs. In addition, we may be subject to shareholder lawsuits and regulatory proceedings in the United States, Cayman Islands and elsewhere, that arise from our decision to delist our ADS from the NYSE. Our reputation and credibility may be harmed and we may have to incur significant expenses to defend ourselves in any legal or regulatory proceeding brought against us, the outcome of which is uncertain and may have material and adverse impact on our business, financial condition, results of operations and prospects.

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

On May 23, 2022, we held an extraordinary general meeting to vote on the voluntary delisting of our ADSs from the NYSE and obtained the shareholder approval. On June 2, 2022, we filed a Form 25 Notification of Delisting and our ADSs were delisted from the NYSE on June 13, 2022. Our ADSs have been quoted on OTC Pink under the symbol “DIDIY” since June 2022. The OTC Market is a significantly more limited market than NYSE. The quotation of our ADSs on the OTC Market may result in a less liquid market available for existing and potential stockholders to trade our ADSs, could depress the trading price of our ADSs and could have a long-term adverse impact on our ability to raise capital in the future.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own company, including the following:

●	our delisting from the NYSE;
●	actual or anticipated variations in our revenues, earnings, cash flow, or key operating metrics;
●	financial projections we may provide to securities analysts and/or the public, any changes in those projections and any failure to meet those projections;
●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
●	announcements of new services, solutions, products by us or our competitors;
●	changes in financial projections or targets published or otherwise provided to investors by securities analysts or any failure by us to meet those targets or the expectations of investors;
●	detrimental adverse publicity about us, our services or our industry;
●	announcements of new regulations, rules or policies relevant to our business;

●	additions or departures of key personnel;
●	sales of additional equity securities; and
●	potential or actual litigation or regulatory investigations.

These or other factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, as amended from time to time, the Companies Act (As Revised) of the Cayman Islands, or the Companies Act, and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors owed to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors owed to us under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than copies of the memorandum and articles of association, the register of mortgages and charges, any special resolutions passed by our shareholders, and a list of our current directors) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act (As Revised) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Item 10. Additional information—B. Memorandum and Articles of Association—Differences in Corporate Law”.

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

Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanisms. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or collect evidence within the territory of the PRC. Furthermore, on February 24, 2023, the CSRC and several other Chinese authorities promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, which provide that where an overseas securities regulator and a competent overseas authority requests to inspect, investigate or collect evidence from a PRC domestic company concerning overseas offering and listing, or to inspect, investigate, or collect evidence from the PRC domestic securities companies and securities service providers that undertake relevant businesses for such PRC domestic companies, such inspection, investigation and evidence collection shall be conducted under a cross-border regulatory cooperation mechanism, and the CSRC or other competent Chinese authorities will provide necessary assistance pursuant to bilateral and multilateral cooperation mechanisms. The PRC domestic company, securities companies and securities service providers shall first obtain approval from the CSRC or other competent Chinese authorities before cooperating with the inspection and investigation by the overseas securities regulator or competent overseas authority, or providing documents and materials requested in such inspection and investigation. Accordingly, the inability for an overseas securities regulator to directly conduct investigations or collect evidence within China may further increase difficulties faced by you in protecting your interests. See also “—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

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

We are required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the year ended December 31, 2022. In 2022, our management, with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2022. Based on this evaluation, we did not note or identify any deficiencies that we believe to be material weaknesses as of December 31, 2022. In addition, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our independent registered public accounting firm has issued an attestation report, which has concluded that as of December 31, 2022, our internal control over financial reporting was effective. We are required to disclose changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting on an annual basis.

Our compliance with Section 404 requires that we incur substantial accounting expense and expend significant management efforts. In addition, as our business continues to grow in size and complexity, we are improving our processes and infrastructure to help ensure we can prepare financial reporting and disclosures within the timeline required. We may need to hire additional accounting and financial staff with appropriate experience and technical accounting knowledge to compile the system and process documentation necessary to perform the evaluation needed to comply with Section 404. In addition, prior to completing our internal control assessment under Section 404, we may become aware of and disclose material weaknesses that will require timely remediation. Due to our significant growth, we face challenges in timely and appropriately designing controls in response to evolving risks of material misstatement. During the evaluation and testing process of our internal controls, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective.

We cannot assure you that there will not be material weaknesses in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or operating results. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our ADSs could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities.

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

All the ordinary shares held by Xiaocheng Investments Limited, Investor Link Investments Limited and Steady Prominent Limited were converted into Class B ordinary shares upon the closing of our initial public offering in July 2021. Steady Prominent is ultimately wholly owned by a trust. The advisory committee of the trust, the current members of which are Mr. Will Wei Cheng and Ms. Jean Qing Liu, has the sole power to make all decisions relating to the voting and disposal of the shares held by Steady Prominent. Mr. Cheng and Ms. Liu have agreed to certain voting arrangements in connection with their respective voting power over the shares held by Steady Prominent. As of February 28, 2023, Mr. Will Wei Cheng and Ms. Jean Qing Liu beneficially own in terms of voting power of all of our issued Class B ordinary shares. These Class B ordinary shares constitute 9.7% of our total issued and outstanding share capital and 51.7% of the aggregate voting power of our total issued and outstanding share capital as of February 28, 2023 due to the disparate voting powers associated with our dual-class share structure. As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in our best interests or the best interests of our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes, for any taxable year, which could subject United States investors in our ADSs or ordinary shares to significant adverse United States federal income tax consequences.

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Although the law in this regard is not entirely clear, we treat the VIEs and their subsidiaries as being owned by us for U.S. federal income tax purposes because we consolidate their results of operations in our consolidated U.S. GAAP financial statements as we have the power to direct activities of the VIEs that most significantly impact their economic performance and the right to receive economic benefits from the VIEs that could potentially be significant to them. If it were determined, however, that we are not the owner of the VIEs and their subsidiaries for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year. Assuming that we are the owner of the VIEs and their subsidiaries for U.S. federal income tax purposes, and based on the value of our assets and the composition of our income and assets, including goodwill and other unbooked intangibles, our company does not appear to be a PFIC for our taxable year ended December 31, 2022.

There can be no assurance that we will not be a PFIC, for U.S. federal income tax purposes, for any taxable year because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive determination made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our ADSs may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In particular, recent declines in the market price of our ADSs significantly increased our risk of becoming a PFIC. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. If we determine not to deploy significant amounts of cash or other passive assets for active purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules (including recently proposed regulations), it is also possible that the Internal Revenue Service may challenge our classification of certain assets as non-passive, which may result in our company being or becoming a PFIC, for U.S. federal income tax purposes, for any taxable year.

If we were to be or become a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) holds our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. Further, if we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares, unless we were to cease to be a PFIC and the U.S. Holder were to make a “deemed sale” election with respect to the ADSs or ordinary shares. For more information, see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations” and “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

As an exempted company incorporated in the Cayman Islands and not listed on any stock exchange, our corporate governance practices may differ significantly from those of companies incorporated in Delaware or in other states in the United States or those of companies listed on a stock exchange, and these practices may afford less protection to shareholders.

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands and not currently listed on any stock exchange. As a Cayman Islands exempted company, we are subject to the Companies Act (As Revised) of the Cayman Islands, which to a large extent is modeled after the older Companies Acts of England but does not follow recent English statutory enactments. See “Item 10. Additional information—B. Memorandum and Articles of Association—Differences in Corporate Law” for a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the state of Delaware and their shareholders. In addition, as an exempted company, we are exempted from certain requirements of the Companies Act, including the requirement to hold an annual general meeting. See “Item 10. Additional information—B. Memorandum and Articles of Association—Ordinary Shares—Differences in Corporate Law—Exempted Company”. Furthermore, as we are not currently listed on any stock exchange, we are not subject to any listing rules or listing standards. To the extent that we continue to follow the NYSE corporate governance listing standards that were previously applicable to us, we may stop following any or all of those listing standards at any time at the discretion of our board of directors or management, as the case may be. Our corporate governance practices may afford shareholders less protection than they would otherwise enjoy under Delaware law or under the corporate governance listing standards of the NYSE, the Nasdaq Stock Market or other stock exchanges.

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

The following is a summary of our key business development milestones:

Timeline	Event
2012	We commenced taxi hailing services.
2014	We introduced ride hailing services. We have expanded our ride hailing services over the years and provide a comprehensive range of services that cater to different budgets and needs today.
2015	We acquired Kuaidi and rebranded our app to DiDi Chuxing.
2016	We acquired Uber China and also began investing in autonomous driving.
2018	We launched our energy and vehicle services. We also expanded into Brazil, followed by Mexico, and then into other countries.
2020	We launched the D1, our purpose-built electric vehicle for shared mobility, in cooperation with a leading electric vehicle manufacturer.
2021	Our ADSs commenced trading on the NYSE under the symbol “DIDI”.
2022	Our ADSs were delisted from the NYSE.

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

Listing on the NYSE and Delisting

On June 30, 2021, we listed our ADSs on the NYSE under the symbol “DIDI”. Our initial public offering in the United States was completed on July 2, 2021. We raised approximately US$4.3 billion in net proceeds from our initial public offering, after deducting underwriting commissions and the offering expenses payable by us.

On May 23, 2022, we held an extraordinary general meeting to vote on the voluntary delisting of our ADSs from the NYSE and obtained the shareholder approval. On June 2, 2022, we filed a Form 25 Notification of Delisting and our ADSs were delisted from the NYSE on June 13, 2022. Our ADSs have been quoted on OTC Pink under the symbol “DIDIY” since June 2022, without our involvement. We will continue to explore appropriate measures in the interest of our company and our shareholders, including exploring a potential listing on another internationally recognized exchange, subject to compliance with applicable rules, regulations, policies and guidance.

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

In connection with the Soda Series A funding round, we granted Cayman Soda Limited a one-off exit right with respect to its Soda A-1 preferred shares, exercisable upon the fourth anniversary of the closing of Cayman Soda Limited’s subscription for its Soda A-1 preferred shares, or upon the earliest occurrence of certain other exit events on or before the sixth anniversary of the closing of Cayman Soda Limited’s subscription for its Soda A-1 preferred shares, including a change of control (such as by merger or asset sale under certain conditions) or the registered public offering by Soda of its ordinary shares. If Cayman Soda Limited exercises its exit right, we will be obliged to repurchase the Soda A-1 preferred shares it holds at the time of the applicable exit event (or, if the exit event is an IPO of Soda, pay pursuant to a true-up mechanism), with the amount of cash to be determined according to pre-agreed pricing formula. In addition, we have also granted certain of Soda’s Series A investors (other than Cayman Soda Limited) a one-off exit right, exercisable if we cease to own 50% of the Soda shares we held at the time the closing of the applicable investor’s subscription, or if Soda has not consummated a qualified IPO by the fifth anniversary of the closing of the applicable investor’s subscription, subject to certain exceptions. If such investors exercise their exit right, we will be obliged to repurchase their Soda A-1 preferred shares in cash at a purchase price to be determined according to pre-agreed pricing formula.

The amount of cash that may be paid upon the exercise of Soda’s Series A investors’ exit rights are not determinable at this time and will depend, among others, on the extent to which Cayman Soda Limited elects to exchange its Soda A-1 preferred shares for cash, as well as the value ascribed to the Soda Series A preferred shares held by Soda’s Series A investors at the time of and by the applicable exit event.

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

Chengxin Preferred Shares and Convertible Note

In March 2021, our subsidiary that is engaged in our community group buying business, Chengxin Technology Inc., a Cayman Islands exempted company, or Chengxin, entered into a series of agreements and issued, in connection with its Series A-1 and A-2 funding rounds, (i) its Series A-1 preferred shares to SVF II Staples Subco (Singapore) Pte Ltd, an investment entity controlled by Softbank Group Corp., and certain other investors for a total consideration of US$0.9 billion, (ii) Series A-2 preferred shares to an investment entity held by certain members of our senior management, for a total consideration of US$200.0 million, and (iii) a zero-coupon convertible note due 2028 in the aggregate principal amount of US$3.0 billion to us. To finance the purchase of its Chengxin A-2 preferred shares, the management investment entity entered into secured term loans with Chengxin’s A-1 round investors for a total of US$160.0 million, which was fully drawn down upon on the same date. In April and May 2021, Chengxin issued additional Series A-1 preferred shares to certain investors for a total consideration of US$0.1 billion.

Considering the continuous adverse impact on Chengxin’s operating and financial performance in 2022, the shareholders of Chengxin considered that it would be in the best interests of Chengxin and its shareholders not to continue to operate the community group buying business. Therefore, Chengxin’s shareholders and board resolved to distribute all of its available assets to its shareholders, in accordance with the distribution sequences outlined in the relevant agreements. As a shareholder of Chengxin, we received our share of Chengxin’s assets of RMB1.9 billion upon the completion of the distribution in July 2022.

DiDi Freight Private Financing

In the first quarter of 2021, our subsidiary that provides intra-city freight services, City Puzzle Holdings Limited, also raised funds through private financing. We currently hold 58.5% of its total equity interests.

Address and Further Information

Our principal executive offices are located at DiDi Xinchenghai, Building 1, Yard 6, North Ring Road, Tangjialing, Haidian District, Beijing, People’s Republic of China. Our telephone number at this address is +86 10-8304-3181. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168. Investors should contact us for any inquiries through the address and telephone number of our principal executive offices.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website didiglobal.com. The information contained on our website is not a part of this annual report.

B.Business Overview

OVERVIEW

We are a leading technology platform for shared mobility, with operations in China and 15 other countries through our platforms or our partnerships across the world.

Our business model comprises four key components:

●	shared mobility;

●	energy and vehicle services;
●	electric mobility; and
●	autonomous driving.

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

Energy and vehicle services. In 2018, we launched energy and vehicle services in China to support the growth of shared mobility by increasing our ability to attract drivers and vehicles onto our platform. We partner with leasing companies and financial institutions to help drivers obtain vehicles. We also help lower the ongoing operating costs for drivers and increase their earning potential. We provide drivers with access to fuel discounts at gas stations in our network as well as to a network of maintenance and repair shops.

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

Our business has achieved significant scale since our founding in 2012. Our revenues were RMB141.7 billion, RMB173.8 billion and RMB140.8 billion (US$20.4 billion) in 2020, 2021 and 2022, respectively. Our net loss was RMB10.6 billion, RMB49.3 billion and RMB23.8 billion (US$3.4 billion) in 2020, 2021 and 2022, respectively.

Our Adjusted EBITA (non-GAAP) results were losses of RMB8.4 billion, RMB19.2 billion and RMB12.8 billion (US$1.9 billion) in 2020, 2021 and 2022, respectively. Adjusted EBITA is a non-GAAP financial measure used by our management to evaluate our operating performance. We define Adjusted EBITA (non-GAAP) as net income (loss) before (i) interest income, (ii) interest expenses, (iii) investment income (loss), net, (iv) impairment loss for equity investments accounted for using Measurement Alternative, (v) income (loss) from equity method investments, net, (vi) other income (loss), net, (vii) income tax benefits (expenses), (viii) share-based compensation expense, (ix) amortization of intangible assets, and (x) impairment of goodwill and intangible assets acquired from business combination. This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. It should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of our operating performance. See “Item 5. Operating And Financial Review and Prospects—A. Operating Results—Non-GAAP Financial Measure.”

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

The diagram below depicts the home screen of our DiDi Chuxing app in China where consumers can access our mobility and other essential services:

北京
Safety Center
Departure
Enter your destination
Ride Hailing
Chauffeur
Bike & E-Bike
Freight
Refueling / Charging
Hitch
Borrowing
Carpooling
Promo Deals
Ride Hailing for the Elderly
Long-Distance Carpooling
Mini Games
Driver Recruitment
Premier
More
Select Current Location on Map
Plan Your Ride
Frequently Used Ride Hailing Features
Access to Our Service Offering

Ride Hailing

We address a wide variety of rider preferences by offering a comprehensive range of ride hailing services on our platform. All services other than Piggy Express can be accessed through the same app. Below, we explain some of the key characteristics of each of our services.

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

Chauffeur

Our chauffeur service dispatches professionally trained drivers to meet the car owner and drive the owner in his or her own car to the specified destination according to the agreed-upon route. This service is popular with consumers who need a designated driver, who need to work while they are traveling, or who are taking long-distance trips where they cannot drive the whole way themselves.

Hitch

Hitch matches a car owner with one or more riders who are going in the same direction as the car owner, allowing the car owner to defray the cost of his or her vehicle. This differentiates hitch from carpooling, which matches multiple riders who are going in the same direction as each other. Hitch is generally more affordable than some ride hailing options since the driver would otherwise be bearing the full cost of the trip.

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

Energy and Vehicle Services

We provide energy and vehicle services to support our shared mobility business by bringing more drivers onto our platform and to serve drivers better. We leverage our large driver network and economies of scale to provide better solutions across the vehicle value chain. Our energy and vehicle services aim to reduce cost and improve income for drivers.

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

There were over 2 million electric vehicles registered on our platform as of December 31, 2022, and electric vehicles fulfilled over 50% of the monthly mileage on our ride hailing platform in December 2022.

Our purpose-built electric vehicles

To create a better shared mobility vehicle, in 2018 we started to partner with a leading electric vehicle manufacturer in China. In November 2020, we launched D1, the world’s first electric vehicle purpose-built for shared mobility. See “—Electric Vehicle Technology.” We launched the D1 in November 2020. We plan to grow the number of custom-designed electric vehicles of all kinds in our leasing network.

Charging

We have a large electric vehicle charging network in China, operated in part by us and in part by our national and local partners. Drivers can see which charging devices are available through our app, which reduces wait time and maximizes the amount of time that drivers can spend serving riders and earning income.

As of the end of 2022, our extensive charging network covers more than 130,000 fast charging devices, enabling more drivers to charge their electric vehicles quickly and conveniently.

Others

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

Financial Services

We work with partners to provide various financial services, including credit loans and payment solutions to better serve consumers, drivers, and business partners.

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

We recognize and fully embrace the challenge of adapting our services to each of the markets we enter, creating differentiated offerings to meet local needs. While we bring our experience from China to our international operations, we also know that our success rests on meeting the needs of the communities we serve, not on applying a one-size-fits-all solution. This adaptive approach has led to numerous differences between our domestic China business and our international operations. We introduce and adjust our service offerings based on what we learn from local consumers and drivers. In 2022, we launched the shared motorcycle service "Moto" in multiple countries in Latin America and in Egypt, helping passengers further reduce mobility costs and fulfilling their demand for mobility in congested traffic scenarios. In 2022, we also achieved milestones in food delivery and financial services in Latin America. We started offering food delivery services in additional countries such as Chile and Peru. In addition, we continue to add options to our local online payment services.

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

ACCESS TO OUR PLATFORM

Consumers, drivers and business partners access our platform through our mobile apps, which are set out in the diagram below. We also make our service offerings available through mini-programs on mobile apps such as WeChat and Alipay. We had 587 million annual active users and 23 million annual active drivers worldwide for the twelve months ended March 31, 2023.

Since the Chinese New Year in 2023, the demand for commuting, consumer travel, and travel to or from airports, train stations and other major transportation hubs in China has rapidly recovered, driving our China Mobility segment to return to growth. In March 2023, we completed an average of 28.2 million daily transactions for our China Mobility segment, representing a 42% increase from March 2022. During the same period, our International segment continued to develop, with an average of 6.6 million daily transactions for international mobility and food delivery in March 2023. Other initiatives, including bike and e-bike sharing, certain energy and vehicle services, intra-city freight, and financial services, completed an average of 10.2 million daily transactions. In March 2023, we completed a total of 45.0 million average daily transactions for our China Mobility, International, and Other Initiative segments.

We had 587 million annual active users and 23 million annual active drivers worldwide for the twelve months ended March 31, 2023. Among them, our China Mobility segment had 411 million annual active users and 19 million annual active drivers. We will continue to improve our services and strengthen technological innovation to serve drivers and users worldwide.

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

Since 2018, we partnered with a leading electric vehicle manufacturer to improve the shared mobility experience. In November 2020, we launched the D1, the world’s first electric vehicle purpose-built for shared mobility. The D1 offers an enhanced experience for the passenger by providing an ergonomic, comfortable, and fun space to ride in. The D1 offers unique benefits for both drivers and riders through a better driving and riding experience, operating efficiency, and safety.

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

We have been building and refining our autonomous driving business. We have developed proprietary Level 4 full-stack autonomous driving software built upon both real-world driving data and simulative data. Our comprehensive technology includes onboard software modules such as localization, perception, prediction, planning and vehicle control; off-board tools and infrastructure such as simulation and data pipeline; and vehicle-to-everything (V2X) technology. We have assembled a team of over 900 experts in the field and have a self-driving fleet of more than 200 test vehicles. We have been conducting testing of our fleet in Shanghai, Guangzhou, Beijing and the Bay Area in California. We launched our Level 4 non-commercial robotaxi services, which include invehicle human safety drivers, in Shanghai, and Guangzhou.

In 2022, we obtained a license for remote autonomous driving testing in Guangzhou and launched autonomous driving tests without safety driver at the driver seat. At the same time, we also obtained a commercial license to operate robotaxis in Guangzhou, and in March 2023 we officially launched commercial operations in Huadu District. We held an autonomous driving open day event on April 13, 2023, where we unveiled our first concept robotaxi, the DiDi Neuron.

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

ENVIRONMENTAL, SOCIAL AND GOVERNANCE

We firmly believe that creating social value and fulfilling our responsibility to society is not only the right thing to do, but also the key to our company's success. We are committed to promoting social welfare and contributing to the betterment of our communities.

We understand the importance of diversity and inclusiveness in travel, and we strive to make our services accessible to everyone. We are working to make travel safer, easier, and more enjoyable for everyone. In addition, we strive to contribute to the environment through increased road efficiency, promotion of electric mobility and various public welfare activities.

Flexible Income Opportunities

We provide drivers on our platform with the opportunity to work on their own schedule while maximizing their earning potential. We are honored to be able to provide a safe harbor for drivers and those who need an alternative option to generate income.

We provide necessary support to the drivers on our platform, making travel more heartfelt. Our “DiDi Seeds Program” focuses on the education and development of the children of ride hailing drivers. As of the end of 2022, we had awarded college entrance examination scholarships to about 600 driver families. Our “DiDi Care Fund” provides humanitarian assistance to ride hailing drivers and their families who face difficulties in their daily life due to serious illnesses, disasters, and other factors. Since 2018, we have assisted a total of over 1,000 driver families and the special funds allocated for humanitarian assistance have exceeded RMB10 million.

Diversity and Inclusion

We promote diversified and inclusive growth as an integral part of our values and identity. We believe that travel should be accessible to everyone. At DiDi, we are committed to fulfilling our social responsibility by providing barrier-free travel options, especially for special groups like the disabled and the elderly. Our goal is to create a world where every traveller can enjoy a safe, convenient, and inclusive travel experience. To achieve this goal, we have developed a comprehensive strategy that focuses on three key areas: information accessibility, barrier-free mobility services, and public welfare mobility support. Through our efforts in these areas, we are exploring the combined development of inclusive services and social welfare under the mobile mobility scenario.

In terms of information accessibility, we have adapted our DiDi APP to the “text to speech” functions, making it easier for visually impaired users to access our services. For barrier-free mobility services, we launched an initiative to assist passengers with certified guide dogs in finding a car, avoiding rejection, and completing their trips smoothly. This service has been widely recognized and covers 117 cities, with over 2.6 million DiDi drivers completing the Accessibility Services Certification. We also pay close attention to the travel needs of special groups and have established partnerships with public welfare organizations to provide free trips for those in need. We work to support “extremely poor and special needs” groups such as the poor orphans, patients with rare diseases, visually impaired and hearing-impaired children, and public welfare volunteers.

To facilitate transportation for the elderly, on January 22, 2021, we launched the “DiDi Care Version” mini-program, later renamed the “DiDi Senior Edition”. We were the first online ride hailing platform in China to launch an app designed for use by the elderly. Currently, we provide an "Assisted Rides" app function, a mini-program, and telephone hotlines for senior citizens. As of March 31, 2023, we have provided over 75 million trips for over 2.7 million elderly people in 355 cities.

Serving Communities

Drivers on our platform are not only service providers on the road, but also volunteers in better serving their communities. Through various initiatives we support drivers in actively engaging in social volunteer work, promoting the development of their communities, and projecting positive energy and warmth.

We initiated the “Positive Energy on the Road Program” in 2016 to recognize and reward drivers’ brave and kind actions during rides. As of the end of 2022, the program had commended over 1,300 DiDi drivers for their acts of bravery, honesty, and kindness.

In 2021, we established the “DiDi Emergency Rescue Project”, through which we participate in emergency rescue practices. After certain provinces experienced severe flooding in July and October 2021, we donated RMB180 million in total to disaster relief efforts to support the recovery of the affected areas. Subsequently, the "DiDi Public Welfare Rescue Team" was launched to work with civilian professional rescue teams by providing ride hailing drivers with emergency skills training and opportunities to participate in volunteer services.

Low Carbon and Sustainability

We strive to contribute to the environment through increased road efficiency and promotion of electric vehicles. Our shared mobility services contribute to the reduction of carbon emissions. Our development of the D1, the world’s first electric vehicle that was designed specifically for ride hailing, and our commitment to autonomous driving are also paving the way for the future of sustainable mobility.

We are actively involved in initiatives related to climate change and biodiversity protection. In 2022, we work hand in hand with public welfare organizations and protected zones to protect and promote the conservation of rare species, including migratory birds, the Giant Panda, and the Chinese White Dolphin.

In 2022, we launched the “Tanyuanqi” project in 298 cities. This project encourages users to choose low-carbon mobility methods to protect the environment. Currently, the project has attracted over 170 million users, taking a positive step towards optimizing mobility structures and cultivating users’ choice for green mobility.

SAFETY

We transport people, and we take that responsibility very seriously. We have invested a lot in implementing safety efforts, designing processes and deploying technology. We have an extensive array of safety protocols to cover risks before, during and after each ride, and a dedicated dispute resolution process. We have also extended select safety initiatives internationally, tailoring our efforts to the conditions in each local market where we operate.

We use a combination of the following methods to protect the safety of everyone who uses our platform:

Background checks and screening. We verify the documentation, including the driver’s license and vehicle registration license, of drivers who register on our platform. We also have certain requirements implemented in accordance with applicable PRC regulations, including minimum and maximum age requirements, driving experience, no criminal record, no record of dangerous driving or driving under the influence, and no record of drug use. In addition to conducting background reviews of new drivers when they register on our platform, we also periodically conduct background reviews of active drivers. If an active driver fails a background review, their account will be blocked from accessing our platform to ensure the safety of rides on our platform. Riders can register on our platform by verifying their cellphone number.

DiDi Safeguard. We have developed a comprehensive set of safety measures to safeguard riders throughout their entire ride, from when a rider requests a trip to his or her arrival at the destination point.

●	Emergency contacts and police assistance. Both drivers and riders can set up emergency contacts in the safety center in our app and choose to share their real-time trip information automatically to their emergency contacts via SMS during a pre-set time frame. We also have a police assistance button in our app, which allows riders to make emergency calls to the police. Once a rider makes an emergency call to the police, our system will automatically generate an SMS to notify all emergency contacts that the rider has reached out to the police and share the rider’s trip information and location in real time. Additionally, our customer service team is available around the clock to assist customers with any safety concerns. Through our app, customers are able to easily access messaging or calling options to obtain assistance from us.
●	Safe driving. Our system detects signs of dangerous driving patterns, including fatigue, distraction, speeding, accelerating and turning too fast, and braking too hard. In addition, if the vehicle is stopped for too long at a location during a trip, we will send a message to the rider for him or her to confirm the status of the trip.

Other Safety Measures

●	Ratings. We provide a ratings system to riders, which serves as a channel for riders to provide instant feedback on their ride experiences. At the end of each ride, the rider is prompted to rate the driver on a scale of 1 to 5 stars. Our ratings system allows riders to provide anonymous feedback. We take rider ratings feedback very seriously. If a driver is rated below average, the driver may contact our customer service to discuss and address the issues. Riders may put particular drivers on a personal blacklist so that they are no longer dispatched to those drivers. Additionally, drivers may put particular riders on a personal blacklist so that they are no longer dispatched to pick them up.
●	Vehicle matching. If riders find vehicles do not match the information listed in the app, they can submit in-app feedback, and if it is confirmed that the driver is using a different vehicle, the driver will be permanently banned.
●	Hitch. We have implemented heightened screening procedures for car owners that use our hitch service. In addition to real name verification, we require private car owners and passengers to verify their identity through facial recognition in a video registration process. We use facial recognition verification at registration and pick-up to prevent wrongful or false use of user identity. We protect the privacy of passengers by displaying minimal personal information on our app. For example, personalized profile photos and gender information are not available on our app. We also limit the number of orders for each car owner to preserve the ride-sharing nature of hitch. Additionally, the car owner should keep the voice recording function turned on throughout the entire trip, and it activates automatically during night-time and long-distance orders.

Safety education and campaigns. We have set up a set of comprehensive safety management committees. We educate drivers on our policies, service standards, safety guidelines, and how to receive ride requests, and we require them to take exams on an in-app e-learning platform to enhance their safety awareness. We also regularly communicate our approach and safety concerns and safety initiatives with riders, drivers and other stakeholders.

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

DATA PRIVACY AND SECURITY

We are committed to protecting the personal information of all of our users, including drivers, consumers, and other third parties. We have established and implemented policies across our platform on data collection, processing and usage to safeguard the data we collect, and we regularly review these policies and their implementation. We have established an Information Security Committee which is tasked with ensuring compliance with our internal policies and the applicable laws and regulations on data privacy and security.

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

We have obtained certifications to help us ensure that our systems conform to domestic and international standards, including ISO 20000 (relating to the performance of our service management systems), ISO 22301 (relating to the ability of our management system to respond to disruptive events), ISO 27001 (relating to the performance of our information security systems), CSA-STAR (relating to the security of cloud systems) and ISO 27018 (relating to our ability to protect data on the cloud). We review and refine our systems on an annual basis to ensure that they remain compliant with the standards we observe.

We are subject to complex and evolving PRC laws and regulations. In the course of our operations, we have from time to time been subject to regulatory scrutiny regarding our compliance with data protection rules. On July 2, 2021, the Cybersecurity Review Office posted an announcement to state that we were subject to a cybersecurity review and that the Cybersecurity Review Office required us to suspend new user registration in China during the review. On July 4, 2021, the CAC posted an announcement to state that our DiDi Chuxing app collected personal information in violation of PRC laws and regulations. Pursuant to the PRC Cybersecurity Law, the CAC notified app stores to take down the DiDi Chuxing app and required us to strictly comply with relevant laws and regulations, follow the relevant standards set by the PRC government authorities, and rectify the problem to ensure the security of users’ personal information. On July 9, 2021, the CAC posted an announcement to state that it was confirmed that 25 apps that we operate in China, including the apps used by users and drivers, had the problem of collecting personal information in serious violation of relevant PRC laws and regulations. Pursuant to the PRC Cybersecurity Law, the CAC notified app stores to take down these apps, and required us to strictly comply with relevant laws and regulations, follow the relevant standards set by the PRC government authorities, and rectify the problem to ensure the security of users’ personal information. In the past year, we fully cooperated with the PRC government authorities on the cybersecurity review and rectification measures. On January 16, 2023, as approved by the Cybersecurity Review Office, we have resumed DiDi Chuxing’s registration of new users. We will continue to take effective measures to protect the safety of our platform infrastructure and security of big data, and safeguard national cybersecurity. In addition, the PRC government has promulgated a series of new laws and regulations on cybersecurity, data security, personal privacy and overseas listing, which establish higher compliance standards for China-based issuers, including our company, with respect to various aspects such as cybersecurity, data security, cross-border data transmission, personal privacy and overseas listing. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—New cybersecurity and data security measures and regulations could impose further compliance requirements on our business, cause us to incur new expenses for compliance, or expose us to new legal risks in the event we fail to comply with these regulatory requirements.”

INTELLECTUAL PROPERTY

We believe that our intellectual property rights are valuable and important to our business. We rely on trademarks, patents, copyrights, trade secrets, license agreements, intellectual property assignment agreements, confidentiality procedures, non-disclosure agreements with third-parties and employee non-compete and invention assignment agreements to establish and protect our proprietary rights.

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

Many of our competitors are well-capitalized and offer discounted services, driver incentives, consumer discounts and promotions, innovative service and product offerings, and alternative pricing models, which may be more attractive to consumers than those that we offer. Further, some of our current or potential competitors have, and may in the future continue to have, greater resources and access to larger driver and consumer bases in a particular geographic market. In addition, our competitors in certain geographic markets enjoy substantial competitive advantages such as greater brand recognition, longer operating histories, better localized knowledge, and more supportive regulatory regimes. As a result, such competitors may be able to respond more quickly and effectively than us in such markets to new or changing opportunities, technologies, consumer preferences, regulations, or standards, which may render our products or offerings less attractive. In addition, future competitors may share in the effective benefit of any regulatory or governmental approvals and litigation victories we may achieve, without having to incur the costs we have incurred to obtain such benefits. For additional information about the risks to our business related to competition, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—The shared mobility industry is highly competitive, and we may be unable to compete effectively.”

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

On July 27, 2016, the Ministry of Transport, the MIIT, the Ministry of Public Security, the Ministry of Commerce, the State Administration for Market Regulation and the CAC jointly promulgated the Interim Measures for the Management of Online Ride Hailing Operation and Service, or the Interim Measures, which took effect on November 1, 2016 and was last amended on November 30, 2022. The Interim Measures were promulgated to regulate the business activities of online ride hailing services and to ensure the safety of passengers by establishing a regulatory system for the platforms, vehicles and drivers engaged in online ride hailing services. According to the Interim Measures, (i) the competent transport department of the State Council shall be responsible for guiding the administration of online ride hailing services nationwide, (ii) the competent transport department of the government of a province or an autonomous region shall be responsible for guiding the administration of online ride hailing services within its respective administrative region, and (iii) the competent transport department of a municipality directly under the central government, a city divided into districts, a county, or other competent administrative department designated by the government shall be responsible for the specific administration of online ride hailing service. Before carrying out online ride hailing services, an online ride hailing service platform must obtain a permit for the online ride hailing business and complete the record filing of internet information services with the provincial communications administration in the place of its enterprise registration. Such platform must be capable of exchanging and processing the relevant information and data with its servers located within the PRC, have relevant service organizations and service capabilities in locations where the services are provided, establish a sound operational management system, work safety management system and service quality assurance system, and fulfill other conditions as prescribed. Platforms that conduct the online ride hailing business without obtaining the necessary permit may be subject to an order of correction, a warning by the local authority, a fine of RMB10,000 to RMB30,000, or even criminal liabilities if a violation constitutes a crime. Vehicles used for online ride hailing services must also satisfy certain conditions in order to obtain the transportation permit for vehicles used for online ride hailing services, including, among others, installation of satellite navigation system and emergency alarm devices, and meeting certain operational safety criteria. The Interim Measures also impose certain requirements on drivers engaged in online ride hailing services, including, among others, a driving experience of more than three years and no transport or driving related or violent criminal offense or violent crime record. Drivers must meet the prescribed conditions and pass the relevant exams before they can obtain the driver’s license for online ride hailing services. Platforms may be subject to an order of correction and a fine of RMB5,000 to RMB10,000, and in severe cases a fine of RMB10,000 to RMB30,000, if the relevant vehicle or driver providing the online ride hailing services has not obtained the applicable permit. Furthermore, the Interim Measures also provide that competent local governmental authorities may formulate detailed implementing rules for their respective regions in accordance with the Interim Measures and in light of local conditions.

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

On December 28, 2016, the Shenzhen Municipal People’s Government promulgated Interim Measures for the Management of Online Ride Hailing Operation and Service in Shenzhen, as last amended on March 3, 2022, which stipulate that an online ride hailing service platform shall have premises, management agencies and management personnel in Shenzhen that match its business scale, and the vehicles used for online ride hailing services shall be within its valid inspection period, have obtained a driving license for less than two years as of the date of applying for the online ride hailing license, be equipped with vehicle-borne terminals that meet the relevant specifications, and shall not be similar to cruising taxis in appearance. In addition, drivers engaged in online ride hailing services shall have no record of the practicing qualification certificate of taxi drivers being revoked within 3 years before the application, and have passed the practicing qualification examination.

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

On February 7, 2022, the General Office of the Ministry of Transport, the MIIT, the Ministry of Public Security and several other governmental authorities jointly promulgated the Notice on Strengthening the Joint Supervision of the Entire Chain of Online Ride Hailing Industry, which provides that the departments of transportation, telecommunications, public security, human resources and social security, the People’s Bank of China, taxation, market regulation and internet information shall accelerate the establishment of a collaborative supervision mechanism led by the transportation department for new forms of transportation at the provincial and municipal levels, or the joint supervision mechanism. This notice requires relevant governmental authorities to optimize service processes, strictly control industry personnel access, and urge online ride hailing platforms not to grant access to drivers and vehicles with no valid licenses. In case certain violations by online ride hailing platforms trigger the supervisions of various governmental authorities or different provinces and have serious adverse impacts, the relevant authorities of the State Council may organize joint regulatory talks and urge the online ride hailing platforms to rectify. If the online ride hailing platforms commit serious violations but refuse to rectify, the relevant governmental authorities of the municipal level or above may initiate joint supervision and report such violations to the inter-ministerial joint meeting mechanism, and the Ministry of Transport shall take the lead and work together with the CAC, the MIIT, the Ministry of Public Security and other governmental authorities, or instruct their relevant local counterparts, to take measures in accordance with laws, including ordering online ride hailing platforms to suspend services in the region, suspend the release of apps or take down the apps, etc. According to this notice, the joint supervision mechanism shall apply to certain violations of laws and regulations by online ride hailing platforms, which include (i) engaging in online ride hailing business or in a disguised form without obtaining the permit for online ride hailing business; (ii) failing to secure that the vehicles and drivers providing services have relevant licenses and professional qualifications, dispatching orders to drivers and vehicles that have not obtained the corresponding licenses, failing to transmit relevant data information to online ride hailing supervision information exchange platform as required or other serious violations of laws and regulations occurring in the process of operating online ride hailing business; (iii) low-price dumping, fraud, and unreasonably differential treatment of individuals in terms of transaction conditions; (iv) endangering network security, data security, or infringing on the rights and interests of users’ personal information; (v) illegal operation of payment and settlement business; (vi) serious infringement of the labor security rights and interests of the drivers; (vii) failure to pay taxes in accordance with the law; and (viii) other serious violations that endanger public interests, disrupt social order, and affect social security and stability.

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

Regulations Relating to Cybersecurity and Information Security

The Decision Regarding the Protection of Internet Security, enacted by the Standing Committee of the National People’s Congress, on December 28, 2000 and amended on August 27, 2009, provides, among other things, that the following activities conducted through the internet, if constituting a crime under PRC laws, are subject to criminal punishment: (i) hacking into a computer or system of strategic importance; (ii) intentionally inventing and spreading destructive programs such as computer viruses to attack computer systems and communications networks, thus damaging the computer systems and the communications networks; (iii) in violation of national regulations, discontinuing computer network or the communications service without authorization; (iv) disseminating illegal information or leaking state secrets; (v) spreading false commercial information; or (vi) infringing intellectual property rights.

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

On November 7, 2016, the Standing Committee of the National People’s Congress issued the Cybersecurity Law, which came into effect on June 1, 2017. The Cybersecurity Law provides that network operators must set up internal security management systems that meet the requirements of a classified protection system for cyber security, including appointing dedicated cyber security personnel, taking technical measures to prevent computer viruses, network attacks and intrusions, taking technical measures to monitor and record network operation status and cyber security incidents, and taking data security measures such as data classification, backups and encryption. The Cybersecurity Law also requires network operators that provide network access or domain name registration services, landline or mobile phone network access, or that provide users with information publication or instant messaging services, to require users to provide a real identity when they sign up. The Cybersecurity Law sets high requirements for the operational security of facilities deemed to be part of the PRC’s “critical information infrastructure.” These requirements include data localisation, i.e., storing personal information and important data in the PRC, and national security review requirements for critical information infrastructure operators when purchasing any network products or services that may impact national security. Among other factors, “critical information infrastructure” is defined as critical network facilities and information systems, that will, in the event of destruction, loss of function or data leak, result in serious damage to national security, the national economy and people’s livelihoods, or the public interest. Specific reference is made to key sectors such as public communication and information services, energy, transportation, water-resources, finance, public services and e-government. Network operators and operators of critical information infrastructure in violation of the Cybersecurity Law may be ordered to cease illegal activities and may be subject to warnings, fines, suspension of business, confiscation of illegal gains, closedown of the websites and revocation of business licenses or operating permits, and the personnel directly in charge or other directly responsible personnel may be fined.

On March 13, 2019, the CAC and the State Administration for Market Regulation jointly issued the Notice on App Security Certification and the Implementation Rules on Security Certification of Mobile Internet Application, which encourages mobile application operators to voluntarily obtain app security certification, and search engines and app stores are encouraged to recommend certified applications to users. The institution designated for this certification is the China Cybersecurity Review Technology and Certification Center. The China Cybersecurity Review Technology and Certification Center has the right to appoint testing agencies to inspect technical capabilities and business operations for the certification.

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

On June 10, 2021, the Standing Committee of the National People’s Congress of China promulgated the Data Security Law, which took effect in September 2021. The Data Security Law provides for data security obligations on entities and individuals carrying out data activities. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data shall designate the personnel and the management body responsible for data security, carry out risk assessments for its data processing activities and file the risk assessment reports with the competent authorities. In addition, the Data Security Law provides a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data and information. We may be required to make further adjustments to our business practices to comply with this law. Violation of the Data Security Law may subject us to an order to cease illegal activities, warnings, fines, suspension of business and revocation of business licenses or operating permits, and the personnel directly in charge or other directly responsible personnel may be fined.

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

In the meantime, the PRC regulatory authorities have also enhanced the supervision and regulation on cross-border data transmission. For example, on July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-Border Data Transfer, which took effect on September 1, 2022. These measures require the data processor providing data overseas and falling under any of the following circumstances apply for the security assessment of cross-border data transfer by the national cybersecurity authority through its local counterpart: (i) where the data processor intends to provide important data overseas; (ii) where the critical information infrastructure operator and any data processor who has processed personal information of more than 1,000,000 individuals intend to provide personal information overseas; (iii) where any data processor who has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals to overseas recipients accumulatively since January 1 of the last year intends to provide personal information overseas; and (iv) other circumstances where the security assessment of data cross-border transfer is required as prescribed by the CAC. Furthermore, the data processor shall conduct a self-assessment on the risk of data cross-border transfer prior to applying for the foregoing security assessment, under which the data processor shall focus on certain factors including, among others, the legitimacy, fairness and necessity of the purpose, scope and method of data cross-border transfer and the data processing of overseas recipients, the risks that the cross-border data transfer may bring to national security, public interests and the legitimate rights and interests of individuals or organizations as well as whether the cross-border data transfer related contracts or the other legally binding documents to be entered with overseas recipients have fully included the data security protection responsibilities and obligations.

Regulations Relating to Personal Information Protection

In recent years, PRC government authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. The Cybersecurity Law imposes certain data protection obligations on network operators, including that network operators shall collect and use personal information legally, appropriately and only to the extent necessary, and may not disclose, tamper with, or damage users’ personal information that they have collected, or provide users’ personal information to others without consent. Moreover, network operators are obligated to delete unlawfully collected information and to amend incorrect information.

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

With respect to the security of information collected and used by mobile apps, pursuant to the Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by Apps, which was issued by the CAC, the MIIT, the Ministry of Public Security, and the State Administration for Market Regulation on January 23, 2019, app operators shall collect and use personal information in compliance with the Cybersecurity Law and shall be responsible for the security of personal information obtained from users and take effective measures to strengthen personal information protection. Furthermore, app operators shall not force their users to make authorization by means of default settings, bundling, suspending installation or use of the app or other similar means and shall not collect personal information in violation of laws, regulations or breach of user agreements. Such regulatory requirements were emphasized by the Notice on the Special Rectification of Apps Infringing upon User’s Personal Rights and Interests, which was issued by MIIT on October 31, 2019. On November 28, 2019, the CAC, the MIIT, the Ministry of Public Security and the State Administration for Market Regulation jointly issued the Methods of Identifying Illegal Acts of Apps to Collect and Use Personal Information. This regulation further illustrates certain commonly seen illegal practices of app operators in terms of personal information protection.

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

On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law, which took effect on November 1, 2021. Pursuant to the Personal Information Protection Law, “personal information” refers to any kind of information related to an identified or identifiable individual as electronically or otherwise recorded but excluding the anonymized information. The processing of personal information includes the collection, storage, use, processing, transmission, provision, disclosure and deletion of personal information. The Personal Information Protection Law applies to the processing of personal information of individuals within the territory of the PRC, as well as personal information processing activities outside the territory of PRC for the following circumstances, (i) for the purpose of providing products or services to natural persons located within China, (ii) for analyzing or evaluating the behaviors of natural persons located within China, or (iii) for other circumstances as prescribed by laws and administrative regulations. A personal information processor may process the personal information of this individual only under the following circumstances: (i) where consent is obtained from the individual; (ii) where it is necessary for the execution or performance of a contract to which the individual is a party, or where it is necessary for carrying out human resource management pursuant to employment rules legally adopted or a collective contract legally concluded; (iii) where it is necessary for performing a statutory responsibility or statutory obligation; (iv) where it is necessary in response to a public health emergency, or for protecting the life, health or property safety of a natural person in the case of an emergency; (v) where the personal information is processed within a reasonable scope to carry out any news reporting, supervision by public opinions or any other activity for public interest purposes; (vi) where the personal information, which has already been disclosed by an individual or otherwise legally disclosed, is processed within a reasonable scope; or (vii) any other circumstance as provided by laws or administrative regulations. In principle, the consent of an individual must be obtained for the processing of his or her personal information, except under the circumstances of the aforementioned items (ii) to (vii). Where personal information is to be processed based on the consent of an individual, such consent shall be a voluntary and explicit indication of intent given by such individual on a fully informed basis. If laws or administrative regulations provide that the processing of personal information shall be subject to the separate consent or written consent of the individual concerned, such provisions shall prevail. In addition, the processing of the personal information of a minor under 14 years old must obtain the consent by a parent or a guardian of such minor and the personal information processors must adopt special rules for processing personal information of minors under 14 years old.

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

Regulations Relating to Online Freight Transport Services

The Regulations on Road Transportation, which were promulgated by the State Council on April 30, 2004 and most recently amended on March 29, 2022 with effect from May 1, 2022, and the Provisions on Administration of Road Transportation and Stations (Sites) issued by the Ministry of Transport, on June 16, 2005 and last amended on September 26, 2022, require that any individuals or institutions that applies for operation of freight transportation shall have: (i) qualified vehicles for operations; (ii) competent drivers under 60 years old with relevant driving licenses and qualification certificate (except for drivers who use general freight vehicles with a total mass of 4.5 tons or less), and (iii) sound and proper administrative systems for safe operation. The transportation administrations at the county level (districted city level, if for dangerous cargos transportations) is responsible for the issuance of the operation permit for the freight transport operating enterprise and the operation licenses for the freight transport operating vehicles. The enterprise shall conduct freight transportation operation in accordance with the scope specified under its road transportation permit and shall not transfer or rent such permit to others.

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

Regulations Relating to Vehicle Rental Services

Pursuant to the Administration Measures for Operations and Services of Small and Micro Passenger Vehicles issued by the Ministry of Transport on December 20, 2020 and last amended on August 11, 2021, rental business operators of small and micro passenger vehicles shall carry out record-filing procedures with the city or county level counterparts of the Ministry of Transport where the business operations are conducted, within 60 days after completing the relevant registration formalities with the local counterparts of the State Administration for Market Regulation, or within 60 days after establishing new service agencies to carry out relevant business activities. To qualify for the record filing procedures, an applicant entity shall satisfy, among others, the following requirements: (i) being an independent legal person registered under the PRC law; (ii) the vehicles used for rental business operations passing quality inspections, and the registered nature of these vehicles being “rental”; (iii) having the business premises and management personnel eligible for the rental business; (iv) establishing corresponding service institutions and having corresponding service capabilities locally; (v) developing comprehensive operation and management systems, service procedures, safety management systems, and emergency response plans. Failure to complete the record-filing procedures may subject the rental business operators of small and micro passenger vehicles to orders to rectify and fines ranging from RMB3,000 to RMB10,000.

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

On June 24, 2022, the Standing Committee of the National People’s Congress of China decided to amend the Anti-monopoly Law. The amendment took effect on August 1, 2022. Compared with the previous Anti-monopoly Law, the amendment further provides that operators shall not abuse data, algorithms, technology, capital advantages and platform rules to engage in monopolistic behaviors as prohibited by the Anti-monopoly Law and further emphasizes that operators with dominant market position shall not abuse their dominant market position by these means. In addition, the amendment increases the fines for illegal conclusion and implementation of monopoly agreements and introduces different fines for illegal concentration of business operators under different circumstances. Specifically, the amendment lifts the upper limit of fines for operators who have concluded but not implemented the monopoly agreements from RMB500,000 to RMB3,000,000 and further provides where an operator who has concluded and implemented the monopoly agreements but has not generated any sales revenue in the previous year might be subject to a fine of not more than RMB5,000,000. As for the illegal concentration, the fines for the operators who engage in the illegal concentration which has or may have the effect of eliminating or restricting competition is not more than 10% of their sales revenue in the previous year and for those which have no eliminating or restricting effect on competition is not more than RMB5,000,000. The amendment also introduces the punitive provisions that the legal representative, principal and directly responsible personnel of the operator who are personally responsible for concluding the monopoly agreement might be subject to a fine of not more than RMB1,000,000.

On March 10, 2023, the State Administration for Market Regulation promulgated the Provisions on Prohibiting Monopoly Agreements, the Provisions on Prohibiting Abuse of Dominant Market Positions, the Provisions on the Examination of Concentrations of Undertakings and the Provisions on Prohibiting the Acts of Eliminating or Restricting Competition by Abuse of Administrative Power, all of which came into effect on April 15, 2023. These provisions specify and refine the relevant provisions of the Anti-monopoly Law. For example, these provisions specify the conditions for suspending the review period for calculating the concentration of undertakings, clarify the judgment factors of “control” and “implementation of concentration” in the review of concentration of undertakings, optimize the calculation of turnover of undertakings involved in concentration, etc. In addition, factors for determining whether a concentration has been implemented include, but are not limited to, the completion of market entity registration or right holder change registration, assignment of senior management, actual participation in business decisions and management, exchange of sensitive information with other undertakings, and substantial integration of business. Besides, an operator with a leading market position may be deemed to have a dominant market position when the relevant conditions are met. Such conditions include an undertaking’s capability to control the upstream and downstream markets, its financial and technological resources, the level of difficulty for other undertakings to enter relevant market, consistency of undertaking behaviors, market structure, transparency of relevant markets, homogeneity of relevant commodities, etc. These provisions further emphasize that operators with dominant market positions shall not utilize data, algorithms, technologies and rules of the platform, among others, to conduct acts of abusing their dominant market positions as stipulated thereunder. In addition, these provisions also clarify the legal responsibility of relevant subjects under different circumstances. For example, according to the Provisions on Prohibiting Monopoly Agreements, where the legal representative, principal responsible person and directly responsible person of an undertaking assume individual responsibility for conclusion of a monopoly agreement, and if such person proactively reports the information on conclusion of the monopoly agreement and provides important evidences to the competent anti-monopoly enforcement authorities, the provisions of the mitigation of or exemption from penalties thereunder may apply.

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

On October 23, 2019, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, which permits non-investment foreign-invested enterprises to use their capital funds to make equity investments in the PRC, with genuine investment projects and in compliance with effective foreign investment restrictions and other applicable laws. However, there are still uncertainties as to its interpretation and implementations in practice.

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

Regulations Relating to Foreign Exchange Registration of Overseas Investment by PRC Residents

In 2014, SAFE issued the SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in the PRC. Under SAFE Circular 37, a “special purpose vehicle” refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in the PRC by PRC residents or entities through special purpose vehicles, namely, establishing foreign-invested enterprises to obtain ownership, control rights and management rights. SAFE Circular 37 provides that, before making a contribution into a special purpose vehicle, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch.

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

Value-added Tax

According to the Provisional Regulations on Value-added Tax promulgated by the State Council on December 13, 1993 and last amended on November 19, 2017, and the Implementing Rules of the Provisional Regulations on Value-added Tax promulgated by the Ministry of Finance on December 25, 1993 and last amended on October 28, 2011, all taxpayers selling goods, providing processing, repairing or replacement services or importing goods within the PRC shall pay VAT. On April 4, 2018, the Ministry of Finance and the State Administration of Taxation issued the Circular on Adjustment of VAT Rates, which took effect on May 1, 2018. According to the abovementioned circular, the taxable sales activities previously subject to VAT rates of 17% and 11% respectively became subject to lower VAT rates of 16% and 10% respectively starting from May 1, 2018. Furthermore, according to the Announcement on Relevant Policies for Deepening VAT Reform jointly promulgated by the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs, which took effect on April 1, 2019, the taxable sales activities previously subject to VAT rates of 16% and 10% respectively became subject to lower VAT rates of 13% and 9% respectively starting from April 1, 2019.

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

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic companies, or the Overseas Listing Trial Measures, together with five guidelines, which became effective on March 31, 2023. The Overseas Listing Trial Measures will comprehensively improve and reform the existing regulatory regime for overseas securities offering and listing of PRC domestic companies by adopting a filing-based regulatory regime. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets (including the circumstance where the PRC domestic company intends to reissue and list overseas after delisting from overseas exchanges, including being delisted to the over-the-counter market), either directly or indirectly, are required to fulfill the filing procedure with the CSRC and report relevant information.

The Overseas Listing Trial Measures provide that if an issuer meets both of the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as an indirect overseas offering and listing by PRC domestic companies: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. Where an issuer submits an application for initial public offering to competent overseas regulators, such issuer must file with the CSRC within three business days after such application is submitted. The Overseas Listing Trial Measures also requires subsequent reports to be filed with the CSRC on material events, such as change of control, having been investigated or penalized by overseas securities regulatory authorities or other competent authorities, converting the listing status or listing board, or voluntary or forced delisting of the issuer(s) which have completed overseas offerings and listings.

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

The following diagram illustrates our corporate structure as of the date of this annual report, including our principal subsidiaries, the principal variable interest entity, and other entities:

(1)	Mr. Will Wei Cheng, Mr. Gang Wang, Mr. Bob Bo Zhang, Mr. Rui Wu and Mr. Ting Chen each hold 49.19%, 48.23%, 1.55%, 0.72% and 0.31% of the equity interests in Xiaoju Technology, respectively. Mr. Cheng is our founder, the chairman of our board of directors and our chief executive officer, Mr. Gang Wang is a shareholder of our company, Mr. Bob Bo Zhang is our chief technology officer, Mr. Rui Wu is our vice president of risk control and compliance, and Mr. Ting Chen is the general manager of an affiliate of our company.

Contractual Arrangements with the Variable Interest Entities

PRC laws and regulations impose restrictions on foreign ownership and investment in value-added telecommunications services and certain other businesses. We are a Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises. In order to comply with PRC laws and regulations, we have entered into a series of contractual arrangements, through our PRC subsidiaries, with the VIEs and their respective shareholders to (i) have the power to direct activities of the VIEs and their subsidiaries that most significantly impact their economic performance and (ii) have the right to receive economic benefits from the VIEs and their subsidiaries that could potentially be significant to them.

We currently conduct our business through the VIEs and their subsidiaries based on these contractual arrangements, which allow us to:

●	have the power to direct activities of the VIEs and their subsidiaries that most significantly impact their economic performance;
●	have the right to receive economic benefits from the VIEs and their subsidiaries that could potentially be significant to them; and
●	have an exclusive option to purchase all or part of the equity interest in the VIEs to the extent permitted by PRC laws.

As a result of these contractual arrangements, certain of our PRC subsidiaries are considered the primary beneficiaries of the VIEs for accounting purposes. We have consolidated the financial results of the VIEs and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. Neither DiDi Global Inc. nor any subsidiaries or investors of DiDi Global Inc. have an equity ownership (including foreign direct investment) in the VIEs, or control of the VIEs, through any form of equity ownership, and the contractual arrangements are not equivalent to an equity ownership in the business of the VIEs. Therefore, these contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs and we may incur substantial costs to enforce the terms of the arrangements. In addition, these agreements have not been tested in China courts. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The contractual arrangements with the VIES and their shareholders may not be as effective as direct ownership in providing operational control” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The shareholders of the VIES may have actual or potential conflicts of interest with us, which may adversely affect our business and financial condition.”

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

Agreements that Provide Us with the Power to Direct Activities of the Variable Interest Entities

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

In the opinion of Fangda Partners, our PRC legal counsel:

●	the ownership structure of our principal variable interest entity, Xiaoju Technology and our PRC subsidiary, Beijing DiDi, currently does not, and will not result in any violation of the applicable PRC laws or regulations currently in effect; and
●	the agreements under the contractual arrangement among Beijing DiDi, Xiaoju Technology and its shareholders are currently valid, binding and enforceable in accordance with their terms and the applicable PRC laws or regulations currently in effect, and do not result in any violation of the applicable PRC laws or regulations currently in effect. However, Fangda Partners has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC legal counsel.

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

D.Property, Plant and Equipment

As of December 31, 2022, we leased office facilities around the world totaling over 290,000 square meters, including 21,693 square meters for our corporate headquarters in Beijing, China. We also lease offices in other parts of China and a number of other countries, including the United States, Mexico and Brazil.

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

A.Operating Results

OVERVIEW

We are a leading technology platform for shared mobility, with operations in China and 15 other countries through our platforms or our partnerships across the world. Our business model comprises four key components:

●	shared mobility;
●	energy and vehicle services;
●	electric mobility; and
●	autonomous driving.

Our business has achieved significant scale since our founding in 2012. Our revenues were RMB141.7 billion, RMB173.8 billion and RMB140.8 billion (US$20.4 billion) in 2020, 2021 and 2022, respectively. Our net loss was RMB10.6 billion, RMB49.3 billion and RMB23.8 billion (US$3.4 billion) in 2020, 2021 and 2022, respectively.

We define Core Platform GTV as sum of GTV for our China Mobility and International segments. Core Platform GTV is an indication of the scale of our platform, which ultimately impacts revenues. Our Core Platform GTV was RMB214.6 billion, RMB271.5 billion and RMB236.0 billion (US$34.2 billion) in 2020, 2021 and 2022, respectively.

OUR FINANCIAL AND OPERATING MODEL

We operate our business in three segments: China Mobility, International and Other Initiatives. Our China Mobility segment accounts for the vast majority of our total revenues. Our International segment consists of our businesses outside of China, and our Other Initiatives segment comprises our new initiatives.

The table below sets forth our principal operations under each of the segments.

China Mobility	International	Other Initiatives
• Ride Hailing	• Ride Hailing	• Bike and E-Bike Sharing
• Taxi Hailing	• Food Delivery	• Certain Energy and Vehicle Services(1)
• Chauffeur		• Intra-city Freight
• Autonomous Driving
• Financial Services
(1)	Certain Energy and Vehicle Services include our refueling, charging, maintenance and repair businesses, plus the leasing business that we carry out ourselves. The leasing business carried out by our business partners is included under China Mobility.

To evaluate our performance, we primarily look at several metrics:

●	Transactions. The number of completed rides for our China Mobility segment, completed rides or food deliveries for our International segment, and completed bike and e-bike sharing, energy and vehicle services, intra-city freight and financial services transactions. Transactions are counted by the number of orders completed, so a carpooling ride with two paying consumers represents two transactions, even if both consumers start and end their ride at the same place, whereas two passengers on the same ride hailing transaction count as one transaction.
●	GTV. The total dollar value, including any applicable taxes, tolls and fees, of completed Transactions without any adjustment for consumer incentives or for earnings and incentives paid to drivers for mobility services, merchant or delivery partners for food delivery services, or service partners for other initiatives.
●	Platform Sales: We define Platform Sales as GTV less all of the earnings and incentives paid to drivers and partners, tolls, fees, taxes and others. Platform Sales enables us to compare the performance of our China Mobility and International segments on a like-for-like basis.
●	Revenues. For each of our service offerings, we recognize revenues differently depending on who the customer is and whether we are the principal or agent in providing the service. We recognize revenues (i) on a gross basis (before subtracting driver earnings and incentives) when we are the principal in providing the service and (ii) on a net basis (after subtracting driver and partner earnings and incentives) when we are the agent in providing the service. For additional discussion related to revenues, see Note 3.24 to our consolidated financial statements.
●	Adjusted EBITA. We define Adjusted EBITA as net income (loss) before (i) interest income, (ii) interest expenses, (iii) investment income (loss), net, (iv) impairment loss for equity investments accounted for using Measurement Alternative, (v) income (loss) from equity method investments, net, (vi) other income (loss), net, (vii) income tax benefits (expenses), (viii) share-based compensation expense, (ix) amortization of intangible assets and (x) impairment of goodwill and intangible assets acquired from business combination, which we do not believe are reflective of our operating performance. See “—Non-GAAP Financial Measure.”

China Mobility

Our China Mobility segment mainly comprises our ride hailing, taxi hailing and chauffeur services.

For ride hailing, we act as the principal in providing mobility services to consumers. We generate revenues on a gross basis from the amount paid by consumers for our service. Our revenues are equal to GTV less (i) tolls, fees and taxes and (ii) consumer incentives. Our revenues from ride hailing services in the PRC presented on a gross basis accounted for the vast majority of the total revenues within China Mobility for the years ended December 31, 2020, 2021 and 2022. Driver earnings and incentives are charged to cost of revenues.

For taxi hailing and chauffeur, we act as an agent by facilitating drivers or partners who provide taxi hailing and chauffeur services to consumers who need such services. We generate revenues on a net basis from commissions that are paid by drivers or partners. These commissions represent a portion of the transaction value. Our revenues are equal to GTV less (i) tolls, fees and taxes and (ii) driver or partner earnings and incentives. Consumer incentives are generally charged to sales and marketing expenses.

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

	Gross Basis	Net Basis
Transaction Price of RMB10.0	10.0	10.0
Add: Tolls, Fees and Taxes	1.0	1.0
Less: Consumer Incentives	(0.9)	(0.9)
Consumer Pays	10.1	10.1
Transaction Price of RMB10.0	10.0	10.0
Add: Tolls, Fees and Taxes	1.0	1.0
GTV	11.0	11.0
Less: Tolls, Fees and Taxes	(1.0)	(1.0)
Less: Driver Earnings	N/A	(7.5)
Less: Driver Incentives	N/A	(1.0)
Less: Consumer Incentives	(0.9)	N/A
Revenues	9.1	1.5
Cost of Revenues
Driver Earnings	(7.5)	N/A
Driver Incentives	(1.0)	N/A
Sales and Marketing
Consumer Incentives	N/A	(0.9)

The table below illustrates key metrics for our China Mobility segment for the periods indicated.

	For the Year Ended
	December 31,
	2020	2021	2022
Operating Metrics
Transactions (in millions)	7,750	9,514	7,733
GTV (in RMB millions)	189,002	233,845	186,174
Platform Sales (in RMB millions)	32,366	38,962	34,627
Financial Metrics
Revenues (in RMB millions)	133,645	160,521	125,931
Adjusted EBITA (non-GAAP)(1) (in RMB millions)	3,960	6,129	(1,450)

Note:

(1)	See “—Non-GAAP Financial Measure”.

International

Our International segment mainly includes our ride hailing and food delivery services in international markets, outside of China.

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

Net Basis
Transaction Price of RMB10.0	10.0
Add: Tolls, Fees and Taxes	1.0
Less: Consumer Incentives	(0.9)
Consumer Pays	10.1
Transaction Price of RMB10.0	10.0
Add: Tolls, Fees and Taxes	1.0
GTV	11.0
Less: Tolls, Fees and Taxes	(1.0)
Less: Driver and Partner Earnings(1)	(7.5)
Less: Driver and Partner Incentives(1)	(1.0)
Revenues	1.5
Sales and Marketing
Consumer Incentives	(0.9)

Note:

(1)	Partner refers to the applicable merchant or delivery partner.

The table below illustrates key metrics for our International segment for the periods indicated.

	For the Year Ended
	December 31,
	2020	2021	2022
Operating Metrics
Transactions (in millions)	1,348	1,834	1,953
GTV (in RMB millions)	25,584	37,700	49,821
Platform Sales (in RMB millions)	2,293	3,254	6,013
Financial Metrics
Revenues (in RMB millions)	2,333	3,622	5,863
Adjusted EBITA (non-GAAP)(1) (in RMB millions)	(3,534)	(5,788)	(4,024)

Note:

(1)	See “—Non-GAAP Financial Measure”.

Other Initiatives

Our Other Initiatives mainly consist of bike and e-bike sharing, certain energy and vehicle services, intra-city freight, autonomous driving and financial services. Revenue recognition for Other Initiatives varies depending on whether we are principal or agent in providing such services. See Note 3.24 to our consolidated financial statements. We attracted outside funding for our bike and e-bike sharing, autonomous driving, community group buying and intra-city freight businesses. See “Item 4. Information on the Company—A. History and Development of the Company—Subsidiary Financings”.

The table below illustrates key metrics for our Other Initiatives segment for the periods indicated.

	For the Year Ended
	December 31,
	2020	2021	2022

	(RMB in millions)
Financial Metrics
Revenues	5,758	9,684	8,998
Adjusted EBITA (non-GAAP)(1)	(8,807)	(19,514)	(7,295)

Note:

(1)	See “—Non-GAAP Financial Measure”.

NON-GAAP FINANCIAL MEASURE

Adjusted EBITA is a non-GAAP financial measure used by our management to evaluate our operating performance. We believe that it provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management team and board of directors.

We define Adjusted EBITA (non-GAAP) as net income (loss) before (i) interest income, (ii) interest expenses, (iii) investment income (loss), net, (iv) impairment loss for equity investments accounted for using Measurement Alternative, (v) income (loss) from equity method investments, net, (vi) other income (loss), net, (vii) income tax benefits (expenses), (viii) share-based compensation expense, (ix) amortization of intangible assets and (x) impairment of goodwill and intangible assets acquired from business combination.

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

	For the Year Ended
	December 31,
	2020	2021	2022

	(RMB in millions)
Net loss	(10,608)	(49,334)	(23,783)
Less: Interest income	(1,229)	(819)	(1,310)
Add: Interest expenses	136	278	197
Less: Investment income (loss), net	(2,833)	167	5,770
Add: Impairment loss for equity investments accounted for using Measurement Alternative	1,022	—	19
Add: Income (loss) from equity method investments, net	1,058	476	(36)
Less: Other income (loss), net	(1,031)	624	1,315
Less: Income tax benefits (expenses)	(303)	166	4
Loss from operations	(13,788)	(48,442)	(17,824)
Add: Share-based compensation expense	3,413	24,655	3,424
Add: Amortization of intangible assets	1,994	1,825	1,631
Add: Impairment of goodwill and intangible assets acquired from business combination	—	2,789	—
Adjusted EBITA (non-GAAP)	(8,381)	(19,173)	(12,769)

COVID-19 IMPACT

We quickly adapted our business and operations, working closely with the government and implementing various measures to combat the COVID-19 pandemic. In spite of reduced demand as a result of the COVID-19 pandemic, our China Mobility segment remained profitable on a segment Adjusted EBITA basis in 2020. Our China Mobility segment was adversely affected by upticks in cases that have prompted selective restrictions in the affected regions at various times in 2021. China mobility GTV and transactions both declined in 2022, as our China Mobility segment was affected by the resurgence of the COVID-19 pandemic, especially in the second and fourth quarter of 2022. In December 2022, most of the travel restrictions and quarantine requirements were lifted in China.

As part of the Chinese government’s effort to ease the burden of businesses affected by the COVID-19 pandemic the Ministry of Human Resources and Social Security, the Ministry of Finance and the State Administration of Taxation temporarily reduced or exempted contributions to the government mandated employee welfare benefit plans from February 2020 to December 2020. In addition, the Ministry of Finance and the State Administration of Taxation temporarily exempted VAT on revenues derived from the provision of public transportation services in the PRC from January 2020 to March 2021 and from January 2022 to December 2022. This had a positive impact on our financial performance during those periods.

Our International segment was also adversely affected by the COVID-19 pandemic. Specifically, the COVID-19 pandemic significantly impacted markets outside of China in the second quarter of 2020. Starting from the third quarter of 2020, our International segment began to recover, mainly as a result of recovery of business activity in existing markets, our expansion into additional new markets, and the accelerated growth of our food delivery services in 2021. However, the growth in our International GTV in 2021 was tempered by the depreciation in the Brazilian Real against the RMB. In 2022, the impact on our International segment from the COVID-19 pandemic was not significant.

The extent to which the pandemic impacts our results of operations going forward will depend on future developments which are highly uncertain and unpredictable and beyond our control, including the severity of the disease, the duration of the outbreak, additional actions that may be taken by governmental authorities, the further impact on the business of drivers, riders, and business partners. We will continue to evaluate the nature and extent of the impact of the COVID-19 pandemic to our future business, results of operations, financial condition and liquidity.

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

Ability to launch and grow new initiatives

Our ability to continually innovate has underpinned our success at creating differentiated service offerings and has enabled our growth to date. We have been expanding our services in what we consider to be the key pieces of mobility, namely energy and vehicle services, electric mobility and autonomous driving. In addition, we are expanding horizontally into other consumer services which we believe have massive addressable markets that are currently underpenetrated and where we have a fundamental edge in terms of knowhow and operational expertise. We expect that new initiatives will increase our revenues but may continue to be unprofitable for the near future.

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

Investments and partnerships for strategic growth

We have attracted third-party financings for several businesses in our Other Initiatives segment including bike and e-bike sharing, intra-city freight and autonomous driving, as well as community group buying. To what extent we choose to access third-party financing to raise capital to grow these and similar businesses, and to what extent such financing is available and on what terms, will affect how rapidly these businesses grow and whether our ownership interest in them is diluted. We also enter into strategic partnerships where necessary for specific purposes.

KEY COMPONENTS OF OUR RESULTS OF OPERATIONS

Revenues

For each of our service offerings, we recognize revenues differently depending on who the customer is and whether we are the principal or agent in providing the service. We recognize revenues (i) on a gross basis (before subtracting driver earnings and incentives) when we are the principal in providing the service and (ii) on a net basis (after subtracting driver and partner earnings and incentives) when we are the agent in providing the service. Specifically, we recognize revenues for our ride hailing service in China on a gross basis as we consider ourselves as the ride service provider in accordance with the service agreements and the regulations in China. For additional discussions related to revenues, see Note 3.24 to our consolidated financial statements.

Cost of Revenues

Cost of revenues, which are directly related to revenue generating transactions on our platform, primarily consist of driver earnings and incentives in ride hailing services of our China Mobility segment, depreciation and impairment of bikes and e-bikes, vehicles, insurance cost related to our service offerings, payment processing charges, and bandwidth and server related costs.

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

General and Administrative Expenses

General and administrative expenses consist primarily of personnel-related compensation expenses, including share-based compensation for our managerial and administrative staff, allowances for doubtful accounts, office rental and property management fees, professional services fees, depreciation and amortization related to assets used for managerial functions, fines and miscellaneous administrative expenses.

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

China

Generally, our subsidiaries and VIEs incorporated in China are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%. Certified High and New Technology Enterprises are entitled to a preferential tax rate of 15%. The certificate is effective for a period of three years. One of our subsidiaries currently enjoys the reduced rate of 15%, which will expire in 2025.

We are currently subject to VAT at rates between 3% and 13% on the services we provide, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law. In addition, as part of the Chinese government’s effort to ease the burden of business affected by the COVID-19 pandemic the Ministry of Finance and the State Administration of Taxation temporarily exempted VAT on revenues derived from the provision of public transportation services in the PRC from January 2020 to March 2021 and from January 2022 to December 2022.

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

	For the Year Ended
	December 31,
	2020	2021	2022
	(RMB in	(RMB in	(RMB in	(US$ in
	millions)	millions)	millions)	millions)
Revenues:
China Mobility	133,645	160,521	125,931	18,258
International	2,333	3,622	5,863	850
Other Initiatives	5,758	9,684	8,998	1,305
Total revenues	141,736	173,827	140,792	20,413
Costs and expenses:
Cost of revenues	(125,824)	(156,863)	(115,800)	(16,789)
Operations and support	(4,696)	(7,525)	(6,520)	(945)
Sales and marketing	(11,136)	(16,961)	(9,756)	(1,415)
Research and development	(6,317)	(9,415)	(9,536)	(1,383)
General and administrative	(7,551)	(28,716)	(17,004)	(2,465)
Impairment of goodwill and intangible assets acquired from business combination	—	(2,789)	—	—
Total costs and expenses	(155,524)	(222,269)	(158,616)	(22,997)
Loss from operations	(13,788)	(48,442)	(17,824)	(2,584)
Interest income	1,229	819	1,310	190
Interest expenses	(136)	(278)	(197)	(29)
Investment income (loss), net	2,833	(167)	(5,770)	(837)
Impairment loss for equity investments accounted for using Measurement Alternative	(1,022)	—	(19)	(3)
Income (loss) from equity method investments, net	(1,058)	(476)	36	5
Other income (loss), net	1,031	(624)	(1,315)	(190)
Loss before income taxes	(10,911)	(49,168)	(23,779)	(3,448)
Income tax benefits (expenses)	303	(166)	(4)	0
Net loss	(10,608)	(49,334)	(23,783)	(3,448)
Less: Net income (loss) attributable to non-controlling interest shareholders	(94)	9	1	0
Net loss attributable to DiDi Global Inc.	(10,514)	(49,343)	(23,784)	(3,448)
Accretion of convertible redeemable non-controlling interests to redemption value	(165)	(688)	(898)	(131)
Deemed dividends to preferred shareholders upon repurchases of convertible preferred shares	(1)	—	—	—
Net loss attributable to ordinary shareholders of DiDi Global Inc.	(10,680)	(50,031)	(24,682)	(3,579)

PERIOD TO PERIOD COMPARISON OF RESULTS OF OPERATIONS

Year ended December 31, 2022 compared to year ended December 31, 2021

Revenues

Revenues decreased by 19.0% from RMB173.8 billion in 2021 to RMB140.8 billion (US$20.4 billion) in 2022. This decrease was primarily due to the decrease of GTV in our China Mobility segment due to the effects of COVID-19 pandemic outbreaks in the second and fourth quarter of 2022. The total segment revenues of our China Mobility segment decreased by 21.5% from RMB160.5 billion in 2021 to RMB125.9 billion (US$18.3 billion) in 2022. GTV in our China Mobility segment decreased by 20.4% from RMB233.8 billion in 2021 to RMB186.2 billion (US$27.0 billion) in 2022. The total segment revenues of our International segment increased by 61.9% from RMB3.6 billion in 2021 to RMB5.9 billion (US$0.9 billion) in 2022. The increase in International segment revenue was primarily due to the growth of GTV and improved incentives efficiencies with our customers. GTV in our International segment increased by 32.2% from RMB37.7 billion in 2021 to RMB49.8 billion (US$7.2 billion) in 2022. Total segment revenues of our Other Initiatives segment decreased by 7.1% from RMB9.7 billion in 2021 to RMB9.0 billion (US$1.3 billion) in 2022, primarily due to an 8.0% decrease of our bike and e-bike sharing business revenues, as COVID-19 pandemic resurged in 2022.

Cost of Revenues

Cost of revenues decreased by 26.2% from RMB156.9 billion in 2021 to RMB115.8 billion (US$16.8 billion) in 2022. This decrease was primarily due to a decrease of RMB34.8 billion in driver earnings and driver incentives for our ride hailing business in China, driven primarily by the decline in volume of China ride hailing transactions, and to a lesser extent by a decrease of RMB3.1 billion in cost of revenues from new initiatives that we launched in 2020, as well as a decrease of RMB3.0 billion in operating assets depreciation and impairment related to our bike and e-bike sharing business.

Operations and Support Expenses

Our operations and support expenses decreased by 13.4% from RMB7.5 billion in 2021 to RMB6.5 billion (US$0.9 billion) in 2022. This decrease was primarily due to a decrease of RMB0.8 billion in personnel-related compensation expenses, including share-based compensation, mainly due to the reduction in headcount in our new initiatives, and a decrease of RMB0.2 billion in other third-party operations support fees in line with the decrease of our bike and e-bike sharing business.

Sales and Marketing Expenses

Our sales and marketing expenses decreased by 42.5% from RMB17.0 billion in 2021 to RMB9.8 billion (US$1.4 billion) in 2022. The decrease was due primarily to a RMB4.7 billion decrease in incentives provided to consumers which were mainly related to the Other Initiatives and International segments. The decrease was also attributable to a RMB2.1 billion decrease in advertising and promotion expenses as we reduced our marketing spending for the Other Initiatives segment and our ride hailing business in China.

Research and Development Expenses

Our research and development expenses increased by 1.3% from RMB9.4 billion in 2021 to RMB9.5 billion (US$1.4 billion) in 2022, due primarily to continually investing in technology.

General and Administrative Expenses

Our general and administrative expenses decreased by 40.8% from RMB28.7 billion in 2021 to RMB17.0 billion (US$2.5 billion) in 2022, due primarily to RMB20.5 billion share-based compensation expenses recognized in the second quarter of 2021, partially offset by an administrative fine of RMB8.026 billion (US$1.2 billion) imposed for the violation of the Cybersecurity Law, Data Security Law and Personal Information Protection Law in 2022.

Impairment of Goodwill and Intangible Assets Acquired from Business Combination

Our impairment of goodwill and intangible assets acquired from business combination decreased from RMB2.8 billion in 2021 to nil in 2022. The impairment in 2021 was primarily relating to the goodwill and intangible assets arising from the acquisition of 99 Taxis within our International segment, and the impairment was mainly caused by the longer-term trajectory of the COVID-19 pandemic and the complex and volatile market environment. There was no impairment in 2022.

Investment income (loss), net

Our investment income (loss), net, increased from a loss of RMB167 million in 2021 to a loss of RMB5.8 billion (US$0.8 billion) in 2022, due primarily to fair value loss amounting to RMB7.0 billion (US$1.0 billion) mainly from our investments in Grab, offset by RMB1.2 billion (US$0.2 billion) recognized in connection with Chengxin’s distribution of our share of its assets in 2022.

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenues

Revenues increased by 22.6% from RMB141.7 billion in 2020 to RMB173.8 billion in 2021. This increase was primarily due to the resumption of normal operating activities for our China Mobility segment. The total segment revenues of our China Mobility segment increased by 20.1% from RMB133.6 billion in 2020 to RMB160.5 billion in 2021. The number of transactions in our China Mobility segment increased by 22.8% from 7.8 billion in 2020 to 9.5 billion in 2021. The increases in revenue and the number of transactions were primarily due to the resumption of normal operating activities in China, as COVID-19-related restrictions on mobility were reduced or lifted. The total segment revenues of our International segment increased by 55.3% from RMB2.3 billion in 2020 to RMB3.6 billion in 2021, primarily due to the continued growth of food delivery services as an alternative to in-restaurant dining during the pandemic in the overseas countries where we operate, and the growth of ride hailing services revenues as the business partially recovered from the impact of the COVID-19 pandemic. The number of transactions in our International segment increased from 1.3 billion in 2020 to 1.8 billion in 2021. Total segment revenues of our Other Initiatives segment increased by 68.2% from RMB5.8 billion in 2020 to RMB9.7 billion in 2021, primarily due to the growth of our bike and e-bike sharing, financial services, and intra-city freight businesses as well as the growth of revenues from certain energy and vehicle services.

Cost of Revenues

Cost of revenues increased by 24.7% from RM125.8 billion in 2020 to RMB156.9 billion in 2021. This increase was primarily due to an increase of RMB24.2 billion in driver earnings and driver incentives for our ride hailing business in China, driven primarily by the resumption of normal operations, and to a lesser extent by an increase in operating assets depreciation and impairment related to our bike and e-bike sharing business, as well as an increase in cost of revenues from new initiatives that we launched in 2020. In the third quarter of 2021, asset impairment charges of RMB2.2 billion were recorded in cost of revenues, due to adverse changes in the operating and financial performance of our bike and e-bike sharing business.

Operations and Support Expenses

Our operations and support expenses increased by 60.2% from RMB4.7 billion in 2020 to RMB7.5 billion in 2021. This increase was primarily due to an increase of RMB1.3 billion in personnel-related compensation expenses mainly driven by the growth in headcount in our new initiatives including freight business and community group business during the first quarter of 2021 before its deconsolidation from us, an increase of RMB0.6 billion in third-party customer service and driver operation fees driven by the growth of our platform transactions in 2021, and an increase of RMB0.5 billion in other third-party operations support fees driven by the growth of our bike and e-bike sharing business.

Sales and Marketing Expenses

Our sales and marketing expenses increased by 52.3% from RMB11.1 billion in 2020 to RMB17.0 billion in 2021. The increase was due primarily to a RMB5.4 billion increase in incentives provided to consumers which were mainly related to new initiatives we launched in 2020, our charging and refueling business, and our international business. The increase was also attributable to a RMB0.3 billion increase in advertising and promotion expenses as we expanded our marketing efforts for new initiatives and international business.

Research and Development Expenses

Our research and development expenses increased by 49.0% from RMB6.3 billion in 2020 to RMB9.4 billion in 2021, due primarily to an increase of RMB3.1 billion in personnel-related compensation expenses, including share-based compensation, due primarily to increased research and development personnel headcount reflecting our continued commitment to investing in technology.

General and Administrative Expenses

Our general and administrative expenses increased by 280% from RMB7.6 billion in 2020 to RMB28.7 billion in 2021, due primarily to RMB19.6 billion in share-based compensation expenses recognized in the second quarter of 2021 related to share options that were granted to certain directors and executive officers to maintain their voting rights and accelerated and vested fully, as well as RMB0.2 billion in share-based compensation expenses for awards with both service conditions and performance conditions associated with initial public offering or deemed liquidation events.

Impairment of Goodwill and Intangible Assets Acquired from Business Combination

Our impairment of goodwill and intangible assets acquired from business combination increased from nil in 2020 to RMB2.8 billion in 2021, primarily due to the impairment of goodwill and intangible assets arising from the acquisition of 99 Taxis within our International segment. The impairment was mainly caused by the longer-term trajectory of the COVID-19 pandemic and complex and volatile market environment in Brazil.

Investment income (loss), net

Our investment income (loss), net, went from a gain of RMB2.8 billion in 2020 to a loss of RMB167 million in 2021, due primarily to fair value loss amounted to RMB21.3 billion of our investment in Chengxin, a company engaged in the community group buying business, to a large extent offset by an unrealized gain of RMB9.1 billion due to the deconsolidation of Chengxin, an unrealized gain of RMB8.4 billion arising from changes in fair value of our investments in Grab which became listed on Nasdaq in 2021, and a gain of RMB3.3 billion from an equity investment disposal in the first quarter of 2021.

SEGMENTS

We operate our business in three segments: China Mobility, International and Other Initiatives. We use adjusted EBITA as our segment performance measure.

The following table presents the total revenues by segment for the periods presented:

	For the Year Ended
	December 31,
	2020	2021	2022
	(RMB in	(RMB in	(RMB in	(US$ in
	millions)	millions)	millions)	millions)
Revenues:
China Mobility	133,645	160,521	125,931	18,258
International	2,333	3,622	5,863	850
Other Initiatives	5,758	9,684	8,998	1,305
Total revenues	141,736	173,827	140,792	20,413

See “—Period to Period Comparison of Results of Operations” for a discussion of changes in total revenues by segment, under the two sections entitled “—Revenues.”

The following table presents the total Adjusted EBITA by segment and consolidated loss from operations for the periods presented:

	For the Year Ended
	December 31,
	2020	2021	2022
	(RMB in	(RMB in	(RMB in	(US$ in
	millions)	millions)	millions)	millions)
China Mobility	3,960	6,129	(1,450)	(210)
International	(3,534)	(5,788)	(4,024)	(583)
Other Initiatives	(8,807)	(19,514)	(7,295)	(1,058)
Total Adjusted EBITA	(8,381)	(19,173)	(12,769)	(1,851)
Share-based compensation expense	(3,413)	(24,655)	(3,424)	(496)
Amortization of intangible assets	(1,994)	(1,825)	(1,631)	(237)
Impairment of goodwill and intangible assets acquired from business combination	—	(2,789)	—	—
Total consolidated loss from operations	(13,788)	(48,442)	(17,824)	(2,584)

The following table presents the total depreciation expenses of property and equipment by segment for the periods presented:

	For the Year Ended
	December 31,
	2020	2021	2022
	(RMB in	(RMB in	(RMB in	(US$ in
	millions)	millions)	millions)	millions)
China Mobility	260	306	361	52
International	63	125	93	13
Other Initiatives	2,952	3,790	3,058	444
Total depreciation of property and equipment	3,275	4,221	3,512	509

China Mobility Segment

The Adjusted EBITA of our China Mobility segment increased by 54.8% from a gain of RMB4.0 billion in 2020 to a gain of RMB6.1 billion in 2021, and went from a gain of RMB6.1 billion in 2021 to a loss of RMB1.5 billion (US$0.2 billion) in 2022. The increase of China Mobility segment Adjusted EBITA in 2021 as compared to 2020 was primarily attributable to the increase in revenues in 2021 as our business rebounded from the adverse impact of the COVID-19 pandemic. The Adjusted EBITA loss in 2022 included an administrative fine of RMB8.026 billion (US$1.2 billion) imposed for the violation of the Cybersecurity Law, Data Security Law and Personal Information Protection Law.

International Segment

The Adjusted EBITA loss of our International segment increased by 63.8% from a loss of RMB3.5 billion in 2020 to a loss of RMB5.8 billion in 2021, and decreased by 30.5% from the loss of RMB5.8 billion in 2021 to a loss of RMB4.0 billion (US$0.6 billion) in 2022. The increase of International segment Adjusted EBITA loss in 2021 as compared to 2020 was primarily attributable to our increased investment in both mobility and food delivery businesses, particularly in driver recruitment and retention. The decrease of International segment Adjusted EBITA loss in 2022 as compared to 2021 was primarily attributable to the increase of operating efficiencies.

Other Initiatives Segment

The Adjusted EBITA loss of our Other Initiatives segment increased by 122% from a loss of RMB8.8 billion in 2020 to a loss of RMB19.5 billion in 2021, and decreased by 62.6% from the loss of RMB19.5 billion in 2021 to a loss of RMB7.3 billion (US$1.1 billion) in 2022. The increase of Other Initiatives segment Adjusted EBITA loss in 2021 as compared to 2020 was primarily attributable to our investments in new initiatives such as intra-city freight and community group buying businesses (before the deconsolidation of our community group buying business in the first quarter of 2021) as well as an impairment charge on bikes and e-bikes in the third quarter of 2021. The decrease of Other Initiatives segment Adjusted EBITA loss in 2022 as compared to 2021 was primarily attributable to the reduction of losses from new initiatives resulting from the improved operating efficiencies, and no impairment was charged on bikes and e-bikes in 2022.

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

B.Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended
	December 31,
	2020	2021	2022
	(RMB in	(RMB in	(RMB in	(US$ in
	millions)	millions)	millions)	millions)
Summary Consolidated Cash Flows Data:
Net cash provided by (used in) operating activities	1,138	(13,414)	(9,554)	(1,385)
Net cash provided by (used in) investing activities	(1,946)	1,145	(11,028)	(1,599)
Net cash provided by (used in) financing activities	9,274	35,191	(3,545)	(514)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(515)	(572)	1,822	264
Net increase (decrease) in cash and cash equivalents and restricted cash	7,951	22,350	(22,305)	(3,234)
Cash and cash equivalents and restricted cash at beginning of the period	13,680	21,631	43,981	6,377
Cash and cash equivalents and restricted cash at end of the period	21,631	43,981	21,676	3,143

Cash and cash equivalents represent cash on hand, time deposits and highly liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal for use, and which have original maturities less than three months. As of December 31, 2020, 2021 and 2022, cash held in accounts managed by online payment platforms such as Alipay and WeChat Pay amounted to RMB1.3 billion, RMB2.2 billion and RMB1.0 billion (US$0.1 billion), respectively. These amounts of cash held by online payment platforms have been classified as cash and cash equivalents on our consolidated balance sheets. Cash and time deposits that are restricted as to withdrawal for use or pledged as security are reported as restricted cash. Restricted cash is classified into current and non-current based on the length of restricted period. Our restricted cash primarily represents deposits in banks which are restricted in use.

The following table sets forth a summary of assets managed by our treasury function, including cash and cash equivalents, restricted cash and treasury investments.

	As of December 31,
	2021	2022
	(RMB in	(RMB in	(US$in
	millions)	millions)	millions)
Cash and cash equivalents and restricted cash	43,981	21,676	3,143
Time deposits stated at amortized cost (1)	16,877	25,411	3,684
Structured notes stated under fair value option (2)	5	1,755	254
Total	60,863	48,842	7,081

Notes:

(1)	Includes short-term time deposits stated at amortized cost in “short-term investments” (Note 5 to our consolidated financial statements) amounting to RMB13.2 billion and RMB17.0 billion (US$2.5 billion) as of December 31, 2021 and 2022, respectively, and long-term time deposits stated at amortized cost in “investment securities and other investments” (Note 9 to our consolidated financial statements) amounting to RMB3.7 billion and RMB8.4 billion (US$1.2 billion) as of December 31, 2021 and 2022, respectively.

(2)	Includes short-term structured notes under fair value option in “short-term investments” (Note 5 to our consolidated financial statements) amounting to RMB4.6 million and nil as of December 31, 2021 and 2022, respectively, and long-term structured notes under fair value option in “investment securities and other investments” (Note 9 to our consolidated financial statements) amounting to nil and RMB1.8 billion (US$0.3 billion) as of December 31, 2021 and 2022, respectively.

We regularly monitor the balance of our cash and cash equivalents, restricted cash and treasury investments as well as the funding requirements of our business. As of December 31, 2021, and 2022, cash and cash equivalents, restricted cash and treasury investments amounted to RMB60.9 billion and RMB48.8 billion (US$7.1 billion), respectively. The decrease of RMB12.1 billion (US$1.8 billion) in 2022 was primarily attributable to the net cash used in operating activities amounting to RMB9.6 billion (US$1.4 billion).

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

Operating Activities

Net cash used in operating activities in 2022 was RMB9.6 billion (US$1.4 billion), as compared to a net loss of RMB23.8 billion (US$3.4 billion) for the same period. The difference was due to RMB16.2 billion (US$2.3 billion) for non-cash or non-operating adjustments, partially offset by RMB2.0 billion (US$0.3 billion) for changes in our working capital accounts. Non-cash or non-operating adjustments consisted primarily of interest income and investment loss (income), net of RMB5.5 billion (US$0.8 billion), depreciation and amortization expenses of RMB5.1 billion (US$0.7 billion), share-based compensation of RMB3.4 billion (US$0.5 billion), foreign exchange loss (gain), net of RMB1.4 billion (US$0.2 billion), and allowances for credit losses of RMB1.1 billion (US$0.2 billion). Changes in our working capital accounts consisted primarily of a decrease of RMB1.2 billion (US$0.2 billion) in accounts and notes payable, and a decrease of RMB1.0 billion (US$0.1 billion) in accrued expenses and other current liabilities, partially offset by an increase of RMB0.4 billion (US$52 million) in other non-current assets.

Net cash used in operating activities in 2021 was RMB13.4 billion, as compared to a net loss of RMB49.3 billion for the same period. The difference was due to RMB37.7 billion for non-cash or non-operating adjustments, partially offset by RMB1.8 billion for changes in our working capital accounts. Non-cash or non-operating adjustments consisted primarily of share-based compensation of RMB24.7 billion, depreciation and amortization expenses of RMB6.0 billion, impairment of goodwill and intangible assets of RMB2.8 billion, impairment of property and equipment and other assets of RMB2.3 billion, and allowances for credit losses of RMB1.3 billion. Changes in our working capital accounts consisted primarily of an increase of RMB1.2 billion in other non-current assets, a decrease of RMB1.1 billion in accounts and notes payables, an increase of RMB0.8 billion in prepayments, receivables and other current assets, and an increase of RMB0.7 billion in accounts and notes receivable, partially offset by an increase of RMB2.3 billion in accrued expenses and other current liabilities.

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

Investing Activities

Net cash used in investing activities in 2022 was RMB11.0 billion (US$1.6 billion), primarily as a result of the purchase of short‑term investments of RMB25.7 billion (US$3.7 billion), loan receivable originated from third parties of RMB14.7 billion (US$2.1 billion), the purchase of long-term time deposits and debt investments stated at amortized cost of RMB7.8 billion (US$1.1 billion), the purchase of property and equipment and intangible assets of RMB2.6 billion (US$0.4 billion), and the purchase of other investment securities of RMB2.1 billion (US$0.3 billion), partially offset by the proceeds from maturities of short-term investments of RMB25.2 billion (US$3.6 billion), cash received from loan repayments of third parties of RMB13.6 billion (US$2.0 billion), the cash proceeds from distribution of Chengxin of RMB1.8 billion (US$0.3 billion), and the proceeds from disposal of property and equipment and intangible assets of RMB0.7 billion (US$0.1 billion).

Net cash provided by investing activities in 2021 was RMB1.1 billion, primarily as a result of the proceeds from maturities of short-term investments of RMB37.8 billion and cash received from loan repayments of third parties of RMB12.7 billion, partially offset by the purchase of investment securities and other investments of RMB21.5 billion, loan receivable originated from third parties of RMB15.1 billion and purchase of short-term investments of RMB12.9 billion.

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

Financing Activities

Net cash used in financing activities in 2022 was RMB3.5 billion (US$0.5 billion), primarily as a result of repayments of short-term borrowings and long-term borrowings of RMB7.0 billion (US$1.0 billion), partially offset by proceeds from short-term borrowings and long-term borrowings of RMB3.8 billion (US$0.6 billion).

Net cash provided by financing activities in 2021 was RMB35.2 billion, primarily as a result of net proceeds from issuance of ordinary shares upon initial public offering of RMB28.0 billion, proceeds from issuance of convertible redeemable non-controlling interest and convertible non-controlling interest, net of issuance cost, of RMB9.2 billion, and proceeds from short-term borrowings and long-term borrowings of RMB7.9 billion, partially offset by repayments of short-term borrowings and long-term borrowings of RMB7.2 billion and taxes paid related to net exercise of share options of RMB2.4 billion.

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

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The following table sets forth our contractual obligations and commitments as of December 31, 2022:

	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years

	(RMB in millions)
Non-cancellable leases	79	29	45	4	1

Non-cancellable leases represent leases for office premises.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2022.

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

See “Item 3. Key Information—Cash and Asset Flows Through Our Organization”.

See “Item 3. Key Information—Financial Information Related to Our Consolidated Affiliated Entities” for condensed consolidating schedules of financial position for our consolidated affiliated entities and other entities for the years ended December 31, 2020, 2021 and 2022.

C.Research and Development

See “Item 4. Information on the Company—B. Business Overview—Technology and Data” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2022 that are reasonably likely to have a material and adverse effect on our income, expenses, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations relates to our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States, known as U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. On an on-going basis, we evaluate our estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

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

Assumptions and Approach— Goodwill. Application of a goodwill impairment test requires significant management judgment, primarily on determining the fair value of the reporting unit. The judgment in estimating the fair value of the reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. In estimating future cash flows, the assumptions include, among others, compound annual growth rate of revenue and profit margins. We apply a discount rate to the estimated future cash flows to determine the estimated fair value of the reporting unit. Changes in these estimates and assumptions could materially affect the determination of fair value for the reporting unit.

Reporting unit of China Mobility

The carrying amount of goodwill allocated to the China Mobility reporting unit was RMB46.3 billion, RMB46.3 billion and RMB46.3 billion (US$6.7 billion) as of December 31, 2020, 2021 and 2022, respectively.

Considering similar economic characteristics shared among different components within China Mobility, we determined that China mobility is a single reporting unit for goodwill impairment analysis.

We performed qualitative impairment assessments for the goodwill arising from the acquisition of Kuaidi and Uber China in China Mobility and concluded that there was no impairment for the goodwill as of December 31, 2020.

Considering the adverse change in the operating and financial performance of China Mobility, we determined that a quantitative assessment was required at December 31, 2021. We compared the fair value to the carrying amount of China Mobility in the impairment test. We estimated the fair value by using the income approach, which considered a number of factors, including expected future cash flows and discount rate. Expected future cash flows are dependent on certain key assumptions including compound annual growth rate of revenue. These factors are subject to high degree of judgment and complexity. Based on the quantitative assessment results, the fair value of China Mobility exceeded its carrying amount by more than 30% as of December 31, 2021. In order to assess the impact of changes in certain significant inputs, we performed a sensitivity analysis decreasing the annual growth rate and increasing the discount rate by 1%. This analysis still resulted in the fair value of China Mobility exceeding its carrying amount by a sufficient amount. Therefore, we concluded that there was no impairment of goodwill as of December 31, 2021.

A sustained decrease in our ADSs price quoted on OTC Pink was considered an indicator requiring an interim goodwill quantitative impairment test on the reporting unit of China Mobility as of September 30, 2022. We compared the fair value to the carrying amount of China Mobility in the impairment test. We estimated the fair value by using the income approach, which considered a number of factors, including expected future cash flows and discount rate. Expected future cash flows are dependent on certain key assumptions including compound annual growth rate of revenue and profit margins. Based on the quantitative assessment results, the fair value of China Mobility exceeded its carrying amount as of September 30, 2022. In order to assess the impact of changes in certain significant inputs, we performed a sensitivity analysis decreasing the annual growth rate and increasing the discount rate by 1%. This analysis still resulted in the fair value of China Mobility exceeding its carrying amount. Therefore, we concluded that there was no impairment of goodwill as of September 30, 2022.

We performed a qualitative impairment assessment for the goodwill in China Mobility at the year end of 2022 and concluded that there was no impairment on its goodwill as of December 31, 2022. However, the key assumptions could change in the future, reducing the fair value of reporting unit to a level that would result in an impairment of goodwill.

Other Reporting Units

As the global COVID-19 pandemic has increased the uncertainty on the ride hailing services in overseas countries, we performed a quantitative analysis on the reporting unit of 99 Taxi and concluded that there was no impairment of goodwill based on the quantitative assessment results as of December 31, 2020.

Due to the longer-term trajectory of the COVID-19 pandemic and complex and volatile market environment in Brazil, we performed a quantitative analysis on 99 Taxis as of December 31, 2021. We estimated the fair value by using the income approach, which considered a number of factors, including expected future cash flows and discount rate. Expected future cash flows are dependent on certain key assumptions including compound annual growth rate of revenue. Based on the quantitative assessment results, the fair value of the reporting unit was below its carrying amount as of December 31, 2021. Therefore, we fully impaired goodwill and intangible assets relating to 99 Taxis with the amount of RMB2.8 billion in total for the year ended December 31, 2021.

Impairment assessment of long-lived assets other than goodwill

Long-lived assets other than goodwill are tested at the level of the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

As a result of the adverse change in the operating and financial performance of our bikes and e-bikes sharing business during the third quarter of 2021, a quantitative impairment assessment was first performed based on the undiscounted future cash flows for each identifiable asset group within our bike and e-bike sharing business with unobservable inputs. The impairment was measured using the discount rate of 16% for asset groups that failed the first step impairment test. Based on the quantitative assessment results, we recognized the impairment loss of bikes and e-bikes with the amount of RMB2.2 billion during the third quarter of 2021.

In making cash flow projections, we make assumptions about the demand for our services relating to our bike and e-bike sharing business. These assumptions drive our key assumptions for GTV and revenue derived from our bike and e-bike sharing business. We also make assumptions about our cost levels. These projections are derived using our internal business plan forecasts that are updated at least annually and reviewed by management. When measuring possible impairment, future cash flows are discounted at a rate that is consistent with a discount curve of market rate that we anticipate a potential market participant would use. Discount curve of market rate is an estimate of the overall risk-adjusted after-tax rate of return expected by equity and debt holders of a business enterprise.

According to the ongoing analysis and review of our bike and e-bike sharing business, no additional impairment loss was recorded for our bikes and e-bikes for the year ended December 31, 2022.

Investment in ordinary shares and convertible note of Chengxin

As the investment in ordinary shares and convertible note of Chengxin are not traded in an active market with readily observable quoted prices, we use significant unobservable inputs (Level 3) to measure their fair value at inception and at each subsequent balance sheet date, with assistance of a third-party independent appraiser.

The fair value of the investment in ordinary shares and convertible note of Chengxin upon the deconsolidation on March 30, 2021 was determined by referencing the most recent financing transaction in preferred shares of Chengxin and used as an input to an option-pricing model. Other key inputs to the option-pricing model were discount for lack of marketability relating to Chengxin’s ordinary shares and preferred shares ranging from 12% to 25%, volatility of 55% and time to liquidity of 5.0 years.

As a result of the intense competition and tightening regulatory environment, Chengxin experienced an adverse change in its operating and financial performance during the third quarter of 2021. In light of the further adverse change during the fourth quarter of 2021 and challenge of obtaining additional financing, Chengxin revised its business plan to scale down significantly and undertake a strategic business model transition, aiming for a more sustainable operation in the near future. At December 31, 2021, we remeasured the fair value of the investment in ordinary shares and convertible note of Chengxin by using scenario-based model which incorporated various estimates, including scenario probability estimates, projected cash flow for each scenario, discount rates and other factors. Two scenarios were considered, including a scenario in which Chengxin will continue to operate normally and complete an initial public offering, referred to below as Scenario I, and a scenario in which Chengxin remains private and will continue to carry active operation with a limited period of time, referred to below as Scenario II. The probabilities of two scenarios were determined by us based on an analysis of Chengxin’s performance and market conditions at the time. Under both scenarios, the total equity value was determined by using the income approach, specifically a discounted cash flow analysis with unobservable inputs including the discount rates of 22% and 20% respectively for Scenario I and Scenario II. The equity value under Scenario I was allocated on an as-if-fully-converted basis whereas under Scenario II equity value was allocated to each class of shares according to their seniority. We recorded downward fair value changes of RMB21.3 billion for our investments in Chengxin in 2021.

Considering continuous adverse impact on Chengxin’s operating and financial performance in 2022, the shareholders of Chengxin considered that it would be in the best interests of Chengxin and its shareholders not to continue to operate the community group buying business. Therefore, Chengxin’s shareholders and board resolved to distribute all of its available assets to its shareholders, in accordance with the distribution sequences outlined in the relevant agreements. As a shareholder of Chengxin, we received our share of the Chengxin’s assets of RMB1.9 billion upon the completion of the distribution in July 2022. The difference of RMB1.2 billion between the distributions received and the investment balance at December 31, 2021 was recorded in investment income (loss), net in the consolidated statement of comprehensive loss in 2022.

Share-based compensation and valuation of our ordinary shares

We accounted for share-based compensation issued to employees and non-employees in accordance with ASC 718 Compensation-Stock compensation (“ASC 718”). Generally, share-based awards are recognized as costs and expenses, except to the extent the share-based compensation is recognized in our investment income (loss), net as certain share-based awards are issued to the employees of the certain equity investee.

Share-based awards with service conditions only are measured at the grant date fair value of the awards and recognized as expenses using the graded-vesting method, net of estimated forfeitures, if any, over the requisite service period. Share-based awards that are subject to both service conditions and the occurrence of an initial public offering or deemed liquidation events as performance conditions are measured at the grant date fair value. Cumulative share-based compensation expenses for the awards with the performance conditions discussed above that have satisfied the service condition were recorded on June 30, 2021, which was very close to the completion of our initial public offering, using the graded-vesting method. Forfeitures are estimated based on historical experience and are periodically reviewed.

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

We use binomial option pricing model to determine fair value of the share options. The estimated fair value of each option granted is estimated on the date of grant using the binomial option-pricing model with the following assumptions:

	For the Year Ended December 31,
	2020	2021	2022
Fair value of ordinary shares (US$)	37.65–42.08	30.32–65.60	7.34-19.92
Expected volatility	31.0%–34.8%	33.6%–37.8%	35.27%-40.34%
Risk-free interest rate (per annum)	1.16%–1.69%	0.94%–1.26%	1.52%-3.83%
Expected dividend yield	0%	0%	0%
Expected term (in years)	7	7	10

Risk-free interest rate is estimated based on the yield curve of U.S. sovereign bonds as of the option valuation date. The expected volatility at the grant date and each option valuation date is estimated based on annualized standard deviation of daily stock price return of comparable companies with a time horizon close to the expected expiry of the term of the options. We have never declared or paid any cash dividends on its capital stock, and we do not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the options.

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

Discount for lack of marketability or DLOM. The values for DLOM listed in the table below were quantified by the Finnerty Average Strike put options model. Under this option-pricing method, which assumed that the put option is struck at the average price of the stock before the privately held shares can be sold, the cost of the put option was considered as a basis to determine the DLOM. This option pricing method is one of the methods commonly used in estimating DLOM as it can take into consideration factors like timing of a liquidity event, such as an initial public offering, and estimated volatility of our shares. The farther the valuation date is from an expected liquidity event, the higher the put option value and thus the higher the implied DLOM. The higher the volatility, the higher the put option value and thus the higher the implied DLOM. If the DLOM used for the valuation is lower, the determined fair value of the ordinary shares is higher.

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

In 2020, the fair value of the ordinary shares decreased from US$39.87 as of December 31, 2019 to US$37.65 as of July 29, 2020, then increased to US$42.08 as of December 31, 2020. The reason was primarily attributable to the following factors:

●	Our business and operations were materially and adversely affected by the COVID-19 pandemic in the first half of 2020;
●	Starting from the second quarter of 2020, many of the quarantine measures within China have been relaxed and our businesses have resumed growth;
●	Starting from the third quarter of 2020, our International segment began to recover, mainly as a result of the growth of our ride hailing and food delivery services; and
●	We increased our estimated probability of the completion of an initial public offering.

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

Subsequent to the completion of our IPO, the fair value of share-based awards were determined based on the market price of our publicly traded ADSs on the NYSE before its delisting in June 2022 and based on the quoted price of our ADSs on OTC Pink thereafter.

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

Executive Director Appointment and Removal Right

The DiDi Partnership is entitled to appoint and remove Executive Directors of our company. Our Executive Directors are Mr. Will Wei Cheng and Ms. Jean Qing Liu. Mr. Stephen Jingshi Zhu resigned from our board of directors in April 2023.

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

Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors in office as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Will Wei Cheng†	39	Founder, Chairman of the Board and Chief Executive Officer
Jean Qing Liu†	44	Co-Founder, Director and President
Fengxia Liang	46	Director
Yi Zhang	47	Director
Zhihui Yang	49	Independent Director
Gaofei Wang	44	Independent Director
Yusuo Wang	59	Independent Director
Bob Bo Zhang	39	Co-Founder and Chief Technology Officer
Alan Yue Zhuo	35	Chief Financial Officer
Shu Sun	36	Chief Executive Officer of China Ride Hailing
†	Mr. Will Wei Cheng and Ms. Jean Qing Liu are the Executive Directors appointed by the DiDi Partnership.

Mr. Will Wei Cheng is our founder and has served as chairman of our board of directors since January 2013 and our chief executive officer since February 2015. Mr. Cheng founded Beijing Xiaoju Science and Technology Co., Ltd. in 2012 and, shortly thereafter, launched the DiDi Dache app to provide taxi hailing services. Since then, Mr. Cheng has led us to become the world’s leading mobility technology platform, having overseen our acquisition of Kuaidi and Uber China, diversification of our service offerings and expansion around the globe. Prior to founding us, Mr. Cheng worked at Alibaba from 2005 to 2011, most recently as deputy general manager of Alipay, with responsibility for Alipay’s business-to-consumer functions, and before that, in a number of sales-related positions, including as regional manager at Alibaba. Mr. Cheng has been featured on Fortune China’s 50 Most Influential Business Leaders list for three consecutive years from 2017 to 2019. In 2017, Mr. Cheng was selected as a Global Game Changer by Forbes. In 2016, Mr. Cheng was named Fortune’s Businessperson of the Year and Forbes Asia’s Businessman of the Year. Mr. Cheng has received honors and awards such as “National Outstanding Individual in Poverty Alleviation”, “National Outstanding Individual of Private Economy Fighting against COVID-19”, “Beijing Youth ‘May 4th’ Medal” and “Beijing Outstanding Young Talent.” Mr. Cheng received a bachelor’s degree in administration management from the Beijing University of Chemical Technology in July 2004.

Ms. Jean Qing Liu is one of our co-founders and an executive director of our company. Ms. Liu has been serving as our director and president since December 2014. Ms. Liu also leads the DiDi Women’s Network, the first career development program for women in the Chinese internet sector. Prior to joining us in July 2014, Ms. Liu worked at Goldman Sachs (Asia) from August 2002 to June 2014. Ms. Liu was featured on Fortune’s Most Powerful Women International List from 2016 to 2020, and was named on Time’s 100 List of the World’s Most Influential People in 2017. Ms. Liu was also selected for the list of “40 Overseas Returnees in 40 Years of China’s Reform and Opening-up” in December 2018 and the list of “China’s 70 Overseas Returnees” in December 2019. Ms. Liu received a bachelor’s degree in computer science from Peking University and a master’s degree in computer science from Harvard University.

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

Mr. Zhihui Yang has served as our independent director since April 28, 2023. Mr. Yang currently serves as the executive president and chief financial officer of New Oriental Education and Technology Group Inc. (NYSE: EDU; HKEX: 9901). He held multiple positions since he joined New Oriental in April 2006, including vice president of finance, deputy director of president office and senior financial manager. He has served as New Oriental’s chief financial officer since April 2015 and executive president since January 2021. Prior to joining New Oriental, Mr. Yang served as the financial director of Beijing Hua De Xin Investment Co., Ltd., and worked for PricewaterhouseCoopers as a senior auditor. Mr. Yang received his bachelor’s degree in economics from Guanghua School of Management of Peking University.

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

Mr. Yusuo Wang has served as our independent director since June 29, 2021. Mr. Wang has more than 30 years of experience in the energy sector. He is the founder and chairman of the ENN Group, a conglomerate focused on vertically-integrated natural gas, clean energy and life-health offerings, with interests in China and overseas. Among the ENN Group’s publicly-listed companies, Mr. Wang serves as the chairman of ENN Natural Gas Co. Ltd., a company listed on the Shanghai Stock Exchange (600803.SH), and the chairman of ENN Energy Holdings Limited, a company listed on the Hong Kong Stock Exchange (2688.HK). Mr. Wang received a doctoral degree in management from the Tianjin University of Finance and Economics.

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

B.Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2022, we paid an aggregate of RMB34.8 million (US$5.1 million) in cash to our current directors and executive officers as a group. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries, the VIEs and their respective subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her medical insurance, maternity insurance, workplace injury insurance, unemployment insurance, pension benefits through a PRC government-mandated multi-employer defined contribution plan and other statutory benefits and a housing provident fund.

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

Share Incentive Plans 2017 Equity Incentive Plan

In December 2017, our board of directors approved the 2017 Plan, and subsequently amended it in December 2020 in order to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to selected employees, directors and consultants of our company and to promote the success of our business. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2017 Plan is 195,127,549 shares. As of December 31, 2022, awards to purchase 42,398,865 ordinary shares that were granted under the 2017 Plan and remain outstanding.

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

2021 Share Incentive Plan

In June 2021, our board of directors approved the 2021 Plan, effective as of June 29, 2021, in order to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to selected employees, directors and consultants of our company and to promote the success and enhance the value of our company. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2021 Plan is initially 116,906,908, plus, commencing no earlier than January 1, 2025, or the Commencement Year, if and when the shares reserved for issuance pursuant to any award to be granted under the 2021 Plan as of the last day of the immediately preceding fiscal year is less than 4% of the then total number of shares on an as-converted and fully diluted basis, an increase on the first day of each fiscal year from the Commencement Year during the term of the 2021 Plan, by an amount decided by our board of directors or, if authorized by the board, by the compensation committee, if and to the extent approved by the board or, if authorized by the board, by the compensation committee in such fiscal year, provided that such increase shall not result the shares reserved for issuance to exceed a percentage decided by the board of directors in the Commencement Year (which should not exceed 4%) of the then total number of shares issued and outstanding on an as-converted and fully-diluted basis on the last day of the immediately preceding fiscal year.

As of December 31, 2022, awards to purchase 24,320,959 ordinary shares that were granted under the 2021 Plan and remain outstanding.

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

The following table summarizes, as of December 31, 2022, the number of Class A ordinary shares under outstanding options that we granted to our directors and executive officers currently in office, excluding awards that were forfeited or cancelled after the relevant grant dates.

	Ordinary Shares
	Underlying	Exercise Price
Name	Outstanding Options	(US$/Share)	Grant Date	Expiration Date
Will Wei Cheng	*	0.0001823	April 16, 2021	April 16, 2031
Jean Qing Liu	—	—	—	—
Fengxia Liang	—	—	—	—
Yi Zhang	—	—	—	—
Zhihui Yang	—	—	—	—
Gaofei Wang	*	0.0001823	June 1, 2022	June 1, 2032
Yusuo Wang	—	—	—	—
Bob Bo Zhang	*	0.0001823	April 1, 2022	April 1, 2032
Alan Yue Zhuo	*	0.0001823	April 1, 2022	April 1, 2032
Shu Sun	*	0.0001823	October 1, 2021	October 1, 2031
	*	0.0001823	April 1, 2022	April 1, 2032
*	Less than 1% of our total ordinary shares outstanding as of December 31, 2022.

As of December 31, 2022, our employees and consultants, other than our directors and executive officers, as a group held options to purchase 59,873,906 Class A ordinary shares with a weighted average exercise price of US$4.2021 per share, and 2,720,204 restricted share units.

C.Board Practices

Board of Directors

Our board of directors consists of seven directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his or her interest at a meeting of our directors. A director may vote with respect to any contract, transaction, proposed contract or transaction notwithstanding that he or she may be interested therein, and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered, provided that he or she has declared his interests as described above. Our directors may exercise all the powers of our company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Zhihui Yang, Mr. Gaofei Wang and Mr. Yusuo Wang, and is chaired by Mr. Zhihui Yang. Mr. Zhihui Yang, Mr. Gaofei Wang and Mr. Yusuo Wang each meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Zhihui Yang qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

D.Employees

We had 20,870 full-time employees as of December 31, 2022, as compared with 24,396 full-time employees as of December 31, 2021, and 15,914 full-time employees as of December 31, 2020.

The following table sets forth the number of our employees by function as of December 31, 2022:

	Number of
	Employees	Percentage
Operations and support	5,031	24.1%
Research and development	8,633	41.4%
General and administrative	5,647	27.0%
Sales and marketing	1,559	7.5%
Total	20,870	100%

As of December 31, 2022, we had 18,700 employees in China and 2,170 employees in other countries.

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

E.Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2023:

●	each of our directors and executive officers currently in office; and
●	each person known to us to beneficially own more than 5% of our total outstanding shares.

The calculations in the table below are based on 1,214,880,130 ordinary shares outstanding as of February 28, 2023, comprising of 1,097,544,294 Class A ordinary shares (excluding 11,889,620 Class A ordinary shares repurchased by us and not yet cancelled or issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Share Incentive Plans) and 117,335,836 Class B ordinary shares.

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

	Ordinary Shares Beneficially Owned
						Total ordinary
						shares
	Class A ordinary		Class B ordinary			beneficially
	shares with an		shares with an		% of equity	owned in terms of		% of aggregate
	economic interest		economic interest		ownership†	voting power		voting power††
Directors and executive officers**:
Will Wei Cheng	—		78,384,741	(1)	6.5	117,337,851	(2)	32.3
Jean Qing Liu	—		19,172,128	(3)	1.6	74,919,775	(4)	22.6
Fengxia Liang (5)	—		—		—	—		—
Yi Zhang(6)	—		—		—	—		—
Zhihui Yang (7)	—		—		—	—		—
Gaofei Wang (8)	—		—		—	—		—
Yusuo Wang (9)	—		—		—	—		—
Bob Bo Zhang	*	(10)	*	(10)	*	*	(11)	*
Alan Yue Zhuo	*	(12)	—		*	—		*
Shu Sun	*	(13)	—		*	—		—
All directors and executive officers as a group	5,607,086		99,467,808		8.6	169,385,118		54.0
Principal shareholders:
Softbank Vision Fund Entity(14)	242,115,016		—		19.9	242,115,016		10.7
Uber Entity(15)	143,911,749		—		11.8	143,911,749		6.3
Tencent Entities(16)	78,986,858		—		6.5	78,986,858		3.5

Notes:

*	Less than 1% of our total ordinary shares on an as-converted basis outstanding as of February 28, 2023.
**

Except as otherwise indicated below, the business address of our directors and executive officers is DiDi Xinchenghai, Building 1, Yard 6, North Ring Road, Tangjialing, Haidian District, Beijing, People’s Republic of China.

†

For each person and group included in this column, percentage of equity ownership is calculated by dividing the number of shares held by such person or group and its respective affiliates by the sum of the total number of shares outstanding as of February 28, 2023.

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

(1)	Represents (i) 31,156,189 Class B ordinary shares held by Xiaocheng Investments Limited, and (ii) 47,228,552 Class B ordinary shares held by Steady Prominent Limited, an entity holding ordinary shares for the benefit of certain directors, executive officers and employees of our company in connection with the exercise of options granted under our Share Incentive Plans, in which Mr. Will Wei Cheng has an indirect economic interest. Xiaocheng Investment Limited is beneficially owned by Mr. Will Wei Cheng through a trust, of which Mr. Cheng is the settlor and Mr. Cheng and his family members are the beneficiaries. The registered address of Xiaocheng Investments Limited is Sertus Incorporation (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Island.
(2)	Represents (i) 18,693,713 Class B ordinary shares held by Xiaocheng Investments Limited that Mr. Cheng has voting power over, (ii) 22,617,576 Class A ordinary shares held by certain existing shareholders who have granted voting proxies to Mr. Cheng as of February 28, 2023, (iii) 49,874,455 Class B ordinary shares held by Steady Prominent Limited that Mr. Cheng has sole voting power over, and (iv) 26,152,107 Class A ordinary shares held by Oriental Holding Investment Limited and New Amigo Holding Limited, entities holding ordinary shares for the benefit of certain directors, executive officers and employees of our company in connection with the exercise of options granted under our Share Incentive Plans. Each of Steady Prominent Limited, Oriental Holding Investment Limited and New Amigo Holding Limited has established an advisory committee, each consisting of Mr. Cheng and Ms. Jean Qing Liu as of the date of this annual report, which has the sole power to make all decisions relating to the voting and disposal of the shares held by Steady Prominent Limited, Oriental Holding Investment Limited and New Amigo Holding Limited, as applicable. The members of the advisory committee of Steady Prominent Limited have agreed to certain voting arrangements in connection with their respective voting power over the shares held by Steady Prominent Limited. The members of the advisory committees of Oriental Holding Investment Limited and New Amigo Holding Limited share voting and disposal power over the shares held by such entities with the other members of the applicable advisory committee, and therefore may each be deemed to beneficially own, in terms of voting power, such shares. Mr. Cheng has granted a voting proxy to Ms. Jean Qing Liu in connection with ordinary shares held by Xiaocheng Investments Limited, and Mr. Cheng’s beneficial ownership does not take into account the portion of the shares that are subject to such voting proxy.
(3)	Represents (i) 3,055,556 Class B ordinary shares held by Investor Link Investments Limited, and (ii) 16,116,572 Class B ordinary shares held by Steady Prominent Limited in which Ms. Jean Qing Liu has an indirect economic interest. Investor Link Investments Limited is beneficially owned by Ms. Jean Qing Liu through a trust, of which Ms. Liu is the settlor and Ms. Liu and her family members are the beneficiaries. The address of Investor Link Investments Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(4)	Represents (i) 3,055,556 Class B ordinary shares held by Investor Link Investments Limited, (ii) 12,462,476 Class B ordinary shares held by Xiaocheng Investments Limited that Mr. Will Wei Cheng has granted voting proxy to Ms. Liu, (iii) 33,249,636 Class B ordinary shares held by Steady Prominent Limited that Ms. Liu has sole voting power over, and (iv) 26,152,107 Class A ordinary shares held by Oriental Holding Investment Limited and New Amigo Holding Limited that Ms. Liu may be deemed to beneficially own, in terms of voting power, by virtue of her membership of the advisory committees of Oriental Holding Investment Limited and New Amigo Holding Limited, which have the sole power to make all decisions relating to the voting and disposal of the shares held by these entities. Ms. Liu shares voting and disposal rights of the shares held by Oriental Holding Investment Limited and New Amigo Holding Limited with other members of the applicable advisory committee.
(5)	The business address of Ms. Fengxia Liang is Building A, No.397 Tianlin Road, Xuhui District, Shanghai, China.
(6)	The business address of Mr. Yi Zhang is 26/F Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong SAR.
(7)	The business address of Mr. Zhihui Yang is 9/F, No.6 Haidian Zhongjie, Haidian District, Beijing, China.

(8)	The business address of Mr. Gaofei Wang is No.8 Sina Plaza Courtyard 10, the West XiBeiWang E.Rd, Haidian District, Beijing, China.
(9)	The business address of Mr. Yusuo Wang is No. 38 Hongrun Rd, Economic and Technological Development Zone, Langfang City, Hebei Province, P.R. China.
(10)	Represents (i) Class B ordinary shares held by Steady Prominent Limited in which Mr. Bob Bo Zhang has an indirect economic interest and (ii) Class A ordinary shares held by Doctorate Investment Limited. Doctorate Investment Limited is beneficially owned by Mr. Zhang through a trust, of which Mr. Zhang and his spouse are the settlors and Mr. Zhang and his family members are the beneficiaries. The address of Doctorate Investment Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.
(11)	Represents Class A ordinary shares held by Doctorate Investment Limited.
(12)	Represents Class A ordinary shares held by Oriental Holding Investment Limited in which Mr. Alan Yue Zhuo has an indirect economic interest.
(13)	Represents Class A ordinary shares held by Oriental Holding Investment Limited in which Mr. Shu Sun has an indirect economic interest.
(14)	Representing 242,115,016 Class A ordinary shares held by SVF XKI Subco (Singapore) Pte. Ltd. as of December 31, 2021, as reported in a Schedule 13G filed by SB Investment Advisers (UK) Limited, Softbank Vision Fund L.P., SVF Holdings (UK) LLP, SVF Holdings (Singapore) Pte. Ltd. and SVF XKI Subco (Singapore) Pte. Ltd. on February 14, 2022. Softbank Vision Fund L.P. is the managing member of SVF Holdings (UK) LLP, which is the sole owner of SVF Holdings (Singapore) Pte. Ltd., which in turn is the sole owner of SVF XKI Subco (Singapore) Pte. Ltd. SB Investment Advisers (UK) Limited has been appointed as alternative investment fund manager of Softbank Vision Fund L.P. The registered address of SVF XKI Subco (Singapore) Pte Ltd. is 138 Market Street #27-01A, Capitagreen, Singapore.
(15)	Representing 143,911,749 Class A ordinary shares held by Uber International B.V. as of December 31, 2021, as reported in a Schedule 13G filed by Uber Technologies, Inc. on February 14, 2022. Uber International B.V. is wholly-owned, indirect subsidiary of Uber Technologies, Inc., a company listed on the NYSE. The registered address of Uber Technologies, Inc. is 1515 3rd Street, San Francisco, CA 94158.
(16)	Representing 75,777,780 Class A ordinary shares held by THL A11 Limited, 1,918,974 Class A ordinary shares represented by ADSs held of record by THL E Limited and 1,290,104 Class A ordinary shares held of record by Tencent Growthfund Limited as of December 31, 2022, as reported in a Schedule 13G/A filed by Tencent Holdings Limited and THL A11 Limited on February 10, 2023. Each of THL A11 Limited, THL E Limited and Tencent Growthfund Limited are controlled by Tencent Holdings Limited, a company listed on the Hong Kong Stock Exchange. The registered address of THL A11 Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands, and the registered address of Tencent Growthfund Limited is Walkers Corporate Services Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9005, Cayman Islands.

As of February 28, 2023, we had 435,166,510 shares held by 9 record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

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

Transactions with Alibaba Group

We have commercial arrangements with Alibaba Group primarily related to ride hailing and enterprise solutions services within our China Mobility segment. The ride hailing and enterprise solutions services we provide to Alibaba Group are conducted on an arm’s length basis with similar unrelated parties. All the revenues generated from Alibaba Group within our China Mobility segment accounted for less than 0.2% of our total revenues for the years ended December 31, 2020, 2021 and 2022, respectively.

We also have commercial arrangement with Alibaba Group primarily related to cloud communication services and information technology platform services. The costs and expenses related to these services that were provided to us accounted for less than 0.3% of our total costs and expenses for the years ended December 31, 2020, 2021 and 2022, respectively.

Transactions with Tencent Group

We have commercial arrangements with Tencent Group primarily related to ride hailing and enterprise solutions services, online advertising services as well as licensing services. The services we provide to Tencent Group are conducted on an arm’s length basis with similar unrelated parties. All the revenues generated from Tencent Group within our China Mobility segment and our Other Initiative segment accounted for less than 0.5% of our total revenues for the years ended December 31, 2020, 2021 and 2022, respectively.

We also have commercial arrangements with Tencent Group primarily related to payment processing services, colocation services and cloud communication services. The costs and expenses related to these services that were provided to us accounted for less than 0.7% of our total costs and expenses for the years ended December 31, 2020, 2021 and 2022, respectively.

Transactions with SoftBank Group Corp.

SoftBank Group Corp. has made certain investments in some of our subsidiaries’ financing transactions as detailed in “Item 4. Information on the Company—A. History and Development of the Company—Subsidiary Financings”. We and SoftBank Corp. each made an accumulated investment amounting to JPY6,950 million (US$52.7 million) in Didi Mobility Japan Corporation as of December 31, 2022. The agreements for SoftBank’s investments in those financing transactions and in Didi Mobility Japan Corporation were negotiated on a fair value basis.

Transactions with Other Related Parties

Transactions with our directors and executive officers

We provided certain loans to our directors and executive officers prior to our initial public offering in 2021. As of December 31, 2020, 2021 and 2022, the aggregate outstanding balances of these loans were RMB65.3 million, nil and nil, respectively.

Transactions with Chengxin

Revenues generated from intra-city freight and ride hailing services provided to Chengxin were RMB277 million for the year ended December 31, 2021 subsequent to Chengxin’s deconsolidation from us. The amount due from Chengxin relating to such services was RMB7 million as of December 31, 2021.

We have a commercial framework arrangement with Chengxin under which we procured certain services from third vendors on behalf of Chengxin and charged Chengxin based on the actual cost of services provided by third party vendors, and shared a series of services with Chengxin, including services for middle and back offices, based on reasonable actual cost of the service agreed by both us and Chengxin. The procurement was accounted for as a settlement of liabilities by us on behalf of Chengxin. The share of services was accounted for as an allocation of costs and expenses from us to Chengxin. The amount due from Chengxin and advance payment made by Chengxin under the commercial framework arrangement above amounted to RMB11 million and RMB88 million as of December 31, 2021, respectively.

As described in Notes 4 and 27 to the consolidated financial statements, Chengxin’s shareholders and board resolved to distribute all of its available assets to its shareholders, in accordance with the distribution sequences outlined in the relevant agreements. As a shareholder of Chengxin, we received our share of Chengxin’s assets of RMB1.9 billion (US$0.3 billion) upon the completion of the distribution in July 2022. Prior to the distribution, our transactions with Chengxin were insignificant.

Transactions with other investees

Other than the transactions disclosed above or elsewhere in this annual report, we have commercial arrangements with certain of our investees to provide or receive technical support and other services. The amounts relating to these services provided or received represented less than 0.2% of our revenues or total costs and expenses for the years ended December 31, 2020, 2021 and 2022, respectively.

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

Starting in July 2021, we and certain of our officers and directors were named as defendants in several putative securities class actions filed in federal court in New York and California. These actions alleged, in sum and substance, that the registration statement and prospectus prepared for our June 30, 2021 initial public offering contained material misstatements and omissions in violation of the Securities Act of 1933, the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. In September 2021, plaintiffs voluntarily dismissed all actions filed in federal court in California. On October 12, 2021, the U.S. District Court for the Southern District of New York appointed lead plaintiffs and lead counsel and consolidated the remaining federal actions under the caption In re Didi Global Inc. Securities Litigation, No. 1:21-cv-05807-LAK. Lead plaintiffs in the consolidated action filed a consolidated amended complaint on January 7, 2022. We moved to dismiss the consolidated amended complaint on March 8, 2022. In response, lead plaintiffs further amended their complaint, filing a Second Amended Complaint on May 5, 2022. On June 3, 2022, we moved to dismiss the Second Amended Complaint. The court has not yet ruled on the motion. Separately, in December 2021, we and certain of our officers and directors were named as defendants in a putative securities class action filed in state court in New York, which similarly alleges that the registration statement and prospectus prepared for our June 30, 2021 initial public offering contained material misstatements and omissions in violation of the Securities Act of 1933. On April 22, 2022, the parties stipulated to stay the state court action pending the outcome of motion to dismiss briefing in the federal action. Both the consolidated federal action and the state court action remain in their preliminary stages. We intend to vigorously defend ourselves against these claims. We cannot predict the timing, outcome or consequences of these actions, and there is no basis to conclude at this point whether such actions will be successful or whether we will be subject to any damages, let alone how much.

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

In the past year, we fully cooperated with the PRC government authorities on the cybersecurity review and rectification measures. On January 16, 2023, as approved by the Cybersecurity Review Office, we have resumed DiDi Chuxing’s registration of new users. We will continue to take effective measures to protect the safety of our platform infrastructure and security of big data, and safeguard national cybersecurity. An administrative fine of RMB8.026 billion (US$1.2 billion) was imposed for the violation of the Cybersecurity Law, Data Security Law and Personal Information Protection Law and was paid in the year ended December 31, 2022. As of the date of this annual report, our active apps have been restored to app stores and we will continue to monitor and comply with the relevant statutes and regulations on cybersecurity.

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

A.Offering and Listing Details

See “—C. Markets.”

B.Plan of Distribution

Not applicable.

C.Markets

Our ADSs were listed on the NYSE on June 30, 2021 under the symbol “DIDI.” On May 23, 2022, we held an extraordinary general meeting to vote on the voluntary delisting of our ADSs from the NYSE and obtained shareholder approval. On June 13, 2022, our ADSs were delisted from the NYSE. Our ADSs have been quoted on OTC Pink under the symbol “DIDIY” since June 2022. We will continue to explore appropriate measures in the interests of our company and our shareholders, including exploring a potential listing on another internationally recognized exchange, subject to compliance with applicable rules, regulations, policies and guidance.

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

Ordinary Shares. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form and are issued when registered in our register of members (shareholders). We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

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

Voting Rights. Holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of our company. Each Class A ordinary share shall be entitled to one vote on all matters subject to the vote at general meetings of our company, and each Class B ordinary share shall be entitled to ten votes on all matters subject to the vote at general meetings of our company. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any shareholder holding not less than 10% of the votes attaching to the shares present in person or by proxy.

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

Shareholders’ general meetings may be convened by a majority of our board of directors. Advance notice of at least ten calendar days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting consists of at least one shareholder present in person or by proxy, holding shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at such general meeting.

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

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of ordinary shares;
●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and
●	a fee of such sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may be suspended and our register of members (shareholders) closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register of members closed for more than 30 calendar days in any year.

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

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than our memorandum and articles of association, special resolutions of our shareholders, our register of mortgages and charges, and a list of our current directors). However, we will provide our shareholders with annual audited financial statements.

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

Exempted Company. We are an exempted company with limited liability incorporated under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

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

Differences in Corporate Law

The Companies Act of the Cayman Islands is modeled after, to a large extent, the older Companies Acts of England but does not follow recent English statutory enactments. In addition, the Companies Act of the Cayman Islands differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

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

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement; provided that the arrangement is approved by (a) 75% in value of the shareholders or class of shareholders, as the case may be, or (b) a majority in number representing 75% in value of the creditors or each class of creditors, as the case may be, with whom the arrangement is to be made, that are, in each case, present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

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

Restructuring. A company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company:

(a)	is or is likely to become unable to pay its debts; and
(b)	intends to present a compromise or arrangement to its creditors (or classes thereof) either pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring.

The Grand Court may, among other things, make an order appointing a restructuring officer upon hearing of such petition, with such powers and to carry out such functions as the court may order. At any time (i) after the presentation of a petition for the appointment of a restructuring officer but before an order for the appointment of a restructuring officer has been made, and (ii) when an order for the appointment of a restructuring officer is made, until such order has been discharged, no suit, action or other proceedings (other than criminal proceedings) shall be proceeded with or commenced against the company, no resolution to wind up the company shall be passed, and no winding up petition may be presented against the company, except with the leave of the court. However, notwithstanding the presentation of a petition for the appointment of a restructuring officer or the appointment of a restructuring officer, a creditor who has security over the whole or part of the assets of the company is entitled to enforce the security without the leave of the court and without reference to the restructuring officer appointed.

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

Payments of dividends and capital in respect of our shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the shares, nor will gains derived from the disposal of our shares be subject to Cayman Islands income or corporate tax. To the extent that the discussion under “—Cayman Islands Taxation” relates to matters of Cayman Islands law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law.

People’s Republic of China Taxation

Although we are incorporated in the Cayman Islands, we may be treated as a PRC resident enterprise for PRC tax purposes under the Enterprise Income Tax Law. Under the Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementing rules of the Enterprise Income Tax Law merely define the “de facto management body” as the “organizational body which effectively manages and controls the production and business operation, personnel, accounting, properties and other aspects of operations of an enterprise.” Based on a review of the facts and circumstances, we do not believe that DiDi Global Inc. or any of our subsidiaries in the Cayman Islands, the British Virgin Islands or Hong Kong should be considered a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities. If DiDi Global Inc. were to be considered a PRC resident enterprise, then dividends that we pay and gains realized on the sale or other disposition of our ADSs or ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such dividends or gains are deemed to be from PRC sources. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.” To the extent that the discussion in this paragraph relates to matters of PRC tax law, it represents the opinion of Fangda Partners, our PRC legal counsel.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect, and there can be no assurance that the Internal Revenue Service or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift or other non-income tax considerations, minimum tax, the Medicare tax on certain net investment income, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

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

Although the law in this regard is not entirely clear, we treat the VIEs and their subsidiaries as being owned by us for U.S. federal income tax purposes because we have the power to direct activities of the VIEs that most significantly impact their economic performance and the right to receive economic benefits from the VIEs that could potentially be significant to them. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the VIEs and their subsidiaries for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of the VIEs and their subsidiaries for U.S. federal income tax purposes, and based on the value of our assets and the composition of our income and assets, including goodwill and other unbooked intangibles, our company does not appear to be a PFIC for our taxable year ended December 31, 2022.

There can be no assurance that we will not be a PFIC, for U.S. federal income tax purposes, for any taxable year because our PFIC status is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs or ordinary shares may cause us to become a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs or ordinary shares from time to time (which may be volatile). In particular, recent declines in the market price of our ADSs significantly increased our risk of becoming a PFIC. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash or other passive assets for active purposes, our risk of becoming classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules (including recently proposed regulations), it is also possible that the Internal Revenue Service may challenge our classification of certain assets as non-passive, which may result in our company being or becoming a PFIC, for U.S. federal income tax purposes, for any taxable year, which could subject U.S. Holders to significant adverse U.S. federal income tax consequences.

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

Dividends

Any distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, the full amount of any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction generally allowed to corporations. Dividends received by individuals and certain other non-corporate U.S. Holders may be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs or ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we are eligible for the benefits of the United States-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to such a U.S. Holder for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Our ADSs (but not our ordinary shares) were listed on the NYSE from July 2021 to June 2022. On June 13, 2022, our ADSs were delisted from the NYSE. Our ADSs have been quoted on OTC Pink under the symbol “DIDIY” since June 2022. Since our ADSs are not readily tradable on an established securities market in the United States, dividends received on our ADSs would generally not be eligible to be taxed at the lower capital gain tax rate applicable to “qualified dividend income” unless we are eligible for the benefits of the Treaty, as discussed below.

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

Sale or Other Disposition

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of our ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes, which may limit the ability to receive a foreign tax credit. Long-term capital gain of individuals and certain other non-corporate U.S. Holders will generally be eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations.

As described in “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation,” if we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, gains from the disposition of the ADSs or ordinary shares may be subject to PRC income tax and will generally be U.S.-source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as PRC-source income under the Treaty. Pursuant to recently issued U.S. Treasury Regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty, and the potential impact of the recently issued U.S. Treasury Regulations.

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

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock. For these purposes, stock will be treated as “marketable stock” if it is regularly traded on a qualified exchange or other market, as defined in applicable United States Treasury Regulations. For these purposes, our ADSs, but not our ordinary shares, were listed on the NYSE, which is a qualified exchange for these purposes, from July 2021 to June 2022. On June 13, 2022, our ADSs were delisted from the NYSE. Our ADSs have been quoted on OTC Pink under the symbol “DIDIY” since June 2022. Since our ADSs are not readily tradable on an established securities market in the United States, our ADSs would not be treated as “marketable stock” for these purposes and a U.S. Holder would not be eligible to make a mark-to-market election with respect to our ADSs.

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

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisors regarding the reporting requirements that may apply and the U.S. federal income tax consequences of owning and disposing of our ADSs or ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election and the unavailability of the qualified electing fund election.

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

J.Annual Report to Security Holders.

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

As of December 31, 2022, a majority of our cash and cash equivalents was held in Renminbi, with the remainder primarily held in U.S. dollars.

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

Our short-term borrowings consist of RMB-dominated borrowings by our subsidiaries from financial institutions in the PRC. We had short-term borrowings of RMB6,838 million and RMB4,940 million (US$716 million) as of December 31, 2021 and 2022, respectively.

Our long-term borrowings consist of a series of loan facilities with terms that range from 2 to 4 years. We had total long-term borrowings of RMB1,681 million and RMB150 million (US$22 million), as of December 31, 2021 and 2022, respectively.

Our exposure to changes in interest rates is mainly from floating-rate borrowings. As of December 31, 2022, a minority of our total borrowings carried floating interest rates. Any change in interest rates will cause the effective interest rates of borrowings to change and thus cause our future cash flows to fluctuate over time. Assuming all other variables remained constant and the balances of outstanding debts with floating rates at the end of each reporting period had been outstanding for the entire year, an increase (decrease) in the interest rate by 0.25% would have resulted in an increase (decrease) in the loss before income taxes for the years ended December 31, 2021 and 2022 by RMB4.7 million and RMB3.0 million (US$0.4 million), respectively.

Credit Risk

All of our cash and cash equivalents, restricted cash and short-term investments are held by major financial institutions located in the PRC and Hong Kong which we believe are of high credit quality. We expect that there is no significant credit risk associated with these assets.

We rely on a limited number of third parties to provide payment processing services to collect amounts due from customers. Payment service providers are financial institutions, credit card companies and online payment platforms which we believe are of high credit quality. As of December 31, 2021 and 2022, cash held in accounts managed by online payment platforms such as Alipay and WeChat Pay amounted to RMB2,213 million and RMB972 million (US$141 million), respectively.

Accounts receivable are typically unsecured and are derived from revenues earned from customers in the PRC. The credit risk with respect to account receivables is mitigated by credit control policies we carry out with respect to our customers and our ongoing monitoring process of outstanding balances.

We have loans receivable which primarily represent micro-loans that we offer to individual borrowers who are registered as riders, end-users or drivers via our platform. Our loans receivable, net, were RMB4,644 million and RMB5,339 million (US$774 million) as of December 31, 2021 and 2022, respectively. We do not have significant exposure to any individual customer.

Liquidity Risk

As of December 31, 2022, we had cash and cash equivalents of RMB20,855 million (US$3,024 million), restricted cash of RMB804 million (US$117 million) and short-term investments of RMB17,548 million (US$2,544 million), as compared to total current liabilities of RMB20,248 million (US$2,936 million).

Cash and cash equivalents represent cash on hand, time deposits and highly liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal for use, and which have original maturities less than three months. Short-term investments mainly consist of time deposits, structured notes and other investments with maturities within 12 months. Time deposits include the balances placed with the banks with original maturities over three months, but less than one year and the long-term time deposits with a maturity date within one year. The investments that are expected to be realized in cash during the next twelve months are also included in short-term investments.

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

Fees and Other Payments Made by the Depositary to Us

The Depositary may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary agree from time to time. Responsibility for payment of such fees, charges and reimbursements may from time to time be changed by agreement between us and the depositary. In the year ended December 31, 2022, we did not receive any payment from the depositary for our expenses incurred in connection with the establishment and maintenance of the ADS program.

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

For the year ended December 31, 2022, we did not use any of the net proceeds from our initial public offering. There is no material change in the use of proceeds as described in the registration statement.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and our chief financial officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2022. Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rule and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

Based upon that evaluation, our management, with the participation of our chief executive officer and our chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective as of December 31, 2022 and as of the date that the evaluation of the effectiveness of our disclosure controls and procedures was completed.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2022.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2022, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.      Audit Committee Financial Expert

Our board of directors has determined that Mr. Zhihui Yang, an independent director (under the standards set forth in Rule 10A-3 under the Exchange Act) and member of our audit committee, is an audit committee financial expert.

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

	2021	2022

	(RMB in millions)
Audit fees(1)	70	54
Tax fees(2)	8	6
All other fees(3)	5	7
(1)	“Audit fees” means the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC and other assurance services.
(2)	“Tax fees” means the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice, and tax planning.
(3)	“All other fees” means the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by our principal auditors associated with certain permitted advisory services.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian LLP, including audit services, tax services and other services as described above.

Item 16D.      Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.      Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.      Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.      Corporate Governance

Not applicable.

Item 16H.      Mine Safety Disclosure

Not applicable.

Item 16I.        Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

In June 2022, DiDi Global Inc. was conclusively listed by the SEC as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. Our auditor, a registered public accounting firm that the PCAOB was unable to inspect or investigate completely in 2021, issued the audit report for us for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

As of the date of this annual report, to our knowledge, (i) no governmental entities in the Cayman Islands or in China own shares of DiDi Global Inc. or the VIEs in China, (ii) the governmental entities in China do not have a controlling financial interest in DiDi Global Inc. or the VIEs, (iii) none of the members of the board of directors of DiDi Global Inc. or our operating entities, including the VIEs, is an official of the Chinese Communist Party, and (iv) none of the currently effective memorandum and articles of association (or equivalent organizing document) of DiDi Global Inc. or the VIEs contains any charter of the Chinese Communist Party.

Item 16J.        Insider trading policies

Not applicable.

PART III

Item 17.        Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.        Financial Statements

The consolidated financial statements of DiDi Global Inc., the subsidiaries and its VIEs are included at the end of this annual report.

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

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm
15.2*	Consent of Fangda Partners
15.3*	Consent of Maples and Calder (Hong Kong) LLP
15.4*	Supplemental Submission Pursuant to Item 16I(a) of Form 20-F
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Ex tension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DiDi Global Inc.

By:	/s/ Will Wei Cheng
	Name:	Will Wei Cheng
	Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: April 28, 2023

DIDI GLOBAL INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of DiDi Global Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of DiDi Global Inc. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of comprehensive loss, of shareholders’ equity (deficit) and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 3 to the consolidated financial statements, the Company changed the manner in which it accounts for credit losses on financial instruments in 2020.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill impairment assessment

As described in Notes 3.20 and 14 to the consolidated financial statements, as of December 31, 2022, the Company’s goodwill balance was RMB46.4 billion, which is mainly comprised of goodwill of RMB46.3 billion from the China Mobility reporting unit.  Management performed a goodwill impairment test on the China Mobility reporting unit as of September 30, 2022 because events or changes in circumstances indicated that the goodwill balance may be impaired.  Management estimated the fair value of the reporting unit based on the income approach, which considered a number of factors involving judgements, including expected future cash flows and discount rate.  The expected future cash flows were dependent on certain significant assumptions, including the compound annual growth rate of revenue and profit margins. Management concluded that there was no impairment of the China Mobility reporting unit’s goodwill in 2022.

The principal considerations for our determination that performing procedures relating to goodwill impairment assessment is a critical audit matter are the significant judgment by management when developing the fair value of the China Mobility reporting unit. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and in evaluating management’s significant assumptions related to the compound annual growth rate of revenue, profit margins and discount rate. The audit effort also involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment. These procedures also included, among others, (i) testing management’s process to determine whether there is a goodwill impairment and the process for estimating the fair value of the reporting unit; (ii) evaluating the appropriateness of the valuation model used in determining the fair value of the reporting unit; (iii) testing the completeness, accuracy and relevance of the underlying data used in the valuation model; and (iv) evaluating the reasonableness of management’s significant assumptions related to the compound annual growth rate of revenue,  profit margins and discount rate by considering the current and historical performance of the reporting unit, relevant industry forecasts and market developments. Professionals with specialized skill and knowledge were used to assist in evaluating the reasonableness of the Company’s valuation model and the discount rate assumption.

/s/PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 28, 2023

We have served as the Company’s auditor since 2017.

DIDI GLOBAL INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

		As of December 31
	Note	2021	2022	2022
		RMB	RMB	US$
				(Note 3.6)
ASSETS
Current assets:
Cash and cash equivalents	3.8	43,429,717	20,855,252	3,023,727
Restricted cash	3.9	443,758	803,956	116,563
Short-term investments	5	13,343,754	17,548,218	2,544,252
Accounts and notes receivable, net of allowance for credit losses of RMB650,888 and RMB692,722, respectively	6	2,831,123	2,251,633	326,456
Loans receivable, net of allowance for credit losses of RMB604,506 and RMB460,212, respectively	7	4,644,298	5,338,627	774,028
Amounts due from related parties, current portion	25	115,239	61,423	8,905
Prepayments, receivables and other current assets, net	8	3,957,975	4,192,952	607,922
Total current assets		68,765,864	51,052,061	7,401,853
Non-current assets:
Investment securities and other investments	9	18,634,493	18,010,307	2,611,249
Long-term investments, net	10	4,614,724	4,734,084	686,378
Operating lease right-of-use assets	12	1,287,550	1,392,917	201,954
Property and equipment, net	11	8,000,218	5,718,324	829,079
Intangible assets, net	13	3,286,145	1,724,141	249,977
Goodwill	14	46,377,583	46,377,583	6,724,117
Non-current restricted cash	3.9	107,597	17,333	2,513
Deferred tax assets, net	19	224,491	289,191	41,929
Amount due from related parties, non-current portion	25	—	36,466	5,287
Other non-current assets, net	8	1,699,470	1,860,865	269,800
Total non-current assets		84,232,271	80,161,211	11,622,283
Total assets		152,998,135	131,213,272	19,024,136
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY

Current liabilities (including amounts of the VIEs and their subsidiaries without recourse to the primary beneficiary of RMB10,601,697 and RMB 7,666,369 as of December 31, 2021 and 2022, respectively):

Short-term borrowings	15	6,838,328	4,940,310	716,278
Accounts and notes payable	16	4,624,953	2,870,046	416,118
Deferred revenue and customer advances	3.24	546,003	565,058	81,926
Operating lease liabilities, current portion	12	516,877	523,020	75,831
Amounts due to related parties, current portion	25	249,402	200,115	29,014
Accrued expenses and other current liabilities	17	11,647,222	11,149,921	1,616,585
Total current liabilities		24,422,785	20,248,470	2,935,752

DIDI GLOBAL INC.

CONSOLIDATED BALANCE SHEETS (Continued)

(Amounts in thousands, except for share and per share data)

		As of December 31
	Note	2021	2022	2022
		RMB	RMB	US$
				(Note 3.6)
Non-current liabilities (including amounts of the VIEs and their subsidiaries without recourse to the primary beneficiary of RMB262,183 and RMB 215,955 as of December 31, 2021 and 2022, respectively):
Long-term borrowings	15	1,681,370	149,925	21,737
Operating lease liabilities, non-current portion	12	654,877	734,884	106,548
Deferred tax liabilities	19	485,778	359,668	52,147
Amount due to related parties, non-current portion	25	—	39,348	5,705
Other non-current liabilities		306,575	256,279	37,157
Total non-current liabilities		3,128,600	1,540,104	223,294
Total liabilities		27,551,385	21,788,574	3,159,046
Commitments and contingencies	26
Mezzanine equity	22
Convertible redeemable non-controlling interests	21	12,257,889	13,010,576	1,886,356
Convertible non-controlling interests	21	1,069,357	1,069,357	155,042
Total Mezzanine Equity		13,327,246	14,079,933	2,041,398

DIDI GLOBAL INC.

CONSOLIDATED BALANCE SHEETS (Continued)

(Amounts in thousands, except for share and per share data)

		As of December 31
	Note	2021	2022	2022
		RMB	RMB	US$
				(Note 3.6)
SHAREHOLDERS’ EQUITY:
DiDi Global Inc. shareholders’ equity:
Class A ordinary shares (US$0.00002 par value; 4,000,000,000 shares authorized; 1,088,516,590 and 1,109,433,914 shares issued; 1,074,091,492 and 1,084,058,607 shares outstanding, as of December 31, 2021 and 2022, respectively)	23	141	144	21
Class B ordinary shares (US$0.00002 par value; 500,000,000 shares authorized; 117,335,836 shares issued; 108,542,356 and 112,895,380 shares outstanding, as of December 31, 2021 and 2022, respectively)	23	15	15	2
Treasury shares		(3)	(4)	(1)
Additional paid-in capital		251,384,835	253,824,544	36,801,100
Statutory reserves		27,917	69,328	10,052
Accumulated other comprehensive income (loss)		(3,599,745)	973,143	141,092
Accumulated deficit		(135,766,257)	(159,590,989)	(23,138,518)
Total DiDi Global Inc. shareholders’ equity		112,046,903	95,276,181	13,813,748
Non-controlling interests		72,601	68,584	9,944
Total shareholders’ equity		112,119,504	95,344,765	13,823,692
Total liabilities, mezzanine equity and shareholders’ equity		152,998,135	131,213,272	19,024,136

DIDI GLOBAL INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands, except for share and per share data)

		For the Year Ended December 31
	Note	2020	2021	2022	2022
		RMB	RMB	RMB	US$
					(Note 3.6)
Revenues
China Mobility		133,645,113	160,520,747	125,930,620	18,258,224
International		2,333,113	3,622,366	5,863,123	850,073
Other Initiatives		5,757,926	9,684,269	8,997,940	1,304,578
Total revenues		141,736,152	173,827,382	140,791,683	20,412,875
Costs and expenses
Cost of revenues		(125,824,104)	(156,863,229)	(115,799,896)	(16,789,407)
Operations and support		(4,695,716)	(7,525,398)	(6,519,542)	(945,245)
Sales and marketing		(11,136,486)	(16,961,328)	(9,756,241)	(1,414,522)
Research and development		(6,316,802)	(9,414,646)	(9,535,523)	(1,382,520)
General and administrative		(7,550,986)	(28,715,206)	(17,004,943)	(2,465,485)
Impairment of goodwill and intangible assets acquired from business combination	14	—	(2,789,321)	—	—
Total costs and expenses		(155,524,094)	(222,269,128)	(158,616,145)	(22,997,179)
Loss from operations		(13,787,942)	(48,441,746)	(17,824,462)	(2,584,304)
Interest income		1,228,580	818,522	1,309,864	189,912
Interest expenses		(136,347)	(277,596)	(197,334)	(28,611)
Investment income (loss), net		2,833,334	(167,121)	(5,769,873)	(836,553)
Impairment loss for equity investments accounted for using Measurement Alternative	10	(1,022,098)	—	(18,540)	(2,688)
Income (loss) from equity method investments, net	10	(1,057,427)	(475,851)	35,854	5,198
Other income (loss), net		1,031,160	(624,466)	(1,314,105)	(190,526)
Loss before income taxes		(10,910,740)	(49,168,258)	(23,778,596)	(3,447,572)
Income tax benefits (expenses)	19	303,202	(166,320)	(3,915)	(568)
Net loss		(10,607,538)	(49,334,578)	(23,782,511)	(3,448,140)
Less: Net income (loss) attributable to non-controlling interest shareholders		(93,040)	9,086	810	118
Net loss attributable to DiDi Global Inc.		(10,514,498)	(49,343,664)	(23,783,321)	(3,448,258)
Accretion of convertible redeemable non-controlling interests to redemption value	21	(165,047)	(687,617)	(898,649)	(130,292)
Deemed dividends to preferred shareholders upon repurchases of convertible preferred shares		(872)	—	—	—
Net loss attributable to ordinary shareholders of DiDi Global Inc.		(10,680,417)	(50,031,281)	(24,681,970)	(3,578,550)
Net loss		(10,607,538)	(49,334,578)	(23,782,511)	(3,448,140)
Other comprehensive income (loss):
Foreign currency translation adjustments, net of tax of nil		(5,926,301)	(1,593,734)	4,585,505	664,835
Share of other comprehensive income (loss) of equity method investees		190	(4,811)	(12,617)	(1,829)
Total other comprehensive income (loss)		(5,926,111)	(1,598,545)	4,572,888	663,006
Total comprehensive loss		(16,533,649)	(50,933,123)	(19,209,623)	(2,785,134)
Less: comprehensive income (loss) attributable to non-controlling interest shareholders		(93,040)	9,086	810	118
Comprehensive loss attributable to DiDi Global Inc.		(16,440,609)	(50,942,209)	(19,210,433)	(2,785,252)

DIDI GLOBAL INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (Continued)

(Amounts in thousands, except for share and per share data)

		For the Year Ended December 31
	Note	2020	2021	2022	2022
		RMB	RMB	RMB	US$
					(Note 3.6)
Accretion of convertible redeemable non-controlling interests to redemption value	21	(165,047)	(687,617)	(898,649)	(130,292)
Deemed dividends to preferred shareholders upon repurchases of convertible preferred shares		(872)	—	—	—
Comprehensive loss attributable to ordinary shareholders of DiDi Global Inc.		(16,606,528)	(51,629,826)	(20,109,082)	(2,915,544)
Weighted average number of Class A and Class B ordinary shares used in computing net loss per share	24
— Basic		106,694,420	657,996,437	1,210,979,609	1,210,979,609
— Diluted		106,694,420	657,996,437	1,210,979,609	1,210,979,609
Net loss per share attributable to Class A and Class B ordinary shareholders	24
— Basic		(100.10)	(76.04)	(20.38)	(2.96)
— Diluted		(100.10)	(76.04)	(20.38)	(2.96)
Weighted average number of ADS used in computing net loss per ADS
— Basic		426,777,680	2,631,985,748	4,843,918,436	4,843,918,436
— Diluted		426,777,680	2,631,985,748	4,843,918,436	4,843,918,436
Net loss per ADS attributable to ADS shareholders
— Basic		(25.03)	(19.01)	(5.10)	(0.74)
— Diluted		(25.03)	(19.01)	(5.10)	(0.74)

DIDI GLOBAL INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

(Amounts in thousands, except for share and per share data)

							Accumulated
					Additional		Other		Non‑	Total
	Ordinary Shares		Treasury Shares		paid‑in	Statutory	Comprehensive	Accumulated	controlling	shareholders’
	Shares	Amount	Shares	Amount	capital	reserves	(loss) income	deficit	interests	equity (deficit)
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2020	105,796,976	13	(3,959,170)	—	8,944,586	7,344	3,924,911	(75,742,871)	176,555	(62,689,462)
Share-based compensation	—	—	—	—	3,413,292	—	—	—	—	3,413,292
Impact of adoption of credit losses guidance	—	—	—	—	—	—	—	(144,651)	—	(144,651)
Issuance of shares to trusts upon exercise of share options	25,905,827	3	(13,379,655)	(2)	2,170,238	—	—	—	—	2,170,239
Settlement for net exercise of share options	(7,635,359)	—	—	—	(2,184,348)	—	—	—	—	(2,184,348)
Release of shares from trusts	—	—	1,802,889	—	—	—	—	—	—	—
Deemed dividends to preferred shareholders upon repurchases of convertible preferred shares	—	—	—	—	(872)	—	—	—	—	(872)
Appropriation to statutory reserves	—	—	—	—	—	9,159	—	(9,159)	—	—
Share of other comprehensive income of equity method investees	—	—	—	—	—	—	190	—	—	190
Foreign currency translation adjustments	—	—	—	—	—	—	(5,926,301)	—	—	(5,926,301)
Accretion of convertible redeemable non-controlling interests to redemption value	—	—	—	—	(165,047)	—	—	—	—	(165,047)
Net loss	—	—	—	—	—	—	—	(10,514,498)	(93,040)	(10,607,538)
Balance as of December 31, 2020	124,067,444	16	(15,535,936)	(2)	12,177,849	16,503	(2,001,200)	(86,411,179)	83,515	(76,134,498)

DIDI GLOBAL INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT) (Continued)

(Amounts in thousands, except for share and per share data)

							Accumulated
	Class A and Class B				Additional		Other		Non‑	Total
	Ordinary Shares		Treasury Shares		paid‑in	Statutory	Comprehensive	Accumulated	controlling	shareholders’
	Shares	Amount	Shares	Amount	capital	reserves	(loss) income	deficit	interests	equity (deficit)
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2021	124,067,444	16	(15,535,936)	(2)	12,177,849	16,503	(2,001,200)	(86,411,179)	83,515	(76,134,498)
Share-based compensation	—	—	—	—	24,654,583	—	—	—	—	24,654,583
Share-based awards granted to employees of an equity investee	—	—	—	—	178,506	—	—	—	—	178,506
Issuance of ordinary shares in connection with initial public offering, net of issuance cost	79,200,000	10	—	—	28,033,096	—	—	—	—	28,033,106
Conversion of convertible preferred shares to ordinary shares in connection with initial public offering	933,349,567	121	(42,057)	—	189,838,858	—	—	—	—	189,838,979
Issuance of shares to trusts upon exercise of share options	78,257,584	10	(68,616,887)	(9)	91	—	—	—	—	92
Settlement for net exercise of share options	(8,324,699)	(1)	—	—	(2,591,520)	—	—	—	—	(2,591,521)
Release of shares from trusts	—	—	60,976,302	8	(8)	—	—	—	—	—
Repurchase of ordinary shares	(697,470)	—	—	—	(219,003)	—	—	—	—	(219,003)
Share of other comprehensive loss of equity method investees	—	—	—	—	—	—	(4,811)	—	—	(4,811)
Foreign currency translation adjustments	—	—	—	—	—	—	(1,593,734)	—	—	(1,593,734)
Accretion of convertible redeemable non-controlling interests to redemption value	—	—	—	—	(687,617)	—	—	—	—	(687,617)
Repurchase of non-controlling interests	—	—	—	—	—	—	—	—	(20,000)	(20,000)
Net loss	—	—	—	—	—	—	—	(49,343,664)	9,086	(49,334,578)
Appropriation to statutory reserves	—	—	—	—	—	11,414	—	(11,414)	—	—
Balance as of December 31, 2021	1,205,852,426	156	(23,218,578)	(3)	251,384,835	27,917	(3,599,745)	(135,766,257)	72,601	112,119,504

DIDI GLOBAL INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT) (Continued)

(Amounts in thousands, except for share and per share data)

							Accumulated
	Class A and Class B				Additional		Other		Non‑	Total
	Ordinary Shares		Treasury Shares		paid‑in	Statutory	Comprehensive	Accumulated	controlling	shareholders’
	Shares	Amount	Shares	Amount	capital	reserves	(loss) income	deficit	interests	equity (deficit)
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2022	1,205,852,426	156	(23,218,578)	(3)	251,384,835	27,917	(3,599,745)	(135,766,257)	72,601	112,119,504
Issuances of ordinary shares pursuant to share incentive plan	20,917,324	3	(20,917,324)	(3)	—	—	—	—	—	—
Share-based compensation	—	—	—	—	3,424,049	—	—	—	—	3,424,049
Share-based awards granted to employees of an equity investee	—	—	—	—	47,421	—	—	—	—	47,421
Issuance of ordinary shares in connection with exercise of share opions and vesting of restricted shares and RSUs	—	—	8,695,424	1	7,525	—	—	—	—	7,526
Shares withheld related to net share settlement	—	—	(2,756,641)	—	(275,479)	—	—	—	—	(275,479)
Release of shares withheld	—	—	1,444,050	—	147,102	—	—	—	—	147,102
Release of shares from trusts	—	—	6,937,306	1	(1)	—	—	—	—	—
Share of other comprehensive loss of equity method investees	—	—	—	—	—	—	(12,617)	—	—	(12,617)
Foreign currency translation adjustments	—	—	—	—	—	—	4,585,505	—	—	4,585,505
Accretion of convertible redeemable non-controlling interests to redemption value	—	—	—	—	(898,649)	—	—	—	—	(898,649)
Repurchase of convertible redeemable non-controlling interests	—	—	—	—	15,764	—	—	—	—	15,764
Repurchase of non-controlling interests	—	—	—	—	(28,023)	—	—	—	(4,827)	(32,850)
Appropriation to statutory reserves	—	—	—	—	—	41,411	—	(41,411)	—	—
Net loss	—	—	—	—	—	—	—	(23,783,321)	810	(23,782,511)
Balance as of December 31, 2022	1,226,769,750	159	(29,815,763)	(4)	253,824,544	69,328	973,143	(159,590,989)	68,584	95,344,765
Balance as of December 31, 2022 (US$)	1,226,769,750	23	(29,815,763)	(1)	36,801,100	10,052	141,092	(23,138,518)	9,944	13,823,692

DIDI GLOBAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except for share and per share data)

	For the Year Ended December 31
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
				(Note 3.6)
Cash flows from operating activities:
Net loss	(10,607,538)	(49,334,578)	(23,782,511)	(3,448,140)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Share‑based compensation	3,413,292	24,654,583	3,424,049	496,440
Depreciation and amortization	5,269,089	6,045,283	5,143,105	745,680
Allowances for credit losses	684,795	1,260,356	1,062,265	154,014
Interest income and investment loss (income), net	(2,634,106)	263,814	5,524,730	801,011
Impairment loss for equity investments accounted for using Measurement Alternative	1,022,098	—	18,540	2,688
Loss (income) from equity method investments, net	1,057,427	475,851	(35,854)	(5,198)
Loss (income) on disposal of property and equipment, net and other assets	81,780	289,677	(279,920)	(40,585)
Impairment of goodwill and intangible assets acquired from business combination	—	2,789,321	—	—
Impairment of property and equipment and other assets	896,071	2,303,403	26,801	3,886
Deferred income taxes, net	(473,704)	(391,477)	(166,176)	(24,093)
Foreign exchange loss (gain)	(1,055,139)	(116,289)	1,406,338	203,900
Accretion of discount on short‑term and long‑term borrowings and others	52,759	114,864	83,677	12,132
Changes in operating assets and liabilities:
Accounts and notes receivable	(477,036)	(713,034)	(239,034)	(34,657)
Amounts due from related parties	(59,699)	68,372	53,184	7,711
Prepayments, receivables and other current assets	(903,360)	(777,739)	(33,803)	(4,901)
Operating lease right‑of‑use assets	(507,201)	96,318	(62,176)	(9,015)
Other non‑current assets	112,286	(1,152,538)	356,352	51,666
Accounts and notes payable	1,225,952	(1,080,270)	(1,164,397)	(168,822)
Amounts due to related parties	194,498	(42,561)	(11,453)	(1,661)
Deferred revenue and customer advances	195,672	(366,141)	19,055	2,763
Accrued expenses and other current liabilities	3,141,307	2,343,141	(989,727)	(143,497)
Operating lease liabilities	484,165	(139,512)	45,468	6,592
Other non‑current liabilities	24,214	(4,704)	47,178	6,840
Net cash provided by (used in) operating activities	1,137,622	(13,413,860)	(9,554,309)	(1,385,246)
Cash flows from investing activities:
Purchase of property and equipment and intangible assets	(5,799,097)	(6,620,191)	(2,553,788)	(370,264)
Proceeds from disposal of property and equipment and intangible assets	8,950	187,259	698,263	101,239
Purchase of long‑term investments	(775,455)	(2,006,985)	(109,101)	(15,818)
Proceeds from disposal of long‑term investments	45,828	3,381,019	84,865	12,304
Purchase of long-term time deposits and debt investments started as amortised cost	(2,974,779)	(1,105,400)	(7,752,153)	(1,123,957)
Purchase of other investment securities	—	(20,408,593)	(2,139,063)	(310,135)
Proceeds from disposal of investment securities and other investments	6,740,451	88,868	599,258	86,884
Purchase of short‑term investments	(68,645,911)	(12,945,705)	(25,689,003)	(3,724,555)
Proceeds from maturities of short‑term investments	71,021,617	37,778,943	25,165,694	3,648,683
Loan receivable originated from related parties	—	(389,988)	(34,500)	(5,002)
Cash received from loan repayments of related parties	—	6,106,358	1,515	220
Loan receivable originated from third parties	(6,496,009)	(15,063,874)	(14,683,006)	(2,128,836)
Cash received from loan repayments of third parties	4,928,082	12,736,307	13,568,733	1,967,281
De-consolidation of Chengxin	—	(593,334)	—	—
Cash proceeds from distribution of Chengxin	—	—	1,814,176	263,031
Net cash provided by (used in) investing activities	(1,946,323)	1,144,684	(11,028,110)	(1,598,925)

DIDI GLOBAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Amounts in thousands, except for share and per share data)

	For the Year Ended December 31
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
				(Note 3.6)
Cash flows from financing activities:
Proceeds from short-term borrowings and long‑term borrowings	7,009,277	7,871,821	3,821,492	554,064
Repayments of short-term borrowings and long‑term borrowings	(976,886)	(7,235,716)	(7,026,465)	(1,018,742)
Repurchase of non-controlling interest and convertible redeemable non-controlling interest	—	(20,000)	(141,889)	(20,572)
Proceeds from issuance of ordinary shares upon initial public offering, net of issuance cost	—	28,033,106	—	—
Proceeds from issuance of convertible redeemable non‑controlling interest and convertible non‑controlling interest, net of issuance cost	3,280,069	9,192,838	—	—
Repurchase of convertible preferred shares and ordinary shares	(12,389)	(206,169)	—	—
Taxes paid related to net exercise of share-based awards	(14,110)	(2,375,663)	(271,395)	(39,349)
Proceeds from release of shares withheld and exercise of share options	—	—	150,792	21,863
Other financing activities	(11,911)	(68,735)	(77,891)	(11,292)
Net cash provided by (used in) financing activities	9,274,050	35,191,482	(3,545,356)	(514,028)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(514,434)	(571,973)	1,823,244	264,346
Net increase (decrease) in cash and cash equivalents and restricted cash	7,950,915	22,350,333	(22,304,531)	(3,233,853)
Cash and cash equivalents at the beginning of the year	12,790,790	19,372,084	43,429,717	6,296,717
Restricted cash at the beginning of the year	889,034	2,258,655	551,355	79,939
Cash and cash equivalents and restricted cash at the beginning of the year	13,679,824	21,630,739	43,981,072	6,376,656
Cash and cash equivalents at the end of the year	19,372,084	43,429,717	20,855,252	3,023,727
Restricted cash at the end of the year	2,258,655	551,355	821,289	119,076
Cash and cash equivalents and restricted cash at the end of the year	21,630,739	43,981,072	21,676,541	3,142,803
Net increase (decrease) in cash and cash equivalents and restricted cash	7,950,915	22,350,333	(22,304,531)	(3,233,853)
Supplemental disclosure of cash flow information
Cash paid for interest expenses	(88,149)	(251,853)	(160,639)	(23,290)
Cash paid for income tax expenses	(158,082)	(331,488)	(484,790)	(70,288)
Supplemental schedule of non‑cash investing and financing activities
Changes in payables related to property and equipment and intangible assets	1,732,222	1,048,022	335,032	48,575

DIDI GLOBAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and par value)

1. Organization and principal activities

DiDi Global Inc. (the “Company”), previously named Xiaoju Science and Technology Limited, was incorporated under the laws of the Cayman Islands on January 11, 2013 and is primarily engaged in operating its global mobility technology platform that provides a range of mobility services as well as other services in the People’s Republic of China (“PRC” or “China”) and across overseas countries including Brazil, Mexico, etc. through its consolidated subsidiaries, variable interest entities (“VIE”s) and VIEs’ subsidiaries (collectively, the “Group”).

The Company’s major subsidiaries, VIEs and VIEs’ subsidiaries are described as follows:

	Country/Place	Percentage of direct or
	and	indirect
	date of	economic benefits ownership
	incorporation/	December 31,
Companies	establishment	2021	2022
Major Subsidiaries
Marvelous Yarra Limited	BVI March 20, 2017	100%	100%
Holly Universal Limited	BVI, January 6, 2017	100%	100%
DiDi (HK) Science and Technology Limited	Hong Kong, August 2, 2013	100%	100%
Xiaoju Science and Technology (Hong Kong) Limited	Hong Kong, January 29, 2013	100%	100%
Beijing DiDi Infinity Technology and Development Co., Ltd.	PRC, May 6, 2013	100%	100%

Major VIEs (Including VIEs’ Subsidiaries)
Beijing Xiaoju Science and Technology Co., Ltd.	PRC, July 10, 2012	100%	100%
DiDi Chuxing Science and Technology Co., Ltd.	PRC, July 29, 2015	100%	100%
Beijing DiDi Chuxing Technology Co., Ltd.	PRC, December 5, 2018	100%	100%

DIDI GLOBAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except for share and par value)

2. Variable interest entities

Due to the restrictions imposed by PRC laws and regulations on foreign ownership of companies engaged in value-added telecommunication services and certain other internet-based businesses, the Group operates its platforms and other restricted business in the PRC through certain PRC domestic companies, whose equity interests are held by nominee shareholders including certain management members of the Group (“Nominee Shareholders”). The Company and its subsidiaries enter into a series of contractual agreements, including power of attorney, exclusive option agreements, exclusive business cooperation agreements, equity pledge agreements, and other operating agreements, with these PRC domestic companies and their respective Nominee Shareholders. These contractual agreements can be extended at the relevant PRC subsidiaries’ options prior to the expiration date. As a result, the Company (i) has the power to direct activities of the VIEs that most significantly impact their economic performance, (ii) has the right to receive economic benefits from these PRC domestic companies that could potentially be significant to them. Management concluded that these PRC domestic companies are VIEs of the Company, of which certain PRC subsidiaries of the Company are considered the primary beneficiary for accounting purposes. As such, the Group consolidated the financial results of these PRC domestic companies and their subsidiaries in the Group’s consolidated financial statements under U.S. GAAP. Refer to Note 3.2 to the consolidated financial statements for the basis of consolidation.

The following is a summary of the major contractual agreements (collectively, “Contractual Agreements”) that the Company, through its subsidiaries, entered into with the PRC domestic companies and their respective Nominee Shareholders:

a Contractual agreements with VIEs

Power of Attorney

Pursuant to the power of attorney agreements among the Wholly Foreign Owned Enterprises (“WFOE”s), the VIEs and their respective Nominee Shareholders, each Nominee Shareholder of the VIEs irrevocably undertakes to appoint the WFOE, as the attorney-in-fact to exercise all of the rights as a shareholder of the VIEs, including, but not limited to, the right to convene and attend shareholders’ meeting, vote on any resolution that requires a shareholder vote, such as appoint or remove directors and other senior management, and other voting rights pursuant to the articles of association (subject to the amendments) of the VIEs. Each power of attorney agreement is irrevocable and remains in effect as long as the Nominee Shareholder continues to be a shareholder of the VIEs. Unless otherwise required by PRC Laws, none of the VIEs or their respective Nominee Shareholders can unilaterally terminate this agreement.

Exclusive Option Agreements

Pursuant to the exclusive option agreements among WFOEs, the VIEs and their respective Nominee Shareholders, the Nominee Shareholders granted WFOEs exclusive right to purchase, when and to the extent permitted under PRC law, all or part of the equity interests from shareholders of VIEs. The exercise price for the options to purchase all or part of the equity interests shall be the minimum amount of consideration permissible under then applicable PRC law. The agreements will remain effective until all the equity interest in VIEs held by their respective shareholders have been transferred or assigned to WFOEs and/or any other person designated by WFOEs, or remain effective for a specified period as agreed by the parties which can be extended unilaterally by WFOEs. Unless otherwise required by PRC Laws, the VIEs or their respective Nominee Shareholders shall not unilaterally terminate this agreement.

DIDI GLOBAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except for share and par value)

2. Variable interest entities (Continued)

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

Part of the Group’s business is conducted through the VIEs of the Group, of which certain PRC subsidiaries of the Company are considered the primary beneficiary for accounting purposes. The Company has concluded that (i) the ownership structure of the VIEs is not in violation of any applicable PRC laws or regulations currently in effect and (ii) each of the VIE Contractual Agreements is valid, binding and enforceable in accordance with their terms and applicable PRC laws or regulations currently in effect, and does not result in any violation of the applicable PRC laws or regulations currently in effect. However, the Group has been further advised by its PRC legal counsel that uncertainty remains because current PRC laws and regulations were recently promulgated and how they will be interpreted or implemented depends on the implementation rules to be promulgated by the relevant regulators, and further, that there are uncertainties due to possible future changes in PRC laws and regulations. As a result, the Company may be unable to consolidate the VIEs and VIEs’ subsidiaries in the consolidated financial statements.

DIDI GLOBAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except for share and par value)

2. Variable interest entities (Continued)

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

If the PRC government otherwise finds that the Group in violation of any existing or future PRC laws or regulations or lacks the necessary permits or licenses to operate the business, the Group’s relevant PRC regulatory authorities could:

●	revoke the business licenses and/or operating licenses of the Group’s PRC entities;
●	impose fines;
●	confiscate any income that they deem to be obtained through illegal operations, or impose other requirements with which the Group may not be able to comply;
●	discontinue or place restrictions or onerous conditions on the Group’s operations;
●	place restrictions on the right to collect revenues;
●	shut down the Group’s servers or block the Group’s mobile app;
●	require the Group to restructure ownership structure or operations, including terminating the contractual arrangements with the VIEs and deregistering the equity pledges of the VIEs, which in turn would affect the ability to consolidate the financial results of and derive economic interests from the VIEs and their subsidiaries;
●	restrict or prohibit the use of the proceeds from financing activities to finance the business and operations of the VIEs and their subsidiaries; or
●	take other regulatory or enforcement actions that could be harmful to the Group’s business.

DIDI GLOBAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except for share and par value)

2. Variable interest entities (Continued)

The imposition of any of these penalties may result in a material and adverse effect on the Group’s ability to conduct the Group’s business. In addition, if the imposition of any of these penalties causes the Group to lose the rights to direct the activities of the VIEs or the right to receive its economic benefits, the Group would no longer be able to consolidate the VIEs. The management believes that the likelihood for the Group to lose such ability is remote based on current facts and circumstances. However, the interpretation and implementation of the laws and regulations in the PRC and their application to an effect on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the Group herein in respect of the legality, binding effect and enforceability of each of the contractual arrangements. Meanwhile, since the PRC legal system continues to rapidly evolve, it may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies, which may limit legal protections available to the Group to enforce the contractual arrangements should the VIEs or the Nominee Shareholders of the VIEs fail to perform their obligations under those arrangements. The enforceability, and therefore the benefits, of the contractual agreements between the Company and the VIEs depend on Nominee Shareholders enforcing the contracts. There is a risk that Nominee shareholders of VIEs, who in some cases are also shareholders of the Company may have conflict of interests with the Company in the future or fail to perform their contractual obligations. Given the significance and importance of the VIEs, there would be a significant negative impact to the Company if these contracts were not enforced.

The Group’s operations depend on the VIEs to honor their contractual agreements with the Group. The Company’s ability to direct activities of the VIEs that most significantly impact their economic performance and the Company’s right to receive the economic benefits that could potentially be significant to the VIEs depend on the authorization by the shareholders of the VIEs to exercise voting rights on all matters requiring shareholder approval in the VIEs. The Company believes that the agreements on authorization to exercise shareholder’s voting power are enforceable against each party thereto in accordance with their terms and applicable PRC laws or regulations currently in effect and the possibility that it will no longer be able to consolidate the VIEs as a result of the aforementioned risks and uncertainties is remote.

c Summary financial information of the Group’s VIEs (inclusive of VIEs’ subsidiaries)

In accordance with VIE Contractual Agreements, the Company (1) has the power to direct activities of the VIEs that most significantly impact their economic performance, and (2) has the right to receive economic benefits from the VIEs that could potentially be significant to them. Accordingly, certain PRC subsidiaries of the Company are considered the primary beneficiaries of the VIEs and their subsidiaries for accounting purposes, and the Company has consolidated the financial results of these companies in its consolidated financial statements under U.S. GAAP. Therefore, the Company considers that there are no assets in the VIEs that can be used only to settle obligations of the VIEs, except for the registered capital of the VIEs amounting to approximately RMB13,444,434 and RMB14,357,869 as of December 31, 2021 and 2022, as well as certain non-distributable statutory reserves amounting to approximately RMB23,808 and RMB64,034 as of December 31, 2021 and 2022. As the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors normally do not have recourse to the general credit of the Company for the liabilities of the VIEs. There is currently no contractual arrangement that would force the Company to provide additional financial support to the VIEs. As the Group is conducting certain business in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

The VIEs hold assets with no carrying value in the consolidated balance sheet that are important to the Company’s ability to produce revenue (referred to as unrecognized revenue-producing assets). Unrecognized revenue-producing assets held by the VIEs include online ride hailing operation permits for certain cities, Internet Content Provision License (“ICP licenses”), certain value-added telecommunications service licenses for internet data center services, etc, the domain names of didiglobal.com and so on. Recognized revenue-producing assets including non-compete agreements, patents and trademark which were acquired through the previous acquisitions are held by WFOEs or other subsidiaries.

DIDI GLOBAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except for share and par value)

2. Variable interest entities (Continued)

The following tables set forth the financial statement balances and amounts of the VIEs and their subsidiaries included in the consolidated financial statements after the elimination of intercompany balances and transactions among VIEs and their subsidiaries within the Group.

	As of December 31
	2021	2022
	RMB	RMB
Cash and cash equivalents	18,499,058	5,558,835
Restricted cash	108,223	739,355
Short‑term investments	764,343	2,911,180
Accounts and notes receivable, net	1,622,379	1,353,038
Loans receivable, net	1,426,244	2,073,477
Amounts due from the Company and its subsidiaries	20,730,377	29,306,180
Investment securities and other investments	4,708,537	2,215,533
Long-term investments, net	3,064,399	3,225,203
Property and equipment, net	349,510	273,753
Intangible assets, net	514,838	462,485
Other assets, net	1,329,105	1,275,757
Total assets	53,117,013	49,394,796
Short‑term borrowings	824,964	199,807
Accounts and notes payable	3,706,079	2,672,716
Amounts due to the Company and its subsidiaries	58,675,506	63,721,620
Operating lease liabilities	238,261	274,150
Other liabilities	6,094,576	4,735,651
Total liabilities	69,539,386	71,603,944
Shareholders’ deficit of VIEs	(16,422,373)	(22,209,148)
Total liabilities and shareholders’ deficit of VIEs	53,117,013	49,394,796

DIDI GLOBAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except for share and par value)

2. Variable interest entities (Continued)

	For the Year Ended December 31
	2020	2021	2022
	RMB	RMB	RMB
Inter-company revenues	1,067,752	1,708,159	1,495,026
Third-party revenues	136,817,570	166,603,236	130,742,593
Total revenues	137,885,322	168,311,395	132,237,619
Inter-company costs and expenses	(12,895,784)	(15,320,699)	(16,377,269)
Third-party costs and expenses	(127,117,980)	(158,286,885)	(116,770,993)
Total costs and expenses	(140,013,764)	(173,607,584)	(133,148,262)
Loss from operations	(2,128,442)	(5,296,189)	(910,643)
Income (loss) from non-operations	1,652,386	(358,813)	698,053
Loss before income tax expenses	(476,056)	(5,655,002)	(212,590)
Income tax expenses	(66,808)	(302,047)	(84,799)
Net loss	(542,864)	(5,957,049)	(297,389)
Net loss attributable to DiDi Global Inc.	(542,864)	(5,957,049)	(297,389)

	For the Year Ended December 31
	2020	2021	2022
	RMB	RMB	RMB
Net cash used in inter-company transactions	(13,313,253)	(1,212,002)	(7,569,411)
Net cash provided by operating activities with external parties	13,972,703	2,843,996	12,197,839
Net cash provided by operating activities	659,450	1,631,994	4,628,428
Net cash provided by investing activities with subsidiaries	2,785,392	—	—
Net cash provided by (used in) investing activities with external parties	(3,627,564)	2,688,546	(438,285)
Net cash provided by (used in) investing activities	(842,172)	2,688,546	(438,285)
Inter-company loans financing from subsidiaries	1,003,320	10,921,871	1,950,000
Inter-company loans repayments to subsidiaries	(1,000,000)	(3,000,000)	(17,812,066)
Net cash provided by (used in) financing activities with external parties	4,034,180	(3,416,265)	(637,168)
Net cash provided by (used in) financing activities	4,037,500	4,505,606	(16,499,234)

DIDI GLOBAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except for share and par value)

3. Summary of significant accounting policies

3.1 Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

3.2 Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIEs and VIEs’ subsidiaries for which the Company is considered the ultimate primary beneficiary for accounting purposes.

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

A VIE is an entity in which the Company’s subsidiary, through contractual arrangements, has the power to direct activities of the VIEs that most significantly impact their economic performance, and has the right to receive economic benefits from the VIEs that could potentially be significant to them, and therefore the Company is considered the ultimate primary beneficiary of the entity for accounting purposes.

All transactions and balances among the Company, its subsidiaries, the VIEs and VIEs’ subsidiaries have been eliminated upon consolidation. The results of subsidiaries and VIEs acquired or disposed of during the year are recorded in the consolidated statements of comprehensive loss from the effective dates of acquisition or up to the effective dates of disposal, as appropriate.

3.3 Impact of the COVID-19 pandemic

The COVID-19 pandemic starting in January 2020 had an adverse impact on the Group’s business and operations including reduced demand for China Mobility and International business. During 2021, China also experienced upticks in cases that have prompted selective restrictions in the affected regions at various times. In 2022, there have been the resurgence of the COVID-19 pandemic, especially in the second and fourth quarter. As a result, the Group’s operating and financial performance for China Mobility have been adversely affected. Starting in December 2022, most of the travel restrictions and quarantine requirements in China were lifted.

The extent to which the COVID-19 pandemic impacts the Group’s future business, results of operations, financial position and cash flows will depend on future developments which are highly uncertain, unpredictable and beyond the Group’s control, including the severity of the disease, the duration of the outbreak, additional actions that may be taken by governmental authorities, the further impact on the business of drivers, riders, and business partners. The Group will continue to evaluate the nature and extent of the impact of the COVID-19 pandemic to its future business, results of operations, financial condition and liquidity.

As part of the Chinese government’s effort to ease the burden of business affected by the COVID-19 pandemic, the Ministry of Human Resources and Social Security, the Ministry of Finance and the State Taxation Administration temporarily reduced or exempted contributions to the government-mandated employee welfare benefit plans from February 2020 to December 2020. In addition, the Ministry of Finance and the State Taxation Administration temporarily exempted VAT on revenues derived from the provision of public transportation services in the PRC from January 2020 to March 2021 and from January 2022 to December 2022, respectively.

DIDI GLOBAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except for share and par value)

3. Summary of significant accounting policies (Continued)

3.4 Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods.

The Group believes that (i) revenue recognition, (ii) assessment for impairment of goodwill, long-lived assets, intangible assets, (iii) determination of the estimated useful lives of long-lived assets, (iv) fair value of short-term, long-term investments and other financial instruments, (v) provision for credit losses of time deposits, accounts and notes receivable, loans receivable, contract assets, finance lease receivables and other receivables, (vi) determination of the fair value of ordinary shares, (vii) valuation and recognition of share based compensation expenses, (viii) provision for income tax and realization of deferred tax assets reflect the more significant judgments and estimates used in the preparation of its consolidated financial statements. These estimates are inherently subject to judgment and actual results could differ from those estimates.

The Group considered the impacts of the COVID-19 pandemic on the assumptions and inputs supporting certain of these estimates, assumptions and judgments. The level of uncertainties and volatilities in the global financial markets and economies resulting from the pandemic related to the impacts of the COVID-19 pandemic means that these estimates may change in future periods, as new events occur and additional information is obtained.

Based on current assessment of these estimates, the Group did not identify additional impairment related to its goodwill or other long-lived assets except for the impairment charges described in Notes 11, 14 and 27 for the years ended December 31, 2020, 2021 and 2022, respectively.

3.5 Functional currency and foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its subsidiaries incorporated in the Cayman Islands and BVI is United States dollars (“US$”). The functional currency of its subsidiaries incorporated in Hong Kong is HongKong dollar (“HK$”) or US$. The functional currency of the PRC entities in the Group is RMB. The Company’s subsidiaries with operations in other jurisdictions generally use their respective local currencies as their functional currencies. The determination of the respective functional currency is based on the criteria of Accounting Standards Codification (“ASC”) 830, Foreign Currency Matters.

Transactions denominated in currencies other than functional currency are translated into functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded as other income (loss), net in the consolidated statements of comprehensive loss. The foreign exchange gain amounted to RMB1,156,606 and RMB70,265 for the years ended December 31, 2020 and 2021, respectively; and the foreign exchange loss amounted to RMB1,387,541 for the year ended December 31, 2022, which was mainly caused by the depreciation of RMB against US$ or HK$ for the financial assets denominated in RMB held by the Company and its subsidiaries incorporated in the Cayman Islands, BVI and Hong Kong.

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

DIDI GLOBAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except for share and par value)

3. Summary of significant accounting policies (Continued)

3.6 Convenience translation

Translations of the consolidated balance sheets, consolidated statements of comprehensive loss and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2022 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.8972, representing the index rates stipulated by the federal reserve board/the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 30, 2022. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 30, 2022, or at any other rate.

3.7 Fair value measurement

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

DIDI GLOBAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except for share and par value)

3. Summary of significant accounting policies (Continued)

3.8 Cash and cash equivalents

Cash and cash equivalents represent cash on hand, time deposits and highly liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal for use, and which have original maturities less than three months. As of December 31, 2021 and 2022, cash held in accounts managed by online payment platforms such as Alipay and WeChat Pay amounted to RMB2,212,704 and RMB971,925 respectively, which have been classified as cash and cash equivalents in the consolidated balance sheets.

3.9 Restricted cash and non-current restricted cash

Cash on hand, time deposits and highly liquid investments placed with banks or other financial institutions, which have original maturities less than three months, and which are restricted as to withdrawal for use or pledged as security are reported separately as restricted cash. The Group’s restricted cash is classified into current and non-current based on the length of restricted period. The Group’s restricted cash primarily represents the deposits in banks which are restricted in use.

3.10 Short-term investments

Short-term investments mainly consist of time deposits, structured notes and other investments with maturities within 12 months. Time deposits include the balances placed with the banks with original maturities over three months, but less than one year and the long-term time deposits with a maturity date within one year. The investments that are expected to be realized in cash during the next twelve months are also included in short-term investments.

The Group elected the fair value option (“FVO”) at the date of initial recognition to measure structured notes and other debt investments with variable interest rates. Changes in the fair value are reflected in the consolidated statements of comprehensive loss as investment income (loss), net.

3.11 Accounts and notes receivable, net

Accounts receivable, net represent the amounts that the Group has an unconditional right to consideration from riders, other individual customers and enterprise customers, and primarily consist of (i) unpaid fare amounts from riders, (ii) fare amounts paid by riders but not yet received by the Group, (iii) fare amounts not yet paid by enterprise customers, (iv) unpaid amounts from individual customers and enterprise customers for other services completed.

Notes receivable, net represent short-term notes receivable issued by reputable financial institutions that entitle the Group to receive the full-face amount from the financial institutions at maturity, which generally range from one to twelve months from the date of issuance.

3.12 Loans receivable, net

Loans receivable, net primarily represent micro loans the Group offers to individual borrowers who are registered as riders, end-users or drivers via the Group’s platforms, mainly with terms of three to twelve months.

Measurement of loans receivable

Loans receivable are measured at amortized cost and reported on the consolidated balance sheets at outstanding principal and accrued interest receivable adjusted for allowances for credit losses as the Group undertakes substantially all the risks and rewards for such loans offered.

DIDI GLOBAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except for share and par value)

3. Summary of significant accounting policies (Continued)

Accrued interest receivable

Accrued interest income on loans receivable is calculated based on the contractual interest rate of the loan and recorded as revenue in Other Initiatives as earned in the consolidated statements of comprehensive loss. Generally, loans receivable are impaired and placed on non-accrual status upon reaching 90 days past due. When a loan receivable is placed on non-accrual status, the Group stops accruing interest and reverses all accrued but unpaid interest as of such date. Cash payment received on non-accrual loans receivable would be first applied to any unpaid principal and late payment fees, if any, before recognizing interest income.

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

3.13 Short-term and long-term finance lease receivables, net

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

3. Summary of significant accounting policies (Continued)

3.14 Expected credit losses

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

All forward-looking statements are, by their nature, subject to risks and uncertainties, many of which are beyond the Group’s control. The Group updated the model based on various macroeconomic and market data and took the latest available information into consideration.

3.15 Investment securities and other investments

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

Debt investments

Debt investments are accounted for at amortized cost or under the fair value option. The Group has elected the fair value option for certain debt investments primarily consisting of convertible bonds and structured notes with maturities of over one year. The fair value option permits the irrevocable election on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The investments accounted for under the fair value option are carried at fair value with realized or unrealized gains (losses) recorded as investment income (loss), net in the consolidated statements of comprehensive loss.

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

3. Summary of significant accounting policies (Continued)

3.16 Long-term investments

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

3. Summary of significant accounting policies (Continued)

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

Under the equity method, the Group initially records its investment at cost and subsequently records its share of the results of the equity investees within a one quarter in arrears basis. The excess of the carrying amount of the investment over the underlying equity in net assets of the equity investee generally represents goodwill and intangible assets acquired. The Group subsequently adjusts the carrying amount of the investment to recognize the Group’s proportionate share of each equity investee’s net income or loss into the consolidated statement of comprehensive loss and recognizes its share of post-acquisition movements in accumulated other comprehensive income (loss) as a component of shareholders’ equity (deficit). When the Group’s share of losses in the equity investees equals or exceeds its interest in the equity investee, the Group does not recognize further losses, unless the Group has incurred obligations or made payments or guarantees on behalf of the equity investee, or the Group holds other investments in the equity investee.

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

The Group elected to apply the fair value option to the investments in ordinary shares of Chengxin Technology Inc. (“Chengxin”) upon the closing of the deconsolidation of Chengxin,for which the equity method otherwise would be required. Refer to Note 4 Financing transaction of Chengxin for further information.

DIDI GLOBAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except for share and par value)

3. Summary of significant accounting policies (Continued)

3.17 Property and equipment, net

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

3. Summary of significant accounting policies (Continued)

3.18 Intangible assets, net

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
*

An acquired online payment license is considered to be an indefinite live and is carried at cost less any subsequent impairment loss. The Group is required to apply for the renewal of the license issued from government authorities each five years and the Group considered that, based on regulatory precedent, there were no practical difficulties in the renewal process according to the industry practice, thus providing the basis for the indefinite life assumption.

3.19 Impairment of long-lived assets other than goodwill

Long-lived assets including property and equipment, intangible assets and other non-current assets other than goodwill are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets that management expects to hold or use is based on the amount by which the carrying value exceeds the fair value of the asset. Judgment is used in estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of the long-live assets’ fair value. Refer to Note 11- Property and equipment, net and Note 13-Intangible assets, net for further information.

DIDI GLOBAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except for share and par value)

3. Summary of significant accounting policies (Continued)

3.20 Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in a business combination.

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis, and between annual tests when an event occurs, or circumstances change that could indicate that the asset might be impaired. The Group first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. If the Group decides, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss equal to the difference will be recorded. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. The Group performs goodwill impairment testing at the reporting unit level on December 31 annually and more frequently if indicators of impairment exist. Nil, RMB2,501,100 and nil of impairment loss of goodwill was recognized for the years ended December 31, 2020 and 2021 and 2022, respectively. Refer to Note 14- Goodwill for further information.

3.21 Leases

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

DIDI GLOBAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except for share and par value)

3. Summary of significant accounting policies (Continued)

3.22 Short-term and long-term borrowings

Borrowings are initially recognized at fair value, net of upfront fees incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method.

3.23 Statutory reserves

In accordance with the relevant regulations and their articles of association, subsidiaries of the Group incorporated in the PRC are required to allocate at least 10% of their after-tax profit determined based on the PRC accounting standards and regulations to the general reserve until the reserve has reached 50% of the relevant subsidiary’s registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the respective company. These reserves can only be used for specific purposes and are not transferable to the Group in the form of loans, advances or cash dividends. For the years ended December 31, 2020, 2021 and 2022, appropriations to the general reserve amounted to RMB9,159, RMB11,414 and RMB41,411, respectively. No appropriations to the enterprise expansion fund or staff welfare and bonus fund have been made by the Group.

3.24 Revenue recognition

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

China Mobility

The Group generates revenues from providing a variety of mobility services through its mobility platform in the PRC (“China Mobility Platform”). The Group’s revenues from its ride hailing services in the PRC presented on a gross basis accounted for more than 97% of the total revenues from China Mobility for the years ended December 31, 2020, 2021, and 2022, respectively. The Group also generates revenues from providing other mobility services such as taxi hailing, chauffeur and other services in the PRC.

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

3. Summary of significant accounting policies (Continued)

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

●	Taxi hailing and chauffeur services in the PRC

The Group provides a variety of other services on its China Mobility Platform, mainly including taxi hailing and chauffeur services. The Group considers itself as the agent for taxi hailing and chauffeur services and recognizes agency revenue earned from the service providers such as taxi drivers and chauffeur service providers.

International

The Group derives its international revenues principally from ride hailing services in overseas countries, including Brazil and Mexico. The Group also generates revenues from food delivery services in overseas countries.

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

The Group considers itself as an agent for ride hailing services provided through its Overseas Mobility Platform because the Group does not control the services provided by drivers to riders as 1) the Group does not obtain control of the drivers’ services prior to its transfer to the riders; 2) the Group does not have the power to direct drivers to perform the service on its behalf; and 3) the Group does not integrate services provided by drivers with the Group’s other services and then provide them to riders. Another indicator of the Group being the agent is that the drivers are obligated to fulfill the promise to provide the ride services according to the service agreements entered into between drivers and riders.

DIDI GLOBAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except for share and par value)

3. Summary of significant accounting policies (Continued)

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

The Group enters into rental agreements with the users at the inception of each trip. The Group is responsible for providing access to the bikes and e-bikes over the user’s desired period of use. The Group derives a majority of the revenues from rental agreements, which are classified as operating leases as defined within ASC 842, and records the rental payments received as revenues upon the completion of each trip.

●	Certain energy and vehicle services

Certain energy and vehicle services mainly include leasing business that the Group carries out itself, refueling and charging businesses.

The Group mainly provides operating lease services by leasing self-owned vehicles to drivers through its platform. The Group generally considers itself to be the accounting lessor, as applicable, in these arrangements in accordance with ASC 842. Revenues from these services is recognized on a straight line basis over the lease period.

The Group considers itself as the agent for refueling and charging services and recognizes agency revenue primarily from its services contracts with gas stations or charging stations upon the completion of a refueling or charging order.

●	Financial services

The financial services revenues mainly include interest income from micro loans services and loan intermediary services fees. The Group generates interest income from its loan receivables by applying the effective interest method in accordance with ASC 310 in micro loans services. When a loan receivable is placed on non accrual status, the Group stops accruing interest and reverses all accrued but unpaid interest as of such date, as detailed in 3.12. The Group also matches the borrowers and the lenders and earns loan intermediary service fees directly from the lenders based on the contractual agreements. A majority of the revenue derived from loan intermediary services is recognized at a point in time upon the successful matching of the borrowing requests from the borrowers with the lenders.

●	Others

The Group provides a variety of other initiatives services on its platform, including intra-city freight and other services. The Group generally recognizes revenues when services are provided to its customers.

DIDI GLOBAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except for share and par value)

3. Summary of significant accounting policies (Continued)

Contract balances

The Group classifies its right to consideration in exchange for services transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. The Group recognizes accounts receivable in its consolidated balance sheets when it performs a service in advance of receiving consideration and it has the unconditional right to receive consideration. A contract asset is recorded when the Group has transferred services to the customer before payment is received or is due, and the Group’s right to consideration is conditional on future performance or other factors in the contract. Contract assets amounting to RMB242,231 and RMB299,095 were recorded in accounts and notes receivable, net in the consolidated balance sheets as of December 31, 2021 and 2022 respectively.

Contract liabilities are recognized if the Group receives consideration prior to satisfying the performance obligations, which typically include advance payments from ride hailing services in the PRC. Contract liabilities as of December 31, 2021 and 2022 were RMB546,003 and RMB565,058, respectively, recognized as deferred revenue and customer advances in the consolidated balance sheets. Substantially all of contract liabilities at each reporting period end are expected to be recognized as revenues during the following year. The differences between the opening and closing balances of the Group’s contract liabilities primarily result from the timing difference between the Group’s satisfaction of the performance obligation and the customer’s payment.

Incentive Programs

●	Incentives to consumers considered as customers from an accounting perspective

For China Mobility segment, riders using ride haling service, taxi drivers and chauffeur service providers are considered as the customers of the Group. For International segment, drivers providing ride hailing services, merchants and delivery persons in food delivery service are considered as the customers of the Group. For Other Initiatives segment, users in bike and e-bike sharing, lessees in leasing business that the Group carries out itself, gas stations and charging stations in energy services, borrowers in micro loans services, lenders in loan intermediary services and drivers providing intra-city freight service are generally considered as the customers of the Group.

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

3. Summary of significant accounting policies (Continued)

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

For the China Mobility segment, the end-users of taxi hailing and chauffeur service are not considered to be the customers of the Group from an accounting perspective. For International segment, in general, the riders using ride hailing services and end-users in food delivery services are not considered to be the customers of the Group from an accounting perspective. For Other Initiatives, end-users of intra-city freight services are generally not considered to be the customers of the Group from an accounting perspective.

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

DIDI GLOBAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except for share and par value)

3. Summary of significant accounting policies (Continued)

3.25 Cost of revenues

Cost of revenues, which are directly related to revenue generating transactions on the Group’s platform, primarily consists of driver earnings and driver incentives in ride hailing services of China Mobility segment, depreciation and impairment of bikes and e-bikes, vehicles, insurance cost related to service offering, payment processing charges, and bandwidth and server related costs.

3.26 Operations and support

Operations and support expenses consist primarily of personnel-related compensation expenses, including share-based compensation for the Group’s operations and support personnel, third party customer service fees, driver operation fees, other outsourcing fees and expenses related to general operations.

3.27 Sales and marketing expenses

Sales and marketing expenses consist primarily of advertising and promotion expenses, certain incentives paid to consumers not considered as customers from an accounting perspective, amortization of acquired intangible assets utilized by sales and marketing functions, and personnel related compensation expenses, including share-based compensation for the Group’s sales and marketing staff. Advertising and promotion expenses are recorded as sales and marketing expenses when incurred, and totaled RMB5,088,880, RMB5,401,408 and RMB3,297,560 for the years ended December 31, 2020, 2021 and 2022, respectively. Incentives provided to consumers amounted to RMB2,100,671, RMB7,465,226 and RMB2,778,465 for the years ended December 31, 2020, 2021 and 2022, respectively.

3.28 Research and development expenses

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

3.29 General and administrative expenses

General and administrative expenses consist primarily of personnel-related compensation expenses, including share-based compensation for the Group’s managerial and administrative staff, allowances for doubtful accounts, office rental and property management fees, professional services fees, depreciation and amortization related to assets used for managerial functions, fines and miscellaneous administrative expenses.

3.30 Government grants

Government grants are generally financial grants received from provincial and local governments for operating a business in their jurisdictions or compliance with specific policies promoted by the local governments. These grants are recognized as a reduction of specific costs and expenses for which the grants are intended to compensate. Such amounts are recognized in the consolidated statements of comprehensive loss upon receipt and when all conditions attached to the grants are fulfilled. For the years ended December 31, 2020, 2021 and 2022, government grants amounted to RMB884,102, RMB990,038 and RMB458,141 are recognized as reduction of specific costs and expenses.

DIDI GLOBAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except for share and par value)

3. Summary of significant accounting policies (Continued)

3.31 Share-based compensation

The Group accounts for share-based compensation issued to employees and non-employees in accordance with ASC 718 Compensation-Stock compensation (“ASC 718”). Generally, share-based awards are recognized as costs and expenses, except to the extent the share-based compensation is recognized in the Group’s investment income (loss), net as certain share-based awards are issued to the employees of the certain equity investee.

Share-based awards with service conditions only are measured at the grant date fair value of the awards and recognized as expenses using the graded-vesting method, net of estimated forfeitures, if any, over the requisite service period. Share-based awards that are subject to both service conditions and the occurrence of an initial public offering (“IPO”) or deemed liquidation events as performance condition are measured at the grant date fair value. Cumulative share-based compensation expenses for the awards that have satisfied the service condition were recorded on June 30, 2021, which was very close to the completion of the Group’s IPO, using the graded-vesting method. Forfeitures are estimated based on historical experience and are periodically reviewed.

The Group, with the assistance of an independent third-party valuation firm, determined fair value of share-based awards granted to employees and non-employees. Prior to the IPO, the fair value of the restricted share units (“RSUs”) was assessed using the income approach/discounted cash flow method, with a discount for lack of marketability given that the shares underlying the awards were not publicly traded at the time of grant. This assessment requires complex and subjective judgments regarding the Group’s projected financial and operating results, its unique business risks, the liquidity of its ordinary shares and its operating history and prospects at the time the grants were made. The fair value of share options is estimated on the grant date using the Binomial option pricing model. The assumptions used in share-based compensation expenses recognition represent management’s best estimates, but these estimates involve inherent uncertainties and application of management judgment. Subsequent to the completion of the Group’s IPO, the fair value of share-based awards were determined based on the market price of the Group’s publicly traded ADSs on the NYSE before its delisting in June 2022 and the Group’s ADSs have been quoted on OTC Pink under the symbol “DIDIY” thereafter, as detailed in Note 23.

According to ASC 718, a change in any of the terms or conditions of share-based awards shall be accounted for as a modification of the plan. Therefore, the Group calculates incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the fair value and other pertinent factors at the modification date. For vested options, the Group recognizes incremental compensation cost in the period the modification occurs. For unvested options, the Group recognizes, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

3.32 Segment reporting

Operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by the Group’s chief operating decision maker (“CODM”) in deciding how to allocate resources and assess performance.

The Group’s internal organizational structure and business segments are more fully described in Note 18.

DIDI GLOBAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except for share and par value)

3. Summary of significant accounting policies (Continued)

3.33 Taxation

Income taxes

Current income tax is recorded in accordance with the laws of the relevant tax jurisdictions.

The Group applies the liability method of recording income taxes in accordance of ASC Topic 740, Income Taxes (“ASC 740”), which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are provided based on temporary differences arising between the tax bases of assets and liabilities and the financial statements, using enacted tax rates that will be in effect in the period in which the differences are expected to reverse.

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

Uncertain tax positions

The Group applies the provisions of ASC 740 in accounting for uncertainty in income taxes. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold that a tax position is required to meet before being recognized in the financial statements. The Group has elected to classify interest and penalties related to an uncertain tax position (if and when required) as part of “income tax expenses” in the consolidated statements of comprehensive loss. The Group did not have any significant unrecognized uncertain tax positions or any unrecognized liabilities as of December 31, 2021 and 2022. The Group did not have any interest or penalties associated with unrecognized tax benefit for the years ended December 31, 2020, 2021 and 2022.

3.34 Employee benefits

Employees of the Group in the PRC are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefits and housing fund plans through a PRC government-mandated multiemployer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group is required to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees, and the Group’s obligations are limited to the amounts contributed with no legal obligation beyond the contributions made. Total amounts for such employee benefits, which were expensed as incurred, were RMB1,030,111, RMB1,808,321 and RMB1,940,168 for the years ended December 31, 2020, 2021 and 2022, respectively. The Group also makes payments to other defined contribution plans for the benefit of employees employed by subsidiaries outside of the PRC, and such amounts contributed for the years ended December 31, 2020, 2021 and 2022 were insignificant.

3.35 Comprehensive income (loss)

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

3. Summary of significant accounting policies (Continued)

3.36 Net loss per share

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

3.37 Treasury shares

The Group accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury shares account in shareholders’ equity (deficit). The ordinary shares with future service conditions are deemed as treasury stock and also recorded in the treasury shares account in shareholders’ equity (deficit).

3.38 Business combinations and non-controlling interests

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

3. Summary of significant accounting policies (Continued)

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

3.39 Convertible redeemable non-controlling interests and convertible non-controlling interests

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

3.40 Commitments and contingencies

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

DIDI GLOBAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except for share and par value)

3. Summary of significant accounting policies (Continued)

3.41 Significant risks and uncertainties

Cybersecurity review and apps takedown in China

On July 2, 2021, the Cybersecurity Review Office posted an announcement that the Group was subject to a cybersecurity review and that it required the Group to suspend new user registration in China during the review. On July 4 and July 9, 2021, the CAC posted announcements to state that 26 apps that the Group operates in China violated relevant PRC laws and regulations in collecting personal information. Pursuant to the PRC Cybersecurity Law, relevant app stores were notified to take down these apps in China. An administrative fine of RMB8.026 billion was imposed for the violation of the Cybersecurity Law, Data Security Law and Personal Information Protection Law and was paid in the year ended December 31, 2022. On January 16, 2023, as approved by the Cybersecurity Review Office, the Group has resumed DiDi Chuxing’s registration of new users. The Group’s active apps have been restored to app stores.

The Group fully cooperated with the PRC government authorities on the cybersecurity review and rectification measures. The Group conducted a series of rectification measures under the supervision of the PRC regulatory authorities. In addition, the Group has formulated an internal management mechanism for data security and storage, algorithm transparency and users’ right of free choice, so as to enhance employees’ attention to and awareness of these matters. The Group has organized and conducted education and training programs for employees regarding such matters as information network security, data security and storage, and user personal information protection, and strengthened employees’ awareness of legal compliance with respect to the information network security and application. However, there are uncertainties with respect to whether the Group might become subject to new cybersecurity review in the future. If the Group is unable to complete such new review and the relevant rectification, the growth and the usage of the Group’s platform in China may decline, which could materially and adversely affect the Group’s business, financial condition, results of operations and prospects.

Concentration of customers and suppliers

There are no customers or suppliers from whom revenues or purchases individually represent greater than 10% of the total revenues or the total purchases of the Group for the years ended December 31, 2020, 2021 and 2022.

Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable, other receivables and time deposits. As of December 31, 2021 and 2022, substantially all of the Group’s cash and cash equivalents, restricted cash and time deposits were held by major financial institutions located in the Mainland of China and Hong Kong, which the management believes are of high credit quality. In addition, the Group held its cash and cash equivalents, restricted cash, and time deposits in different financial institutions and held no more than approximately 6% and 5% of its total assets at any single institution as of December 31, 2021 and 2022, respectively.

The Group expects that there is no significant credit risk associated with such assets aforementioned which are held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries and VIEs are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality. The Group has no significant concentrations of credit risk with respect to the assets mentioned above.

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

DIDI GLOBAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except for share and par value)

3. Summary of significant accounting policies (Continued)

Accounts receivables are typically unsecured and are primarily derived from revenues earned from customers in the PRC. The credit risk with respect to accounts receivable is mitigated by credit control policies the Group carries out on its customers and its ongoing monitoring process of outstanding balances.

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

Operation and compliance risk

On July 27, 2016, the Ministry of Transport, the Ministry of Industry and Information Technology, the Ministry of Public Security, the Ministry of Commerce, the State Administration for Market Regulation and the CAC jointly promulgated the Interim Measures for the Management of Online Ride Hailing Operation and Service (“Interim Measures”), which took effect on November 1, 2016 and was last amended on November 30, 2022, to regulate the business activities of online ride hailing services and to ensure the safety of passengers by establishing a regulatory system for the platforms, vehicles and drivers engaged in online ride hailing services. In accordance with the Interim Measures, the platform that conducts the online ride hailing services is subject to obtain the necessary permit. The vehicles used for online ride hailing services must also obtain the transportation permit for vehicles, and the drivers engaged in online ride hailing services are required to meet certain requirements and pass the relevant exams.

The Group has not obtained the required permits for certain cities when the Group is required to do so, and not all drivers or vehicles on the platforms have the required licenses or permits. Therefore, the Group had been and may continue to be subject to fines as a result. If the Group fails to remediate the non-compliance with relevant law and regulation requirements, the Group could be subject to penalties and/or an order of correction, and as a result, the Group’s business, financial condition, and results of operations could be materially and adversely affected.

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

DIDI GLOBAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except for share and par value)

3. Summary of significant accounting policies (Continued)

3.42 Recently adopted and issued accounting pronouncements

On January 1, 2022, the Group adopted ASU No. 2021-10, Government Assistance (Topic 832): This ASU requires business entities to disclose information about government assistance they receive if the transactions were accounted for by analogy to either a grant or a contribution accounting model. The disclosure requirements include the nature of the transaction and the related accounting policy used, the line items on the balance sheets and statements of operations that are affected and the amounts applicable to each financial statement line item and the significant terms and conditions of the transactions. The ASU is effective for annual periods beginning after December 15, 2021. The disclosure requirements can be applied either retrospectively or prospectively to all transactions in the scope of the amendments that are reflected in the financial statements at the date of initial application and new transactions that are entered into after the date of initial application. The Group adopted the ASU prospectively on January 1, 2022. Adoption of this ASU did not have a material impact on our consolidated financial statements.

In June 2022, the FASB issued ASU 2022-03 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The update clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The update also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The update also requires certain additional disclosures for equity securities subject to contractual sale restrictions. The amendments in this update are effective for the Group beginning January 1, 2024 on a prospective basis. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Group does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations and cash flows.

DIDI GLOBAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except for share and par value)

4. Financing transaction of Chengxin

In March 2021, Chengxin, the Group’s subsidiary engaged in community group buying business, entered into a series of agreements (“Agreements”) with external investors and the Group, pursuant to which:

a) Chengxin issued 92,367,521 number of Series A-1 Preferred Shares for a total consideration of US$923,675 to certain external investors, including an entity controlled by Softbank Group Corp., (“Softbank”) of US$43,162.

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

The rights, preferences and privileges of the Chengxin’s holders of ordinary shares, preferred shares and Convertible Note are as follows:

Conversion right

All of the preferred shares are convertible, at the option of the holders at any time after the original issue date of the relevant series of preferred shares into such number of ordinary shares of Chengxin. Each preferred share shall automatically be converted into ordinary shares at the then effective conversion price upon the closing of a qualified IPO. The initial conversion ratio of preferred shares to ordinary shares shall be 1:1 and shall be subject to certain adjustments. The Group, as the holder of the Convertible Note, has the right to convert the outstanding principal amount under the Convertible Note to Series A-2 preferred shares at a conversion price of US$10.00 per share during the period commencing on the first anniversary of closing of issuance of Series A-1 and A-2 preferred shares to the maturity date of the Convertible Note. Furthermore, the Convertible Note will be automatically converted to the number of Series A-2 Preferred Shares at a conversion price of US$10.00 per share upon the occurrence of certain events including change of control, liquidation or the consummation of a qualified IPO of Chengxin.

Liquidation rights

Upon the occurrence of any liquidation event, whether voluntary or involuntary, all assets and funds of Chengxin legally available for distribution shall be distributed to the shareholders in the following order and manner:

Holders of preferred shares have preference over holder of ordinary shares on the distribution of assets or funds in the following sequence: Series A-1 preferred shares, Series A-2 preferred shares. The amount of preference will be equal to 100% of the deemed or original issuance price, plus any and all declared but unpaid dividends. After distribution of the preferred shares, all remaining assets and funds of Chengxin available for distribution to the shareholders shall be distributed ratably among all the shareholders on a fully diluted basis.

Exchange rights

The Series A preferred shareholders have the options to exchange part or all of outstanding preferred shares of Chengxin into the shares of the Group provided that these preferred shareholders do not breach its non-competing undertakings, at any time after the fifth anniversary date of closing date of Series A preferred shares and as long as no qualified IPO of Chengxin has been consummated. The exchange ratio will be determined according to the respective fair market value of the Group’s ordinary shares and Chengxin preferred shares as of the date that the preferred shareholders exercise the exchange right, which shall be determined by an independent third-party valuation firm mutually agreed upon by all parties.

DIDI GLOBAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except for share and par value)

4. Financing transaction of Chengxin (Continued)

Call option

The Group was granted a call option to purchase part or all of the outstanding Series A-1 and A-2 preferred shares held by preferred shareholders. At any time between the third anniversary and fifth anniversary of the closing of the Series A-1 and A-2 preferred shares, the Group may exercise the call option to purchase up to all of the outstanding preferred shares based on the greater of (i) the price determined according to pre-agreed pricing formula, and (ii) the fair market value of such preferred shares.

Accounting for the financing transaction of Chengxin

Pursuant to the Agreements and upon the completion of the above transaction on March 30, 2021 (“closing date”), the Group no longer held the controlling financial interest in Chengxin. Accordingly, Chengxin was deconsolidated from the Group after March 30, 2021.

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

Given the Group’s investment in Chengxin’s ordinary shares and right to nominate three board members out of six, the Group had the ability to exercise significant influence over Chengxin. The Group elected to apply the fair value option to the Group’s investments in ordinary shares (Note 10). The Group also applies fair value accounting to the Group’s investments on the Convertible Note (Note 9), thereby providing consistency of accounting treatment. The investments in ordinary shares and in Convertible Note (collectively, the “Investment in Chengxin”) are measured at fair value on a recurring basis with changes in fair value reflected in earnings.

Given the exchange right has a fair value exercise price and the call option has an exercise price that is equal to or higher than the fair market value of underlying preferred shares of Chengxin, both financial instruments are generally considered to have little economic value. Therefore, the Group determined that the fair value of exchange feature and call option aforementioned respectively were not significant to the consolidated financial statements.

The fair value of the Investments in Chengxin upon the closing of the deconsolidation of RMB16,428,250 was determined by the Group with assistance of a third-party independent appraiser, using option-pricing model (“OPM”) and back-solve method.

As a result of the intense competition and tightening regulatory environment, Chengxin experienced an adverse change in its operating and financial performance during the third quarter of 2021. In light of the further adverse change during the fourth quarter of 2021 and challenges of obtaining additional financing, Chengxin revised its business plan to scale down significantly and undertake a strategic business model transition, aiming for a more sustainable operation in the near future. The fair value of the Group’s total investment in Chengxin was reduced to RMB 686,124 at December 31, 2021 due to the above reason. The fair value of the investments in Chengxin on December 31, 2021 was determined by the Group with the assistance of a third-party independent appraiser, using scenario-based model. Accordingly, the Group recognized the downward fair value changes of RMB21,259,814 in Investments in Chengxin. Refer to Note 27 - Fair value measurement for the valuation approach and key inputs for the determination of the fair value of the Group’s Investments in Chengxin.

DIDI GLOBAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except for share and par value)

4. Financing transaction of Chengxin (Continued)

Considering continuous adverse impact on Chengxin’s operating and financial performance in 2022, the shareholders of Chengxin decided that it would be in the best interests of Chengxin and its shareholders not to continue to operate the community group buying business. Therefore, Chengxin’s shareholders and board resolved to distribute all of its available assets to its shareholders, in accordance with the distribution sequences outlined in the Agreements. As a shareholder of Chengxin, the Group received its share of Chengxin’s assets of RMB1,935,171 upon the completion of the distribution in July 2022. The difference of RMB1,172,541 between the distributions received and the investment balance at December 31, 2021 was recorded in investment income (loss), net in the consolidated statement of comprehensive loss in 2022.

5. Short-term investments

The following is a summary of short-term investments:

	As of December 31
	2021	2022
	RMB	RMB

Time deposits stated at amortized cost	13,154,020	16,965,708
Structured notes under fair value option	4,622	—
Other debt investments under fair value option	—	563,799
Other debt investments stated at amortized cost	185,112	18,711
Total	13,343,754	17,548,218

6. Accounts and notes receivable, net

Accounts and notes receivable, net consist of the following:

	As of December 31
	2021	2022
	RMB	RMB

Accounts and notes receivable	3,482,011	2,944,355
Allowance for credit losses	(650,888)	(692,722)
Accounts and notes receivable, net	2,831,123	2,251,633

The operating lease receivable generated from lease vehicles to drivers and end-users, is recorded as accounts and notes receivable, net in the consolidated balance sheets. The operating lease receivable is subject to ASC 842 mentioned in Note 3.21. The movement of the allowances for credit losses is as follows:

	For the Year Ended December 31
	2020	2021	2022
	RMB	RMB	RMB

Beginning balance prior to ASC 326	(437,266)	(556,360)	(650,888)
Impact of adoption of ASC 326	(71,498)	—	—
Balance at beginning of the year	(508,764)	(556,360)	(650,888)
Provision	(448,720)	(596,908)	(454,168)
Write-offs	401,124	502,380	412,334
Balance at end of the year	(556,360)	(650,888)	(692,722)

DIDI GLOBAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except for share and par value)

7. Loans receivable, net

Loans receivable, net consists of the following:

	As of December 31
	2021	2022
	RMB	RMB

Loans receivable	5,248,804	5,798,839
Allowance for credit losses	(604,506)	(460,212)
Loans receivable, net	4,644,298	5,338,627

The movement of the allowances for credit losses is as follows:

	For the Year Ended December 31
	2020	2021	2022
	RMB	RMB	RMB

Beginning balance prior to ASC 326	(100,643)	(146,432)	(604,506)
Impact of adoption of ASC 326	(50,569)	—	—
Balance at beginning of the year	(151,212)	(146,432)	(604,506)
Foreign currency translation adjustments	—	—	(3,979)
Provision	(153,560)	(557,129)	(523,863)
Write‑offs	158,340	99,055	672,136
Balance at end of the year	(146,432)	(604,506)	(460,212)

The aging analysis of loans receivable by due date as of December 31, 2021 and 2022 is as follows:

	Past Due
				91 Days
				or	Total Past
	1‑30 Days	31‑60 Days	61‑90 Days	Greater	Due	Current	Total
As of December 31, 2021	75,785	59,394	51,035	200,759	386,973	4,861,831	5,248,804
As of December 31, 2022	70,990	42,495	38,340	95,028	246,853	5,551,986	5,798,839

DIDI GLOBAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except for share and par value)

8. Prepayments, receivables and other current assets, net and other non-current assets, net

Prepayments, receivables and other current assets, net consist of the following:

	As of December 31
	2021	2022
	RMB	RMB

Deductible VAT-input	1,553,800	1,533,722
Rental deposits and other deposits, net	189,840	424,492
Prepayments for promotion and advertising expenses and other operation expenses	371,149	388,284
Advances to employees	303,050	375,468
Payments to drivers and partners on behalf of end-users	148,971	308,627
Prepayments for insurance costs	239,417	204,915
Inventories, net	197,957	135,480
Interest receivables	13,293	74,126
Short-term finance lease receivables, net	44,020	21,616
Others, net	896,478	726,222
Total	3,957,975	4,192,952

Other non-current assets, net consist of the following:

	As of December 31
	2021	2022
	RMB	RMB

Deductible VAT-input	1,070,370	864,319
Prepayments for purchase of property and equipment and other non‑current assets	166,425	570,639
Prepayments for long-term investments	200,000	252,995
Rental deposits and other deposits	203,154	153,240
Long-term finance lease receivables, net	41,579	14,261
Others	17,942	5,411
Total	1,699,470	1,860,865

The movement of the allowances for credit losses of short-term and long-term finance lease receivables is as follows:

	For the Year Ended December 31
	2020	2021	2022
	RMB	RMB	RMB

Balance at beginning of the year	(3,871)	(72,167)	(11,405)
Reversal/(Provision)	(73,004)	12,757	(892)
Write‑offs	4,708	48,005	11,382
Balance at end of the year	(72,167)	(11,405)	(915)

DIDI GLOBAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except for share and par value)

9. Investment securities and other investments

The following is a summary of investment securities and other investments:

	As of December 31
	2021	2022
	RMB	RMB

Debt investments stated at amortized cost	3,878,744	8,706,590
Listed equity securities	13,342,946	6,725,766
Other investments under fair value option	1,412,803	2,577,951
Total	18,634,493	18,010,307

As of December 31, 2021 and 2022, the Group’s investment securities and other investments comprised of i) debt investments, which are accounted for at amortized cost, ii) listed equity securities, which are publicly traded stocks or funds measured at fair value, iii) other investments, which the fair value option was selected.

The following table summarizes the debt investments stated at amortized cost:

	As of December 31
	2021	2022
	RMB	RMB

Time deposits stated at amortized cost	3,722,640	8,444,793
Other debt investments stated at amortized cost	156,104	261,797
Total	3,878,744	8,706,590

The carrying values of time deposits stated at amortized cost and other debt investments stated at amortized cost approximate their fair value.

The following table summarizes debt investments stated at amortized cost classified by the contractual maturity date of the investments:

As of December 31
2022
RMB
Due in 1 year through 2 years	6,627,563
Due in 2 years through 3 years	1,950,866
Thereafter	128,161
Total	8,706,590

DIDI GLOBAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except for share and par value)

9. Investment securities and other investments (Continued)

The following table summarizes the listed equity securities and other investments under fair value option:

	As of December 31, 2021
		Cumulative	Cumulative	Foreign
		gross	gross	currency
		unrealized	unrealized	translation	Fair
	Cost	gains	losses	adjustments	Value
	RMB	RMB	RMB	RMB	RMB
Listed equity securities	7,661,212	6,300,946	(394,796)	(224,416)	13,342,946
— Investee A	600,000	—	(254,758)	—	345,242
— Investee B (i)	6,751,890	5,573,162	—	(225,456)	12,099,596
— Others	309,322	727,784	(140,038)	1,040	898,108
Other investments under fair value option	20,323,739	14,383	(18,722,033)	(203,286)	1,412,803
— Convertible Note of Chengxin (Note 4)	19,563,591	—	(18,691,719)	(198,515)	673,357
— Other investments under fair value option	760,148	14,383	(30,314)	(4,771)	739,446
Total	27,984,951	6,315,329	(19,116,829)	(427,702)	14,755,749

	As of December 31, 2022
		Cumulative	Cumulative	Foreign
		gross	gross	currency
		unrealized	unrealized	translation	Fair
	Cost	gains	losses	adjustments	Value
	RMB	RMB	RMB	RMB	RMB
Listed equity securities	7,561,289	—	(1,067,079)	231,556	6,725,766
— Investee A	600,000	—	(206,442)	—	393,558
— Investee B (i)	6,518,202	—	(648,302)	198,536	6,068,436
— Others	443,087	—	(212,335)	33,020	263,772
Other investments under fair value option	2,580,786	31,583	—	(34,418)	2,577,951
— Structured notes under fair value option	1,769,255	13,973	—	(28,219)	1,755,009
— Other investments under fair value option	811,531	17,610	—	(6,199)	822,942
Total	10,142,075	31,583	(1,067,079)	197,138	9,303,717

(i) Investment in Investee B

As of January 1, 2020 the Group held certain percentage of ordinary shares and preferred shares from Investee B, which were purchased in prior years. The investment in Investee B was accounted for Measurement Alternative as the Group could not impose significant influence in Investment B. For the year ended December 31, 2021, the Investee B completed its initial public offering in NASDAQ Stock Exchange. As a result, the investment in Investee B was transferred from investments accounted for using the Measurement Alternative method to Investment securities and other investments, with the fair value determined based on the quoted price in the active market, adjusted by a discount for lack of marketability due to restrictions on trading the shares. During the year of 2022, the restriction on trading shares was removed and the fair value was determined based on the market price of the Investee B’s publicly traded shares directly.

As of December 31, 2021 and 2022, the fair value of the Investment in Investee B was RMB12,099,596 and RMB6,068,436, respectively. The Group recognized unrealized gain of RMB8,351,108 recorded in investment income (loss), net for year ended December 31, 2021. The Group recognized unrealized loss of RMB6,221,463 and realized gain of RMB5,998, recorded in investment income (loss), net for year ended December 31, 2022.

DIDI GLOBAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except for share and par value)

10. Long-term investments, net

	As of December 31
	2021	2022
	RMB	RMB

Measurement Alternative method	568,555	580,152
Equity investments accounted for using equity method	4,033,402	4,153,932
Equity investment in Chengxin under fair value option (Note 4)	12,767	—
Total	4,614,724	4,734,084

a Measurement Alternative Method

The Group invested in multiple private companies which may have operational synergy with the Group’s core business. The Group’s equity investments without readily determinable fair value were accounted for using the Measurement Alternative method.

Impairment charges in connection with the Measurement Alternative investments of RMB1,022,098, nil and RMB18,540 were recorded in the consolidated statements of comprehensive loss for the years ended December 31, 2020, 2021 and 2022, respectively, resulting from impairment assessments, considering various factors and events including adverse performance of investees, adverse industry conditions affecting investees, etc. The Group recognized a disposal gain of RMB40,613, RMB2,493,381 and nil for the years ended December 31, 2020, 2021 and 2022, respectively.

b Equity method

The Group recorded proportionate share of losses of RMB977,552, RMB211,559 and income of RMB95,505 from equity investments accounted for using equity method for the years ended December 31, 2020, 2021 and 2022, respectively. The Group also recognized impairment losses of RMB79,875, RMB264,292 and RMB59,651 for the years ended December 31, 2020, 2021 and 2022, respectively. The Group records both proportionate share of losses or income and impairment losses of its equity method investments as income (loss) from equity method investments, net in the consolidated statements of comprehensive loss.

During the year ended December 31, 2021, the Group and SoftBank each made an additional investment amounted to RMB161,720 (JPY2,600,000) in Didi Mobility Japan Corporation (“Didi Japan”), an equity method investee of the Group established in 2018. Upon the closing of this transaction, the Group’s accumulated investment in Didi Japan increased to RMB433,950 (JPY6,950,000).

During the year ended December 31, 2022, the equity investments made under equity method were insignificant.

DIDI GLOBAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except for share and par value)

10. Long-term investments, net (Continued)

The Group summarizes the condensed financial information of the Group’s equity investments under equity method as a group below in accordance with Rule 4-08 of Regulation S-X:

	For the Year Ended December 31
	2020	2021	2022
	RMB	RMB	RMB
Results of operations:
Revenue	9,721,658	7,549,918	8,906,174
Gross profit (loss)	3,819,309	(4,257,022)	1,712,738
Income (loss) from operations	2,880,369	(16,489,595)	(1,248,914)
Net income (loss), net	2,881,779	1,999,569	(2,468,292)
Balance sheet data:
Current assets	14,591,256	54,810,598	52,797,753
Non‑current assets	16,999,044	17,656,885	14,891,760
Current liabilities	2,158,751	31,611,814	38,391,255
Non‑current liabilities	6,696,509	5,536,458	3,308,611
Convertible redeemable preferred shares and non‑controlling interests	2,703,764	7,160,924	—

The condensed financial information of the Group’s equity investments under equity method or under fair value option, for which the equity method otherwise would be required was summarized in the aggregate amount. As the Group’s shareholding interests in these investees vary among different equity method investees, which includes 3% to 5% interests in certain funds in the form of partnership, the Group recognized small proportionate share of gain or loss accordingly from these entities. In addition, the Group did not recognize the proportionate share of loss from Chengxin as the fair value option was selected for the equity investment of Chengxin before the completion of its distribution of the available assets to its shareholders in July 2022 (Note 4). As a result, the income (loss) from equity method investments, net in the consolidated statement of comprehensive loss is not comparable with the above table.

DIDI GLOBAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except for share and par value)

11. Property and equipment, net

Property and equipment, net consist of the following:

	As of December 31
	2021	2022
	RMB	RMB

Bikes and e-bikes	11,774,212	9,966,031
Vehicles	3,538,274	3,022,763
Computers and equipment	3,723,744	4,145,016
Leasehold improvement	644,251	707,947
Construction in progress	393,540	170,785
Others	35,057	35,173
Total	20,109,078	18,047,715
Less: Accumulated depreciation	(8,960,129)	(10,305,649)
Less: Accumulated impairment loss	(3,148,731)	(2,023,742)
Property and equipment, net	8,000,218	5,718,324

Depreciation expenses recognized for the years ended December 31, 2020, 2021 and 2022 were RMB3,275,144, RMB4,220,521, and RMB3,511,825, respectively.

For the years ended December 31, 2020, 2021 and 2022, the impairment losses for property and equipment were RMB855,988, RMB2,247,738 and nil respectively. For the year ended December 31, 2020, the impairment charge of RMB751,065 on the vehicles leased to drivers in the PRC was mainly caused by the adverse impact of the COVID-19 pandemic on the Group’s China Mobility business. For the year ended December 31, 2021, the impairment charge of RMB2,164,409 on bikes and e-bikes was mainly caused by the adverse change in the operating and financial performance of the Group’s bike and e-bike sharing business during the third quarter of 2021.

12. Operating leases

Operating leases of the Group primarily consist of leases of offices and data centers. The recognition of whether a contract arrangement contains a lease is made by evaluating whether the arrangement conveys the right to use an identified asset and whether the Group obtains substantially all the economic benefits from and has the ability to direct the use of the asset.

Operating lease assets and liabilities are included in the items of operating lease right-of-use assets, operating lease liabilities, current portion, and operating lease liabilities, non-current portion on the consolidated balance sheets.

The components of lease expenses for the years ended December 31, 2020, 2021 and 2022 are as follows:

	For the Year Ended December 31
	2020	2021	2022
	RMB	RMB	RMB

Operating lease cost	681,841	726,359	729,038
Short‑term lease cost	128,865	467,384	416,215
Variable lease cost	80,015	121,353	150,994
Total lease cost	890,721	1,315,096	1,296,247

DIDI GLOBAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except for share and par value)

12. Operating leases (Continued)

Supplemental cash flows information related to leases is as follows:

	For the Year Ended December 31
	2020	2021	2022
	RMB	RMB	RMB

Cash payments for operating leases	707,140	761,352	783,337
ROU assets obtained in exchange for operating lease liabilities	1,158,347	910,144	978,608

As of December 31, 2022, the Company’s operating leases had a weighted average remaining lease term of 2.84 years and a weighted average discount rate of 4.77%.

Maturities of lease liabilities are as follows:

As of December 31
2022
RMB

2023	582,029
2024	363,989
2025	238,767
2026	94,642
Thereafter	110,167
Total undiscounted lease payments	1,389,594
Less: imputed interest	(131,690)
Total lease liabilities	1,257,904

13. Intangible assets, net

The Group’s intangible assets, net consist of following:

	As of December 31
	2021	2022
	RMB	RMB
Finite‑lived intangible assets
Non‑compete agreements	7,183,773	7,183,773
Trademarks, patents, software and others	5,268,168	5,413,444
Customer lists	1,553,507	1,563,680
Driver lists	296,332	301,641
Total	14,301,780	14,462,538
Less: accumulated amortization	(11,182,929)	(12,846,495)
Less: accumulated impairment loss	(287,270)	(346,466)
Net book value	2,831,581	1,269,577
Indefinite‑lived intangible assets
Online payment license	398,085	398,085
Others	56,479	56,479
Total	454,564	454,564
Finite and indefinite‑lived intangible assets	3,286,145	1,724,141

DIDI GLOBAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except for share and par value)

13. Intangible assets, net (Continued)

For the years ended December 31, 2020, 2021 and 2022, amortization expenses amounted to RMB1,993,945, RMB1,824,762 and RMB1,631,280, respectively.

For the years ended December 31, 2020, 2021 and 2022, the impairment losses for intangible assets were nil, RMB288,221 and RMB17,736, respectively. For the year ended December 31, 2021, the impairment charge was recorded for the intangible assets generated from the acquisition of 99 Taxis. Refer to Note 14 Goodwill for further information.

As of December 31, 2022, amortization expenses related to finite-lived intangible assets for future periods are estimated to be as follows:

Amortization Expenses
RMB
2023	1,000,676
2024	133,845
2025	54,985
2026	38,321
Thereafter	41,750
Total expected amortization expenses	1,269,577

14. Goodwill

For the years ended December 31, 2020, 2021 and 2022, the changes in the carrying value of goodwill by segment are as follows:

	China		Other
	Mobility(i)	International(ii)	Initiatives	Total
	RMB	RMB	RMB	RMB
Balance as of January 1, 2020	46,283,879	3,785,659	93,704	50,163,242
Foreign currency translation adjustments	—	(1,039,070)	—	(1,039,070)
Balance as of December 31, 2020	46,283,879	2,746,589	93,704	49,124,172
Less: accumulated impairment loss	—	(2,492,826)	—	(2,492,826)
Foreign currency translation adjustments	—	(253,763)	—	(253,763)
Balance as of December 31, 2021	46,283,879	—	93,704	46,377,583
Balance as of December 31, 2022	46,283,879	—	93,704	46,377,583
(i)	Considering similar economic characteristics shared among different components within China Mobility, the Group determined that China mobility is a single reporting unit in goodwill impairment analysis.

The Group performed qualitative impairment assessments for the goodwill arising from the acquisition of Kuaidi and Uber China in China Mobility and concluded that there was no impairment for the goodwill as of December 31, 2020.

DIDI GLOBAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except for share and par value)

14. Goodwill (Continued)

Considering the adverse change in the operating and financial performance of China Mobility, the Group determined that a quantitative assessment was required at December 31, 2021. The Group compared the fair value to the carrying amount of China Mobility in the impairment test. The Group estimated the fair value by using the income approach, which considered a number of factors, including expected future cash flows and discount rate. Expected future cash flows are dependent on certain key assumptions including compound annual growth rate of revenue. These factors are subject to high degree of judgment and complexity. Based on the quantitative assessment results, the fair value of China Mobility exceeded its carrying amount by more than 30% as of December 31, 2021. In order to assess the impact of changes in certain significant inputs, the Group performed a sensitivity analysis decreasing the annual growth rate and increasing the discount rate by 1%. This analysis still resulted in the fair value of China Mobility exceeding its carrying amount by a sufficient amount. Therefore, the Group concluded that there was no impairment of goodwill as of December 31, 2021.

A sustained decrease in ADSs price quoted in OTC Pink was considered an indicator requiring an interim goodwill quantitative impairment test on the reporting unit of China Mobility as of September 30, 2022. The Group compared the fair value to the carrying amount of China Mobility in the impairment test. The Group estimated the fair value by using the income approach, which considered a number of factors, including expected future cash flows and discount rate. Expected future cash flows are dependent on certain key assumptions including compound annual growth rate of revenue and profit margins. Based on the quantitative assessment results, the fair value of China Mobility exceeded its carrying amount as of September 30, 2022. In order to assess the impact of changes in certain significant inputs, the Group performed a sensitivity analysis decreasing the annual growth rate and increasing the discount rate by 1%. This analysis still resulted in the fair value of China Mobility exceeding its carrying amount. Therefore, the Group concluded that there was no impairment of goodwill as of September 30, 2022.

The Group performed a qualitative impairment assessment for the goodwill in China Mobility at the year end of 2022 and concluded that there was no impairment for the goodwill as of December 31, 2022.

(ii)

The Group performed a qualitative impairment assessment for the goodwill arising from the acquisition of 99 Taxis in International. As the global COVID-19 pandemic has increased the uncertainty on the ride hailing services in overseas countries, the Group performed a quantitative analysis on the reporting unit of 99 Taxis and concluded that there was no impairment of goodwill based on the quantitative assessment results as of December 31, 2020.

Due to the longer-term trajectory of COVID-19 pandemic and complex and volatile market environment in Brazil, the Group performed a quantitative analysis on 99 Taxis as of December 31, 2021. The Group estimated the fair value by using the income approach, which considered a number of factors, including expected future cash flows and discount rate. Expected future cash flows are dependent on certain key assumptions including compound annual growth rate of revenue. Based on the quantitative assessment results, the fair value of the reporting unit was below its carrying amount as of December 31, 2021. Therefore, the Group fully impaired goodwill and intangible assets with the amount of RMB2,501,100 and RMB288,221, respectively for the year ended December 31, 2021.

15. Borrowings

Short-term and long-term borrowings consist of the followings:

	As of December 31
	2021	2022
	RMB	RMB

Short‑term borrowings	6,838,328	4,940,310
Long‑term borrowings	1,681,370	149,925
Total	8,519,698	5,090,235

DIDI GLOBAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except for share and par value)

15. Borrowings (Continued)

Short-term borrowings

For the year ended December 31, 2021, the Group, through its subsidiary, issued three one-year asset-backed securitized debts, totalling RMB1,275,000 via certain securitization vehicles in the forms of asset backed security arrangement (the “ABSs”) established by the Group. The ABSs vehicle is considered as variable interest entities under ASC 810. As the Group has power to direct the activities that most significantly impact economic performance of the ABSs vehicle by providing the loan servicing and default loan collection services, and the Group has the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE as the Group purchased all subordinated tranche securities, and the Group is obligated to bear the risk arising from any loans that are delinquent for more than certain days, accordingly, the Group is considered the primary beneficiary of the ABSs and has consolidated the ABSs’ assets, liabilities, results of operations, and cash flows in the Group’s consolidated financial statements in accordance with ASC 810. Therefore, loans funded by the asset-backed securitized debts remain at the Group and are recorded as “loans receivable, net” on the consolidated balance sheets. As of December 31, 2021 and 2022, the balance of the ABSs amounted to RMB629,013 and nil respectively.

Other short-term borrowings were RMB dominated borrowings by the Group’s subsidiaries from financial institutions in the PRC and were pledged by vehicles and short-term investments or guaranteed by the subsidiaries of the Group. The weighted average interest rate for short-term borrowings as of December 31, 2021 and 2022 were approximately 3% and 3%, respectively.

Long-term borrowings

The Group entered several borrowing agreements with credit facilities with banks, which allowed the Group to draw borrowings up to RMB 11,616,192 and RMB171,161 from these facilities as of December 31, 2021 and 2022. The borrowings drawn from these facilities bear annual interest rate of Loan Prime Rate (“LPR”) plus 30 to 180 points and were guaranteed by certain subsidiaries of the Group. The unused credit limits under these facilities was RMB60,448 as of December 31, 2022. In March 2022, the facilities amount of RMB11,380,380 under a revolving credit facility agreement was cancelled without any previous drawn down.

The Group also entered into several borrowing agreements with certain banks and financial institutions pursuant to which the outstanding borrowings balance was RMB585,814 and RMB39,212 as of December 31, 2021 and 2022, respectively. These borrowings are guaranteed by certain subsidiaries of the Group or pledged by vehicles owned by the Group’s subsidiaries and bear interest at a range of 4%-7% per annum.

The Group’s short-term and long-term borrowings will be due according to the following schedule:

	As of December 31
	2021	2022
	RMB	RMB

Within 1 year	6,838,328	4,940,310
Between 1 to 2 years	1,567,890	142,625
Between 2 to 3 years	113,480	7,300
Total	8,519,698	5,090,235

DIDI GLOBAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except for share and par value)

16. Accounts and notes payable

Accounts and notes payable consist of the following:

	As of December 31
	2021	2022
	RMB	RMB

Payables related to service fees and incentives to drivers	3,306,362	2,465,919
Payables related to driver management fees	157,421	155,279
Other accounts payable	439,707	204,124
Notes payable	721,463	44,724
Total	4,624,953	2,870,046

17. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of December 31
	2021	2022
	RMB	RMB

Payables to merchants and other partners	1,664,684	2,319,245
Employee compensation and welfare payables	2,253,437	1,821,969
Deposits	1,422,300	1,385,424
Tax payables	1,645,335	1,127,818
Payables related to property and equipment	358,464	298,550
Payables related to service fees	883,770	803,267
Payables related to market and promotion expenses	842,558	814,186
Payables and accruals for other costs and expenses	1,347,077	1,420,875
Others	1,229,597	1,158,587
Total	11,647,222	11,149,921

18. Segment reporting

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

The Group operates in three operating segments: (i) China Mobility; (ii) International; (iii) Other Initiatives. The following summary describes the operations in each of the Group’s reportable segments:

●	China Mobility: China Mobility segment mainly includes (i) The Group acts as the principal in providing ride hailing services to riders; (ii) The Group acts as an agent by connecting end-users to service providers who provide taxi hailing, chauffeur and other services.
●	International: International segment includes ride hailing services and food delivery services offered in international markets.

DIDI GLOBAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except for share and par value)

18. Segment reporting (Continued)

●	Other Initiatives: Other Initiatives mainly consist of bike and e-bike sharing, certain energy and vehicle services, intra-city freight, autonomous driving, financial services, etc.

The Group does not include inter-company transactions between segments for management reporting purposes. In general, revenues, cost of revenues and operating expenses are directly attributable, or are allocated, to each segment. The Group allocates costs and expenses that are not directly attributable to a specific segment, such as those that support infrastructure across different segments, to different segments mainly on the basis of usage or headcount, depending on the nature of the relevant costs and expenses. The Group currently does not allocate the assets to its segments, as its CODM does not use such information to allocate resources or evaluate the performance of the operating segments. The Group currently does not allocate other long-lived assets to the geographic operations as substantially all of the Group’s long-lived assets are located in the PRC. In addition, substantially all of the Group’s revenue is derived from the PRC, therefore, no geographical information is presented.

The Group’s segment operating performance measure is segment Adjusted EBITA, which represents net income or loss before (a) certain non-cash expenses, consisting of share-based compensation expenses, amortization of intangible assets, and impairment of goodwill and intangible assets acquired from business combination, which are not reflective of the Group’s core operating performance, and (b) interest income, interest expenses, investment income (loss), net, impairment loss for equity investments accounted for using Measurement Alternative, income (loss) from equity method investments, net, other income (loss), net, and income tax benefits (expenses). The following table presents information about Adjusted EBITA and a reconciliation from the segment Adjusted EBITA to total consolidated loss from operations for the years ended December 31, 2020, 2021 and 2022:

	For the Year Ended December 31
	2020	2021	2022
	RMB	RMB	RMB
Revenues:
China Mobility	133,645,113	160,520,747	125,930,620
International	2,333,113	3,622,366	5,863,123
Other Initiatives	5,757,926	9,684,269	8,997,940
Total segment revenues	141,736,152	173,827,382	140,791,683
Adjusted EBITA:
China Mobility	3,959,902	6,129,122	(1,449,926)
International	(3,533,836)	(5,787,976)	(4,024,455)
Other Initiatives	(8,806,771)	(19,514,226)	(7,294,752)
Total Adjusted EBITA	(8,380,705)	(19,173,080)	(12,769,133)
Share‑based compensation expenses	(3,413,292)	(24,654,583)	(3,424,049)
Amortization of intangible assets(i)	(1,993,945)	(1,824,762)	(1,631,280)
Impairment of goodwill and intangible assets acquired from business combination (Note 14)	—	(2,789,321)	—
Total consolidated loss from operations	(13,787,942)	(48,441,746)	(17,824,462)
(i)	Amortization expenses in connection with business combinations were RMB1,977,400, RMB1,799,508 and RMB1,561,239 for the years ended December 31, 2020, 2021 and 2022, respectively.

DIDI GLOBAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except for share and par value)

18. Segment reporting (Continued)

The following table presents the total depreciation expenses of property and equipment by segment for the years ended December 31, 2020, 2021 and 2022:

	For the Year Ended December 31
	2020	2021	2022
	RMB	RMB	RMB

China Mobility	260,179	306,382	360,612
International	63,025	124,633	92,903
Other Initiatives	2,951,940	3,789,506	3,058,310
Total depreciation of property and equipment	3,275,144	4,220,521	3,511,825

19. Income taxes

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

PRC

The Company’s subsidiaries and VIEs in the PRC are governed by the Enterprise Income Tax Law (“EIT Law”), which became effective on January 1, 2008. Pursuant to the EIT Law and its implementation rules, enterprises in the PRC are generally subject to tax at a statutory rate of 25%. Certified High and New Technology Enterprises (“HNTE”) are entitled to a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. One of the Group’s subsidiary is qualified the HNTE certificate and enjoyed a reduced rate of 15% for the years presented, which will expire in 2025.

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

19. Income taxes (Continued)

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

Income (loss) before income taxes consists of:

	For the Year Ended December 31
	2020	2021	2022
	RMB	RMB	RMB

Income (loss) from overseas entities	3,020,403	(7,665,988)	(17,271,251)
Loss from PRC entities	(13,931,143)	(41,502,270)	(6,507,345)
Loss before income taxes	(10,910,740)	(49,168,258)	(23,778,596)

Income tax expenses (benefits) consists of:

	For the Year Ended December 31
	2020	2021	2022
	RMB	RMB	RMB

Current income tax expenses	170,502	557,797	170,091
Deferred tax benefits	(473,704)	(391,477)	(166,176)
Total income tax expenses (benefits)	(303,202)	166,320	3,915

DIDI GLOBAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except for share and par value)

19. Income taxes (Continued)

Reconciliation of the differences between the PRC statutory tax rate and the Group’s effective tax rate is as below:

	For the Year Ended December 31
	2020	2021	2022
	RMB	RMB	RMB

PRC statutory tax rate	25.00%	25.00%	25.00%
Tax effect of preferential tax treatments	(2.53)%	(0.38)%	(0.72)%
Tax effect of permanent difference	(9.03)%	(15.54)%	(2.06)%
Effect on tax rates in different tax jurisdiction	5.18%	(0.50)%	(12.15)%
Changes in valuation allowance and others	(15.84)%	(8.92)%	(10.09)%
Effective tax rate	2.78%	(0.34)%	(0.02)%

The permanent differences mainly arose from share-based compensation expenses, R&D Deduction, and non-taxable interest income etc.

Significant components of the Group’s deferred tax balances are as follows:

	As of December 31
	2021	2022
	RMB	RMB
Deferred tax assets
Tax losses carryforwards	8,528,736	14,026,637
Advertising expenses in excess of deduct limit	1,830,543	3,093,464
Asset impairment and allowances for credit losses	1,575,404	1,303,029
Accrued expenses and others	1,732,080	1,513,483
Total deferred tax assets	13,666,763	19,936,613
Less: valuation allowance	(13,065,611)	(19,539,116)
Deferred tax assets, net	601,152	397,497
Deferred tax liabilities
Amortization expense of intangible assets	659,926	263,031
Depreciation expense of property and equipment, and others	202,513	204,943
Deferred tax liabilities	862,439	467,974

As of December 2022, the deferred tax asset, net, recognized from tax losses carryforwards was RMB33,278. The Group has tax losses in mainland China of RMB55,695,178 that will expire in one to ten years for deduction against future taxable profits:

As of December 31,
2022
RMB
Loss expiring in 2023	1,926,709
Loss expiring in 2024	1,104,342
Loss expiring in 2025	7,656,285
Loss expiring in 2026	20,987,210
Loss expiring in 2027 and thereafter	24,020,632
Total	55,695,178

As of December 31, 2022, the accumulated tax losses carryforwards of subsidiaries incorporated in Brazil of RMB3,022,881 are allowed to be carried forward to offset against future taxable profits. The tax losses carryforwards in Brazil generally have no time limit.

DIDI GLOBAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except for share and par value)

19. Income taxes (Continued)

The Group offsets deferred tax assets and liabilities pertaining to a particular tax-paying component of the Group within a particular jurisdiction.

	As of December 31
	2021	2022
	RMB	RMB

Classification in the consolidated balance sheets:
Deferred tax assets, net	224,491	289,191
Deferred tax liabilities	485,778	359,668

20. Share-based compensation

The table below presents a summary of the Group’s share-based compensation for the years ended December 31, 2020, 2021 and 2022:

	For the Year Ended December 31
	2020	2021	2022
	RMB	RMB	RMB

Operations and support	80,139	193,552	143,588
Sales and marketing	210,513	326,332	264,572
Research and development	777,888	2,258,705	1,183,306
General and administrative	2,344,752	21,875,994	1,832,583
Total share-based compensation expenses	3,413,292	24,654,583	3,424,049
Investment income (loss), net*	—	178,506	47,421
Total share-based compensation	3,413,292	24,833,089	3,471,470

*     The Company granted share-based awards under the 2017 Plan and 2021 Plan (as defined below) to the employees of an equity investee with no increase in the relative ownership percentage of the investee and no proportionate funding by other investors. Accordingly, the Company recognized the entire cost of the share-based awards as incurred, amounting to RMB178,506 and RMB47,421 in investment income (loss), net in the consolidated statements of comprehensive loss for the years ended December 31, 2021 and 2022.

(a)	Share Incentive Plan

In December 2017, the Company adopted the Equity Incentive Plan (the “2017 Plan”), approved by the Board of Directors, which was subsequently amended. Share options, restricted shares and restricted share units (“RSUs”) under 2017 Plan may be granted to employees, directors and consultants of the Group and other related entities stipulated in the 2017 Plan. As of December 31, 2022, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2017 Plan was 195,127,549 shares.

In June 2021, the Company adopted the 2021 Share Incentive Plan (the “2021 Plan”), approved by the Board of Directors under which share options, restricted shares and RSUs may be granted to its employees, directors and consultants of the Group and other related entities stipulated in the 2021 Plan. As of December 31, 2022, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2021 Plan was 116,906,908 shares.

DIDI GLOBAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except for share and par value)

20. Share-based compensation (Continued)

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

(b)Modification

For the years ended December 31, 2020 and 2021, 20,280,382 and 1,020,551 existing share options were exchanged for 25,905,827 and 688,826 new options, respectively, with different exercise prices, leading to incremental costs of RMB98,153 and RMB5,678 on the respective modification dates. In January 2022, the Company extended the contractual term for share options from seven years to ten years as aforementioned, leading to incremental costs of RMB153,139 on the respective modification date.

(c)Share Options

A summary of activities of the share options for the years ended December 31, 2020 and 2021 and 2022 is presented as follows:

			Weighted
		Weighted	Average		Weighted
		Average	Remaining	Aggregate	Average
	Number of	Exercise	Contractual	Intrinsic	Grant Date
	Options	Price	Life	Value	Fair Value
		US$	In Years	US$	US$
Outstanding as of January 1, 2020	58,401,190	5.45	4.54	2,010,425	27.59
Granted	12,981,876	0.62			38.30
Modification	5,625,445	11.80			28.45
Exercise of share options with shares issued to trusts	(13,379,655)	11.80		405,191	28.45
Exercise of share options	(12,526,172)	11.80		379,344	28.45
Forfeited/cancelled	(4,304,441)	5.86			34.20
Outstanding as of December 31, 2020	46,798,243	6.04	3.74	1,686,640	26.16
Granted	88,434,809	0.0001823			47.47
Modification	(331,725)	0.0001823			47.71
Exercise of share options with shares issued to trusts	(68,616,887)	0.0001823		1,366,836	47.71
Exercise of share options	(9,640,697)	0.0001823		192,041	47.71
Forfeited/cancelled	(4,067,894)	2.44			41.29
Outstanding as of December 31, 2021	52,575,849	4.90	3.40	789,898	30.18
Granted	18,459,565	0.0001823			11.80
Exercise of share options	(2,749,909)	0.42		33,819	24.22
Forfeited/cancelled	(4,552,050)	1.00			36.86
Outstanding as of December 31, 2022	63,733,455	3.94	6.39	559,325	24.62
Exercisable as of December 31, 2022	34,881,339	7.03	4.47	198,497	24.94
Vested and Expected to Vest as of December 31,2022	56,489,339	4.45	6.06	467,150	25.13

DIDI GLOBAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except for share and par value)

20. Share-based compensation (Continued)

The Group uses the binomial option pricing model to determine fair value of the share-based awards. The estimated fair value of each option granted is estimated on the date of grant using the binomial option-pricing model with the following assumptions:

	For the Year Ended December 31
	2020	2021	2022
Fair value of ordinary shares (US$)	37.65 ‑ 42.08	30.32 – 65.60	7.34-19.92
Expected volatility	31.0% ‑ 34.8%	33.6% - 37.8%	35.27%-40.34%
Risk‑free interest rate (per annum)	1.16% ‑ 1.69%	0.94% - 1.26%	1.52%-3.83%
Expected dividend yield	0%	0%	0%
Expected term (in years)	7	7	10

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

(d) Restricted shares and RSUs

A summary of activities of restricted shares and RSUs for the years ended December 31, 2020, 2021 and 2022 is presented as follows:

			Weighted
		Weighted	Average
		Average	Remaining
	Number of	Grant Date	Contractual
	Shares	Fair Value	Life
		US$	In Years
Unvested at January 1, 2020	7,726,671	36.64	4.82
Granted	1,249,178	38.74
Vested	(1,802,889)	39.14
Exercise of share options with shares issued to trusts	13,379,655	39.87
Forfeited/cancelled	(1,790,178)	39.05
Unvested at December 31, 2020	18,762,437	38.60	4.60
Granted	3,137,540	48.47
Vested	(64,990,673)	45.36
Exercise of share options with shares issued to trusts	68,616,887	47.71
Forfeited/cancelled	(2,248,496)	48.40
Unvested at December 31, 2021	23,277,695	41.21	5.28
Granted	1,714,158	12.47
Vested	(7,947,817)	34.14
Forfeited/cancelled	(2,446,370)	40.84
Unvested at December 31, 2022	14,597,666	40.97	7.47
Expected to vest at December 31, 2022	11,686,346	41.52	7.54

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

20. Share-based compensation (Continued)

The Group considered it is improbable that the IPO or deemed liquidation events performance conditions would be satisfied until the event occurred. As a result, the share-based compensation expenses of RMB1,235,497 for these awards were not recognized until June 30, 2021, which was near the completion of the Group’s IPO by using the graded-vesting method.

As of December 31, 2022, there were RMB1,649,071 of unrecognized compensation expenses related to the share options expected to be recognized over a weighted average period of 2.51 years.

As of December 31, 2022, there were RMB1,157,782 of unrecognized compensation expenses related to restricted shares and RSUs, expected to be recognized over a weighted average period of 2.12 years.

(e) Voyager’s share-based awards

In the first quarter of 2021, Voyager Group Inc. (“Voyager”), a subsidiary of the Group, adopted 2020 Equity Incentive Plan (“Voyager Incentive Plan”) under which share options, restricted shares and RSUs may be granted to employees, directors and consultants of Voyager, its subsidiaries, the VIEs and VIEs’ subsidiaries and other related entities stipulated in the Voyager Incentive Plan. As of December 31, 2022, the maximum aggregate number of ordinary shares which could be issued pursuant to all awards under the Plan was 16,666,667 shares. The share-based compensation expenses of RMB221,178 and RMB 181,379 were recognized in the consolidated financial statements for the years ended December 31, 2021 and 2022.

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

21. Convertible redeemable non-controlling interests and convertible non-controlling interests

Financing transaction of Soda Technology Inc.

For the years ended December 31, 2020 and 2021, Soda Technology Inc. (“Soda”), the Group’s subsidiary, issued Series A preferred shares and B preferred shares (collectively as the “Soda Preferred Shares”) to external investors, including an entity controlled by Softbank (Note 25) and the Group with an aggregate cash consideration of US$1,264,000. Soda, through its subsidiaries and VIE, primarily engages in bike and e-bike sharing business. As of December 31, 2022, the Group continued to hold the majority of total equity interests in Soda on a fully-diluted basis.

Financing transaction of Voyager Group Inc.

For the years ended December 31, 2020 and 2021, Voyager, the Group’s subsidiary, issued Series A preferred shares and Series B preferred shares (the “Voyager Preferred Shares”) to external investors, including an entity controlled by Softbank (Note 25) and the Group with an aggregate cash consideration of an aggregate amount of US$825,000. Voyager, through its subsidiaries and VIE, primarily engages in the development and commercialization of autonomous vehicles. As of December 31, 2022, the Group continued to hold the majority of total equity interests on a fully diluted basis.

DIDI GLOBAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except for share and par value)

21. Convertible redeemable non-controlling interests and convertible non-controlling interests (Continued)

Financing transaction of City Puzzle Holding Limited

For the year ended December 31, 2021, City Puzzle Holdings Limited (“City Puzzle”), the Group’s subsidiary, issued Series A and Series A+ preferred shares (collectively as the “City Puzzle Preferred Shares”) to external investors and the Group with an aggregate cash consideration of US$1,340,000. City Puzzle primarily engages in providing intra-city freight services. As of December 31, 2022, the Group continued to hold the majority of total equity interests on a fully diluted basis.

The Group determined that the Preferred Shares issued from the financing transactions aforementioned should be classified as mezzanine equity since they are contingently redeemable upon certain events. The convertible redeemable non-controlling interests and convertible non-controlling interests consist of the following:

	Convertible redeemable	Convertible non‑
	non‑controlling interests	controlling interests
	RMB	RMB
Balance as of January 1, 2020	—	—
Issuance of convertible redeemable non-controlling interests and convertible non-controlling interests, net of issuance costs	3,180,218	99,851
Accretion of convertible redeemable non-controlling interests to redemption value	165,047	—
Balance as of December 31, 2020	3,345,265	99,851
Issuance of convertible redeemable non-controlling interests and convertible non-controlling interests, net of issuance costs	8,225,007	969,506
Accretion of convertible redeemable non-controlling interests to redemption value	687,617	—
Balance as of December 31, 2021	12,257,889	1,069,357
Accretion of convertible redeemable non-controlling interests to redemption value	898,649	—
Repurchase of convertible redeemable non-controlling interests	(145,962)	—
Balance as of December 31, 2022	13,010,576	1,069,357

The Group accounted for the difference between the repurchase price and the carrying value of the repurchased convertible redeemable non-controlling interests pursuant to ASC 810-10-45-21A through 45-24 and recorded the difference of RMB15,764 in additional paid-in capital.

DIDI GLOBAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except for share and par value)

22. Convertible preferred shares

The following table summarizes the issuances of convertible preferred shares immediately before the conversion upon the Group’s IPO.

		Issuance	Total
		price	number of
Series	Issuance date	per share	shares issued
		US$
Series A-1 convertible preferred shares	February 2015	11.3970	12,180,250
Series A-2 convertible preferred shares	February 2015	11.4423	9,145,501
Series A-3 convertible preferred shares	February 2015	11.4423	10,668,684
Series A-4 convertible preferred shares	February 2015	11.6866	33,711,135
Series A-5 convertible preferred shares	February 2015	12.0325	21,161,516
Series A-6 convertible preferred shares	February 2015	12.7193	41,028,543
Series A-7 convertible preferred shares	March 2013	0.0080	20,000,000
Series A-8 convertible preferred shares	April 2013	0.1600	12,500,000
Series A-9 convertible preferred shares	May 2013	0.9600	3,125,000
Series A-10 convertible preferred shares	May 2013	0.9600	15,625,000
Series A-11 convertible preferred shares	January 2014	2.9160	21,654,327	(i)
Series A-12 convertible preferred shares	January 2014	3.2400	10,956,791
Series A-13 convertible preferred shares	April 2014	3.8250	20,915,034
Series A-14 convertible preferred shares	July 2014	7.3125	17,777,778
Series A-15 convertible preferred shares	December 2014 to January 2015	12.2727	54,592,596
Series A-16 convertible preferred shares	May 2015	18.9705	12,756,674
Series A-17 convertible preferred shares	July 2015 to March 2016	27.4262	116,312,175
Series A-18 convertible preferred shares	April 2016 to August 2017	38.2271	111,432,959
Series B-1 convertible preferred shares	August 2016 to October 2017	119.0705	58,530,879
Series B-2 convertible preferred shares	April 2017 to August 2019	50.9321	212,683,291
(i)	Including 4,507,550 Series A-11 preferred shares legally issued in 2018 upon the exercise of the warrant.

DIDI GLOBAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except for share and par value)

22. Convertible preferred shares (Continued)

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

No dividends on preferred shares and ordinary shares have been declared for the years ended December 31, 2020 and 2021.

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

The holders of Series A-4 to A-18 and B-1 to B-2 preferred shares shall receive an amount equal to 100% of original issuance price with respect to Series A-4 to A-18 and B-1 to B-2 preferred shares on an as-converted basis, plus all dividends declared and unpaid with respect thereto per share, then held by holders. The holders of Series A-1 to A-3 preferred shares shall receive an amount equal to 140% of the original issuance price with respect to Series A-1 to A-3 preferred shares on an as-converted basis, plus all dividends declared and unpaid with respect thereto per share, then held by holders.

DIDI GLOBAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except for share and par value)

22. Convertible preferred shares (Continued)

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

Accounting for preferred shares

The Group has classified the preferred shares in the mezzanine equity of the consolidated balance sheets as they are considered as contingently redeemable upon a deemed liquidation event occurs in accordance with ASC 480-10-S99-3A (f).

The Group has determined that there was no beneficial conversion feature attributable to the preferred shares because the initial effective conversion prices of these preferred shares were higher than the fair value of the Company’s ordinary shares determined by the Company taking into account independent valuations.

The movement of preferred shares for the years ended December 31, 2020, 2021 and 2022 is as follows:

	Total
	number of	Total
	shares	amount
		RMB
Balance as of January, 2020	816,287,809	189,847,244
Repurchase of Series A‑17 convertible preferred shares	(29,842)	(5,198)
Repurchase of Series A‑18 convertible preferred shares	(12,215)	(3,067)
Balance as of December 31, 2020	816,245,752	189,838,979
Conversion of preferred shares to ordinary shares	(816,245,752)	(189,838,979)
Balance as of December 31, 2021	—	—
Balance as of December 31, 2022	—	—

The Group accounted for repurchases of preferred shares as retirements of treasury shares whereby the difference between the repurchase price and the carrying value of the repurchased preferred shares is accounted for as deemed dividend to the holders of preferred shares which were recorded against additional paid-in capital. The deemed dividend resulting from repurchases of preferred shares was RMB872, and nil for the years ended December 31, 2020 and 2021, respectively.

DIDI GLOBAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except for share and par value)

23. Ordinary shares

As of December 31, 2022, the authorised share capital of the Company is US$100,000 divided into 5,000,000,000 shares, comprising of (i) 4,000,000,000 Class A ordinary shares with a par value of US$0.00002 each, (ii) 500,000,000 Class B ordinary shares with a par value of US$0.00002 each, and (iii) 500,000,000 shares with a par value of US$0.00002 each of such class or classes (however designated) as the board of directors may determine in accordance with the post-offering memorandum and articles of association. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and is not convertible into Class B ordinary shares under any circumstances. Each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof.

In July 2021, the Company completed its IPO and 79,200,000 Class A ordinary shares were issued, with proceeds of RMB28,033,106 (US$4,331,978), net of underwriter commissions and relevant offering expenses. All of the preferred shares were automatically converted into 933,307,510 Class A ordinary shares immediately upon the completion of IPO.

In January 2022, the Company issued 20,917,324 Class A ordinary shares and deposited the shares in its depositary bank pursuant to share incentive plans. The shares are subject to future exercise of options or vesting of RSUs pursuant to share incentive plans and deemed as treasury shares.

In June 2022, the Company filed a Form 25 with the SEC, in order to delist its ADSs from the New York Stock Exchange (“NYSE”). As a result, the Group’s ADSs were delisted from the NYSE on June 13, 2022. The Group’s ADSs have been quoted on OTC Pink under the symbol “DIDIY” thereafter.

As of December 31, 2022, 1,084,058,607 Class A ordinary shares and 112,895,380 Class B ordinary shares were issued and outstanding by the Company.

24. Loss per share

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 for the years ended December 31, 2020, 2021 and 2022 as follows:

	For the Year Ended December 31
	2020	2021	2022
	RMB	RMB	RMB
Numerator:
Net loss attributable to DiDi Global Inc.	(10,514,498)	(49,343,664)	(23,783,321)
Accretion of convertible redeemable non-controlling interests to redemption value	(165,047)	(687,617)	(898,649)
Deemed dividends to preferred shareholders upon repurchases of convertible preferred shares	(872)	—	—
Net loss attributable to ordinary shareholders of DiDi Global Inc.	(10,680,417)	(50,031,281)	(24,681,970)
Denominator:
Weighted average number of Class A and Class B ordinary shares outstanding*	106,694,420	657,996,437	1,210,979,609
Net loss per share attributable to ordinary shareholders
— Basic	(100.10)	(76.04)	(20.38)
— Diluted	(100.10)	(76.04)	(20.38)
*	Vested restricted shares and RSUs and vested share options with minimal exercise price are considered outstanding in the computation of basic loss per share.

DIDI GLOBAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except for share and par value)

24. Loss per share (Continued)

For the years ended December 31, 2020, 2021 and 2022, the Company had ordinary equivalent shares, including preferred shares, share options, restricted shares and RSUs granted. As the Group incurred loss for the years ended December 31, 2020, 2021 and 2022, these ordinary equivalent shares were antidilutive and excluded from the calculation of diluted loss per share of the Company. The weighted average numbers of preferred shares using the if converted method excluded from the calculation of diluted loss per share of the Company were 933,318,197 and 467,932,258 for the years ended December 31, 2020 and 2021, respectively. The weighted average numbers of share options, restricted shares and RSUs granted using the treasury stock method excluded from the calculation of diluted loss per share of the Company were 34,318,101, 68,967,807 and 49,167,693 for the years ended December 31, 2020, 2021 and 2022, respectively.

25. Related party transactions

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

The Group has commercial arrangements with Alibaba Group primarily related to ride hailing and enterprise solutions services within the China Mobility segment. The ride hailing and enterprise solutions services provided to Alibaba Group are conducted on an arm’s length basis compared with similar unrelated parties. All the revenues generated from Alibaba Group accounted for less than 0.2% of the Group’s total revenues for the years ended December 31, 2020, 2021 and 2022, respectively.

The Group also has commercial arrangement with Alibaba Group primarily related to cloud communication services and information technology platform services. The costs and expenses related to these services that were provided by Alibaba Group accounted for less than 0.3% of the Group’s total costs and expenses for the years ended December 31, 2020, 2021 and 2022, respectively.

●	Transactions with Tencent Group

The Group has commercial arrangements with Tencent Group primarily related to ride hailing and enterprise solutions services, online advertising services as well as licensing services. The services provided to Tencent Group are conducted on an arm’s length basis compared with similar unrelated parties. All the revenues generated from Tencent Group accounted for less than 0.5% of the Group’s total revenues for the years ended December 31, 2020, 2021 and 2022, respectively.

The Group also has commercial arrangements with Tencent Group primarily related to payment processing services, colocation services and cloud communication services. The costs and expenses related to these services that were provided by Tencent Group accounted for less than 0.7% of the Group’s total costs and expenses for the years ended December 31, 2020, 2021 and 2022, respectively.

Amounts due from Alibaba Group and Tencent Group related to the above services were RMB66,641 and RMB45,162 as of December 31, 2021 and 2022, respectively.

DIDI GLOBAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except for share and par value)

25. Related party transactions (Continued)

Amounts due to the Alibaba Group and Tencent Group related to the above services were RMB140,557 and RMB198,102 as of December 31, 2021 and 2022, respectively.

In addition, the Group has made certain financing transactions and an equity investment together with Softbank. The agreements for Softbank’s investments in those financing transactions and the equity investment were conducted on fair value basis and are disclosed in Note 4, Note 10 and Note 21.

Transactions with Chengxin

Revenues generated from intra-city freight and ride hailing services provided to Chengxin were RMB277,350 for the year ended December 31, 2021 subsequent to Chengxin’s deconsolidation from the Group. The amount due from Chengxin relating to such services was RMB7,363 as of December 31, 2021.

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

As described in Notes 4 and 27, Chengxin’s shareholders and board resolved to distribute all of its available assets to its shareholders, in accordance with the distribution sequences outlined in the Agreements. As a shareholder of Chengxin, the Group received its share of Chengxin’s assets of RMB1,935,171 upon the completion of the distribution in July 2022. Prior to the distribution, the Group’s transactions with Chengxin were insignificant.

Transactions with other investees

Other than the transactions disclosed above or elsewhere in the consolidated financial statements, the Group has commercial arrangements with certain of its investees to provide or receive technical support and other services. The amounts relating to these services provided or received represented less than 0.2% of the Group’s revenues or total costs and expenses for the years ended December 31, 2020, 2021 and 2022, respectively.

26. Commitments and contingencies

a   Operating lease commitments

The Group has outstanding commitments on non-cancelable operating lease agreements which are expected to commence after December 31, 2022. Operating lease commitments contracted but not yet reflected in the consolidated financial statements as of December 31, 2022 are as follows:

		Less than			Over 5
	Total	1 year	1-3 Years	3-5 Years	Years
Operating lease commitments	79,158	29,318	45,408	3,854	578

These operating leases will commence after December 31, 2022 with lease terms from 1 year to 7 years.

DIDI GLOBAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except for share and par value)

26. Commitments and contingencies (Continued)

b   Litigation and other contingencies

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

Starting in July 2021, the Company and certain of its officers and directors were named as defendants in several putative securities class actions filed in federal court and state court in the United States. These actions alleged, in sum and substance, that the registration statement and prospectus the Group prepared for its initial public offering contained material misstatements and omissions. Upon the issuance date of the consolidated financial statements for the year ended December 31, 2022, both the consolidated federal action and the state court action remain in their preliminary stages. The Group intends to vigorously defend itself against these claims and is currently unable to predict the timing, outcome or consequences of these actions, or estimate the possible loss or possible range of loss, if any, associated with the resolution of these lawsuits. The results from the lawsuits could have an adverse effect on the Group’s consolidated financial position, results of operations, or cash flows in the future.

After our initial public offering in the United States, the SEC contacted the Company and made inquiries in relation to the offering. The Company is cooperating with the investigation, subject to strict compliance with applicable PRC laws and regulations. The Group is currently unable to predict the timing, outcome or consequences of such an investigation.

27. Fair value measurement

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy as of December 31, 2021 and 2022.

		Fair value measurement at reporting date using
		Quoted Prices
		in Active
		Markets for		Significant
		Identical	Significant Other	Unobservable
	December 31	Assets	Observable Inputs	Inputs
Items	2021	(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB
Structured notes under fair value option	4,622	—	4,622	—
Listed equity securities	13,342,946	451,679	12,891,267	—
Equity investments in Chengxin	12,767	—	—	12,767
Convertible Note of Chengxin	673,357	—	—	673,357
Other investments under fair value option	739,446	—	739,446	—
Total	14,773,138	451,679	13,635,335	686,124

DIDI GLOBAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except for share and par value)

27. Fair value measurement (Continued)

		Fair value measurement at reporting date using
		Quoted Prices
		in Active
		Markets for		Significant
		Identical	Significant Other	Unobservable
	December 31	Assets	Observable Inputs	Inputs
Items	2022	(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB
Structured notes under fair value option	1,755,009	—	1,755,009	—
Listed equity securities	6,725,766	6,725,766	—	—
Other investments under fair value option	1,386,741	—	1,386,741	—
Total	9,867,516	6,725,766	3,141,750	—

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

Short-term investments

As there are no quoted prices in active markets for the investment at the reporting date, the Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurement to estimate the fair value of investments in short-term investments with variable interest rates indexed to the performance of underlying assets.

Investments in Chengxin

The Group applies fair value accounting to both equity investment and investment in Convertible Note (Level 3) with assistance of a third-party independent appraiser. The Group applies significant judgments in estimating fair values of Chengxin including selection of valuation methods and significant assumptions used in valuation. The fair value of the Investments in Chengxin upon the deconsolidation was determined by referencing the most recent financing transaction in preferred shares aforementioned in Note 4 and used as an input to an OPM. Other key inputs to the OPM were discounts for lack of marketability(DLOM) relating to the ordinary shares and preferred shares of Chengxin ranging from 12% to 25%, volatility of 55% and time to liquidity of 5.0 years.

At December 31, 2021, the Group, with the assistance of third-party independent appraiser, remeasured the fair value of the Investment in Chengxin by using scenario-based model, which incorporates various estimates, including scenario probability estimates, projected cash flow for each scenario, discount rates and other factors. Two scenarios were considered, including a scenario in which Chengxin will continue to operate normally and complete an initial public offering (“Scenario I”) and a scenario in which Chengxin remains private with limited operating period (“Scenario II”), which were determined by the Company based on an analysis of performance and market conditions at the time. Under both scenarios, the total equity value was determined by using the income approach, specifically a discounted cash flow analysis with unobservable inputs including the discount rates of 22% and 20% respectively for Scenario I and Scenario II. The equity value under Scenario I was allocated on an as-if-fully-converted basis whereas under Scenario II equity value was allocated to each class of shares according to their seniority. As described in Note 4, Chengxin’s shareholders and board resolved to distribute all of its available assets to its shareholders, in accordance with the distribution sequences outlined in the Agreements. As a shareholder of Chengxin, the Group received its share of Chengxin’s assets of RMB1,935,171 upon the completion of distribution in July 2022. The difference amounting to RMB1,172,541 between the distributions received and the investment balance at December 31, 2021 was recorded in investment income (loss), net in the consolidated statement of comprehensive loss in 2022.

DIDI GLOBAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except for share and par value)

27. Fair value measurement (Continued)

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

Non-recurring

The Group measures equity investments without readily determinable fair values at fair value on a nonrecurring basis when an impairment charge is to be recognized. As of December 31, 2021 and 2022, certain investments were measured using significant unobservable inputs (Level 3) and written down from their respective carrying values to fair values, considering the stage of development, the business plan, the financial condition, the sufficiency of funding and the operating performance of the investee companies, with impairment charges incurred and recorded in earnings for the years ended December 31, 2020, 2021 and 2022. The Group recognized impairment charges of RMB1,022,098, nil and RMB18,540 for those investments without readily determinable fair values for the years ended December 31, 2020, 2021 and 2022, respectively, as well as impairment loss of RMB79,875, RMB264,292 and RMB59,651 for equity method investments, for the years ended December 31, 2020, 2021 and 2022, respectively. The fair value of the privately held investments is valued based on the discount cash flow model with unobservable inputs including the discount rate from 15% to 20%, or valued based on market approach with unobservable inputs including selection of comparable companies and multiples and estimated discount for lack of marketability.

The Group’s non-financial assets, such as intangible assets, goodwill and property and equipment, would be measured at fair value only if they were determined to be impaired. The Group reviews the long-lived assets and identifiable intangible assets other than goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. For the years ended December 31, 2020, 2021 and 2022, the Group recognized RMB891,180, RMB2,535,959 and RMB17,736 of impairment loss on the long-lived assets other than goodwill based on management’s assessment (Level 3). In accordance with the Group policy to perform an impairment assessment of its goodwill on an annual basis as of the balance sheet date or when facts and circumstances warrant a review, the Group performed an impairment assessment for the goodwill of reporting units annually. The Group concluded that no write down was warranted for the years ended December 31, 2020 and 2022. For the year ended December 31, 2021, impairment loss with the amount of RMB2,501,100 was recorded for goodwill generated from the acquisition of 99 Taxis. The inputs used to measure the estimated fair value of the long-lived assets and goodwill are classified as Level 3 fair value measurement due to the significance of unobservable inputs using company-specific information. The valuation methodology used to estimate the fair value of the long-lived assets is discussed in Note 14 Goodwill for further information.

As a result of the adverse change in the operating and financial performance of the Group’s bike and e-bike sharing business during the third quarter of 2021, a quantitative impairment assessment was first performed based on the undiscounted future cash flows for each identifiable asset group within bike and e-bike sharing business with unobservable inputs. The impairment was measured using the discount curve of discount rate of 16% for asset groups that failed the first step impairment test.

DIDI GLOBAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except for share and par value)

28. Restricted net assets

PRC laws and regulations permit payments of dividends by the Group’s subsidiaries incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Group’s subsidiaries incorporated in the PRC are required to annually appropriate 10% of their net income to the statutory reserve prior to payment of any dividends, unless the reserve has reached 50% of their respective registered capital. Furthermore, registered share capital and capital reserve accounts are also restricted from distribution. As a result of the restrictions described above and elsewhere under PRC laws and regulations, the Group’s subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Group in the form of dividends. Furthermore, cash transfers from the Company’s PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may temporarily delay the ability of the PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations. The restriction amounted to RMB 15,258,904 as of December 31, 2022. Except for the above or disclosed elsewhere, there is no other restriction on the use of proceeds generated by the Group’s subsidiaries to satisfy any obligations of the Group.

The Group performed a test on the restricted net assets of its subsidiaries and VIEs in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the restricted net assets do not exceed 25% of the consolidated net assets of the Group as of December 31, 2022 and the condensed financial information of the parent company are not required to be presented.