Form 20-F
period 2023-12-31
DiDi Global Inc.
filed 2024-04-15
CIK 1764757

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023.
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

As of December 31, 2023, there were 1,215,116,421 ordinary shares outstanding, par value US$0.00002 per share, comprising 1,117,559,552 Class A ordinary shares (excluding 11,653,329 Class A Ordinary Shares repurchased by us and not yet cancelled or issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Share Incentive Plans) and 97,556,869 Class B ordinary shares.

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

Our reporting currency is the Renminbi. This annual report also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at RMB7.0999 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 29, 2023. We make no representation that the Renminbi or U.S. dollars amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

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

Risks Relating to Our Business

●	If we are unable to attract or retain consumers, our platform will become less appealing to drivers and businesses, and our business and financial results may be materially and adversely impacted.
●	If we are unable to attract or retain drivers, our platform will become less appealing to consumers, and our business and financial results may be materially and adversely impacted.
●	We are subject to laws, regulations and regulatory policies that are being continuously amended and improved, and the interpretation and implementation of newly established policies may remain uncertain, which could have an adverse impact on our business and future prospects.
●	If we or drivers or vehicles on our platform fail to obtain and maintain the licenses, permits or approvals required by the jurisdictions where we operate, our business, financial condition and results of operations may be materially and adversely impacted.
●	New cybersecurity and data security measures and regulations could impose further compliance requirements on our business, cause us to incur new expenses for compliance, or expose us to new legal risks in the event we fail to comply with these regulatory requirements.
●	If we fail to ensure the safety of consumers and drivers, our business, results of operations and financial condition could be materially and adversely affected.
●	Maintaining and enhancing our brand and reputation is critical to our business prospects. We have been subject to negative publicity at various times, and failure to maintain our brand and reputation will cause our business to suffer.
●	We have incurred significant losses from our operations since inception, and we may not achieve or maintain operating profit.
●	Our relatively limited operating history and our evolving business make it difficult to evaluate our future prospects and the risks and challenges we may encounter.
●	Adverse litigation judgments or settlements resulting from legal proceedings or investigations in which we may be involved could expose us to monetary damages or limit our ability to operate our business.

Risks Relating to Our Corporate Structure

●	We are a Cayman Islands holding company with no equity ownership in the VIEs and we conduct our operations in China primarily through (i) our subsidiaries in China, (ii) the VIEs with which we have contractual arrangements, and (iii) the subsidiaries of the VIEs. Investors thus are not purchasing direct equity interests in our operating entities in China but instead are purchasing equity interests in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries, the VIEs and their subsidiaries, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to the risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.”
●	If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations governing the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or need to relinquish our interests in those operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations governing the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or need to relinquish our interests in those operations” on page 41.
●	The DiDi Partnership and its related arrangements will impact your ability to appoint executive directors and nominate certain executive officers of the company. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The DiDi Partnership and its related arrangements will impact your ability to appoint executive directors and nominate certain executive officers of the company” on page 42.
●	The interests of the DiDi Partnership may conflict with your interests on certain matters and you may be disadvantaged. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The interests of the DiDi Partnership may conflict with your interests on certain matters and you may be disadvantaged” on page 42.
●	The contractual arrangements with the VIEs and their shareholders may not be as effective as direct ownership in providing operational control. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The contractual arrangements with the VIEs and their shareholders may not be as effective as direct ownership in providing operational control” on page 42.
●	Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business” on page 43.
●	The shareholders of the VIEs may have actual or potential conflicts of interest with us, which may adversely affect our business and financial condition. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The shareholders of the VIEs may have actual or potential conflicts of interest with us, which may adversely affect our business and financial condition” on page 44.

Risks Relating to Doing Business in China

●	Changes and developments in China’s economy, social conditions or government policies could have a material adverse effect on our business, financial conditions and results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Changes and developments in China’s economy, social conditions or government policies could have a material adverse effect on our business, financial conditions and results of operations” on page 46.
●	Claims and/or regulatory actions against us related to anti-monopoly and/or other aspects of our business may result in our being subject to fines, constraints on or modification of our business practice, damage to our reputation, and material adverse impact on our financial condition, results of operations and prospects. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Claims and/or regulatory actions against us related to anti-monopoly and/or other aspects of our business may result in our being subject to fines, constraints on or modification of our business practice, damage to our reputation, and material adverse impact on our financial condition, results of operations and prospects” on page 46.
●	Uncertainties associated with change in or development of PRC legal system could adversely affect us. The PRC governmental authorities may continue to promulgate new rules and regulations or amend existing rules and regulations that could affect our business operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties associated with change in or development of PRC legal system could adversely affect us” on page 48.
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” on page 49.
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. A prohibition on trading, or the threat of a prohibition on trading, may materially and adversely affect the value of your investment. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. A prohibition on trading, or the threat of a prohibition on trading, may materially and adversely affect the value of your investment” on page 49.
●	The PRC government has jurisdiction over our business operations and may exercise discretion pursuant to PRC laws and regulations. The PRC government may intervene or influence our operations by taking regulatory actions if we fail to comply with applicable PRC laws, regulations or regulatory requirements, and our operations may be materially affected by such regulatory actions, and if such regulatory actions are taken to exert oversight over offerings conducted overseas and/or foreign investment in China-based issuers, our operations and the value of our securities may be materially affected. In the event that we fail to comply with any PRC legal and regulatory requirement in relation to overseas securities issuance or foreign investment, our ability to offer or continue to offer securities to investors could be significantly limited or completely hindered and the value of such securities could significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may be required to obtain approval or subject to filing or other requirements from the CSRC or other PRC governmental authorities for any future listing or other financing activities” on page 56 and “—The PRC government has jurisdiction over our business operations and may exercise discretion pursuant to PRC laws and regulations. If we fail to comply with applicable PRC laws, regulations or regulatory requirements, our operations and the value of our securities may be materially affected” on page 48.

●	We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business. To the extent cash or assets in our business are held in the PRC or by a PRC entity, the funds or assets may not be available to fund operations or for other use outside of the PRC due to the imposition of restrictions and limitations by the PRC government. Although currently there are no equivalent or similar limitations in Hong Kong on cash transfers to or from our Hong Kong entities (including currency conversion), if certain limitations in the PRC were to become applicable to cash transfers to or from Hong Kong entities (including currency conversion) in the future, the funds in our Hong Kong entities, likewise, may not be available to meet our currency demand. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” on page 50.
●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this annual report based on foreign laws. All of our directors and senior executive officers reside within China for at least a significant portion of the time, and it will be more difficult to enforce liabilities and enforce judgments on those individuals. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this annual report based on foreign laws” on page 60.

Risks Relating to Our ADSs

●	The delisting of our ADSs from NYSE may continue to have a material adverse effect on the trading and price of our ADSs, and we cannot assure you that our ADSs will be relisted on any other internationally recognized stock exchange, or that if they are ever relisted, they will remain listed.
●	The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

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

Our Holding Company Structure and Contractual Arrangements with the VIEs

DiDi Global Inc. is not an operating company in China but a Cayman Islands holding company with no equity ownership in the VIEs. We conduct our operations in China through (i) our PRC subsidiaries, (ii) the VIEs, with which we have contractual arrangements, and (iii) the subsidiaries of the VIEs. This holding company structure involves unique risks to investors. See “Item 3. Key Information—D. Risk Factors—Risks Relating to our Corporate Structure” for more details. PRC laws and regulations impose restrictions on foreign ownership and investment in certain internet-based businesses. Accordingly, we operate these businesses in China through the VIEs and their subsidiaries, and rely on contractual arrangements between our PRC subsidiary, the VIEs and their respective shareholders to direct activities of the VIEs and their subsidiaries that most significantly impact their economic performance and receive economic benefits from them that could potentially be significant to them. Revenues contributed by the VIEs and their subsidiaries accounted for 95.8%, 92.9% and 92.5% of our total revenues for 2021, 2022 and 2023, respectively. As used in this annual report, “we,” “us,” “our company” and “our” refer to DiDi Global Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIEs in China and their subsidiaries, including but not limited to Beijing Xiaoju Science and Technology Co., Ltd., or Xiaoju Technology, a limited liability company incorporated under the laws of the PRC, which holds our subsidiaries operating our mobility services in China. Xiaoju Technology and its affiliates hold VATS Licenses in various subcategories, including the VATS Licenses for internet content provider (ICP) services, internet data center services, online data and transaction processing services, domestic multi-party communications services and domestic call center services, as well as online ride hailing operation permits for certain cities. See “—Permissions Required from the PRC Authorities for Our Securities Offerings and Operations” for more detail on the licenses they hold. Investors in our ADSs are not purchasing equity interests in the VIEs in China but instead are purchasing equity interests in a holding company incorporated in the Cayman Islands. All of the VIEs are domestic PRC companies in which we do not have any equity ownership but whose financial results have been consolidated into our consolidated financial statements based solely on contractual arrangements in accordance with U.S. GAAP.

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

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIEs and their shareholders. It is uncertain whether any new PRC laws or regulations relating to the contractual arrangements of the VIEs will be adopted or, if adopted, what they would provide. If we or the VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations governing the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or need to relinquish our interests in those operations.”

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

The following diagram illustrates our corporate structure as of the date of this annual report, including our principal subsidiaries, the principal variable interest entity, and other entities:

(1)

Mr. Will Wei Cheng, Mr. Gang Wang, Mr. Bob Bo Zhang, Mr. Rui Wu and Mr. Ting Chen each hold 49.19%, 48.23%, 1.55%, 0.72% and 0.31% of the equity interests in Xiaoju Technology, respectively. Mr. Cheng is our founder, the chairman of our board of directors and our chief executive officer, Mr. Gang Wang is a shareholder of our company, Mr. Bob Bo Zhang is our chief technology officer, Mr. Rui Wu is our vice president of risk control and compliance, and Mr. Ting Chen is the general manager of a subsidiary of our company.

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

Given the uncertainties of interpretation and implementation of laws and regulations and the enforcement practice of government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. If we, our PRC subsidiaries or the VIEs or their subsidiaries do not receive or maintain any necessary permissions or approvals from PRC authorities to operate their business or offer securities, or inadvertently conclude that such permissions or approvals are not required, or if applicable laws, regulations, or interpretations change in the future and we, our PRC subsidiaries or the VIEs or their subsidiaries are therefore required to obtain such permissions or approvals in the future, we cannot assure you that the necessary permissions or approvals will be obtained or renewed in a timely manner. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of the required licenses. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If we or drivers or vehicles on our platform fail to obtain and maintain the licenses, permits or approvals required by the jurisdictions where we operate, our business, financial condition and results of operations may be materially and adversely impacted,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our business is subject to extensive government regulation and oversight relating to the provision of payment and financial services” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties associated with change in or development of PRC legal system could adversely affect us.”

Furthermore, the PRC authorities have promulgated new or proposed laws and regulations to further regulate securities offerings that are conducted overseas and/or foreign investment in China-based issuers. For more detailed information, see “Item 4. Information on the Company—B. Business Overview—Regulation—PRC Regulations—Regulations on Mergers and Acquisitions and Overseas Listings” and “Item 4. Information on the Company—B. Business Overview—Regulation—PRC Regulations—Regulations Relating to Cybersecurity and Information Security.” According to these new laws and regulations and the draft laws and regulations if enacted in their current forms, in connection with our future offshore offering activities, we may be required to fulfill filing and reporting procedures with the CSRC, and may be required to go through cybersecurity review by the PRC authorities. However, there are uncertainties with respect to whether we will be able to fully comply with requirements to obtain any permissions and approvals from, or complete any reporting or filing procedures with, PRC authorities that may be in effect in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—New cybersecurity and data security measures and regulations could impose further compliance requirements on our business, cause us to incur new expenses for compliance, or expose us to new legal risks in the event we fail to comply with these regulatory requirements.” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may be required to obtain approval or subject to filing or other requirements from the CSRC or other PRC governmental authorities for any future listing or other financing activities.”

Past Cybersecurity Review and Rectification

On July 2, 2021, the Cybersecurity Review Office posted an announcement stating that we were subject to a cybersecurity review and that it required us to suspend new user registration in China during the review. On July 4 and July 9, 2021, the CAC posted announcements, which together stated that 26 of the apps that we operate in China violated PRC laws and regulations in collecting personal information. Pursuant to the PRC Cybersecurity Law, app stores were notified to take down these apps in China. On January 16, 2023, with the approval of the Cybersecurity Review Office, we resumed the registration of new users on DiDi Chuxing.

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

However, there are uncertainties with respect to whether we will become subject to any new cybersecurity review in the future and if we are unable to complete the new review and any necessary rectification measures, the growth and usage of our platform in China may decline, which could materially and adversely affect our business, financial condition, results of operations and prospects.

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

Under PRC law, DiDi Global Inc. may provide funding to its PRC subsidiaries only through capital contributions or loans, and to the VIEs only through loans, subject to satisfaction of government registration and approval requirements. We have comprehensive cash management policies in place with respect to transfers of funds through our organization. Our management regularly monitors the liquidity position and funding requirements of our subsidiaries and the VIEs. When funding is required by our subsidiaries or the VIEs, a thorough assessment is performed on the purpose, amount and form of the funding, either through capital contributions or loans. All necessary internal approvals must be obtained prior to any transfer of funds through our organization. All such transfers are reviewed and approved by the authorities where required, including SAFE. Our cash management policies also govern the management of any funds that are not in the process of being transferred. Such funds are retained by DiDi Global Inc. or its subsidiaries outside of China mainly in the form of cash and cash equivalents and highly liquid short-term investments. For the years ended December 31, 2021, 2022 and 2023, DiDi Global Inc. had provided loans of RMB65.8 billion, RMB6.6 billion and RMB38.3 billion (US$5.4 billion), respectively, to its subsidiaries, and collected loans of RMB41.2 billion, RMB14.7 billion and RMB35.9 billion (US$5.1 billion), respectively, from its subsidiaries. For the years ended December 31, 2021, 2022 and 2023, DiDi Global Inc. provided capital contributions of RMB4.5 billion, RMB91 million and nil, respectively, to its subsidiaries. For more information relating to fund flows through our organization, see cash flow information disclosed in “Item 3. Key Information—Financial Information Related to the VIEs.” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information.”

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

Selected Condensed Consolidated Statements of Operations and Comprehensive Income Information

	For the Year Ended December 31, 2023
	DiDi		Primary	VIEs and
	Global	Other	Beneficiaries	VIEs’	Eliminating	Consolidated
	Inc.	Subsidiaries	of VIEs	Subsidiaries	adjustments	totals

	(RMB in millions)
Inter-company revenues (1)	—	984	23,006	3,922	(27,912)	—
Third-party revenues	—	13,869	507	178,004	—	192,380
Total revenues	—	14,853	23,513	181,926	(27,912)	192,380
Inter-company costs and expenses (1)	—	(6,287)	(4,262)	(17,363)	27,912	—
Third-party costs and expenses	(80)	(14,926)	(19,089)	(164,026)	—	(198,121)
Total costs and expenses	(80)	(21,213)	(23,351)	(181,389)	27,912	(198,121)
Income (loss) from operations	(80)	(6,360)	162	537	—	(5,741)
Income from non-operations	2,066	2,905	801	594	—	6,366
Share of income (loss) of subsidiaries and VIEs (2)	(1,492)	1,932	1,067	—	(1,507)	—
Income (loss) before income tax expenses	494	(1,523)	2,030	1,131	(1,507)	625
Income tax benefits (expenses)	—	72	(98)	(64)	—	(90)
Net income (loss)	494	(1,451)	1,932	1,067	(1,507)	535
Less: Net income attributable to non-controlling interest shareholders	—	41	—	—	—	41
Net income (loss) attributable to DiDi Global Inc.	494	(1,492)	1,932	1,067	(1,507)	494

	For the Year Ended December 31, 2022
	DiDi		Primary	VIEs and
	Global	Other	Beneficiaries	VIEs’	Eliminating	Consolidated
	Inc.	Subsidiaries	of VIEs	Subsidiaries	adjustments	totals

	(RMB in millions)
Inter-company revenues (1)	—	1,022	16,696	1,495	(19,213)	—
Third-party revenues	—	9,149	900	130,743	—	140,792
Total revenues	—	10,171	17,596	132,238	(19,213)	140,792
Inter-company costs and expenses (1)	—	(684)	(2,152)	(16,377)	19,213	—
Third-party costs and expenses	(8,276)	(15,397)	(18,172)	(116,771)	—	(158,616)
Total costs and expenses	(8,276)	(16,081)	(20,324)	(133,148)	19,213	(158,616)
Loss from operations	(8,276)	(5,910)	(2,728)	(910)	—	(17,824)
Income (loss) from non-operations	374	(7,145)	118	698	—	(5,955)
Share of loss of subsidiaries and VIEs (2)	(15,882)	(2,952)	(297)	—	19,131	—
Loss before income tax expenses	(23,784)	(16,007)	(2,907)	(212)	19,131	(23,779)
Income tax benefits (expenses)	—	126	(45)	(85)	—	(4)
Net loss	(23,784)	(15,881)	(2,952)	(297)	19,131	(23,783)
Less: Net income attributable to non-controlling interest shareholders	—	1	—	—	—	1
Net loss attributable to DiDi Global Inc.	(23,784)	(15,882)	(2,952)	(297)	19,131	(23,784)

	For the Year Ended December 31, 2021
	DiDi		Primary	VIEs and
	Global	Other	Beneficiaries	VIEs’	Eliminating	Consolidated
	Inc.	Subsidiaries	of VIEs	Subsidiaries	adjustments	totals

	(RMB in millions)
Inter-company revenues (1)	—	887	15,452	1,708	(18,047)	—
Third-party revenues	—	6,593	631	166,603	—	173,827
Total revenues	—	7,480	16,083	168,311	(18,047)	173,827
Inter-company costs and expenses (1)	—	(600)	(2,126)	(15,321)	18,047	—
Third-party costs and expenses	(95)	(45,866)	(18,021)	(158,287)	—	(222,269)
Total costs and expenses	(95)	(46,466)	(20,147)	(173,608)	18,047	(222,269)
Loss from operations	(95)	(38,986)	(4,064)	(5,297)	—	(48,442)
Income (loss) from non-operations	406	(824)	51	(359)	—	(726)
Share of loss of subsidiaries and VIEs (2)	(49,654)	(9,979)	(5,958)	—	65,591	—
Loss before income tax expenses	(49,343)	(49,789)	(9,971)	(5,656)	65,591	(49,168)
Income tax benefits (expenses)	—	144	(8)	(302)	—	(166)
Net loss	(49,343)	(49,645)	(9,979)	(5,958)	65,591	(49,334)
Less: Net income attributable to non-controlling interest shareholders	—	9	—	—	—	9
Net loss attributable to DiDi Global Inc.	(49,343)	(49,654)	(9,979)	(5,958)	65,591	(49,343)

Selected Condensed Consolidated Balance Sheet Information

	As of December 31, 2023
	DiDi		Primary	VIEs and
	Global	Other	Beneficiaries	VIEs’	Eliminating	Consolidated
	Inc.	Subsidiaries	of VIEs	Subsidiaries	adjustments	totals

	(RMB in millions)
ASSETS
Cash and cash equivalents	131	10,828	1,717	14,632	—	27,308
Restricted cash	—	21	1	1,138	—	1,160
Short-term treasury investments	—	16,852	—	2,390	—	19,242
Accounts and notes receivable, net	—	1,125	135	2,028	—	3,288
Amounts due from group companies (2)	98,983	38,493	14,032	25,637	(177,145)	—
Long-term treasury investments	—	7,646	—	247	—	7,893
Investment securities and other investments	3,220	6,468	709	689	—	11,086
Equity method investments, net	—	1,317	—	3,279	—	4,596
Property and equipment, net	—	2,588	1,458	284	—	4,330
Intangible assets, net	—	19	207	450	—	676
Goodwill	—	46,378	—	—	—	46,378
Other assets	438	11,521	1,869	4,041	—	17,869
Total assets	102,772	143,256	20,128	54,815	(177,145)	143,826
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY (DEFICIT)
Short-term borrowings	—	1,277	3,754	2,651	—	7,682
Accounts and notes payable	—	60	35	4,469	—	4,564
Amounts due to group companies (2)	4,382	161,151	24,969	61,320	(251,822)	—
Operating lease liabilities	—	432	431	106	—	969
Long-term borrowings	—	149	64	831	—	1,044
Other liabilities	596	5,578	3,884	6,464	—	16,522
Total liabilities	4,978	168,647	33,137	75,841	(251,822)	30,781
Mezzanine equity	—	26,059	—	—	(10,983)	15,076
Total DiDi Global Inc. shareholders’ equity (deficit)	97,794	(51,625)	(13,009)	(21,026)	85,660	97,794
Non-controlling interests	—	175	—	—	—	175
Total shareholders’ equity (deficit)	97,794	(51,450)	(13,009)	(21,026)	85,660	97,969
Total liabilities, mezzanine equity and shareholders’ equity (deficit)	102,772	143,256	20,128	54,815	(177,145)	143,826

	As of December 31, 2022
	DiDi		Primary	VIEs and
	Global	Other	Beneficiaries	VIEs’	Eliminating	Consolidated
	Inc.	Subsidiaries	of VIEs	Subsidiaries	adjustments	totals

	(RMB in millions)
ASSETS
Cash and cash equivalents	325	13,868	1,103	5,559	—	20,855
Restricted cash	—	72	10	739	—	821
Short-term treasury investments	—	12,477	1,578	2,911	—	16,966
Accounts and notes receivable, net	—	736	163	1,353	—	2,252
Amounts due from group companies (2)	99,291	35,704	8,656	29,306	(172,957)	—
Long-term treasury investments	—	9,178	—	1,022	—	10,200
Investment securities and other investments	202	6,904	—	1,285	—	8,391
Equity method investments, net	—	1,020	—	3,134	—	4,154
Property and equipment, net	—	3,629	1,815	274	—	5,718
Intangible assets, net	—	982	280	462	—	1,724
Goodwill	—	46,378	—	—	—	46,378
Other assets	31	7,855	2,519	3,349	—	13,754
Total assets	99,849	138,803	16,124	49,394	(172,957)	131,213
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY (DEFICIT)
Short-term borrowings	—	2,022	2,718	200	—	4,940
Accounts and notes payable	—	166	31	2,673	—	2,870
Amounts due to group companies (2)	4,139	161,720	22,534	63,722	(252,115)	—
Operating lease liabilities	—	326	658	274	—	1,258
Long-term borrowings	—	150	—	—	—	150
Other liabilities	435	4,029	3,373	4,734	—	12,571
Total liabilities	4,574	168,413	29,314	71,603	(252,115)	21,789
Mezzanine equity	—	24,885	—	—	(10,805)	14,080
Total DiDi Global Inc. shareholders’ equity (deficit)	95,275	(54,564)	(13,190)	(22,209)	89,963	95,275
Non-controlling interests	—	69	—	—	—	69
Total shareholders’ equity (deficit)	95,275	(54,495)	(13,190)	(22,209)	89,963	95,344
Total liabilities, mezzanine equity and shareholders’ equity (deficit)	99,849	138,803	16,124	49,394	(172,957)	131,213

Selected Condensed Consolidated Cash Flow Information

	For the Year Ended December 31, 2023
	DiDi		Primary	VIEs and
	Global	Other	Beneficiaries	VIEs’	Eliminating	Consolidated
	Inc.	Subsidiaries	of VIEs	Subsidiaries	adjustments	totals

	(RMB in millions)
Net cash provided by (used in) inter-company transactions (3)	—	(6,270)	6,591	(321)	—	—
Net cash provided by (used in) operating activities with external parties	(93)	5,166	(14,911)	17,476	—	7,638
Net cash provided by (used in) operating activities	(93)	(1,104)	(8,320)	17,155	—	7,638
Capital contribution to subsidiaries	—	(910)	—	—	910	—
Loan to group companies	(38,341)	(7,673)	(1,680)	—	47,694	—
Loan repayments from group companies	35,870	13,195	5,999	—	(55,064)	—
Other investing activities with group companies	—	95	(95)	—	—	—
Net cash provided by (used in) investing activities with external parties	2,240	(8,586)	1,091	775	—	(4,480)
Net cash provided by (used in) investing activities	(231)	(3,879)	5,315	775	(6,460)	(4,480)
Capital injection from shareholders	—	—	910	—	(910)	—
Loan from group companies	—	38,341	1,903	7,450	(47,694)	—
Loan repayments to group companies	—	(35,870)	—	(19,194)	55,064	—
Other financing activities with group companies	—	180	(180)	—	—	—
Net cash provided by (used in) financing activities with external parties	93	(851)	1,010	3,286	—	3,538
Net cash provided by (used in) financing activities	93	1,800	3,643	(8,458)	6,460	3,538

	For the Year Ended December 31, 2022
	DiDi		Primary	VIEs and
	Global	Other	Beneficiaries	VIEs’	Eliminating	Consolidated
	Inc.	Subsidiaries	of VIEs	Subsidiaries	adjustments	totals

	(RMB in millions)
Net cash provided by (used in) inter-company transactions (3)	(8,026)	(871)	16,467	(7,570)	—	—
Net cash provided by (used in) operating activities with external parties	(190)	1,642	(23,204)	12,198	—	(9,554)
Net cash provided by (used in) operating activities	(8,216)	771	(6,737)	4,628	—	(9,554)
Capital contribution to subsidiaries	(91)	(386)	—	—	477	—
Loan to group companies	(6,568)	(7,848)	—	—	14,416	—
Loan repayments from group companies	14,704	17,812	—	—	(32,516)	—
Net cash provided by (used in) investing activities with external parties	—	(10,751)	161	(438)	—	(11,028)
Net cash provided by (used in) investing activities	8,045	(1,173)	161	(438)	(17,623)	(11,028)
Capital injection from shareholders	—	91	386	—	(477)	—
Loan from group companies	—	6,568	5,898	1,950	(14,416)	—
Loan repayments to group companies	—	(14,704)	—	(17,812)	32,516	—
Net cash provided by (used in) financing activities with external parties	25	(1,774)	(1,159)	(637)	—	(3,545)
Net cash provided by (used in) financing activities	25	(9,819)	5,125	(16,499)	17,623	(3,545)

	For the Year Ended December 31, 2021
	DiDi		Primary	VIEs and
	Global	Other	Beneficiaries	VIEs’	Eliminating	Consolidated
	Inc.	Subsidiaries	of VIEs	Subsidiaries	adjustments	totals

	(RMB in millions)
Net cash provided by (used in) inter-company transactions (3)	—	92	1,120	(1,212)	—	—
Net cash provided by (used in) operating activities with external parties	(56)	(885)	(15,316)	2,843	—	(13,414)
Net cash provided by (used in) operating activities	(56)	(793)	(14,196)	1,631	—	(13,414)
Capital contribution to subsidiaries	(4,536)	(21,646)	—	—	26,182	—
Loan to group companies	(65,832)	(9,923)	(999)	—	76,754	—
Loan repayments from group companies	41,242	8,750	—	—	(49,992)	—
Other investing activities with group companies	—	(75)	75	—	—	—
Net cash provided by (used in) investing activities with external parties	1,144	(1,040)	(1,648)	2,689	—	1,145
Net cash provided by (used in) investing activities	(27,982)	(23,934)	(2,572)	2,689	52,944	1,145
Capital injection from shareholders	—	4,536	21,646	—	(26,182)	—
Loan from group companies	—	65,832	—	10,922	(76,754)	—
Loan repayments to group companies	—	(41,242)	(5,750)	(3,000)	49,992	—
Net cash provided by (used in) financing activities with external parties	27,827	8,264	2,516	(3,416)	—	35,191
Net cash provided by (used in) financing activities	27,827	37,390	18,412	4,506	(52,944)	35,191

Note:

(1)	It represents the elimination of the intercompany service charge under a series of commercial agreements at the consolidation level.
(2)	It represents the elimination of the intercompany balances and investment among DiDi Global Inc., other subsidiaries, primary beneficiaries of VIEs and VIEs and VIEs’ subsidiaries. The carrying amounts of investments in subsidiaries and VIEs for their share of cumulative losses were reduced to nil as of December 31, 2022 and 2023, respectively, and the carrying amounts of “amounts due from group companies” were further adjusted. As of December 31, 2022 and 2023, there were no balances for service fees charged to VIEs pursuant to each exclusive business cooperation agreement with the VIEs.
(3)	For the years ended December 31, 2021, 2022, and 2023, cash paid by VIEs to subsidiaries under a series of commercial agreements mainly including technical service fees, were RMB1,212 million, RMB7,570 million and RMB321 million, respectively. For the years ended December 31, 2021, 2022 and 2023, no service fees were paid by the VIEs to our PRC subsidiaries pursuant to each exclusive business cooperation agreement with the VIEs.

Transfers of Cash within DiDi Group

The following is a summary of cash transfers that have occurred between our subsidiaries and the VIEs:

	For the Year Ended December 31,
	2021	2022	2023

	(RMB in millions)
Cash paid by the VIEs to our subsidiaries under a series of commercial agreements	(1,212)	(7,570)	(321)
Cash paid by the VIEs to our subsidiaries for inter-company financing activities	(3,000)	(17,812)	(19,194)
Cash received by the VIEs from our subsidiaries for inter-company financing activities	10,922	1,950	7,450

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In June 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of the annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed the annual report on Form 20-F for the fiscal year ended December 31, 2022.

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

The means we use to onboard and attract drivers may be challenged by competitors, government regulators, or individual plaintiffs. We may use third-party service providers to recruit drivers for our platform and we cannot ensure that the advertisements they use are in strict compliance with advertising and other laws and regulations.

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

We have operations in China and 14 other countries through our platforms or our partnerships across the world as of December 31, 2023. We are subject to differing and sometimes conflicting laws and regulations in the various jurisdictions where we provide our offerings. As the shared mobility industry is still at a relatively early stage of development, new laws and regulations may be adopted from time to time to address new issues that come to the authorities’ attention. For example, on September 7, 2021, the General Office of the Ministry of Transport of the PRC promulgated the Notice on Maintaining Fair Competition Market Order and Accelerating the Standardization of Online Ride Hailing, which provides that local transportation departments should urge online ride hailing platform enterprises to operate in accordance with laws and regulations, and that these enterprises must accelerate the removal of non-compliant drivers and vehicles from their platforms. In addition, any illegal and irregular behaviors, such as low-price dumping, big data-enabled price discrimination against existing customers and inducement of fraud will be strictly punished in order to maintain a fair and competitive market.

In addition, since some of the existing laws and regulations governing our business activities have only been recently promulgated, how they will be interpreted or implemented depends on the implementation rules to be promulgated by the regulators. If we fail to comply with these new regulatory requirements, we may be subject to new legal risks. For example, we generally treat drivers as independent contractors, but that determination may be challenged. See “—Our business would be adversely affected if drivers were classified as employees, workers or quasi-employees.” A large number of proposals are before various national, regional, and local legislative bodies and regulatory entities regarding issues related to our industry or our business model. As we expand into new cities or countries or as we add new products and services to our platform, we may become subject to additional laws and regulations that we are not subject to now. Existing or new laws, regulations and regulatory policies are being continuously amended and improved, and the interpretation and implementation of newly established policies may remain uncertain, which could expose us to substantial liability, including expenses necessary to comply with such laws and regulations, and could dampen the growth and usage of our platform, which could adversely affect our business and results of operations.

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

The PRC government has proposed or promulgated a number of new measures and regulations in recent years regarding cybersecurity and data security, such as the Cybersecurity Law promulgated by the Standing Committee of the National People’s Congress in November 2016, which came into effect in June 2017, the Data Security Law promulgated by the Standing Committee of the National People’s Congress in June 2021, which came into effect in September 2021, the Personal Information Protection Law promulgated by the Standing Committee of the National People’s Congress in August 2021, effective in November 2021. These regulatory developments impose more specific and comprehensive requirements with respect to data security and privacy protection. For more information about these PRC laws and regulations, see “Item 4. Information on the Company—B. Business Overview—Regulation—PRC Regulations—Regulations Relating to Cybersecurity and Information Security” and “Item 4. Information on the Company—B. Business Overview—Regulation—PRC Regulations—Regulations Relating to Privacy Protection.”

On December 28, 2021, the CAC, together with certain other PRC governmental authorities, promulgated the Revised Cybersecurity Review Measures, which took effect from February 15, 2022. Pursuant to these measures, the purchase of network products and services by an operator of critical information infrastructure or the data processing activities of a network platform operator that affect or may affect national security will be subject to cybersecurity review. In addition, any online platform operator possessing over one million users’ individual information must apply for a cybersecurity review before listing abroad. The competent governmental authorities may also initiate a cybersecurity review against an operator if the authorities believe that the network product or service or data processing activities of the operator affects or may affect national security. Article 10 of the Revised Cybersecurity Review Measures also set out certain national security risk factors to be considered and assessed under the cybersecurity review. See “Item 4. Information on the Company—B. Business Overview—Regulation—PRC Regulations—Regulations on Cybersecurity and Information Security.” As of the date of this annual report, no regulator has promulgated any detailed implementation rules, the specific scope of “operators of critical information infrastructure” is subject to the discretion of the regulators and the specific rules regarding whether an activity “will or may affect national security” have not yet been promulgated. As such, how the Revised Cybersecurity Review Measures will be interpreted or implemented depends on the implementation rules to be promulgated by the regulators. If we fail to comply with these new regulatory requirements, we may be subject to new legal risks.

We intend to closely monitor regulatory developments and take any necessary measures in a timely manner to protect user privacy and data security. For example, after these new laws and regulations were promulgated, to ensure our compliance with them, we (i) enhanced the ability of our internal departments to protect information and maintain data security; (ii) supplemented and refined our policies for data security and personal information protection; (iii) enhanced our assessment and approval procedures for data processing activities, and created personal information protection assessments regarding processing of sensitive information; (iv) refined our mechanisms for responding to user rights requests to ensure a timely and adequate response; and (v) further enhanced our technical measures relating to data security.

On November 14, 2021, the CAC promulgated the draft Regulations on the Administration of Cyber Data Security for public comment, pursuant to which data processors conducting the following activities must apply for cybersecurity review: (i) a merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) an overseas listing of a data processor that processes the personal information of more than one million users; (iii) a listing in Hong Kong that affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. To date, these draft regulations have not yet become effective, but if they were promulgated in their current form, and if we are required to apply for a new cybersecurity review but are unable to complete that review, our business operations may be materially and adversely impacted.

In addition, the draft Regulations on the Administration of Cyber Data Security set out a full set of compliance requirements with respect to the processing of important data and impose regulatory requirements on the governance of internet platform operators’ data. Since our mobility services may involve the collection and usage of important data, if this draft is finalized in its current form, we would need to enhance our internal data governance to comply with the compliance requirements. These laws, rules or regulations, together with the rules promulgated by the CSRC regarding overseas listing by PRC domestic companies, may further affect our business and any future securities offerings given factors such as our various networks, platforms, types of data collected, number of users, among others. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may be required to obtain approval or subject to filing or other requirements from the CSRC or other PRC governmental authorities for any future listing or other financing activities” for more details regarding the rules promulgated by the CSRC regarding overseas listing by PRC domestic companies.

In the meantime, the PRC regulatory authorities have also enhanced the supervision and regulation of cross-border data transfer. For example, the CAC promulgated the Measures for the Security Assessment of Cross-Border Data Transfer, which took effect on September 1, 2022. These measures require data processors providing data to overseas recipients to apply for a security assessment of cross-border data transfer by the national cybersecurity authority through its local counterpart under certain circumstances. The CAC also promulgated the Measures on the Standard Contract for Cross-border Transfer of Personal Information, which became effective on June 1, 2023. These measures require personal information processors providing personal information to overseas recipients by entering into standard contracts to file with the local counterpart of the CAC under certain circumstances. Furthermore, on March 22, 2024, the CAC promulgated the Provisions on Promoting and Standardizing Cross-Border Data Transfer, which further set forth the circumstances that are exempted from, and thresholds for, performing the security assessment or filing procedures for cross-border data transfer under these measures.

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

The regulatory authorities have the power, based on statutes and regulations, to carry out inspections or cybersecurity reviews of us. If any of our behavior has violated statutes or regulations, we may incur heavy fines or negative publicity, and we may need to change our business practices, which may increase our expenses and materially affect our business, prospects, financial condition and operational results. For example, in accordance with the requirements of the PRC Cybersecurity Law, a cyberspace operator or a cyberspace product or service provider which infringes upon the legal rights of individuals’ personal information in violation of the provisions under the Cybersecurity Law may be ordered by a competent authority to make rectifications, and depending on the seriousness of the case, it may be subject to warnings, confiscation of illegal gains, and/or monetary fines. In serious cases, the competent authorities may require us to suspend operations, shut down our websites and apps or revoke our business permits and licenses.

We have undergone a cybersecurity review in China in the past. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings” for more details. In addition, if in the future, we are subject to business restrictions resulting from new regulatory reviews, or if we violate any PRC statutes or regulations and incur any penalty or punishment, the growth or use of our platform in China may decline, which would have a material adverse effect on our business, financial condition, operations and prospects.

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

We rely heavily on our ability to maintain a high level of safety of our services, as well as public perception that our platform has a high level of safety, to attract and retain consumers and drivers. In the past, there have been safety incidents on our platform, such as injuries or deaths caused by traffic accidents or crimes committed by drivers or riders while they were using our services or products. These cases have attracted public attention, harmed our reputation, invited government scrutiny, and led to demands for restrictions to be placed on our business or the shared mobility industry more generally. We emphasize the importance of safety in our business and have implemented various methods to ensure the safety of riders and drivers. For example, after two riders were killed in separate incidents in 2018 when they were using our hitch service, we suspended that service for over a year until we could develop protocols and procedures to better protect the riders and drivers who participate in it. More generally, we have enhanced our driver screening and background check procedures to better identify and screen out those who have criminal records or records of safety incidents, and where permitted by local laws, we have installed video cameras in ride hailing vehicles as a safety measure. Although the rate of safety incidents on our platform has declined, incidents still occur from time to time, including serious incidents. Our screening procedures may fail, or the databases on which we rely to identify past problematic behavior may be incorrect or incomplete, or safety incidents may be caused by drivers or riders with no past history of problematic behavior. Deaths or injuries, whether the result of accidents or crimes, may have an impact on public perception that is disproportionate to their statistical likelihood compared to other means of transportation. Furthermore, public perception and regulatory scrutiny of the safety of ride hailing or other shared mobility services in general may be influenced by safety incidents that occur on other platforms unrelated to ours, which may divert our management’s time and attention from our business operations and adversely impact our reputation. In addition, we may be involved and found liable in lawsuits claiming for damages caused by safety incidents on our platform from time to time, which may generate negative publicity and be costly and time-consuming. In the event that we are not able to prevent or mitigate safety incidents, our business, results of operations and financial condition could be materially and adversely affected.

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

We have received negative media coverage in the past which has adversely affected our brand and reputation and fueled distrust of our company, in particular, the killing of two riders using our hitch service in separate incidents in 2018. We have also received significant negative publicity since our initial public offering closed at the beginning of July 2021, relating to our decision to list our ADSs on the New York Stock Exchange, or the NYSE, and to investigations of our data security measures. This and other negative publicity we have faced in the past from time to time have adversely affected our brand and reputation. Negative publicity makes it more difficult for us to attract and retain consumers, reduces confidence in and use of our products and offerings, invites legislative and regulatory scrutiny, and results in litigation and governmental investigations.

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

We have incurred significant losses from operations since inception, and we may not achieve or maintain operating profit.

We have incurred losses from operations for each fiscal year since our inception. We incurred losses from operations of RMB48.4 billion, RMB17.8 billion and RMB5.7 billion (US$0.8 billion) in 2021, 2022 and 2023, respectively. We may not be able to achieve or maintain operating profit in the future. Our expenses will likely increase in the future as we develop and launch new offerings and technologies, expand in existing and new markets, and continue to invest in our platform. These efforts may be more costly than we expect and may not result in increased revenues or growth in our business. Any failure to increase our revenues sufficiently to keep pace with our investments and other expenses could prevent us from achieving or maintaining operating profit or positive operating cash flow on a consistent basis. If we are unable to successfully address these risks and challenges as we encounter them, our business, financial condition and results of operations could be adversely affected.

Our relatively limited operating history and our evolving business make it difficult to evaluate our future prospects and the risks and challenges we may encounter.

We have offered online taxi services since 2012 and ride hailing services since 2014, and our business continues to evolve. For example, we began to develop autonomous driving solutions in 2016 and launched our energy and vehicle services in 2018. We also began expanding outside of China in 2018 and introduced bike and e-bike sharing services in China during the same year. We regularly introduce new platform features, offerings, services and pricing methodologies. Our relatively limited operating history and evolving business make it difficult to evaluate our future prospects and the risks and challenges we may encounter. These risks and challenges include our ability to:

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

We have made substantial investments to develop new offerings and technologies, including autonomous driving, and we intend to continue investing significant resources in developing new technologies, services, products and offerings. For example, we have incurred significant research and development expenses for the development of autonomous driving technologies. We may increase our investments in these new initiatives in the near term. If we do not spend our development budget efficiently on commercially successful and innovative technologies, we may not realize the expected benefits of our strategy. Our new initiatives also have a high degree of risk, as each involves newly emerging industries and unproven business strategies and technologies with which we may have limited or no prior development or operating experience. Because such offerings and technologies are new, they will likely involve expenses, regulatory challenges, and other risks, some of which we do not currently anticipate. There can be no assurance that demand for such initiatives will exist or be sustained at the levels that we anticipate, or that any of these initiatives will gain sufficient traction or market acceptance to generate sufficient revenues to offset any new expenses or liabilities associated with these new investments. It is also possible that service and product offerings developed by others will render our service and product offerings non-competitive or obsolete. Further, our development efforts with respect to new products, offerings and technologies could distract management from current operations, and will divert capital and other resources from our more established products, offerings and technologies. Even if we are successful in developing new products, offerings or technologies, regulatory authorities may subject us to new rules or restrictions in response to our innovations that could increase our expenses or prevent us from successfully commercializing new products, offerings or technologies. If we do not realize the expected benefits of our investments, our business, financial condition, operating results, and prospects may be harmed.

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

To continue to attract and retain drivers and consumers to our platform, we have invested and will need to continue to invest in the development of new or upgraded services, products and technologies that add value for them and that differentiate us from our competitors, such as the various service offerings that are included in or may be added to our Other Initiatives segment. Developing and delivering these new or upgraded services, products, and technologies is costly, and the success of such services, products, and technologies depends on several factors, including the timely completion, introduction, government regulation and market acceptance of those services, products, and technologies. Moreover, any of these new or upgraded services, products, or technologies may not work as intended or may not provide the intended value to drivers or consumers. In addition, we may not be able to provide upgrades at all if app stores are prohibited from allowing our apps to be downloaded. If we are unable to continue to develop or manage new or upgraded services, products and technologies, or if drivers or consumers do not value them or perceive the benefit in them, then drivers or consumers may choose not to use our platform, which would adversely affect our operating results. In addition, we may also lose our investments in connection with our development of these new or upgraded services, products and technologies. For example, we acquire assets necessary for some of our new or upgraded services, such as bikes and e-bikes, which in 2023 constituted the largest component of our property and equipment in the ordinary course of our business. We have incurred, and in the future may incur, additional impairment charges, asset write-offs and/or other losses related to these assets, based in part on our management’s judgment in light of new and evolving business developments from time to time. For example, we incurred an impairment charge on bikes and e-bikes of RMB2.2 billion during the third quarter of 2021 which was mainly caused by the adverse change in the operating and financial performance of our bike and e-bike sharing business. Our financial condition and results of operations may be materially adversely affected if we are unable to introduce or manage new or upgraded services, products and technologies or if we lose our investments in connection with development of these services, products and technologies.

Adverse litigation judgments or settlements resulting from legal proceedings or investigations in which we may be involved could expose us to monetary damages or limit our ability to operate our business.

We are regularly subject to legal proceedings by drivers, consumers, employees, commercial partners, competitors, government agencies, and other persons, as well as investigations and other administrative or regulatory proceedings by government agencies. In the ordinary course of our business, various parties claim that we are liable for damages related to accidents or other incidents involving drivers, consumers or other third parties on our platform. We are also subject to contractual disputes with drivers and other third parties. We are currently named as a defendant in a number of matters related to accidents or other incidents involving drivers, consumers and other third parties, and in matters related to contract disputes. Furthermore, we are involved in disputes with third parties asserting, among other things, alleged infringement of their intellectual property rights.

Starting in July 2021, we and certain of our officers and directors were named as defendants in several putative securities class actions filed in federal court in New York and California. These actions alleged, in sum and substance, that the registration statement and prospectus we prepared for our June 30, 2021 initial public offering contained material misstatements and omissions in violation of the Securities Act of 1933, the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. Separately, in December 2021, we and certain of our officers and directors were named as defendants in a putative securities class action filed in state court in New York, which similarly alleges that the registration statement and prospectus we prepared for our initial public offering contained material misstatements and omissions. This state court action remains in its preliminary stage. We cannot predict the timing, outcome or consequences of these actions, and there is no basis to conclude at this point whether these actions will be successful or whether the Company will be subject to any damages and, if so, how much.

We have undergone a cybersecurity review in China in the past. From July 2021 to January 2023, we were required to suspend new user registration in China and 26 of the apps that we operate in China were taken down from app stores. We fully cooperated with the PRC government authorities on the cybersecurity review and rectification measures. On January 16, 2023, with the approval of the Cybersecurity Review Office, we resumed the registration of new users on DiDi Chuxing. See “Item 8. Financial Information-A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings” for more details.

The results of any such litigation, investigations and legal proceedings are inherently unpredictable, and defending against them is expensive. Any claims against us, whether meritorious or not, could be time consuming, costly, and harmful to our reputation, and could require significant amounts of management time and corporate resources. If any of these legal proceedings were to be determined adversely to us, or if we were to enter into a settlement arrangement, we could suffer monetary damages or be forced to change the way in which we operate our business, which could have an adverse effect on our business, financial condition and operating results.

We may be required to defend or insure against product liability claims.

We may experience claims arising from or related to misuse or claimed failures of such new technologies that we are pioneering and using. For example, the battery packs that we use in our e-bikes use lithium-ion cells that may, under rare circumstances, ignite nearby materials or other lithium-ion cells. Furthermore, we may face the risk of product liability claims by consumers in connection with our bike and e-bike sharing services as well. Any product liability claim may subject us to lawsuits and substantial monetary damages, product recalls or redesign efforts, and even a meritless claim may require us to defend it, all of which may generate negative publicity and be expensive and time-consuming.

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

Illegal, improper or otherwise inappropriate activities by drivers, consumers or other users, including the activities of individuals who may have previously engaged with our platform but are not then receiving or providing services offered through it, or individuals who are intentionally impersonating users of our platform, could adversely affect our brand, business, financial condition and results of operations. These activities may include assault, abuse, theft and other misconduct. While we have implemented various measures intended to anticipate, identify and address the risk of these types of activities, these measures may not adequately address or prevent all illegal, improper or otherwise inappropriate activities by these parties. Such conduct could expose us to liability or adversely affect our brand or reputation. At the same time, if the measures we have taken to guard against these illegal, improper or otherwise inappropriate activities are too restrictive and inadvertently prevent or discourage drivers, consumers or other users from remaining engaged on our platform, or if we are unable to implement and communicate these measures fairly and transparently or are perceived to have failed to do so, the growth and retention of the number of drivers, consumers and other users on our platform and their utilization of our platform could be negatively impacted. Further, any negative publicity related to the foregoing, whether such incident occurred on our platform or on our competitors’ platforms, could adversely affect our reputation and brand or public perception of ride hailing and other mobility services in general, which could negatively affect demand for platforms like ours, and potentially lead to increased regulatory or litigation exposure. Any of the foregoing risks could harm our business, financial condition and results of operations.

If we fail to effectively manage our growth or implement our business strategies across our multiple segments, our business and results of operations may be materially and adversely affected.

Since our inception, we have experienced rapid growth in our business, the number of drivers and consumers on our platform and our geographic reach, and we expect to continue to experience growth in the future. We have operations in China and 14 other countries through our platforms or our partnerships across the world as of December 31, 2023. This growth has placed, and may continue to place, significant demands on our management and our operational and financial infrastructure. Our ability to manage our growth effectively and to integrate new employees, technologies and acquisitions into our existing business will require us to continue to expand our operational and financial infrastructure and to continue to retain, attract, train, motivate and manage employees. Continued growth could strain our ability to develop and improve our operational, financial and management controls, enhance our reporting systems and procedures, recruit, train and retain highly skilled personnel and maintain user satisfaction. Additionally, if we do not effectively manage the growth of our business and operations, the quality of our offerings could suffer, which could negatively affect our reputation and brand, business, financial condition and results of operations. Our growth strategies may evolve and change from time to time. For instance, some of the businesses in our International segment, including in Latin America, and in our Other Initiatives segment are developing rapidly, and therefore we may decide to accelerate our investment and increase our spend in such businesses based on dynamic and constantly changing market conditions. If such increased investments and spend do not lead to the growth of our business as planned, our results of operations and financial condition may be materially adversely affected.

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

The PRC has adopted regulations governing the use of algorithms. On August 17, 2021, the State Administration for Market Regulation issued a discussion draft of the Provisions on the Prohibition of Unfair Competition on the Internet, under which business operators should not use data or algorithms to hijack traffic or influence users’ choices, or use technical means to illegally capture or use other business operators’ data. On September 17, 2021, the CAC, together with certain other governmental authorities, jointly issued the Guidelines on Strengthening the Comprehensive Regulation of Algorithm for Internet Information Services, which provide that regulators must monitor, on a daily basis, how data is used and the effects of algorithms. These regulators must also conduct security assessments of algorithms. The guidelines also establish a filing system for algorithms, as well as promote the classified security management of algorithms. On December 31, 2021, the CAC and other PRC governmental authorities promulgated the Provisions on the Administration of Algorithm Recommendation for Internet Information Services, which took effect from March 1, 2022. Under these provisions, algorithmic recommendation service providers must inform users in a conspicuous manner about their provision of algorithmic recommendation services, and publicize the basic principles, purposes, and main operating mechanisms of algorithmic recommendation services in an appropriate manner. For more information about PRC laws and regulations relating to algorithms, see “Item 4. Information on the Company—B. Business Overview—Regulation—PRC Regulations—Regulations Relating to Algorithms.”

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

Any unforeseen public health matters, such as pandemics, epidemics or other outbreaks of contagious diseases, could adversely affect our operations or the economies of the markets where we operate. For example, from 2020 through 2022, outbreaks of COVID-19 resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities across China. The demand for our mobility offerings, as well as the supply of drivers, decreased drastically under those conditions. Outbreaks of other similar contagious diseases may materially and adversely affect our business, financial condition and results of operations in the current and future years.

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

We provide a wide range of energy and vehicle services, including leasing, charging and refueling, that are intended to serve drivers on our platform. We provide a large proportion of these energy and vehicle services through third parties which we do not control. The convenience and cost savings afforded to drivers by these energy and vehicle services is a key part of our strategy to attract and retain drivers on our platform. If these solutions do not appeal to drivers, or if they are unavailable when drivers need them, or if the prices at which we offer them are not more attractive than the prices of comparable services available in the open market or through our competitors, we may be less able to attract and retain drivers, which could materially and adversely affect our business and growth prospects.

Termination or deterioration of our partnerships may adversely affect our business.

We have established strategic cooperation relationships with certain business partners. For example, we collaborate with certain business partners to obtain information technology platform services, payment processing services, colocation services and cloud communication services for our business. The contracts that we have entered into with these business partners are ordinary course of business contracts relating to the specific services that these partners provide to us. The duration of these contracts varies depending on the nature of the services and these contracts typically contain standard termination provisions that allow either party to terminate the contracts by serving prior notice to the other party. If we fail to maintain such relationships, or these business partners choose to terminate our relationships, we may need to source other alternative partners to provide such services, which may divert significant management attention from existing business operations. We may not be able to find alternative partners on favorable terms or at all, and our business may be negatively affected until we are able to find alternative partners.

Our company culture has contributed to our success and if we cannot maintain this culture as we grow, our business could be harmed.

We believe that our company culture has been critical to our success. We face a number of challenges that may affect our ability to sustain our corporate culture, including:

●	any failure to effectively identify, attract, reward and retain people in leadership positions in our organization who share and further our culture and values;
●	the increasing size and geographic diversity of our workforce as we expand into new cities and countries;
●	competitive pressures to move in directions that may divert us from our vision and values;
●	the increasing need to develop expertise in new areas of business that affect us;
●	negative perception of our treatment of employees or our response to employee sentiment or actions of management; and
●	the integration of new personnel and businesses from acquisitions.

If we are not able to maintain our culture, our business, financial condition and results of operations could be materially and adversely affected.

Our business depends on retaining and attracting high-quality personnel, and failure to retain, attract or maintain such personnel could adversely affect our business.

Our success depends in large part on our ability to attract and retain high-quality management, operations, engineering, and other personnel. These personnel are in high demand, are often subject to competing employment offers, and are attractive recruiting targets for our competitors. The loss of qualified executives and employees, or an inability to attract, retain, and motivate high-quality executives and employees required for the planned expansion of our business, may harm our operating results and impair our ability to grow. In addition, we depend on the continued services and performance of our key personnel, including our chairman and chief executive officer, Will Wei Cheng, and our director and president, Jean Qing Liu. To attract and retain key personnel, we use equity incentives, among other measures. These measures may not be sufficient to attract and retain the personnel we require to operate our business effectively. If we are unable to attract and retain high-quality management and operating personnel, our business, financial condition, and operating results could be adversely affected.

We will require additional capital to support the growth of our business, and this capital might not be available on reasonable terms or at all.

To continue to effectively compete, we will require additional funds to support the growth of our business and allow us to invest in new products, offerings, and markets. If we raise additional funds through further issuances of equity or convertible debt securities, our existing shareholders may suffer significant dilution. If we raise funds for a specific project by selling a share of the equity interests in the entity that is developing a project, we and our shareholders will not reap all of the benefits of any future success of those projects. For example, the entities engaged in our community group buying, bike and e-bike sharing, autonomous driving and intra-city freight businesses have each issued equity interests in their share capital in the course of their independent financings. We may cease to be the controlling shareholder of these subsidiaries as a result of such financings, which may result in the deconsolidation of their businesses. In addition, pursuant to the terms of such subsidiary financings, we have granted exit rights to certain investors which allow them to request us to repurchase their shares in these subsidiaries with cash or shares of our company under certain circumstances. Neither the amount of cash nor the number of our shares that may be paid or issued upon the investors’ exercise of such exit rights is determinable at this time and will depend on many factors which are out of our control. We may be obliged to issue a large number of shares in our company to the investors, which may significantly dilute the interests of existing shareholders or, if we need to pay large sums of cash to repurchase those investors’ shares, our liquidity and financial conditions may be materially and adversely affected. See “Item 4. Information on the Company—A. History and Development of the Company—Subsidiary Financings.” If we incur debt to finance our business, we may be required to use a substantial portion of our cash flows from operations to pay interest and principal on our indebtedness. Such payments would reduce the funds available to us for working capital, capital expenditures, and other corporate purposes and limit our ability to obtain additional financing for working capital, capital expenditures, expansion plans, and other investments. Additional fundraising may also subject us to operating and financing covenants that may restrict our business and operations. Finally, our delisting from the NYSE would make it more difficult for us to raise capital by making our shares less attractive to potential investors, which could force us to rely on ways of raising capital that are less favorable than those normally available to listed companies. As a result, we may be less able to implement our business strategy, more vulnerable to downturns in our business, the industry, or in the general economy, have less flexibility in planning for, or reacting to, changes in our business and the industry, and be unable to take advantage of business opportunities as they arise.

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

To protect our intellectual property, we rely on a combination of copyright, trademark, patent, and trade secret laws, contractual provisions, end-user policies, and disclosure restrictions. Upon discovering any potential infringement of our intellectual property, we promptly take action to protect our rights as appropriate. We also enter into confidentiality agreements and invention assignment agreements with our employees and consultants and seek to control access to, and distribution of, our proprietary information in a commercially prudent manner. The efforts we have taken to protect our intellectual property may not be sufficient or effective. For example, effective intellectual property protection may not be available in every jurisdiction in which we currently operate or in the future will operate. In addition, it may be possible for other parties to copy or reverse-engineer our service and product offerings or obtain and use the content of our website without authorization. Further, we may be unable to detect infringement of our intellectual property rights, and even if we detect such violations and decide to enforce our intellectual property rights, we may not be successful, and may incur significant expenses, in such efforts. Any failure to protect or any loss of our intellectual property may have an adverse effect on our ability to compete and may adversely affect our business, financial condition, or operating results.

Intellectual property protection may not be sufficient in the jurisdictions in which we operate. Confidentiality and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights.

In addition, we cannot be certain that our operations or any other aspects of our business do not or will not infringe upon or otherwise violate trademarks, copyrights or other intellectual property rights held by third parties. We have been, and from time to time in the future may be, subject to legal proceedings and claims relating to the intellectual property rights of others. If we are found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. Defending against these claims and proceedings is costly and time consuming and may divert management’s time and other resources from our business and operations, and the outcome of many of these claims and proceedings cannot be predicted. If a judgment, a fine or a settlement involving a payment of a material sum of money were to occur, or injunctive relief were issued against us, it may result in significant monetary liabilities and may materially disrupt our business and operations by restricting or prohibiting our use of the intellectual property in question, and our business, financial position and results of operations could be materially and adversely affected.

If we are unable to manage supply chain risks related to new services offerings, product offerings and advanced technologies, our operations may be disrupted.

We have developed new service and product offerings, and we are developing advanced technologies for autonomous driving. These service and product offerings require and rely on hardware and other components that we source from third-party suppliers. The continued development of these new service and product offerings and advanced technologies depends on our ability to implement and manage supply chain logistics to secure the necessary components and hardware. We have limited experience in managing supply chain risks. It is possible that we may not be able to obtain a sufficient supply of the necessary components and hardware in a timely manner, or at all. Events that could disrupt our supply chain include the imposition of export control or other trade laws or regulations, foreign currency fluctuations, theft and restrictions on the transfer of funds, and natural disasters, public health crises, political crises or other unexpected events. The occurrence of any of the foregoing could materially delay our progress towards introducing autonomous driving onto our platform, all of which could adversely affect our business, financial condition, operating results, and prospects.

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

Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology. We primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platform. We cannot assure you that the internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in internet usage.

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

The classification of drivers on platforms like ours is being challenged in courts, by legislators and by government agencies in a number of jurisdictions. We may become involved in legal proceedings, including lawsuits, demands for arbitration, charges and claims before administrative agencies, and investigations or audits by labor, social security, and tax authorities that claim that drivers should be treated as our employees (or as workers or quasi-employees where those statuses exist), rather than as independent contractors. We generally treat drivers as independent contractors. However, we may not be successful in defending the classification of drivers in some or all jurisdictions where it is challenged. Furthermore, the costs associated with defending, settling, or resolving pending and future lawsuits (including demands for arbitration) relating to the classification of drivers have been and may continue to be material to our business. In addition, even if we prevail under current law, the law may be changed in the future in ways that are unfavorable to us. Reclassification of drivers as employees, workers or quasi-employees where those statuses exist could require us to fundamentally change our business model, with repercussions that are difficult to anticipate. Among other things, reclassification could subject us to vicarious liability for any misconduct of drivers, require us to pay them wages, make social insurance contributions or provide other benefits, or reduce our attractiveness to drivers given the loss of flexibility under an employee model.

In December 2021, media reported that China plans to amend laws to allow ride-hailing drivers and food delivery workers to form unions. Representation of ride-hailing drivers and food delivery worker on our platform in China by unions may complicate our relationship with them and our supply of drivers may be affected adversely. On November 8, 2023, the Ministry of Human Resources and Social Security promulgated three guidelines regarding workers engaged in new forms of employment, namely (i) the Guidelines on Protecting the Rights and Interests of Rest and Remuneration for Workers Engaged in New Forms of Employment, (ii) the Guidelines on the Publicity of Labor Rules for Workers Engaged in New Employment Forms, and (iii) the Service Guidelines for the Maintenance of Rights and Interests of Workers Engaged in New Forms of Employment. These guidelines provide that, among other things, workers engaged in new forms of employment have the right to join labor unions and existing labor unions shall actively encourage such workers to join them. If a platform enterprise (or a partner of the platform enterprise who provides the platform with workers) violates the laws, regulations and policies that protect the rights and interests of workers in new forms of employment, the labor unions shall issue opinions or require the platform enterprise (or its partner) to rectify the violations. For details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Increases in labor costs and enforcement of stricter labor laws and regulations in China may adversely affect our business and our profitability.”

Reclassification could also impact our current financial statement presentation relating to our International segment, including the calculation of our revenues, cost of revenues and expenses, as further described in our significant and critical accounting policies in Note 3 to our consolidated financial statements. See also “—Risks Relating to Doing Business in China-Increases in labor costs and enforcement of stricter labor laws and regulations in China may adversely affect our business and our profitability.”

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

Furthermore, in August 2017, we obtained approval from the Chongqing Yubei District Financial Supervision and Administration Bureau for DiDi (HK) Science and Technology Limited to establish a micro-loan company. The approval permits the micro-loan company to conduct business in a variety of areas, including loans, bill discounting, asset transfer, and investment activities carried out with its own funds. The micro-loan company is also permitted to carry out its loan business across China through the DiDi Chuxing platform. In November 2020, the China Banking and Insurance Regulatory Commission, which has been merged into the National Financial Regulatory Administration, and the People’s Bank of China promulgated a draft of Interim Measures for the Administration of Online Micro-Loan Business for public comments, which set out additional requirements for establishing micro-loan companies. Under the interim measures, the controlling shareholder of a micro-loan company must meet the following conditions: its main business must be to provide products or services suitable for online micro-loan business; it must be in good financial standing and have been profitable with cumulative total tax payments of not less than RMB12 million (using consolidated financial statement standards) during the past two fiscal years; and its capital contribution to the micro-loan company must not have exceeded 35% of its net assets for the previous fiscal year. In addition, the internet platform used for the online micro-loan business must meet the following conditions: the operator of the internet platform must hold more than 5% of equity interest of the micro-loan company; the registration place of the internet platform operator and the registration place of the micro-loan company must be in the same province, autonomous region, or municipality directly under the central government; and the registered capital of a micro-loan company operating the online micro-loan business across provincial administrative regions must not be less than RMB5 billion, which must be fully paid up in one installment in currency. In addition, the draft measures require that a micro-loan company approved by the authorities to engage in online micro-loan business before the implementation of these measures shall fully meet the requirements under these measures within one year from the date of implementation of these measures. As of the date of this annual report, the above measures have not been formally adopted, and uncertainties still exist with respect to the enactment timetable, final content, interpretation and implementation of these measures and how they will affect our business operation.

We generate a significant percentage of our transactions from certain major cities. If our operations in these cities are negatively affected, our financial results and future prospects would be adversely impacted.

We generate a significant percentage of our transactions from certain major cities. We experience greater competition in large cities than we do in other markets in which we operate, which has led us to offer significant driver incentives and consumer discounts and promotions in these cities. As a result of our geographic concentration, our business and financial results are susceptible to economic, social, weather, and regulatory conditions or other circumstances in each of these cities. For example, travel restrictions and other limitations imposed in Guangdong province in early 2021 during the COVID-19 pandemic adversely affected our operating performance and results of operations for the three months ended June 30, 2021, including in terms of China Mobility GTV and Platform Sales. Outbreaks of contagious diseases or other viruses such as the COVID-19 pandemic could lead to a sustained decline in the desirability of living, working and congregating in the cities in which we operate. Any short-term or long-term shifts in the travel patterns of consumers away from cities, due to health concerns regarding epidemics or pandemics, could have an adverse impact on our GTV from these areas. An economic downturn, increased competition, or regulatory obstacles in any of these cities would adversely affect our business, financial condition, and operating results to a much greater degree than would the occurrence of similar events in other areas. In addition, any changes to local laws or regulations within these cities that affect our ability to operate or increase our operating expenses in these markets would have an adverse effect on our business. Furthermore, if we are unable to renew existing licenses or do not receive new licenses in the major cities where we operate or such licenses are terminated, any inability to operate in such urban area, as well as the publicity concerning any such termination or non-renewal, could adversely affect our business, financial condition, and operating results.

Further, we expect that we will continue to face challenges operating in non-urban areas, where our network is smaller and our presence is smaller. If we are not successful operating in non-urban areas, or if we are unable to operate in certain key cities in the future, our ability to serve what we consider to be our total addressable market would be limited, and our business, financial condition, and operating results would suffer.

Our strategic investments and acquisitions involve inherent risks, and any businesses we invest in or acquire may not perform as expected or be successfully integrated.

As part of our business strategy, we have entered into, and expect to continue to enter into, agreements to invest in or acquire companies, form joint ventures, divest portions or aspects of our business, sell minority stakes in portions or aspects of our business, and acquire complementary assets or technologies. For example, in August 2023, we entered into a strategic partnership with XPeng Inc. to accelerate the adoption of smart electric vehicles and technologies. As part of this transaction, we sold an electric vehicle development business to XPeng Inc. in consideration of class A ordinary shares issued by XPeng Inc., and we also agreed to cooperate with XPeng Inc. until August 2028 in a number of areas, including research & development and marketing. We cannot predict whether this or any other any strategic investment, acquisition, partnership or transaction will be successful. In addition, competition within our industry for investments in and acquisitions of businesses, technologies, and assets is intense. Even if we are able to identify a target for investment or acquisition, we may not be able to complete the transaction on commercially reasonable terms, we may not be able to receive approval under anti-monopoly and competition laws, or the target may choose to enter into a transaction with another party, which could be our competitor.

Businesses we invest in or acquire may not perform as well as we expect. In 2021. 2022 and 2023, we recorded impairment losses of nil, RMB18.5 million and RMB127.8 million (US$18.0 million), respectively, for equity investments that were accounted for using the measurement alternative. One of our equity investees, Chengxin Technology Inc., or Chengxin, was a company engaged in the community group buying business which we deconsolidated after March 30, 2021. We also recorded downward fair value changes of RMB21.3 billion for our investments in Chengxin in 2021. As described in Note 4 to our consolidated financial statements, RMB1.2 billion was recognized in the consolidated statement of comprehensive loss in 2022 upon Chengxin’s distribution of our share of its assets in July 2022. Failure to manage and successfully integrate acquired businesses and technologies, including managing any privacy or data security risks associated with such acquisitions, may harm our operating results and expansion prospects.

The process of integrating an acquired company, business, or technology or acquired personnel into our company, as well as the performance of an acquired company, business, or technology or acquired personnel, are subject to various risks and challenges, including:

●	diverting management time and focus from operating our business;
●	disrupting our ongoing business operations;
●	whether consumers will accept the acquired company’s offerings;
●	whether we will successfully implement or remediate the controls, procedures, and policies of the acquired company;
●	effectively integrating the acquired business onto our systems and ensuring the acquired business meets our financial reporting requirements and timelines;
●	retaining and integrating acquired employees, including aligning incentives between acquired employees and existing employees, as well as managing costs associated with eliminating redundancies or transferring employees on acceptable terms with minimal business disruption;
●	maintaining important business relationships and contracts of the acquired business;
●	liability for pre-acquisition activities of the acquired company;
●	litigation or other claims or liabilities arising in connection with the acquired company;
●	impairment charges associated with goodwill, investments, and other acquired intangible assets; and

●	other unforeseen operating difficulties and expenditures.

We cannot predict whether any strategic investment, acquisition or partnership will be accretive to the value of our ordinary shares. It is also possible that any of our past, pending or future strategic transactions could be viewed negatively by the press, investors, consumers or regulators, or subject to regulatory inquiries or proceedings, which may adversely affect our reputation, business, financial condition and prospect.

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

We had RMB46.4 billion (US$6.5 billion) of goodwill as of December 31, 2023, representing 32.2% of our total assets as of that date. Most of this goodwill is attributable to our acquisitions of Kuaidi and Uber China. We recognized RMB8.4 billion in goodwill in our China Mobility segment in connection with the acquisition of Kuaidi in 2015 and RMB37.9 billion in goodwill in our China Mobility segment in connection with the acquisition of Uber China in 2016.

We performed a qualitative impairment assessment for the goodwill in China Mobility at the end of 2023 and concluded that there was no impairment of goodwill as of December 31, 2023. See “Item 5. Operating and Financial Review and Prospects—E. Critical Accounting Estimates” for details. However, the key assumptions could change in the future, reducing the fair value of reporting unit to a level that would result in an impairment of goodwill. We may incur a material loss if we determine that part or all of the goodwill in our China Mobility segment is impaired.

If we are unable to manage the risks presented by our international expansion, our financial results and future prospects will be adversely impacted.

We have operations in China and 14 other countries through our platforms or our partnerships across the world as of December 31, 2023. We began expanding into international markets in 2018 and have limited experience operating in many jurisdictions outside of China. We have made, and expect to continue to make, significant investments to expand our international operations and compete with local competitors. Such investments may not be successful and may negatively affect our operating results. Our International segment had adjusted EBITA losses of RMB5.8 billion, RMB4.0 billion and RMB2.3 billion (US$0.3 billion) in 2021, 2022 and 2023, respectively.

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

We adopted our 2017 Equity Incentive Plan in December 2017. The 2017 Equity Incentive Plan was subsequently amended and restated. In June 2021, we adopted our 2021 Share Incentive Plan, effective as of June 29, 2021, for the same purpose. Under the 2017 Equity Incentive Plan, we are authorized to grant options and other types of awards. The maximum aggregate number of ordinary shares that may be issued under the 2017 Equity Incentive Plan is 195,127,549 shares. The maximum aggregate number of ordinary shares which may be issued under the 2021 Share Incentive Plan is initially 116,906,908 shares, subject to annual increase. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.” As of February 29, 2024, awards to purchase 38,272,076 ordinary shares that were granted under the 2017 Equity Incentive Plan remained outstanding and awards to purchase 31,140,304 ordinary shares that were granted under the 2021 Share Incentive Plan remained outstanding. As a result, we have incurred and expect to continue to incur substantial share-based compensation expenses in the future.

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

We may be subject to claims of significant liability based on traffic accidents, injuries, or other incidents that are alleged to have been caused by drivers on our platform. As we expand to include more offerings on our platform, our insurance needs will likely extend to those additional offerings, including intra-city freight, autonomous driving, and bike and e-bike sharing. As a result, our insurance policies may not cover all potential claims related to traffic accidents, injuries, or other incidents that are claimed to have been caused by drivers who use our platform, and may not be adequate to indemnify us for all liability that we could face. Even if these claims do not result in liability, we could incur significant costs in investigating and defending against them. If we are subject to claims of liability relating to the acts of drivers or others using our platform, we may be subject to negative publicity and incur additional expenses, which could harm our business, financial condition, and operating results.

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

We provide food delivery services in select markets outside of China, namely Mexico, Costa Rica, Colombia and Peru. We rely upon merchants on our platform, including small and local independent restaurants, to provide quality food to our consumers at expected price points. If these merchants experience difficulty servicing consumer demand, producing quality food at affordable prices, or meeting our other requirements or standards, or experience problems with their point-of-sale or other technologies, our reputation and brand could be damaged. Moreover, an increase in merchant operating costs could cause merchants on our platform to raise prices, renegotiate commission rates, or cease operations, which could in turn adversely affect our operational costs and efficiency, and if merchants on our platform were to cease operations, temporarily or permanently, we may not be able to provide consumers with sufficient merchant selection, which we expect would reduce the number of consumers on our platform. Many of the factors affecting merchant operating costs, including off-premise costs and prices, are beyond the control of merchants and include inflation, costs associated with the goods provided, labor and employee benefit costs, rent costs, and energy costs. If merchants pass along these increased operating costs and increase prices on our platform, order volume may decline. Additionally, some merchants choose to charge higher prices on our platform relative to their in-store prices. This practice can negatively affect consumer perception of our platform and could result in a decline in consumers or order volume, or both, which would adversely affect our financial condition and results of operations.

We may experience a negative impact on our reputation due to any quality or health issues with the food products distributed through our platform, which could have an adverse impact on our operating results.

Businesses that involve food products have inherent risks of product liability claims, product recall and the resulting negative publicity. Food products containing contaminants could be inadvertently distributed through our platform and, if these contaminants are not eliminated by the time of consumption, they could cause illness or death. We cannot assure you that product liability claims will not be asserted against us or that we will not be obligated to perform product recalls or be held liable for such incidents in the future. Any loss in confidence on the part of our customers would be difficult and costly to reestablish. Any such adverse impact could significantly reduce our brand value, and have a material and adverse impact on our sales and operating results.

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

Recently there have been heightened tensions in international relations, particularly between the United States and China. In addition, the Russia - Ukraine conflict, the Hamas - Israel conflict, and the attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. The impact of the Russia - Ukraine conflict on Ukraine food exports has contributed to increases in food prices and thus to inflation more generally. There have also been concerns about the relationship between China and other countries. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations and tariffs. Heightened tensions between the United States and China could reduce levels of trade, investments, technological exchanges, and other economic activities between the two major economies. The existing tensions and any further deterioration in the relationship between the United States and China may have a negative impact on the general, economic, political, and social conditions in both countries and, given our reliance on the Chinese market, adversely impact our business, financial condition, and results of operations.

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

PRC laws and regulations impose restrictions on foreign ownership and investment in certain internet-based businesses. We are an exempted company incorporated in the Cayman Islands and our PRC subsidiaries are considered foreign-invested enterprises. To comply with PRC laws, regulations and regulatory requirements, we set up a series of contractual arrangements entered into among some of our PRC subsidiaries, the VIEs and their shareholders to conduct some of our operations in China. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Variable Interest Entities.” As a result of these contractual arrangements, we consolidate the operating results of the VIEs and their subsidiaries in our financial statements under U.S. GAAP.

In the opinion of our PRC legal counsel, based on their understanding of PRC laws and regulations, except as disclosed in this annual report, (i) the ownership structure of our principal variable interest entity, Xiaoju Technology, and our PRC subsidiary, Beijing DiDi, currently does not and will not result in any violation of the applicable PRC laws or regulations currently in effect; and (ii) the agreements under the contractual arrangement among Beijing DiDi, Xiaoju Technology and Xiaoju Technology’s shareholders are currently valid, binding and enforceable in accordance with their terms and the applicable PRC laws or regulations currently in effect, and do not result in any violation of the applicable PRC laws or regulations currently in effect. However, we have been further advised by our PRC legal counsel that uncertainty remains as to how current PRC laws and regulations will be interpreted or implemented by the regulators, and further, that there are uncertainties due to possible future changes in PRC laws and regulations. Thus, the PRC government may ultimately take a view contrary to the opinion of our PRC legal counsel. If the PRC government otherwise find that we are in violation of any existing or future PRC laws or regulations or lack the necessary permits or licenses to operate our business, the governmental authorities would have discretion in dealing with such violation, including, without limitation:

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

Our memorandum and articles of association allows the DiDi Partnership to appoint executive directors and nominate and recommend candidates for certain executive officer positions of our company. An executive director candidate duly nominated by the DiDi Partnership will be appointed by our board of directors, after which he or she will serve as an executive director of our company until expiry of his or her term, subject to removal or termination in accordance with our then-effective memorandum and articles of association. Our board of directors may, but is not obligated to, appoint candidates that the DiDi Partnership nominates for the executive officer positions with respect to which the DiDi Partnership holds nomination and recommendation rights. If our board of directors does not appoint an executive officer candidate, the DiDi Partnership may nominate replacement nominees until the board appoints one of those nominees to the executive officer position, provided that if the board decides not to appoint more than three consecutive candidates nominated by the DiDi Partnership, the board of directors may nominate and appoint any person to serve in the executive position after consulting the DiDi Partnership. See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—DiDi Partnership.” This governance structure will limit your ability to influence corporate matters, including certain matters determined at the board level.

The interests of the DiDi Partnership may conflict with your interests on certain matters and you may be disadvantaged.

The interests of the DiDi Partnership may not always align with your interests. The partnership committee of the DiDi Partnership may make determinations about, among other things, the allocation of the bonus pool among all partners, subject to approval of the compensation committee if such allocations are to partners who are executive officers or directors of our company. These allocations may not be entirely aligned with the interest of shareholders who are not partners. Because the partners may be largely comprised of members of our management team, the DiDi Partnership and its executive director nominees may focus on managerial strategies and decisions and operational and financial targets that may differ from the expectations and desires of shareholders. To the extent that the interests of the DiDi Partnership differ from your interests on certain matters, you may be disadvantaged.

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

The shareholders of the VIEs may have actual or potential conflicts of interest with us. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Variable Interest Entities.” The shareholders of the principal VIE include Mr. Will Wei Cheng, who is the chairman of our board of directors and our chief executive officer, as well as senior management of our company or an affiliate of our company in addition to one shareholder who is an investor representative. These shareholders may breach, or cause the VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIEs, which would have a material and adverse effect on our ability to direct activities of and receive economic benefits from the VIEs and their subsidiaries. For example, the shareholders may be able to cause our agreements with the VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive call option agreements with these shareholders to request them to transfer all of their equity interests in the VIEs to a PRC entity or individual designated by us, to the extent permitted by PRC law. We cannot assure you that this method, or any other methods that we may explore, will be effective in resolving the potential conflicts of interest between these shareholders and our company. The shareholders of the VIEs have executed powers of attorney to appoint our respective PRC subsidiaries to vote on their behalf and exercise voting rights as shareholders of the VIEs. If we cannot resolve any conflict of interest or dispute between us and the shareholders of the VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

The shareholders of the VIEs may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in the VIEs and the validity or enforceability of our contractual arrangements with the VIEs and their shareholders. For example, in the event that any of the individual shareholders divorces his or her spouse, the spouse may claim that the equity interest of the VIEs held by that shareholder is part of their community property and should be divided between that shareholder and his or her spouse. If that claim is supported by the court, a portion of that shareholder’s equity interest may be transferred to that shareholder’s spouse or another third party who is not subject to obligations under our contractual arrangements, which could render us unable to direct the activities of and receive economic benefits from the VIEs and their subsidiaries. Similarly, if any of the equity interests of the VIEs is inherited by a third party who is not bound by the current contractual arrangements, we may be unable to direct the activities of and receive economic benefits from the VIEs and their subsidiaries, or have to do so by incurring significant and unpredictable costs, which could cause material disruptions to our business and operations and harm our financial condition and results of operations.

Under our current contractual arrangements, (i) the spouses of some of the shareholders of the VIEs have executed a spousal consent letter under which that spouse agrees not to assert any rights over the equity interest in the VIEs, and (ii) the shareholders of the VIEs may not assign any of their respective rights or obligations with respect to their equity interests in the VIEs to any third party without the prior written consent of our PRC subsidiaries. Nevertheless, we cannot assure you that these the shareholders or their spouses will comply with these undertakings and arrangements, or that these contractual arrangements will be effectively enforced. Instituting legal proceedings to enforce these contractual arrangements could disrupt our business and divert our management’s attention, and we cannot assure you that any proceedings would be successful. If a court ultimately finds the contractual arrangements to be unenforceable, or if they are unenforceable for any other reason, our business, operations, financial condition and results of operations would be materially and adversely harmed.

Contractual arrangements in relation to the VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.

The PRC tax authorities may audit or challenge arrangements or transactions among related parties. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements in relation to the VIEs were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the taxable income of the VIEs in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, reduce the expense deductions recorded by the VIEs for PRC tax purposes, which could in turn increase their tax liabilities without reducing our PRC subsidiaries’ tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on the VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the VIEs’ tax liabilities increase or if they are required to pay late payment fees and other penalties.

Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and other foreign investment related laws and regulations and how they may impact our current corporate structure, corporate governance and operations.

The variable interest entity structure has been adopted by many companies which have operations in China, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. The status of this variable entity structure under the PRC Foreign Investment Law remains uncertain.

In January 2015, the Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law. In this discussion draft, variable interest entities that are controlled via contractual arrangements would also be deemed as foreign-invested entities, if they are ultimately “controlled” by foreign investors. Subsequently, in March 2019, the National People’s Congress promulgated the Foreign Investment Law, and in December 2019, the State Council promulgated implementing rules to further clarify and elaborate the provisions of the Foreign Investment Law. Both the law and the implementing rules became effective from January 1, 2020. Under the Foreign Investment Law, “foreign investments” are investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or indirectly in the PRC. Unlike the 2015 discussion draft, the as-adopted Foreign Investment Law and its implementing rules do not use the concept of “control” to determine whether a company is a foreign-invested enterprise, and they are silent on whether the variable interest entity structure is a means of foreign investment. However, the definition of “foreign investment” in the Foreign Investment Law is subject to a catch-all provision, under which any investment by a foreign investor in any method that may be stipulated by laws, administrative regulations or the provisions of the State Council would constitute a “foreign investment” under the Foreign Investment Law. As the PRC government authorities may promulgate more laws, regulations or rules on the interpretation and implementation of the Foreign Investment Law, it is possible that, in the future, entities that are “controlled” within the meaning of that term as used in the 2015 draft of the Foreign Investment Law or entities that are part of a variable interest entity structure may be deemed to be “foreign investments” under the Foreign Investment Law. If under future laws our consolidated VIEs were deemed to be foreign-invested enterprises, and any of the businesses that we operate are of a type in which foreign investment is restricted or prohibited, we would therefore need to take actions to comply with the law, which may materially and adversely affect our business, financial condition and results of operations. Furthermore, if future laws, administrative regulations or rules mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, business, financial condition and results of operations.

In addition, the Administrative Regulations on Foreign-Invested Telecommunications Enterprises were recently amended by the State Council on April 7, 2022. The amendments took effect on May 1, 2022 and removed the requirement that the primary foreign investor in a foreign invested value-added telecommunications enterprise have a good track record and operational experience in the value-added telecommunications industry. Given this new regulatory development, we may need to restructure the ownership structures of our consolidated VIEs for the purpose of having better power to direct activities of and receive economic benefits from the VIEs, or, if we decide to pursue listing on another internationally recognized stock exchange, satisfying the requirements of such stock exchange. Such restructuring will be subject to a number of uncertainties, including adjusting the contractual arrangements with the VIEs, registration of the transfer of the equity interests of the VIEs and their subsidiaries, registration of the new equity pledges, and obtaining additional operating permits or making amendments to our current operating permits, including the VATS Licenses. If we are unable to successfully complete the procedures involved in restructuring the ownership structure of our consolidated VIEs, or if these procedures are subsequently challenged, we may not be able to complete a future listing on another internationally recognized stock exchange as we expect, and any of these events could also cause significant disruption to our business operations, which would in turn have a material adverse effect on our business, financial condition and results of operations.

We may lose the ability to use and enjoy assets held by the VIEs that are critical to the operation of our business if the VIEs declare bankruptcy or become subject to a dissolution or liquidation proceeding.

The VIEs hold certain assets that may be critical to the operation of our business. If the shareholders of the VIEs breach the contractual arrangements and voluntarily liquidate the VIEs, or if the VIEs declare bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. In addition, if any of the VIEs undergoes an involuntary liquidation proceeding, third-party creditors may claim rights to some or all of its assets, thereby hindering our ability to operate our business, which could materially or adversely affect our business, financial condition and results of operations.

Risks Relating to Doing Business in China

Changes and developments in China’s economy, social conditions or government policies could have a material adverse effect on our business, financial conditions and results of operations.

A large majority of our operations are located in China. Accordingly, our business, prospects, financial condition and results of operations may be affected to a significant degree by the economy, social conditions and changes in government policies in China generally. While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures due to the pressure of economic growth. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government restrictions on capital investments or changes in tax regulations that are applicable to us. In addition, any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

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

On June 24, 2022, the Standing Committee of the National People’s Congress of China decided to amend the Anti-monopoly Law. The amendment took effect on August 1, 2022. Compared with the previous Anti-monopoly Law, the amendment further provides that operators must not abuse data, algorithms, technology, capital advantages and platform rules to engage in monopolistic behaviors that are prohibited by the Anti-monopoly Law and further emphasizes that operators with dominant market position shall not abuse their dominant market position by these means. In addition, the amendment increases the fines for illegal conclusion and implementation of monopoly agreements and introduces different fines for illegal concentration of business operators under different circumstances. Following this, on March 10, 2023, the State Administration for Market Regulation promulgated the Provisions on Prohibiting Monopoly Agreements, the Provisions on Prohibiting Abuse of Dominant Market Positions, the Provisions on the Examination of Concentrations of Undertakings and the Provisions on Prohibiting the Acts of Eliminating or Restricting Competition by Abuse of Administrative Power, all of which came into effect on April 15, 2023. These provisions specify and refine the provisions of the Anti-monopoly Law. For example, these provisions specify the conditions for suspending the review period for calculating the concentration of undertakings, clarify the judgment factors of “control” and “implementation of concentration” in the review of concentration of undertakings, optimize the calculation of turnover of undertakings involved in concentration, etc. Besides, these provisions further emphasize that operators with dominant market positions shall not utilize data, algorithms, technologies and rules of the platform, among others, to conduct acts of abusing their dominant market positions as stipulated thereunder. For more details, see “Item 4. Information on the Company—B. Business Overview—Regulation—PRC Regulations—Regulations Relating to Anti-Monopoly.” As these provisions came into effect recently, their interpretation, implementation and enforcement remain uncertain.

In order to comply with existing anti-monopoly and other laws and regulations and new anti-monopoly and other laws and regulations that may be enacted in the future, we may need to devote significant resources and efforts, including restructuring affected businesses, changing our business practices and adjusting our investment activities, which may materially and adversely affect our business, growth prospects and reputation. For example, in April 2021, the State Administration for Market Regulation, together with the CAC and the State Administration of Taxation, held a meeting with more than 30 major internet companies in China, including us. All companies that participated in the meeting were required to conduct a self-inspection within one month to identify and correct possible violations of anti-monopoly, anti-unfair competition, tax and other related laws and regulations and submit their compliance commitments for public supervision. We have completed the self-inspection and the governmental authorities have conducted onsite inspections of our company. Our self-inspection uncovered a number of areas which could be deemed problematic from a compliance perspective, including potential anti-competitive practices in ancillary services such as electric vehicle charging, disclosure of driver income and related policies, inaccurate marketing and promotional materials, potentially unfair pricing in the community group buying business, and failure to make filings of certain transactions subject to merger control review. We have made efforts to correct or improve the above areas to ensure compliance to the extent we can. However, we cannot assure you that we will not be subject to any penalty with respect to any violations of anti-monopoly, anti-unfair competition, pricing, advertisement, privacy protection, food safety, product quality, tax and other related laws and regulations. We expect that these areas will receive greater and continued attention and scrutiny from regulators and the general public going forward. As a result, we may be subject to additional inspections and/or investigations and may incur additional costs and expenses, devote more of our management’s attention and allocate additional resources to comply with laws, regulations and other requirements of the governmental authorities. If we are required to take any rectifying or remedial measures or are subject to any penalty, our reputation and business operations may be materially and adversely affected.

Further, on May 14, 2021, the Ministry of Transport and several other regulators convened a meeting with multiple transport-related platforms in China including us, in which the regulators required those platforms to review their business practice in the areas of driver income, pricing, and related mechanisms and make rectifications to ensure transparency and fairness to platform participants, including passengers and drivers. Specifically, for the sake of transparency and fairness, the regulators required us to share information with the drivers on our platform about their income. We have been making efforts to meet the latest guidance from regulators, including issuing public letters to drivers to explain our future periodic statements to each driver setting forth details of the driver’s income with us, beginning from July 2021. We will review and modify our business practice continually to ensure compliance with regulatory requirements and guidance. However, we cannot assure you that regulators will not have further requirements, nor that the regulators will not require us to make additional changes to various aspects of our business practice. Claims or regulatory actions against us related to various aspects of our business practice may result in our being subject to fines, constraints on or modification of our business practice, damage to our reputation, and material adverse impact on our financial condition, results of operations and prospects.

Any lawsuits, regulatory investigations or administrative proceedings relating to anti-monopoly, anti-unfair competition, pricing, advertisement, privacy protection or other matters initiated against us could also result in our being subject to regulatory actions and constraints on our completed or future investments and acquisitions, which could include forced termination of any agreements or transactions that may be determined by governmental authorities to be in violation of anti-monopoly laws or the filing requirements, required divestitures, limitations on certain pricing and business practices and/or significant fines. As a result, we may be subject to significant difficulties in operating our current business and pursuing our investment and acquisition strategy. Any of the above circumstances could materially and adversely affect our business, operations, reputation and brand.

The PRC government has jurisdiction over our business operations and may exercise discretion pursuant to PRC laws and regulations. If we fail to comply with applicable PRC laws, regulations or regulatory requirements, our operations and the value of our securities may be materially affected.

We conduct our business primarily through our PRC subsidiaries, the VIEs and their subsidiaries in China. Our operations and business development are governed by PRC laws and regulations. The PRC government has jurisdiction over our business operations and may exercise discretion pursuant to PRC laws and regulations. If we fail to comply with applicable PRC laws, regulations or regulatory requirements, our operations and value of our securities may be materially affected. See “—Risks Relating to Our Business and Industry—If we or drivers or vehicles on our platform fail to obtain and maintain the licenses, permits or approvals required by the jurisdictions where we operate, our business, financial condition and results of operations may be materially and adversely impacted” and “—Claims and/or regulatory actions against us related to anti-monopoly and/or other aspects of our business may result in our being subject to fines, constraints on or modification of our business practice, damage to our reputation, and material adverse impact on our financial condition, results of operations and prospects.”

The PRC government has also recently proposed and in some cases promulgated new laws and regulations to exert further oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. See “—Risks Relating to Our Business and Industry—New cybersecurity and data security measures and regulations could impose further compliance requirements on our business, cause us to incur new expenses for compliance, or expose us to new legal risks in the event we fail to comply with these regulatory requirements” and “—We may be required to obtain approval or subject to filing or other requirements from the CSRC or other PRC governmental authorities for any future listing or other financing activities.” As such, we may be required to obtain approval and complete filings or other administrative procedures with the PRC government for any future offshore offerings that we may conduct. However, we may be unable to obtain such approval or complete such filings or other administrative procedures in a timely manner, and therefore face adverse consequences under laws and regulations.

We have undergone a cybersecurity review in China in the past. From July 2021 to January 2023, we were required to suspend new user registration in China and 26 of the apps that we operate in China were taken down from app stores. We fully cooperated with the PRC government authorities on the cybersecurity review and rectification measures. On January 16, 2023, with the approval of the Cybersecurity Review Office, we resumed the registration of new users on DiDi Chuxing. See “Item 3. Key Information—Permissions Required from the PRC Authorities for Our Securities Offerings and Operations—Past Cybersecurity Review and Rectification.” However, there are uncertainties with respect to whether we will become subject to any new cybersecurity review in the future. If we are unable to complete any new review and implement any required rectification measures, the growth and usage of our platform in China may decline, which could materially and adversely affect our business, financial condition, results of operations and prospects. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, there may be changes or developments in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies applicable to our industry. As a result, investors in our company and our business may face uncertainties.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In June 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed the annual report on Form 20-F for the fiscal year ended December 31, 2022 and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2023.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If that happens and we are unable or have not yet listed on a non-U.S. exchange and a market does not develop outside of the United States, your ability to sell or purchase our securities when you wish to do so would be substantially impaired, which would have a negative impact on the price of our securities. Also, these circumstances would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

Litigation and negative publicity surrounding China-based companies listed in the United States may negatively impact the trading price of our ADSs.

We believe that litigation and negative publicity surrounding companies with operations in China that are listed in the United States have negatively impacted the stock prices of these companies. Certain politicians in the United States have publicly warned investors to shun China-based companies listed in the United States. The SEC and the PCAOB also issued a joint statement on April 21, 2020, reiterating the disclosure, financial reporting and other risks involved in the investments in companies that are based in emerging markets as well as the limited remedies available to investors who might take legal action against such companies. Furthermore, various equity-based research organizations have published reports on China-based companies after examining their corporate governance practices, related party transactions, sales practices and financial statements, and these reports have led to special investigations and listing suspensions on U.S. national exchanges. Any similar scrutiny on us, regardless of its lack of merit, could cause the market price of our ADSs to fall, divert management resources and energy, cause us to incur expenses in defending ourselves against rumors, and increase the premiums we pay for director and officer insurance.

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

The PRC government may continue to strengthen its capital controls, and more restrictions and a more substantial vetting process may be put forward by SAFE for cross-border transactions falling under either or both the current account and the capital account. To the extent cash or assets in our business are held in the PRC or by a PRC entity, the funds or assets may not be available to fund operations or for other use outside of the PRC due to the imposition of restrictions and limitations by the PRC government. Although currently there are no equivalent or similar limitations in Hong Kong on cash transfers to or from our Hong Kong entities (including currency conversion), if certain limitations in the PRC were to become applicable to cash transfers to or from Hong Kong entities (including currency conversion) in the future, the funds in our Hong Kong entities, likewise, may not be available to meet our currency demand. See “Item 3. Key Information—Cash and Asset Flows through Our Organization.” Any limitation on the ability of our PRC subsidiary to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

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

The average wage in China has increased in recent years and is expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to those who pay for our services, our profitability and results of operations may be materially and adversely affected. Furthermore, if the drivers on our platform believe that their earnings on our platform are not competitive with wages that they can earn elsewhere, either with competitors or in other lines of work, we may have to increase their earnings to ensure an adequate supply of drivers on our platform, and we may be unable to pass that cost on to riders. In addition, if drivers on our platform are reclassified as employees instead of independent contractors, our labor costs will be substantially increased, which could adversely affect our business and results of operations. See also “—Risk Relating to Our Business—Our business would be adversely affected if drivers were classified as employees, workers or quasi-employees.”

In addition, we are subject to regulatory requirements on entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. Pursuant to the Labor Contract Law and its implementation rules, employers are subject to requirements in terms of signing labor contracts, minimum wages, paying remuneration and statutory benefits, determining the term of employee’s probation and unilaterally terminating labor contracts. In addition, enterprises are forbidden to force laborers to work beyond prescribed time limits and employers must pay laborers for overtime work in accordance with the law. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2021, 2022 and 2023 were an increase of 1.5%, an increase of 1.8% and a decrease of 0.3%, respectively. Although we have not been materially affected by inflation in the past, we may be affected by higher rates of inflation in China in the future, particularly if it affects labor costs.

We engage independent third-party service providers to recruit third-party workers, such as customer service professionals, at our request and to settle the payment of service fees to these third-party service providers for us. However, we cannot preclude the possibility that the workers supplied by third-party service providers may be classified as “dispatched workers” by PRC courts, arbitration tribunals or government agencies. In December 2012, the Labor Contract Law was amended and in January 2014, the Interim Provisions on Labor Dispatch were promulgated, imposing more stringent requirements on the use of employees of temporary employment agencies, who are known in China as “dispatched workers.” Among other restrictions, the number of dispatched workers hired by a company may not exceed a certain percentage of the total number of employees at that company, and those dispatched workers may only engage in temporary, auxiliary or substitutable work. If we are found to be in violation of any requirements under the Labor Contract Law, the Interim Provisions on Labor Dispatch or their related rules and regulations, we may be ordered by the labor authority to rectify the non-compliance by entering into written employment contracts with the deemed “dispatched workers,” or be subject to regulatory penalty, other sanction or liability or be subject to labor disputes.

Furthermore, on July 16, 2021, the Ministry of Human Resources and Social Security, the National Development and Reform Commission, the Ministry of Transport, together with several other governmental authorities jointly promulgated Guiding Opinions on Safeguarding the Rights and Interests of Workers Engaged in New Forms of Employment, which require, among other things, that platform enterprises who have adopted labor outsourcing and other cooperative labor methods must take responsibility in accordance with laws and regulations for any harm to workers’ rights and interests. The guiding opinions also call for organizing and launching pilot programs for occupational injury protection of flexible employment personnel, with a focus on platform enterprises in industries such as mobility, takeout, instant delivery and intra-city freight, and encourage platform enterprises to improve the protection for flexible employment personnel on the platform by purchasing personal accident, employer liability and other commercial insurances. On November 17, 2021, the Ministry of Transport, the National Development and Reform Commission, the CAC and certain other governmental authorities jointly promulgated the Opinions on Strengthening the Protection of the Rights and Interests of Workers in New Forms of Transportation Industry, which provide that the governmental departments shall urge online ride hailing platform enterprises to announce pricing rules and income distribution rules to interested parties such as drivers and passengers. The total amount paid by the passengers and the remuneration of the driver, and the ratio of the difference between the aforementioned amounts to the total amount paid by the passengers must be displayed to the drivers. In addition, these opinions aim to strengthen the occupational injury protection of online ride hailing drivers, encourage online ride hailing platform to actively participate in the occupational injury protection pilot, and urge online ride hailing platform to pay social insurance for drivers who meet the labor relationship conditions in accordance with the law, and guide and support drivers who do not fully meet the conditions for establishing labor relations with online ride hailing platform enterprises to participate in corresponding social insurance. These opinions also emphasize to safeguard the rights of the drivers to have reasonable remuneration and rest, among others. On November 8, 2023, the Ministry of Human Resources and Social Security promulgated three guidelines regarding workers engaged in new forms of employment, namely (i) the Guidelines on Protecting the Rights and Interests of Rest and Remuneration for Workers Engaged in New Forms of Employment, (ii) the Guidelines on the Publicity of Labor Rules for Workers Engaged in New Employment Forms, and (iii) the Service Guidelines for the Maintenance of Rights and Interests of Workers Engaged in New Forms of Employment. These guidelines provide, among other things, that platforms must set limits on how long workers engaged in new forms of employment (such as ride-hailing drivers) can work in a day, as well as the total continuous period of time that these workers may accept orders. These platforms must also supervise their partners who provide them with workers so that the latter pays workers on time and in full. Platforms must disclose to workers engaged in new forms of employment the rules and regulations, standard contract terms, algorithmic rules and operations mechanisms that are directly related to the basic rights and interests of those workers. If new rules on the platform are established or existing rules are changed, resulting in a material impact on workers’ rights and interests, platforms must perform a risk assessment about the impact of the new rules and report the new rules to the local administrative department of human resources and social security and the relevant competent department seven days in advance.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practices do not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. We cannot assure you that we have complied or will be able to comply with all labor-related law and regulations. If we are deemed to have violated labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations will be adversely affected.

Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries as required by PRC regulations or comply with laws and regulations on other employment practices may subject us to penalties.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of their employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. Local governments in China have not consistently implemented the employee benefit plan requirements, given the different levels of economic development in different areas. We cannot assure you that our practices will be deemed to be in compliance with the abovementioned employee benefit plan requirements in all aspects. For example, certain of our PRC subsidiaries and the VIEs engage third-party human resources agencies to make social insurance and housing fund contributions for some of their employees, and there is no assurance that these third-party agencies have made or will make those contributions in a full or in a timely manner. The authorities may require us to pay, or in the case of any shortfalls, to cover, the required social insurance and housing fund contributions. We may also become subject to fines and legal sanctions due to any failure to make social insurance and housing fund contributions for our employees. Companies operating in China are also required to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment. With respect to the underpaid employee benefits, we may be required to complete registrations, make up the contributions for these plans as well as to pay late fees and fines. With respect to the under-withheld individual income tax, we may be required to make up sufficient withholding and pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits and under-withheld individual income tax, our financial condition and results of operations may be adversely affected. We may also be subject to regulatory investigations and other penalties if our other employment practices are deemed to be in violation of PRC laws and regulations.

Failure to comply with PRC laws and regulations on leased property may expose us to potential fines and negatively affect our ability to use the properties we lease.

Some of our leasehold interests in leased properties have not been registered with the PRC government authorities as required by PRC law, which may expose us to potential fines if we fail to take the appropriate remedial measures after receiving notice from the PRC government authorities. Furthermore, a few of our lessors have mortgaged the properties that we are renting. In the event that these properties are foreclosed on due to the lessors’ failure to perform their obligations to the creditors, we may not be able to continue to use such leased properties and may incur additional expenses for relocation.

Our lessors are required to comply with various laws and regulations to enable them to have effective titles of their properties to lease for our use. For instance, properties used for business operations and the underlying land should be approved for commercial use purposes by competent government authorities. Failure to do so may subject the lessors to monetary fines or other penalties and may lead to the invalidation or termination of our leases by competent government authorities, and therefore may adversely affect our ability to use the leased properties. In addition, certain lessors of our leased properties have not provided us with valid property ownership certificates or any other documentation proving their right to lease those properties to us. If our lessors are not the owners of the properties or they have not obtained consents from the owners or their lessors or permits from the government authorities, our leases could be invalidated.

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

Limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. While we have entered into certain insignificant hedging transactions to reduce our exposure to foreign currency exchange risk and may decide to enter into additional hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

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

We are an offshore holding company conducting our operations in China through our PRC subsidiaries, the VIEs and their subsidiaries. To finance those operations, we may make loans to our PRC subsidiaries, the VIEs and their subsidiaries, or we may make additional capital contributions to our PRC subsidiaries, or we may establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or we may acquire offshore entities with business operations in China in an offshore transaction.

Most of these methods are subject to PRC regulations and approvals or registration. For example, loans by us to our wholly owned PRC subsidiary to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. If we decide to finance our wholly owned PRC subsidiary by means of capital contributions, these capital contributions must be registered with the State Administration for Market Regulation or its local branch, reported as foreign investment information to the Ministry of Commerce, or registered with other governmental authorities in China. Due to the restrictions imposed on loans in foreign currencies extended to PRC domestic companies, we are not likely to make such loans to the VIEs, which are PRC domestic companies. Further, we are not likely to finance the activities of the VIEs by means of capital contributions due to regulatory restrictions on foreign investment in PRC domestic enterprises engaged in certain businesses.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015. Pursuant to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated. In particular, this kind of RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. SAFE subsequently issued several circulars in the following years to provide additional guidelines on the use by foreign invested enterprises of the income under their capital accounts generated from their capital, foreign debt and overseas listing. However, the interpretation and enforcement of SAFE Circular 19 and other circulars remain subject to uncertainty and potential future policy changes from SAFE.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, or at all, with respect to future loans to our PRC subsidiaries or the VIEs or future capital contributions by us to our PRC subsidiaries. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries or the VIEs when needed. If we fail to complete such registrations or obtain such approvals, our ability to use our cash and cash equivalents and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive a large majority of our revenues in RMB. Under our current corporate structure, our holding company in the Cayman Islands may rely on dividend payments from our PRC subsidiary to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our wholly foreign-owned subsidiaries in China are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. But approval from or registration with appropriate government authorities or delegated banks is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also restrict access in the future to foreign currencies for current account transactions when it deems necessary. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiary’s ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities, as well as foreign individuals that are deemed to be PRC residents for foreign exchange administration purposes) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 further requires registrants to amend their registrations with SAFE if the offshore special purpose vehicle experiences material changes, such as a (i) change in name, (ii) change in the composition of its PRC shareholders, (iii) increase or decrease in capital contributions, (iv) share transfer or exchange, or (v) merger or division. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015. PRC residents must, by themselves or entrusting accounting firms or banks, file with the online information system designated by SAFE with respect to its existing rights under offshore direct investment each year prior to the requisite time.

We may not be fully informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our shareholders or beneficial owners to comply with SAFE’s registration requirements. We cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE’s regulations.

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

In the future, we may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of the above-mentioned regulations and other rules to complete such transactions could be time-consuming, and any required approval processes may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. Furthermore, according to the M&A Rules, if a PRC entity or individual plans to merge or acquire its related PRC entity through an overseas company legitimately incorporated or controlled by such entity or individual, such a merger and acquisition will be subject to examination and approval by the Ministry of Commerce. There is a possibility that the PRC regulators may promulgate new rules or explanations requiring that we obtain the approval of the Ministry of Commerce or other PRC governmental authorities for our completed or ongoing mergers and acquisitions. There is no assurance that we can obtain such approval from the Ministry of Commerce or any other PRC governmental authorities for our mergers and acquisitions, and if we fail to obtain those approvals, we may be required to suspend our acquisition and be subject to penalties. Any uncertainties regarding such approval requirements could have a material adverse effect on our business, results of operations and corporate structure.

We may be required to obtain approval or subject to filing or other requirements from the CSRC or other PRC governmental authorities for any future listing or other financing activities.

Pursuant to the M&A Rules, an offshore special purpose vehicle that was formed for listing purposes through the acquisition of PRC domestic companies and is controlled by PRC persons or entities must obtain the approval of the CSRC before it can list its securities on an overseas stock exchange. However, the application of the M&A Rules remains unclear. Furthermore, on February 17, 2023, the CSRC promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five related guidelines, which became effective on March 31, 2023. Under these new rules, PRC domestic companies that seek to offer and list securities in overseas markets (including the circumstance where a PRC domestic company intends to reissue and list overseas after delisting from an overseas exchange, including where the delisting results in the trading of that company’s securities on the over-the-counter market), either directly or indirectly, are required to complete the filing procedures with the CSRC and report the required information. As the Overseas Listing Trial Measures and the related guidelines were newly promulgated, there remain uncertainty regarding their implementation and interpretation and we cannot predict whether or how these new rules may impact our company in the future.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, employees, directors, supervisors and other senior management participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. We and our directors, executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted share-based awards are subject to these regulations. Failure to complete the registrations with SAFE may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our wholly foreign-owned subsidiaries in China and limit these subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors and employees under PRC law.

In addition, the State Administration of Taxation has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiary has obligations to file documents related to employee share options or restricted shares with the tax authorities and to withhold individual income taxes of those employees who exercise their share options or are granted restricted share. If our employees fail to pay or we fail to withhold their income taxes according to the laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities.

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

We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we will be subject to the enterprise income tax on our global income at the rate of 25% and we will be required to comply with PRC enterprise income tax reporting obligations. In addition, dividends that we pay and gains realized on the sale or other disposition of our ADSs or ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such dividends or gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs.

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

Under PRC law, legal documents for corporate transactions are executed using the chops or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant branch of the Administration for Market Regulation. Although we usually utilize chops to enter into contracts, the designated legal representatives of our PRC subsidiaries, the VIEs and their subsidiaries have the apparent authority to enter into contracts on behalf of these entities without chops and bind the entities. The designated legal representatives of our PRC entities have signed employment agreements with us or these PRC entities under which they agree to abide by various duties. In order to maintain the physical security of our chops and chops of our PRC entities, we generally store these items in secured locations accessible only by the authorized personnel in the administrative department of each of our subsidiaries. Although we monitor such authorized personnel, there is no assurance such procedures will prevent all instances of abuse or negligence. Accordingly, if any of our authorized personnel misuse or misappropriate our corporate chops or seals, we could encounter difficulties in maintaining control over the entities and experience significant disruption to our operations. If a designated legal representative obtains control of the chops in an effort to obtain control over our PRC entities, we or our PRC entities would need to pass a new shareholder or board resolution to designate a new legal representative and we would need to take legal action to seek the return of the chops, apply for new chops with the authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties to us, which could involve significant time and resources and divert management attention away from our regular business. In addition, the affected entities may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

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

One of our subsidiaries, Beijing DiDi Infinity Technology and Development Co., Ltd., which we refer to as Beijing DiDi, is entitled to enjoy a preferential tax rate of 15%, due to its qualification as a High and New Technology Enterprise. This status will expire in 2025 unless renewed. The High and New Technology Enterprise qualification is re-assessed by the authorities every three years, and if the subsidiary fails to renew its High and New Technology Enterprise qualification, the enterprise income tax rate applicable to it will increase to 25%. See “Item 5. Operating And Financial Review and Prospects—A. Operating Results—Taxation—China.”

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

On May 23, 2022, we held an extraordinary general meeting to vote on the voluntary delisting of our ADSs from the NYSE and obtained shareholder approval for delisting. On June 13, 2022, our ADSs were delisted from the NYSE. The delisting of our ADSs from the NYSE has had and may continue to have a material adverse effect on us by, among other things, causing investors to dispose of our ADSs and limiting the ADSs’ liquidity, the ADSs’s market price, the number of potential investors, the availability of trading information, the number of broker-dealers and our ability to obtain financing. The lack of an active trading market may limit the liquidity of an investment in our ADSs, meaning at times you may not be able to sell our ADSs at prices attractive to you, or at all.

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

On May 23, 2022, we held an extraordinary general meeting to vote on the voluntary delisting of our ADSs from the NYSE and obtained shareholder approval for our delisting. On June 2, 2022, we filed a Form 25 Notification of Delisting and our ADSs were delisted from the NYSE on June 13, 2022. Our ADSs have been quoted on OTC Pink under the symbol “DIDIY” since June 2022. The OTC Market is a significantly more limited market than NYSE. The quotation of our ADSs on the OTC Market may result in a less liquid market available for existing and potential stockholders to trade our ADSs, could depress the trading price of our ADSs and could have a long-term adverse impact on our ability to raise capital in the future.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile due to factors specific to our own company, including the following:

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

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act (As Revised) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Differences in Corporate Law.”

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

We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the price of our securities and could diminish our cash reserves.

On November 11, 2023, our board of directors authorized a share repurchase program, under which we may repurchase up to US$1 billion of our shares during the 24 months after the date of the program’s adoption. Under this program, we may make share repurchases from time to time through legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The program does not obligate us to repurchase any specific dollar amount or to acquire any specific number of ADSs. See Item 16.E for quantitative information about the shares we have repurchased pursuant to this program. Our board of directors will periodically review this share repurchase program, and may authorize adjustments to its terms and size. Our board of directors may also authorize additional share repurchase programs in the future.

We cannot guarantee that our share repurchase program will enhance long-term shareholder value. Our share repurchase program could affect the price of our securities and increase volatility and may be suspended or terminated at any time, which may result in a decrease in the trading price of our securities. Furthermore, share repurchases could diminish our cash reserves.

Our reported financial results may be adversely affected by changes in accounting principles.

The accounting for our business is complicated, particularly in the area of revenue recognition, and is subject to change based on the evolution of our business model, interpretations of accounting principles, enforcement of existing or new regulations, and changes in SEC or other agency policies, rules, regulations, and interpretations, of accounting regulations. Changes to our business model and accounting methods could result in changes to our financial statements, including changes in revenues and expenses in any period, or in certain categories of revenues and expenses moving to different periods, may result in materially different financial results, and may require that we change how we process, analyze, and report financial information and our financial reporting controls.

We are obligated to develop and maintain proper and effective internal controls over financial reporting, and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our company and, as a result, the value of our ADSs.

We are required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. Our management, with the participation of our chief executive officer and chief financial officer, has conducted an evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2023. Based on this evaluation, we did not note or identify any deficiencies that we believe to be material weaknesses as of December 31, 2023. In addition, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our independent registered public accounting firm has issued an attestation report, in which it has concluded that as of December 31, 2023, our internal control over financial reporting was effective. We are required to disclose changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting on an annual basis.

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

As of April 8, 2024, Mr. Will Wei Cheng and Ms. Jean Qing Liu beneficially own, either directly or through certain entities, all of our issued Class B ordinary shares. These Class B ordinary shares constitute 8.1% of our total issued and outstanding share capital and 46.7% of the aggregate voting power of our total issued and outstanding share capital as of April 8, 2024 due to the disparate voting powers associated with our dual-class share structure. As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in our best interests or the best interests of our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

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

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any investment in the ADSs could be greatly reduced or even rendered worthless.

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

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Although the law in this regard is not entirely clear, we treat the VIEs and their subsidiaries as being owned by us for U.S. federal income tax purposes because we consolidate their results of operations in our consolidated U.S. GAAP financial statements as we have the power to direct activities of the VIEs that most significantly impact their economic performance and the right to receive economic benefits from the VIEs that could potentially be significant to them. If it were determined, however, that we are not the owner of the VIEs and their subsidiaries for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year. Assuming that we are the owner of the VIEs and their subsidiaries for U.S. federal income tax purposes, and based on the value of our assets and the composition of our income and assets, including goodwill and other unbooked intangibles, and taking into account (i) the “fair market value” method in accordance with the U.S. Internal Revenue Code of 1986, as amended (the “Code”), (ii) the working capital exception under proposed U.S. Treasury Regulations and (iii) the look-through rule under the Code, our company does not appear to be a PFIC for our taxable year ended December 31, 2023.

There can be no assurance that we will not be a PFIC, for U.S. federal income tax purposes, for any taxable year because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive determination made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our ADSs may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. If we determine not to deploy significant amounts of cash or other passive assets for active purposes, our risk of being a PFIC for the current or subsequent taxable years may substantially increase. Because there are uncertainties in the application of the rules (including the working capital exception under proposed U.S. Treasury Regulations), it is also possible that the Internal Revenue Service may challenge our classification of certain assets as non-passive, which may result in our company being or becoming a PFIC, for U.S. federal income tax purposes, for any taxable year.

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

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands and not currently listed on any stock exchange. As a Cayman Islands exempted company, we are subject to the Companies Act (As Revised) of the Cayman Islands, which to a large extent is modeled after the older Companies Acts of England but does not follow recent English statutory enactments. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Differences in Corporate Law” for a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the state of Delaware and their shareholders. In addition, as an exempted company, we are exempted from certain requirements of the Companies Act, including the requirement to hold an annual general meeting. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares—Differences in Corporate Law—Exempted Company.” Furthermore, as we are not currently listed on any stock exchange, we are not subject to any listing rules or listing standards. To the extent that we continue to follow the NYSE corporate governance listing standards that were previously applicable to us, we may stop following any or all of those listing standards at any time at the discretion of our board of directors or management, as the case may be. Our corporate governance practices may afford shareholders less protection than they would otherwise enjoy under Delaware law or under the corporate governance listing standards of the NYSE, the Nasdaq Stock Market or other stock exchanges.

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

A.History and Development of the Company

We commenced our operations in 2012 through Xiaoju Technology and launched our DiDi Dache app to provide online taxi services. Xiaoju Technology established a variety of subsidiaries in China to engage in mobility services. In January 2013, Xiaoju Science and Technology Limited was incorporated in the Cayman Islands as our holding company. In February 2015, we changed the name of our company to Xiaoju Kuaizhi Inc. in connection with our acquisition of Kuaidi. In June 2021, we further renamed our company as DiDi Global Inc.

The following is a summary of our key business development milestones:

Timeline	Event
2012	We commenced online taxi services.
2014	We introduced ride hailing services. We have expanded our ride hailing services over the years and provide a comprehensive range of services that cater to different budgets and needs today.
2015	We acquired Kuaidi and rebranded our app to DiDi Chuxing.
2016	We acquired Uber China and also began investing in autonomous driving.
2018	We launched our energy and vehicle services. We also expanded into Brazil, followed by Mexico, and then into other countries.
2020	We launched the D1 in cooperation with a leading electric vehicle manufacturer.
2021	Our ADSs commenced trading on the NYSE under the symbol “DIDI.”
2022	Our ADSs were delisted from the NYSE.

Major Transactions

Acquisition of Kuaidi

In February 2015, we acquired Kuaidi through a merger agreement entered into between DiDi and Kuaidi pursuant to which Kuaidi was merged with and into DiDi, with DiDi continuing as the surviving company. Kuaidi was mainly engaged in the business of providing online taxi services in China. Under the merger agreement, all issued and outstanding ordinary and preferred shares of each of Kuaidi and DiDi were cancelled and exchanged into the applicable number and type of shares in DiDi.

Acquisition of Uber China

In August 2016, we acquired Uber (China) Ltd., or Uber China, in exchange for our issuance of our Series B-1 preferred shares in DiDi. Uber China was mainly engaged in the business of providing online taxi services in China. In connection with the transaction, DiDi agreed to purchase certain Series G preferred shares in Uber for an aggregate cash consideration of US$1 billion within six months after the closing of the transaction and Uber committed to issue to DiDi a warrant that entitles DiDi to purchase certain Series G preferred shares of Uber upon the closing of DiDi’s share purchase in Uber. DiDi’s share purchase in Uber for a consideration of US$1 billion and Uber’s issuance of the warrant to DiDi were completed in February 2017. In January 2018, the warrant was forfeited. In May 2019, Uber became a public company listed on the NYSE, and the preferred shares we held in Uber were converted to ordinary shares. In November and December 2020, we disposed all the shares we held in Uber.

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

Sale of Certain Smart Auto Business

We entered into a strategic cooperation in August 2023 with XPeng Inc., pursuant to which we conditionally agreed to sell certain smart auto business to XPeng Inc. in consideration of class A ordinary shares issued by XPeng Inc. The initial closing of the transaction was completed on November 13, 2023, following the satisfaction of the applicable closing conditions, with additional closings contemplated if the sold business achieves certain milestones.

Prior to the completion of the transaction, we had been using certain business assets to develop, design and engineer an A-class automobile vehicle. After the completion of the transaction, XPeng Inc. owns and operates this smart auto business while we own a minority stake in XPeng Inc. In addition, we have agreed to cooperate with XPeng Inc. until August 2028 in a number of areas, including research & development and marketing.

Listing on the NYSE and Delisting

On June 30, 2021, we listed our ADSs on the NYSE under the symbol “DIDI.” Our initial public offering in the United States was completed on July 2, 2021. We raised approximately US$4.3 billion in net proceeds from our initial public offering, after deducting underwriting commissions and the offering expenses payable by us.

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

In connection with the Soda Series A funding round, we granted Cayman Soda Limited a one-off exit right with respect to its Soda A-1 preferred shares, exercisable upon the fourth anniversary of the closing of Cayman Soda Limited’s subscription for its Soda A-1 preferred shares, or upon the earliest occurrence of certain other exit events on or before the sixth anniversary of the closing of Cayman Soda Limited’s subscription for its Soda A-1 preferred shares, including a change of control (such as by merger or asset sale under certain conditions) or the registered public offering by Soda of its ordinary shares. In February 2024, Cayman Soda Limited exercised its exit right, and we repurchased all the Soda A-1 preferred shares it held at the time of such exercise, with a total consideration of US$66.7 million paid in cash, which was determined based on a pre-agreed pricing formula. After the completion of such repurchase, Cayman Soda Limited ceased to own any shares of Soda.

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

Soda Series B Preferred Shares and Convertible Notes

In 2021, Soda has issued, in connection with its Series B funding round, (i) Series B-1 preferred shares to certain investors for a total consideration of US$80.0 million, (ii) Series B-2 preferred shares to us for a total consideration of US$300.0 million, and we currently hold 90.1% of its total equity interests.

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

B.Business Overview

OVERVIEW

We are a leading technology platform for shared mobility, with operations in China and 14 other countries through our platforms or our partnerships across the world.

Our business model comprises four key components:

●	shared mobility;
●	energy and vehicle services;
●	electric mobility; and
●	autonomous driving.

Shared mobility. In China, we are a leading brand for shared mobility and provide consumers with a range of safe, affordable and convenient mobility services. Our services include ride hailing, online taxi, chauffeur, hitch, and other forms of shared mobility. We have also expanded our platform globally to markets outside China with similar challenges and opportunities. We leverage the technology and expertise that we gained from building and scaling a shared mobility network in China to create localized solutions that fit the needs of consumers in these new markets.

Energy and vehicle services. In 2018, we launched energy and vehicle services in China to support the growth of shared mobility by increasing our ability to attract drivers and vehicles onto our platform. We partner with leasing companies and financial institutions to help drivers obtain vehicles. We also help lower the ongoing operating costs for drivers and increase their earning potential. We provide drivers with access to fuel discounts at gas stations in our network.

Electric mobility. Electric vehicles are a natural fit for shared mobility. The benefits of lower operating and maintenance costs for electric vehicles as compared to vehicles with internal combustion engines are amplified by greater usage and higher mileage from shared mobility. To support the electric vehicles on our platform, we operate a large electric vehicle charging network in China. We have also cooperated with industry partners to promote electric vehicles on our platform. For example, we launched the D1 in cooperation with a leading electric vehicle manufacturer in 2020, and we entered into a strategic cooperation with XPeng Inc. in August 2023, pursuant to which we will collaborate to promote the application of smart electric vehicles.

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

Our business has achieved significant scale since our founding in 2012. Our revenues were RMB173.8 billion, RMB140.8 billion and RMB192.4 billion (US$27.1 billion) in 2021, 2022 and 2023, respectively. Our net loss was RMB49.3 billion and RMB23.8 billion in 2021 and 2022, respectively, and our net income was RMB0.5 billion (US$0.1 billion) in 2023.

Our Adjusted EBITA (non-GAAP) results were losses of RMB19.2 billion, RMB12.8 billion and RMB2.2 billion (US$0.3 billion) in 2021, 2022 and 2023, respectively. Adjusted EBITA is a non-GAAP financial measure used by our management to evaluate our operating performance. We define Adjusted EBITA (non-GAAP) as net income (loss) before (i) interest income, (ii) interest expenses, (iii) investment income (loss), net, (iv) impairment loss for equity investments accounted for using Measurement Alternative, (v) income (loss) from equity method investments, net, (vi) other income (loss), net, (vii) income tax benefits (expenses), (viii) share-based compensation expense, (ix) amortization of intangible assets and (x) impairment of goodwill and intangible assets acquired from business combination. This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. It should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of our operating performance. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-GAAP Financial Measure.”

SERVICE OFFERINGS

The following diagram shows our service offerings in China and international markets.

Shared Mobility

We provide consumers with a comprehensive range of safe, affordable and convenient mobility services, including ride hailing, online taxi, carpooling, chauffeur, hitch, and other forms of shared mobility. We will continue to innovate new mobility services and solutions that address consumers’ evolving needs in each market we serve.

The diagram below depicts the home screen of our DiDi Chuxing app in China where consumers can access our mobility and other essential services:

上海
扫一扫
最多人选
嘉定北地铁站2口
嘉定北地铁站4口
Safety Center
Departure
Enter your destination
Ride Hailing
Hitch
Chauffeur
Inter-City Carpooling
Bike & E-Bike
Carpooling
Finance
Discount
More
Select Current Location on Map
Plan Your Ride
Frequently Used Shared Mobility Features
Access to Our Service Offering

Ride Hailing

We address a wide variety of rider preferences by offering a comprehensive range of ride hailing services on our platform. All services other than Piggy Express can be accessed through the same app. Below, we explain some of the key characteristics of each of our services.

Price Point

Luxe	Luxury vehicles with professionally trained drivers and a variety of amenities
Premier	High-end vehicles aimed at business travelers with a variety of choices for style and size
Select	Newer or more spacious vehicles, suitable for everyday use
DiDi Flash	Dynamic pricing for faster service during peak hours
Express	Our main service, affordable for everyday use
Discount Express	Dynamic pricing for lower prices during off-peak
Piggy Express	Affordable service targeted at younger riders with higher flexibility of hours for drivers
Carpooling	Discounted fares for sharing rides with other riders on the same route

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

Online Taxi

Our online taxi service allows riders to hail a taxi conveniently and efficiently on our platform. We make online taxi a transparent, reliable and traceable experience. We have implemented a service quality control system to protect riders’ safety and to reduce the occurrence of undesirable driver behavior such as bargaining, detours, picking up extra passengers and refusal of service. Taxi drivers, at the same time, also benefit from improved efficiency and are able to earn more.

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

Leasing

We have built a large vehicle leasing network in China. Drivers can browse vehicles available for lease, sign a lease and pay online through our platform. We have adopted an asset-light model, under which many of the vehicles available for leasing on our platform are owned by our vehicle leasing partners. By making it easier and more affordable for drivers to lease vehicles, we expand the pool of drivers who can provide ride hailing services on our platform.

Electric Mobility

Shared mobility is a natural use case for electric vehicles. The benefits of lower operating and maintenance costs for electric vehicles are amplified by constant use and high mileage required for shared mobility solutions. Additionally, the concentration of shared mobility services in urban cities allows electric vehicles to easily access charging networks.

There were over 3.5 million electric vehicles registered on our platform as of December 31, 2023, and electric vehicles fulfilled over 57% of the annual mileage on our ride hailing platform in 2023.

Charging

We have a large electric vehicle charging network in China, operated in part by us and in part by our national and local partners. Drivers can see which charging devices are available through our app, which reduces wait time and maximizes the amount of time that drivers can spend serving riders and earning income.

As of the end of 2023, our extensive charging network covers more than 190 cities, enabling more drivers to charge their electric vehicles quickly and conveniently.

Autonomous Driving

We are developing autonomous driving as part of our shared mobility platform. See “—Autonomous Driving Solutions” for details.

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

International

We began expanding internationally in early 2018. We see significant growth potential ahead in Latin America, where we provide ride hailing, food delivery and financial services to drivers and users. We continue to expand strategically into selected markets where we believe we can leverage our technology and in-depth operational knowhow to bring mobility and other essential services to consumers.

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

The following diagrams depict the home screens of our DiDi Rider (International Version) app:

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

We had 631 million annual active users and 25 million annual active drivers worldwide for the twelve months ended December 31, 2023. We will continue to improve our services and strengthen technological innovation to serve drivers and users worldwide.

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

Matching. We utilize our AI and deep learning systems to match individual drivers and riders efficiently, taking into account factors such as distance, wait times, and driver and passenger preferences. We rely on our matching algorithms to reduce pickup waiting times for customers and idle driving times for drivers, with the goal of satisfying customer demands and maximizing driver income

. In addition to shared mobility, we are able to implement this matching technology for other offerings, such as intra-city freight, optimizing allocation and improving efficiency for each business line.

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

Safety. We have implemented safety features across our entire ride sharing experience. We also launched an in-app safety center including the world’s first in-app police assistance button and other enhanced safety features, such as options to designate emergency contacts and share trip information.

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

We have been building and refining our autonomous driving business. We have developed proprietary Level 4 full-stack autonomous driving software built upon both real-world driving data and simulative data. Our comprehensive technology includes onboard software modules such as localization, perception, prediction, planning and vehicle control; off-board tools and infrastructure such as simulation and data pipeline; and vehicle-to-everything (V2X) technology. We have assembled a team of over 850 experts in the field and have a self-driving fleet of more than 200 test vehicles. We have been conducting testing of our fleet in Shanghai, Guangzhou and Beijing. We launched our Level 4 non-commercial robotaxi services, which include in vehicle human safety drivers, in Shanghai, and Guangzhou.

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

RESEARCH AND DEVELOPMENT

Our use of technology and data is supported by a large research and development team. We have also collaborated with a number of universities for laboratory research on our core mobility technologies. We recognize that our technology capabilities have significant influence over the mobility ecosystem, and therefore we embrace collaboration with different enterprises to accelerate our research and development. We see synergies with various players across verticals and have established deep relationships with a number of partners. We host a number of theme-based research programs, on such topics as mobility, computer vision and machine learning, as well as open dataset programs for the public to welcome individuals from across China to innovate with us. We have also set up research funds for young scholars and talent programs to help cultivate a group of prospective engineers and scientists, as we believe that supporting front-tier technology research is supporting the future of our industry.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE

We firmly believe that creating social value and fulfilling our responsibility to society is not only the right thing to do, but also the key to our company’s success. We are committed to promoting social welfare and contributing to the betterment of our communities.

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

We provide necessary support to the drivers on our platform, making travel more heartfelt. Our “DiDi Seeds Program” focuses on the education and development of the children of ride hailing drivers. As of the end of 2023, we had awarded college entrance examination scholarships to almost 1,000 driver families. Our “DiDi Care Fund” provides humanitarian assistance to ride hailing drivers and their families who face difficulties in their daily life due to serious illnesses, disasters, and other factors. Since 2018, we have assisted a total of over 1,186 driver families, and the special funds allocated for humanitarian assistance have exceeded RMB12 million.

Diversity and Inclusion

We promote diversified and inclusive growth as an integral part of our values and identity. We established the DiDi Women’s Network in 2017, which aims to create a more diverse working environment and advance the personal growth of high-potential female professionals. The DiDi Women’s Network, together with other leading Chinese internet companies, formed the All in Woman Alliance Group to promote the diversity, equality and inclusion in the industry.

We are member of the International Finance Corporation’s Digital2Equal initiative, and have established committee on workplace conduct. We have set up anti-discrimination provisions in our recruitment guidelines, included anti-sexual harassment requirements in our supplier terms and conditions, provided anti-harassment complaint channels and legal training on sexual harassment in the workplace, and carried out training on attracting diverse talent. We reject any form of discrimination, harassment or threatening behaviors based on gender, location, age, race, religion and pregnancy and disability, and we aim to create an inclusive workplace where everyone feels welcome. We require our suppliers to commit to standards with respect to labor practices, health and safety protection, business ethics, and prevention of sexual harassment.

We believe that travel should be accessible to everyone. At DiDi, we are committed to fulfilling our social responsibility by providing barrier-free travel options, especially for special groups like the disabled and the elderly. Our goal is to create a world where every traveler can enjoy a safe, convenient, and inclusive travel experience. To achieve this goal, we have developed a comprehensive strategy that focuses on three key areas: information accessibility, barrier-free mobility services, and public welfare mobility support. Through our efforts in these areas, we are exploring the combined development of inclusive services and social welfare under the mobile mobility scenario.

In terms of information accessibility, we have equipped our DiDi APP with “text to speech” functions, making it easier for visually impaired users to access our services. For barrier-free mobility services, we launched an initiative to assist passengers with certified guide dogs in finding a car, avoiding rejection, and completing their trips smoothly. This service has been widely recognized and covers 139 cities, with over 2.9 million DiDi drivers completing the Accessibility Services Certification. We also pay close attention to the travel needs of special groups and have established partnerships with public welfare organizations to provide free trips for those in need. We work to support underserved groups that have special needs, such as impoverished orphans, patients with rare diseases, visually impaired or hearing-impaired children, and public welfare volunteers.

To facilitate transportation for the elderly, on January 22, 2021, we launched the “DiDi Care Version” mini-program, later renamed “DiDi Senior Edition.” We were the first online ride hailing platform in China to launch an app designed for use by the elderly. Currently, we provide an “Assisted Rides” app function, a mini-program, and telephone hotlines for senior citizens. As of March 31, 2024, we have provided over 128 million trips for over 4.5 million elderly people in 355 cities.

Serving Communities

Drivers on our platform are not only service providers on the road, but also volunteers in better serving their communities. Through various initiatives, we support drivers in actively engaging in social volunteer work, promoting the development of their communities, and projecting positive energy and warmth.

We initiated the “Positive Energy on the Road Program” in 2016 to recognize and reward drivers’ brave and kind actions during rides. As of the end of 2023, the program had commended over 1,600 DiDi drivers for their acts of bravery, honesty, and kindness.

In 2021, we established the “DiDi Emergency Rescue Project,” through which we participate in emergency rescue practices. After certain provinces experienced severe flooding in July and October 2021, we donated RMB180 million in total to disaster relief efforts to support the recovery of the affected areas. Subsequently, the “DiDi Public Welfare Rescue Team” was launched to work with civilian professional rescue teams by providing ride hailing drivers with emergency skills training and opportunities to participate in volunteer services.

Low Carbon and Sustainability

We strive to contribute to the environment through increased road efficiency and promotion of electric vehicles. Our shared mobility services contribute to the reduction of carbon emissions. As of December 31, 2023, there were over 3.5 million electric vehicles registered on our platform, and electric vehicles fulfilled over 57% of the annual mileage on our ride-hailing platform in 2023. Our commitment to autonomous driving is also paving the way for the future of sustainable mobility.

We are working with our partners to promote sustainable supply chains, and have adopted environmental standards for our suppliers that need to abide by. We are promoting environmental protection and resource conservation throughout the product lifecycle, and we encourage our upstream and downstream supply chain partners to become more environmentally friendly. We have obtained the first green supply chain management system certification in the bike and e-bike sharing industry from an independent third-party appraiser based on national standards in China. We are actively involved in initiatives related to climate change and biodiversity protection. We work hand in hand with public welfare organizations and protected zones to protect and promote the conservation of rare species, including migratory birds, the Giant Panda, and the Chinese White Dolphin.

In 2022, we launched the “Tanyuanqi” project in 298 cities. This project encourages users to choose low-carbon mobility methods to protect the environment. Currently, the project has attracted over 400 million users, taking a positive step towards optimizing mobility structures and cultivating users’ choice for green mobility.

We are actively promoting green operations in our workplaces. To continuously reduce energy and resource consumption, we have adopted a number of energy, water and resource saving initiatives, including renovating our workplaces to use more sustainable furniture and materials, ongoing education, and regular inspections.

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

We use a combination of the following methods and initiatives to protect the safety of everyone who uses our platform:

●	Background checks and screening. We verify the documentation, including the driver’s license and vehicle registration license, of drivers who register on our platform. We also have certain requirements implemented in accordance with applicable PRC regulations, including minimum and maximum age requirements, driving experience, no criminal record, no record of dangerous driving or driving under the influence, and no record of drug use. In addition to conducting background reviews of new drivers when they register on our platform, we also periodically conduct background reviews of active drivers. If an active driver fails a background review, their account will be blocked from accessing our platform to ensure the safety of rides on our platform. Riders can register on our platform by verifying their cellphone number.
●	DiDi Safeguard. We have developed a comprehensive set of safety measures to safeguard riders throughout their entire ride, from when a rider requests a trip to his or her arrival at the destination point.
●	Emergency contacts and police assistance. Both drivers and riders can set up emergency contacts in the safety center in our app and choose to share their real-time trip information automatically to their emergency contacts via SMS during a pre-set time frame. We also have a police assistance button in our app, which allows riders to make emergency calls to the police. Once a rider makes an emergency call to the police, our system will automatically generate an SMS to notify all emergency contacts that the rider has reached out to the police and share the rider’s trip information and location in real time. Additionally, our customer service team is available around the clock to assist customers with any safety concerns. Through our app, customers are able to easily access messaging or calling options to obtain assistance from us.
●	Safe driving. Our system detects signs of dangerous driving patterns, including fatigue, distraction, speeding, accelerating and turning too fast, and braking too hard. In addition, if the vehicle is stopped for too long at a location during a trip, we will send a message to the rider for him or her to confirm the status of the trip. We provide a guardian tool through which a rider’s friends and family can keep track of the rider’s trip status, with a focus on providing visibility into trips by elderly, teenage and non-local riders, as well as long-distance or night trips. The tool can automatically share boarding and alighting reminders, itinerary information, tracking information with friends and family. Through the tool, friends and family can also contact the driver or the platform, pay for the fare, turn on in-car video, complete real-name authentication, and access other services.

●	Ratings. We provide a ratings system to riders, which serves as a channel for riders to provide instant feedback on their ride experiences. At the end of each ride, the rider is prompted to rate the driver on a scale of 1 to 5 stars. Our ratings system allows riders to provide anonymous feedback. We take rider ratings feedback very seriously. If a driver is rated below average, the driver may contact our customer service to discuss and address the issues. Riders may put particular drivers on a personal blacklist so that they are no longer dispatched to those drivers. Additionally, drivers may put particular riders on a personal blacklist so that they are no longer dispatched to pick them up.
●	Vehicle matching. If riders find vehicles do not match the information listed in the app, they can provider feedback through the app or over the phone, and if it is confirmed that the driver is using a different vehicle, the driver will be banned.
●	Hitch-specific initiatives. We have implemented heightened screening procedures for car owners that use our hitch service. In addition to real name verification, we require private car owners and passengers to verify their identity through facial recognition in a video registration process. We use facial recognition verification at registration and pick-up to prevent wrongful or false use of user identity. We protect the privacy of passengers by displaying minimal personal information on our app. For example, personalized profile photos and gender information are not available on our app. We also limit the number of orders for each car owner to preserve the ride-sharing nature of hitch. Additionally, the car owner should keep the voice recording function turned on throughout the entire trip, and it activates automatically during night-time and long-distance orders.
●	Safety education and campaigns. We have set up a set of comprehensive safety management committees. We educate drivers on our policies, service standards, safety guidelines, and how to receive ride requests, and we require them to take exams on an in-app e-learning platform to enhance their safety awareness. We also regularly communicate our approach and safety concerns and safety initiatives with riders, drivers and other stakeholders.
●	International safety initiatives. We are building a safe and open mobility platform by proactively communicating with riders, drivers, stakeholders and partners around the world to tailor safety measures to specific regions. For example, in countries where online payment systems are uncommon, we promote the use of DiDi Cards so that drivers do not carry lots of cash and become targets for crime.

DATA PRIVACY AND SECURITY

We are committed to protecting the personal information of all of our users, including drivers, consumers, and other third parties. We have developed and implemented policies on data collection, processing and usage across our platform to safeguard the data we collect, and we regularly review these policies and their implementation. We have established an Information Security Committee which is responsible for ensuring compliance with our internal policies as well as the applicable laws and regulations concerning data privacy and security.

We have instituted strict procedures for collecting, transmitting, storing and using user data pursuant to our data security and privacy policies. Prior to collecting any user data, we evaluate and confirm that such collection is in compliance with the applicable laws. We provide our users a copy of our Personal Data Protection Privacy Policy to inform them of the scope and purpose of the data we collect. All user data may be stored only until the business purposes for collecting and processing the data has been fulfilled, after which the data must be destroyed or anonymized. We have also adopted internal guidelines and controls, applicable to all of our employees, suppliers and contractors, under which we grant classified access to confidential personal data only to limited persons with strictly defined and layered access authority to our data and systems. Where permitted by local regulations and subject to any required consent from our users, we may share data, typically in anonymized form, with third parties to assist those third parties in providing services to our users.

We maintain a comprehensive data security program to protect the confidentiality and integrity of our data across all aspects of data collection and processing. We utilize a variety of technologies to protect our servers from fire, physical shock, theft and other forms of physical harm. On the back-end, our servers, databases and information technology networks utilize firewalls, anti-DDoS, intrusion prevention systems, real-time server monitoring and other network cybersecurity technologies. We also utilize a wide range of protective technologies at the application level, including security access code systems, web application firewalls and simulated hacking tests. We back up user and historical data on a regular basis using both “hot” and “cold” backup systems to minimize the risk of data loss or leakage. Moreover, we frequently review our backup and data recovery systems, including through regular disaster recovery testing, to ensure that those systems are functioning properly.

We have obtained certifications to help us ensure that our systems conform to domestic and international standards, including ISO 20000 (relating to the performance of our service management systems), ISO 22301 (relating to the ability of our management system to respond to disruptive events), ISO 27001 (relating to the performance of our information security systems) and ISO 27701 (relating to the performance of our privacy information management systems). We review and refine our systems on an annual basis to ensure that they remain compliant with the standards we observe.

We are subject to complex and evolving PRC laws and regulations. In the course of our operations, we have from time to time been subject to regulatory scrutiny regarding our compliance with data protection rules. On July 2, 2021, the Cybersecurity Review Office posted an announcement stating that we were subject to a cybersecurity review and that the Cybersecurity Review Office required us to suspend new user registration in China during the review. On July 4, 2021, the CAC posted an announcement stating that our DiDi Chuxing app collected personal information in violation of PRC laws and regulations. Pursuant to the PRC Cybersecurity Law, the CAC notified app stores to take down the DiDi Chuxing app and required us to strictly comply with relevant laws and regulations, follow the relevant standards set by the PRC government authorities, and rectify the problem to ensure the security of users’ personal information. On July 9, 2021, the CAC posted an announcement stating that 25 of the apps that we operate in China, including apps used by users and drivers, had the problem of collecting personal information in serious violation of relevant PRC laws and regulations. Pursuant to the PRC Cybersecurity Law, the CAC notified app stores to take down these apps, and required us to strictly comply with relevant laws and regulations, follow the relevant standards set by the PRC government authorities, and rectify the problem to ensure the security of users’ personal information. We fully cooperated with the PRC government authorities on the cybersecurity review and rectification measures. On January 16, 2023, with the approval of the Cybersecurity Review Office, we resumed registering new users on DiDi Chuxing. We will continue to take effective measures to protect the safety of our platform infrastructure and security of big data, and safeguard national cybersecurity. In addition, the PRC government has promulgated a series of new laws and regulations on cybersecurity, data security, personal privacy and overseas listing, which establish higher compliance standards for China-based issuers, including our company, with respect to various aspects such as cybersecurity, data security, cross-border data transfer, personal privacy and overseas listing. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—New cybersecurity and data security measures and regulations could impose further compliance requirements on our business, cause us to incur new expenses for compliance, or expose us to new legal risks in the event we fail to comply with these regulatory requirements.”

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

In addition, third parties may initiate litigation against us alleging infringement of their proprietary rights or declaring their non-infringement of our intellectual property rights. In the event of a successful claim of infringement and our failure or inability to develop non-infringing technology or obtain license of the infringed or similar technology on a timely basis, our business could be harmed. Moreover, even if we are able to obtain license of the infringed or similar technology, license fees could be substantial and may adversely affect our results of operations.

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

●	Consumers. We compete to attract, engage and retain consumers based on the quality of our mobility services in terms of safety, price, convenience, and comfort as well as our ability to provide other service offerings that cater to their essential needs.
●	Drivers. We compete to attract, engage and retain drivers on our platform based on our ability to increase their income, simplify their operational workflows and lower their operating costs through technology and vehicles solutions.
●	Technologies. We compete to develop technologies that would meaningfully change the future of mobility, such as autonomous driving.

We face competition in each of our offerings. Our shared mobility business competes with personal vehicle ownership and usage, which accounts for the majority of passenger miles in the markets that we serve, with other ride hailing services, and with traditional transportation services, including taxicab companies, online taxi services and public transportation. We are also competing globally with a number of other companies to develop and commercialize autonomous driving and to develop and scale other essential services.

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

PRC REGULATIONS

Regulations Relating to Foreign Investment

The establishment, operation and management of companies in the PRC are mainly governed by the Company Law, which was issued by the Standing Committee of the National People’s Congress and was last amended in December 2023. The revised Company Law will take into effect in July 2024. The Company Law applies to both PRC domestic companies and foreign-invested companies. The investment activities in China of foreign investors are also governed by the Foreign Investment Law, which was approved by the National People’s Congress of China in March 2019 and took effect on January 1, 2020. Along with the Foreign Investment Law, the Implementing Rules of Foreign Investment Law promulgated by the State Council and the Interpretation of the Supreme People’s Court on Several Issues Concerning the Application of the Foreign Investment Law promulgated by the Supreme People’s Court became effective on January 1, 2020. Under the Foreign Investment Law, the term “foreign investments” refers to any direct or indirect investment activities conducted by any foreign investor in the PRC, including foreign individuals, enterprises or organizations; such investment includes any of the following circumstances: (i) foreign investors establishing foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors acquiring shares, equity interests, property portions or other similar rights and interests thereof within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) other forms of investments as defined by laws, regulations, or as otherwise stipulated by the State Council.

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

According to the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2021 version) and the Administrative Regulations on Foreign-Invested Telecommunications Enterprises, which were most recently amended by the State Council on April 7, 2022 and took effect on May 1, 2022, the equity interest of foreign investors in value-added telecommunications enterprises that are open for foreign investment according to China’s WTO commitment may not exceed 50%, except as otherwise stipulated by the state. Foreign investment in entities holding VATS Licenses for internet data center services, content delivery network services, domestic internet protocol virtual private network services and internet access services, which are not open for foreign investment according to China’s WTO commitment, are generally prohibited, except that qualified telecommunication service providers incorporated in Hong Kong or Macau may hold up to 50% equity interest in such entities according to the Mainland and Hong Kong Closer Economic Partnership Agreement or the Mainland and Macao Closer Economic Partnership Agreement, respectively. From May 1, 2022, the amended Administrative Regulations on Foreign-Invested Telecommunications Enterprises cancelled the qualification requirement on the primary foreign investor in a foreign invested value-added telecommunications enterprise for having a good track record and operational experience in the value-added telecommunications industry as stipulated in the previous version.

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

On July 27, 2016, the Ministry of Transport, the MIIT, the Ministry of Public Security, the Ministry of Commerce, the State Administration for Market Regulation and the CAC jointly promulgated the Interim Measures for the Management of Online Ride Hailing Operation and Service, which took effect on November 1, 2016 and was last amended on November 30, 2022. These measures were promulgated to regulate the business activities of online ride hailing services and to ensure the safety of passengers by establishing a regulatory system for the platforms, vehicles and drivers engaged in online ride hailing services. According to these measures, (i) the competent transport department of the State Council shall be responsible for guiding the administration of online ride hailing services nationwide, (ii) the competent transport department of the government of a province or an autonomous region shall be responsible for guiding the administration of online ride hailing services within its respective administrative region, and (iii) the competent transport department of a municipality directly under the central government, a city divided into districts, a county, or other competent administrative department designated by the government shall be responsible for the specific administration of online ride hailing service. Before carrying out online ride hailing services, an online ride hailing service platform must obtain a permit for the online ride hailing business and complete the record filing of internet information services with the provincial communications administration in the place of its enterprise registration. Such platform must be capable of exchanging and processing the information and data with its servers located within the PRC, have service organizations and service capabilities in locations where the services are provided, establish a sound operational management system, work safety management system and service quality assurance system, and fulfill other conditions as prescribed. Platforms that conduct the online ride hailing business without obtaining the necessary permit may be subject to an order of correction, a warning by the local authority, a fine of RMB10,000 to RMB30,000, or even criminal liabilities if a violation constitutes a crime. Vehicles used for online ride hailing services must also satisfy certain conditions in order to obtain the transportation permit for vehicles used for online ride hailing services, including, among others, installation of satellite navigation system and emergency alarm devices, and meeting certain operational safety criteria. These measures also impose certain requirements on drivers engaged in online ride hailing services, including, among others, a driving experience of more than three years and no transport or driving related or violent criminal offense or violent crime record. Drivers must meet the prescribed conditions and pass the exams before they can obtain the driver’s license for online ride hailing services. Platforms may be subject to an order of correction and a fine of RMB5,000 to RMB10,000, and in severe cases a fine of RMB10,000 to RMB30,000, if the vehicle or driver providing the online ride hailing services has not obtained the applicable permit. Furthermore, these measures also provide that competent local governmental authorities may formulate detailed implementing rules for their respective regions in accordance with the Interim Measures and in light of local conditions.

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

Following the promulgation of the Interim Measures for the Management of Online Ride Hailing Operation and Service, various local governmental authorities have promulgated implementing rules to further stipulate the detailed requirements for online ride hailing service platforms, vehicles and drivers. For example, on December 21, 2016, Beijing Municipal Commission of Transport and several other governmental authorities jointly promulgated Implementing Rules for the Management of Online Ride Hailing Operation and Service in Beijing, which stipulate that an online ride hailing service platform company shall set up a service agency in Beijing with the place for supporting services and corresponding number of staff. The vehicles used for online ride hailing services shall have Beijing license plates, meet the relevant standards, be equipped with terminal equipment, be registered for use as “ride hailing passenger transport,” and be pre-connected to the online ride-hailing platform with the permit for the online ride hailing business. In addition, Drivers engaged in online ride hailing services shall have Beijing household registration, be healthy, pass the examination, have not committed more than 5 road traffic safety violations within one year prior to application, and have not been included in the taxi information database for serious violations.

On December 21, 2016, Shanghai Municipal People’s Government promulgated Provisions on the Management of Online Ride Hailing Operation and Service in Shanghai, which stipulate that an online ride hailing service platform shall set up a branch in Shanghai, have office space, service network and management personnel that match the number of registered vehicles and drivers in Shanghai, and purchase carrier’s liability insurance. Vehicles used for online ride hailing services shall be registered in Shanghai, meet the relevant standards, pass the environmental protection and safety performance test, purchase the required insurance, be installed with positioning devices and emergency alarm devices, and be connected to the regulatory platform. In addition, drivers engaged in online ride hailing services shall have Shanghai household registration and meet the requirements on compliance with laws and regulations. According to the 14th Five-Year Development Plan of Shanghai Municipal for Road Transport Industry released on November 19, 2021, the household registration restrictions on drivers engaged in online ride hailing services will be loosened to a certain extent. However, there are no any further explanations or detailed rules or regulations with respect to such plan.

On November 28, 2016, Guangzhou Municipal People’s Government promulgated the Interim Measures for the Management of Online Ride Hailing Operation and Service in Guangzhou, as amended on November 14, 2019, which stipulate that an online ride hailing service platform which is not registered in Guangzhou shall have permits for an online ride hailing business and online service capability identification results obtained in its registration place. Vehicles used for online ride hailing services must comply with environmental protection and energy conservation technical standards, shall be registered for use as “ride hailing passenger transport” and shall have obtained vehicle driving licenses for less than one year as of the date of applying for the online ride hailing license, and shall not be similar to cruising taxis in appearance. In addition, drivers engaged in online ride hailing services shall not be retired, graduate from junior middle school or above, be in good health and have a driving license of Guangzhou.

On December 28, 2016, the Shenzhen Municipal People’s Government promulgated Interim Measures for the Management of Online Ride Hailing Operation and Service in Shenzhen, as last amended on March 3, 2022, which stipulate that an online ride hailing service platform shall have premises, management agencies and management personnel in Shenzhen that match its business scale, and the vehicles used for online ride hailing services shall be within its valid inspection period, have obtained a driving license for less than two years as of the date of applying for the online ride hailing license, be equipped with vehicle-borne terminals that meet the applicable specifications, and shall not be similar to cruising taxis in appearance. In addition, drivers engaged in online ride hailing services shall have no record of the practicing qualification certificate of taxi drivers being revoked within three years before the application, and have passed the practicing qualification examination.

On July 26, 2021, Chengdu Transportation Bureau and several other local governmental authorities promulgated Implementing Rules for the Management of Online Ride Hailing Operation and Service in Chengdu, which replaced the previous implementing rules as promulgated on November 5, 2016, and provide that an online ride hailing services platform shall set up a service agency in Chengdu and be equipped with corresponding service capabilities. Vehicles used for online ride hailing services must comply with the applicable standards, be registered for use as “ride hailing passenger transport,” have obtained vehicle driving licenses for less than six months as of the date of applying for the online ride hailing license, and shall not have the special patterns and logos for cruising taxis. Furthermore, drivers engaged in online ride hailing services shall have household registration or residence permit in Chengdu with no record of being banned from entry into this industry permanently due to revocation of the taxi qualification certificate, and with no relevant illegal records in the last five years and shall be in good health.

On February 7, 2022, the General Office of the Ministry of Transport, the MIIT, the Ministry of Public Security and several other governmental authorities jointly promulgated the Notice on Strengthening the Joint Supervision of the Entire Chain of Online Ride Hailing Industry, which provides that the departments of transportation, telecommunications, public security, human resources and social security, the People’s Bank of China, taxation, market regulation and internet information shall accelerate the establishment of a collaborative supervision mechanism led by the transportation department for new forms of transportation at the provincial and municipal levels, or the joint supervision mechanism. This notice requires the governmental authorities to optimize service processes, strictly control industry personnel access, and urge online ride hailing platforms not to grant access to drivers and vehicles with no valid licenses. In case certain violations by online ride hailing platforms trigger the supervisions of various governmental authorities or different provinces and have serious adverse impacts, the authorities of the State Council may organize joint regulatory talks and urge the online ride hailing platforms to rectify. If the online ride hailing platforms commit serious violations but refuse to rectify, the governmental authorities of the municipal level or above may initiate joint supervision and report such violations to the inter-ministerial joint meeting mechanism, and the Ministry of Transport shall take the lead and work together with the CAC, the MIIT, the Ministry of Public Security and other governmental authorities, or instruct their local counterparts, to take measures in accordance with laws, including ordering online ride hailing platforms to suspend services in the region, suspend the release of apps or take down the apps, etc. According to this notice, the joint supervision mechanism shall apply to certain violations of laws and regulations by online ride hailing platforms, which include (i) engaging in online ride hailing business or in a disguised form without obtaining the permit for online ride hailing business; (ii) failing to secure that the vehicles and drivers providing services have licenses and professional qualifications, dispatching orders to drivers and vehicles that have not obtained the corresponding licenses, failing to transmit data information to online ride hailing supervision information exchange platform as required or other serious violations of laws and regulations occurring in the process of operating online ride hailing business; (iii) low-price dumping, fraud, and unreasonably differential treatment of individuals in terms of transaction conditions; (iv) endangering network security, data security, or infringing on the rights and interests of users’ personal information; (v) illegal operation of payment and settlement business; (vi) serious infringement of the labor security rights and interests of the drivers; (vii) failure to pay taxes in accordance with the law; and (viii) other serious violations that endanger public interests, disrupt social order, and affect social security and stability.

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

Regulations Relating to Autonomous Driving

The MIIT, the Ministry of Public Security and the Ministry of Transport issued the Administrative Norms for Road Testing of Intelligent Connected Vehicles (Trial Implementation) in April 2018, which became effective from May 1, 2018, and further issued the Administrative Norms for Road Testing and Demonstrative Application of Intelligent Connected Vehicles (Trial Implementation) on July 27, 2021, which took effect from September 1, 2021 and replaced the 2018 administrative norms. The Administrative Norms for Road Testing and Demonstrative Application of Intelligent Connected Vehicles (Trial Implementation) is the primary national level regulatory document on road testing of autonomous driving vehicles in the PRC, pursuant to which, any entity intending to conduct a road testing and demonstrative application of intelligent connected vehicles must provide a self-statement on road testing safety and a temporary license plate for each tested vehicle. Demonstrative application refers to activities involving the pilot and trail effects of running intelligent connected vehicles with passengers and goods, which are carried out on designated sections of roads, urban roads, regions and other roads that are used for passage of public motor vehicles. To qualify for these required licenses, an applicant entity must satisfy, among others, the following requirements: (i) it must be an independent legal person registered under PRC law with the capacity to conduct manufacturing, technological research or testing of vehicles and vehicle parts, which has established protocol to test and assess the performance of autonomous driving system and is capable of conducting real-time remote monitor of the tested vehicles; (ii) the vehicle under road testing must be equipped with a driving system that can switch between autonomous pilot mode and human driving mode in a safe, quick and simple manner and allows human driver to take control of the vehicle any time immediately when necessary; (iii) the tested vehicle must be equipped with the functions of recording, storing and real-time monitoring the condition of the vehicle and is able to transmit real-time data of the vehicle, such as the driving mode, location and speed; (iv) the applicant entity must sign an employment contract or a labor service contract with the driver of the tested vehicle, who must be a licensed driver with more than three years’ driving experience and a track record of safe driving and is familiar with the testing protocol for autonomous driving system and proficient in operating the system; (v) the applicant entity must insure each tested vehicle for at least RMB5 million against car accidents or provide a letter of guarantee covering the same. During the testing, the testing entity should post a noticeable identification logo for autonomous driving test on each tested car and should not use autonomous driving mode unless in the permitted testing areas specified in the self-statement. If the testing entity intends to conduct road testing in the region beyond the administrative territory of the certificate issuing authority, it must again provide the former materials and supplementary materials (if any) to the authority supervising the road-testing of autonomous cars in that region. In addition, the testing entity is required to submit to the provincial authority a periodical testing report every six months and a final testing report within one month after completion of the road testing. In the case of a car accident causing severe injury or death of personnel or vehicle damage, the testing entity must report the accident to the provincial authority within 24 hours and submit a comprehensive analysis report in writing covering cause analysis, final liability allocation results, etc. within five working days after the traffic enforcement agency determines the liability for the accident.

On November 17, 2023, the MIIT, the Ministry of Public Security, the Ministry of Housing and Urban-Rural Development and the Ministry of Transport issued, with effect from the same day, the Notice of Implementing the Pilot Program of Access and On-road Traffic of Intelligent Connected Vehicles. This notice also included an annex setting out implementation guidelines for the pilot program. The notice and its implementation guidelines established a pilot program for the on-road testing of intelligent connected vehicles. Pursuant to the notice, the authorities may select intelligent connected vehicles for on-road traffic pilot programs on the basis of road tests and product demonstrations. Eligible intelligent connected vehicles are those which are equipped with L3 or L4 autonomous driving functions (as defined in the Taxonomy of Driving Automation for Vehicles) and are capable of being mass produced. To be considered for the pilot, manufacturers and users of these vehicles must jointly develop an application plan and apply for the pilot qualification. The users must purchase vehicular insurance, apply for registration, monitor the operation of the vehicle, and ensure that the vehicle is used safely. If the intelligent connected vehicle will be used to provide transportation services as part of the pilot, the requisite operational licenses license must also be obtained. The implementation guidelines provide that the users of the vehicles must (i) be an independent legal person registered under the PRC law that has fixed business premises in the city where the intelligent connected vehicles are to be operated and the capabilities to effectively support the development of safety and security work for the operation of the intelligent connected vehicles; (ii) establish a team that includes a team lead and management personnel, each with specified tasks and duties, to ensure the safe operation of the intelligent connected vehicles; (iii) establish a sound operational safety system, monitor the intelligent connected vehicles to ensure road safety, and respond in the event of emergencies, and (iv) obtain the appropriate operational licenses and qualifications if the user is engaged in the operation of transportation services.

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

On November 7, 2016, the Standing Committee of the National People’s Congress issued the Cybersecurity Law, which came into effect on June 1, 2017. The Cybersecurity Law provides that network operators must set up internal security management systems that meet the requirements of a classified protection system for cyber security, including appointing dedicated cyber security personnel, taking technical measures to prevent computer viruses, network attacks and intrusions, taking technical measures to monitor and record network operation status and cyber security incidents, and taking data security measures such as data classification, backups and encryption. The Cybersecurity Law also requires network operators that provide network access or domain name registration services, landline or mobile phone network access, or that provide users with information publication or instant messaging services, to require users to provide a real identity when they sign up. The Cybersecurity Law sets high requirements for the operational security of facilities deemed to be part of the PRC’s “critical information infrastructure.” These requirements include data localization, i.e., storing personal information and important data in the PRC, and national security review requirements for critical information infrastructure operators when purchasing any network products or services that may impact national security. Among other factors, “critical information infrastructure” is defined as critical network facilities and information systems, that will, in the event of destruction, loss of function or data leak, result in serious damage to national security, the national economy and people’s livelihoods, or the public interest. Specific reference is made to key sectors such as public communication and information services, energy, transportation, water-resources, finance, public services and e-government. Network operators and operators of critical information infrastructure in violation of the Cybersecurity Law may be ordered to cease illegal activities and may be subject to warnings, fines, suspension of business, confiscation of illegal gains, closedown of the websites and revocation of business licenses or operating permits, and the personnel directly in charge or other directly responsible personnel may be fined.

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

To apply for a cybersecurity review, the operators shall submit (i) an application letter, (ii) a report to analyze the impact or the potential impact on national security, (iii) purchase documents, agreements, the draft contracts, and the draft application documents for the initial public offering or similar activity, and (iv) other necessary materials. If the Cybersecurity Review Office deems it necessary to conduct a cybersecurity review, it should complete a preliminary review within 30 business days from the issuance of a written notice to the operator, or 45 business days for complicated cases. Upon the completion of a preliminary review, the Cybersecurity Review Office should reach a review conclusion suggestion and send the review conclusion suggestion to the members for the cybersecurity review mechanism and the authorities for their comments. These authorities shall issue a written reply within 15 business days from the receipt of the review conclusion suggestion. If the Cybersecurity Review Office and these authorities reach a consensus, then the Cybersecurity Review Office shall inform the operator in writing, otherwise, the case will go through a special review procedure. The special review procedure should be completed within 90 business days, or longer for complicated cases.

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

On July 30, 2021, the State Council promulgated the Regulations on Security Protection of Critical Information Infrastructure, effective on September 1, 2021. According to the Regulations on Security Protection of Critical Information Infrastructure, a “critical information infrastructure” refers to an important network facility and information system in important industries such as, among others, public communications and information services, as well as other important network facilities and information systems that may seriously endanger national security, the national economy, the people’s livelihood, or the public interest in the event of damage, loss of function, or data leakage. The competent governmental authorities and supervision and management authorities of the aforementioned important industries will be responsible for (i) organizing the identification of critical information infrastructures in their respective industries in accordance with certain identification rules, and (ii) promptly notifying the identified operators and the public security department of the State Council of the identification results. These regulations require the operator to submit a report to the competent PRC governmental authority in accordance with the provisions upon the occurrence of any major cybersecurity incident or the discovery of any major cybersecurity threat to the critical information infrastructures. Operators of critical information infrastructures must purchase safe and trusted network products and services, and if the purchase of network products and services may affect national security, the operators must pass a cybersecurity security review. Any violation of these regulations may subject critical information infrastructure operators to an order to cease illegal activities, warnings and fines, and the personnel directly in charge may be fined.

The Administrative Provisions on Security Vulnerability of Network Products were jointly promulgated by the MIIT, the CAC and the Ministry of Public Security on July 12, 2021 and took effect on September 1, 2021. Network product providers, network operators as well as organizations or individuals engaging in the discovery, collection, release and other activities of network product security vulnerability are subject to these provisions and shall establish channels to receive information of security vulnerability of their respective network products and shall examine and fix such security vulnerability in a timely manner. Network product providers are required to report information of security vulnerability of network products to the MIIT within two days and to provide technical support for network product users. Network operators shall take measures to examine and fix security vulnerability after discovering or acknowledging that their networks, information systems or equipment have security loopholes. According to these provisions, the breaching parties may be subject to administrative penalty as regulated in accordance with the Cybersecurity Law.

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

In the meantime, the PRC regulatory authorities have also enhanced the supervision and regulation on cross-border data transfer. For example, on July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-Border Data Transfer, which took effect on September 1, 2022. These measures require the data processor providing data overseas and falling under any of the specified circumstances apply for the security assessment of cross-border data transfer by the national cybersecurity authority through its local counterpart. On February 22, 2023, the CAC promulgated the Measures on the Standard Contract for Cross-border Transfer of Personal Information, which became effective on June 1, 2023. These measures require personal information processors providing personal information to overseas recipients by entering into standard contracts and falling under any of the specified circumstance to file with the local counterpart of the CAC within ten business days from the effective date of the relevant standard contracts. Furthermore, on March 22, 2024, the CAC promulgated the Provisions on Promoting and Standardizing Cross-Border Data Transfer, which set forth the circumstances exempted from performing the security assessment or filing procedures for cross-border data transfer and further clarify the thresholds and scenarios for data processors to go through these procedures as stipulated under the aforementioned measures.

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

Furthermore, the Personal Information Protection Law stipulates the rules for cross-border transfer of personal information. Any cross-border transfer of personal information is subject to the condition that it is necessary to provide the personal information to a recipient outside the territory of the PRC due to any business need or any other need, as well as the satisfaction of at least one of the following conditions: (i) where a security assessment organized by the national cyberspace administration has been passed; (ii) where a certification of personal information protection has been passed from a professional institution in accordance with the provisions issued by the national cyberspace administration; (iii) where a standard contract formulated by the national cyberspace administration has been entered into with the overseas recipient; or (iv) any other condition prescribed by laws, administrative regulations or any other requirements by the national cyberspace administration. Critical information infrastructure operators and personal information processors who have processed personal information in an amount reaching a threshold prescribed by the national cyberspace administration, must store in the territory of the PRC the personal information collected or generated within the territory of the PRC. If it is necessary to provide such information to an overseas recipient, a security assessment organized by the national cyberspace administration must be passed. Violation of the Personal Information Protection Law may give rise to an order to rectify, warnings, confiscation of illegal gains, fines, suspension of business and revocation of business licenses or operating permits, and the app processing the personal information illegally may be required to suspend or terminate the provision of services, and the personnel directly in charge or other directly responsible personnel may be fined and be prohibited to serve as directors, supervisors, senior management personnel or the personnel in charge of the protection of personal information in the entities within a certain period.

Regulations Relating to Micro-loan Companies

On May 4, 2008, China Banking Regulatory Commission, which was merged into the China Banking and Insurance Regulatory Commission, and the People’s Bank of China jointly promulgated the Guiding Opinions on the Pilot Operation of Micro-Loan Companies, which provide that a micro-loan company shall be a limited liability company or joint stock company established with investments from natural persons, legal-person enterprises or other social organizations, and shall not absorb the public deposits and operates micro-loan business. To apply for setting up a micro-loan company, the applicant shall file a formal application with the competent authorities of the provincial government, and, upon approval, it shall apply to the local administrative for market regulation for handling the registration formalities and obtain the business license. It is also required to file the material with the local public security authority, the local branch of the China Banking and Insurance Regulatory Commission and the People’s Bank of China. In addition, these opinions also stipulate the requirements on the source, application of funds of micro-loan companies, including among others, (i) the major sources of funds shall be the capital injected by the shareholders, donated capital and the capital borrowed from a maximum of two banking financial institutions; (ii) the balance of the capital borrowed from banking financial institutions shall not exceed 50% of the net capital as prescribed by laws and regulations; (iii) micro-loan companies shall have the autonomy to select prospective borrowers based on the principle of serving the development of farmers, agriculture and rural economy. Micro-loan companies are encouraged to provide credit services for farmers and mini-size enterprises and make more efforts in increasing their number of clients and enlarging the coverage of services.

On September 7, 2020, the China Banking and Insurance Regulatory Commission issued the Notice of General Office of the CBIRC on Strengthening the Supervision and Administration of Micro-Loan Companies which requires micro-loan companies shall adhere to the principle of “small sum and decentralization,” and shall determine the amount and term of loans based on the income level, overall liabilities, asset status, actual needs and other factors of borrowers, so as to ensure that the repayment amount of the borrowers does not exceed their repayment capacity. The balance of the loans provided by a micro-loan company to the same borrower shall not exceed 10% of the company’s net assets; and the balance of the loans provided by a micro-loan company to the same borrower and its affiliated parties shall not exceed 15% of the company’s net assets. Local financial regulatory authorities may, in light of regulatory needs, lower the maximum balance of the aforesaid loans.

On August 1, 2008, Chongqing Municipal People’s government promulgated the Interim Measures for Administration of Micro-Loan Companies in Chongqing (For Trial), as amended on April 27, 2009, which apply to the establishment, operation and administration of the local micro-loan companies in Chongqing. These measures set out the requirements on the shareholders, the registered capital, the senior management personnel, the internal rules and systems, etc. for establishment of micro-loan companies. The establishment of a micro-loan company must go through two stages (preparation stage and opening stage), and the approval from Chongqing Financial Supervision and Administration Bureau is required for each stage, which are pre-conditions for completing the establishment registration formalities of the micro-loan companies with local administration for market regulation. In addition, the measures require the micro-loan companies to establish and improve the corporate governance structure, clarify the power and responsibility relationship among the shareholders, directors, supervisors and managers, and formulate stable and effective rules of procedure, decision-making procedures and internal audit systems. The micro-loan companies may operate the businesses of various loans, bill discounting and asset transfer after obtaining the corresponding approvals from Chongqing Financial Supervision and Administration Bureau, shall not conduct any form of illegal fund-raising or disguised absorption of public deposits. Without the consent of local financial supervision and administration bureau, a micro-loan company shall not operate any business beyond the business scope listed in the approval documents. The loan balance of a micro-loan company to the same borrower shall not exceed 10% of the company’s net capital, and the credit balance to a single group enterprise customer shall not exceed 15% of the company’s net capital. The business operation and loan interest rate may follow the marketization principle, but it cannot exceed 4 times of the benchmark loan interest rate announced by the People’s Bank of China, and shall be no lower than 90% of the above-mentioned benchmark loan interest rate. Furthermore, the micro-loan companies shall establish the credit management system, risk management system, normative financial system and information disclosure system. Violation of the measures can be ordered to rectify by the local financial supervision and administration bureau, or subject to fines, suspension of business operation or revocation of business license under serious circumstances, or even subject to criminal liabilities.

Regulations Relating to Online Freight Transport Services

The Regulations on Road Transportation, which were promulgated by the State Council on April 30, 2004 and most recently amended on March 29, 2022 with effect from May 1, 2022, and the Provisions on Administration of Road Transportation and Stations (Sites) issued by the Ministry of Transport, on June 16, 2005 and last amended on September 26, 2022, require that any individuals or institutions that applies for operation of freight transportation shall have: (i) qualified vehicles for operations; (ii) competent drivers under 60 years old with driving licenses and qualification certificate (except for drivers who use general freight vehicles with a total mass of 4.5 tons or less), and (iii) sound and proper administrative systems for safe operation. The transportation administrations at the county level (districted city level, if for dangerous cargos transportations) is responsible for the issuance of the operation permit for the freight transport operating enterprise and the operation licenses for the freight transport operating vehicles. The enterprise shall conduct freight transportation operation in accordance with the scope specified under its road transportation permit and shall not transfer or rent such permit to others.

On September 6, 2019, the Ministry of Transport and State Administration of Taxation jointly promulgated the Interim Measures for Administration of the Road Freight Transport Business on Online Platforms, which became effective on January 1, 2020 and remain valid until December 31, 2025 according to the Announcement on Extending the Validity of the Interim Measures for Online Freight Transport, to regulate the business activities of online freight transport services. Under the Interim Measures for Online Freight Transport, “online freight transport business” refers to the road freight transport business activities in which an operator integrates and allocates transport resources on an online platform, enters into a transport contract with the shipper as a carrier and assumes the responsibility of a carrier, and entrusts an actual carrier to complete the road freight transport; online freight transport business does not include the activities of only providing information intermediary and transaction matching services for the shipper and the actual carrier. According to these interim measures, the carless carrier pilot program launched by the Ministry of Transport ended on December 31, 2019 and from January 1, 2020, pilot enterprises may, in accordance with the requirements of these interim measures, apply for a road transport business operation license with the business scope of “online freight transport”; the competent road transport supervision and administration authority shall renew the road transport business operation license for pilot enterprises meeting the relevant conditions in accordance with these interim measures. Operators that are not included in the scope of carless carrier pilot program launched by Ministry of Transport may apply for business licenses in accordance with these interim measures and engage in the online freight transport business in accordance with laws and regulations. These interim measures provides among others, that an online freight transport business operator shall engage in business activities within the approved business scopes and shall examine the qualification of the vehicles and drivers actually engaged in the transport to ensure that the vehicles providing transport services have a lawful and valid operation certificate (except for general freight vehicles that engage in general cargo transport operation with a total mass of 4.5 tons or less) and that the drivers have a lawful and valid qualification certificate (except for drivers using general freight vehicles with a total mass of 4.5 tons or less); an online freight transport business operator shall upload waybill data to the provincial online freight transport information monitoring system as required by the technical specifications; an online freight business operator shall record the user registration information, identity authentication information, service information and transaction information of the actual carrier and the shipper, keep tax-related materials according to the laws, regulations and rules, and the information shall be retained for not less than three years from the date of completion of the transaction, and the tax-related materials (including the information pertaining to tax-related materials) shall be retained for ten years; an online freight transport business operator shall take effective measures to strengthen the confidentiality management of information on drivers, vehicles and shippers. Pursuant to these interim measures, where an online freight transport business operator commits any of the following acts, causing a serious liability accident, the competent road transport supervision and administration authority shall investigate the case and impose penalties according to the laws, and include the operator in the list of enterprises subject to joint penalties due to dishonesty in road freight transport to impose joint penalties: (i) entrusting an unqualified actual carrier to undertake the transportation; (ii) carrying goods prohibited by any law, regulation or rule of the State; or (iii) instigating or forcing an actual carrier to transport goods exceeding the limits or loading capacity.

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

Regulations Relating to Vehicle Rental Services

Pursuant to the Administration Measures for Operations and Services of Small and Micro Passenger Vehicles issued by the Ministry of Transport on December 20, 2020 and last amended on August 11, 2021, rental business operators of small and micro passenger vehicles shall carry out record-filing procedures with the city or county level counterparts of the Ministry of Transport where the business operations are conducted, within 60 days after completing the registration formalities with the local counterparts of the State Administration for Market Regulation, or within 60 days after establishing new service agencies to carry out business activities. To qualify for the record filing procedures, an applicant entity shall satisfy, among others, the following requirements: (i) being an independent legal person registered under the PRC law; (ii) the vehicles used for rental business operations passing quality inspections, and the registered nature of these vehicles being “rental”; (iii) having the business premises and management personnel eligible for the rental business; (iv) establishing corresponding service institutions and having corresponding service capabilities locally; (v) developing comprehensive operation and management systems, service procedures, safety management systems, and emergency response plans. Failure to complete the record-filing procedures may subject the rental business operators of small and micro passenger vehicles to orders to rectify and fines ranging from RMB3,000 to RMB10,000.

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

Furthermore, where a concentration of undertakings reaches the declaration threshold stipulated by the State Council, a declaration must be approved by the anti-monopoly authority before the parties implement the concentration. Concentration refers to (i) a merger of undertakings; (ii) acquiring control over other undertakings by acquiring equities or assets; or (iii) acquisition of control over, or the possibility of exercising decisive influence on, an undertaking by contract or by any other means. If business operators fail to comply with the mandatory declaration requirement, the anti-monopoly authority is empowered to terminate and/or unwind the transaction, dispose of assets and shares or businesses within certain periods, and impose fines of up to RMB500,000.

On September 11, 2020, the Anti-Monopoly Commission of the State Council issued Anti-Monopoly Compliance Guideline for Operators, which requires operators to establish anti-monopoly compliance management systems under the PRC Anti-Monopoly Law to manage anti-monopoly compliance risks. On February 7, 2021, the Anti-Monopoly Committee of the State Council promulgated the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, aiming to provide guidelines for supervising and prohibiting monopolistic conduct in connection with the internet platform business operations and further elaborate on the factors for recognizing such monopolistic conduct in the internet platform industry as well as concentration filing procedures for business operators, including those involving variable interest entities. Pursuant to these guidelines, the methods of an internet platform collecting or using the privacy information of internet users may also be one of the factors to be considered for analyzing and recognizing monopolistic conducts in the internet platform industry. For example, whether the business operator compulsorily collects unnecessary user information may be considered to analyze whether there is a bundled sale or additional unreasonable trading condition, which is one of the behaviors constituting abuse of dominant market position. In addition, factors including, among others, providing differentiated transaction prices or other transaction conditions for consumers with different payment ability based on consumption preferences and usage habits analyzed using big data and algorithms is also one of the behaviors constituting abuse of dominant market position. Furthermore, whether the business operators are required to “choose one” among the internet platform and its competitive platforms may be considered to analyze whether such internet platform operator with dominant market position abuses its dominant market position and excludes or restricts market competition. As these guidelines were only issued recently, there are still substantial uncertainties as to their interpretation and implementation in practice.

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

On March 10, 2023, the State Administration for Market Regulation promulgated the Provisions on Prohibiting Monopoly Agreements, the Provisions on Prohibiting Abuse of Dominant Market Positions, the Provisions on the Examination of Concentrations of Undertakings and the Provisions on Prohibiting the Acts of Eliminating or Restricting Competition by Abuse of Administrative Power, all of which came into effect on April 15, 2023. These provisions specify and refine the provisions of the Anti-monopoly Law. For example, these provisions specify the conditions for suspending the review period for calculating the concentration of undertakings, clarify the judgment factors of “control” and “implementation of concentration” in the review of concentration of undertakings, optimize the calculation of turnover of undertakings involved in concentration, etc. In addition, factors for determining whether a concentration has been implemented include, but are not limited to, the completion of market entity registration or right holder change registration, assignment of senior management, actual participation in business decisions and management, exchange of sensitive information with other undertakings, and substantial integration of business. Besides, an operator with a leading market position may be deemed to have a dominant market position when the conditions are met. Such conditions include, among others, an undertaking’s capability to control the upstream and downstream markets, its financial and technological resources, the level of difficulty for other undertakings to enter the market, consistency of undertaking behaviors, market structure, transparency of the market and homogeneity of relevant commodities. These provisions further emphasize that operators with dominant market positions shall not utilize data, algorithms, technologies and rules of the platform, among others, to conduct acts of abusing their dominant market positions as stipulated thereunder. For example, according to the Provisions on Prohibiting Monopoly Agreements, where the legal representative, principal responsible person and directly responsible person of an undertaking assume individual responsibility for conclusion of a monopoly agreement, and if such person proactively reports the information on conclusion of the monopoly agreement and provides important evidences to the competent anti-monopoly enforcement authorities, the provisions of the mitigation of or exemption from penalties thereunder may apply.

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

Regulations Relating to Algorithms

On September 17, 2021, the CAC, together with certain other governmental authorities, jointly issued the Guidelines on Strengthening the Comprehensive Regulation of Algorithm for Internet Information Services, which provide that, daily monitoring of data use scenarios and effects of algorithms shall be carried out by the regulators, and security assessments of algorithm shall be conducted by the regulators, and an algorithm filing system shall be established and classified security management of algorithms shall be promoted.

On December 31, 2021, the CAC and certain other PRC governmental authorities promulgated the Provisions on the Administration of Algorithm Recommendation for Internet Information Services, which took effect from March 1, 2022. These provisions require that algorithmic recommendation service providers shall inform users in a conspicuous manner of their provision of algorithmic recommendation services, and publicize the basic principles, purposes, and main operating mechanisms of algorithmic recommendation services in an appropriate manner. Where algorithm recommendation service providers provide work scheduling services, they shall protect workers’ legitimate rights and interests such as labor remuneration, rest and vacation, and establish and improve algorithms such as platform order distribution, remuneration composition and payment, working hours, rewards and punishments. Where algorithm recommendation service providers sell goods or provide services to consumers, they shall protect consumers’ rights to fair transactions, and shall not use algorithms to implement unreasonably differential treatment in transaction prices and other transaction conditions based on consumers’ preferences, transaction habits, and other characteristics and other illegal acts. We have taken and will take various measures to protect the interests of the drivers and users on our platform, including without limitation, strengthening self-examination mechanism to promote the fairness of transactions, providing the drivers with remuneration report allowing them to check their remuneration composition and payment, and we will establish strict internal policies and review mechanism ensuring not to use algorithms to implement unreasonably differential treatment to our users or infringe on their legitimate rights and interests.

Regulations Relating to Intellectual Property

Patent

Patents in the PRC are principally protected under the Patent Law. The Chinese patent system adopts a first-to-file principle. To be patentable, an invention or a utility model must meet three criteria: novelty, inventiveness and practicability. A patent is valid for twenty years in the case of an invention, ten years in the case of utility models, and fifteen years in the case of designs.

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

The Computer Software Copyright Registration Measures, promulgated by the National Copyright Administration on February 20, 2002, regulate registrations of software copyrights, exclusive licensing contracts for software copyrights and assignment agreements. The National Copyright Administration administers software copyright registration and the Copyright Protection Center of China is designated as the software registration authority. The Copyright Protection Center of China grants registration certificates to the computer software copyrights applicants which meet the requirements.

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

Domain Names

Domain names are protected under the Administrative Measures on Internet Domain Names promulgated by the MIIT on August 24, 2017 and effective as of November 1, 2017. Domain name registrations are handled through domain name service agencies established under the regulations, and applicants become domain name holders upon successful registration.

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

On November 17, 2021, the Ministry of Transport, the National Development and Reform Commission, the CAC and certain other governmental authorities jointly promulgated the Opinions on Strengthening the Protection of the Rights and Interests of Labors in New Forms of Transportation Industry, which provide that the competent departments shall urge online ride hailing platform enterprises to announce pricing rules and income distribution rules to relevant parties such as drivers and passengers. The total amount paid by the passengers and the remuneration of the driver, and the ratio of the difference between the aforementioned amounts to the total amount paid by the passengers shall be displayed to the drivers. In addition, these opinions aim to strengthen the occupational injury protection of online ride hailing drivers, encourage online ride hailing platform to actively participate in the occupational injury protection pilot, and urge online ride hailing platform to pay social insurance for drivers who meet the labor relationship conditions in accordance with the law, and guide and support drivers who do not fully meet the conditions for establishing labor relations with online ride hailing platform enterprises to participate in corresponding social insurance. These opinions also emphasize to safeguard the rights of the drivers to have reasonable remuneration and rest, among others.

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

On October 23, 2019, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, which permits non-investment foreign-invested enterprises to use their capital funds to make equity investments in the PRC, with genuine investment projects and in compliance with effective foreign investment restrictions and other applicable laws. On December 4, 2023, SAFE issued the Notice on Further Deepening Reforms to Promote the Facilitation of Trade and Investment, which provides that qualified high-tech, “professional, sophisticated, unique and new” and technology-based small and medium-sized enterprises located in specified provinces or cities may borrow foreign debt on their own, provided the amount of debt does not exceed the equivalent of US$10 million. In addition, this notice restructured the asset realization account of capital accounts to the settlement account of capital accounts. Funds denominated in foreign currency received in consideration of an equity transfer by a domestic equity transferor (including institutions and individuals) from domestic parties, as well as the foreign exchange funds raised by domestic enterprises through overseas listing may be directly remitted to the settlement account of capital accounts. Funds in the settlement account of capital accounts may be settled and used at the discretion of the accountholder. However, there are still uncertainties as to the interpretation and implementation of these notices in practice.

Regulations Relating to Dividend Distribution

The principal regulations governing distribution of dividends of foreign-invested enterprises is the Company Law. Under this law and related laws and regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with China’s accounting standards and regulations. In addition, a PRC company, including a foreign-invested enterprise in China, is required to allocate at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the enterprise. A PRC company may, at its discretion, allocate a portion of its after-tax profits based on China accounting standards to staff welfare and bonus funds. These reserves are not distributable as cash dividends.

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

In 2015, SAFE Notice 13 amended SAFE Circular 37 by requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to special purpose vehicles but had not registered as required before the implementation of SAFE Circular 37 must register their ownership interests or control in the special purpose vehicles with qualified banks. An amendment to the registration is required if there is a material change with respect to the special purpose vehicle registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with SAFE registration requirements described above, or making misrepresentations or failing to disclose the control of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the foreign- invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject PRC residents or entities to penalties under PRC foreign exchange administration regulations.

Regulation Relating to Stock Incentive Plans

SAFE promulgated the Circular of SAFE on Issues concerning the Administration of Foreign Exchange Used for Domestic Individuals’ Participation in Equity Incentive Plans of Companies Listed Overseas in February 2012. Pursuant to this circular and other applicable rules and regulations, PRC residents who participate in a stock incentive plan in an overseas publicly listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants in a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of the participants.

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

The Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, promulgated by the State Administration of Taxation on April 22, 2009 and last amended on December 29, 2017, sets out the standards and procedures for determining whether the “de facto management body” of an enterprise registered outside of mainland China and controlled by mainland Chinese enterprises or mainland Chinese enterprise groups is located within mainland China. On July 27, 2011, the State Administration of Taxation issued a trial version of the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises, which took effect on September 1, 2011 and was last amended in June 2018, to clarify certain issues in the areas of resident status determination, post-determination administration and competent tax authorities’ procedures. The PRC Enterprise Income Tax Law and the implementation rules provide that an income tax rate of 10% will normally be applicable to dividends payable to investors that are “non-resident enterprises,” and gains derived by such investors, which (a) do not have an establishment or place of business in the PRC or (b) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business to the extent such dividends and gains are derived from sources within the PRC. Such income tax on the dividends may be reduced pursuant to a tax treaty between the PRC and other jurisdictions. Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, promulgated by the State Administration of Taxation on August 21, 2006, and other applicable PRC laws, if a Hong Kong resident enterprise is the beneficial owner of the dividends and is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from in-charge tax authority. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties promulgated by the State Administration of Taxation and effective on February 20, 2009, if the PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. The State Administration of Taxation promulgated the Notice on Issues Concerning “Beneficial Owners” in Tax Treaties in February 2018, which took effect in April 2018 and provided that in determining whether a non-resident enterprise has the status as a beneficial owner, comprehensive analysis shall be conducted based on the factors listed therein and the actual circumstances of the specific case shall be taken into consideration.

Value-added Tax

According to the Provisional Regulations on Value-added Tax promulgated by the State Council on December 13, 1993 and last amended on November 19, 2017, and the Implementing Rules of the Provisional Regulations on Value-added Tax promulgated by the Ministry of Finance on December 25, 1993 and last amended on October 28, 2011, all taxpayers selling goods, providing processing, repairing or replacement services or importing goods within the PRC shall pay VAT. According to the Implementing Rules of the Provisional Regulations on Value-added Tax, general taxpayers are subject to VAT rates of 17%, 11%, 6% and 0%, depending on the taxable activities they engage in. On April 4, 2018, the Ministry of Finance and the State Administration of Taxation issued the Circular on Adjustment of VAT Rates, which took effect on May 1, 2018. According to this circular, taxable goods previously subject to VAT rates of 17% and 11% became subject to lower VAT rates of 16% and 10%, respectively, starting from May 1, 2018. Furthermore, according to the Announcement on Relevant Policies for Deepening VAT Reform jointly promulgated by the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs, which took effect on April 1, 2019, taxable goods previously subject to VAT rates of 16% and 10% became subject to lower VAT rates of 13% and 9%, respectively, starting from April 1, 2019. As such, the VAT rates currently applicable to general taxpayers are 13%, 9%, 6% and 0%. In addition, according to the Implementing Rules of the Provisional Regulations on Value-added Tax, the VAT rate applicable to small-scale taxpayers is 3% unless otherwise stipulated by other laws and regulations.

Regulations on Mergers and Acquisitions and Overseas Listings

On August 8, 2006, six PRC regulatory agencies including the Ministry of Commerce and the CSRC adopted the Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, which took effect on September 8, 2006 and were amended on June 22, 2009. Pursuant to the M&A Rules, the approval of the Ministry of Commerce must be obtained if overseas companies established or controlled by PRC enterprises or residents acquire domestic companies affiliated with such PRC enterprises or residents. In addition, the M&A Rules require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC enterprises or residents to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

Furthermore, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities, which were available to the public on July 6, 2021 and emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies, and proposed to take effective measures, such as promoting the construction of regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies, and provided that the special provisions of the State Council on overseas offering and listing by those companies limited by shares will be revised and therefore the duties of domestic industry competent authorities and regulatory authorities will be clarified.

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

The Overseas Listing Trial Measures provide that if an issuer meets both of the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed to be an indirect overseas offering and listing by a PRC domestic company: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. Where an issuer submits an application for initial public offering to competent overseas regulators, such issuer must file with the CSRC within three business days after such application is submitted. The Overseas Listing Trial Measures also requires subsequent reports to be filed with the CSRC on material events, such as change of control, having been investigated or penalized by overseas securities regulatory authorities or other competent authorities, converting the listing status or listing board, or voluntary or forced delisting of the issuer(s) which have completed overseas offerings and listings.

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

The following diagram illustrates our corporate structure as of the date of this annual report, including our principal subsidiaries, the principal variable interest entity, and other entities:

(1)	Mr. Will Wei Cheng, Mr. Gang Wang, Mr. Bob Bo Zhang, Mr. Rui Wu and Mr. Ting Chen each hold 49.19%, 48.23%, 1.55%, 0.72% and 0.31% of the equity interests in Xiaoju Technology, respectively. Mr. Cheng is our founder, the chairman of our board of directors and our chief executive officer, Mr. Gang Wang is a shareholder of our company, Mr. Bob Bo Zhang is our chief technology officer, Mr. Rui Wu is our vice president of risk control and compliance, and Mr. Ting Chen is the general manager of a subsidiary of our company.

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

D.Property, Plant and Equipment

As of December 31, 2023, we leased office facilities around the world totaling over 250,000 square meters, including 27,607 square meters for our corporate headquarters in Beijing, China. We also lease offices in other parts of China and a number of other countries, including the United States, Mexico and Brazil.

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

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. We have elected to omit certain discussions relating to the earliest of the three years covered by the consolidated financial statements presented. Refer to Item 5. Operating and Financial Review and Prospects located in our annual report on Form 20-F for the year ended December 31, 2022, filed on May 1, 2023, for reference to such discussions for the fiscal year ended December 31, 2021, the earliest of the three fiscal years presented. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. Our actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we describe under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report.

A.Operating Results

OVERVIEW

We are a leading technology platform for shared mobility, with operations in China and 14 other countries through our platforms or our partnerships across the world. Our business model comprises four key components:

●	shared mobility;
●	energy and vehicle services;
●	electric mobility; and
●	autonomous driving.

Our business has achieved significant scale since our founding in 2012. Our revenues were RMB140.8 billion and RMB192.4 billion (US$27.1 billion) in 2022 and 2023, respectively. Our net loss was RMB23.8 billion in 2022 and our net income was RMB0.5 billion (US$0.1 billion) in 2023.

We define Core Platform GTV as sum of GTV for our China Mobility and International segments. Core Platform GTV is an indication of the scale of our platform, which ultimately impacts revenues. Our Core Platform GTV was RMB236.0 billion and RMB341.4 billion (US$48.1 billion) in 2022 and 2023, respectively.

OUR FINANCIAL AND OPERATING MODEL

We operate our business in three segments: China Mobility, International and Other Initiatives. Our China Mobility segment accounts for the vast majority of our total revenues. Our International segment consists of our businesses outside of China, and our Other Initiatives segment comprises our new initiatives.

The table below sets forth our principal operations under each of the segments.

China Mobility	International	Other Initiatives
• Ride Hailing	• Ride Hailing	• Bike and E-Bike Sharing
• Online Taxi	• Food Delivery	• Certain Energy and Vehicle Services(1)
• Chauffeur	• Financial Services	• Intra-city Freight
• Autonomous Driving
• Financial Services
(1)	Certain Energy and Vehicle Services include our refueling, charging, and the leasing business that we carry out ourselves. The leasing business carried out by our business partners is included under China Mobility.

To evaluate our performance, we primarily look at several metrics:

●	Transactions. The number of completed rides for our China Mobility segment, completed rides or food deliveries for our International segment, and completed bike and e-bike sharing, energy and vehicle services, intra-city freight and financial services transactions. Transactions are counted by the number of orders completed, so a carpooling ride with two paying consumers represents two transactions, even if both consumers start and end their ride at the same place, whereas two passengers on the same ride hailing transaction count as one transaction.
●	GTV. The total dollar value, including any applicable taxes, tolls and fees, of completed Transactions without any adjustment for consumer incentives or for earnings and incentives paid to drivers for mobility services, merchant or delivery partners for food delivery services, or service partners for other initiatives.
●	Platform Sales: We define Platform Sales as GTV less all of the earnings and incentives paid to drivers and partners, tolls, fees, taxes and others. Platform Sales enables us to compare the performance of our China Mobility and International segments on a like-for-like basis.
●	Revenues. For each of our service offerings, we recognize revenues differently depending on who the customer is and whether we are the principal or agent in providing the service. We recognize revenues (i) on a gross basis (before subtracting driver earnings and incentives) when we are the principal in providing the service and (ii) on a net basis (after subtracting driver and partner earnings and incentives) when we are the agent in providing the service. For additional discussion related to revenues, see Note 3.22 to our consolidated financial statements.
●	Adjusted EBITA. We define Adjusted EBITA as net income (loss) before (i) interest income, (ii) interest expenses, (iii) investment income (loss), net, (iv) impairment loss for equity investments accounted for using Measurement Alternative, (v) income (loss) from equity method investments, net, (vi) other income (loss), net, (vii) income tax benefits (expenses), (viii) share-based compensation expense, (ix) amortization of intangible assets and (x) impairment of goodwill and intangible assets acquired from business combination, which we do not believe are reflective of our operating performance. See “—Non-GAAP Financial Measure.”

China Mobility

Our China Mobility segment mainly comprises our ride hailing, online taxi and chauffeur services.

For ride hailing, we act as the principal in providing mobility services to consumers. We generate revenues on a gross basis from the amount paid by consumers for our service. Our revenues are equal to GTV less (i) tolls, fees and taxes and (ii) consumer incentives. Our revenues from ride hailing services in the PRC presented on a gross basis accounted for the vast majority of the total revenues within China Mobility for each of the years ended December 31, 2022 and 2023. Driver earnings and incentives are charged to cost of revenues.

For online taxi and chauffeur, we act as an agent by facilitating drivers or partners who provide online taxi and chauffeur services to consumers who need such services. We generate revenues on a net basis mainly from commissions that are paid by drivers or partners. These commissions represent a portion of the transaction value. Our revenues are equal to GTV less (i) tolls, fees and taxes and (ii) driver or partner earnings and incentives. Consumer incentives are generally charged to sales and marketing expenses.

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

	Gross Basis	Net Basis
Transaction Price of RMB10.0	10.0	10.0
Add: Tolls, Fees and Taxes	1.0	1.0
Less: Consumer Incentives	(0.9)	(0.9)
Consumer Pays	10.1	10.1
Transaction Price of RMB10.0	10.0	10.0
Add: Tolls, Fees and Taxes	1.0	1.0
GTV	11.0	11.0
Less: Tolls, Fees and Taxes	(1.0)	(1.0)
Less: Driver Earnings	N/A	(7.5)
Less: Driver Incentives	N/A	(1.0)
Less: Consumer Incentives	(0.9)	N/A
Revenues	9.1	1.5
Cost of Revenues
Driver Earnings	(7.5)	N/A
Driver Incentives	(1.0)	N/A
Sales and Marketing
Consumer Incentives	N/A	(0.9)

The table below illustrates key metrics for our China Mobility segment for the periods indicated.

	For the Year Ended
	December 31,
	2022	2023
Operating Metrics
Transactions (in millions)	7,733	10,809
GTV (in RMB millions)	186,174	270,721
Platform Sales (in RMB millions)	34,627	47,878
Financial Metrics
Revenues (in RMB millions)	125,931	175,034
Adjusted EBITA (non-GAAP)(1) (in RMB millions)	(1,450)	5,308

Note:

(1)	See “—Non-GAAP Financial Measure.”

International

Our International segment mainly includes our ride hailing, food delivery and financial services in international markets, outside of China.

We act as an agent by connecting consumers who need ride hailing or food delivery services to drivers or partners who provide those services. We generate revenues on a net basis from commissions which are paid by drivers or partners. These commissions represent a portion of the transaction value for the service. Our revenues for our International ride hailing and food delivery business are equal to GTV less (i) tolls, fees and taxes and (ii) driver and partner earnings and incentives. Consumer incentives are generally charged to sales and marketing expenses.

The table below illustrates how we generate revenues and where we record earnings and incentives under a hypothetical scenario for ride hailing and food delivery services in our International segment. The numbers in the table are included solely for the purpose of better illustrating the nature of the accounting treatment, and do not necessarily bear any relationship to the actual numbers in any transaction or set of transactions.

Net Basis
Transaction Price of RMB10.0	10.0
Add: Tolls, Fees and Taxes	1.0
Less: Consumer Incentives	(0.9)
Consumer Pays	10.1
Transaction Price of RMB10.0	10.0
Add: Tolls, Fees and Taxes	1.0
GTV	11.0
Less: Tolls, Fees and Taxes	(1.0)
Less: Driver and Partner Earnings(1)	(7.5)
Less: Driver and Partner Incentives(1)	(1.0)
Revenues	1.5
Sales and Marketing
Consumer Incentives	(0.9)

Note:

(1)	Partner refers to the applicable merchant or delivery partner.

The table below illustrates key metrics for our International segment for the periods indicated.

	For the Year Ended
	December 31,
	2022	2023
Operating Metrics
Transactions (in millions)	1,953	2,660
GTV (in RMB millions)	49,821	70,629
Platform Sales (in RMB millions)	6,013	7,695
Financial Metrics
Revenues (in RMB millions)	5,863	7,842
Adjusted EBITA (non-GAAP)(1) (in RMB millions)	(4,024)	(2,323)

Note:

(1)	See “—Non-GAAP Financial Measure.”

Other Initiatives

Our Other Initiatives mainly consist of bike and e-bike sharing, certain energy and vehicle services, intra-city freight, autonomous driving and financial services. Revenue recognition for Other Initiatives varies depending on whether we are principal or agent in providing such services. See Note 3.22 to our consolidated financial statements. We attracted outside funding for our bike and e-bike sharing, autonomous driving, community group buying and intra-city freight businesses. See “Item 4. Information on the Company—A. History and Development of the Company—Subsidiary Financings.”

The table below illustrates key metrics for our Other Initiatives segment for the periods indicated.

	For the Year Ended
	December 31,
	2022	2023

	(RMB in millions)
Financial Metrics
Revenues	8,998	9,504
Adjusted EBITA (non-GAAP)(1)	(7,295)	(5,148)

Note:

(1)	See “—Non-GAAP Financial Measure.”

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

The table below sets forth a reconciliation of Adjusted EBITA (non-GAAP) to the most comparable financial measure or measures calculated and presented in accordance with U.S. GAAP for each of the periods indicated.

	For the Year Ended
	December 31,
	2022	2023

	(RMB in millions)
Net income (loss)	(23,783)	535
Less: Interest income	(1,310)	(2,171)
Add: Interest expenses	197	116
Less: Investment income (loss), net	5,770	(3,622)
Add: Impairment loss for equity investments accounted for using Measurement Alternative	19	128
Less: Income from equity method investments, net	(36)	(537)
Less: Other income (loss), net	1,315	(280)
Add: Income tax expenses	4	90
Loss from operations	(17,824)	(5,741)
Add: Share-based compensation expense	3,424	2,575
Add: Amortization of intangible assets	1,631	1,003
Adjusted EBITA (non-GAAP)	(12,769)	(2,163)

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

Investments in technology

Technology is the backbone of our platform, and we have made significant investments in technology since our founding, focusing in areas where we expect to enjoy the highest return. Historically, for ride hailing, we have developed a technology and data stack from the ground up to provide a suite of shared mobility technologies that support a ride from start to finish. We expect to continue to invest significant expenses on research and development in areas such as autonomous driving capabilities. In addition, our R&D team is critical to the success of our business and we will continue to invest in talent acquisition and retention.

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

KEY COMPONENTS OF OUR RESULTS OF OPERATIONS

Revenues

For each of our service offerings, we recognize revenues differently depending on who the customer is and whether we are the principal or agent in providing the service. We recognize revenues (i) on a gross basis (before subtracting driver earnings and incentives) when we are the principal in providing the service and (ii) on a net basis (after subtracting driver and partner earnings and incentives) when we are the agent in providing the service. Specifically, we recognize revenues for our ride hailing service in China on a gross basis as we consider ourselves as the ride service provider in accordance with the service agreements and the regulations in China. For additional discussions related to revenues, see Note 3.22 to our consolidated financial statements.

Cost of Revenues

Cost of revenues, which are directly related to revenue generating transactions on our platform, primarily consist of driver earnings and incentives in ride hailing services of our China Mobility segment, depreciation and impairment of bikes and e-bikes and vehicles, credit losses of loans receivable, insurance cost related to our service offerings, payment processing charges, and bandwidth and server related costs.

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

Research and Development Expenses

Research and development expenses consist primarily of personnel-related compensation expenses, including share-based compensation for employees in engineering, design and product development, depreciation and impairment of property and equipment utilized by research and development functions, and bandwidth and server related costs incurred by research and development functions. We expense all research and development expenses as incurred.

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

China

Generally, our subsidiaries and VIEs incorporated in China are subject to enterprise income tax on their worldwide taxable income at a rate of 25%. Certified High and New Technology Enterprises are entitled to a preferential tax rate of 15%. The certificate is effective for a period of three years. One of our subsidiaries currently enjoys the reduced rate of 15%, which will expire in 2025.

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

Dividends paid by our wholly foreign-owned subsidiary in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the Hong Kong entity satisfies all the requirements under the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and receives approval from the competent tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the tax authority, the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%.

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

Brazil

Our subsidiaries in Brazil are subject to an income tax rate of 34%, which comprises Brazilian social contribution tax and Brazilian income tax. Additionally, foreign enterprises, which have no establishment or place in Brazil but derive dividends, interest, rents, royalties and other income (including capital gains) from sources in Brazil, or which have an establishment or place in Brazil but the aforementioned income is not connected with the establishment or place, shall be subject to the Brazil withholding tax at the applicable rate.

Mexico

The income tax of Mexico entities is calculated at a corporate income tax rate of 30% on the taxable income for the years presented, based on the existing legislation, interpretations and practices in respect thereof.

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

	For the Year Ended
	December 31,
	2022	2023
	(RMB in	(RMB in	(US$ in
	millions)	millions)	millions)
Revenues:
China Mobility	125,931	175,034	24,653
International	5,863	7,842	1,105
Other Initiatives	8,998	9,504	1,338
Total revenues	140,792	192,380	27,096
Costs and expenses:
Cost of revenues	(115,800)	(162,935)	(22,949)
Operations and support	(6,520)	(7,418)	(1,045)
Sales and marketing	(9,756)	(10,433)	(1,469)
Research and development	(9,536)	(8,924)	(1,257)
General and administrative	(17,004)	(8,411)	(1,185)
Total costs and expenses	(158,616)	(198,121)	(27,905)
Loss from operations	(17,824)	(5,741)	(809)
Interest income	1,310	2,171	306
Interest expenses	(197)	(116)	(16)
Investment income (loss), net	(5,770)	3,622	510
Impairment loss for equity investments accounted for using Measurement Alternative	(19)	(128)	(18)
Income from equity method investments, net	36	537	76
Other income (loss), net	(1,315)	280	39
Income (loss) before income taxes	(23,779)	625	88
Income tax expenses	(4)	(90)	(13)
Net income (loss)	(23,783)	535	75
Less: Net income attributable to non-controlling interest shareholders	1	41	6
Net income (loss) attributable to DiDi Global Inc.	(23,784)	494	69
Accretion of convertible redeemable non-controlling interests to redemption value	(898)	(996)	(140)
Net loss attributable to ordinary shareholders of DiDi Global Inc.	(24,682)	(502)	(71)

PERIOD TO PERIOD COMPARISON OF RESULTS OF OPERATIONS

Year ended December 31, 2023 compared to year ended December 31, 2022

Revenues

Revenues increased by 36.6% from RMB140.8 billion in 2022 to RMB192.4 billion (US$27.1 billion) in 2023. The total segment revenues of our China Mobility segment increased by 39.0% from RMB125.9 billion in 2022 to RMB175.0 billion (US$24.7 billion) in 2023. The increase in China Mobility segment revenues was primarily due to the growth of GTV, and partially offset by the expiration of the temporary value-added tax exemption policy on revenues derived from the provision of public transportation services in China in December 2022. GTV in our China Mobility segment increased by 45.4% from RMB186.2 billion in 2022 to RMB270.7 billion (US$38.1 billion) in 2023. The total segment revenues of our International segment increased by 33.8% from RMB5.9 billion in 2022 to RMB7.8 billion (US$1.1 billion) in 2023. The increase in International segment revenue was primarily attributable to the growth of GTV and the favorable effect of fluctuations in exchange rates. GTV in our International segment increased by 41.8% from RMB49.8 billion in 2022 to RMB70.6 billion (US$9.9 billion) in 2023. Total segment revenues of our Other Initiatives segment increased by 5.6% from RMB9.0 billion in 2022 to RMB9.5 billion (US$1.3 billion) in 2023.

Cost of Revenues

Cost of revenues increased by 40.7% from RMB115.8 billion in 2022 to RMB162.9 billion (US$22.9 billion) in 2023. This increase was primarily due to an increase of RMB45.5 billion in driver earnings and driver incentives for our ride hailing business in China, which in turn was driven primarily by the increase in the number of ride hailing transactions in China.

Operations and Support Expenses

Our operations and support expenses increased by 13.8% from RMB6.5 billion in 2022 to RMB7.4 billion (US$1.0 billion) in 2023, primarily due to an increase of RMB0.9 billion in driver operation fees driven by the growth of GTV in our ride hailing business in China.

Sales and Marketing Expenses

Our sales and marketing expenses increased by 6.9% from RMB9.8 billion in 2022 to RMB10.4 billion (US$1.5 billion) in 2023, primarily due to a RMB1.0 billion increase in advertising and promotion expenses as we expanded our marketing efforts for our ride hailing business in China. The increase was also attributable to a RMB0.6 billion increase in incentives provided to consumers which were mainly related to the China Mobility segments, and was partially offset by a RMB0.6 billion decrease in amortization of acquired intangible assets utilized by sales and marketing functions.

Research and Development Expenses

Our research and development expenses decreased by 6.4% from RMB9.5 billion in 2022 to RMB8.9 billion (US$1.3 billion) in 2023, primarily due to a RMB0.5 billion decrease in product development expenses mainly resulting from the sale of certain smart auto business.

General and Administrative Expenses

Our general and administrative expenses decreased by 50.5% from RMB17.0 billion in 2022 to RMB8.4 billion (US$1.2 billion) in 2023, primarily due to an administrative fine of RMB8.026 billion recorded in 2022 and a RMB0.4 billion decrease of share-based compensation expenses.

Investment income (loss), net

Our investment income (loss), net, increased from a loss of RMB5.8 billion in 2022 to an income of RMB3.6 billion in 2023, due primarily to a gain of RMB2.1 billion related to the sale of certain smart auto business, a gain of RMB0.8 billion related to the deconsolidation of Kargobot, as well as a fair value gain amounting to RMB0.7 billion from our investment in Grab in 2023.

SEGMENTS

We operate our business in three segments: China Mobility, International and Other Initiatives. We use adjusted EBITA as our segment performance measure.

The following table presents the total revenues by segment for the periods presented:

	For the Year Ended
	December 31,
	2022	2023
	(RMB in	(RMB in	(US$ in
	millions)	millions)	millions)
Revenues:
China Mobility	125,931	175,034	24,653
International	5,863	7,842	1,105
Other Initiatives	8,998	9,504	1,338
Total revenues	140,792	192,380	27,096

See “—Period to Period Comparison of Results of Operations” for a discussion of changes in total revenues by segment, under the section entitled “—Revenues.”

The following table presents the total Adjusted EBITA by segment and consolidated loss from operations for the periods presented:

	For the Year Ended
	December 31,
	2022	2023
	(RMB in	(RMB in	(US$ in
	millions)	millions)	millions)
China Mobility	(1,450)	5,308	748
International	(4,024)	(2,323)	(327)
Other Initiatives	(7,295)	(5,148)	(726)
Total Adjusted EBITA	(12,769)	(2,163)	(305)
Share-based compensation expense	(3,424)	(2,575)	(363)
Amortization of intangible assets	(1,631)	(1,003)	(141)
Total consolidated loss from operations	(17,824)	(5,741)	(809)

The following table presents the total depreciation expenses of property and equipment by segment for the periods presented:

	For the Year Ended
	December 31,
	2022	2023
	(RMB in	(RMB in	(US$ in
	millions)	millions)	millions)
China Mobility	361	371	52
International	93	73	10
Other Initiatives	3,058	2,801	395
Total depreciation of property and equipment	3,512	3,245	457

China Mobility Segment

The Adjusted EBITA of our China Mobility segment went from a loss of RMB1.5 billion in 2022 to a gain of RMB5.3 billion (US$0.7 billion) in 2023. The difference in Adjusted EBITA gain for our China Mobility segment in 2023 as compared to Adjusted EBITA loss for our China Mobility segment in 2022 was primarily due to an administrative fine of RMB8.026 billion recorded in 2022, partially offset by the expiration of the temporary value-added tax exemption policy on revenues derived from the provision of public transportation services in China in December 2022.

International Segment

The Adjusted EBITA loss of our International segment decreased by 42.3% from the loss of RMB4.0 billion in 2022 to a loss of RMB2.3 billion (US$0.3 billion) in 2023. The decrease of International segment Adjusted EBITA loss in 2023 as compared to 2022 was primarily driven by improved operating efficiency.

Other Initiatives Segment

The Adjusted EBITA loss of our Other Initiatives segment decreased by 29.4% from the loss of RMB7.3 billion in 2022 to a loss of RMB5.1 billion (US$0.7 billion) in 2023. The decrease of Other Initiatives segment Adjusted EBITA loss in 2023 as compared to 2022 was primarily driven by improved operating efficiency.

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

B.Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended
	December 31,
	2022	2023
	(RMB in	(RMB in	(US$ in
	millions)	millions)	millions)
Summary Consolidated Cash Flows Data:
Net cash provided by (used in) operating activities	(9,554)	7,638	1,076
Net cash used in investing activities	(11,028)	(4,480)	(631)
Net cash provided by (used in) financing activities	(3,545)	3,538	498
Effect of exchange rate changes on cash and cash equivalents and restricted cash	1,822	96	14
Net increase (decrease) in cash and cash equivalents and restricted cash	(22,305)	6,792	957
Cash and cash equivalents and restricted cash at beginning of the period	43,981	21,676	3,053
Cash and cash equivalents and restricted cash at end of the period	21,676	28,468	4,010

Cash and cash equivalents represent cash on hand, time deposits and highly liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal for use, and which have original maturities less than three months. As of December 31, 2022 and 2023, cash held in accounts managed by online payment platforms such as Alipay and WeChat Pay amounted to RMB1.0 billion and RMB1.6 billion (US$0.2 billion), respectively. These amounts of cash held by online payment platforms have been classified as cash and cash equivalents on our consolidated balance sheets. Cash and time deposits that are restricted as to withdrawal for use or pledged as security are reported as restricted cash. Restricted cash is classified into current and non-current based on the length of restricted period. Our restricted cash primarily represents deposits in banks which are restricted in use.

The following table sets forth a summary of assets managed by our treasury function, including cash and cash equivalents, restricted cash and treasury investments.

	As of December 31,
	2022	2023
	(RMB in	(RMB in	(US$ in
	millions)	millions)	millions)
Cash and cash equivalents and restricted cash	21,676	28,468	4,010
Short-term treasury investments	16,966	19,242	2,710
Long-term treasury investments	10,200	7,893	1,112
Total	48,842	55,603	7,832

We regularly monitor the balance of our cash and cash equivalents, restricted cash and treasury investments as well as the funding requirements of our business. As of December 31, 2022 and 2023, cash and cash equivalents, restricted cash and treasury investments amounted to RMB48.8 billion and RMB55.6 billion (US$7.8 billion), respectively. The increase of RMB6.8 billion (US$1.0 billion) in 2023 was primarily attributable to the net cash provided by operating activities of RMB7.6 billion (US$1.1 billion).

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

We believe that our cash from operations, existing cash, cash equivalents and short-term treasury investments are sufficient to fund our operating activities, capital expenditures and other obligations for the next 12 months. We may decide to enhance our liquidity position or increase our cash reserve through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Operating Activities

Net cash provided by operating activities in 2023 was RMB7.6 billion (US$1.1 billion), as compared to a net income of RMB0.5 billion (US$75.4 million) for the same period. The difference was due to RMB3.9 billion (US$0.6 billion) for non-cash or non-operating adjustments, and RMB3.2 billion (US$0.4 billion) for changes in our working capital accounts. Non-cash or non-operating adjustments consisted primarily of depreciation and amortization expenses of RMB4.2 billion (US$0.6 billion), share-based compensation of RMB2.6 billion (US$0.4 billion) and allowances for credit losses of RMB2.1 billion (US$0.3 billion), partially offset by interest income and investment loss (income), net of RMB4.1 billion (US$0.6 billion) and loss (income) from equity method investments, net of RMB0.5 billion (US$0.1 billion). Changes in our working capital accounts consisted primarily of an increase of RMB3.6 billion (US$0.5 billion) in accrued expenses and other current liabilities and an increase of RMB1.9 billion (US$0.3 billion) in accounts and notes payable, partially offset by an increase of RMB1.4 billion (US$0.2 billion) in accounts and notes receivable and an increase of RMB0.7 billion (US$0.1 billion) in prepayments, receivables and other current assets. The increase in our working capital accounts was primarily attribute to the growth of our business.

Net cash used in operating activities in 2022 was RMB9.6 billion, as compared to a net loss of RMB23.8 billion for the same period. The difference was due to RMB16.2 billion for non-cash or non-operating adjustments, partially offset by RMB2.0 billion for changes in our working capital accounts. Non-cash or non-operating adjustments consisted primarily of interest income and investment loss (income), net of RMB5.5 billion, depreciation and amortization expenses of RMB5.1 billion, share-based compensation of RMB3.4 billion, foreign exchange loss (gain), net of RMB1.4 billion, and allowances for credit losses of RMB1.1 billion. Changes in our working capital accounts consisted primarily of a decrease of RMB1.2 billion in accounts and notes payable, and a decrease of RMB1.0 billion in accrued expenses and other current liabilities, partially offset by a decrease of RMB0.4 billion in other non-current assets.

Investing Activities

Net cash used in investing activities in 2023 was RMB4.5 billion (US$0.6 billion), primarily as a result of loan receivable originated from third parties of RMB27.9 billion (US$3.9 billion), the purchase of short-term and long-term treasury investments of RMB18.6 billion (US$2.6 billion), the purchase of property and equipment and intangible assets of RMB2.3 billion (US$0.3 billion), and the purchase of investment securities and other investments of RMB1.7 billion (US$0.2 billion), partially offset by cash received from loan repayments of third parties of RMB23.1 billion (US$3.2 billion), the proceeds from maturities of short-term and long-term treasury investments of RMB19.9 billion (US$2.8 billion), the proceeds from disposal or maturities of investment securities and other investments of RMB2.7 billion (US$0.4 billion), and the proceeds from disposal of property and equipment and intangible assets of RMB0.9 billion (US$0.1 billion).

Net cash used in investing activities in 2022 was RMB11.0 billion, primarily as a result of the purchase of short-term and long-term treasury investments of RMB33.4 billion, loan receivable originated from third parties of RMB14.7 billion, the purchase of property and equipment and intangible assets of RMB2.6 billion, and the purchase of investment securities and other investments of RMB2.2 billion, partially offset by the proceeds from maturities of short-term and long-term treasury investments of RMB25.2 billion, cash received from loan repayments of third parties of RMB13.6 billion, the cash proceeds from distribution of Chengxin of RMB1.8 billion, the proceeds from disposal of property and equipment and intangible assets of RMB0.7 billion, and the proceeds from disposal or maturities of investment securities and other investments of RMB0.6 billion.

Financing Activities

Net cash provided by financing activities in 2023 was RMB3.5 billion (US$0.5 billion), primarily as a result of proceeds from short-term borrowings and long-term borrowings of RMB10.2 billion (US$1.4 billion), partially offset by repayments of short-term borrowings and long-term borrowings of RMB6.7 billion (US$0.9 billion).

Net cash used in financing activities in 2022 was RMB3.5 billion, primarily as a result of repayments of short-term borrowings and long-term borrowings of RMB7.0 billion, partially offset by proceeds from short-term borrowings and long-term borrowings of RMB3.8 billion.

Material Cash Requirements

Our material cash requirements as of December 31, 2023 and any subsequent interim period primarily include our capital expenditures and non-cancellable lease obligations.

We made capital expenditures (net of proceeds from disposal of property and equipment and intangible assets) of RMB1.9 billion in 2022 and RMB1.5 billion (US$0.2 billion) in 2023, respectively. In 2022 and 2023, our capital expenditures primarily incurred for purchase of bikes and e-bikes and computers and equipment. We funded our capital expenditures primarily with cash flows generated from operating and financing activities. We intend to fund our future capital expenditures with our existing cash balance, anticipated cash flows from operations and financing alternatives. We will continue to make well-planned capital expenditures to meet the expected growth of our business. Our non-cancellable leases represent leases for office premises and data centers.

Other than as disclosed in Note 26 to our consolidated financial statements, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2023.

We have not entered into any significant financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any off-balance sheet derivative instruments. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

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

See “Item 3. Key Information—Cash and Asset Flows Through Our Organization.”

See “Item 3. Key Information—Financial Information Related to the Variable Interest Entities” for condensed consolidating schedules of financial position for the VIEs and other entities for the years ended December 31, 2021, 2022 and 2023.

C.Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Technology and Data” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2024 that are reasonably likely to have a material and adverse effect on our income, expenses, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

For a detailed discussion of our significant accounting policies and related judgments, please see Note 3 to our consolidated financial statements. You should read the following description of critical accounting estimates in conjunction with our consolidated financial statements and other disclosures included in this annual report. Beginning from the third quarter of 2024, we will change our accounting standards from U.S. GAAP to International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

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

Reporting unit of China Mobility

The carrying amount of goodwill allocated to the China Mobility reporting unit was RMB46.3 billion and RMB46.3 billion (US$6.5 billion) as of December 31, 2022 and 2023, respectively.

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

We performed a qualitative impairment assessment for the goodwill in China Mobility at the end of 2023 and concluded that there was no impairment of goodwill as of December 31, 2023. However, the key assumptions could change in the future, reducing the fair value of reporting unit to a level that would result in an impairment of goodwill.

Sale of certain smart auto business

We entered into a strategic cooperation in August 2023 with XPeng Inc., pursuant to which we conditionally agreed to sell certain smart auto business to XPeng Inc. in consideration of class A ordinary shares issued by XPeng Inc. The initial closing of the transaction was completed on November 13, 2023, following the satisfaction of the applicable closing conditions, with additional closings contemplated if the sold business achieves certain milestones.

Nature of estimates required. Upon the completion of the initial closing, we measured the total consideration, including the contingent considerations, at fair value. The fair value of the total consideration upon the initial closing was RMB3.5 billion, and was determined with the assistance of a third-party appraiser. The fair value of the contingent considerations was determined using a scenario-based model. Subsequently, we measured the contingent considerations at fair value at each reporting period.

Assumptions and approach. The development of the fair value measurement of the contingent considerations requires significant management judgment. When applying the scenario-based model, key assumptions involved include the estimated outcomes of the milestones in the earn-out periods in each scenario and the estimated probability of each scenario. The factors used in assessing fair value are outside the control of our management, and these assumptions and estimates may change in future periods.

Upon the completion of the initial closing, a gain of RMB2.1 billion on the sale was recorded in investment income (loss), net in the consolidated statements of comprehensive income (loss) for the year ended December 31, 2023, measured as the difference between the fair value of total consideration excluding the contract liabilities recognized for providing technology and marketing services to XPeng Inc. and the carrying value of the net assets of certain smart auto business as of November 13, 2023.

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

The DiDi Partnership is operated under principles, policies and procedures that evolve with our business and encompass the following major aspects:

Nomination and Election of Partners

Partners will be elected annually through a nomination process, under which any existing partner may propose candidates to a committee of the DiDi Partnership known as the Partnership Committee, which reviews the nomination and propose candidates to the entire partnership for election. Election of new partners requires the affirmative vote of at least 75% of all partners. In order to be elected a partner, the partner candidate must meet certain quality standards including, among other things, a high standard of personal character and integrity, continued service as a director, officer or employee with our company for no less than a certain period of time, a consistent commitment to our company’s mission, vision and values as well as a track record of contribution to our business, and such other standard as determined by the Partnership Committee from time to time.

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

Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors in office as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Will Wei Cheng†	40	Founder, Chairman of the Board and Chief Executive Officer
Jean Qing Liu†	45	Co-Founder, Director and President
Fengxia Liang	47	Director
Chen Shen	41	Director
Zhihui Yang	50	Independent Director
Gaofei Wang	45	Independent Director
Yusuo Wang	60	Independent Director
Bob Bo Zhang	40	Co-Founder and Chief Technology Officer
Alan Yue Zhuo	36	Chief Financial Officer
Shu Sun	37	Chief Executive Officer of China Ride Hailing
†	Mr. Will Wei Cheng and Ms. Jean Qing Liu are the Executive Directors appointed by the DiDi Partnership.

Mr. Will Wei Cheng is our founder and has served as chairman of our board of directors since January 2013 and our chief executive officer since February 2015. Mr. Cheng founded Beijing Xiaoju Science and Technology Co., Ltd. in 2012 and, shortly thereafter, launched the DiDi Dache app to provide online taxi services. Since then, Mr. Cheng has led us to become the world’s leading mobility technology platform, having overseen our acquisition of Kuaidi and Uber China, diversification of our service offerings and expansion around the globe. Prior to founding us, Mr. Cheng worked at Alibaba from 2005 to 2011, most recently as deputy general manager of Alipay, with responsibility for Alipay’s business-to-consumer functions, and before that, in a number of sales-related positions, including as regional manager at Alibaba. Mr. Cheng has been featured on Fortune China’s 50 Most Influential Business Leaders list for three consecutive years from 2017 to 2019. In 2017, Mr. Cheng was selected as a Global Game Changer by Forbes. In 2016, Mr. Cheng was named Fortune’s Businessperson of the Year and Forbes Asia’s Businessman of the Year. Mr. Cheng has received honors and awards such as “National Outstanding Individual in Poverty Alleviation,” “National Outstanding Individual of Private Economy Fighting against COVID-19,” “Beijing Youth ‘May 4th’ Medal” and “Beijing Outstanding Young Talent.” Mr. Cheng received a bachelor’s degree in administration management from the Beijing University of Chemical Technology in July 2004.

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

Ms. Chen Shen has served as our director since November 2023. Ms. Chen Shen currently serves as Director of Strategic Investments of Alibaba Group Holding Limited. Ms. Shen joined Alibaba in April 2018. Prior to joining Alibaba, she served as Senior Investment Officer of the International Finance Corporation, a member of the World Bank Group. Prior to that, she worked as an associate and then as a vice president at CDH Investments. Ms. Shen received an MBA degree from Columbia University and a bachelor’s degree in economics from Fudan University. She is also a CFA Charterholder.

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

Mr. Yusuo Wang has served as our independent director since June 29, 2021. Mr. Wang has more than 30 years of experience in the energy sector. He is the founder and chairman of the ENN Group, a conglomerate focused on vertically integrated natural gas, clean energy and life-health offerings, with interests in China and overseas. Among the ENN Group’s publicly listed companies, Mr. Wang serves as the chairman of ENN Natural Gas Co. Ltd., a company listed on the Shanghai Stock Exchange (600803.SH), and the chairman of ENN Energy Holdings Limited, a company listed on the Hong Kong Stock Exchange (2688.HK). Mr. Wang received a doctoral degree in management from the Tianjin University of Finance and Economics.

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

B.Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2023, we paid an aggregate of RMB37.4 million (US$5.3 million) in cash to our current directors and executive officers as a group. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries, the VIEs and their respective subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her medical insurance, maternity insurance, workplace injury insurance, unemployment insurance, pension benefits through a PRC government-mandated multi-employer defined contribution plan and other statutory benefits and a housing provident fund.

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

Share Incentive Plans

2017 Equity Incentive Plan

In December 2017, our board of directors approved the 2017 Equity Incentive Plan, and subsequently amended it in December 2020 in order to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to selected employees, directors and consultants of our company and to promote the success of our business. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2017 Equity Incentive Plan is 195,127,549 shares. As of December 31, 2023, awards to purchase 38,393,768 ordinary shares that were granted under the 2017 Equity Incentive Plan and remain outstanding.

The following paragraphs summarize the principal terms of the 2017 Equity Incentive Plan.

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

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the award agreement.

Exercise of Awards. The plan administrator determines the exercise or purchase price, as applicable, for each award, which is stated in the award agreement. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant.

Transfer Restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the plan or the award agreement or otherwise determined by the plan administrator, such as transfers by will or the laws of descent and distribution.

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

2021 Share Incentive Plan

In June 2021, our board of directors approved the 2021 Share Incentive Plan, effective as of June 29, 2021, to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to selected employees, directors and consultants of our company and to promote the success and enhance the value of our company. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2021 Share Incentive Plan is initially 116,906,908. This amount may be increased on the first day of each fiscal year beginning with January 1, 2025, if and when the shares reserved for issuance pursuant to any award to be granted under the 2021 Share Incentive Plan as of the last day of the immediately preceding fiscal year is less than 4% of the then total number of shares on an as-converted and fully diluted basis. The amount of the increase will be decided by our board of directors, or our compensation committee, if our board grants it authority to do so. In any fiscal year where our board or compensation committee approves an increase, the amount of the increase cannot result in the shares reserved for issuance under the 2021 Share Incentive Plan to exceed a percentage of the total number of shares issued and outstanding on an as-converted and fully diluted basis on the last day of the immediately preceding fiscal year. The specific percentage will be decided by our Board of Directors in the first year in which an increase may be authorized, but in any event should not exceed 4%.

As of December 31, 2023, awards to purchase 30,910,418 ordinary shares that were granted under the 2021 Share Incentive Plan and remain outstanding.

The following paragraphs describe the principal terms of the 2021 Share Incentive Plan.

Types of awards. The 2021 Share Incentive Plan permits the awards of options, restricted shares, and restricted share units or other types of awards approved by our board of directors or the compensation committee.

Plan administration. The 2021 Share Incentive Plan shall be administered by our board of directors or the compensation committee, which determines, among other things, the participants eligible to receive awards, the type or types of awards to be granted to each eligible participant, the number of awards to be granted to each eligible participant, and the terms and conditions of each award grant.

Award agreement. Awards under the 2021 Share Incentive Plan are evidenced by an award agreement that set forth the terms, conditions and limitations for each award which may include the term of an award, the provisions applicable in the event the participant’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an award.

Eligibility. We may grant awards to directors, consultants, and employees of our company and our related entities.

Vesting schedule. In general, the compensation committee determines the vesting schedule, which is specified in the award agreement.

Exercise of awards. The exercise price per share subject to an option is determined by the compensation committee and set forth in the award agreement which may be a fixed price or a variable price related to the fair market value of the shares.

Transfer restrictions. Awards may not be transferred in any manner by the eligible participant other than in accordance with the limited exceptions provided in the 2021 Share Incentive Plan, such as transfers to our company or a subsidiary of ours, the designation of a beneficiary to receive benefits if the participant dies, permitted transfers or exercises on behalf of the participant by the participant’s duly authorized legal representative if the participant has suffered a disability, or, subject to the prior approval of the compensation committee or our executive officer or director authorized by the compensation committee, transfers to one or more natural persons who are the participant’s family members or entities owned and controlled by the participant and/or the participant’s family members, including but not limited to trusts or other entities whose beneficiaries or beneficial owners are the participant and/or the participant’s family members, or to such other persons or entities as may be expressly approved by the compensation committee, pursuant to such conditions and procedures as the compensation committee may establish.

Termination and amendment. Unless terminated earlier, the 2021 Share Incentive Plan has a term of ten years. Our board of directors may terminate, amend or modify the 2021 Share Incentive Plan, subject to the limitations of applicable laws or stock exchange rules. However, no termination, amendment, or modification of the 2021 Share Incentive Plan may adversely affect in any material way any award previously granted pursuant to the 2021 Share Incentive Plan without the prior written consent of the participant.

The following table summarizes, as of December 31, 2023, the number of Class A ordinary shares under outstanding options that we granted to our directors and executive officers currently in office, excluding awards that were forfeited or cancelled after the grant dates.

	Ordinary
	Shares
	Underlying
	Outstanding	Exercise Price		Expiration
Name	Options	(US$/Share)	Grant Date	Date
Will Wei Cheng	*	0.0001823	April 16, 2021	April 16, 2031
Jean Qing Liu	—	—	—	—
Fengxia Liang	—	—	—	—
Chen Shen	—	—	—	—
Zhihui Yang	*	0.0001823	May 31, 2023	May 31, 2033
Gaofei Wang	*	0.0001823	June 1, 2022	June 1, 2032
	*	0.0001823	May 31, 2023	May 31, 2033
Yusuo Wang	—	—	—	—
Bob Bo Zhang	*	0.0001823	April 1, 2022	April 1, 2032
Alan Yue Zhuo	*	0.0001823	April 1, 2022	April 1, 2032
	*	0.0001823	April 1, 2023	April 1, 2033
Shu Sun	*	0.0001823	October 1, 2021	October 1, 2031
	*	0.0001823	April 1, 2022	April 1, 2032
*	Less than 1% of our total ordinary shares outstanding as of December 31, 2023.

As of December 31, 2023, our employees and consultants, other than our directors and executive officers, as a group held options to purchase 62,597,986 Class A ordinary shares with a weighted average exercise price of US$2.8126 per share, and 2,008,486 restricted share units.

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

Audit Committee. Our audit committee consists of Mr. Zhihui Yang and Mr. Gaofei Wang, and is chaired by Mr. Zhihui Yang. Mr. Zhihui Yang and Mr. Gaofei Wang each meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Zhihui Yang qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors or the nominating and corporate governance committee of the board. Our directors shall serve and hold office until expiry of his or her terms or until such time as they are removed from office by ordinary resolutions of the shareholders. Pursuant to our current memorandum and articles of association, our board of directors shall consist of not less than three but not more than nine directors, and the maximum number of Executive Directors on our board shall be the majority of the directors minus one, provided that the board shall include at least three Executive Directors or such lesser number as determined by the DiDi Partnership. The DiDi Partnership, subject to certain conditions, is also entitled to nominate and recommend the candidates for the positions of CEO, President and CEO of International Business of our company, and any such candidate nominated by the DiDi Partnership shall stand for appointment by our board. In the event that the board fails to appoint more than three such candidates nominated by the DiDi Partnership consecutively, then our board of directors may then appoint any person to serve in such executive position of our company after consultation with the DiDi Partnership. For more details, see “—A. Directors and Senior Management—DiDi Partnership.” Pursuant to our articles of association, a director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his or her office by notice in writing to us; (iv) without special leave of absence from the board, is absent from meetings of the board for four consecutive meetings and the board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.

D.Employees

We had 19,328 full-time employees as of December 31, 2023, as compared with 20,870 full-time employees as of December 31, 2022, and 24,396 full-time employees as of December 31, 2021.

The following table sets forth the number of our employees by function as of December 31, 2023:

	Number of
	Employees	Percentage
Operations and support	4,499	23.3%
Research and development	7,995	41.4%
General and administrative	5,173	26.8%
Sales and marketing	1,661	8.5%
Total	19,328	100%

As of December 31, 2023, we had 17,168 employees in China and 2,160 employees in other countries.

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

E.Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of April 8, 2024:

●	each of our directors and executive officers currently in office; and
●	each person known to us to beneficially own more than 5% of our total outstanding shares.

The calculations in the table below are based on 1,210,550,748 ordinary shares outstanding as of April 8, 2024, comprising 1,112,993,879 Class A ordinary shares (excluding 12,506,418 Class A ordinary shares repurchased by us and not yet cancelled or issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Share Incentive Plans) and 97,556,869 Class B ordinary shares.

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

	Ordinary Shares Beneficially Owned
						Total ordinary
						shares
	Class A ordinary		Class B ordinary			beneficially
	shares with an		shares with an		% of equity	owned in terms of		% of aggregate
	economic interest		economic interest		ownership†	voting power		voting power††
Directors and executive officers**:
Will Wei Cheng	—		78,384,741	(1)	6.5	99,931,539	(2)	38.6
Jean Qing Liu	—		19,172,128	(3)	1.6	19,172,128	(3)	9.2
Fengxia Liang (4)	—		—		—	—		—
Chen Shen(5)	—		—		—	—		—
Zhihui Yang (6)	—		—		—	—		—
Gaofei Wang (7)	—		—		—	—		—
Yusuo Wang (8)	—		—		—	—		—
Bob Bo Zhang	*	(9)	—		*	*	(10)	*
Alan Yue Zhuo	*	(11)	—		*	—		—
Shu Sun	*	(12)	—		*	—		—
All directors and executive officers as a group	7,518,025		97,556,869		8.7	122,383,266		47.9
Principal shareholders:
Softbank Vision Fund Entity(13)	242,115,016		—		20.0	242,115,016		11.6
Uber Entity(14)	143,911,749		—		11.9	143,911,749		6.9
Tencent Entities(15)	80,525,983		—		6.7	80,525,983		3.9

Notes:

*	Less than 1% of our total ordinary shares on an as-converted basis outstanding as of April 8, 2024.
**

Except as otherwise indicated below, the business address of our directors and executive officers is DiDi Xinchenghai, Building 1, Yard 6, North Ring Road, Tangjialing, Haidian District, Beijing, People’s Republic of China.

†

For each person and group included in this column, percentage of equity ownership is calculated by dividing the number of shares held by such person or group and its respective affiliates by the sum of the total number of shares outstanding as of April 8, 2024.

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

(1)

Represents 78,384,741 Class B ordinary shares held by Xiaocheng Investments Limited. Xiaocheng Investment Limited is beneficially owned by Mr. Will Wei Cheng through a trust, of which Mr. Cheng is the settlor and Mr. Cheng and his family members are the beneficiaries. The registered address of Xiaocheng Investments Limited is Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(2)

Represents (i) 78,384,741 Class B ordinary shares held by Xiaocheng Investments Limited over which Mr. Cheng has voting power, and (ii) 21,546,798 Class A ordinary shares held by certain existing shareholders who have granted voting proxies to Mr. Cheng as of April 8, 2024.

(3)

Represents (i) 16,116,572 Class B ordinary shares held directly by Ms. Liu, and (ii) 3,055,556 Class B ordinary shares held by Investor Link Investments Limited. Investor Link Investments Limited is beneficially owned by Ms. Jean Qing Liu through a trust, of which Ms. Liu is the settlor and Ms. Liu and her family members are the beneficiaries. The address of Investor Link Investments Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(4)	The business address of Ms. Fengxia Liang is Building A, No. 397 Tianlin Road, Xuhui District, Shanghai, China.
(5)	The business address of Ms. Chen Shen is No. 618, Waimalu Road, Huangpu District, Shanghai, China.
(6)	The business address of Mr. Zhihui Yang is 9/F, No. 6 Haidian Zhongjie, Haidian District, Beijing, China.
(7)	The business address of Mr. Gaofei Wang is No. 8 Sina Plaza Courtyard 10, the West XiBeiWang E. Rd, Haidian District, Beijing, China.
(8)	The business address of Mr. Yusuo Wang is No. 38 Hongrun Rd, Economic and Technological Development Zone, Langfang City, Hebei Province, P.R. China.
(9)

Represents (i) Class A ordinary shares held by Oriental Holding Investment Limited in which Mr. Bob Bo Zhang has an indirect economic interest and (ii) Class A ordinary shares held by Doctorate Investment Limited. Doctorate Investment Limited is beneficially owned by Mr. Zhang through a trust, of which Mr. Zhang and his spouse are the settlors and Mr. Zhang and his family members are the beneficiaries. The address of Doctorate Investment Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(10)	Represents Class A ordinary shares held by Doctorate Investment Limited.
(11)	Represents Class A ordinary shares held by Oriental Holding Investment Limited in which Mr. Alan Yue Zhuo has an indirect economic interest.
(12)	Represents Class A ordinary shares held by Oriental Holding Investment Limited in which Mr. Shu Sun has an indirect economic interest.
(13)

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

(14)

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

(15)

Representing (i) 77,316,905 Class A ordinary shares (including 1,539,125 Class A ordinary shares represented by 6,156,500 ADSs) held by Huang River Investment Limited, (ii) 1,918,974 Class A ordinary shares represented by 7,675,896 ADSs held of record by THL E Limited, and (iii) 1,290,104 Class A ordinary shares held of record by Tencent Growthfund Limited as of December 31, 2023, as reported in a Schedule 13G/A filed by Tencent Holdings Limited and Huang River Investment Limited, among others, on February 1, 2024. Each of Huang River Investment Limited, THL E Limited and Tencent Growthfund Limited is controlled by Tencent Holdings Limited, a company listed on the Hong Kong Stock Exchange. The principal business office for Tencent Holdings Limited and Huang River Investment Limited is at Level 29, Three Pacific Place, No.1 Queen’s Road East, Wanchai, Hong Kong.

As of April 8, 2024, we had 451,964,135 shares held by nine record holders in the United States.

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

Form F-3 Registration Rights. If we are eligible to use a Form F-3 registration statement, holders of at least 30% of our voting power of the then outstanding registrable securities have the right to demand in writing to file a registration on Form F-3. We are not obligated to effect such registration if, among other things, (i) the anticipated aggregate offering price is less than US$2 million, or (ii) we have already effected a registration in the six - month period preceding the date of the request.

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

Transactions with Alibaba Group

We have commercial arrangements with Alibaba Group primarily related to ride hailing and enterprise solutions services within our China Mobility segment. The ride hailing and enterprise solutions services we provide to Alibaba Group are conducted on an arm’s length basis with similar unrelated parties. All the revenues generated from Alibaba Group within our China Mobility segment accounted for less than 0.2% of our total revenues for the year ended December 31, 2023.

We also have commercial arrangement with Alibaba Group primarily related to cloud communication services and information technology platform services. The costs and expenses related to these services that were provided to us accounted for less than 0.3% of our total costs and expenses for the year ended December 31, 2023.

Transactions with Tencent Group

We have commercial arrangements with Tencent Group primarily related to ride hailing and enterprise solutions services, online advertising services as well as licensing services. The services we provide to Tencent Group are conducted on an arm’s length basis with similar unrelated parties. All the revenues generated from Tencent Group within our China Mobility segment and our Other Initiative segment accounted for less than 0.5% of our total revenues for the year ended December 31, 2023.

We also have commercial arrangements with Tencent Group primarily related to payment processing services, colocation services, cloud communication services and promotion services. The costs and expenses related to these services that were provided to us accounted for less than 0.7% of our total costs and expenses for the year ended December 31, 2023.

In addition, we have made certain financing transactions together with Softbank. The agreements for those financing transactions are disclosed in Note 21 to our consolidated financial statements.

Transactions with Other Related Parties

Other than the transactions disclosed above or elsewhere in this annual report, we have commercial arrangements with certain of our investees to provide or receive technical support and other services in 2023.  The amounts relating to these services provided or received represented less than 0.2% of our revenues or total costs and expenses for the year ended December 31, 2023. There are no other significant transactions with our investees.

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

Starting in July 2021, we and certain of our officers and directors were named as defendants in several putative securities class actions filed in federal court in New York and California. These actions alleged, in sum and substance, that the registration statement and prospectus prepared for our June 30, 2021 initial public offering contained material misstatements and omissions in violation of the Securities Act of 1933, the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. In September 2021, plaintiffs voluntarily dismissed all actions filed in federal court in California. On October 12, 2021, the U.S. District Court for the Southern District of New York appointed lead plaintiffs and lead counsel and consolidated the remaining federal actions under the caption In re Didi Global Inc. Securities Litigation, No. 1:21-cv-05807-LAK. Lead plaintiffs in the consolidated action filed a consolidated amended complaint on January 7, 2022. We moved to dismiss the consolidated amended complaint on March 8, 2022. In response, lead plaintiffs further amended their complaint, filing a Second Amended Complaint on May 5, 2022. On June 3, 2022, we moved to dismiss the Second Amended Complaint. On March 14, 2024, the court denied the Company’s and other defendants’ motions to dismiss the Second Amended Complaint. We cannot predict the timing, outcome or consequences of this action, and there is no basis to conclude at this point whether such action will be successful or whether the Company will be subject to any damages and, if so, how much.

Separately, in December 2021, we and certain of our officers and directors were named as defendants in a putative securities class action filed in state court in New York, which similarly alleges that the registration statement and prospectus prepared for our June 30, 2021 initial public offering contained material misstatements and omissions in violation of the Securities Act of 1933. On April 22, 2022, the parties stipulated to stay the state court action pending the outcome of motion to dismiss briefing in the federal action. The state court action remains in its preliminary stage. We cannot predict the timing, outcome or consequences of this action, and there is no basis to conclude at this point whether such actions will be successful or whether we will be subject to any damages, let alone how much.

On July 2, 2021, the Cybersecurity Review Office posted an announcement stating that we were subject to a cybersecurity review and that the Cybersecurity Review Office required us to suspend new user registration in China during the review. On July 4, 2021, the CAC posted an announcement stating that our DiDi Chuxing app collected personal information in violation of PRC laws and regulations. Pursuant to the PRC Cybersecurity Law, the CAC notified app stores to take down the DiDi Chuxing app and required us to strictly comply with relevant laws and regulations, follow the relevant standards set by the PRC government authorities, and rectify the problem to ensure the security of users’ personal information. On July 9, 2021, the CAC posted an announcement stating that it had been confirmed that 25 of the apps that we operate in China, including apps used by users and drivers, had the problem of collecting personal information in serious violation of relevant PRC laws and regulations. Pursuant to the PRC Cybersecurity Law, the CAC notified app stores to take down these apps, and required us to strictly comply with relevant laws and regulations, follow the relevant standards set by the PRC government authorities, and rectify the problem to ensure the security of users’ personal information.

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

In 2022, we fully cooperated with the PRC government authorities on the cybersecurity review and rectification measures. On January 16, 2023, with the approval of the Cybersecurity Review Office, we resumed the registration of new users on DiDi Chuxing. We will continue to take effective measures to protect the safety of our platform infrastructure and security of big data, and safeguard national cybersecurity. An administrative fine of RMB8.026 billion was imposed for the violation of the Cybersecurity Law, Data Security Law and Personal Information Protection Law and was paid in the year ended December 31, 2022. Our active apps have been restored to app stores and we will continue to monitor and comply with the relevant statutes and regulations on cybersecurity.

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

Liquidation. On the winding up of our company, if the assets available for distribution among our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed among our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

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

Exempted Company. We are an exempted company with limited liability incorporated under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are given for a period of up to 30 years);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Exclusive Forum. Unless we consent in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than us. Any person or entity purchasing or otherwise acquiring any share or other securities in our company, or purchasing or otherwise acquiring American depositary shares issued pursuant to deposit agreements, shall be deemed to have notice of and consented to this provision of our current memorandum and articles of association. Without prejudice to the foregoing, if the provision in this article is held to be illegal, invalid or unenforceable under applicable law, the legality, validity or enforceability of the rest of our articles of association shall not be affected and this article shall be interpreted and construed to the maximum extent possible to apply in the jurisdiction with whatever modification or deletion may be necessary so as best to give effect to our intention.

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

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our current memorandum and articles of association provide that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including, without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

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

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations under which, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

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

D.Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange.”

E.Taxation

The following summary of material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or Class A ordinary shares is based upon laws and interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or Class A ordinary shares, such as the tax consequences under state, local and other tax laws.

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

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect, and there can be no assurance that the Internal Revenue Service or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift or other non-income tax considerations, minimum tax, the Medicare tax on certain net investment income, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

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

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are generally categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

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

Assuming that we are the owner of the VIEs and their subsidiaries for U.S. federal income tax purposes, and based on the value of our assets and the composition of our income and assets, including goodwill and other unbooked intangibles, and taking into account (i) the “fair market value” method in accordance with the Code, (ii) the working capital exception under proposed U.S. Treasury Regulations and (iii) the look-through rule under the Code, our company does not appear to be a PFIC for our taxable year ended December 31, 2023.

There can be no assurance that we will not be a PFIC, for U.S. federal income tax purposes, for any taxable year because our PFIC status is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs or ordinary shares may cause us to become a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs or ordinary shares from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash or other passive assets for active purposes, our risk of becoming classified as a PFIC for the current or subsequent taxable years may substantially increase. Because there are uncertainties in the application of the relevant rules (including the working capital exception under proposed U.S. Treasury Regulations), it is also possible that the Internal Revenue Service may challenge our classification of certain assets as non-passive, which may result in our company being or becoming a PFIC, for U.S. federal income tax purposes, for any taxable year, which could subject U.S. Holders to significant adverse U.S. federal income tax consequences.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, the PFIC rules discussed below under “—Passive Foreign Investment Company Rules” will generally apply to such U.S. Holder for such taxable year and, unless the U.S. Holder makes certain elections, will generally apply in future years even if we cease to be a PFIC.

Dividends

Subject to the discussion under “—Passive Foreign Investment Company Rules” below, any distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, the full amount of any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction generally allowed to corporations. Dividends received by individuals and certain other non-corporate U.S. Holders may be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs or ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we are eligible for the benefits of the United States-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to such a U.S. Holder for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Our ADSs (but not our ordinary shares) were listed on the NYSE from July 2021 to June 2022. On June 13, 2022, our ADSs were delisted from the NYSE. Our ADSs have been quoted on OTC Pink under the symbol “DIDIY” since June 2022. Since our ADSs are not readily tradable on an established securities market in the United States, dividends received on our ADSs would generally not be eligible to be taxed at the lower capital gain tax rate applicable to “qualified dividend income” unless we are eligible for the benefits of the Treaty, as discussed below.

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

Sale or Other Disposition

Subject to the discussion under “—Passive Foreign Investment Company Rules” below, a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of our ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes, which may limit the ability to receive a foreign tax credit. Long-term capital gain of individuals and certain other non-corporate U.S. Holders will generally be eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations.

As described in “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation,” if we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, gains from the disposition of the ADSs or ordinary shares may be subject to PRC income tax and will generally be U.S.-source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as PRC-source income under the Treaty. Pursuant to the U.S. Treasury Regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty, and the potential impact of the U.S. Treasury Regulations.

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

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our subsidiaries, the VIEs or any subsidiaries of the VIEs are also PFICs (each, a “lower – tier PFIC”), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of such lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, the VIEs or any subsidiaries of the VIEs.

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

As of December 31, 2023, a majority of our cash and cash equivalents was held in Renminbi, with the remainder primarily held in U.S. dollars.

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

Our short-term borrowings mainly consist of RMB-dominated borrowings by our subsidiaries from financial institutions in the PRC. We had short-term borrowings of RMB4.9 billion and RMB7.7 billion (US$1.1 billion) as of December 31, 2022 and 2023, respectively.

Our long-term borrowings consist of a series of loan facilities with terms that range from two to four years. We had total long-term borrowings of RMB0.2 billion and RMB1.0 billion (US$0.1 billion) as of December 31, 2022 and 2023, respectively.

Our exposure to changes in interest rates is mainly from floating-rate borrowings. As of December 31, 2023, a minority of our total borrowings carried floating interest rates. Any change in interest rates will cause the effective interest rates of borrowings to change and thus cause our future cash flows to fluctuate over time. Assuming all other variables remained constant and the balances of outstanding debts with floating rates at the end of each reporting period had been outstanding for the entire year, an increase (decrease) in the interest rate by 0.25% would have resulted in an increase (decrease) in the loss before income taxes for the years ended December 31, 2022 and 2023 by RMB3.0 million and RMB2.3 million (US$0.3 million), respectively.

Credit Risk

As of December 31, 2022 and 2023, substantially all of our cash and cash equivalents, restricted cash and time deposits are held by major financial institutions located in mainland China and Hong Kong which we believe are of high credit quality. We expect that there is no significant credit risk associated with these assets.

We rely on a limited number of third parties to provide payment processing services to collect amounts due from customers. Payment service providers are financial institutions, credit card companies and online payment platforms which we believe are of high credit quality. As of December 31, 2022 and 2023, cash held in accounts managed by online payment platforms such as Alipay and WeChat Pay amounted to RMB1.0 billion and RMB1.6 billion (US$0.2 billion), respectively.

Accounts receivable are typically unsecured and are derived from revenues earned from customers in the PRC. The credit risk with respect to account receivables is mitigated by credit control policies we carry out with respect to our customers and our ongoing monitoring process of outstanding balances.

We have loans receivable which primarily represent micro-loans that we offer to individual borrowers who are registered as riders, end-users or drivers via our platform. Our loans receivable, net, were RMB5.3 billion and RMB8.7 billion (US$1.2 billion) as of December 31, 2022 and 2023, respectively. We do not have significant exposure to any individual customer.

Liquidity Risk

As of December 31, 2023, we had cash and cash equivalents of RMB27.3 billion (US$3.8 billion), restricted cash of RMB1.1 billion (US$0.2 billion) and short-term treasury investments of RMB19.2 billion (US$2.7 billion), as compared to total current liabilities of RMB28.5 billion (US$4.0 billion).

Cash and cash equivalents represent cash on hand, time deposits and highly liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal for use, and which have original maturities less than three months. Short-term treasury investments mainly consist of time deposits, structured notes and other investments with maturities within 12 months. Time deposits include the balances placed with the banks with original maturities over three months, but less than one year and the long-term time deposits with a maturity date within one year.

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

Fees and Other Payments Made by the Depositary to Us

The Depositary may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary agree from time to time. Responsibility for payment of such fees, charges and reimbursements may from time to time be changed by agreement between us and the depositary. In the year ended December 31, 2023, we did not receive any payment from the depositary for our expenses incurred in connection with the establishment and maintenance of the ADS program.

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

For the year ended December 31, 2023, we did not use any of the net proceeds from our initial public offering. There is no material change in the use of proceeds as described in the registration statement.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and our chief financial officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2023. Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rule and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

Based upon that evaluation, our management, with the participation of our chief executive officer and our chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective as of December 31, 2023 and as of the date that the evaluation of the effectiveness of our disclosure controls and procedures was completed.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2023.

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

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2023, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

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

Item 16B.      Code of Ethics

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in June 2021. In December 2023, we amended our code of business conduct and ethics to expand the mechanisms used by our compliance officer and board of directors to review conflicted transactions. We have filed a copy of our code of business conduct and ethics, as amended, as an exhibit to this annual report on Form 20-F.

Item 16C.      Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our principal external auditors, for the periods indicated.

	2022	2023

	(RMB in millions)
Audit fees(1)	54	38
Tax fees(2)	6	6
All other fees(3)	7	1
(1)	“Audit fees” means the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC and other assurance services.
(2)	“Tax fees” means the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice, and tax planning.
(3)	“All other fees” means the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by our principal auditors associated with certain permitted advisory services.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian LLP, including audit services, tax services and other services as described above.

Item 16D.      Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.      Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On November 11, 2023, our board of directors authorized a share repurchase program, under which we may repurchase up to US$1 billion of our shares during the 24 months after the date of the program’s adoption. Under this program, we may make share repurchases from time to time through legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. Our board of directors will periodically review this share repurchase program, and may authorize adjustments to its terms and size.

The table below is a summary of the repurchases that we made in the year ended December 31, 2023 and for the three months ended March 31, 2024, which were all conducted in the open market pursuant to the share repurchase program we adopted in November 2023.

				Approximate
			Total	Dollar
			Number of	Value of ADSs
			ADSs	that
			Purchased	May Yet Be
			as	Purchased
		Average	Part	Under the
	Total	Price	of the	Plan as of the
	Number	Paid	Publicly	end of the
	of ADSs	Per	Announced	applicable
Period	Purchased	ADS	Plan	period
December 2023	4,244,255	3.74	4,244,255	984,140,427
January 2024	4,523,089	3.73	4,523,089	967,271,361
February 2024	6,082,991	3.56	6,082,991	945,597,344
March 2024	5,709,917	3.84	5,709,917	923,658,810
Total	20,560,252	3.71	20,560,252	923,658,810

Item 16F.      Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.      Corporate Governance

Not applicable.

Item 16H.      Mine Safety Disclosure

Not applicable.

Item 16I.        Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J.        Insider Trading Policies

Not applicable.

Item 16K.        Cybersecurity

Risk Management and Strategy

We have implemented comprehensive cybersecurity risk assessment procedures to ensure effectiveness in cybersecurity management, strategy and governance and reporting cybersecurity risks. We have also integrated cybersecurity risk management into our overall enterprise risk management system.

We have developed a comprehensive cybersecurity threat defense system to address both internal and external threats. We strive to manage cybersecurity risks and protect sensitive information through various means, such as technical safeguards, procedural requirements, an intensive program of monitoring on our corporate network, continuous testing of aspects of our security posture internally and with outside vendors, a robust incident response program and regular cybersecurity awareness training for employees. Our IT department regularly monitors the performance of our platform, apps and infrastructure to enable us to respond quickly to potential problems, including potential cybersecurity threats.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

Our board of directors is responsible for overseeing the cybersecurity risk management and be informed on risks from cybersecurity threats. Our chief executive officer, our chief financial officer and the principal officer in charge of cybersecurity matters, who has extensive experience working in the field of cybersecurity, with expertise in cybersecurity risk management and compliance, are responsible for discussing material cybersecurity incidents or threats with specific constituencies before sign-off, ensuring thorough review of information and disclosures. This involves our disclosure committee (comprising the principal accounting officer or the head of financial reporting, the head of the legal department, the principal investor relations officer, the principal officer in charge of cybersecurity matters, and appropriate business unit heads of our company, as adjusted from time to time by the then incumbent committee members) as a whole, and the directors of our company, as well as other members of senior management and external legal counsel, to the extent appropriate. The chief executive officer, the chief financial officer, and the principal officer in charge of the cybersecurity matters are also responsible for assessing, identifying and managing material risks from cybersecurity threats to our company and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incident, maintaining oversight of the disclosure in our current reports for material cybersecurity incidents (if any) and meeting with our board of directors (i) in connection with each quarterly earnings release, update the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, if any, and the relevant disclosure issues and (ii) in connection with each annual report, present the disclosure concerning cybersecurity matters in Form 20-F, along with a report highlighting particular disclosure issues, if any, and hold a Q&A session. Our board of directors is responsible for maintaining oversight of the disclosure related to cybersecurity matters in the periodic reports of our company.

PART III

Item 17.        Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.        Financial Statements

The consolidated financial statements of DiDi Global Inc., its subsidiaries and the VIEs are included at the end of this annual report.

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

8.1*	List of principal subsidiaries, VIEs and subsidiaries of VIEs of the Registrant
11.1*	Code of Business Conduct and Ethics of the Registrant, as amended
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm
15.2*	Consent of Fangda Partners
15.3*	Consent of Maples and Calder (Hong Kong) LLP
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Ex tension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DiDi Global Inc.

By:	/s/ Will Wei Cheng
	Name:	Will Wei Cheng
	Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: April 15, 2024

DIDI GLOBAL INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of DiDi Global Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of DiDi Global Inc. and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of comprehensive income (loss), of shareholders’ equity (deficit) and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Sale of certain smart auto business

As described in Notes 5 and 27 to the consolidated financial statements, on November 13, 2023, the Company completed the initial closing of the sale of certain smart auto business to XPeng Inc. (the “Purchaser”) for consideration of the Purchaser’s ordinary shares. The total consideration of the sale arrangement includes certain contingent considerations in the form of the Purchaser’s ordinary shares, which will be paid when certain milestones have been achieved. As part of the sale transaction, the Company also agreed to provide certain services to the Purchaser, which are considered separate performance obligations. A portion of the total consideration was deferred as contract liabilities at initial closing for the performance of these obligations. After deferring the contract liabilities of these future obligations from the total consideration, the Company recognized a gain of RMB2.1 billion from the sale of certain smart auto business. Management measured the total consideration, including the contingent considerations, at initial closing at fair value. When measuring the contingent considerations, a scenario-based model is used. The fair value measurement of the contingent considerations included significant judgments by management relating to the estimated outcome of the milestones in the earn-out periods in each scenario and the estimated probability of each scenario.

The principal considerations for our determination that performing procedures relating to the sale of certain smart auto business is a critical audit matter are the significant judgments by management when developing the fair value of the contingent considerations. This in turn led to significant auditor judgment, subjectivity and effort in performing procedures and evaluating management’s significant assumptions related to the estimated outcome of the milestones in the earn-out periods in each scenario and the estimated probability of each scenario. The audit effort also involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the gain on the sale of certain smart auto business, including controls over the fair value assessment of the contingent considerations. These procedures also included, among others, (i) testing management’s process for developing the fair value estimate of the contingent considerations; (ii) evaluating the appropriateness of the valuation model used in determining the fair value of the contingent considerations; (iii) testing the completeness, accuracy and relevance of the underlying data used in the valuation model; and (iv) evaluating the reasonableness of management’s significant assumptions related to the estimated outcome of the milestones in the earn-out periods and the estimated probability of each scenario by considering historical performance and relevant industry and market developments. Professionals with specialized skill and knowledge were used to assist in evaluating the reasonableness of the Company’s valuation model.

/s/PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 15, 2024

We have served as the Company’s auditor since 2017.

DIDI GLOBAL INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

		As of December 31
	Note	2022	2023	2023
		RMB	RMB	US$
				(Note 3.6)
ASSETS
Current assets:
Cash and cash equivalents	3.8	20,855,252	27,308,098	3,846,265
Restricted cash	3.9	803,956	1,139,473	160,491
Short-term treasury investments	6	16,965,708	19,242,083	2,710,191
Accounts and notes receivable, net of allowance for credit losses of RMB692,722 and RMB723,655, respectively	7	2,251,633	3,287,610	463,050
Amounts due from related parties, current portion	25	61,423	244,661	34,460
Prepayments, receivables and other current assets, net	8	10,114,089	14,253,275	2,007,532
Total current assets		51,052,061	65,475,200	9,221,989
Non-current assets:
Non-current restricted cash	3.9	17,333	20,506	2,888
Long-term treasury investments	6	10,199,802	7,892,899	1,111,692
Investment securities and other investments	9	8,390,657	11,086,408	1,561,488
Equity method investments, net	10	4,153,932	4,595,858	647,313
Operating lease right-of-use assets	12	1,392,917	1,120,611	157,835
Property and equipment, net	11	5,718,324	4,330,172	609,892
Intangible assets, net	13	1,724,141	675,685	95,168
Goodwill	14	46,377,583	46,377,583	6,532,146
Deferred tax assets, net	19	289,191	279,464	39,362
Amounts due from related parties, non-current portion	25	36,466	252,613	35,580
Other non-current assets, net	8	1,860,865	1,719,495	242,185
Total non-current assets		80,161,211	78,351,294	11,035,549
Total assets		131,213,272	143,826,494	20,257,538
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities (including amounts of the VIEs and their subsidiaries without recourse to the primary beneficiary of RMB7,666,369 and RMB13,542,803 as of December 31, 2022 and 2023, respectively):
Short-term borrowings	15	4,940,310	7,682,190	1,082,014
Accounts and notes payable	16	2,870,046	4,563,595	642,769
Deferred revenue and customer advances, current portion	3.22	565,058	897,084	126,352
Operating lease liabilities, current portion	12	523,020	406,327	57,230
Amounts due to related parties, current portion	25	200,115	245,438	34,569
Accrued expenses and other current liabilities	17	11,149,921	14,750,130	2,077,512
Total current liabilities		20,248,470	28,544,764	4,020,446

DIDI GLOBAL INC.

CONSOLIDATED BALANCE SHEETS (Continued)

(Amounts in thousands, except for share and per share data)

		As of December 31
	Note	2022	2023	2023
		RMB	RMB	US$
				(Note 3.6)
Non-current liabilities (including amounts of the VIEs and their subsidiaries without recourse to the primary beneficiary of RMB215,955 and RMB978,591 as of December 31, 2022 and 2023, respectively):
Long-term borrowings	15	149,925	1,044,421	147,104
Operating lease liabilities, non-current portion	12	734,884	562,809	79,270
Deferred tax liabilities	19	359,668	165,498	23,310
Amounts due to related parties, non-current portion	25	39,348	85,935	12,104
Other non-current liabilities		256,279	377,782	53,209
Total non-current liabilities		1,540,104	2,236,445	314,997
Total liabilities		21,788,574	30,781,209	4,335,443
Commitments and contingencies	26
Mezzanine equity
Convertible redeemable non-controlling interests	21	13,010,576	14,006,261	1,972,740
Convertible non-controlling interests	21	1,069,357	1,069,357	150,616
Total Mezzanine Equity		14,079,933	15,075,618	2,123,356
SHAREHOLDERS’ EQUITY:
DiDi Global Inc. shareholders’ equity:
Class A ordinary shares (US$0.00002 par value; 4,000,000,000 shares authorized; 1,109,433,914 and 1,129,212,881 shares issued; 1,084,058,607 and 1,104,888,353 shares outstanding, as of December 31, 2022 and 2023, respectively)	23	144	146	21
Class B ordinary shares (US$0.00002 par value; 500,000,000 shares authorized; 117,335,836 and 97,556,869 shares issued; 112,895,380 and 97,556,869 shares outstanding, as of December 31, 2022 and 2023, respectively)	23	15	13	1
Treasury shares		(4)	(3)	—
Additional paid-in capital		253,824,544	255,200,825	35,944,284
Statutory reserves		69,328	100,105	14,099
Accumulated other comprehensive income		973,143	1,621,907	228,442
Accumulated deficit		(159,590,989)	(159,128,254)	(22,412,746)
Total DiDi Global Inc. shareholders’ equity		95,276,181	97,794,739	13,774,101
Non-controlling interests		68,584	174,928	24,638
Total shareholders’ equity		95,344,765	97,969,667	13,798,739
Total liabilities, mezzanine equity and shareholders’ equity		131,213,272	143,826,494	20,257,538

DIDI GLOBAL INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands, except for share and per share data)

		For the Year Ended December 31
	Note	2021	2022	2023	2023
		RMB	RMB	RMB	US$
					(Note 3.6)
Revenues
China Mobility		160,520,747	125,930,620	175,033,586	24,652,965
International		3,622,366	5,863,123	7,842,151	1,104,544
Other Initiatives		9,684,269	8,997,940	9,504,181	1,338,636
Total revenues		173,827,382	140,791,683	192,379,918	27,096,145
Costs and expenses
Cost of revenues		(156,863,229)	(115,799,896)	(162,935,107)	(22,948,930)
Operations and support		(7,525,398)	(6,519,542)	(7,417,741)	(1,044,767)
Sales and marketing		(16,961,328)	(9,756,241)	(10,432,817)	(1,469,432)
Research and development		(9,414,646)	(9,535,523)	(8,923,904)	(1,256,906)
General and administrative		(28,715,206)	(17,004,943)	(8,411,624)	(1,184,752)
Impairment of goodwill and intangible assets acquired from business combination	18	(2,789,321)	—	—	—
Total costs and expenses		(222,269,128)	(158,616,145)	(198,121,193)	(27,904,787)
Loss from operations		(48,441,746)	(17,824,462)	(5,741,275)	(808,642)
Interest income		818,522	1,309,864	2,170,851	305,758
Interest expenses		(277,596)	(197,334)	(115,581)	(16,279)
Investment income (loss), net		(167,121)	(5,769,873)	3,622,112	510,164
Impairment loss for equity investments accounted for using Measurement Alternative	9	—	(18,540)	(127,834)	(18,005)
Income (loss) from equity method investments, net	10	(475,851)	35,854	536,563	75,573
Other income (loss), net		(624,466)	(1,314,105)	279,975	39,434
Income (loss) before income taxes		(49,168,258)	(23,778,596)	624,811	88,003
Income tax expenses	19	(166,320)	(3,915)	(89,749)	(12,641)
Net income (loss)		(49,334,578)	(23,782,511)	535,062	75,362
Less: Net income attributable to non-controlling interest shareholders		9,086	810	41,550	5,852
Net income (loss) attributable to DiDi Global Inc.		(49,343,664)	(23,783,321)	493,512	69,510
Accretion of convertible redeemable non-controlling interests to redemption value	21	(687,617)	(898,649)	(995,685)	(140,240)
Net loss attributable to ordinary shareholders of DiDi Global Inc.		(50,031,281)	(24,681,970)	(502,173)	(70,730)
Net income (loss)		(49,334,578)	(23,782,511)	535,062	75,362
Other comprehensive income (loss):
Foreign currency translation adjustments, net of tax of nil		(1,593,734)	4,585,505	642,852	90,543
Transfer of accumulated translation adjustments to profit or loss upon disposal of subsidiaries		—	—	10,366	1,460
Share of other comprehensive loss of an equity method investee		(4,811)	(12,617)	(4,454)	(627)
Total other comprehensive income (loss)		(1,598,545)	4,572,888	648,764	91,376
Total comprehensive income (loss)		(50,933,123)	(19,209,623)	1,183,826	166,738
Less: comprehensive income attributable to non-controlling interest shareholders		9,086	810	41,550	5,852
Comprehensive income (loss) attributable to DiDi Global Inc.		(50,942,209)	(19,210,433)	1,142,276	160,886

DIDI GLOBAL INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (Continued)

(Amounts in thousands, except for share and per share data)

		For the Year Ended December 31
	Note	2021	2022	2023	2023
		RMB	RMB	RMB	US$
					(Note 3.6)
Accretion of convertible redeemable non-controlling interests to redemption value	21	(687,617)	(898,649)	(995,685)	(140,240)
Comprehensive income (loss) attributable to ordinary shareholders of DiDi Global Inc.		(51,629,826)	(20,109,082)	146,591	20,646
Weighted average number of Class A and Class B ordinary shares used in computing net loss per share	24
— Basic		657,996,437	1,210,979,609	1,224,576,751	1,224,576,751
— Diluted		657,996,437	1,210,979,609	1,224,576,751	1,224,576,751
Net loss per share attributable to Class A and Class B ordinary shareholders	24
— Basic		(76.04)	(20.38)	(0.41)	(0.06)
— Diluted		(76.04)	(20.38)	(0.41)	(0.06)
Weighted average number of ADS used in computing net loss per ADS
— Basic		2,631,985,748	4,843,918,436	4,898,307,004	4,898,307,004
— Diluted		2,631,985,748	4,843,918,436	4,898,307,004	4,898,307,004
Net loss per ADS attributable to ADS shareholders
— Basic		(19.01)	(5.10)	(0.10)	(0.01)
— Diluted		(19.01)	(5.10)	(0.10)	(0.01)

DIDI GLOBAL INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

(Amounts in thousands, except for share and per share data)

							Accumulated
					Additional		Other		Non‑	Total
	Ordinary Shares		Treasury Shares		paid‑in	Statutory	Comprehensive	Accumulated	controlling	shareholders’
	Shares	Amount	Shares	Amount	capital	reserves	loss	deficit	interests	equity (deficit)
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2021	124,067,444	16	(15,535,936)	(2)	12,177,849	16,503	(2,001,200)	(86,411,179)	83,515	(76,134,498)
Share-based compensation	—	—	—	—	24,654,583	—	—	—	—	24,654,583
Share-based awards granted to employees of an equity investee	—	—	—	—	178,506	—	—	—	—	178,506
Issuance of ordinary shares in connection with initial public offering, net of issuance cost	79,200,000	10	—	—	28,033,096	—	—	—	—	28,033,106
Conversion of convertible preferred shares to ordinary shares in connection with initial public offering	933,349,567	121	(42,057)	—	189,838,858	—	—	—	—	189,838,979
Issuance of shares to trusts upon exercise of share options	78,257,584	10	(68,616,887)	(9)	91	—	—	—	—	92
Settlement for net exercise of share options	(8,324,699)	(1)	—	—	(2,591,520)	—	—	—	—	(2,591,521)
Release of shares from trusts	—	—	60,976,302	8	(8)	—	—	—	—	—
Repurchase of ordinary shares	(697,470)	—	—	—	(219,003)	—	—	—	—	(219,003)
Share of other comprehensive loss of equity method investees	—	—	—	—	—	—	(4,811)	—	—	(4,811)
Foreign currency translation adjustments	—	—	—	—	—	—	(1,593,734)	—	—	(1,593,734)
Accretion of convertible redeemable non-controlling interests to redemption value	—	—	—	—	(687,617)	—	—	—	—	(687,617)
Repurchase of non-controlling interests	—	—	—	—	—	—	—	—	(20,000)	(20,000)
Net loss	—	—	—	—	—	—	—	(49,343,664)	9,086	(49,334,578)
Appropriation to statutory reserves	—	—	—	—	—	11,414	—	(11,414)	—	—
Balance as of December 31, 2021	1,205,852,426	156	(23,218,578)	(3)	251,384,835	27,917	(3,599,745)	(135,766,257)	72,601	112,119,504

DIDI GLOBAL INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT) (Continued)

(Amounts in thousands, except for share and per share data)

							Accumulated
	Class A and Class B				Additional		Other		Non‑	Total
	Ordinary Shares		Treasury Shares		paid‑in	Statutory	Comprehensive	Accumulated	controlling	shareholders’
	Shares	Amount	Shares	Amount	capital	reserves	income (loss)	deficit	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2022	1,205,852,426	156	(23,218,578)	(3)	251,384,835	27,917	(3,599,745)	(135,766,257)	72,601	112,119,504
Bulk issuance of ADSs reserved for share incentive plans	20,917,324	3	(20,917,324)	(3)	—	—	—	—	—	—
Share-based compensation	—	—	—	—	3,424,049	—	—	—	—	3,424,049
Share-based awards granted to employees of an equity investee	—	—	—	—	47,421	—	—	—	—	47,421
Issuance of ordinary shares in connection with exercise of share options and vesting of restricted shares and RSUs	—	—	8,695,424	1	7,525	—	—	—	—	7,526
Shares withheld related to net share settlement	—	—	(2,756,641)	—	(275,479)	—	—	—	—	(275,479)
Release of shares withheld	—	—	1,444,050	—	147,102	—	—	—	—	147,102
Release of shares from trusts	—	—	6,937,306	1	(1)	—	—	—	—	—
Share of other comprehensive loss of equity method investees	—	—	—	—	—	—	(12,617)	—	—	(12,617)
Foreign currency translation adjustments	—	—	—	—	—	—	4,585,505	—	—	4,585,505
Accretion of convertible redeemable non-controlling interests to redemption value	—	—	—	—	(898,649)	—	—	—	—	(898,649)
Repurchase of convertible redeemable non-controlling interests	—	—	—	—	15,764	—	—	—	—	15,764
Repurchase of non-controlling interests	—	—	—	—	(28,023)	—	—	—	(4,827)	(32,850)
Appropriation to statutory reserves	—	—	—	—	—	41,411	—	(41,411)	—	—
Net loss	—	—	—	—	—	—	—	(23,783,321)	810	(23,782,511)
Balance as of December 31, 2022	1,226,769,750	159	(29,815,763)	(4)	253,824,544	69,328	973,143	(159,590,989)	68,584	95,344,765

DIDI GLOBAL INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT) (Continued)

(Amounts in thousands, except for share and per share data)

							Accumulated
	Class A and Class B				Additional		Other		Non‑	Total
	Ordinary Shares		Treasury Shares		paid‑in	Statutory	Comprehensive	Accumulated	controlling	shareholders’
	Shares	Amount	Shares	Amount	capital	reserves	income	deficit	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2023	1,226,769,750	159	(29,815,763)	(4)	253,824,544	69,328	973,143	(159,590,989)	68,584	95,344,765
Share-based compensation	—	—	—	—	2,575,340	—	—	—	—	2,575,340
Issuance of ordinary shares in connection with exercise of share options and vesting of restricted shares and RSUs	—	—	1,671,692	—	1,011	—	—	—	—	1,011
Shares withheld related to net share settlement and cash settlement related to vested share options	—	—	(410,794)	—	(94,828)	—	—	—	—	(94,828)
Release of shares withheld	—	—	155,215	—	18,734	—	—	—	—	18,734
Release of shares from trusts	—	—	5,136,186	1	(1)	—	—	—	—	—
Equity transactions related to non-controlling interests	—	—	—	—	(15,624)	—	—	—	64,794	49,170
Share of other comprehensive loss of an equity method investee	—	—	—	—	—	—	(4,454)	—	—	(4,454)
Foreign currency translation adjustments	—	—	—	—	—	—	642,852	—	—	642,852
Accretion of convertible redeemable non-controlling interests to redemption value	—	—	—	—	(995,685)	—	—	—	—	(995,685)
Repurchase of ordinary shares	—	—	(1,061,064)	—	(112,666)	—	—	—	—	(112,666)
Transfer of accumulated translation adjustments to profit or loss upon disposal of subsidiaries	—	—	—	—	—	—	10,366	—	—	10,366
Appropriation to statutory reserves	—	—	—	—	—	30,777	—	(30,777)	—	—
Net income	—	—	—	—	—	—	—	493,512	41,550	535,062
Balance as of December 31, 2023	1,226,769,750	159	(24,324,528)	(3)	255,200,825	100,105	1,621,907	(159,128,254)	174,928	97,969,667
Balance as of December 31, 2023 (US$)	1,226,769,750	22	(24,324,528)	—	35,944,284	14,099	228,442	(22,412,746)	24,638	13,798,739

DIDI GLOBAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except for share and per share data)

	For the Year Ended December 31
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
				(Note 3.6)
Cash flows from operating activities:
Net income (loss)	(49,334,578)	(23,782,511)	535,062	75,362
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Share‑based compensation	24,654,583	3,424,049	2,575,340	362,729
Depreciation and amortization	6,045,283	5,143,105	4,248,651	598,410
Allowances for credit losses	1,260,356	1,062,265	2,090,866	294,492
Interest income and investment loss (income), net	263,814	5,524,730	(4,082,971)	(575,074)
Impairment loss for equity investments accounted for using Measurement Alternative	—	18,540	127,834	18,005
Loss (income) from equity method investments, net	475,851	(35,854)	(536,563)	(75,573)
Loss (income) on disposal of property and equipment, net and other assets	289,677	(279,920)	(273,975)	(38,589)
Impairment of goodwill and intangible assets acquired from business combination	2,789,321	—	—	—
Impairment of property and equipment and other assets	2,303,403	26,801	153,394	21,605
Deferred income taxes, net	(391,477)	(166,176)	(145,633)	(20,512)
Foreign exchange loss (gain)	(116,289)	1,406,338	(271,411)	(38,227)
Accretion of discount on short‑term and long‑term borrowings and others	114,864	83,677	43,414	6,115
Changes in operating assets and liabilities:
Accounts and notes receivable	(713,034)	(239,034)	(1,399,729)	(197,148)
Amounts due from related parties	68,372	53,184	(32,489)	(4,576)
Prepayments, receivables and other current assets	(777,739)	(33,803)	(746,675)	(105,167)
Operating lease right‑of‑use assets	96,318	(62,176)	276,066	38,883
Other non‑current assets	(1,152,538)	356,352	(17,125)	(2,412)
Accounts and notes payable	(1,080,270)	(1,164,397)	1,857,875	261,676
Amounts due to related parties	(42,561)	(11,453)	30,323	4,271
Deferred revenue and customer advances	(366,141)	19,055	(194,357)	(27,375)
Accrued expenses and other current liabilities	2,343,141	(989,727)	3,558,763	501,241
Operating lease liabilities	(139,512)	45,468	(245,872)	(34,630)
Other non‑current liabilities	(4,704)	47,178	87,564	12,333
Net cash provided by (used in) operating activities	(13,413,860)	(9,554,309)	7,638,352	1,075,839
Cash flows from investing activities:
Purchase of property and equipment and intangible assets	(6,620,191)	(2,553,788)	(2,340,490)	(329,651)
Proceeds from disposal of property and equipment and intangible assets	187,259	698,263	850,659	119,813
Purchase of short‑term and long‑term treasury investments	(13,896,305)	(33,422,245)	(18,580,998)	(2,617,079)
Proceeds from maturities of short‑term and long‑term treasury investments	37,778,943	25,178,485	19,883,989	2,800,601
Purchase of investment securities and other investments	(20,789,801)	(2,211,938)	(1,679,193)	(236,509)
Proceeds from disposal or maturities of investment securities and other investments	3,376,201	621,840	2,747,171	386,931
Purchase of equity method investments	(1,780,577)	(55,137)	(142,019)	(20,003)
Proceeds from disposal of equity method investments	93,686	49,492	82,935	11,681
Loan receivable originated from related parties	(389,988)	(34,500)	(133,707)	(18,832)
Cash received from loan repayments of related parties	6,106,358	1,515	—	—
Loan receivable originated from third parties	(15,063,874)	(14,683,006)	(27,854,308)	(3,923,197)
Cash received from loan repayments of third parties	12,736,307	13,568,733	23,063,313	3,248,400
Cash proceeds from distribution of Chengxin	—	1,814,176	—	—
De-consolidation of subsidiaries and others	(593,334)	—	(377,304)	(53,143)
Net cash provided by (used in) investing activities	1,144,684	(11,028,110)	(4,479,952)	(630,988)

DIDI GLOBAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Amounts in thousands, except for share and per share data)

	For the Year Ended December 31
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
				(Note 3.6)
Cash flows from financing activities:
Proceeds from short-term borrowings and long‑term borrowings	7,871,821	3,821,492	10,241,344	1,442,463
Repayments of short-term borrowings and long‑term borrowings	(7,235,716)	(7,026,465)	(6,725,333)	(947,244)
Repurchase of non-controlling interest and convertible redeemable non-controlling interest	(20,000)	(141,889)	(18,640)	(2,625)
Proceeds from issuance of ordinary shares upon initial public offering, net of issuance cost	28,033,106	—	—	—
Proceeds from issuance of convertible redeemable non‑controlling interest and convertible non‑controlling interest, net of issuance cost	9,192,838	—	—	—
Repurchase of ordinary shares	(206,169)	—	(112,666)	(15,869)
Taxes paid related to net exercise of share-based awards	(2,375,663)	(271,395)	(53,084)	(7,477)
Proceeds from release of shares withheld and exercise of share options	—	150,792	22,478	3,166
Capital injection from non-controlling interests shareholders	—	—	50,050	7,049
Other financing activities	(68,735)	(77,891)	134,095	18,888
Net cash provided by (used in) financing activities	35,191,482	(3,545,356)	3,538,244	498,351
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(571,973)	1,823,244	94,892	13,365
Net increase (decrease) in cash and cash equivalents and restricted cash	22,350,333	(22,304,531)	6,791,536	956,567
Cash and cash equivalents at the beginning of the year	19,372,084	43,429,717	20,855,252	2,937,401
Restricted cash at the beginning of the year	2,258,655	551,355	821,289	115,676
Cash and cash equivalents and restricted cash at the beginning of the year	21,630,739	43,981,072	21,676,541	3,053,077
Cash and cash equivalents at the end of the year	43,429,717	20,855,252	27,308,098	3,846,265
Restricted cash at the end of the year	551,355	821,289	1,159,979	163,379
Cash and cash equivalents and restricted cash at the end of the year	43,981,072	21,676,541	28,468,077	4,009,644
Net increase (decrease) in cash and cash equivalents and restricted cash	22,350,333	(22,304,531)	6,791,536	956,567
Supplemental disclosure of cash flow information
Cash paid for interest expenses	(251,853)	(160,639)	(198,914)	(28,016)
Cash paid for income tax expenses	(331,488)	(484,790)	(512,601)	(72,198)
Supplemental schedule of non‑cash investing and financing activities
Purchase of property and equipment and intangible assets included in payables	1,048,022	335,032	264,461	37,249

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

The Company’s major subsidiaries, VIEs and VIEs’ subsidiaries are described as follows:

	Country/Place	Percentage of direct or
	and	indirect
	date of	economic benefits ownership
	incorporation/	December 31,
Companies	establishment	2022	2023
Major Subsidiaries
Holly Universal Limited	BVI, January 6, 2017	100%	100%
DiDi (HK) Science and Technology Limited	Hong Kong, August 2, 2013	100%	100%
Xiaoju Science and Technology (Hong Kong) Limited	Hong Kong, January 29, 2013	100%	100%
Beijing DiDi Infinity Technology and Development Co., Ltd.	PRC, May 6, 2013	100%	100%

Major VIEs (Including VIEs’ Subsidiaries)
Beijing Xiaoju Science and Technology Co., Ltd.	PRC, July 10, 2012	100%	100%
DiDi Chuxing Science and Technology Co., Ltd.	PRC, July 29, 2015	100%	100%
Beijing DiDi Chuxing Technology Co., Ltd.	PRC, December 5, 2018	100%	100%

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

If the PRC government otherwise finds that the Group in violation of any existing or future PRC laws or regulations or lacks the necessary permits or licenses to operate the business, the Group’s relevant PRC regulatory authorities would have discretion in dealing with such violation, including, without limitation:

●	revoking the business licenses and/or operating licenses of the Group’s PRC entities;
●	imposing fines;
●	confiscating any income that they deem to be obtained through illegal operations, or imposing other requirements with which the Group may not be able to comply;
●	discontinuing or placing restrictions or onerous conditions on the Group’s operations;
●	placing restrictions on the right to collect revenues;
●	shutting down the Group’s servers or blocking the Group’s mobile app;
●	requiring the Group to restructure ownership structure or operations, including terminating the contractual arrangements with the VIEs and deregistering the equity pledges of the VIEs, which in turn would affect the ability to consolidate the financial results of and derive economic interests from the VIEs and their subsidiaries;
●	restricting or prohibiting the use of the proceeds from financing activities to finance the business and operations of the VIEs and their subsidiaries; or
●	taking other regulatory or enforcement actions that could be harmful to the Group’s business.

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

The Group’s operations depend on the VIEs to honour their contractual agreements with the Group. The Company’s ability to direct activities of the VIEs that most significantly impact their economic performance and the Company’s right to receive the economic benefits that could potentially be significant to the VIEs depend on the authorization by the shareholders of the VIEs to exercise voting rights on all matters requiring shareholder approval in the VIEs. The Company believes that the agreements on authorization to exercise shareholder’s voting power are enforceable against each party thereto in accordance with their terms and applicable PRC laws or regulations currently in effect and the possibility that it will no longer be able to consolidate the VIEs as a result of the aforementioned risks and uncertainties is remote.

2. Variable interest entities (Continued)

c Summary financial information of the Group’s VIEs (inclusive of VIEs’ subsidiaries)

The following tables set forth the financial statement balances and amounts of the VIEs and their subsidiaries included in the consolidated financial statements after the elimination of intercompany balances and transactions among VIEs and their subsidiaries within the Group.

	As of December 31
	2022	2023
	RMB	RMB
Cash and cash equivalents	5,558,835	14,631,898
Restricted cash	739,355	1,137,508
Short‑term treasury investments	2,911,180	2,389,719
Accounts and notes receivable, net	1,353,038	2,028,426
Amounts due from the Company and its subsidiaries	29,306,180	25,637,023
Long-term treasury investments, net	1,021,862	246,806
Investment securities and other investments	1,285,266	689,471
Equity method investments, net	3,133,608	3,278,621
Property and equipment, net	273,753	283,793
Intangible assets, net	462,485	449,509
Other assets, net	3,349,234	4,042,492
Total assets	49,394,796	54,815,266
Short‑term borrowings	199,807	2,651,153
Accounts and notes payable	2,672,716	4,468,895
Amounts due to the Company and its subsidiaries	63,721,620	61,319,853
Long‑term borrowings	—	830,700
Operating lease liabilities	274,150	105,645
Other liabilities	4,735,651	6,465,001
Total liabilities	71,603,944	75,841,247
Shareholders’ deficit of VIEs	(22,209,148)	(21,025,981)
Total liabilities and shareholders’ deficit of VIEs	49,394,796	54,815,266

	For the Year Ended December 31
	2021	2022	2023
	RMB	RMB	RMB
Total revenues	168,311,395	132,237,619	181,926,012
Net income (loss)	(5,957,049)	(297,389)	1,066,970
Net cash provided by operating activities	1,631,994	4,628,428	17,154,763
Net cash provided by (used in) investing activities	2,688,546	(438,285)	774,580
Net cash provided by (used in) financing activities	4,505,606	(16,499,234)	(8,458,127)

The Company considers that there are no assets in the VIEs that can be used only to settle obligations of the VIEs, except for the registered capital of the VIEs amounting to approximately RMB14,357,869 and RMB13,202,870 as of December 31, 2022 and 2023, as well as certain non - distributable statutory reserves amounting to approximately RMB64,034 and RMB89,487 as of December 31, 2022 and 2023. As the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors normally do not have recourse to the general credit of the Company for the liabilities of the VIEs. There is currently no contractual arrangement that would force the Company to provide additional financial support to the VIEs. As the Group is conducting certain business in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

The VIEs hold assets with no carrying value in the consolidated balance sheet that are important to the Company’s ability to produce revenue (referred to as unrecognized revenue - producing assets). Unrecognized revenue - producing assets held by the VIEs include online ride hailing operation permits for certain cities, Internet Content Provision License (“ICP licenses”), certain value - added telecommunications service licenses such as internet data center services license, the domain names of didiglobal.com and so on.

Recognized revenue - producing assets including non - compete agreements, patents and trademark which were acquired through the previous acquisitions are held by WFOEs or other subsidiaries.

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

3.2 Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, VIEs and subsidiaries of the VIEs.

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

All inter-company transactions and balances between the Company, its subsidiaries, VIEs and subsidiaries of the VIEs have been eliminated upon consolidation. The Group included the results of operations of the acquired businesses from their respective dates of acquisition.

3.3 Comparative information

Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation. The reclassifications below had no impact on previously reported results of operations, shareholders’ equity or cash flows:

i) Time deposits stated at amortized cost and other debt investments previously presented as “short-term investments” are now presented as “short-term treasury investments” and “prepayments, receivables and other current assets, net”, respectively, within the consolidated balance sheets.

ii) Time deposits stated at amortized cost and structured notes under fair value option previously presented as “investment securities and other investments” are now presented as “long-term treasury investments” within the consolidated balance sheets.

iii) Equity investments accounted for using the Measurement Alternative method and equity method previously presented as “long-term investments, net” are now presented as “investment securities and other investments” and “equity method investments, net”, respectively, within the consolidated balance sheets.

iv) Loan receivables previously presented separately as “Loans receivable, net” are now presented as “prepayments, receivables and other current assets, net” within the consolidated balance sheets.

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

The Group believes that (i) revenue recognition, (ii) assessment for impairment of goodwill, long-lived assets, intangible assets, (iii) determination of the estimated useful lives of long-lived assets, (iv) fair value of certain investments and other financial instruments, (v) provision for credit losses of time deposits, accounts and notes receivable, loans receivable, contract assets, finance lease receivables and other receivables, (vi) fair value of contingent considerations and services with respect to business divestiture, (vii) valuation and recognition of share based compensation expenses, (viii) provision for income tax and realization of deferred tax assets reflect the more significant judgments and estimates used in the preparation of its consolidated financial statements. These estimates are inherently subject to judgment and actual results could differ from those estimates.

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

Transactions denominated in currencies other than functional currency are translated into functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded as other income (loss), net in the consolidated statements of comprehensive income (loss). The foreign exchange gain amounted to RMB70,265, and loss amounted to RMB1,387,541 for the years ended December 31, 2021 and 2022 respectively; and the foreign exchange gain amounted to RMB271,411 for the year ended December 31, 2023.

The financial statements of the Group are translated from the functional currency into RMB. Assets and liabilities are translated at the exchange rates at the balance sheet date. Equity accounts other than earnings generated in the current period are translated into RMB using the appropriate historical rates. Revenues and expenses, gains and losses are translated into RMB using the periodic average exchange rates. Translation adjustments are reported as foreign currency translation adjustments and are shown as a component of other comprehensive income (loss) in the consolidated statements of comprehensive income (loss).

3.6 Convenience translation

Translations of the consolidated balance sheets, consolidated statements of comprehensive income (loss) and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2023 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB7.0999, representing the index rates stipulated by the federal reserve board/the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 29, 2023. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 29, 2023, or at any other rate.

3. Summary of significant accounting policies (Continued)

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

In accordance with ASC 820, Fair Value Measurement (“ASC 820”), the Group uses the fair value hierarchy, which prioritizes the inputs used to measure fair value. Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

●	Level 1 — Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities;
●	Level 2 — Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active or inputs other than the quoted prices that are observable either directly or indirectly for the full term of the assets or liabilities;
●	Level 3 — Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

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

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market based or independently sourced market parameters, such as interest rates and currency exchange rates.

3.8 Cash and cash equivalents

Cash and cash equivalents represent cash on hand, time deposits and highly liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal for use, and which have original maturities less than three months. As of December 31, 2022 and 2023, cash held in accounts managed by online payment platforms such as Alipay and WeChat Pay amounted to RMB971,925 and RMB1,620,687 respectively, which have been classified as cash and cash equivalents in the consolidated balance sheets.

3.9 Restricted cash and non-current restricted cash

Cash on hand, time deposits and highly liquid investments placed with banks or other financial institutions which are restricted as to withdrawal for use or pledged as security are reported separately as restricted cash. The Group’s restricted cash is classified into current and non-current based on the length of restricted period. The Group’s restricted cash primarily represents the deposits in banks which are restricted in use.

3. Summary of significant accounting policies (Continued)

3.10 Treasury investments

Treasury investments represent the debt investments purchased from reputable financial institutions. Primarily these instruments are considered to have a low risk of default and the counterparty has a strong capacity to meet its contractual cash flows obligations in the near term. The identified credit losses are insignificant.

Treasury investments at amortized cost are primarily time deposits placed with the bank. Interest income from treasury investments at amortized cost is recognized using the effective interest method in the consolidated statements of comprehensive income (loss).

Treasury investments under the fair value option (“FVO”) are primarily structured notes which are the financial instruments with variable interest rates indexed to performance of underlying assets. Changes in the fair value are reflected in the consolidated statements of comprehensive income (loss) as investment income (loss), net.

Treasury investments with original maturities over three months, but less than one year are expected to be realized in cash during the next twelve months are classified as short-term treasury investments. Treasury investments with maturities more than one year are classified as long-term treasury investments.

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

3.12 Expected credit losses

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

3.13 Investment securities and other investments

Investment securities and other investments primarily consist of equity securities with readily determinable fair value, equity investments without readily determinable fair value and certain debt investments.

Equity securities with readily determinable fair value

The Group invests in marketable equity securities, which are publicly traded stock.

The Group carries these equity securities at fair value with unrealized gains and losses recorded in the consolidated statements of comprehensive income (loss).

3. Summary of significant accounting policies (Continued)

Equity securities without readily determinable fair value measured at Measurement Alternative

Equity securities except for those over which the Group has the ability to exercise significant influence, are carried at fair value with unrealized gains and losses recorded in the consolidated statements of comprehensive income (loss), according to ASC 321 “Investments — Equity Securities”. The Group elected to record the equity investments without readily determinable fair value using the Measurement Alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer, if any. All realized and unrealized gains (losses) on the investments, are recognized in investment income (loss), net or impairment loss for equity investments accounted for using Measurement Alternative in the consolidated statements of comprehensive income (loss).

For investments under the Measurement Alternative, the Group makes a qualitative assessment of whether the investment is impaired at each reporting date based on performance and financial position of the investee as well as other evidence of market value. Such assessment includes, but is not limited to, reviewing the investee’s cash position, recent financing rounds, as well as the financial and business performance, and other significant judgment in considering various factors and events.

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

Certain debt investments

Certain debt investments are debt investments that are not classified as treasury investments, and are accounted for at amortized cost or under the FVO. The Group has elected the fair value option for certain debt investments primarily consisting of certain government bonds with maturities of over one year and investment in Kargobot’s shares (Note 4). The FVO permits the irrevocable election on an instrument - by - instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The investments accounted for under the fair value option are carried at fair value with realized or unrealized gains (losses) recorded as investment income (loss), net in the consolidated statements of comprehensive income (loss).

Interest income from debt investments which are measured at amortized cost is recognized using the effective interest method which is reviewed and adjusted periodically based on changes in estimated cash flows. Other debt investments are classified into Prepayments, receivables and other current assets, net or investment securities and other investments based on the length of maturities.

3.14 Equity method investments, net

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

Under the equity method, the Group initially records its investment at cost and subsequently records its share of the results of the equity investees. The excess of the carrying amount of the investment over the underlying equity in net assets of the equity investee generally represents goodwill and intangible assets acquired. The Group subsequently adjusts the carrying amount of the investment to recognize the Group’s proportionate share of each equity investee’s net income or loss into the consolidated statement of comprehensive income (loss) and recognizes its share of post-acquisition movements in accumulated other comprehensive income (loss) as a component of shareholders’ equity (deficit). When the Group’s share of losses in the equity investees equals or exceeds its interest in the equity investee, the Group does not recognize further losses, unless the Group has incurred obligations or made payments or guarantees on behalf of the equity investee, or the Group holds other investments in the equity investee.

3. Summary of significant accounting policies (Continued)

The Group continuously reviews its investments in equity investees to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors the Group considers in its determination are the duration and severity of the decline in fair value, the financial condition, operating performance and the prospects of the equity investee, and other company specific information such as recent financing rounds. If any impairment is considered other-than-temporary, the Group writes down the investment to its fair value and recognizes the impairment charge to the consolidated statements of comprehensive income (loss).

3.15 Property and equipment, net

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

Vehicles

Vehicles are depreciated over the estimated useful lives on a straight-line basis or accelerated basis. The initial estimated useful lives of such vehicles are from 3 to 5 years. The Group also estimates the residual value of the vehicles at the expected time of disposal. The estimated residual values for vehicles are based on factors including model, age, and mileage. The Group makes annual assessments to the depreciation rates of vehicles in response to the latest market conditions and their effect on residual values as well as the estimated time of disposal. Changes made to estimates are reflected in vehicle-related depreciation expense on a prospective basis.

Other property and equipment

Other property and equipment are stated at cost less accumulated depreciation and impairment, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of comprehensive income (loss).

Property and equipment have estimated useful lives as follows:

Categories	Estimated useful lives
Bikes and e‑bikes	2‑3 years
Vehicles	3-5 years
Computers and equipment	2‑5 years
Leasehold improvement	Lesser of estimated useful life or remaining lease terms
Others	5‑40 years

Construction in progress

Direct costs that are related to the construction of property and equipment and are incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property or equipment, which are primarily relating to computers and equipment and bikes and e-bikes which are not ready for lease or use, and the depreciation of these assets commences when the assets are ready for their intended use.

3. Summary of significant accounting policies (Continued)

3.16 Intangible assets, net

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

Categories	Estimated useful lives
Non‑compete agreements	6‑7 years
Trademark, patents and others	3-10 years
Driver lists	5 years
Customer lists	5 years
Software	3-5 years
Online payment license*	Indefinite live
Others	Indefinite live
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

3.17 Impairment of long-lived assets other than goodwill

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

3.18 Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in a business combination.

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis, and between annual tests when an event occurs, or circumstances change that could indicate that the asset might be impaired. The Group first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. If the Group decides, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss equal to the difference will be recorded. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. The Group performs goodwill impairment testing at the reporting unit level on December 31 annually and more frequently if indicators of impairment exist. RMB2,501,100, nil and nil of impairment loss of goodwill was recognized for the years ended December 31, 2021 and 2022 and 2023, respectively. Refer to Note 14- Goodwill for further information.

3. Summary of significant accounting policies (Continued)

3.19 Leases

The Group applies ASC 842, “Leases” (“ASC 842”) to account for leases. The Group categorized leases with contractual terms longer than twelve months as either operating or finance lease.

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

3.20 Short-term and long-term borrowings

Borrowings are initially recognized at fair value, net of upfront fees incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method.

3.21 Statutory reserves

In accordance with the relevant regulations and their articles of association, subsidiaries of the Group incorporated in the PRC are required to allocate at least 10% of their after-tax profit determined based on the PRC accounting standards and regulations to the general reserve until the reserve has reached 50% of the relevant subsidiary’s registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the respective company. These reserves can only be used for specific purposes and are not transferable to the Group in the form of loans, advances or cash dividends. For the years ended December 31, 2021, 2022 and 2023, appropriations to the general reserve amounted to RMB11,414, RMB41,411 and RMB30,777, respectively. No appropriations to the enterprise expansion fund or staff welfare and bonus fund have been made by the Group.

3.22 Revenue recognition

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

3. Summary of significant accounting policies (Continued)

China Mobility

The Group generates revenues from providing a variety of mobility services through its mobility platform in the PRC (“China Mobility Platform”). The Group’s revenues from its ride hailing services in the PRC presented on a gross basis accounted for more than 97% of the total revenues from China Mobility for the years ended December 31, 2021, 2022, and 2023, respectively. The Group also generates revenues from providing other mobility services such as online taxi, chauffeur and other services in the PRC. As part of the Chinese government’s effort to ease the burden of business affected by the COVID - 19 pandemic, the Ministry of Finance and the State Taxation Administration temporarily exempted VAT on revenues derived from the provision of public transportation services in the PRC from January 2020 to March 2021 and from January 2022 to December 2022, respectively.

●	Ride hailing services in the PRC

The Group provides a variety of ride hailing services on its China Mobility Platform, mainly including Luxe, Premier, Select, DiDi Flash, Express, Discount Express, Piggy Express and Carpooling service lines in the PRC, and considers itself as the ride service provider according to the relevant regulations in the PRC and the ride service agreements entered into with riders. For all ride hailing services offered, names of the services and the service providers with the corresponding service agreements are displayed on the Group’s China Mobility Platform. Riders can choose ride hailing services from the Group’s China Mobility Platform based on their mobility needs and preferences. When a rider selects and initiates a ride service request, an estimated service fee is displayed and the rider can further decide whether to place the service request or not. Once the rider places the ride service request and the Group accepts the service request, a ride service agreement is entered into between the rider and the Group. Upon completion of the ride services, the Group recognizes ride hailing services revenues on a gross basis.

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

●	Online taxi and chauffeur services in the PRC

The Group provides a variety of other services on its China Mobility Platform, mainly including online taxi and chauffeur services. The Group considers itself as the agent for online taxi and chauffeur services and recognizes agency revenue earned mainly from the service providers such as taxi drivers and chauffeur service providers.

International

The Group derives its international revenues principally from ride hailing services in overseas countries, including Brazil and Mexico. The Group also generates revenues from food delivery services and financial services in overseas countries.

3. Summary of significant accounting policies (Continued)

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

The Group derives its food delivery revenue primarily from service fees paid by merchants, delivery persons and eaters for use of the platform. The Group recognizes revenue when services provided to merchants, delivery persons and eaters are completed.

●	Financial services in overseas countries

The financial services revenues mainly consist of interest income from micro loans services and credit card services. The Group generates interest income from its loans receivable by applying the effective interest method in accordance with ASC 310. When a loan receivable is placed on non accrual status, the Group stops accruing interest and reverses all accrued but unpaid interest as of such date, as detailed in Note 8.

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

Certain energy and vehicle services include refueling, charging, and the leasing business that the Group carries out itself.

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

3. Summary of significant accounting policies (Continued)

●	Financial services in the PRC

The financial services revenues mainly include interest income from micro loans services and loan intermediary services fees. The Group generates interest income from its loan receivables by applying the effective interest method in accordance with ASC 310 in micro loans services. When a loan receivable is placed on non accrual status, the Group stops accruing interest and reverses all accrued but unpaid interest as of such date, as detailed in Note 8. The Group also matches the borrowers and the lenders and earns loan intermediary service fees directly from the lenders based on the contractual agreements. A majority of the revenue derived from loan intermediary services is recognized at a point in time upon the successful matching of the borrowing requests from the borrowers with the lenders.

●	Others

The Group provides a variety of other initiatives services on its platform, including intra-city freight and other services. The Group generally recognizes revenues when services are provided to its customers.

Contract balances

The Group classifies its right to consideration in exchange for services transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. The Group recognizes accounts receivable in its consolidated balance sheets when it performs a service in advance of receiving consideration and it has the unconditional right to receive consideration. A contract asset is recorded when the Group has transferred services to the customer before payment is received or is due, and the Group’s right to consideration is conditional on future performance or other factors in the contract. Contract assets amounting to RMB299,095 and RMB293,605 were recorded in accounts and notes receivable, net in the consolidated balance sheets as of December 31, 2022 and 2023 respectively.

Contract liabilities are recognized if the Group receives consideration prior to satisfying the performance obligations, which mainly include advance payments from ride hailing services in the PRC and from Other Initiative segment. Contract liabilities as of December 31, 2022 and 2023 were RMB565,058 and RMB1,004,818, respectively, recognized as deferred revenue and customer advances, current portion and other non-current liabilities in the consolidated balance sheets. The contract liabilities with an original length of greater than one year were not significant.

Incentive Programs

●	Incentives to consumers considered as customers from an accounting perspective

For China Mobility segment, riders using ride haling service, taxi drivers and chauffeur service providers are considered as the customers of the Group. For International segment, drivers providing ride hailing services, merchants, delivery persons providing food delivery service and eaters using food delivery service in certain overseas countries are considered as the customers of the Group. For Other Initiatives segment, users in bike and e-bike sharing, lessees in leasing business that the Group carries out itself, gas stations and charging stations in energy services, borrowers in micro loans services, lenders in loan intermediary services and drivers providing intra-city freight service are generally considered as the customers of the Group.

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

3. Summary of significant accounting policies (Continued)

●	Referring new customers

Incentives earned by customers for referring new customers are paid in exchange for a distinct service and are accounted for as customer acquisition costs. The Group expenses such referral payments as incurred in sales and marketing expenses in the consolidated statements of comprehensive income (loss). The Group applies the practical expedient under ASC 340-40-25-4 and expenses costs to acquire new customer contracts as incurred because the amortization period would be one year or less. The amount recorded as an expense is the lesser of the amount of the incentive paid or the established fair value of the service received. Fair value of the service is established using amounts paid to vendors for similar services.

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

For the China Mobility segment, the end-users of online taxi and chauffeur service are generally not considered to be the customers of the Group from an accounting perspective. For International segment, the riders using ride hailing services and eaters in certain countries using food delivery services are not considered to be the customers of the Group from an accounting perspective. For Other Initiatives, end-users of intra-city freight services are generally not considered to be the customers of the Group from an accounting perspective.

Incentives offered to such consumers that represent explicit or implicit obligations to the consumers on behalf of the service providers abovementioned are recorded as reduction of revenues. The Group also at its own discretion offers incentives to such consumers to encourage their uses of its platform, which mainly include:

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

3. Summary of significant accounting policies (Continued)

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

3.23 Cost of revenues

Cost of revenues, which are directly related to revenue generating transactions on the Group’s platform, primarily consists of driver earnings and driver incentives in ride hailing services of China Mobility segment, depreciation and impairment of bikes and e - bikes and vehicles, credit losses of loans receivable, insurance cost related to service offering, payment processing charges, and bandwidth and server related costs.

3.24 Operations and support

Operations and support expenses consist primarily of personnel-related compensation expenses, including share-based compensation for the Group’s operations and support personnel, third party customer service fees, driver operation fees, other outsourcing fees and expenses related to general operations.

3.25 Sales and marketing expenses

Sales and marketing expenses consist primarily of advertising and promotion expenses, certain incentives paid to consumers not considered as customers from an accounting perspective, amortization of acquired intangible assets utilized by sales and marketing functions, and personnel-related compensation expenses, including share-based compensation for the Group’s sales and marketing staff. Advertising and promotion expenses are recorded as sales and marketing expenses when incurred, and totalled RMB5,401,408, RMB3,297,560 and RMB4,283,366 for the years ended December 31, 2021, 2022 and 2023, respectively. Incentives provided to consumers amounted to RMB7,465,226, RMB2,778,465 and RMB3,403,793 for the years ended December 31, 2021, 2022 and 2023, respectively.

3.26 Research and development expenses

Research and development expenses consist primarily of personnel-related compensation expenses, including share-based compensation for employees in engineering, design and product development, depreciation and impairment of property and equipment utilized by research and development functions, and bandwidth and server related costs incurred by research and development functions. The Group expenses all research and development expenses as incurred.

3.27 General and administrative expenses

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

3. Summary of significant accounting policies (Continued)

3.28 Government grants

Government grants are generally financial grants received from provincial and local governments for operating a business in their jurisdictions or compliance with specific policies promoted by the local governments. These grants are recognized as a reduction of specific costs and expenses for which the grants are intended to compensate. Such amounts are recognized in the consolidated statements of comprehensive income (loss) upon receipt and when all conditions attached to the grants are fulfilled. For the years ended December 31, 2021, 2022 and 2023, government grants amounted to RMB990,038, RMB458,141 and RMB254,623 are recognized as reduction of specific costs and expenses.

3.29 Share-based compensation

The Group accounts for share-based awards granted to employees and non-employees in accordance with ASC 718 Compensation-Stock compensation (“ASC 718”). Generally, share-based awards are recognized as costs and expenses, except to the extent the share-based compensation is recognized in the Group’s investment income (loss), net as certain share-based awards are issued to the employees of the certain equity investee.

Share-based awards with service conditions only are measured at the grant date fair value of the awards and recognized as expenses using the graded-vesting method, net of estimated forfeitures over the requisite service period. Share-based awards that are subject to both service conditions and the occurrence of an initial public offering (“IPO”) or deemed liquidation events as performance condition are measured at the grant date fair value and recognized as expenses using the graded-vesting method, net of estimated forfeitures, if it is probable that the performance condition will be achieved at the end of each reporting period. The Group recognized the cumulative share-based compensation expenses, net of estimated forfeitures for the awards with IPO condition on June 30, 2021, which was very close to the completion of the Group’s IPO, using the graded-vesting method. Forfeitures are estimated based on historical experience and are periodically reviewed.

The Group, with the assistance of an independent third-party valuation firm, determined fair value of share-based awards granted to employees and non-employees. Prior to the IPO, the fair value of the restricted share units (“RSUs”) was assessed using the income approach/discounted cash flow method, with a discount for lack of marketability given that the shares underlying the awards were not publicly traded at the time of grant. This assessment requires complex and subjective judgments regarding the Group’s projected financial and operating results, its unique business risks, the liquidity of its ordinary shares and its operating history and prospects at the time the grants were made. The fair value of share options is estimated on the grant date using the Binomial option pricing model. The assumptions used in share-based compensation expenses recognition represent management’s best estimates, but these estimates involve inherent uncertainties and application of management judgment. Subsequent to the completion of the Group’s IPO, the fair value of share-based awards was determined based on the market price of the Group’s publicly traded ADSs on the NYSE before its delisting in June 2022 and the Group’s ADSs have been quoted on OTC Pink under the symbol “DIDIY” thereafter, as detailed in Note 23.

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

3. Summary of significant accounting policies (Continued)

3.30 Segment reporting

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

3.31 Taxation

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

Uncertain tax positions

The Group applies the provisions of ASC 740 in accounting for uncertainty in income taxes. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold that a tax position is required to meet before being recognized in the financial statements. The Group has elected to classify interest and penalties related to an uncertain tax position (if and when required) as part of “income tax expenses” in the consolidated statements of comprehensive income (loss). The Group did not have any significant unrecognized uncertain tax positions or any unrecognized liabilities as of December 31, 2022 and 2023. The Group did not have any interest or penalties associated with unrecognized tax benefit for the years ended December 31, 2021, 2022 and 2023.

3.32 Employee benefits

Employees of the Group in the PRC are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefits and housing fund plans through a PRC government-mandated multiemployer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group is required to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees, and the Group’s obligations are limited to the amounts contributed with no legal obligation beyond the contributions made. Total amounts for such employee benefits, which were expensed as incurred, were RMB1,808,321, RMB1,940,168 and RMB1,880,363 for the years ended December 31, 2021, 2022 and 2023, respectively. The Group also makes payments to other defined contribution plans for the benefit of employees employed by subsidiaries outside of the PRC, and such amounts contributed for the years ended December 31, 2021, 2022 and 2023 were insignificant.

3. Summary of significant accounting policies (Continued)

3.33 Comprehensive income (loss)

Comprehensive income (loss) is defined to include all changes in equity (deficit) of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive income (loss) mainly includes net income (loss) and currency translation adjustments of the Group and share of other comprehensive income (loss) of equity method investees.

3.34 Net loss per share

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

3.35 Treasury shares

The Group accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury shares account in shareholders’ equity (deficit). The ordinary shares with future service conditions are deemed as treasury stock and also recorded in the treasury shares account in shareholders’ equity (deficit).

3.36 Business combinations and non-controlling interests

The Group accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805 — “Business Combinations”. The cost of an acquisition is measured as the aggregate of the acquisition date fair value of the assets transferred to the sellers, liabilities incurred by the Group and equity instruments issued by the Group. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets acquired and liabilities assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total costs of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive income (loss). During the measurement period, which can be up to one year from the acquisition date, the Group may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Subsequent to the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any further adjustments are recorded in the consolidated statements of comprehensive income (loss).

3. Summary of significant accounting policies (Continued)

In a business combination achieved in stages, the Group re-measures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition date fair value and the re-measurement gain or loss, if any, is recognized in the consolidated statements of comprehensive income (loss).

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

3.37 Convertible redeemable non-controlling interests and convertible non-controlling interests

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

3.38 Commitments and contingencies

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

3. Summary of significant accounting policies (Continued)

3.39 Significant risks and uncertainties

Past cybersecurity review and apps takedown in China

On July 2, 2021, the Cybersecurity Review Office posted an announcement stating that the Group was subject to a cybersecurity review and that it required the Group to suspend new user registration in China during the review. On July 4 and July 9, 2021, the CAC posted announcements, which together stated that 26 of the apps that the Group operates in China violated PRC laws and regulations in collecting personal information. Pursuant to the PRC Cybersecurity Law, app stores were notified to take down these apps in China. An administrative fine of RMB8.026 billion was imposed for the violation of the Cybersecurity Law, Data Security Law and Personal Information Protection Law and was paid in the year ended December 31, 2022. On January 16, 2023, with the approval of the Cybersecurity Review Office, the Group resumed the registration of new users on DiDi Chuxing.

The Group fully cooperated with the PRC government authorities on the cybersecurity review and rectification measures. The Group conducted a series of rectification measures under the supervision of the PRC regulatory authorities. In addition, the Group has formulated an internal management mechanism for data security and storage, algorithm transparency and users’ right of free choice, so as to enhance employees’ attention to and awareness of these matters. Meanwhile, the Group has organized and conducted education and training programs for employees regarding such matters as information network security, data security and storage, and user personal information protection, and strengthened employees’ awareness of legal compliance with respect to the information network security and application. However, there are uncertainties with respect to whether the Group might become subject to new cybersecurity review in the future. If the Group is unable to complete the new review and any necessary rectification measures, the growth and the usage of the Group’s platform in China may decline, which could materially and adversely affect the Group’s business, financial condition, results of operations and prospects.

Concentration of customers and suppliers

There are no customers or suppliers from whom revenues or purchases individually represent greater than 10% of the total revenues or the total purchases of the Group for the years ended December 31, 2021, 2022 and 2023.

Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable, other receivables and time deposits. As of December 31, 2022 and 2023, substantially all of the Group’s cash and cash equivalents, restricted cash and time deposits were held by major financial institutions located in the Mainland of China and Hong Kong, which the management believes are of high credit quality. In addition, the Group held its cash and cash equivalents, restricted cash, and time deposits in different financial institutions and held no more than approximately 5% and 7% of its total assets at any single institution as of December 31, 2022 and 2023, respectively.

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

3. Summary of significant accounting policies (Continued)

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

The Group is also exposed to foreign currency risk because of its international operations, particularly in Brazil and Mexico. While the Group generally expects to use any cash from operations in the same country where the Group receives that cash, fluctuations in the exchange rate between the currency of that country and the Renminbi will be recorded as foreign currency translation adjustments in the Group’s consolidated statements of comprehensive income (loss).

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

Operation and compliance risk

On July 27, 2016, the Ministry of Transport, the Ministry of Industry and Information Technology, the Ministry of Public Security, the Ministry of Commerce, the State Administration for Market Regulation and the CAC jointly promulgated the Interim Measures for the Management of Online Ride Hailing Operation and Service (“Interim Measures”), which took effect on November 1, 2016 and was last amended on November 30, 2022, to regulate the business activities of online ride hailing services and to ensure the safety of passengers by establishing a regulatory system for the platforms, vehicles and drivers engaged in online ride hailing services. In accordance with the Interim Measures, the platform that conducts the online ride hailing services is subject to obtaining the necessary permit. The vehicles used for online ride hailing services must also obtain the transportation permit for vehicles, and the drivers engaged in online ride hailing services are required to meet certain requirements and pass the relevant exams.

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

In an effort to ensure compliance with applicable Interim Measures, the Group has continuously conducted the process to obtain the necessary licenses or permits in different cities to mitigate the relevant compliance risk.

3. Summary of significant accounting policies (Continued)

3.40 Recently adopted and issued accounting pronouncements

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

In November 2023, the FASB issued ASU 2023-07, Segment Reporting: Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which focuses on improving reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. A public entity shall disclose for each reportable segment the significant expense categories and amounts that are regularly provided to the CODM and included in reported segment profit or loss. ASU 2023-07 also requires public entities to provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. Entities are permitted to disclose more than one measure of a segment’s profit or loss if such measures are used by the CODM to allocate resources and assess performance, as long as at least one of those measures is determined in a way that is most consistent with the measurement principles used to measure the corresponding amounts in the consolidated financial statements. ASU 2023-07 is applied retrospectively to all periods presented in financial statements, unless it is impracticable. This update will be effective for the Group’s fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Group is currently in the process of evaluating the disclosure impact of adopting ASU 2023-07.

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires specific disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. This ASU will result in the required additional disclosures being included in the consolidated financial statements, once adopted. The Company is in the process of evaluating the impact of the new guidance and does not expect it to have a significant impact on its consolidated financial statements.

4. Financing transactions of certain subsidiaries

Chengxin

In March 2021, Chengxin, as the Group’s subsidiary, entered into a series of agreements (“Chengxin Agreements”) with external investors and the Group. Pursuant to Chengxin Agreements, Chengxin issued Preferred Shares to external investors and certain senior management of the Group and Chengxin also issued a zero-coupon seven-year convertible note due 2028 (“Convertible Note”) to the Group. Upon the completion of the transaction, the Group no longer held the controlling financial interest in Chengxin. Accordingly, Chengxin was deconsolidated from the Group after March 30, 2021 and a gain of RMB9,058,144 was recognized in the investment income (loss), net in the consolidated statement of comprehensive loss for the year ended December 31, 2021.

Given the Group had the ability to exercise significant influence over Chengxin, the Group elected to apply the FVO to the Group’s investments in ordinary shares. The Group also applies fair value accounting on the Convertible Note, thereby providing consistency of accounting treatment. The investments in ordinary shares and in Convertible Note (collectively, the “Investment in Chengxin”) are measured at fair value on a recurring basis with changes in fair value reflected in earnings.

For the year ended December 31, 2021, Chengxin experienced an adverse change in its operating and financial performance and challenges of obtaining additional financing, Chengxin revised its business plan to scale down significantly and undertake a strategic business model transition. Accordingly, the Group recognized the downward fair value changes of RMB21,259,814 in Investments in Chengxin. The fair value of the Group’s total investment in Chengxin was reduced to RMB686,124 at December 31, 2021.

Considering continuous adverse impact on Chengxin’s operating and financial performance in 2022, the shareholders of Chengxin decided not to continue to operate the community group buying business. Therefore, Chengxin’s shareholders and board resolved to distribute all of its available assets to its shareholders, in accordance with the distribution sequences outlined in Chengxin Agreements. As a shareholder of Chengxin, the Group received its share of Chengxin’s assets of RMB1,935,171 upon the completion of the distribution in July 2022. The difference of RMB1,172,541 between the distributions received and the investment balance at December 31, 2021 was recorded in investment income (loss), net in the consolidated statement of comprehensive loss in 2022.

Kargobot

In the third quarter of 2023, Guangzhou Kargobot Technology Co., Ltd. (“Kargobot”), the Group’s subsidiary engaged in autonomous trunk line freight business, entered into a series of agreements (“Kargobot Agreements”) with external investors and the Group. Pursuant to the Kargobot Agreements, Kargobot increased its registered share capital of RMB303 for a total consideration of RMB295,000 to external investors. Upon the completion of the transaction on September 28, 2023, the Group no longer held the controlling financial interests in Kargobot, therefore Kargobot was deconsolidated from the Group after September 28, 2023. Accordingly, a gain of RMB761,206 was recognized in the investment income (loss), net in the consolidated statement of comprehensive income (loss) for the year ended December 31, 2023, measured as the difference between the fair value of the Group’s investment in Kargobot’s shares as well as other debt investments in Kargobot in the total amount of RMB786,934, and the carrying amount of net assets of Kargobot in the amount of RMB25,728 as of September 28, 2023.

The fair value of the Group investment in Kargobot’s shares upon the closing of the deconsolidation of RMB528,709 was determined by the Group with assistance of a third-party appraiser, using option-pricing model (“OPM”) and back-solve method. Refer to Note 27 - Fair value measurement for the valuation approach and key inputs for the determination of the fair value of the Group’s Investment in Kargobot. In the fourth quarter of 2023, the Group entered into a supplemental agreement with Kargobot, pursuant to which the Group’s investment in Kargobot’s shares has a substantive redemption provision. Therefore, the Group’s investment in Kargobot’s shares are not in-substance ordinary shares and the Group measured its investment in Kargobot’s shares at fair value.

5. Sale of certain smart auto business

On August 27, 2023, the Group entered into a share purchase agreement (“SPA”) with XPeng Inc. (“XPeng”) to sell 100% of issued share capital of Xiaoju Smart Auto Co. Limited and its subsidiaries, in consideration of class A ordinary shares issued by XPeng. Xiaoju Smart Auto Co. Limited was the Group’s wholly owned subsidiary and was engaged in certain smart auto business.

The total consideration includes a) 58,164,217 XPeng Class A ordinary shares shall be issued on the date of the Initial Closing; b) 4,636,447 XPeng Class A ordinary shares shall be issued on the date of the start of production milestone is achieved; c) additional XPeng Class A ordinary shares up to 14,054,605 shall be issued on the applicable date, if the first earn-out period milestone is achieved; and d) additional XPeng Class A ordinary shares up to 14,276,521 shall be issued on the applicable date if the second earn-out period milestone is achieved.

On November 13, 2023 (the “Initial Closing”), the Group completed the sale and received 58,164,217 XPeng Class A ordinary shares. As a result, the Group’s 100% equity interest of Xiaoju Smart Auto Co. Limited was transferred to XPeng.

Upon the completion of the Initial Closing, the Group measured the total consideration, including the contingent considerations, at fair value. The fair value of the total consideration upon the Initial Closing was RMB3,540,849, and was determined by the Group with the assistance of a third-party appraiser. The fair value of the contingent considerations was determined using a scenario-based model. Subsequently, the Group measured the contingent considerations at fair value at each reporting period. Refer to Note 27 - Fair value measurement for the valuation approach and key inputs for the determination of the fair value of the contingent considerations.

The Group also simultaneously entered into a strategic cooperation agreement with XPeng pursuant to which the Group provides technology and marketing services to XPeng, within a pre-defined period. These services are considered separate performance obligations in this arrangement. A portion of the total consideration was deferred as contract liabilities at Initial Closing for the future obligation of providing technology and marketing services to XPeng. The fair value of the contract liabilities was determined by the Group with the assistance of a third-party appraiser, using income approach (Level 3).

The sale of certain smart auto business did not represent a strategic shift that would have had a major effect on the Group’s operations and financial results, and therefore does not qualify for reporting as a discontinued operation.

Upon the completion of the Initial Closing, a gain of RMB2,078,178 on the sale of certain smart auto business was recorded in investment income (loss), net in the consolidated statement of comprehensive income (loss) for the year ended December 31, 2023, measured as the difference between the fair value of the total consideration excluding the contract liabilities recognized for providing technology and marketing services to XPeng in the amount of RMB3,140,036 and the carrying value of the net assets of certain smart auto business in the total amount of RMB1,061,858 as of November 13, 2023.

6. Short-term and Long-term treasury investments

The following is a summary of treasury investments:

	As of December 31
	2022	2023
	RMB	RMB

Short-term treasury investments

Time deposits and other debt investments stated at amortized cost	16,965,708	19,163,581
Other debt investments under FVO	—	78,502
Subtotal	16,965,708	19,242,083

Long-term treasury investments

Time deposits and other debt investments stated at amortized cost	8,444,793	4,712,589
Other debt investments under FVO	1,755,009	3,180,310
Subtotal	10,199,802	7,892,899

7. Accounts and notes receivable, net

Accounts and notes receivable, net consist of the following:

	As of December 31
	2022	2023
	RMB	RMB

Accounts and notes receivable	2,944,355	4,011,265
Allowance for credit losses	(692,722)	(723,655)
Accounts and notes receivable, net	2,251,633	3,287,610

The movement of the allowances for credit losses is as follows:

	For the Year Ended December 31
	2021	2022	2023
	RMB	RMB	RMB

Balance at beginning of the year	(556,360)	(650,888)	(692,722)
Provision	(596,908)	(454,168)	(387,196)
Write-offs	502,380	412,334	356,263
Balance at end of the year	(650,888)	(692,722)	(723,655)

8. Prepayments, receivables and other current assets, net and other non-current assets, net

Prepayments, receivables and other current assets, net consist of the following:

	As of December 31
	2022	2023
	RMB	RMB

Loans receivable, net	5,338,627	8,679,730
Short-term debt investments	582,510	1,064,663
Deductible VAT-input	1,533,722	1,023,024
Rental deposits and other deposits, net	424,492	775,829
Advances to employees and others	684,095	715,138
Prepayments for promotion and advertising expenses and other operating expenses	593,199	398,450
Prepaid income tax	92,250	381,488
Contingent consideration assets	—	239,557
Others, net	865,194	975,396
Total	10,114,089	14,253,275

Loans receivable, net which primarily represent micro loans the Group offers to individual borrowers who are registered as riders, end users or drivers via the Group’s technology platforms, mainly with terms of three to twelve months, consists of the following:

	As of December 31
	2022	2023
	RMB	RMB

Loans receivable	5,798,839	9,829,675
Allowance for credit losses	(460,212)	(1,149,945)
Loans receivable, net	5,338,627	8,679,730

8. Prepayments, receivables and other current assets, net and other non-current assets, net (Continued)

The Group considers a loan receivable to be delinquent when a monthly payment is one day past due. Generally, loans receivable are impaired and placed on non accrual status upon reaching 30 days or 90 days past due. When a loan receivable is placed on non accrual status, the Group stops accruing interest and reverses all accrued but unpaid interest as of such date. Cash payment received on non accrual loans receivable would be first applied to any unpaid principal and late payment fees, if any, before recognizing interest income. The Group writes off the loans receivable against the related allowance when management determines that full repayment of a loan is not probable. Generally, write off occurs after the 30th or 180th day of delinquency. The primary factor in making such determination is the assessment of potential recoverable amounts from the delinquent debtor.

The movement of the allowances for credit losses is as follows:

	For the Year Ended December 31
	2021	2022	2023
	RMB	RMB	RMB

Balance at beginning of the year	(146,432)	(604,506)	(460,212)
Foreign currency translation adjustments	—	(3,979)	(25,373)
Provision	(557,129)	(523,863)	(1,609,671)
Write‑offs	99,055	672,136	945,311
Balance at end of the year	(604,506)	(460,212)	(1,149,945)

The aging analysis of loans receivable by due date as of December 31, 2022 and 2023 is as follows:

	Past Due
				91 Days
				or	Total Past
	1‑30 Days	31‑60 Days	61‑90 Days	Greater	Due	Current	Total
As of December 31, 2022	70,990	42,495	38,340	95,028	246,853	5,551,986	5,798,839
As of December 31, 2023	219,243	110,379	85,685	127,124	542,431	9,287,244	9,829,675

Other non-current assets, net consist of the following:

	As of December 31
	2022	2023
	RMB	RMB

Deductible VAT-input	864,319	1,116,686
Prepayments for property and equipment, long-term investments and other non‑current assets	823,634	409,469
Rental deposits and other deposits, net	153,240	160,189
Contingent consideration assets	—	10,811
Others, net	19,672	22,340
Total	1,860,865	1,719,495

9. Investment securities and other investments

The following is a summary of investment securities and other investments:

	As of December 31
	2022	2023
	RMB	RMB

Listed equity securities	6,725,766	8,573,605
Debt investments under fair value option	822,942	1,978,098
Equity investments accounted for using Measurement Alternative method	580,152	466,247
Debt investments stated at amortized cost	261,797	68,458
Total	8,390,657	11,086,408

The following table summarizes the listed equity securities and other investments under fair value option:

	As of December 31, 2022
		Cumulative	Cumulative	Foreign
		gross	gross	currency
		unrealized	unrealized	translation	Fair
	Cost	gains	losses	adjustments	Value
	RMB	RMB	RMB	RMB	RMB
Listed equity securities	7,561,289	—	(1,067,079)	231,556	6,725,766
— Investee A	600,000	—	(206,442)	—	393,558
— Investee B (i)	6,518,202	—	(648,302)	198,536	6,068,436
— Others	443,087	—	(212,335)	33,020	263,772
Debt investments under FVO	811,531	17,610	—	(6,199)	822,942
— Debt investments under fair value option	811,531	17,610	—	(6,199)	822,942
Total	8,372,820	17,610	(1,067,079)	225,357	7,548,708

	As of December 31, 2023
		Cumulative	Cumulative	Foreign
		gross	gross	currency
		unrealized	unrealized	translation	Fair
	Cost	gains	losses	adjustments	Value
	RMB	RMB	RMB	RMB	RMB
Listed equity securities	9,189,534	—	(852,415)	236,486	8,573,605
— Investee A	600,000	—	(215,227)	—	384,773
— Investee B (i)	4,729,687	—	(311,250)	290,853	4,709,290
—XPeng (ii)	3,268,546	—	(219,663)	(43,637)	3,005,246
— Others	591,301	—	(106,275)	(10,730)	474,296
Debt investments under FVO	1,940,665	31,206	—	6,227	1,978,098
— Investment in Kargobot’s shares	528,709	—	—	—	528,709
— Debt investments under fair value option	1,411,956	31,206	—	6,227	1,449,389
Total	11,130,199	31,206	(852,415)	242,713	10,551,703

(i) Investment in Investee B

As of December 31, 2022 and 2023, the fair value of the Investment in Investee B was RMB6,068,436 and RMB4,709,290, respectively. For the years ended December 31, 2022 and 2023, the Group disposed certain number of ordinary shares of Investee B, resulting in a realized gain with the amount of RMB5,998 and RMB113,882 recorded in investment income (loss), net, respectively.

9. Investment securities and other investments (Continued)

Given the change of quoted price of Investee B’s ordinary shares, the Group recognized an unrealized loss of RMB6,221,463 and an unrealized gain of RMB337,052 in investment income (loss), net for the years ended December 31, 2022 and 2023, respectively.

(ii) Investment in XPeng

On August 27, 2023, the Group entered into an SPA with XPeng to transfer 100% equity interest in certain smart auto business for consideration of XPeng’s Class A ordinary shares. Refer to Note 5 for the details of the sale of certain smart auto business. On November 13, 2023, 58,164,217 Class A ordinary shares were received by the Group. The investment in XPeng was recorded as investment securities and other investments, with the fair value determined based on the quoted price in the active market.

As of December 31, 2023, the fair value of the Investment in XPeng was RMB3,005,246. The Group recognized an unrealized loss of RMB219,663 in investment income (loss), net for the year ended December 31, 2023.

Debt investments under FVO, mainly include certain government bonds, investments of shares and convertible loan in Kargobot and are accounted for according to Note 3.13. For details about investments in Kargobot, please refer to Note 4.

The Group invested in multiple private companies which may have operational synergy with the Group’s core business. The Group’s equity investments without readily determinable fair value were accounted for using the Measurement Alternative method. Impairment charges in connection with the Measurement Alternative investments of nil, RMB18,540 and RMB127,834 were recorded in the consolidated statements of comprehensive income (loss) for the years ended December 31, 2021, 2022 and 2023, respectively, resulting from impairment assessments, considering various factors and events including adverse performance of investees, adverse industry conditions affecting investees, etc. The Group recognized a disposal gain of RMB2,493,381, nil and nil for the years ended December 31, 2021, 2022 and 2023, respectively.

The carrying values of debt investments stated at amortized cost approximate their fair value.

10. Equity method investments, net

The Group recorded proportionate share of losses of RMB211,559, and income of RMB95,505, RMB583,406 from equity investments accounted for using equity method for the years ended December 31, 2021, 2022 and 2023, respectively. The Group also recognized impairment losses of RMB264,292, RMB59,651 and RMB46,843 for the years ended December 31, 2021, 2022 and 2023, respectively. The Group records both proportionate share of losses or income and impairment losses of its equity method investments as income (loss) from equity method investments, net in the consolidated statements of comprehensive income (loss).

For the year ended December 31, 2023, the equity investments made under equity method were insignificant.

The Group summarizes the condensed financial information of the Group’s equity investments under equity method as a group below in accordance with Rule 4-08 of Regulation S-X:

	For the Year Ended December 31
	2021	2022	2023
	RMB	RMB	RMB
Results of operations:
Revenue	7,549,918	8,906,174	11,749,558
Gross profit (loss)	(4,257,022)	1,712,738	2,748,455
Income (loss) from operations	(16,489,595)	(1,248,914)	1,631,031
Net income (loss), net	1,999,569	(2,468,292)	1,393,547
Balance sheet data:
Current assets	54,810,598	52,797,753	53,386,574
Non‑current assets	17,656,885	14,891,760	23,584,221
Current liabilities	31,611,814	38,391,255	46,749,844
Non‑current liabilities	5,536,458	3,308,611	1,876,198
Convertible redeemable preferred shares and non‑controlling interests	7,160,924	—	—

The condensed financial information of the Group’s equity investments under equity method or under fair value option, for which the equity method otherwise would be required was summarized in the aggregate amount. As the Group’s shareholding interests in these investees vary among different equity method investees, which includes 3% to 5% interests in certain funds in the form of partnership, the Group recognized small proportionate share of gain or loss accordingly from these entities. In addition, the Group did not recognize the proportionate share of loss from Chengxin as the fair value option was selected for the equity investment of Chengxin before the completion of its distribution of the available assets to its shareholders in July 2022 (Note 4). As a result, the income (loss) from equity method investments, net in the consolidated statement of comprehensive income (loss) is not comparable with the above table.

11. Property and equipment, net

Property and equipment, net consist of the following:

	As of December 31
	2022	2023
	RMB	RMB

Bikes and e-bikes	9,966,031	8,255,615
Vehicles	3,022,763	1,923,551
Computers and equipment	4,145,016	4,302,574
Leasehold improvement	707,947	636,728
Construction in progress	170,785	286,326
Others	35,173	32,591
Total	18,047,715	15,437,385
Less: Accumulated depreciation	(10,305,649)	(9,850,875)
Less: Accumulated impairment loss	(2,023,742)	(1,256,338)
Property and equipment, net	5,718,324	4,330,172

Depreciation expenses recognized for the years ended December 31, 2021, 2022 and 2023 were RMB4,220,521, RMB3,511,825 and RMB3,245,369, respectively.

For the years ended December 31, 2021, 2022 and 2023, the impairment losses for property and equipment were RMB2,247,738, nil and RMB69,997, respectively. For the year ended December 31, 2021, the impairment charge of RMB2,164,409 on bikes and e-bikes was mainly caused by the adverse change in the operating and financial performance of the Group’s bike and e-bike sharing business during the third quarter of 2021.

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

The components of lease expenses for the years ended December 31, 2021, 2022 and 2023 are as follows:

	For the Year Ended December 31
	2021	2022	2023
	RMB	RMB	RMB

Operating lease cost	726,359	729,038	645,678
Short‑term lease cost	467,384	416,215	400,926
Variable lease cost	121,353	150,994	97,548
Total lease cost	1,315,096	1,296,247	1,144,152

12. Operating leases (Continued)

Supplemental cash flows information related to leases is as follows:

	For the Year Ended December 31
	2021	2022	2023
	RMB	RMB	RMB

Cash payments for operating leases	761,352	783,337	717,407
ROU assets obtained in exchange for operating lease liabilities	910,144	978,608	534,313

As of December 31, 2023, the Company’s operating leases had a weighted average remaining lease term of 2.84 years and a weighted average discount rate of 4.78%.

Maturities of lease liabilities are as follows:

As of December 31
2023
RMB

2024	455,979
2025	285,785
2026	174,686
2027	57,153
Thereafter	121,847
Total undiscounted lease payments	1,095,450
Less: imputed interest	(126,314)
Total lease liabilities	969,136

13. Intangible assets, net

The Group’s intangible assets, net consist of following:

	As of December 31
	2022	2023
	RMB	RMB
Finite‑lived intangible assets
Non‑compete agreements	7,183,773	7,183,773
Trademarks, patents, software and others	5,413,444	5,405,499
Customer lists	1,563,680	1,573,479
Driver lists	301,641	306,755
Total	14,462,538	14,469,506
Less: accumulated amortization	(12,846,495)	(13,835,413)
Less: accumulated impairment loss	(346,466)	(412,972)
Net book value	1,269,577	221,121
Indefinite‑lived intangible assets
Online payment license	398,085	398,085
Others	56,479	56,479
Total	454,564	454,564
Finite and indefinite‑lived intangible assets	1,724,141	675,685

13. Intangible assets, net (Continued)

For the years ended December 31, 2021, 2022 and 2023, amortization expenses amounted to RMB1,824,762, RMB1,631,280 and RMB1,003,282, respectively.

For the years ended December 31, 2021, 2022 and 2023, the impairment losses for intangible assets were RMB288,221, RMB17,736 and RMB80,800, respectively. For the year ended December 31, 2021, the impairment charge was recorded for the intangible assets generated from the acquisition of 99 Taxis. Refer to Note 14 Goodwill for further information.

As of December 31, 2023, amortization expenses related to finite-lived intangible assets for future periods are estimated to be as follows:

Amortization Expenses
RMB
2024	118,985
2025	37,685
2026	23,572
2027	15,671
Thereafter	25,208
Total expected amortization expenses	221,121

14. Goodwill

For the years ended December 31, 2021, 2022 and 2023, the changes in the carrying value of goodwill by segment are as follows:

	China		Other
	Mobility(i)	International(ii)	Initiatives	Total
	RMB	RMB	RMB	RMB
Balance as of January 1, 2021	46,283,879	2,746,589	93,704	49,124,172
Less: accumulated impairment loss	—	(2,492,826)	—	(2,492,826)
Foreign currency translation adjustments	—	(253,763)	—	(253,763)
Balance as of December 31, 2021	46,283,879	—	93,704	46,377,583
Balance as of December 31, 2022	46,283,879	—	93,704	46,377,583
Balance as of December 31, 2023	46,283,879	—	93,704	46,377,583
(i)	Considering similar economic characteristics shared among different components within China Mobility, the Group determined that China mobility is a single reporting unit in goodwill impairment analysis.

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

The Group performed qualitative impairment assessments for the goodwill in China Mobility and concluded that there was no impairment for the goodwill as of December 31, 2023.

(ii)

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

15. Borrowings

Short-term and long-term borrowings consist of the followings:

	As of December 31
	2022	2023
	RMB	RMB

Short‑term borrowings	4,940,310	7,682,190
Long‑term borrowings	149,925	1,044,421
Total	5,090,235	8,726,611

15. Borrowings (Continued)

Short-term borrowings

For the year ended December 31, 2023, the Group, through its subsidiaries, issued certain asset-backed securitized debts with maturities of one to three years, totaling RMB1,591,164 via certain securitization vehicles in the forms of asset backed security arrangement (the “ABSs”) established by the Group. As the Group has power to direct the activities that most significantly impact economic performance of the ABSs vehicle by providing the loan servicing and default loan collection services, the Group has consolidated the ABSs’ assets, liabilities, results of operations, and cash flows in the Group’s consolidated financial statements in accordance with ASC 810. Therefore, loans funded by the asset-backed securitized debts remain at the Group and are recorded as loans receivable, net in the Prepayments, receivables and other current assets, net disclosed in Note 8.

As of December 31, 2022 and 2023, the balance of the ABSs that will mature within one year amounted to nil and RMB618,000 respectively.

Other short-term borrowings were mainly RMB dominated borrowings by the Group’s subsidiaries from financial institutions in the PRC and were pledged by vehicles and short-term treasury investments or guaranteed by the subsidiaries of the Group. The weighted average interest rate for short-term borrowings as of December 31, 2022 and 2023 were approximately 3% and 3%, respectively.

Long-term borrowings

The Group entered into several borrowing agreements with credit facilities with banks and other financial institutions, which allowed the Group to draw borrowings up to RMB171,161 and RMB1,463,316 from these facilities as of December 31, 2022 and 2023. The borrowings of these facilities bear the applicable benchmark rate specified in the borrowing agreements plus 90 to 663 points. The borrowings were guaranteed by certain subsidiaries of the Group or pledged by loans receivable owned by the Group’s subsidiaries. The unused credit limits under these facilities was RMB1,271,352 as of December 31, 2023.

As described in the short-term borrowings, the Group issued asset-backed securitized debts via certain securitization vehicles in the forms of ABSs established by the Group. As of December 31, 2022 and 2023, the balance of the ABSs that will mature more than one year amounted to nil and RMB973,164 respectively.

The Group also entered into several borrowing agreements with certain banks and other financial institutions pursuant to which the outstanding borrowings balance was RMB39,212 and nil as of December 31, 2022 and 2023, respectively. These borrowings are guaranteed by certain subsidiaries of the Group or pledged by vehicles owned by the Group’s subsidiaries and bear interest at a range of 4%-7% per annum.

The Group’s short-term and long-term borrowings will be due according to the following schedule:

	As of December 31
	2022	2023
	RMB	RMB

Within 1 year	4,940,310	7,682,190
Between 1 to 2 years	142,625	838,000
Between 2 to 3 years	7,300	188,119
Between 3 to 4 years	—	18,302
Total	5,090,235	8,726,611

16. Accounts and notes payable

Accounts and notes payable consist of the following:

	As of December 31
	2022	2023
	RMB	RMB

Payables related to service fees and incentives to drivers	2,465,919	4,309,814
Payables related to driver management fees	155,279	193,165
Other accounts payable	248,848	60,616
Total	2,870,046	4,563,595

17. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of December 31
	2022	2023
	RMB	RMB

Payables to merchants and other partners	2,319,245	4,336,250
Employee compensation and welfare payables	1,821,969	2,410,332
Tax payables	1,127,818	1,658,525
Deposits	1,385,424	1,387,550
Payables related to market and promotion expenses	814,186	1,110,099
Payables related to service fees	803,267	704,110
Payables related to property and equipment	298,550	283,889
Payables and accruals for other costs and expenses	1,420,875	1,602,713
Others	1,158,587	1,256,662
Total	11,149,921	14,750,130

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

The Group operates in three operating segments: (i) China Mobility; (ii) International; (iii) Other Initiatives. The following summary describes the operations in each of the Group’s reportable segments:

●	China Mobility: China Mobility segment mainly comprises ride hailing, online taxi, chauffeur and other services in the PRC.
●	International: International segment includes ride hailing services, food delivery services and financial services offered in international markets.
●	Other Initiatives: Other Initiatives mainly consist of bike and e-bike sharing, certain energy and vehicle services, intra-city freight, autonomous driving, financial services in the PRC, etc.

18. Segment reporting (Continued)

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

The Group’s segment operating performance measure is segment Adjusted EBITA, which represents net income or loss before (a) certain non-cash expenses, consisting of share-based compensation expenses, amortization of intangible assets, and impairment of goodwill and intangible assets acquired from business combination, which are not reflective of the Group’s core operating performance, and (b) interest income, interest expenses, investment income (loss), net, impairment loss for equity investments accounted for using Measurement Alternative, income (loss) from equity method investments, net, other income (loss), net, and income tax benefits (expenses). The following table presents information about Adjusted EBITA and a reconciliation from the segment Adjusted EBITA to total consolidated loss from operations for the years ended December 31, 2021, 2022 and 2023:

	For the Year Ended December 31
	2021	2022	2023
	RMB	RMB	RMB
Revenues:
China Mobility	160,520,747	125,930,620	175,033,586
International	3,622,366	5,863,123	7,842,151
Other Initiatives	9,684,269	8,997,940	9,504,181
Total segment revenues	173,827,382	140,791,683	192,379,918
Adjusted EBITA:
China Mobility	6,129,122	(1,449,926)	5,308,384
International	(5,787,976)	(4,024,455)	(2,322,782)
Other Initiatives	(19,514,226)	(7,294,752)	(5,148,255)
Total Adjusted EBITA	(19,173,080)	(12,769,133)	(2,162,653)
Share‑based compensation expenses	(24,654,583)	(3,424,049)	(2,575,340)
Amortization of intangible assets(i)	(1,824,762)	(1,631,280)	(1,003,282)
Impairment of goodwill and intangible assets acquired from business combination (Note 14)	(2,789,321)	—	—
Total consolidated loss from operations	(48,441,746)	(17,824,462)	(5,741,275)
(i)	Amortization expenses in connection with business combinations were RMB1,799,508, RMB1,561,239 and RMB948,384 for the years ended December 31, 2021, 2022 and 2023, respectively.

18. Segment reporting (Continued)

The following table presents the total depreciation expenses of property and equipment by segment for the years ended December 31, 2021, 2022 and 2023:

	For the Year Ended December 31
	2021	2022	2023
	RMB	RMB	RMB

China Mobility	306,382	360,612	371,022
International	124,633	92,903	73,716
Other Initiatives	3,789,506	3,058,310	2,800,631
Total depreciation of property and equipment	4,220,521	3,511,825	3,245,369

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

PRC

The Company’s subsidiaries and VIEs in the PRC are governed by the Enterprise Income Tax Law (“EIT Law”), which became effective on January 1, 2008. Pursuant to the EIT Law and its implementation rules, enterprises in the PRC are generally subject to tax at a statutory rate of 25%. Certified High and New Technology Enterprises (“HNTE”) are entitled to a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. One of the Group’s subsidiaries is qualified for the HNTE certificate and enjoyed a reduced rate of 15% for the years presented, which will expire in 2025. Furthermore, HNTE can claim a super deduction for eligible research and development expenses, receiving a 175% super deduction from January 1, 2018 to September 30, 2022, and a 200% super deduction from October 1, 2022 onwards.

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

The dividend withholding tax was trivial , as the taxable outside basis differences noted as of the end of the periods presented were insignificant.

Brazil

The Group’s subsidiaries in Brazil are subject to 34% income tax rate, which comprises Brazilian Social Contribution tax and Brazilian Income Tax. Additionally, foreign enterprises, which have no establishment or place in Brazil but derive dividends, interest, rents, royalties and other income (including capital gains) from sources in Brazil or which have an establishment or place in Brazil but the aforementioned incomes are not connected with the establishment or place shall be subject to the Brazil withholding tax at the applicable rate.

Mexico

The income tax provision for Mexico entities were calculated at corporate income tax rates of 30% on the taxable income for the years presented, based on the existing legislation, interpretations and practices in respect thereof.

The Company’s subsidiaries incorporated in other jurisdictions were subject to income tax charges calculated according to the tax laws enacted or substantially enacted in the countries where they operate and generate income.

Income (loss) before income taxes consists of:

	For the Year Ended December 31
	2021	2022	2023
	RMB	RMB	RMB

Income (loss) from overseas entities	(7,665,988)	(17,271,251)	2,803,492
Loss from PRC entities	(41,502,270)	(6,507,345)	(2,178,681)
Income (loss) before income taxes	(49,168,258)	(23,778,596)	624,811

Income tax expenses consists of:

	For the Year Ended December 31
	2021	2022	2023
	RMB	RMB	RMB

Current income tax expenses	557,797	170,091	235,382
Deferred income tax benefits	(391,477)	(166,176)	(145,633)
Total income tax expenses	166,320	3,915	89,749

19. Income taxes (Continued)

Reconciliation of the differences between the PRC statutory tax rate and the Group’s effective tax rate is as below:

	For the Year Ended December 31
	2021	2022	2023
	RMB	RMB	RMB

PRC statutory tax rate	25.00%	25.00%	25.00%
Tax effect of preferential tax treatments	(0.38)%	(0.72)%	(25.30)%
Tax effect of permanent difference	(15.54)%	(2.06)%	130.17%
Effect on tax rates in different tax jurisdiction	(0.50)%	(12.15)%	(122.02)%
Changes in valuation allowance and others	(8.92)%	(10.09)%	6.51%
Effective tax rate	(0.34)%	(0.02)%	14.36%

The permanent differences mainly arose from share-based compensation expenses, super deduction for eligible research and development expenses, and non-taxable interest income etc. The effect on tax rate in different tax jurisdiction mainly arose from income or capital gain generated from the entities which are not subject to tax.

Significant components of the Group’s deferred tax balances are as follows:

	As of December 31
	2022	2023
	RMB	RMB
Deferred tax assets
Tax losses carryforwards	14,026,637	13,460,119
Advertising expenses in excess of deduct limit	3,093,464	3,022,509
Asset impairment and allowances for credit losses	1,303,029	1,021,295
Accrued expenses and others	1,513,483	1,342,747
Total deferred tax assets	19,936,613	18,846,670
Less: valuation allowance	(19,539,116)	(18,435,565)
Deferred tax assets, net	397,497	411,105
Deferred tax liabilities
Amortization expense of intangible assets	263,031	25,600
Depreciation expense of property and equipment, and others	204,943	271,539
Deferred tax liabilities	467,974	297,139

As of December 2023, the deferred tax asset, net, recognized from tax losses carryforwards was RMB58,128. The Group has tax losses in mainland China of RMB53,697,270 that will expire in one to ten years for deduction against future taxable profits:

As of December 31,
2023
RMB
Loss expiring in 2024	976,812
Loss expiring in 2025	4,060,806
Loss expiring in 2026	20,911,886
Loss expiring in 2027	11,498,246
Loss expiring in 2028 and thereafter	16,249,520
Total	53,697,270

19. Income taxes (Continued)

As of December 31, 2023, the accumulated tax losses carryforwards of subsidiaries incorporated in Brazil of RMB2,755,808 are allowed to be carried forward to offset against future taxable profits. The tax losses carryforwards in Brazil generally have no time limit.

The following table shows the movement of valuation allowance for the periods presented:

	For the Year Ended December 31
	2021	2022	2023
	RMB	RMB	RMB

Balance at beginning of the year	(8,019,931)	(13,065,611)	(19,539,116)
Change of valuation allowance	(5,045,680)	(6,473,505)	1,103,551
Balance at end of the year	(13,065,611)	(19,539,116)	(18,435,565)

The Group offsets deferred tax assets and liabilities pertaining to a particular tax-paying component of the Group within a particular jurisdiction.

	As of December 31
	2022	2023
	RMB	RMB

Classification in the consolidated balance sheets:
Deferred tax assets, net	289,191	279,464
Deferred tax liabilities	359,668	165,498

20. Share-based compensation

The table below presents a summary of the Group’s share-based compensation for the years ended December 31, 2021, 2022 and 2023:

	For the Year Ended December 31
	2021	2022	2023
	RMB	RMB	RMB

Operations and support	193,552	143,588	109,962
Sales and marketing	326,332	264,572	159,830
Research and development	2,258,705	1,183,306	907,812
General and administrative	21,875,994	1,832,583	1,397,736
Total share-based compensation expenses	24,654,583	3,424,049	2,575,340
Investment income (loss), net*	178,506	47,421	—
Total share-based compensation	24,833,089	3,471,470	2,575,340

*     The Company granted share-based awards under the 2017 Plan and 2021 Plan (as defined below) to the employees of an equity investee with no increase in the relative ownership percentage of the investee and no proportionate funding by other investors. Accordingly, the Group recognized the entire cost of the share-based awards as incurred, amounting to RMB178,506, RMB47,421 and nil in investment income (loss), net in the consolidated statements of comprehensive income (loss) for the years ended December 31, 2021, 2022 and 2023.

(a)	Share Incentive Plan

In December 2017, the Company adopted the Equity Incentive Plan (the “2017 Plan”), approved by the Board of Directors, which was subsequently amended. Share options, restricted shares and restricted share units (“RSUs”) under 2017 Plan may be granted to employees, directors and consultants of the Group and other related entities stipulated in the 2017 Plan. As of December 31, 2023, the maximum aggregate number of ordinary shares which may be issued pursuant to the 2017 Plan was 195,127,549 shares.

20. Share-based compensation (Continued)

In June 2021, the Company adopted the 2021 Share Incentive Plan (the “2021 Plan”), approved by the Board of Directors under which share options, restricted shares and RSUs may be granted to its employees, directors and consultants of the Group and other related entities stipulated in the 2021 Plan. As of December 31, 2023, the maximum aggregate number of ordinary shares which may be issued pursuant to the 2021 Plan was 116,906,908 shares.

Share-based awards granted under the 2017 Plan and the 2021 Plan had a contractual term of seven years from the stated grant date and are generally subject to a four-year vesting schedule as determined by the administrator of the plans. Depending on the nature and the purpose of the grant, share-based awards generally vest 15% upon the first anniversary of the vesting commencement date, and 25%, 25% and 35% in following years thereafter. In January 2022, the Company extended the contractual term for share options from seven years to ten years, effective from January 2022.

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

(b)Modification

For the year ended December 31, 2021, 1,020,551 existing share options were exchanged for 688,826 new options, with different exercise prices, leading to incremental costs of RMB5,678 on the respective modification dates. In January 2022, the Company extended the contractual term for share options from seven years to ten years as aforementioned, leading to incremental costs of RMB153,139 on the respective modification date. For the year ended December 31, 2023, 4,695,544 existing share options were exchanged for 3,217,476 new options, with different exercise prices, leading to incremental costs of RMB149,104 on the respective modification dates.

(c)Share Options

A summary of activities of the share options for the years ended December 31, 2021 and 2022 and 2023 is presented as follows:

			Weighted
		Weighted	Average		Weighted
		Average	Remaining	Aggregate	Average
	Number of	Exercise	Contractual	Intrinsic	Grant Date
	Options	Price	Life	Value	Fair Value
		US$	In Years	US$	US$
Outstanding as of January 1, 2021	46,798,243	6.04	3.74	1,686,640	26.16
Granted	88,434,809	0.0001823			47.47
Modification	(331,725)	0.0001823			47.71
Exercise of share options with shares issued to trusts	(68,616,887)	0.0001823		1,366,836	47.71
Exercise of share options	(9,640,697)	0.0001823		192,041	47.71
Forfeited/cancelled	(4,067,894)	2.44			41.29
Outstanding as of December 31, 2021	52,575,849	4.90	3.40	789,898	30.18
Granted	18,459,565	0.0001823			11.80
Exercise of share options	(2,749,909)	0.42		33,819	24.22
Forfeited/cancelled	(4,552,050)	1.00			36.86
Outstanding as of December 31, 2022	63,733,455	3.94	6.39	559,325	24.62
Granted	10,402,129	0.0001823			14.78
Modification	(1,478,068)	0.0001823			12.90
Exercise of share options	(717,256)	0.21		11,182	30.55
Forfeited/cancelled	(4,382,666)	0.07			26.03
Outstanding as of December 31, 2023	67,557,594	2.61	5.90	891,353	22.72
Exercisable as of December 31, 2023	39,360,380	4.47	4.16	445,842	25.18
Vested and Expected to Vest as of December 31,2023	61,407,795	2.87	5.63	794,187	23.32

20. Share-based compensation (Continued)

The Group uses the binomial option pricing model to determine the fair value of the share-based awards. The estimated fair value of each option granted is estimated on the date of grant using the binomial option-pricing model with the following assumptions:

	For the Year Ended December 31
	2021	2022	2023
Fair value of ordinary shares (US$)	30.32 – 65.60	7.34-19.92	12.00-15.20
Expected volatility	33.6% - 37.8%	35.27%-40.34%	41.36%-41.70%
Risk‑free interest rate (per annum)	0.94% - 1.26%	1.52%-3.83%	3.48%-4.59%
Expected dividend yield	0%	0%	0%
Expected term (in years)	7	10	10

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

(d) Restricted shares and RSUs

A summary of activities of restricted shares and RSUs for the years ended December 31, 2021, 2022 and 2023 is presented as follows:

			Weighted
		Weighted	Average
		Average	Remaining
	Number of	Grant Date	Contractual
	Shares	Fair Value	Life
		US$	In Years
Unvested at January 1, 2021	18,762,437	38.60	4.60
Granted	3,137,540	48.47
Vested	(64,990,673)	45.36
Exercise of share options with shares issued to trusts	68,616,887	47.71
Forfeited/cancelled	(2,248,496)	48.40
Unvested at December 31, 2021	23,277,695	41.21	5.28
Granted	1,714,158	12.47
Vested	(7,947,817)	34.14
Forfeited/cancelled	(2,446,370)	40.84
Unvested at December 31, 2022	14,597,666	40.97	7.47
Granted	899,005	13.51
Vested	(6,079,090)	39.30
Forfeited/cancelled	(957,307)	33.70
Unvested at December 31, 2023	8,460,274	41.42	7.14
Expected to vest at December 31, 2023	7,164,224	41.85	7.10

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

20. Share-based compensation (Continued)

The Group considered it is improbable that the IPO or deemed liquidation events would be satisfied until the event occurred. As a result, the share-based compensation expenses of RMB1,235,497 for these awards were not recognized until June 30, 2021, which was near the completion of the Group’s IPO by using the graded-vesting method.

As of December 31, 2023, there were RMB1,071,872 of unrecognized compensation expenses related to the share options expected to be recognized over a weighted average period of 2.35 years.

As of December 31, 2023, there were RMB434,602 of unrecognized compensation expenses related to restricted shares and RSUs, expected to be recognized over a weighted average period of 1.61 years.

(e) Voyager’s share-based awards

In the first quarter of 2021, Voyager Group Inc. (“Voyager”), a subsidiary of the Group, adopted 2020 Equity Incentive Plan (“Voyager Incentive Plan”) under which share options, restricted shares and RSUs may be granted to employees, directors and consultants of Voyager, its subsidiaries, the VIEs and VIEs’ subsidiaries and other related entities stipulated in the Voyager Incentive Plan. As of December 31, 2023, the maximum aggregate number of ordinary shares which could be issued pursuant to the Plan was 18,235,294 shares. The share-based compensation expenses of RMB221,178, RMB181,379 and RMB131,976 were recognized in the consolidated financial statements for the years ended December 31, 2021, 2022 and 2023.

Share-based awards granted under the Voyager Incentive Plan have a contractual term of seven years from the stated grant date and are generally subject to a four-year or five-year vesting schedule as determined by the administrator of the Voyager Incentive Plan. Depending on the nature, share-based awards generally vest 25% or 20% upon the first anniversary of the vesting commencement date, and 25% or 20% every year thereafter. Furthermore, certain share-based awards are both service and performance condition, where awards granted are only vested upon the occurrence of an IPO or deemed liquidation events by Voyager.

21. Convertible redeemable non-controlling interests and convertible non-controlling interests

Financing transaction of Soda Technology Inc.

Soda Technology Inc. (“Soda”), the Group’s subsidiary, primarily engages in bike and e-bike sharing business through its subsidiaries and VIE. For the years ended December 31, 2020 and 2021, Soda issued Series A preferred shares and B preferred shares (collectively as the “Soda Preferred Shares”) to external investors, including an entity controlled by Softbank (Note 25) and the Group with an aggregate cash consideration of US$1,264,000. As of December 31, 2023, the Group continued to hold the majority of total equity interests in Soda on a fully-diluted basis. Subsequently in February 2024, the Company repurchased all of Soda A-1 preferred shares held by the entity controlled by Softbank, with a total consideration of US$66,664 as determined by a pre-agreed pricing formula. The repurchase would not have any impact on the Group’s consolidated statements of comprehensive income (loss) for the year ending December 31, 2024.

Financing transaction of Voyager Group Inc.

Voyager, the Group’s subsidiary, primarily engages in the development and commercialization of autonomous vehicles through its subsidiaries and VIE. For the years ended December 31, 2020 and 2021, Voyager issued Series A preferred shares and Series B preferred shares (the “Voyager Preferred Shares”) to external investors, including an entity controlled by Softbank (Note 25) and the Group with an aggregate cash consideration of an aggregate amount of US$825,000. In the fourth quarter of 2023, Voyager entered into agreements with investors including the Group, pursuant to which Voyager shall issue Series C preferred shares to an external investor with a cash consideration of US$149,000. As of December 31, 2023, the Series C financing transaction was subject to certain requirements and had not been completed. As of December 31, 2023, the Group continued to hold the majority of total equity interests on a fully diluted basis.

21. Convertible redeemable non-controlling interests and convertible non-controlling interests (Continued)

Financing transaction of City Puzzle Holding Limited

City Puzzle Holdings Limited (“City Puzzle”), the Group’s subsidiary, primarily engages in providing intra-city freight services. For the year ended December 31, 2021, City Puzzle issued Series A and Series A+ preferred shares (collectively as the “City Puzzle Preferred Shares”) to external investors and the Group with an aggregate cash consideration of US$1,340,000. As of December 31, 2023, the Group continued to hold the majority of total equity interests on a fully diluted basis.

The Group determined that the Preferred Shares issued from the financing transactions aforementioned should be classified as mezzanine equity since they are contingently redeemable upon certain events. The convertible redeemable non-controlling interests and convertible non-controlling interests consist of the following:

	Convertible redeemable	Convertible non‑
	non‑controlling interests	controlling interests
	RMB	RMB
Balance as of January 1, 2021	3,345,265	99,851
Issuance of convertible redeemable non-controlling interests and convertible non-controlling interests, net of issuance costs	8,225,007	969,506
Accretion of convertible redeemable non-controlling interests to redemption value	687,617	—
Balance as of December 31, 2021	12,257,889	1,069,357
Accretion of convertible redeemable non-controlling interests to redemption value	898,649	—
Repurchase of convertible redeemable non-controlling interests	(145,962)	—
Balance as of December 31, 2022	13,010,576	1,069,357
Accretion of convertible redeemable non-controlling interests to redemption value	995,685	—
Balance as of December 31, 2023	14,006,261	1,069,357

For the year ended December 31 2022, the Group accounted for the difference between the repurchase price and the carrying value of the repurchased convertible redeemable non-controlling interests pursuant to ASC 810-10-45-21A through 45-24 and recorded the difference of RMB15,764 in additional paid-in capital.

22. Convertible preferred shares

Before the completion of the Company’s IPO, a series of convertible preferred shares issued by the Company were classified in the mezzanine equity of the consolidated balance sheets as they were considered as contingently redeemable upon a deemed liquidation event in accordance with ASC 480 10 S99 3A (f). In July 2021, upon the completion of the Company’s IPO, all the issued and outstanding preferred shares were automatically converted into ordinary shares based on pre-determined conversion prices.

The movement of convertible preferred shares for the years ended December 31, 2021, 2022 and 2023 is as follows:

Total
	number of	Total
	shares	amount
RMB
Balance as of January, 2021	816,245,752	189,838,979
Conversion of preferred shares to ordinary shares	(816,245,752)	(189,838,979)
Balance as of December 31, 2021	—	—
Balance as of December 31, 2022	—	—
Balance as of December 31, 2023	—	—

23. Ordinary shares

As of December 31, 2023, the authorized share capital of the Company is US$100,000 divided into 5,000,000,000 shares, comprising of (i) 4,000,000,000 Class A ordinary shares with a par value of US$0.00002 each, (ii) 500,000,000 Class B ordinary shares with a par value of US$0.00002 each, and (iii) 500,000,000 shares with a par value of US$0.00002 each of such class or classes (however designated) as the board of directors may determine in accordance with the post-offering memorandum and articles of association. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and is not convertible into Class B ordinary shares under any circumstances. Each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof.

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

As of December 31, 2022, 1,084,058,607 Class A Ordinary Shares and 112,895,380 Class B Ordinary Shares were issued and outstanding by the Company.

On November 11, 2023, the Company’s board of directors authorized a share repurchase program under which the Company may repurchase up to US$1 billion of its shares over the next 24 months. The share repurchases may be made from time to time through legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The Company’s board of directors will review the share repurchase program periodically, and may authorize adjustment to its terms and size.

The Company repurchased approximately 4.2 million ADSs, equals to 1.1 million Class A ordinary shares, from the open market with an aggregate purchase price of RMB112,666 (US$15,860) during the year ended December 31, 2023. These repurchased shares were recorded in the treasury stock account as they were not cancelled by the Company as of December 31, 2023.

During the year ended December 31, 2023, 19,778,967 Class B ordinary shares were converted to Class A ordinary shares. As of December 31, 2023, 1,104,888,353 Class A ordinary shares and 97,556,869 Class B ordinary shares were issued and outstanding by the Company.

24. Loss per share

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 for the years ended December 31, 2021, 2022 and 2023 as follows:

	For the Year Ended December 31
	2021	2022	2023
	RMB	RMB	RMB
Numerator:
Net income (loss) attributable to DiDi Global Inc.	(49,343,664)	(23,783,321)	493,512
Accretion of convertible redeemable non-controlling interests to redemption value	(687,617)	(898,649)	(995,685)
Net loss attributable to ordinary shareholders of DiDi Global Inc.	(50,031,281)	(24,681,970)	(502,173)
Denominator:
Weighted average number of Class A and Class B ordinary shares outstanding*	657,996,437	1,210,979,609	1,224,576,751
Net loss per share attributable to ordinary shareholders
— Basic	(76.04)	(20.38)	(0.41)
— Diluted	(76.04)	(20.38)	(0.41)
*	Vested restricted shares and RSUs and vested share options with minimal exercise price are considered outstanding in the computation of basic loss per share.

For the years ended December 31, 2021, 2022 and 2023, the Company had ordinary equivalent shares, including preferred shares, share options, restricted shares and RSUs granted. As the Group incurred loss for the years ended December 31, 2021, 2022 and 2023, these ordinary equivalent shares were antidilutive and excluded from the calculation of diluted loss per share of the Company. The weighted average numbers of preferred shares using the if converted method excluded from the calculation of diluted loss per share of the Company were 467,932,258 for the year ended December 31, 2021. The weighted average numbers of share options, restricted shares and RSUs granted using the treasury stock method excluded from the calculation of diluted loss per share of the Company were 34,268,859, 18,207,585 and 24,830,144 for the years ended December 31, 2021, 2022 and 2023, respectively.

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

The Group has commercial arrangements with Alibaba Group primarily related to ride hailing and enterprise solutions services within the China Mobility segment. The ride hailing and enterprise solutions services provided to Alibaba Group are conducted on an arm’s length basis compared with similar unrelated parties. All the revenues generated from Alibaba Group accounted for less than 0.2% of the Group’s total revenues for the years ended December 31, 2021, 2022 and 2023, respectively.

25. Related party transactions (Continued)

The Group also has commercial arrangement with Alibaba Group primarily related to cloud communication services and information technology platform services. The costs and expenses related to these services that were provided by Alibaba Group accounted for less than 0.3% of the Group’s total costs and expenses for the years ended December 31, 2021, 2022 and 2023, respectively.

●	Transactions with Tencent Group

The Group has commercial arrangements with Tencent Group primarily related to ride hailing and enterprise solutions services, online advertising services as well as licensing services. The services provided to Tencent Group are conducted on an arm’s length basis compared with similar unrelated parties. All the revenues generated from Tencent Group accounted for less than 0.5% of the Group’s total revenues for the years ended December 31, 2021, 2022 and 2023, respectively.

The Group also has commercial arrangements with Tencent Group primarily related to payment processing services, colocation services, cloud communication services as well as promotion services. The costs and expenses related to these services that were provided by Tencent Group accounted for less than 0.7% of the Group’s total costs and expenses for the years ended December 31, 2021, 2022 and 2023, respectively.

Amounts due from Alibaba Group and Tencent Group related to the above services were RMB45,162 and RMB81,496 as of December 31, 2022 and 2023, respectively.

Amounts due to the Alibaba Group and Tencent Group related to the above services were RMB198,102 and RMB263,646 as of December 31, 2022 and 2023, respectively.

In addition, the Group has made certain financing transactions together with Softbank. The agreements for Softbank’s investments in those financing transactions were disclosed in Note 21.

Transactions with Chengxin

Revenues generated from intra-city freight and ride hailing services provided to Chengxin were RMB277,350 for the year ended December 31, 2021 subsequent to Chengxin’s deconsolidation from the Group.

As described in Notes 4, Chengxin’s shareholders and board resolved to distribute all of its available assets to its shareholders, in accordance with the distribution sequences outlined in the Chengxin Agreements. As a shareholder of Chengxin, the Group received its share of Chengxin’s assets of RMB1,935,171 upon the completion of the distribution in July 2022. Prior to the distribution, the Group’s transactions with Chengxin were insignificant.

Transactions with other investees

Other than the transactions disclosed above or elsewhere in the consolidated financial statements, the Group has commercial arrangements with certain of its investees to provide or receive technical support and other services. The amounts relating to these services provided or received represented less than 0.2% of the Group’s revenues or total costs and expenses for the years ended December 31, 2021, 2022 and 2023, respectively. There are no other significant transactions with the Group’s investees.

26. Commitments and contingencies

a   Commitments

In the normal course of business, the Group has outstanding commitments on non-cancellable agreements which are expected to commence after December 31, 2023. These commitments contracted but not yet reflected in the consolidated financial statements as of December 31, 2023 are as follows:

		Less than			Over
	Total	1 Year	1-3 Years	3-5 Years	5 Years
Operating lease commitments	68,844	48,924	18,110	1,773	37
Commitments for promotion and other operating expenses	1,915,113	485,506	956,393	473,214	—

These operating leases will commence after December 31, 2023 with lease terms from 1 year to 6 years.

b.   Litigation and other contingencies

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. Based on currently available information, the Group has not recorded any material liabilities in this regard as of December 31, 2023. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future.

Starting in July 2021, the Company and certain of its officers and directors were named as defendants in several putative securities class actions filed in federal court and state court in the United States. These actions alleged, in sum and substance, that the registration statement and prospectus the Group prepared for its initial public offering contained material misstatements and omissions. Upon the issuance date of the consolidated financial statements for the year ended December 31, 2023, both the consolidated federal action and the state court action remain in their preliminary stages. The Group is currently unable to predict the timing, outcome or consequences of these actions, or estimate the possible loss or possible range of loss, if any, associated with the resolution of these lawsuits. The results from the lawsuits could have an adverse effect on the Group’s consolidated financial position, results of operations, or cash flows in the future.

After our initial public offering in the United States, the SEC contacted the Company and made inquiries in relation to the offering. The Company is cooperating with the investigation, subject to strict compliance with applicable PRC laws and regulations. The Group is currently unable to predict the timing, outcome or consequences of such an investigation.

27. Fair value measurement

Recurring

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market - based or independently sourced market parameters, such as interest rates and currency rates. Following is a description of the valuation techniques that the Company uses to measure the fair value of assets that the Group reports in its consolidated balance sheets at fair value on a recurring basis.

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy as of December 31, 2022 and 2023.

		Fair value measurement at reporting date using
		Quoted Prices
		in Active
		Markets for		Significant
		Identical	Significant Other	Unobservable
	December 31	Assets	Observable Inputs	Inputs
Items	2022	(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB
Structured notes under fair value option	1,755,009	—	1,755,009	—
Listed equity securities	6,725,766	6,725,766	—	—
Other investments under fair value option	1,386,741	—	1,386,741	—
Total	9,867,516	6,725,766	3,141,750	—

		Fair value measurement at reporting date using
		Quoted Prices
		in Active
		Markets for		Significant
		Identical	Significant Other	Unobservable
	December 31	Assets	Observable Inputs	Inputs
Items	2023	(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB
Structured notes under fair value option	3,179,829	—	3,179,829	—
Listed equity securities	8,573,605	8,573,605	—	—
Investment in Kargobot’s shares	528,709	—	—	528,709
Other investments under fair value option	2,459,081	—	1,877,076	582,005
Contingent consideration assets	250,368	—	—	250,368
Total	14,991,592	8,573,605	5,056,905	1,361,082

Treasury investments

As there are no quoted prices in active markets for the investment at the reporting date, the Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurement to estimate the fair value of structured notes and certain investments under fair value option recorded in treasury investments with variable interest rates indexed to the performance of underlying assets.

Investment in Kargobot’s shares

The Group determines the fair value of its investment in Kargobot’s shares with assistance of a third-party appraiser. The Group applies significant judgments in estimating fair values of Kargobot including selection of valuation methods and significant assumptions used in valuation. The fair value of the investment in Kargobot’s shares upon the deconsolidation and upon modification of certain rights of the Group was determined by referencing the most recent financing transaction, aforementioned in Note 4, used as an input to an OPM. Other key inputs to the OPM were discounts for lack of marketability (DLOM) relating to Kargobot’s shares with and without a substantive redemption provision ranging from 22% to 30%, volatility of 57% and time to liquidity of 7.0 years. The Group classifies the valuation techniques that use these inputs as Level 3 of fair value measurement.

27. Fair value measurement (Continued)

Other investments

The Group values its listed equity securities in active markets using quoted prices for the underlying securities, the Group classifies the valuation techniques that use these inputs as Level 1. The fair value of the Group’s investments in government bonds or convertible bonds is measured based on quoted market interest rates of similar instruments and other significant inputs derived from or corroborated by observable market data. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurement.

Contingent consideration assets

As described in Note 5, the Group will receive certain contingent considerations in the form of XPeng’s Class A ordinary shares if certain milestones are achieved in the sale of certain smart auto business. The Group measured the contingent considerations at fair value. When applying the scenario-based model, key assumptions involved include the estimated outcomes of the milestone in the earn-out periods in each scenario and the estimated probability of each scenario.

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

Non-recurring

The Group measures equity investments without readily determinable fair values at fair value on a nonrecurring basis when an impairment charge is to be recognized. As of December 31, 2022 and 2023, certain investments were measured using significant unobservable inputs (Level 3) and written down from their respective carrying values to fair values, considering the stage of development, the business plan, the financial condition, the sufficiency of funding and the operating performance of the investee companies, with impairment charges incurred and recorded in earnings. Refer to Note 9 - Investment securities and other investments and Note 10 - Equity method investments, net for the details of impairment charge, respectively.

The Group’s non-financial assets, such as intangible assets, goodwill and property and equipment, would be measured at fair value only if they were determined to be impaired. The Group reviews the long-lived assets and identifiable intangible assets other than goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition (Level 3). Refer to Note 11 - Property and equipment, net and Note 13 - Intangible assets, net for the details of impairment charges, respectively.

In accordance with the Group policy to perform an impairment assessment of its goodwill on an annual basis as of the balance sheet date or when facts and circumstances warrant a review, the Group performed an impairment assessment for the goodwill of each reporting unit annually. The Group concluded that no write down was warranted for the years ended December 31, 2022 and 2023. The valuation methodology used to estimate the fair value of goodwill is discussed in Note 14 - Goodwill for further information.

28. Restricted net assets

PRC laws and regulations permit payments of dividends by the Group’s subsidiaries incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Group’s subsidiaries incorporated in the PRC are required to annually appropriate 10% of their net income to the statutory reserve prior to payment of any dividends, unless the reserve has reached 50% of their respective registered capital. Furthermore, registered share capital and capital reserve accounts are also restricted from distribution. As a result of the restrictions described above and elsewhere under PRC laws and regulations, the Group’s subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Group in the form of dividends. Furthermore, cash transfers from the Company’s PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may temporarily delay the ability of the PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations. The restriction amounted to RMB15,727,478 as of December 31, 2023. Except for the above or disclosed elsewhere, there is no other restriction on the use of proceeds generated by the Group’s subsidiaries to satisfy any obligations of the Group.

The Group performed a test on the restricted net assets of its subsidiaries and VIEs in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the restricted net assets do not exceed 25% of the consolidated net assets of the Group as of December 31, 2023 and the condensed financial information of the parent company are not required to be presented.