Form 20-F
period 2024-12-31
DiDi Global Inc.
filed 2025-04-18
CIK 1764757

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024.

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

As of December 31, 2024, there were 1,176,622,622 ordinary shares outstanding, par value US$0.00002 per share, comprising 1,083,220,679 Class A ordinary shares (excluding 12,138,194 Class A Ordinary Shares repurchased by us and not yet cancelled or issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Share Incentive Plans) and 93,401,943 Class B ordinary shares.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐Yes ☐ No

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

●	“ADSs” refers to our American depositary shares, four of which represent one Class A ordinary share.
●	“China” or the “PRC” refers to the People’s Republic of China.
●	“Class A ordinary shares” refers to our Class A ordinary shares of par value US$0.00002 per share.
●	“Class B ordinary shares” refers to our Class B ordinary shares of par value US$0.00002 per share.
●	“Driver earnings” refers to the net portion of the transaction value that a driver retains.
●	“Driver incentives” refers to payments that we make to drivers, which are separate from and in addition to the driver earnings.
●	“GTV,” which stands for gross transaction value, refers to the total dollar value, including any applicable taxes, tolls and fees, of completed Transactions without any adjustment for consumer incentives or for earnings and incentives paid to drivers for mobility services, merchant or delivery partners for food delivery services, or service partners for other initiatives.
●	“Platform Sales” refers to GTV less all of the earnings and incentives paid to drivers and partners, tolls, fees, taxes and others.
●	“RMB” and “Renminbi” refers to the legal currency of China.
●	“Shares” or “ordinary shares” refers to our Class A and Class B ordinary shares, par value US$0.00002 per share.
●	“Transactions” refers to the number of completed rides for our China Mobility segment, completed rides or food deliveries for our International segment, and completed bike and e-bike sharing, energy and vehicle services, intra-city freight and financial services transactions for our Other Initiatives segment. Transactions are counted by the number of orders completed, so a carpooling ride with two paying consumers represents two transactions, even if both consumers start and end their ride at the same place, whereas two passengers on the same ride transaction order count as one transaction.
●	“VIEs” refers to variable interest entities, and “the VIEs” or “the variable interest entities” refers to the variable interest entities whose financial results have been consolidated into our consolidated financial statements based solely on contractual arrangements in accordance with IFRS, including the principal variable interest entity, namely Beijing Xiaoju Science and Technology Co., Ltd. All of the VIEs are domestic PRC companies in which we do not have any equity ownership but whose financial results have been consolidated into our consolidated financial statements based solely on contractual arrangements in accordance with IFRS.
●	“We,” “us,” “our company” and “our” refers to DiDi Global Inc., our Cayman Islands holding company and its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIEs and their subsidiaries.

Our reporting currency is the Renminbi. This annual report also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at RMB7.2993 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2024. We make no representation that the Renminbi or U.S. dollars amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

Our consolidated financial statements in this annual report have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. The term “IFRS” also includes International Accounting Standards and the related interpretations of the Standing Interpretations Committee and IFRS Interpretations Committee. As such, we make an explicit and unreserved statement of compliance with IFRS, as issued by the IASB, with respect to our consolidated financial statements as of January 1, 2022, December 31, 2022, 2023 and 2024 and for the fiscal years ended December 31, 2022, 2023 and 2024 included in this annual report.

The consolidated financial statements included in this annual report are our first annual consolidated financial statements prepared in accordance with IFRS. In preparing these financial statements, the opening statement of financial position as of January 1, 2022, which is the date of transition to IFRS, and the comparative financial statements as of and for the fiscal years ended December 31, 2022 and 2023 have been prepared in accordance with IFRS. In addition to the consolidated financial statements included in this annual report, other disclosure in this annual report has also been updated to correspond to the transition to IFRS.

The consolidated financial statements included in our annual reports on Form 20-F previously filed with the U.S. Securities and Exchange Commission, or the SEC, were prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, and the most recent annual consolidated financial statements prepared in accordance with U.S. GAAP are those as of and for the fiscal year ended December 31, 2023. IFRS differs in certain respects from U.S. GAAP. An explanation of how the transition to IFRS has affected our consolidated financial statements is provided in note 40 to our consolidated financial statements.

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

Risks Relating to Our Business

●	If we are unable to attract or retain consumers, our platform will become less appealing to drivers and businesses, and our business and financial results may be materially and adversely impacted.
●	If we are unable to attract or retain drivers, our platform will become less appealing to consumers, and our business and financial results may be materially and adversely impacted.
●	We are subject to laws, regulations and regulatory policies that are being continuously amended and improved, and the interpretation and implementation of newly established policies may remain uncertain, which could have an adverse impact on our business and future prospects.
●	If we or drivers or vehicles on our platform fail to obtain and maintain the licenses, permits or approvals required by the jurisdictions where we operate, our business, financial condition and results of operations may be materially and adversely impacted.
●	New cybersecurity and data security measures and regulations could impose further compliance requirements on our business, cause us to incur new expenses for compliance, or expose us to new legal risks in the event we fail to comply with these regulatory requirements.
●	If we fail to ensure the safety of consumers and drivers, our business, results of operations and financial condition could be materially and adversely affected.

●	Maintaining and enhancing our brand and reputation is critical to our business prospects. We have been subject to negative publicity at various times, and failure to maintain our brand and reputation will cause our business to suffer.
●	We have incurred significant losses from our operations since inception, and we may not achieve or maintain operating profit.
●	Our relatively limited operating history and our evolving business make it difficult to evaluate our future prospects and the risks and challenges we may encounter.
●	Adverse litigation judgments or settlements resulting from legal proceedings or investigations in which we may be involved could expose us to monetary damages or limit our ability to operate our business.

Risks Relating to Our Corporate Structure

●	We are a Cayman Islands holding company with no equity ownership in the VIEs and we conduct our operations in China primarily through (i) our subsidiaries in China, (ii) the VIEs with which we have contractual arrangements, and (iii) the subsidiaries of the VIEs. Investors thus are not purchasing direct equity interests in our operating entities in China but instead are purchasing equity interests in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries, the VIEs and their subsidiaries, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to the risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.”
●	If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations governing the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or need to relinquish our interests in those operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations governing the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or need to relinquish our interests in those operations” on page 43.
●	The DiDi Partnership and its related arrangements will impact your ability to appoint executive directors and nominate certain executive officers of the company. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The DiDi Partnership and its related arrangements will impact your ability to appoint executive directors and nominate certain executive officers of the company” on page 44.
●	The interests of the DiDi Partnership may conflict with your interests on certain matters and you may be disadvantaged. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The interests of the DiDi Partnership may conflict with your interests on certain matters and you may be disadvantaged” on page 44.
●	The contractual arrangements with the VIEs and their shareholders may not be as effective as direct ownership in providing operational control. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The contractual arrangements with the VIEs and their shareholders may not be as effective as direct ownership in providing operational control” on page 45.
●	Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business” on page 45.
●	The shareholders of the VIEs may have actual or potential conflicts of interest with us, which may adversely affect our business and financial condition. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The shareholders of the VIEs may have actual or potential conflicts of interest with us, which may adversely affect our business and financial condition” on page 46.

Risks Relating to Doing Business in China

●	Changes and developments in China’s economy, social conditions or government policies could have a material adverse effect on our business, financial conditions and results of operations. See “Item 3. Key Information—D. Risk Factors— Risks Relating to Doing Business in China—Changes and developments in China’s economy, social conditions or government policies could have a material adverse effect on our business, financial conditions and results of operations” on page 48.
●	Claims and/or regulatory actions against us related to anti-monopoly and/or other aspects of our business may result in our being subject to fines, constraints on or modification of our business practice, damage to our reputation, and material adverse impact on our financial condition, results of operations and prospects. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Claims and/or regulatory actions against us related to anti-monopoly and/or other aspects of our business may result in our being subject to fines, constraints on or modification of our business practice, damage to our reputation, and material adverse impact on our financial condition, results of operations and prospects” on page 48.
●	Uncertainties associated with change in or development of PRC legal system could adversely affect us. The PRC governmental authorities may continue to promulgate new rules and regulations or amend existing rules and regulations that could affect our business operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties associated with change in or development of PRC legal system could adversely affect us” on page 51.
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” on page 51.
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. A prohibition on trading, or the threat of a prohibition on trading, may materially and adversely affect the value of your investment. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. A prohibition on trading, or the threat of a prohibition on trading, may materially and adversely affect the value of your investment” on page 51.
●	The PRC government has jurisdiction over our business operations and may exercise discretion pursuant to PRC laws and regulations. The PRC government may intervene or influence our operations by taking regulatory actions if we fail to comply with applicable PRC laws, regulations or regulatory requirements, and our operations may be materially affected by such regulatory actions, and if such regulatory actions are taken to exert oversight over offerings conducted overseas and/or foreign investment in China-based issuers, our operations and the value of our securities may be materially affected. In the event that we fail to comply with any PRC legal and regulatory requirement in relation to overseas securities issuance or foreign investment, our ability to offer securities to investors could be significantly limited or completely hindered and the value of such securities could significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may be required to obtain approval or subject to filing or other requirements from the CSRC or other PRC governmental authorities for any future listing or other financing activities” on page 59 and “—The PRC government has jurisdiction over our business operations and may exercise discretion pursuant to PRC laws and regulations. If we fail to comply with applicable PRC laws, regulations or regulatory requirements, our operations and the value of our securities may be materially affected” on page 50.

●	We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business. To the extent cash or assets in our business are held in the PRC or by a PRC entity, the funds or assets may not be available to fund operations or for other use outside of the PRC due to the imposition of restrictions and limitations by the PRC government. Although currently there are no equivalent or similar limitations in Hong Kong on cash transfers to or from our Hong Kong entities (including currency conversion), if certain limitations in the PRC were to become applicable to cash transfers to or from Hong Kong entities (including currency conversion) in the future, the funds in our Hong Kong entities, likewise, may not be available to meet our currency demand. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” on page 52.
●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this annual report based on foreign laws. All of our directors and senior executive officers reside within China for at least a significant portion of the time, and it will be more difficult to enforce liabilities and enforce judgments on those individuals. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our ADSs—You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this annual report based on foreign laws” on page 63.

Risks Relating to Our ADSs

●	The delisting of our ADSs from NYSE may continue to have a material adverse effect on the trading and price of our ADSs, and we cannot assure you that our ADSs will be relisted on any other internationally recognized stock exchange, or that if they are ever relisted, they will remain listed.
●	The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

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

Part I

Item 1.Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.Offer Statistics and Expected Timetable

Not applicable.

Item 3.Key Information

Our Holding Company Structure and Contractual Arrangements with the VIEs

DiDi Global Inc. is not an operating company in China but a Cayman Islands holding company with no equity ownership in the VIEs. We conduct our operations in China through (i) our PRC subsidiaries, (ii) the VIEs, with which we have contractual arrangements, and (iii) the subsidiaries of the VIEs. This holding company structure involves unique risks to investors. See “Item 3. Key Information—D. Risk Factors—Risks Relating to our Corporate Structure” for more details. PRC laws and regulations impose restrictions on foreign ownership and investment in certain internet-based businesses. Accordingly, we operate these businesses in China through the VIEs and their subsidiaries, and rely on contractual arrangements between our PRC subsidiary, the VIEs and their respective shareholders to direct activities of the VIEs and their subsidiaries that most significantly impact their economic performance and receive economic benefits from them that could potentially be significant to them. Revenues contributed by the VIEs and their subsidiaries accounted for 92.9%, 92.5% and 91.6% of our total revenues for 2022, 2023 and 2024, respectively. As used in this annual report, “we,” “us,” “our company” and “our” refer to DiDi Global Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIEs in China and their subsidiaries, including but not limited to Beijing Xiaoju Science and Technology Co., Ltd., or Xiaoju Technology, a limited liability company incorporated under the laws of the PRC, which holds our subsidiaries operating our mobility services in China. Xiaoju Technology and its affiliates hold VATS Licenses in various subcategories, including the VATS Licenses for internet content provider (ICP) services, internet data center services, online data and transaction processing services, domestic multi-party communications services and domestic call center services, as well as online ride hailing operation permits for certain cities. See “—Permissions Required from the PRC Authorities for Our Securities Offerings and Operations” for more detail on the licenses they hold. Investors in our ADSs are not purchasing equity interests in the VIEs in China but instead are purchasing equity interests in a holding company incorporated in the Cayman Islands. All of the VIEs are domestic PRC companies in which we do not have any equity ownership but whose financial results have been consolidated into our consolidated financial statements based solely on contractual arrangements in accordance with IFRS.

A series of contractual agreements, including powers of attorney, exclusive option agreements, exclusive business cooperation agreements, equity pledge agreements and spousal consent letters, have been entered into by and between our PRC subsidiaries, the VIEs and their respective shareholders. As a result of the contractual arrangements, we (i) have the power to direct activities of the VIEs that most significantly impact their economic performance, (ii) have exposure or rights to variable returns from our involvement with the VIEs, and have the ability to use our power over the VIEs to affect the amount of returns. Accordingly, the VIEs are accounted for as consolidated structured entities of DiDi Global Inc.. As such, DiDi Global Inc. has consolidated the financial results of the VIEs in its consolidated financial statements under IFRS. Neither DiDi Global Inc. nor any subsidiaries or investors of DiDi Global Inc. have an equity ownership (including foreign direct investment) in the VIEs, or control of the VIEs, through any form of equity ownership, and the contractual arrangements are not equivalent to an equity ownership in the business of the VIEs. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Variable Interest Entities.”

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

The following diagram illustrates our corporate structure as of the date of this annual report, including our principal subsidiaries, the principal variable interest entity, and other entities:

(1)	Mr. Will Wei Cheng, Mr. Gang Wang, Mr. Bob Bo Zhang, Mr. Rui Wu and Mr. Ting Chen each hold 49.19%, 48.23%, 1.55%, 0.72% and 0.31% of the equity interests in Xiaoju Technology, respectively. Mr. Cheng is our founder, the chairman of our board of directors and our chief executive officer, Mr. Gang Wang is a shareholder of our company, Mr. Bob Bo Zhang is the chief executive officer of Voyager Group Inc., Mr. Rui Wu is our vice president of risk control and compliance, and Mr. Ting Chen is the general manager of a subsidiary of our company.

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

Given the uncertainties of interpretation and implementation of laws and regulations and the enforcement practice of government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. If we, our PRC subsidiaries or the VIEs or their subsidiaries do not receive or maintain any necessary permissions or approvals from PRC authorities to operate their business or offer securities, or inadvertently conclude that such permissions or approvals are not required, or if applicable laws, regulations, or interpretations change in the future and we, our PRC subsidiaries or the VIEs or their subsidiaries are therefore required to obtain such permissions or approvals in the future, we cannot assure you that the necessary permissions or approvals will be obtained or renewed in a timely manner. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of the required licenses. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If we or drivers or vehicles on our platform fail to obtain and maintain the licenses, permits or approvals required by the jurisdictions where we operate, our business, financial condition and results of operations may be materially and adversely impacted,” “Item 3. Key Information—D. Risk Factors— Risks Relating to Our Business and Industry—Our business is subject to extensive government regulation and oversight relating to the provision of payment and financial services” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties associated with change in or development of PRC legal system could adversely affect us.”

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

Under PRC law, DiDi Global Inc. may provide funding to its PRC subsidiaries only through capital contributions or loans, and to the VIEs only through loans, subject to satisfaction of government registration and approval requirements. We have comprehensive cash management policies in place with respect to transfers of funds through our organization. Our management regularly monitors the liquidity position and funding requirements of our subsidiaries and the VIEs. When funding is required by our subsidiaries or the VIEs, a thorough assessment is performed on the purpose, amount and form of the funding, either through capital contributions or loans. All necessary internal approvals must be obtained prior to any transfer of funds through our organization. All such transfers are reviewed and approved by the authorities where required, including SAFE. Our cash management policies also govern the management of any funds that are not in the process of being transferred. Such funds are retained by DiDi Global Inc. or its subsidiaries outside of China mainly in the form of cash and cash equivalents and highly liquid short-term investments. For the years ended December 31, 2022, 2023 and 2024, DiDi Global Inc. had provided loans of RMB6.6 billion, RMB38.3 billion and RMB19.7 billion (US$2.7 billion), respectively, to its subsidiaries, and collected loans of RMB14.7 billion, RMB35.9 billion and RMB23.9 billion (US$3.3 billion), respectively, from its subsidiaries. For the years ended December 31, 2022, 2023 and 2024, DiDi Global Inc. provided capital contributions of RMB91.0 million, nil and RMB1.3 billion (US$0.2 billion), respectively, to its subsidiaries. For more information relating to fund flows through our organization, see cash flow information disclosed in “Item 3. Key Information—Financial Information Related to the VIEs.” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information.”

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

Tax calculation (1)
Hypothetical pre-tax earnings(2)	100%
Tax on earnings at statutory rate of 25%(3)	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%(4)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount is assumed to equal taxable income in China.
(2)	Under the terms of the VIE agreements, our PRC subsidiaries may charge the VIEs for services provided to VIEs. These service fees shall be recognized as expenses of the VIEs, with a corresponding amount as service income by our PRC subsidiaries and eliminate in consolidation. For income tax purposes, our PRC subsidiaries and the VIEs file income tax returns on a separate company basis. The service fees paid are recognized as a tax deduction by the VIEs and as income by our PRC subsidiaries and are tax neutral.
(3)	Some of our consolidated entities are entitled to a favorable statutory tax rate of 15% because of their qualification as High and New Technology Enterprises. However, such rate subject to qualification is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.
(4)	The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the foreign invested enterprise’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

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

Financial Information Related to the VIEs

The following tables present the condensed consolidating schedule of financial information of DiDi Global Inc., its wholly owned subsidiaries that are considered the primary beneficiaries of the VIEs, its other subsidiaries, and the VIEs and their subsidiaries for the periods or as of the dates presented.

Selected Condensed Consolidated Income Statements Information

	For the Year Ended December 31, 2024
	DiDi		Primary	VIEs and
	Global	Other	Beneficiaries	VIEs’	Eliminating	Consolidated
	Inc.	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	(RMB in millions)
Inter-company revenues(1)	—	1,015	25,134	3,167	(29,316)	—
Third-party revenues	—	17,077	245	189,477	—	206,799
Total revenues	—	18,092	25,379	192,644	(29,316)	206,799
Inter-company costs and expenses(1)	—	(2,620)	(4,708)	(21,988)	29,316	—
Third-party costs and expenses	(138)	(17,425)	(17,155)	(170,310)	—	(205,028)
Other operating income (loss), net	2	53	(13)	129	—	171
Operating profit (loss)	(136)	(1,900)	3,503	475	—	1,942
Income (loss) from non-operations	(430)	(412)	35	(194)	314	(687)
Share of income of subsidiaries and VIEs(2)	1,824	3,954	546	—	(6,324)	—
Profit before income tax	1,258	1,642	4,084	281	(6,010)	1,255
Income tax benefit (expense)	—	(115)	(130)	265	—	20
Profit for the year	1,258	1,527	3,954	546	(6,010)	1,275
Less: Profit attributable to non-controlling interest shareholders	—	17	—	—	—	17
Profit attributable to DiDi Global Inc.	1,258	1,510	3,954	546	(6,010)	1,258

	For the Year Ended December 31, 2023
	DiDi		Primary	VIEs and
	Global	Other	Beneficiaries	VIEs’	Eliminating	Consolidated
	Inc.	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	(RMB in millions)
Inter-company revenues(1)	—	984	23,006	3,922	(27,912)	—
Third-party revenues	—	13,869	507	178,004	—	192,380
Total revenues	—	14,853	23,513	181,926	(27,912)	192,380
Inter-company costs and expenses(1)	—	(6,287)	(4,262)	(17,363)	27,912	—
Third-party costs and expenses	(80)	(14,920)	(19,053)	(164,014)	—	(198,067)
Other operating income, net	2,078	16	752	3	—	2,849
Operating profit (loss)	1,998	(6,338)	950	552	—	(2,838)
Income (loss) from non-operations	1,339	(3,760)	16	592	(12)	(1,825)
Share of income (loss) of subsidiaries and VIEs(2)	(8,130)	1,948	1,080	—	5,102	—
Profit (loss) before income tax	(4,793)	(8,150)	2,046	1,144	5,090	(4,663)
Income tax benefit (expense)	—	73	(98)	(64)	—	(89)
Profit (loss) for the year	(4,793)	(8,077)	1,948	1,080	5,090	(4,752)
Less: Profit attributable to non-controlling interest shareholders	—	41	—	—	—	41
Profit (loss) attributable to DiDi Global Inc.	(4,793)	(8,118)	1,948	1,080	5,090	(4,793)

	For the Year Ended December 31, 2022
	DiDi		Primary	VIEs and
	Global	Other	Beneficiaries	VIEs’	Eliminating	Consolidated
	Inc.	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	(RMB in millions)
Inter-company revenues(1)	—	1,022	16,696	1,495	(19,213)	—
Third-party revenues	—	9,149	900	130,743	—	140,792
Total revenues	—	10,171	17,596	132,238	(19,213)	140,792
Inter-company costs and expenses(1)	—	(684)	(2,152)	(16,377)	19,213	—
Third-party costs and expenses	(8,276)	(15,410)	(18,127)	(116,754)	—	(158,567)
Other operating income, net	—	29	28	16	—	73
Operating loss	(8,276)	(5,894)	(2,655)	(877)	—	(17,702)
Income (loss) from non-operations	(2,209)	7,308	48	624	192	5,963
Share of loss of subsidiaries and VIEs(2)	(1,235)	(2,990)	(338)	—	4,563	—
Loss before income tax	(11,720)	(1,576)	(2,945)	(253)	4,755	(11,739)
Income tax benefit (expense)	—	126	(45)	(85)	—	(4)
Loss for the year	(11,720)	(1,450)	(2,990)	(338)	4,755	(11,743)
Less: Loss attributable to non-controlling interest shareholders	—	(23)	—	—	—	(23)
Loss attributable to DiDi Global Inc.	(11,720)	(1,427)	(2,990)	(338)	4,755	(11,720)

Selected Condensed Consolidated Statements of Financial Position Information

	As of December 31, 2024
	DiDi		Primary	VIEs and
	Global	Other	Beneficiaries	VIEs’	Eliminating	Consolidated
	Inc.	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	(RMB in millions)
ASSETS
Property and equipment	—	3,135	1,907	163	—	5,205
Goodwill	—	46,284	—	—	—	46,284
Intangible assets	—	187	96	422	—	705
Treasury investments	—	35,566	1,654	3,808	—	41,028
Investments accounted for using the equity method	—	1,110	176	2,480	—	3,766
Other financial investments measured at fair value through profit or loss	—	1,523	854	1,225	—	3,602
Other financial investments measured at fair value through other comprehensive income	2,668	2,461	—	496	—	5,625
Accounts receivable	—	1,038	137	2,318	—	3,493
Amounts due from group companies(2)	100,526	39,170	16,179	31,468	(187,343)	—
Restricted cash	—	184	—	1,559	—	1,743
Cash and cash equivalents	176	7,206	1,192	3,981	—	12,555
Other assets	33	8,494	3,169	8,191	—	19,887
Total assets	103,403	146,358	25,364	56,111	(187,343)	143,893
EQUITY
Total DiDi Global Inc. shareholders’ equity (deficit)	98,584	(40,366)	(8,834)	(22,136)	71,336	98,584
Non-controlling interests	—	118	—	—	—	118
Total shareholders’ equity (deficit)	98,584	(40,248)	(8,834)	(22,136)	71,336	98,702
LIABILITIES
Borrowings	—	3,100	4,943	3,441	—	11,484
Lease liabilities	—	516	555	103	—	1,174
Preferred shares issued by subsidiaries	—	17,985	—	—	(7,024)	10,961
Accounts and notes payable	—	78	27	4,373	—	4,478
Amounts due to group companies(2)	4,330	159,157	24,991	63,177	(251,655)	—
Other liabilities	489	5,770	3,682	7,153	—	17,094
Total liabilities	4,819	186,606	34,198	78,247	(258,679)	45,191
Total equity and liabilities	103,403	146,358	25,364	56,111	(187,343)	143,893

	As of December 31, 2023
	DiDi		Primary	VIEs and
	Global	Other	Beneficiaries	VIEs’	Eliminating	Consolidated
	Inc.	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	(RMB in millions)
ASSETS
Property and equipment	—	2,571	1,458	284	—	4,313
Goodwill	—	46,284	—	—	—	46,284
Intangible assets	—	19	207	450	—	676
Treasury investments	—	24,498	—	2,637	—	27,135
Investments accounted for using the equity method	—	1,079	—	2,477	—	3,556
Other financial investments measured at fair value through profit or loss	—	1,090	710	1,087	—	2,887
Other financial investments measured at fair value through other comprehensive income	3,220	5,990	—	415	—	9,625
Accounts receivable	—	1,153	191	2,091	—	3,435
Amounts due from group companies(2)	100,488	38,461	14,028	25,637	(178,614)	—
Restricted cash	—	21	1	1,138	—	1,160
Cash and cash equivalents	131	10,828	1,717	14,632	—	27,308
Other assets	438	11,514	1,784	3,964	—	17,700
Total assets	104,277	143,508	20,096	54,812	(178,614)	144,079
EQUITY
Total DiDi Global Inc. shareholders’ equity (deficit)	99,301	(45,571)	(13,041)	(21,030)	79,642	99,301
Non-controlling interests	—	101	—	—	—	101
Total shareholders’ equity (deficit)	99,301	(45,470)	(13,041)	(21,030)	79,642	99,402
LIABILITIES
Borrowings	—	1,426	3,818	3,497	—	8,741
Lease liabilities	—	463	560	106	—	1,129
Preferred shares issued by subsidiaries	—	20,280	—	—	(6,434)	13,846
Accounts and notes payable	—	60	43	4,491	—	4,594
Amounts due to group companies(2)	4,381	161,152	24,969	61,320	(251,822)	—
Other liabilities	595	5,597	3,747	6,428	—	16,367
Total liabilities	4,976	188,978	33,137	75,842	(258,256)	44,677
Total equity and liabilities	104,277	143,508	20,096	54,812	(178,614)	144,079

	As of December 31, 2022
	DiDi		Primary	VIEs and
	Global	Other	Beneficiaries	VIEs’	Eliminating	Consolidated
	Inc.	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	(RMB in millions)
ASSETS
Property and equipment	—	3,535	1,815	272	—	5,622
Goodwill	—	46,284	—	—	—	46,284
Intangible assets	—	982	280	462	—	1,724
Treasury investments	—	21,655	1,578	3,933	—	27,166
Investments accounted for using the equity method	—	801	—	2,258	—	3,059
Other financial investments measured at fair value through profit or loss	—	1,236	—	1,604	—	2,840
Other financial investments measured at fair value through other comprehensive income	202	6,383	—	424	—	7,009
Accounts receivable	—	738	163	1,387	—	2,288
Amounts due from group companies(2)	106,171	35,665	8,648	29,306	(179,790)	—
Restricted cash	—	72	10	739	—	821
Cash and cash equivalents	325	13,868	1,103	5,559	—	20,855
Other assets	31	7,949	2,487	3,444	—	13,911
Total assets	106,729	139,168	16,084	49,388	(179,790)	131,579
EQUITY
Total DiDi Global Inc. shareholders’ equity (deficit)	102,156	(41,889)	(13,229)	(22,217)	77,335	102,156
Non-controlling interests	—	45	—	—	—	45
Total shareholders’ equity (deficit)	102,156	(41,844)	(13,229)	(22,217)	77,335	102,201
LIABILITIES
Borrowings	—	2,172	2,718	200	—	5,090
Lease liabilities	—	426	765	277	—	1,468
Preferred shares issued by subsidiaries	—	12,600	—	—	(5,011)	7,589
Accounts and notes payable	—	167	41	2,706	—	2,914
Amounts due to group companies(2)	4,138	161,721	22,533	63,722	(252,114)	—
Other liabilities	435	3,926	3,256	4,700	—	12,317
Total liabilities	4,573	181,012	29,313	71,605	(257,125)	29,378
Total equity and liabilities	106,729	139,168	16,084	49,388	(179,790)	131,579

	As of January 1, 2022
	DiDi		Primary	VIEs and
	Global	Other	Beneficiaries	VIEs’	Eliminating	Consolidated
	Inc.	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	(RMB in millions)
ASSETS
Property and equipment	—	5,634	1,890	347	—	7,871
Goodwill	—	46,284	—	—	—	46,284
Intangible assets	—	2,393	378	515	—	3,286
Treasury investments	—	10,450	1,959	4,487	—	16,896
Investments accounted for using the equity method	—	855	—	2,147	—	3,002
Other financial investments measured at fair value through profit or loss	—	2,093	—	1,513	—	3,606
Other financial investments measured at fair value through other comprehensive income	385	12,664	—	382	—	13,431
Accounts receivable	—	786	129	1,717	—	2,632
Amounts due from group companies(2)	118,908	35,667	4,608	20,730	(179,913)	—
Restricted cash	—	433	10	108	—	551
Cash and cash equivalents	440	21,897	2,594	18,499	—	43,430
Other assets	49	7,542	2,163	2,664	—	12,418
Total assets	119,782	146,698	13,731	53,109	(179,913)	153,407
EQUITY
Total DiDi Global Inc. shareholders’ equity (deficit)	113,466	(26,039)	(12,981)	(16,431)	55,451	113,466
Non-controlling interests	—	73	—	—	—	73
Total shareholders’ equity (deficit)	113,466	(25,966)	(12,981)	(16,431)	55,451	113,539
LIABILITIES
Borrowings	—	3,867	3,827	825	—	8,519
Lease liabilities	—	273	795	241	—	1,309
Preferred shares issued by subsidiaries	—	19,256	—	—	(6,940)	12,316
Accounts and notes payable	—	912	126	3,718	—	4,756
Amounts due to group companies(2)	5,978	145,796	17,974	58,676	(228,424)	—
Other liabilities	338	2,560	3,990	6,080	—	12,968
Total liabilities	6,316	172,664	26,712	69,540	(235,364)	39,868
Total equity and liabilities	119,782	146,698	13,731	53,109	(179,913)	153,407

Selected Condensed Consolidated Cash Flow Information

	For the Year Ended December 31, 2024
	DiDi		Primary	VIEs and
	Global	Other	Beneficiaries	VIEs’	Eliminating	Consolidated
	Inc.	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	(RMB in millions)
Net cash provided by (used in) inter-company transactions(3)	53	(573)	19,833	(19,313)	—	—
Net cash provided by (used in) operating activities with external parties	(106)	2,877	(16,746)	20,429	—	6,454
Net cash provided by (used in) operating activities	(53)	2,304	3,087	1,116	—	6,454
Capital contribution to subsidiaries	(1,276)	(1,158)	—	—	2,434	—
Loan to group companies	(19,748)	(76)	—	(986)	20,810	—
Loan repayments from group companies	23,936	6,784	230	—	(30,950)	—
Other investing activities with group companies	128	4,689	62	(4,751)	(128)	—
Net cash provided by (used in) investing activities with external parties	3,856	(13,440)	(2,686)	(1,872)	—	(14,142)
Net cash provided by (used in) investing activities	6,896	(3,201)	(2,394)	(7,609)	(7,834)	(14,142)
Capital injection from shareholders	—	1,276	1,158	—	(2,434)	—
Loan from group companies	—	20,734	—	76	(20,810)	—
Loan repayments to group companies	—	(23,936)	(2,937)	(4,077)	30,950	—
Other financing activities with group companies	—	(98)	(30)	—	128	—
Net cash provided by (used in) financing activities with external parties	(6,805)	(257)	617	(157)	—	(6,602)
Net cash provided by (used in) financing activities	(6,805)	(2,281)	(1,192)	(4,158)	7,834	(6,602)

	For the Year Ended December 31, 2023
	DiDi		Primary	VIEs and
	Global	Other	Beneficiaries	VIEs’	Eliminating	Consolidated
	Inc.	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	(RMB in millions)
Net cash provided by (used in) inter-company transactions(3)	—	(6,270)	6,591	(321)	—	—
Net cash provided by (used in) operating activities with external parties	(93)	1,018	(14,573)	16,834	—	3,186
Net cash provided by (used in) operating activities	(93)	(5,252)	(7,982)	16,513	—	3,186
Capital contribution to subsidiaries	—	(910)	—	—	910	—
Loan to group companies	(38,341)	(7,673)	(1,680)	—	47,694	—
Loan repayments from group companies	35,870	13,195	5,999	—	(55,064)	—
Other investing activities with group companies	—	95	(95)	—	—	—
Net cash provided by (used in) investing activities with external parties	2,240	(4,280)	1,119	1,202	—	281
Net cash provided by (used in) investing activities	(231)	427	5,343	1,202	(6,460)	281
Capital injection from shareholders	—	—	910	—	(910)	—
Loan from group companies	—	38,341	1,903	7,450	(47,694)	—
Loan repayments to group companies	—	(35,870)	—	(19,194)	55,064	—
Other financing activities with group companies	—	180	(180)	—	—	—
Net cash provided by (used in) financing activities with external parties	93	(956)	652	3,101	—	2,890
Net cash provided by (used in) financing activities	93	1,695	3,285	(8,643)	6,460	2,890

	For the Year Ended December 31, 2022
	DiDi		Primary	VIEs and
	Global	Other	Beneficiaries	VIEs’	Eliminating	Consolidated
	Inc.	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	(RMB in millions)
Net cash provided by (used in) inter-company transactions(3)	(8,026)	(871)	16,467	(7,570)	—	—
Net cash provided by (used in) operating activities with external parties	(190)	1,807	(22,787)	10,951	—	(10,219)
Net cash provided by (used in) operating activities	(8,216)	936	(6,320)	3,381	—	(10,219)
Capital contribution to subsidiaries	(91)	(386)	—	—	477	—
Loan to group companies	(6,568)	(7,848)	—	—	14,416	—
Loan repayments from group companies	14,704	17,812	—	—	(32,516)	—
Net cash provided by (used in) investing activities with external parties	—	(10,477)	161	400	—	(9,916)
Net cash provided by (used in) investing activities	8,045	(899)	161	400	(17,623)	(9,916)
Capital injection from shareholders	—	91	386	—	(477)	—
Loan from group companies	—	6,568	5,898	1,950	(14,416)	—
Loan repayments to group companies	—	(14,704)	—	(17,812)	32,516	—
Net cash provided by (used in) financing activities with external parties	25	(1,851)	(1,576)	(860)	—	(4,262)
Net cash provided by (used in) financing activities	25	(9,896)	4,708	(16,722)	17,623	(4,262)

Note:

(1)	It represents the elimination of the intercompany service charge under a series of commercial agreements at the consolidation level.
(2)	It represents the elimination of the intercompany balances and investment among DiDi Global Inc., other subsidiaries, primary beneficiaries of VIEs and VIEs and VIEs’ subsidiaries. The carrying amounts of investments in subsidiaries and VIEs for their share of cumulative losses were reduced to nil as of January 1, 2022 and December 31, 2022, 2023 and 2024, respectively, and the carrying amounts of “amounts due from group companies” were further adjusted. As of January 1, 2022 and December 31, 2022, 2023 and 2024, there were no balances for service fees charged to VIEs pursuant to each exclusive business cooperation agreement with the VIEs.
(3)	For the years ended December 31, 2022, 2023 and 2024, cash paid by VIEs to subsidiaries under a series of commercial agreements mainly including technical service fees, were RMB7,570 million, RMB321 million and RMB19,313 million, respectively. For the years ended December 31, 2022, 2023 and 2024, no service fees were paid by the VIEs to our PRC subsidiaries pursuant to each exclusive business cooperation agreement with the VIEs.

Transfers of Cash within DiDi Group

The following is a summary of cash transfers that have occurred between our subsidiaries and the VIEs:

	For the Year Ended December 31,
	2022	2023	2024

	(RMB in millions)
Cash paid by the VIEs to our subsidiaries under a series of commercial agreements	(7,570)	(321)	(19,313)
Cash paid by the VIEs to our subsidiaries for inter-company investing activities	—	—	(5,737)
Cash paid by the VIEs to our subsidiaries for inter-company financing activities	(17,812)	(19,194)	(4,077)
Cash received by the VIEs from our subsidiaries for inter-company financing activities	1,950	7,450	76

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In June 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of the annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual reports on Form 20-F for the fiscal year ended December 31, 2022 and 2023.

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

We have operations in China and 14 other countries through our platforms or our partnerships across the world as of December 31, 2024. We are subject to differing and sometimes conflicting laws and regulations in the various jurisdictions where we provide our offerings. As the shared mobility industry is still at a relatively early stage of development, new laws and regulations may be adopted from time to time to address new issues that come to the authorities’ attention. For example, on September 7, 2021, the General Office of the Ministry of Transport of the PRC promulgated the Notice on Maintaining Fair Competition Market Order and Accelerating the Standardization of Online Ride Hailing, which provides that local transportation departments should urge online ride hailing platform enterprises to operate in accordance with laws and regulations, and that these enterprises must accelerate the removal of non-compliant drivers and vehicles from their platforms. In addition, any illegal and irregular behaviors, such as low-price dumping, big data-enabled price discrimination against existing customers and inducement of fraud will be strictly punished in order to maintain a fair and competitive market.

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

The PRC government has proposed or promulgated a number of new measures and regulations in recent years regarding cybersecurity and data security, such as the Cybersecurity Law promulgated by the Standing Committee of the National People’s Congress in November 2016 that came into effect in June 2017, the Data Security Law promulgated by the Standing Committee of the National People’s Congress in June 2021 that came into effect in September 2021, the Personal Information Protection Law promulgated by the Standing Committee of the National People’s Congress in August 2021, effective in November 2021. These regulatory developments impose more specific and comprehensive requirements with respect to data security and privacy protection. For more information about these PRC laws and regulations, see “Item 4. Information on the Company—B. Business Overview— Regulation—PRC Regulations—Regulations Relating to Cybersecurity and Information Security” and “Item 4. Information on the Company—B. Business Overview—Regulation—PRC Regulations—Regulations Relating to Privacy Protection.”

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

On September 24, 2024, the State Council published the Regulations on the Administration of Cyber Data Security, which took effect on January 1, 2025. These regulations provide detailed operational guidelines for implementing the Cybersecurity Law, the Personal Information Protection Law and the Data Security Law. Under these regulations, data processors must identify and report important data, processors of important data must adopt specific measures to secure important data, such as designating a personnel and management body responsible for network data security, conducting risk assessment under prescribed circumstances and submitting annual risk assessment reports to the competent authorities. Failure to protect important data, including failure to identify and report important data, can lead to administrative penalties, including fines, suspension of business operations and revocation of business licenses. Furthermore, large-scale personal information processors who process over 10 million individuals’ personal information must also designate a data security management body and responsible personnel to perform the data security protection obligations, and report to the authorities their data disposal plans and the details of any persons receiving such data in the case of any merger, division, dissolution or bankruptcy that may impact data security.

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

We have incurred significant losses from operations in the past, and we may not achieve or maintain operating profit.

We have incurred losses from operations in the past. We incurred operating losses of RMB17.7 billion and RMB2.8 billion in 2022 and 2023, respectively, before achieving an operating profit of RMB1.9 billion (US$266.1 million) in 2024. We may not be able to achieve or maintain operating profit in the future. Our expenses will likely increase in the future as we develop and launch new offerings and technologies, expand in existing and new markets, and continue to invest in our platform. These efforts may be more costly than we expect and may not result in increased revenues or growth in our business. Any failure to increase our revenues sufficiently to keep pace with our investments and other expenses could prevent us from achieving or maintaining operating profit or positive operating cash flow on a consistent basis. If we are unable to successfully address these risks and challenges as we encounter them, our business, financial condition and results of operations could be adversely affected.

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

To continue to attract and retain drivers and consumers to our platform, we have invested and will need to continue to invest in the development of new or upgraded services, products and technologies that add value for them and that differentiate us from our competitors, such as the various service offerings that are included in or may be added to our Other Initiatives segment. Developing and delivering these new or upgraded services, products, and technologies is costly, and the success of such services, products, and technologies depends on several factors, including the timely completion, introduction, government regulation and market acceptance of those services, products, and technologies. Moreover, any of these new or upgraded services, products, or technologies may not work as intended or may not provide the intended value to drivers or consumers. In addition, we may not be able to provide upgrades at all if app stores are prohibited from allowing our apps to be downloaded. If we are unable to continue to develop or manage new or upgraded services, products and technologies, or if drivers or consumers do not value them or perceive the benefit in them, then drivers or consumers may choose not to use our platform, which would adversely affect our operating results. In addition, we may also lose our investments in connection with our development of these new or upgraded services, products and technologies. For example, we acquire assets necessary for some of our new or upgraded services, such as bikes and e-bikes, which in 2024 constituted the largest component of our property and equipment in the ordinary course of our business. We have incurred, and in the future may incur, additional impairment charges, asset write-offs and/or other losses related to these assets, based in part on our management’s judgment in light of new and evolving business developments from time to time. Our financial condition and results of operations may be materially adversely affected if we are unable to introduce or manage new or upgraded services, products and technologies or if we lose our investments in connection with development of these services, products and technologies.

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

Starting in July 2021, we and certain of our officers and directors were named as defendants in several putative securities class actions filed in federal court in New York and California. These actions alleged, in sum and substance, that the registration statement and prospectus we prepared for our June 30, 2021 initial public offering contained material misstatements and omissions in violation of the Securities Act of 1933, the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. Separately, in December 2021, we and certain of our officers and directors were named as defendants in a putative securities class action filed in state court in New York, which similarly alleges that the registration statement and prospectus we prepared for our initial public offering contained material misstatements and omissions. For additional details about these legal actions, please see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings.” We cannot predict the timing, outcome or consequences of these actions, and there is no basis to conclude at this point whether these actions will be successful or whether the Company will be subject to any damages and, if so, how much.

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

Since our inception, we have experienced rapid growth in our business, the number of drivers and consumers on our platform and our geographic reach, and we expect to continue to experience growth in the future. We have operations in China and 14 other countries through our platforms or our partnerships across the world as of December 31, 2024. This growth has placed, and may continue to place, significant demands on our management and our operational and financial infrastructure. Our ability to manage our growth effectively and to integrate new employees, technologies and acquisitions into our existing business will require us to continue to expand our operational and financial infrastructure and to continue to retain, attract, train, motivate and manage employees. Continued growth could strain our ability to develop and improve our operational, financial and management controls, enhance our reporting systems and procedures, recruit, train and retain highly skilled personnel and maintain user satisfaction. Additionally, if we do not effectively manage the growth of our business and operations, the quality of our offerings could suffer, which could negatively affect our reputation and brand, business, financial condition and results of operations. Our growth strategies may evolve and change from time to time. For instance, some of the businesses in our International segment, including in Latin America, and in our Other Initiatives segment are developing rapidly, and therefore we may decide to accelerate our investment and increase our spend in such businesses based on dynamic and constantly changing market conditions. If such increased investments and spend do not lead to the growth of our business as planned, our results of operations and financial condition may be materially adversely affected.

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

The PRC has adopted regulations governing the use of algorithms. On September 17, 2021, the CAC, together with certain other governmental authorities, jointly issued the Guidelines on Strengthening the Comprehensive Regulation of Algorithm for Internet Information Services, which provide that regulators must monitor, on a daily basis, how data is used and the effects of algorithms. These regulators must also conduct security assessments of algorithms. The guidelines also establish a filing system for algorithms, as well as promote the classified security management of algorithms. On December 31, 2021, the CAC and other PRC governmental authorities promulgated the Provisions on the Administration of Algorithm Recommendation for Internet Information Services, which took effect from March 1, 2022. Under these provisions, algorithmic recommendation service providers must inform users in a conspicuous manner about their provision of algorithmic recommendation services, and publicize the basic principles, purposes, and main operating mechanisms of algorithmic recommendation services in an appropriate manner. On May 6, 2024, the State Administration for Market Regulation promulgated the Interim Provisions on the Prevention and Control of Unfair Competition on the Internet, under which business operators may not use data or algorithms to hijack traffic or influence users’ choices, or use technical means to illegally capture or use other business operators’ data. For more information about PRC laws and regulations relating to algorithms, see “Item 4. Information on the Company—B. Business Overview—Regulation—PRC Regulations—Regulations Relating to Algorithms.”

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

Our success depends in large part on our ability to attract and retain high-quality management, operations, engineering, and other personnel. These personnel are in high demand, are often subject to competing employment offers, and are attractive recruiting targets for our competitors. The loss of qualified executives and employees, or an inability to attract, retain, and motivate high-quality executives and employees required for the planned expansion of our business, may harm our operating results and impair our ability to grow. In addition, we depend on the continued services and performance of our key personnel, including our chairman and chief executive officer, Will Wei Cheng. To attract and retain key personnel, we use equity incentives, among other measures. These measures may not be sufficient to attract and retain the personnel we require to operate our business effectively. If we are unable to attract and retain high-quality management and operating personnel, our business, financial condition, and operating results could be adversely affected.

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

In December 2021, media reported that China plans to amend laws to allow ride-hailing drivers and food delivery workers to form unions. Representation of ride-hailing drivers and food delivery worker on our platform in China by unions may complicate our relationship with them and our supply of drivers may be affected adversely. On November 8, 2023, the Ministry of Human Resources and Social Security promulgated three guidelines regarding workers engaged in new forms of employment, namely (i) the Guidelines on Protecting the Rights and Interests of Rest and Remuneration for Workers Engaged in New Forms of Employment, (ii) the Guidelines on the Publicity of Labor Rules for Workers Engaged in New Employment Forms, and (iii) the Service Guidelines for the Maintenance of Rights and Interests of Workers Engaged in New Forms of Employment. These guidelines provide that, among other things, workers engaged in new forms of employment have the right to join labor unions and existing labor unions shall actively encourage such workers to join them. If a platform enterprise (or a partner of the platform enterprise who provides the platform with workers) violates the laws, regulations and policies that protect the rights and interests of workers in new forms of employment, the labor unions shall issue opinions or require the platform enterprise (or its partner) to rectify the violations. For details, see “Item 3. Key Information—D. Risk Factors— Risks Relating to Doing Business in China—Increases in labor costs and enforcement of stricter labor laws and regulations in China may adversely affect our business and our profitability.”

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

In addition, laws relating to money transfers and online payments are evolving, and changes in such laws could affect our ability to provide payment processing on our platform in the same form and on the same terms as we have historically, or at all. For example, the State Council promulgated the Regulations on Supervision and Administration of Non-bank Payment Institutions (the “Non-bank Payment Institutions Regulations”) on December 9, 2023, which became effective from May 1, 2024. The Non-bank Payment Institutions Regulations call for stronger risk management of non-bank payment platforms to prevent misappropriation of funds and reclassify the payment services into two categories based on whether the payment service providers can receive prepaid funds from the payer, namely stored-value account operation business and payment transaction processing business. The reclassification supersedes the original classification mechanism under the previous laws and regulations, according to which the payment services were divided into three categories. The Implementing Rules for the Regulations on Supervision and Administration of Non-Bank Payment Institutions issued by the People’s Bank of China on July 9, 2024 further clarify the correspondence of payment services under the old and new classification methods and the requirements on the change of payment service permits, as well as the net asset requirements for a non-bank payment institution based on its average daily balance of funds for pending payments, etc. Our business operations, including our payments to drivers, may not always comply with these financial laws and regulations. Non-compliance with these laws or regulations could result in criminal and civil lawsuits, penalties, forfeiture of significant assets, or other enforcement actions. Costs associated with fines and enforcement actions, as well as reputational harm, changes in compliance requirements, or limits on our ability to expand our product offerings, could harm our business.

Furthermore, in August 2017, we obtained approval from the Chongqing Yubei District Financial Supervision and Administration Bureau for DiDi (HK) Science and Technology Limited, as the initial shareholder, to establish a micro-loan company. The approval permits the micro-loan company to conduct business in a variety of areas, including loans, bill discounting, asset transfer, and investment activities carried out with its own funds. The micro-loan company is also permitted to carry out its loan business across China through specific online platforms including the DiDi Chuxing platform. This micro-loan company extends credit to individual borrowers who are registered as riders, end-users or drivers via our platform to facilitate transactions on our platform. For more details, see “Item 4. Information on the Company—B. Business Overview—Regulation—PRC Regulations—Regulations Relating to Micro-loan Companies.”

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

As part of our business strategy, we have entered into, and expect to continue to enter into, agreements to invest in or acquire companies, form joint ventures, divest portions or aspects of our business, sell minority stakes in portions or aspects of our business, and acquire complementary assets or technologies. For example, in August 2023, we entered into a strategic partnership with XPeng Inc. to accelerate the adoption of smart electric vehicles and technologies. As part of this transaction, we sold an electric vehicle development business to XPeng Inc. in consideration of class A ordinary shares issued by XPeng Inc., and we also agreed to cooperate with XPeng Inc. until August 2028 in a number of areas, including research & development and marketing. We cannot predict whether this or any other strategic investment, acquisition, partnership or transaction will be successful. In addition, competition within our industry for investments in and acquisitions of businesses, technologies, and assets is intense. Even if we are able to identify a target for investment or acquisition, we may not be able to complete the transaction on commercially reasonable terms, we may not be able to receive approval under anti-monopoly and competition laws, or the target may choose to enter into a transaction with another party, which could be our competitor.

Businesses we invest in or acquire may not perform as well as we expect. In 2022, 2023 and 2024, the impairment provision for investments was RMB119.2 million, RMB29.9 million and RMB662.7 million (US$90.8 million), respectively, which primarily arose from the impairment of investments accounted for using the equity method and debt investments at amortized cost. Failure to manage and successfully integrate acquired businesses and technologies, including managing any privacy or data security risks associated with such acquisitions, may harm our operating results and expansion prospects.

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

We test goodwill for impairment annually during the fourth quarter, or when an event occurs or circumstances change that indicate the asset may be impaired. Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of the cash-generating unit containing the goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs of disposal. If the carrying value of the cash-generating unit is above the recoverable amount, an impairment loss is recognized in an amount equal to the excess.

We had RMB46.3 billion (US$6.3 billion) of goodwill as of December 31, 2024, representing 32.2% of our total assets as of that date. This goodwill is attributable to our acquisitions of Kuaidi and Uber China. We recognized RMB8.4 billion in goodwill in our China Mobility segment in connection with the acquisition of Kuaidi in 2015 and RMB37.9 billion in goodwill in our China Mobility segment in connection with the acquisition of Uber China in 2016.

We carried out an annual impairment test on goodwill by comparing the recoverable amount of the China Mobility Group of cash-generating units with its carrying amount at the end of 2024 and concluded that there was no impairment of goodwill as of December 31, 2024. See Note 17 to our consolidated financial statements included elsewhere in this annual report for details. However, the key assumptions could change in the future, reducing the fair value of reporting unit to a level that would result in an impairment of goodwill. We may incur a material loss if we determine that part or all of the goodwill in our China Mobility segment is impaired.

If we are unable to manage the risks presented by our international expansion, our financial results and future prospects will be adversely impacted.

We have operations in China and 14 other countries through our platforms or our partnerships across the world as of December 31, 2024. We began expanding into international markets in 2018 and have limited experience operating in many jurisdictions outside of China. We have made, and expect to continue to make, significant investments to expand our international operations and compete with local competitors. Such investments may not be successful and may negatively affect our operating results. Our International segment had adjusted EBITA losses of RMB4.0 billion, RMB2.3 billion and RMB1.8 billion (US$0.3 billion) in 2022, 2023 and 2024, respectively.

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

We adopted our 2017 Equity Incentive Plan in December 2017. The 2017 Equity Incentive Plan was subsequently amended and restated. In June 2021, we adopted our 2021 Share Incentive Plan, effective as of June 29, 2021, for the same purpose. Under the 2017 Equity Incentive Plan, we are authorized to grant options and other types of awards. The maximum aggregate number of ordinary shares that may be issued under the 2017 Equity Incentive Plan is 195,127,549 shares. The maximum aggregate number of ordinary shares which may be issued under the 2021 Share Incentive Plan is initially 116,906,908 shares, subject to annual increase. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.” As of February 28, 2025, awards to purchase 35,610,310 ordinary shares that were granted under the 2017 Equity Incentive Plan remained outstanding and awards to purchase 43,601,973 ordinary shares that were granted under the 2021 Share Incentive Plan remained outstanding. As a result, we have incurred and expect to continue to incur substantial share-based compensation expenses in the future.

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

We require drivers on our platform to carry automobile insurance. If insurance carriers change the terms of their policies in a manner not favorable to us or the drivers, our or the drivers’ insurance costs could increase. In addition, insurance carriers may refuse to pay claims from the drivers under the automobile insurance policies from time to time due to various reasons. As a result, we may need to advance compensation funds for the drivers, and such advance may not be recovered at all. Further, if the insurance coverage we maintain is not adequate to cover losses that occur, we could be liable for significant additional costs.

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

Heightened tensions in international relations and any resulting changes in international trade policies may adversely impact our business, financial condition, and results of operations.

Recently there have been heightened tensions in international relations, particularly between the United States and China as well as between the United States and other countries where we operate, such as Mexico. These tensions have resulted in changes in international trade policies and, as they further escalate, may result in additional barriers to trade. Countries impose, modify, and remove tariffs and other trade restrictions in response to a diverse array of factors, including global and national economic and political conditions, which contribute to the volatile nature of tariffs and other trade restrictions.

The Trump Administration has announced its desire to use tariffs as a tool to strengthen the U.S. economy and industrial sector, as well as leverage to negotiate trade relations with other countries. The Trump Administration has especially targeted China with trade measures, steadily increasing the tariffs on Chinese goods entering the United States during the first few months of Donald Trump’s presidency, reaching an effective rate of 145% on April 9, 2025. Any Section 301 duties and antidumping or countervailing duties would be added on top of this figure. China has responded to these tariffs with an array of measures, including by imposing an effective tariff rate of 125% on U.S. products entering its borders, effective April 10, 2025. China is not the only country whose imports have been targeted by the Trump Administration’s rising tariffs. In addition to the tariffs imposed on Canadian and Mexican imports based on concerns over fentanyl and illegal immigration, President Trump has also imposed a 10% “baseline” tariff on all countries, effective April 5, 2025, and proposed to impose country-specific “reciprocal tariffs” on 60 countries. These tariffs are cumulative with tariffs already in effect or recently announced by the Trump Administration, and would result in an effective tariff rate of upwards of 50% on certain goods imported into the United States if the reciprocal tariffs become effective.

This has led to, and may lead to further, retaliatory tariffs against the United States by Canada, Mexico, the European Union, and other jurisdictions. As a result, global trade tensions have heightened substantially may escalate even further, which may materially and adversely affect global trade and global economic conditions. There is significant uncertainty about the future relationship between the United States and China and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs, which has led to concerns regarding the potential for an extended trade war. Heightened tensions among the United States, China, Mexico, or other countries where we operate, could reduce or restrict the levels of trade, investments, technological exchanges, and other economic activities between such countries. The existing tensions and any further deterioration in the relationship between such countries may have a negative impact on the general, economic, political, and social conditions in the countries where we operate and could adversely impact our business, financial condition, and results of operations.

In addition, geopolitical tensions may intensify and the United States, China, or other countries may adopt drastic measures in the future that further impact our global business operations. Recent legislative activities in the U.S. regarding a number of technology companies with significant Chinese operations have raised concerns as to whether the U.S. may expand the regulatory challenges and restrictions to other technology companies with significant Chinese operations. Similar or more expansive restrictions that may be imposed by the United States or other jurisdictions in the future, could materially and adversely affect our business. The adoption or expansion of restrictions, including restrictions or complete bans on access to apps and other platforms, cross-border data transfers, or other governmental action, has the potential to adversely impact our business, operational results and financial position. For example, on October 28, 2024, the U.S. Department of the Treasury issued a final rule on outbound investment, or the Outbound Rule, to implement Executive Order 14105, Addressing United States Investments in Certain National Security Technologies and Products in Countries of Concern (Aug. 9, 2023). The Outbound Rule, which came into effect on January 2, 2025, imposes investment prohibition and notification requirements on U.S. persons for a wide range of investments in entities associated with China (including Hong Kong and Macau), collectively defined as “Covered Foreign Persons,” that are engaged in activities relating to three sectors: (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems. U.S. persons subject to the Final Rule are prohibited from making, or required to report, certain investments in Covered Foreign Persons, which are defined as “covered transactions.” If we were to be deemed a “Covered Foreign Person” under the Outbound Rule, our ability to raise capital would be significantly and negatively affected. Additionally, the trading price of our shares and/or the ADSs may be materially and adversely affected, and the value of our securities may decline significantly. The Trump Administration has expressed a potential interest in expanding the scope of the Outbound Rule, which may further impact our business.

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

PRC laws and regulations impose restrictions on foreign ownership and investment in certain internet-based businesses. We are an exempted company incorporated in the Cayman Islands and our PRC subsidiaries are considered foreign-invested enterprises. To comply with PRC laws, regulations and regulatory requirements, we set up a series of contractual arrangements entered into among some of our PRC subsidiaries, the VIEs and their shareholders to conduct some of our operations in China. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Variable Interest Entities.” As a result of these contractual arrangements, we consolidate the operating results of the VIEs and their subsidiaries in our financial statements under IFRS.

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

Any of these events could cause significant disruption to our business operations and severely damage our reputation, which would in turn have a material adverse effect on our business, financial condition and results of operations. If occurrences of any of these events results in our inability to direct the activities of the VIEs and their subsidiaries that most significantly impact their economic performance, and/or our failure to receive the economic benefits and residual returns from the VIEs and their subsidiaries, and we are not able to restructure our ownership structure and operations in a satisfactory manner, we may not be able to consolidate the financial results of the VIEs and their subsidiaries in our consolidated financial statements in accordance with IFRS. In addition, if the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or need to relinquish our interests in those operations. This in turn would likely result in a material change in our operations and our securities may decline significantly in value or become worthless.

The DiDi Partnership and its related arrangements will impact your ability to appoint executive directors and nominate certain executive officers of the company.

Our memorandum and articles of association allows the DiDi Partnership to appoint executive directors and nominate and recommend candidates for certain executive officer positions of our company. An executive director candidate duly nominated by the DiDi Partnership will be appointed by our board of directors, after which he or she will serve as an executive director of our company until expiry of his or her term, subject to removal or termination in accordance with our then-effective memorandum and articles of association. Our board of directors may, but is not obligated to, appoint candidates that the DiDi Partnership nominates for the executive officer positions with respect to which the DiDi Partnership holds nomination and recommendation rights. If our board of directors does not appoint an executive officer candidate, the DiDi Partnership may nominate replacement nominees until the board appoints one of those nominees to the executive officer position, provided that if the board decides not to appoint more than three consecutive candidates nominated by the DiDi Partnership, the board of directors may nominate and appoint any person to serve in the executive position after consulting the DiDi Partnership. See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management— DiDi Partnership.” This governance structure will limit your ability to influence corporate matters, including certain matters determined at the board level.

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

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. Uncertainties regarding the interpretation and enforcement of the relevant PRC laws and regulations could limit our ability to enforce these contractual arrangements. See “—Risks Relating to Doing Business in China— Uncertainties associated with change in or development of PRC legal system could adversely affect us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to direct activities of and receive economic benefits from the VIEs and their subsidiaries, and our ability to conduct our business may be negatively affected.

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

Under our current contractual arrangements, (i) the spouses of some of the shareholders of the VIEs have executed a spousal consent letter under which that spouse agrees not to assert any rights over the equity interest in the VIEs, and (ii) the shareholders of the VIEs may not assign any of their respective rights or obligations with respect to their equity interests in the VIEs to any third party without the prior written consent of our PRC subsidiaries. Nevertheless, we cannot assure you that the shareholders or their spouses will comply with these undertakings and arrangements, or that these contractual arrangements will be effectively enforced. Instituting legal proceedings to enforce these contractual arrangements could disrupt our business and divert our management’s attention, and we cannot assure you that any proceedings would be successful. If a court ultimately finds the contractual arrangements to be unenforceable, or if they are unenforceable for any other reason, our business, operations, financial condition and results of operations would be materially and adversely harmed.

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

In addition, the Administrative Regulations on Foreign-Invested Telecommunications Enterprises were amended by the State Council on April 7, 2022. The amendments took effect on May 1, 2022 and removed the requirement that the primary foreign investor in a foreign invested value-added telecommunications enterprise have a good track record and operational experience in the value-added telecommunications industry. On April 8, 2024, the Ministry of Industry and Information Technology of the People’s Republic of China, or the MIIT, promulgated the Notice on the Pilot Program for Expanding the Opening up of Value-added Telecommunications Services. The notice provides for the establishment of a number of pilot programs, which are to be initially carried out in designated districts in Beijing, Shanghai, Hainan and Shenzhen. In these districts, restrictions on foreign equity ratios will be removed for internet data centers, content delivery networks, internet service providers, online data processing and transaction processing, information releasing platforms and delivery services included in information services (excluding the operation of internet news information, online publishing, online audio and video and internet culture), and information protection and processing services. In light of these new regulatory developments, we may need to restructure the ownership structures of our consolidated VIEs for the purpose of having better power to direct activities of and receive economic benefits from the VIEs, or, if we decide to pursue listing on another internationally recognized stock exchange, satisfying the requirements of such stock exchange. Such restructuring will be subject to a number of uncertainties, including adjusting the contractual arrangements with the VIEs, registration of the transfer of the equity interests of the VIEs and their subsidiaries, registration of the new equity pledges, and obtaining additional operating permits or making amendments to our current operating permits, including the VATS Licenses. If we are unable to successfully complete the procedures involved in restructuring the ownership structure of our consolidated VIEs, or if these procedures are subsequently challenged, we may not be able to complete a future listing on another internationally recognized stock exchange as we expect, and any of these events could also cause significant disruption to our business operations, which would in turn have a material adverse effect on our business, financial condition and results of operations.

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

On May 6, 2024, the State Administration for Market Regulation issued the Provisions on the Prohibition of Unfair Competition on the Internet, which took effect on September 1, 2024. Under these provisions, business operators must not utilize internet, big data, algorithms, or other technological means to engage in traffic hijacking, interference, malicious incompatibility, or similar acts by influencing user choices or through other methods that obstruct or undermine the normal operation of network products or services legally provided by other business operators. For more details, see “Item 4. Information on the Company—B. Business Overview—Regulation—PRC Regulations—Regulations Relating to Anti-Unfair Competition”.

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

The PCAOB was historically unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In June 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual reports on Form 20-F for the fiscal years ended December 31, 2022 and 2023 and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2024.

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

The average wage in China has increased in recent years and is expected to continue to grow. If our labor costs increase, then unless we are able to pass on these increased labor costs to those who pay for our services, our profitability and results of operations may be materially and adversely affected. Furthermore, if the drivers on our platform believe that their earnings on our platform are not competitive with wages that they can earn elsewhere, either with competitors or in other lines of work, we may have to increase their earnings to ensure an adequate supply of drivers on our platform, and we may be unable to pass that cost on to riders. In addition, if drivers on our platform are reclassified as employees instead of independent contractors, our labor costs will be substantially increased, which could adversely affect our business and results of operations. See also “—Risk Relating to Our Business—Our business would be adversely affected if drivers were classified as employees, workers or quasi-employees.”

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

Limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. While we have entered into certain hedging transactions to reduce our exposure to foreign currency exchange risk and may decide to enter into additional hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

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

Pursuant to the M&A Rules, an offshore special purpose vehicle that was formed for listing purposes through the acquisition of PRC domestic companies and is controlled by PRC persons or entities must obtain the approval of the CSRC before it can list its securities on an overseas stock exchange. However, the application of the M&A Rules remains unclear. Furthermore, on February 17, 2023, the CSRC promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five related guidelines, which became effective on March 31, 2023. Under these new rules, PRC domestic companies that seek to offer and list securities in overseas markets (including the circumstance where a PRC domestic company intends to reissue and list overseas after delisting from an overseas exchange, including where the delisting results in the trading of that company’s securities on the over-the-counter market), either directly or indirectly, are required to complete the filing procedures with the CSRC and report the required information. As the Overseas Listing Trial Measures and the related guidelines may be subject to further implementation rules and interpretation by relevant authorities, we cannot predict whether or how these new rules may impact our company in the future.

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

Pursuant to the PRC Enterprise Income Tax Law, as further clarified by subsequent implementing tax regulations, foreign-invested enterprises and domestic enterprises are subject to enterprise income tax at a uniform rate of 25%. Certain enterprises may benefit from a preferential tax rate of 15% under the Enterprise Income Tax Law if they qualify as High and New Technology Enterprises, or HNTEs subject to certain general factors described in the Enterprise Income Tax Law and the related regulations.

Some of our mainland China consolidated entities are entitled to enjoy a preferential tax rate of 15% due to their qualification as HNTEs, which is subject to renewal every three years. If any or some of these entities fail to maintain their HNTE qualification, their applicable enterprise income tax rate would increase to 25%. Certain of our mainland China subsidiaries enjoy a 200% super deduction for eligible research and development expenses. However, there is no assurance that the 200% super deduction preferential policy will continue in the future. See “Item 5. Operating And Financial Review and Prospects—A. Operating Results—Taxation—China.”

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

On November 11, 2023, our board of directors authorized a share repurchase program, under which we may repurchase up to US$1 billion of our shares during the 24 months after the date of the program’s authorization. Under this program, we may make share repurchases from time to time through legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The program does not obligate us to repurchase any specific dollar amount or to acquire any specific number of ADSs.

On March 17, 2025, our board of directors authorized another share repurchase program, under which we may repurchase up to US$2 billion of our shares during the 24 months after the date of the program’s authorization. Under this program, we may make share repurchases from time to time through legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The program does not obligate us to repurchase any specific dollar amount or to acquire any specific number of ADSs.

See Item 16.E for quantitative information about the shares we have repurchased pursuant to our share repurchase programs. Our board of directors will periodically review these share repurchase programs, and may authorize adjustments to their terms and size. Our board of directors may also authorize additional share repurchase programs in the future.

We cannot guarantee that our share repurchase programs will enhance long-term shareholder value. Our share repurchase programs could affect the price of our securities and increase volatility and may be suspended or terminated at any time, which may result in a decrease in the trading price of our securities. Furthermore, share repurchases could diminish our cash reserves.

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

The consolidated financial statements included in our annual reports on Form 20-F previously filed with the SEC were prepared in accordance with U.S. GAAP, and the most recent annual consolidated financial statements prepared in accordance with U.S. GAAP are those as of and for the fiscal year ended December 31, 2023. IFRS differs in certain respects from U.S. GAAP. An explanation of how the transition to IFRS has affected our consolidated financial statements is provided in note 40 to our consolidated financial statements.

We are obligated to develop and maintain proper and effective internal controls over financial reporting, and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our company and, as a result, the value of our ADSs.

We are required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. Our management, with the participation of our chief executive officer and chief financial officer, has conducted 2024 evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2024. Based on this evaluation, we did not note or identify any deficiencies that we believe to be material weaknesses as of December 31, 2024. In addition, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our independent registered public accounting firm has issued an attestation report, in which it has concluded that as of December 31, 2024, our internal control over financial reporting was effective. We are required to disclose changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting on an annual basis.

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

As of April 2, 2025, Mr. Will Wei Cheng beneficially owns, through certain entities, all of our issued Class B ordinary shares. As of the same date, these Class B ordinary shares constitute 6.5% of our total issued and outstanding share capital and 41.2% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in our best interests or the best interests of our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Although the law in this regard is not entirely clear, we treat the VIEs and their subsidiaries as being owned by us for U.S. federal income tax purposes because we consolidate their results of operations in our consolidated IFRS financial statements as we have the power to direct activities of the VIEs that most significantly impact their economic performance and the right to receive economic benefits from the VIEs that could potentially be significant to them. If it were determined, however, that we are not the owner of the VIEs and their subsidiaries for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year. Assuming that we are the owner of the VIEs and their subsidiaries for U.S. federal income tax purposes, and based on the value of our assets and the composition of our income and assets, including goodwill and other unbooked intangibles, and taking into account (i) the “fair market value” method in accordance with the U.S. Internal Revenue Code of 1986, as amended (the “Code”), (ii) the working capital exception under proposed U.S. Treasury Regulations and (iii) the look-through rule under the Code, our company does not appear to be a PFIC for our taxable year ended December 31, 2024.

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

If we were to be or become a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. Income Tax Considerations”) holds our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. Further, if we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares, unless we were to cease to be a PFIC and the U.S. Holder were to make a “deemed sale” election with respect to the ADSs or ordinary shares. For more information, see “Item 10. Additional Information—E. Taxation—U.S. Income Tax Considerations—Passive Foreign Investment Company Considerations” and “Item 10. Additional Information—E. Taxation—U.S. Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

Item 4.Information on the Company

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

The following is a summary of our key business development milestones:

Timeline	Event
2012	We commenced online taxi services.
2014	We introduced ride hailing services. We have expanded our ride hailing services over the years and provide a comprehensive range of services that cater to different budgets and needs today.
2015	We acquired Kuaidi and rebranded our app to DiDi Chuxing.
2016	We acquired Uber China and also began investing in autonomous driving.
2018	We launched our energy and vehicle services. We also expanded into Brazil, followed by Mexico, and then into other countries.
2021	Our ADSs commenced trading on the NYSE under the symbol “DIDI.”
2022	We delisted our ADSs from the NYSE.

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

Sale of Certain Smart Auto Business

We entered into a strategic cooperation in August 2023 with XPeng Inc., pursuant to which we conditionally agreed to sell certain smart auto business to XPeng Inc. in consideration of class A ordinary shares issued by XPeng Inc. The initial closing of the transaction was completed on November 13, 2023, following the satisfaction of the applicable closing conditions, with additional closings contemplated if the sold business achieves certain milestones. On August 13, 2024, one such additional closing was completed upon the achievement of the start of production milestone, pursuant to which XPeng Inc. issued additional shares to us. Two additional closings, each of which is contingent upon the sold business achieving certain vehicle sales, are contemplated.

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

In addition, we have also granted certain of Soda’s Series A investors (other than Cayman Soda Limited) a one-off exit right, exercisable if we cease to own 50% of the Soda shares we held at the time the closing of the applicable investor’s subscription, or if Soda has not consummated a qualified IPO by the fifth anniversary of the closing of the applicable investor’s subscription, subject to certain exceptions. If such investors exercise their exit right, we will be obliged to repurchase their Soda A-1 preferred shares in cash at a purchase price to be determined according to pre-agreed pricing formula. In 2024, we repurchased all of the Series A-1 preferred shares and certain Soda Series B preferred shares for an aggregate consideration of approximately US$249.5 million.

Soda Series B Preferred Shares and Convertible Notes

In 2021, Soda has issued, in connection with its Series B funding round, (i) Series B-1 preferred shares to certain investors for a total consideration of US$80.0 million, (ii) Series B-2 preferred shares to us for a total consideration of US$300.0 million, and we currently hold 98.7% of its total equity interests.

We have granted certain Soda Series B investors a one-off exit right with respect to its Soda B-1 preferred shares, exercisable upon the earliest occurrence of certain exit events before the fourth or fifth anniversaries of the closing of their respective subscription for its Soda Series B securities, including a change of control (such as by merger or asset sale under certain conditions) or the consummation of an IPO of Soda. If the applicable investor exercises its exit right, we will be obliged to repurchase in cash the Soda B-1 preferred shares it holds at the time of the exit event at a purchase price to be determined according to pre-agreed pricing formula. In 2024, we repurchased all of the Series A-1 preferred shares and certain Soda Series B preferred shares for an aggregate consideration of approximately US$249.5 million.

Voyager Preferred Shares

In February and October 2020, our subsidiary that is engaged in the development and commercialization of autonomous vehicles, Voyager Group Inc., a Cayman Islands exempted company, or Voyager, issued, in connection with its Series A funding round, Series A preferred shares to SVF II Voyager (Singapore) Pte. Ltd., an entity controlled by Softbank Group Corp., certain other investors and us for a total consideration of US$525.0 million. In October 2024, Voyager Group Inc. completed a new round of financing and issued certain preferred shares to investors, including us, for a total consideration of approximately US$298.0 million. We currently hold 69.0% of its total equity interests.

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

DiDi Freight Private Financing

In the first quarter of 2021, our subsidiary that provides intra-city freight services, City Puzzle Holdings Limited, also raised funds through private financing. In 2024, City Puzzle Holdings Limited repurchased certain of its series A and series A+ preferred shares at their respective original issue prices, for an aggregate consideration of US$408 million. Following these repurchases, we currently hold 70.2% of its total equity interests.

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

Electric mobility. Electric vehicles are a natural fit for shared mobility. The benefits of lower operating and maintenance costs for electric vehicles as compared to vehicles with internal combustion engines are amplified by greater usage and higher mileage from shared mobility. To support the electric vehicles on our platform, we operate a large electric vehicle charging network in China. We have also cooperated with industry partners to promote electric vehicles on our platform. For example, we launched an electric vehicle known as the D1 in cooperation with a leading electric vehicle manufacturer in 2020, and we entered into a strategic cooperation with XPeng Inc. in August 2023, pursuant to which we will collaborate to promote the application of smart electric vehicles.

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

Our business has achieved significant scale since our founding in 2012. Our revenues were RMB140.8 billion, RMB192.4 billion and RMB206.8 billion (US$28.3 billion) in 2022, 2023 and 2024, respectively. Our loss for the year was RMB11.7 billion and RMB4.8 billion in 2022 and 2023, respectively, and our profit for the year was RMB1.3 billion (US$174.6 million) in 2024.

Our Adjusted EBITDA (non-IFRS) results were a loss of RMB8.5 billion in 2022, and gains of RMB1.7 billion and RMB7.4 billion (US$1.0 billion) in 2023 and 2024, respectively. Our Adjusted EBITA (non-IFRS) results were losses of RMB12.6 billion and RMB2.1 billion in 2022 and 2023, respectively, and a gain of RMB4.3 billion (US$0.6 billion) in 2024.

Adjusted EBITDA and Adjusted EBITA are non-IFRS financial measures used by our management to evaluate our operating performance. We define Adjusted EBITDA as profit (loss) for the year before (i) investment income (loss), net, (ii) share of profit (loss) of equity method investees, (iii) interest income, (iv) finance (costs) income, net, (v) fair value changes of preferred shares issued by subsidiaries, (vi) income tax benefit (expense), (vii) share-based compensation expenses, (viii) amortization of intangible assets, (ix) gain or loss on disposal or deemed disposal of subsidiaries, (x) impairment of goodwill and intangible assets acquired from business combination, and (xi) depreciation of property and equipment and right-of-use assets. Adjusted EBITA is defined as profit (loss) for the year before the first ten of these eleven items. These non-IFRS financial measure are not defined under IFRS and are not presented in accordance with IFRS. They should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of our operating performance. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-IFRS Financial Measures.”

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

The diagram below depicts the home screen of our DiDi Chuxing app in China where consumers can access our mobility and other essential services:

13:52
北京
扫一扫
最多人选
三元桥-地铁站 >
凤凰汇购物中心
-西南门
常用上车点
三元桥地铁站B口
凤凰置地广场
三元NEO新境
出国打车
Departure
Enter your destination
Reserve
Book a Ride for Others
Airport Transfer Service
Ride Hailing
Hitch
Chauffeur
Minibus
Online Taxi
Carpooling
Express Delivery
Finance
Refueling / Charging
Premier
Intra-City Freight
Car Accessories
Leasing
Bike and E-Bike Sharing
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

There were approximately 5.1 million electric vehicles registered on our platform as of December 31, 2024, and electric vehicles fulfilled approximately 68% of the monthly mileage on our ride hailing platform in December 2024.

Charging

We have a large electric vehicle charging network in China, operated in part by us and in part by our national and local partners. Drivers can see which charging devices are available through our app, which reduces wait time and maximizes the amount of time that drivers can spend serving riders and earning income.

As of the end of 2024, our extensive charging network covers more than 240 cities, enabling more drivers to charge their electric vehicles quickly and conveniently.

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

The following diagrams depict the key screens of our DiDi Rider (International Version) app:

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

We had 677 million annual active users and 32 million annual active drivers worldwide for the twelve months ended December 31, 2024. We will continue to improve our services and strengthen technological innovation to serve drivers and users worldwide.

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

Smart Customer Service. We strive to enhance user experience with high-quality care and support. To that end, we have adopted a smart customer service platform that combines self-service solutions with the adoption of AI-empowered automated robotic processes. Our self-service solutions represent an important part of our smart customer service platform and have been built up based on continual investment in our data and systems capabilities. We rely on self-service solutions to address a diverse range of customer needs, including to recover lost goods, receive invoices, report hazardous driving and obtain fee adjustments, among others. We also rely on robotic processes to automate customer interactions. Among other functions, our text-based robotic customer service responds to simple queries, obtains information from customers and guides customers to our self-service solutions. In 2016, we pioneered and adopted an intelligent responsibility assignment system. This system is built around an integrated deep learning model and large language model (LLM) that are capable of automatically assigning responsibility in disputes. This model combines cutting-edge natural language processing (NLP) models, time series data modelling, multimodal fusion, small samples, and migration learning technologies. We apply intelligent responsibility assignment primarily to assign responsibility for trip cancellation and fee contestations.

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

Cloud Computing. We have built large-scale core cloud services, including both traditional cloud and AI cloud services. Our strong infrastructure capabilities can efficiently support a significant volume of real-time user queries, big data computing tasks, AI training tasks and inference requests.

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

We have been building and refining our autonomous driving business. We have developed proprietary Level 4 full-stack autonomous driving software built upon both real-world driving data and simulative data. Our comprehensive technology includes onboard software modules such as localization, perception, prediction, planning and vehicle control; off-board tools and infrastructure such as simulation and data pipeline; and vehicle-to-everything (V2X) technology. We have assembled a team of over 1,000 experts in the field and have been conducting testing of our fleet in Shanghai, Guangzhou and Beijing. On November 22, 2024, Mr. Bob Bo Zhang, our previous Chief Technology Officer, resigned from his position with us to focus on the business of Voyager Group Inc., our subsidiary that is engaged in the development and commercialization of autonomous vehicles. Mr. Zhang currently maintains his duties and responsibilities as the Chief Executive Officer of Voyager Group Inc.

We held an autonomous driving open day event on April 13, 2023, where we unveiled our first concept robotaxi, the DiDi Neuron. In 2024, we launched fully driverless testing in both Guangzhou and Beijing.

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

ENVIRONMENTAL, SOCIAL AND GOVERNANCE

We firmly believe that creating social value and fulfilling our responsibility to society is not only the right thing to do, but also the key to our company’s success. We are committed to providing our global users with safer, more convenient and more diversified transportation services. Below are some of the ways we are using technology-driven development to make mobility more environmentally friendly and available to all.

Technology-Driven Development

Adhering to the philosophy of “Technology with Empathy and Warmth, User First”, we have been advancing services to promotes rides that are safe, elder-friendly and barrier-free.

We have launched the “Health Center” module within the DiDi Driver app to create a one-stop self management platform for the drivers’ personal health and wellbeing. This module integrates five core functions, including health assessment, health management plan, wellness courses, health condition reporting and medical service connections. We have also introduced a guardian tool to help address the travel needs of elderly, teenage, night travelers, cross-city commuters and long-distance passengers, enhancing trip safety and convenience for our users.

We have launched a WeChat mini program called “DiDi Senior Edition” that features elderly-friendly designs such as large font sizes, one-click ride-hailing, phone booking, cash payment options and prioritized orders for medical needs. We have also equipped our DiDi app with “text to speech” functions, making it easier for visually impaired users to access our services. We provide accessible services for guide dog users, as well as barrier-free mobility services for visually impaired users. For example, we launched an initiative to assist passengers with certified guide dogs in finding a car, avoiding rejection, and completing their trips smoothly.

As of the end of 2024, we completed 225 million trips to over 6.9 million elderly people, and our accessible services for guide dog users covered 139 cities, with over 3.0 million drivers certified to provide accessible services.

Environmentally Friendly

We strive to contribute to the environment through implementing a comprehensive green and low-carbon strategy. We collaborate closely with our partners to contribute to the sustainable and green development of the mobility industry. There were approximately 5.1 electric vehicles registered on our platform as of December 31, 2024 and electric vehicles fulfilled approximately 68% of the monthly mileage on our ride-hailing platform in December 2024. By promoting green mobility, we have helped reduce greenhouse gas emissions by the equivalent of approximately 7.94 million tons of carbon dioxide.

Leveraging digital technology, we have developed a set of internal carbon management tools called “Evergreen”. This toolset empowers us to dynamically count five key green indicators per order: total carbon emissions, carbon emissions intensity, carbon emissions avoidance, green mileage ratio, and electrification ratio. Supported by our Evergreen platform, we have also launched “DiDi Carbon Credits” to encourage users to participate in green mobility. With “DiDi Carbon Credits”, users can track the carbon emissions avoidance achieved with each order and accumulate the energy over time to earn rewards like monthly DiDi Carbon Credits medals and low-carbon mobility vouchers. This incentivizes continued low-carbon mobility practices. Moreover, “DiDi Carbon Credits” provides users with engaging environmental conservation opportunities. As of the end of 2024, we had rolled out “DiDi Carbon Credits” to over 298 cities in China. This project encourages users to choose low-carbon mobility methods to protect the environment. We have increased the recyclability rate of bicycle plastic parts on our latest bicycle model to over 90%, relying on a full lifecycle management system that integrates the entire industrial chain.

We continue to support our suppliers in implementing energy-efficient upgrades and retrofits in their data centers by adopting digital energy-saving technologies, procuring green electricity, and building self-owned distributed photovoltaic systems with the goal of improving energy efficiency and reducing carbon emissions. In 2024, a number of our suppliers’ data centers in China enhanced their carbonization efforts through the adoption of green electricity, including one that transitioned to only using renewable energy sources for power.

Available for All

We prioritize “User Value Creation” as one of our core values, with a focus on enhancing the protection of user rights. In 2024, we began integrating the use of artificial intelligence technologies across a range of customer service scenarios to elevate customer service standards.

We are committed to fulfilling our social responsibilities by consistently creating flexible income opportunities. We strive to optimize our efforts towards reducing costs and stabilizing incomes for drivers, promoting a harmonious and inclusive environment between drivers and riders, and enhancing driver support. We have offered both online and offline skills training to empower drivers. We have launched a variety of care activities tailored for driver groups. For example, our DiDi Care Fund provides charitable assistance to drivers who have special needs, while the DiDi Seeds Program facilitates the educational development of children from driver families. By the end of 2024, we have awarded DiDi Seed Scholarships to 1,400 children from these families through the DiDi Seeds Program.

In collaboration with our partners, we have actively advanced the development of sustainable supply chains. We have conducted regular anti-corruption and anti-bribery training for our suppliers. We ask our suppliers to abide by international and local laws and regulations, prohibiting forced labor, child labor, and gender and racial discrimination. Additionally, we have implemented entry assessment rules for suppliers, covering environmental permits, eco-friendly policies, and energy conservation and consumption reduction measures.

Diversity and Inclusion

We consistently uphold the principles of diversity, equality and inclusion. We established the DiDi Women’s Network in 2017, which aims to foster a more favorable work environment for women.

We have adopted a strict zero-tolerance policy towards any form of discrimination, harassment or threatening behaviors based on gender, location, age, race, religion, pregnancy and disability. We have set up anti-discrimination provisions in our recruitment guidelines, included anti-sexual harassment requirements in our employee handbook as well as supplier terms and conditions. We have provided anti-harassment complaint channels, and legal and psychological skill training on sexual harassment in the workplace. We also strictly adhere to the principle of fair pay, which ensures that all employees receive equal pay for equal work, regardless of their gender, age, ethnicity, or region. In 2024, we won the “Best Inclusion Award” at the 2024 Innovating for Public Urban Technology Transformation (INPUT2) Competition of the Asia-Pacific Economic Cooperation (APEC) and was featured in the Collection of Outstanding Cases in Creating Family-friendly Workplaces, compiled by the All-China Federation of Trade Unions and other organizations.

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

We use a combination of the following methods and initiatives to protect the safety of everyone who uses our platform:

●	Background checks and screening. We verify the documentation, including the driver’s license and vehicle registration license, of drivers who register on our platform. We also have certain requirements implemented in accordance with applicable regional regulations, including minimum and maximum age requirements, driving experience, no severe criminal record, no record of dangerous driving or driving under the influence, and no record of drug use. In addition to conducting background reviews of new drivers when they register on our platform, we also periodically conduct background reviews of existing drivers. If an existing driver fails a background review, their account will be blocked from accessing our platform to ensure the safety of rides on our platform. Riders can register on our platform by verifying their cellphone number.
●	DiDi Safeguard. We have developed a comprehensive set of safety measures to safeguard riders throughout their entire ride, from when a rider requests a trip to his or her arrival at the destination point.
●	Emergency contacts and police assistance. Both drivers and riders can set up emergency contacts in the safety center in our app and choose to share their real-time trip information automatically to their emergency contacts via SMS during a pre-set time frame. We also have a police assistance button in our app, which allows riders to make emergency calls to the police. Once a rider makes an emergency call to the police, our system will automatically generate an SMS to notify all emergency contacts that the rider has reached out to the police and share the rider’s trip information and location in real time. Additionally, our customer service team is available around the clock to assist customers with any safety concerns. Through our app, customers are able to easily access messaging or calling options to obtain assistance from us.
●	Safe driving. Our system detects signs of dangerous driving patterns, including fatigue, distraction, speeding, accelerating and turning too fast, and braking too hard. In addition, if the vehicle is stopped for too long at a location during a trip, we will send a message to the rider for him or her to confirm the status of the trip. We provide a guardian tool through which a rider’s friends and family can keep track of the rider’s trip status, with a focus on providing visibility into trips by elderly, teenage and non-local riders, as well as long-distance or night trips. The tool can automatically share boarding and alighting reminders, itinerary information, tracking information with friends and family. Through the tool, friends and family can also contact the driver or the platform, pay for the fare, turn on in-car video, complete real-name authentication, and access other services.
●	Ratings. We provide a ratings system to riders, which serves as a channel for riders to provide instant feedback on their ride experiences. At the end of each ride, the rider is prompted to rate the driver on a scale of 1 to 5 stars. Our ratings system allows riders to provide anonymous feedback. We take rider ratings feedback very seriously. If a driver is rated below average, the driver may contact our customer service to discuss and address the issues. Riders may put particular drivers on a personal blacklist so that they are no longer dispatched to those drivers. Additionally, drivers may put particular riders on a personal blacklist so that they are no longer dispatched to pick them up.
●	Driver and Vehicle matching. If riders find that the drivers or vehicles for their trip do not match the information listed in the app, they can provide feedback through the app or over the phone, and if it is confirmed that the driver or vehicle does not match the registered details, both the driver and the vehicle will be banned.

●	Hitch-specific initiatives. We have implemented heightened screening procedures for car owners that use our hitch service. In addition to real name verification, we require private car owners to verify their identity through facial recognition in the registration process. We use facial recognition verification at registration and pick-up to prevent wrongful or false use of user identity. We protect the privacy of passengers by displaying minimal personal information on our app. For example, personalized profile photos and gender information are not available on our app. We also limit the number of orders for each car owner to preserve the ride-sharing nature of hitch.
●	Safety education and campaigns. We have set up a set of comprehensive safety management committees. We educate drivers on our policies, service standards, safety guidelines, and how to receive ride requests, and we require them to take exams on an in-app e-learning platform to enhance their safety awareness. We also regularly communicate our approach and safety concerns and safety initiatives with riders, drivers and other stakeholders.

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

DATA PRIVACY AND SECURITY

We are committed to protecting the personal information of all of our users, including drivers, consumers, and other third parties. Our overarching policy, the DiDi Information and Data Security Specifications, provides the core principles for our comprehensive information and data security protection framework, and we have developed and implemented policies on data collection, processing and usage across our platform to safeguard the data we collect. We regularly review these policies and their implementation. We have established an Information Security Committee which is responsible for ensuring compliance with our internal policies as well as the applicable laws and regulations concerning data privacy and security.

We have instituted strict procedures for collecting, transmitting, storing and using user data pursuant to our data security and privacy policies. Prior to collecting any user data, we evaluate and confirm that such collection is in compliance with the applicable laws. We provide our users a copy of our Privacy Policy to inform them of the scope and purpose of the data we collect. All user data may be stored only until the business purposes for collecting and processing the data has been fulfilled, after which the data must be destroyed or anonymized. We have also adopted internal guidelines and controls, applicable to all of our employees, suppliers and contractors, under which we grant classified access to confidential personal data only to limited persons with strictly defined and layered access authority to our data and systems. Where permitted by local regulations and subject to any required consent from our users, we may share data, typically in anonymized form, with third parties to assist those third parties in providing services to our users.

We maintain a comprehensive data security program to protect the confidentiality and integrity of our data across all aspects of data collection and processing. We have also built a cybersecurity risk identification platform that covers hosts, terminals, networks and applications, which helps us prevent, respond to and cope with cybersecurity attack incidents. In addition, we employ security measures such as encryption, access control, de-identification and anonymization when we use or store sensitive personal information, ensuring that such information is securely stored for legally permitted periods of time, and is safely deleted or anonymized upon expiry of the applicable retention period. We conduct regular audits of our information and data security practices to assess risks from the perspectives of personal information protection, data security, and network security. We also conduct regular cybersecurity trainings for our employees.

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

We have obtained certifications to help us ensure that our systems conform to domestic and international standards, including Cybersecurity Classified Protection Level 3 Certification, Data Security Capability Maturity Model (DSMM) Level 4 Certification, Mobile Application (App) Security Certification, ISO 20000 (relating to the performance of our service management systems), ISO 22301 (relating to the ability of our management system to respond to disruptive events), ISO 27001 (relating to the performance of our information security systems) and ISO 27701 (relating to the performance of our privacy information management systems). We review and refine our systems on an annual basis to ensure that they remain compliant with the standards we observe. We have established the DiDi Supervisory Committee for Personal Information Protection, an oversight body composed mainly of external experts, to provide comprehensive guidance and supervision of the company’s personal information protection efforts. In terms of personnel training, in addition to safety awareness training, we also conduct specialized training programs for our product and development staff to help enhance their overall safety capabilities.

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

PRC REGULATIONS

Regulations Relating to Corporate Governance and Foreign Investment

The establishment, operation and management of companies in the PRC are mainly governed by the Company Law, which was issued by the Standing Committee of the National People’s Congress and was last amended in December 2023. The revised Company Law took effect in July 2024. Among other things, the law stipulates that the subscribed capital contributions in a limited liability company must be fully paid by the shareholders within five years of the incorporation date of such company. The Provisions on Implementing the Registered Capital Registration and Management System under the PRC Company Law promulgated by the State Council in July 2024 further set out some transitional arrangements for companies established prior to June 30, 2024. The Company Law applies to both PRC domestic companies and foreign-invested companies.

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

Pursuant to the Foreign Investment Law, the State Council shall promulgate or approve a list of special administrative measures for access of foreign investments. The Foreign Investment Law grants treatment to foreign investors and their investments at the market access stage which is no less favorable than that given to domestic investors and their investments, except for the investments of foreign investors in industries deemed to be either “restricted” or “prohibited.” The list of industries in these two categories is sometimes referred to as the “negative list.” The Foreign Investment Law provides that foreign investors may not invest in the prohibited industries and must meet such requirements as stipulated for making investment in restricted industries. The most recent list of restricted and prohibited industries can be found in the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2024 version), which was promulgated by the National Development and Reform Commission and the Ministry of Commerce and took effect from November 1, 2024. Industries that are not restricted or prohibited are generally open for foreign investments unless specifically restricted by other PRC laws.

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

In addition, the Administrative Measures on Internet Information Services, which were promulgated by the State Council in September 2000 and most recently amended in December 2024, classify internet information services into commercial internet information services, which refers to the provision, with charge of payment, of information or website production or other service activities to online users via the internet, and non-commercial internet information services, which refers to the provision, free of charge, of information that is in the public domain and openly accessible to online users via the internet. The measures require that a provider of commercial internet information services shall obtain a VATS License for internet information services, often referred to as an ICP License, and a provider of non-commercial internet information services shall carry out record-filing procedures with the provincial level counterparts of the MIIT.

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

According to the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2024 version) and the Administrative Regulations on Foreign-Invested Telecommunications Enterprises, which were most recently amended by the State Council on April 7, 2022 and took effect on May 1, 2022, the equity interest of foreign investors in value-added telecommunications enterprises that are open for foreign investment according to China’s WTO commitment may not exceed 50%, except as otherwise stipulated by the state. Foreign investment in entities holding VATS Licenses for internet data center services, content delivery network services, domestic internet protocol virtual private network services and internet access services, which are not open for foreign investment according to China’s WTO commitment, are generally prohibited, except that qualified telecommunication service providers incorporated in Hong Kong or Macau may hold up to 50% equity interest in such entities according to the Mainland and Hong Kong Closer Economic Partnership Agreement or the Mainland and Macao Closer Economic Partnership Agreement, respectively. From May 1, 2022, the amended Administrative Regulations on Foreign-Invested Telecommunications Enterprises cancelled the qualification requirement on the primary foreign investor in a foreign invested value-added telecommunications enterprise for having a good track record and operational experience in the value-added telecommunications industry as stipulated in the previous version.

On April 8, 2024, the Ministry of Industry and Information Technology of the People’s Republic of China, or the MIIT, promulgated the Notice on the Pilot Program for Expanding the Opening up of Value-added Telecommunications Services. The notice provides for the establishment of a number of pilot programs, which are to be initially carried out in designated districts in Beijing, Shanghai, Hainan and Shenzhen. In these districts, restrictions on foreign equity ratios will be removed for internet data centers, content delivery networks, internet service providers, online data processing and transaction processing, information releasing platforms and delivery services included in information services (excluding the operation of internet news information, online publishing, online audio and video and internet culture), and information protection and processing services.

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

On July 27, 2016, the Ministry of Transport, the MIIT, the Ministry of Public Security, the Ministry of Commerce, the State Administration for Market Regulation and the CAC jointly promulgated the Interim Measures for the Management of Online Ride Hailing Operation and Service, which took effect on November 1, 2016 and was last amended on November 30, 2022. These measures were promulgated to regulate the business activities of online ride hailing services and to ensure the safety of passengers by establishing a regulatory system for the platforms, vehicles and drivers engaged in online ride hailing services. According to these measures, (i) the competent transport department of the State Council shall be responsible for guiding the administration of online ride hailing services nationwide, (ii) the competent transport department of the government of a province or an autonomous region shall be responsible for guiding the administration of online ride hailing services within its respective administrative region, and (iii) the competent transport department of a municipality directly under the central government, a city divided into districts, a county, or other competent administrative department designated by the government shall be responsible for the specific administration of online ride hailing service. Before carrying out online ride hailing services in a region, an online ride hailing service platform must obtain a permit for the online ride hailing business from the competent administrative department in such region, provided that the permit for its first-time application is obtained from the competent administrative department in the place of its enterprise registration. In addition, an online ride hailing service platform must also complete the record filing of internet information services with the provincial communications administration in the place of its enterprise registration before it starts operations. Such platform must be capable of exchanging and processing the information and data with its servers located within the PRC, have service organizations and service capabilities in locations where the services are provided, establish a sound operational management system, work safety management system and service quality assurance system, and fulfill other conditions as prescribed. Platforms that conduct the online ride hailing business without obtaining the necessary permit may be subject to an order of correction, a warning by the local authority, a fine of RMB10,000 to RMB30,000, or even criminal liabilities if a violation constitutes a crime. Vehicles used for online ride hailing services must also satisfy certain conditions in order to obtain the transportation permit for vehicles used for online ride hailing services, including, among others, installation of satellite navigation system and emergency alarm devices, and meeting certain operational safety criteria. These measures also impose certain requirements on drivers engaged in online ride hailing services, including, among others, a driving experience of more than three years and no transport or driving related or violent criminal offense or violent crime record. Drivers must meet the prescribed conditions and pass the exams before they can obtain the driver’s license for online ride hailing services. Platforms may be subject to an order of correction and a fine of RMB5,000 to RMB10,000, and in severe cases a fine of RMB10,000 to RMB30,000, if the vehicle or driver providing the online ride hailing services has not obtained the applicable permit. Furthermore, these measures also provide that competent local governmental authorities may formulate detailed implementing rules for their respective regions in accordance with the Interim Measures and in light of local conditions.

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

On December 21, 2016, Shanghai Municipal People’s Government promulgated the Provisions on the Management of Online Ride Hailing Operation and Service in Shanghai, which was most recently amended on November 25, 2024. These provisions stipulate that an online ride hailing service platform shall have office space, service network and management personnel that match the number of registered vehicles and drivers in Shanghai, and purchase carrier’s liability insurance. Vehicles used for online ride hailing services shall be registered in Shanghai, meet the relevant standards, pass the environmental protection and safety performance test, purchase the required insurance, be installed with positioning devices and emergency alarm devices, and be connected to the regulatory platform.

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

On November 17, 2023, the MIIT, the Ministry of Public Security, the Ministry of Housing and Urban-Rural Development and the Ministry of Transport issued, with effect from the same day, the Notice of Implementing the Pilot Program of Access and On-road Traffic of Intelligent Connected Vehicles. This notice also included an annex setting out implementation guidelines for the pilot program. The notice and its implementation guidelines established a pilot program for the on-road testing of intelligent connected vehicles. Pursuant to the notice, the authorities may select intelligent connected vehicles for on-road traffic pilot programs on the basis of road tests and product demonstrations. Eligible intelligent connected vehicles are those which are equipped with L3 or L4 autonomous driving functions (as defined in the Taxonomy of Driving Automation for Vehicles) and are capable of being mass produced. To be considered for the pilot, manufacturers and users of these vehicles must jointly develop an application plan and apply for the pilot qualification. The users must purchase vehicular insurance, apply for registration, monitor the operation of the vehicle, and ensure that the vehicle is used safely. If the intelligent connected vehicle will be used to provide transportation services as part of the pilot, the requisite operational licenses license must also be obtained. The implementation guidelines provide that the users of the vehicles must (i) be an independent legal person registered under the PRC law that has fixed business premises in the city where the intelligent connected vehicles are to be operated and the capabilities to effectively support the development of safety and security work for the operation of the intelligent connected vehicles; (ii) establish a team that includes a team lead and management personnel, each with specified tasks and duties, to ensure the safe operation of the intelligent connected vehicles; (iii) establish a sound operational safety system, monitor the intelligent connected vehicles to ensure road safety, and respond in the event of emergencies, and (iv) obtain the appropriate operational licenses and qualifications if the user is engaged in the operation of transportation services. On July 26, 2024, the Ministry of Natural Resources promulgated the Notice on Strengthening the Administration of Surveying, Mapping and Geoinformation Security Relating to Intelligent Connected Vehicles. This notice provides that surveying and mapping activities related to intelligent connected vehicles must be conducted in accordance with the law, that confidential and sensitive geographic information data must be strictly managed, and that electronic navigation maps must be strictly reviewed. In addition, the notice implements requirements for the storage of geoinformation data and cross-border transfer of such data, strengthens the regulation of geoinformation security, and encourages the exploration of geographic information security applications.

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

Article 10 of the Revised Cybersecurity Review Measures also set out certain general factors which would be the focus in assessing the national security risk during a cybersecurity review, including (i) risks of critical information infrastructure being illegally controlled or subject to interference or destruction; (ii) the harm caused by the disruption of the supply of the product or service to the business continuity of critical information infrastructure; (iii) the security, openness, transparency and diversity of sources of the product or service, the reliability of supply channels, and risks of supply disruption due to political, diplomatic, trade and other factors; (iv) compliance with PRC laws, administrative regulations and departmental rules by the provider of the product or service; (v) the risk of core data, important data or a large amount of personal information being stolen, leaked, damaged, illegally used, or illegally transmitted overseas; (vi) the risk that critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, and maliciously used by foreign governments for a listing, as well as network information security risks; and (vii) other factors that may endanger the security of critical information infrastructure, cybersecurity and data security.

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

On September 24, 2024, the State Council published the Regulations on the Administration of Cyber Data Security, which took effect on January 1, 2025. These regulations provide detailed operational guidelines for implementing the Cybersecurity Law, the Personal Information Protection Law and the Data Security Law. Under these regulations, data processors must identify and report important data, processors of important data must adopt specific measures to secure important data, such as designating a personnel and management body responsible for network data security, conducting risk assessment under prescribed circumstances and submitting annual risk assessment reports to the competent authorities. Failure to protect important data, including failure to identify and report important data, can lead to administrative penalties, including fines, suspension of business operations and revocation of business licenses. Furthermore, large-scale personal information processors who process over 10 million individuals’ personal information must also designate a data security management body and responsible personnel to perform the data security protection obligations, and report to the authorities their data disposal plans and the details of any persons receiving such data in the case of any merger, division, dissolution or bankruptcy that may impact data security.

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

Regulations Relating to Micro-loan Companies

On May 4, 2008, China Banking Regulatory Commission (which subsequently was merged into the China Banking and Insurance Regulatory Commission and then into the National Financial Regulatory Administration) and the People’s Bank of China jointly promulgated the Guiding Opinions on the Pilot Operation of Micro-Loan Companies, which provide that a micro-loan company shall be a limited liability company or joint stock company established with investments from natural persons, legal-person enterprises or other social organizations, and shall not absorb the public deposits and operates micro-loan business. To apply for setting up a micro-loan company, the applicant shall file a formal application with the competent authorities of the provincial government, and, upon approval, it shall apply to the local administrative for market regulation for handling the registration formalities and obtain the business license. It is also required to file the material with the local public security authority, the local branch of the China Banking and Insurance Regulatory Commission and the People’s Bank of China. In addition, these opinions also stipulate the requirements on the source, application of funds of micro-loan companies, including among others, (i) the major sources of funds shall be the capital injected by the shareholders, donated capital and the capital borrowed from a maximum of two banking financial institutions; (ii) the balance of the capital borrowed from banking financial institutions shall not exceed 50% of the net capital as prescribed by laws and regulations; (iii) micro-loan companies shall have the autonomy to select prospective borrowers based on the principle of serving the development of farmers, agriculture and rural economy. Micro-loan companies are encouraged to provide credit services for farmers and mini-size enterprises and make more efforts in increasing their number of clients and enlarging the coverage of services.

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

On December 31, 2024, the National Financial Regulatory Administration promogulated the Interim Measures for the Supervision and Administration of Micro-loan Companies, which stipulate the requirements for business operations, corporate governance and risk management, consumer rights protection, exit mechanisms and other aspects of micro-loan companies. The interim measures provide, among other things, that (i) micro-loan companies engaging in online micro-loan business must comply with all provisions regarding micro-loan companies under the measures; (ii) micro-loan companies must not issue or act as agents for the sale of financial products such as wealth management products, trusts, or funds or purchase financial products other than fixed-income securities; (iii) micro-loan companies must calculate the annualized interest rate of their loans and specify the same in their loan contracts without violating relevant national regulations, and if there are fees collected by cooperating institutions for loan assistance information services, guarantee enhancement, or other charges, the micro-loan company must truthfully and completely inform the borrower in writing; (iv) online micro-loan companies must establish a risk prevention and control system that includes a data-driven risk control model, anti-fraud system, risk identification mechanism, risk monitoring tools, risk disposal measures, and a customer identification and registration system; (v) when micro-loan companies conduct marketing and customer acquisition through internet platforms such as websites, mobile applications, or mini-programs, or when they publish loan products or disburse loans, they must file with the local financial regulatory authorities the information of the internet platforms and the detailed product information; and (vi) when collecting, storing, or using customer information, micro-loan companies and their internet platforms must follow the principles of legality, propriety, and necessity, and micro-loan companies and their internet platforms must not collect, store, use, process, transmit, provide to others, disclose, or delete customer information without the authorization or consent of the customer. In addition, the conditions for the operating areas of online micro-loan companies will be separately stipulated by other laws and regulations to be promulgated in the future.

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

Regulations Relating to Online Freight Transport Services

The Regulations on Road Transportation, which were promulgated by the State Council on April 30, 2004 and most recently amended on July 20, 2023, and the Provisions on Administration of Road Transportation and Stations (Sites) issued by the Ministry of Transport, on June 16, 2005 and last amended on November 10, 2023, require that any individuals or institutions that applies for operation of freight transportation shall have: (i) qualified vehicles for operations; (ii) competent drivers under 60 years old with driving licenses and qualification certificate (except for drivers who use general freight vehicles with a total mass of 4.5 tons or less), and (iii) sound and proper administrative systems for safe operation. The transportation administrations at the county level (districted city level, if for dangerous cargos transportations) is responsible for the issuance of the operation permit for the freight transport operating enterprise and the operation licenses for the freight transport operating vehicles. The enterprise shall conduct freight transportation operation in accordance with the scope specified under its road transportation permit and shall not transfer or rent such permit to others.

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

On September 11, 2020, the Anti-Monopoly Commission of the State Council issued Anti-Monopoly Compliance Guideline for Operators, which was amended on April 25, 2024. The guideline requires operators to establish anti-monopoly compliance management systems under the PRC Anti-Monopoly Law to manage anti-monopoly compliance risks. On February 7, 2021, the Anti-Monopoly Committee of the State Council promulgated the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, aiming to provide guidelines for supervising and prohibiting monopolistic conduct in connection with the internet platform business operations and further elaborate on the factors for recognizing such monopolistic conduct in the internet platform industry as well as concentration filing procedures for business operators, including those involving variable interest entities. Pursuant to these guidelines, the methods of an internet platform collecting or using the privacy information of internet users may also be one of the factors to be considered for analyzing and recognizing monopolistic conducts in the internet platform industry. For example, whether the business operator compulsorily collects unnecessary user information may be considered to analyze whether there is a bundled sale or additional unreasonable trading condition, which is one of the behaviors constituting abuse of dominant market position. In addition, factors including, among others, providing differentiated transaction prices or other transaction conditions for consumers with different payment ability based on consumption preferences and usage habits analyzed using big data and algorithms is also one of the behaviors constituting abuse of dominant market position. Furthermore, whether the business operators are required to “choose one” among the internet platform and its competitive platforms may be considered to analyze whether such internet platform operator with dominant market position abuses its dominant market position and excludes or restricts market competition. As these guidelines were only issued recently, there are still substantial uncertainties as to their interpretation and implementation in practice.

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

On March 10, 2023, the State Administration for Market Regulation promulgated the Provisions on Prohibiting Monopoly Agreements, the Provisions on Prohibiting Abuse of Dominant Market Positions, the Provisions on the Examination of Concentrations of Undertakings and the Provisions on Prohibiting the Acts of Eliminating or Restricting Competition by Abuse of Administrative Power, all of which came into effect on April 15, 2023. These provisions specify and refine the provisions of the Anti-monopoly Law. For example, these provisions specify the conditions for suspending the review period for calculating the concentration of undertakings, clarify the judgment factors of “control” and “implementation of concentration” in the review of concentration of undertakings, optimize the calculation of turnover of undertakings involved in concentration, etc. In addition, factors for determining whether a concentration has been implemented include, but are not limited to, the completion of market entity registration or right holder change registration, assignment of senior management, actual participation in business decisions and management, exchange of sensitive information with other undertakings, and substantial integration of business. Besides, an operator with a leading market position may be deemed to have a dominant market position when the conditions are met. Such conditions include, among others, an undertaking’s capability to control the upstream and downstream markets, its financial and technological resources, the level of difficulty for other undertakings to enter the market, consistency of undertaking behaviors, market structure, transparency of the market and homogeneity of relevant commodities. These provisions further emphasize that operators with dominant market positions shall not utilize data, algorithms, technologies and rules of the platform, among others, to conduct acts of abusing their dominant market positions as stipulated thereunder. For example, according to the Provisions on Prohibiting Monopoly Agreements, where the legal representative, principal responsible person and directly responsible person of an undertaking assume individual responsibility for conclusion of a monopoly agreement, and if such person proactively reports the information on conclusion of the monopoly agreement and provides important evidences to the competent anti-monopoly enforcement authorities, the provisions of the mitigation of or exemption from penalties thereunder may apply. On January 22, 2024, the State Council promulgated the revised Regulations on the Standards for Declaration of Concentration of Undertakings, which further raised the declaration thresholds for concentration of undertakings.

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

On May 6, 2024, the State Administration for Market Regulation issued the Provisions on the Prohibition of Unfair Competition on the Internet, which took effect on September 1, 2024. Under these provisions, business operators must not utilize internet, big data, algorithms, or other technological means to engage in traffic hijacking, interference, malicious incompatibility, or similar acts by influencing user choices or through other methods that obstruct or undermine the normal operation of network products or services legally provided by other business operators. Specifically, business operators are not allowed to conduct activities that include (i) misleading, deceiving, or coercing users to modify, close, or uninstall network products or services legally provided by other business operators; (ii) maliciously causing incompatibility with network products or services legally provided by other business operators; (iii) intercepting or blocking information content and webpages legally provided by specific business operators; (iv) affecting the business choices of other operators by restricting transaction counterparts, sales regions or times, or participation in promotional activities; (v) illegally obtaining or using data legally held by other business operators; (vi) unreasonably providing different transaction terms to transaction counterparts under the same conditions, infringing on their right to choose fair transactions; and (vii) obstructing or disrupting the normal operation of network products or services legally provided by other business operators.

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

Value-added Tax

According to the Provisional Regulations on Value-added Tax promulgated by the State Council on December 13, 1993 and last amended on November 19, 2017, and the Implementing Rules of the Provisional Regulations on Value-added Tax promulgated by the Ministry of Finance on December 25, 1993 and last amended on October 28, 2011, all taxpayers selling goods, providing processing, repairing or replacement services or importing goods within the PRC shall pay VAT. According to the Implementing Rules of the Provisional Regulations on Value-added Tax, general taxpayers are subject to VAT rates of 17%, 11%, 6% and 0%, depending on the taxable activities they engage in. On April 4, 2018, the Ministry of Finance and the State Administration of Taxation issued the Circular on Adjustment of VAT Rates, which took effect on May 1, 2018. According to this circular, taxable goods previously subject to VAT rates of 17% and 11% became subject to lower VAT rates of 16% and 10%, respectively, starting from May 1, 2018. Furthermore, according to the Announcement on Relevant Policies for Deepening VAT Reform jointly promulgated by the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs, which took effect on April 1, 2019, taxable goods previously subject to VAT rates of 16% and 10% became subject to lower VAT rates of 13% and 9%, respectively, starting from April 1, 2019. As such, the VAT rates currently applicable to general taxpayers are 13%, 9%, 6% and 0%. In addition, according to the Implementing Rules of the Provisional Regulations on Value-added Tax, the VAT rate applicable to small-scale taxpayers is 3% unless otherwise stipulated by other laws and regulations. On December 25, 2024, the SCNPC promulgated the Value-Added Tax Law of the People’s Republic of China, which will become effective on January 1, 2026, at which time the Provisional Regulations on Value-added Tax will be abolished concurrently. According to the Value-Added Tax Law, once it becomes effective, the VAT rates applicable to general taxpayers will be 13%, 9%, 6% and 0%, and the VAT rate for calculating and paying VAT using the simplified tax calculation method will be 3%.

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

In order to comply with PRC laws and regulations, we have entered into a series of contractual arrangements in connection with the variable interest entities, including through Beijing DiDi Infinity Technology and Development Co., Ltd., or Beijing DiDi, with Xiaoju Technology, and its respective shareholders to obtain effective control over Xiaoju Technology and its subsidiaries. See “— Contractual Arrangements with the Variable Interest Entities” below.

The following diagram illustrates our corporate structure as of the date of this annual report, including our principal subsidiaries, the principal variable interest entity, and other entities:

(1)	Mr. Will Wei Cheng, Mr. Gang Wang, Mr. Bob Bo Zhang, Mr. Rui Wu and Mr. Ting Chen each hold 49.19%, 48.23%, 1.55%, 0.72% and 0.31% of the equity interests in Xiaoju Technology, respectively. Mr. Cheng is our founder, the chairman of our board of directors and our chief executive officer, Mr. Gang Wang is a shareholder of our company, Mr. Bob Bo Zhang is the chief executive officer of Voyager Group Inc., Mr. Rui Wu is our vice president of risk control and compliance, and Mr. Ting Chen is the general manager of a subsidiary of our company.

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

As a result of these contractual arrangements, certain of our PRC subsidiaries are considered the primary beneficiaries of the VIEs for accounting purposes. We have consolidated the financial results of the VIEs and their subsidiaries in our consolidated financial statements in accordance with IFRS. Neither DiDi Global Inc. nor any subsidiaries or investors of DiDi Global Inc. have an equity ownership (including foreign direct investment) in the VIEs, or control of the VIEs, through any form of equity ownership, and the contractual arrangements are not equivalent to an equity ownership in the business of the VIEs. Therefore, these contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs and we may incur substantial costs to enforce the terms of the arrangements. In addition, these agreements have not been tested in China courts. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The contractual arrangements with the VIES and their shareholders may not be as effective as direct ownership in providing operational control” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The shareholders of the VIES may have actual or potential conflicts of interest with us, which may adversely affect our business and financial condition.”

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

D.Property, Plant and Equipment

As of December 31, 2024, we leased office facilities around the world totaling over 250,000 square meters, including 27,607 square meters for our corporate headquarters in Beijing, China. We also lease offices in other parts of China and a number of other countries, including the United States, Mexico and Brazil.

We lease our premises under lease agreements. The lease terms are generally from one to six years with an option for us to renew. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

Item 4A.Unresolved Staff Comments

None.

Item 5.Operating and Financial Review and Prospects

Financial information discussed in this section is derived from our consolidated financial statements that appear elsewhere in this annual report. The financial statements have been prepared in accordance with IFRS, as issued by the IASB. The consolidated financial statements included in our annual reports on Form 20-F previously filed with the SEC were prepared in accordance with U.S. GAAP, and the most recent annual consolidated financial statements prepared in accordance with U.S. GAAP are those as of and for the fiscal year ended December 31, 2023. IFRS differs in certain respects from U.S. GAAP. An explanation of how the transition to IFRS has affected our consolidated financial statements, as well as the use of exceptions permitted or required by IFRS 1, is provided in note 40 to our consolidated financial statements. You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. Our actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we describe under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report.

A.Operating Results

OVERVIEW

We are a leading technology platform for shared mobility, with operations in China and 14 other countries through our platforms or our partnerships across the world. Our business model comprises four key components:

●	shared mobility;
●	energy and vehicle services;
●	electric mobility; and
●	autonomous driving.

Our business has achieved significant scale since our founding in 2012. Our revenues were RMB140.8 billion, RMB192.4 billion and RMB206.8 billion (US$28.3 billion) in 2022, 2023 and 2024, respectively. Our loss for the year was RMB11.7 billion and RMB4.8 billion in 2022 and 2023, respectively, and our profit for the year was RMB1.3 billion (US$174.6 million) in 2024.

We define Core Platform GTV as sum of GTV for our China Mobility and International segments. Core Platform GTV is an indication of the scale of our platform, which ultimately impacts revenues. Our Core Platform GTV was RMB236.0 billion, RMB341.4 billion and RMB392.7 billion (US$53.8 billion) in 2022, 2023 and 2024, respectively.

OUR FINANCIAL AND OPERATING MODEL

We operate our business in three segments: China Mobility, International and Other Initiatives. Our China Mobility segment accounts for the vast majority of our total revenues. Our International segment consists of our businesses outside of China, and our Other Initiatives segment comprises our new initiatives.

The table below sets forth our principal operations under each of the segments.

China Mobility	International	Other Initiatives
● Ride Hailing	● Ride Hailing	● Bike and E-Bike Sharing
● Chauffeur	● Food Delivery	● Certain Energy and Vehicle Services(1)
● Hitch	● Financial Services	● Intra-city Freight
● Online Taxi		● Autonomous Driving
● Financial Services
(1)	Certain Energy and Vehicle Services include our refueling, charging, and the leasing business that we carry out ourselves. The leasing business carried out by our business partners is included under China Mobility.

To evaluate our performance, we primarily look at several metrics:

●	Transactions. The number of completed rides for our China Mobility segment, completed rides or food deliveries for our International segment, and completed bike and e-bike sharing, energy and vehicle services, intra-city freight and financial services transactions. Transactions are counted by the number of orders completed, so a carpooling ride with two paying consumers represents two transactions, even if both consumers start and end their ride at the same place, whereas two passengers on the same ride hailing transaction count as one transaction.
●	GTV. The total dollar value, including any applicable taxes, tolls and fees, of completed Transactions without any adjustment for consumer incentives or for earnings and incentives paid to drivers for mobility services, merchant or delivery partners for food delivery services, or service partners for other initiatives.
●	Platform Sales: We define Platform Sales as GTV less all of the earnings and incentives paid to drivers and partners, tolls, fees, taxes and others. Platform Sales enables us to compare the performance of our China Mobility and International segments on a like-for-like basis.
●	Revenues. For each of our service offerings, we recognize revenues differently depending on who the customer is and whether we are the principal or agent in providing the service. We recognize revenues (i) on a gross basis (before subtracting driver earnings and incentives) when we are the principal in providing the service and (ii) on a net basis (after subtracting driver and partner earnings and incentives) when we are the agent in providing the service. For additional discussion related to revenues, see Note 3.1.15 to our consolidated financial statements.
●	Adjusted EBITDA. We defined Adjusted EBITDA as profit (loss) for the year before (i) investment income (loss), net, (ii) share of profit (loss) of equity method investees, (iii) interest income, (iv) finance (costs) income, net, (v) fair value changes of preferred shares issued by subsidiaries, (vi) income tax benefit (expense), (vii) share-based compensation expenses, (viii) amortization of intangible assets, (ix) gain or loss on disposal or deemed disposal of subsidiaries, (x) impairment of goodwill and intangible assets acquired from business combination, and (xi) depreciation of property and equipment and right-of-use assets. See “—Non-IFRS Financial Measures.”
●	Adjusted EBITA. We define Adjusted EBITA as profit (loss) for the year before (i) investment income (loss), net, (ii) share of profit (loss) of equity method investees, (iii) interest income, (iv) finance (costs) income, net, (v) fair value changes of preferred shares issued by subsidiaries, (vi) income tax benefit (expense), (vii) share-based compensation expenses, (viii) amortization of intangible assets, (ix) gain or loss on disposal or deemed disposal of subsidiaries, and (x) impairment of goodwill and intangible assets acquired from business combination. See “—Non-IFRS Financial Measures.”

China Mobility

Our China Mobility segment mainly comprises our ride hailing, chauffeur, hitch and online taxi services.

For ride hailing, we act as the principal in providing mobility services to consumers. We generate revenues on a gross basis from the amount paid by consumers for our service. Our revenues are equal to GTV less (i) tolls, fees and taxes and (ii) consumer incentives. Our revenues from ride hailing services in the PRC presented on a gross basis accounted for the vast majority of the total revenues within China Mobility for each of the years ended December 31, 2022, 2023 and 2024. Driver earnings and incentives are charged to cost of revenues.

For chauffeur, hitch and online taxi, we act as an agent by facilitating drivers or partners who provide online taxi and chauffeur services to consumers who need such services. We generate revenues on a net basis mainly from commissions that are paid by drivers or partners. These commissions represent a portion of the transaction value. Our revenues are equal to GTV less (i) tolls, fees and taxes and (ii) driver or partner earnings and incentives. Consumer incentives are generally charged to sales and marketing expenses.

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

	Gross Basis	Net Basis
Transaction Price of RMB10.0	10.0	10.0
Add: Tolls, Fees and Taxes	1.0	1.0
Less: Consumer Incentives	(0.9)	(0.9)
Consumer Pays	10.1	10.1
Transaction Price of RMB10.0	10.0	10.0
Add: Tolls, Fees and Taxes	1.0	1.0
GTV	11.0	11.0
Less: Tolls, Fees and Taxes	(1.0)	(1.0)
Less: Driver Earnings	N/A	(7.5)
Less: Driver Incentives	N/A	(1.0)
Less: Consumer Incentives	(0.9)	N/A
Revenues	9.1	1.5
Cost of Revenues
Driver Earnings	(7.5)	N/A
Driver Incentives	(1.0)	N/A
Sales and Marketing
Consumer Incentives	N/A	(0.9)

The table below illustrates key metrics for our China Mobility segment for the periods indicated.

	For the Year Ended December 31,
	2022	2023	2024
Operating Metrics
Transactions (in millions)	7,733	10,809	12,392
GTV (in RMB millions)	186,174	270,721	301,436
Platform Sales (in RMB millions)	34,627	47,878	60,057
Financial Metrics
Revenues (in RMB millions)	125,931	175,034	185,741
Adjusted EBITA (non-IFRS)(1) (in RMB millions)	(1,398)	5,323	9,184

Note:

(1)	See “—Non-IFRS Financial Measures.”

International

Our International segment mainly includes our ride hailing, food delivery and financial services in international markets, outside of China.

We act as an agent by connecting consumers who need ride hailing or food delivery services to drivers or partners who provide those services. We generate revenues on a net basis from commissions which are paid by drivers or partners. These commissions represent a portion of the transaction value for the service. Our revenues for our International ride hailing and food delivery business are generally equal to GTV less (i) tolls, fees and taxes, and (ii) driver and partner earnings and incentives and (iii) certain consumer incentives. Consumer incentives are recorded as a reduction of revenue if (i) they are payments to customers from an accounting perspective and there is no exchange of a distinct good or service to us or the fair value of the good or service received cannot be reasonably estimated, or (ii) they are not payments to customers from an accounting perspective but represent explicit or implicit obligations to consumers on behalf of drivers or partners. Otherwise, consumer incentives are charged to sales and marketing expenses. For further discussion related to consumer incentives, see Note 3.1.15 to our consolidated financial statements.

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

Net Basis
Transaction Price of RMB10.0	10.0
Add: Tolls, Fees and Taxes	1.0
Less: Consumer Incentives	(0.9)
Consumer Pays	10.1
Transaction Price of RMB10.0	10.0
Add: Tolls, Fees and Taxes	1.0
GTV	11.0
Less: Tolls, Fees and Taxes	(1.0)
Less: Driver and Partner Earnings(1)	(7.5)
Less: Driver and Partner Incentives(1)	(1.0)
Less: Consumer Incentives	(0.9)
Revenues	0.6

Note:

(1)	Partner refers to the applicable merchant or delivery partner.

The table below illustrates key metrics for our International segment for the periods indicated.

	For the Year Ended December 31,
	2022	2023	2024
Operating Metrics
Transactions (in millions)	1,953	2,660	3,613
GTV (in RMB millions)	49,821	70,629	91,258
Platform Sales (in RMB millions)	6,013	7,695	9,432
Financial Metrics
Revenues (in RMB millions)	5,863	7,842	11,043
Adjusted EBITA (non-IFRS)(1) (in RMB millions)	(4,014)	(2,302)	(1,846)

Note:

(1)	See “—Non-IFRS Financial Measures.”

Other Initiatives

Our Other Initiatives mainly consist of bike and e-bike sharing, certain energy and vehicle services, intra-city freight, autonomous driving and financial services. Revenue recognition for Other Initiatives varies depending on whether we are principal or agent in providing such services. See Note 3.1.15 to our consolidated financial statements. We attracted outside funding for our bike and e-bike sharing, autonomous driving, community group buying and intra-city freight businesses. See “Item 4. Information on the Company—A. History and Development of the Company—Subsidiary Financings.”

The table below illustrates key metrics for our Other Initiatives segment for the periods indicated.

	For the Year Ended December 31,
	2022	2023	2024

	(RMB in millions)
Financial Metrics
Revenues	8,998	9,504	10,015
Adjusted EBITA (non-IFRS)(1)	(7,212)	(5,106)	(3,011)

Note:

(1)	See “—Non-IFRS Financial Measures.”

NON-IFRS FINANCIAL MEASURES

Adjusted EBITDA and Adjusted EBITA are non-IFRS financial measures used by our management to evaluate our operating performance. We believe that it provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management team and board of directors.

We define Adjusted EBITDA as profit (loss) for the year before (i) investment income (loss), net, (ii) share of profit (loss) of equity method investees, (iii) interest income, (iv) finance (costs) income, net, (v) fair value changes of preferred shares issued by subsidiaries, (vi) income tax benefit (expense), (vii) share-based compensation expenses, (viii) amortization of intangible assets, (ix) gain or loss on disposal or deemed disposal of subsidiaries, (x) impairment of goodwill and intangible assets acquired from business combination, and (xi) depreciation of property and equipment and right-of-use-assets. Adjusted EBITA is defined as profit (loss) for the year before the first ten of these eleven items.

These non-IFRS financial measures are not defined under IFRS and are not presented in accordance with IFRS. They should not be considered in isolation or construed as an alternative to profit (loss) or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review these historical non-IFRS financial measures in light of their most directly comparable IFRS measures, as shown below. The non-IFRS financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The table below sets forth a reconciliation of Adjusted EBITDA (non-IFRS) and Adjusted EBITA (non-IFRS) to the most comparable financial measure or measures calculated and presented in accordance with IFRS for each of the periods indicated.

	For the Year Ended December 31,
	2022	2023	2024

	(RMB in millions)
Profit (loss) for the year	(11,743)	(4,752)	1,275
Less: Investment income (loss), net	(1,035)	(92)	894
Less: Share of profit (loss) of equity method investees	(49)	(563)	(243)
Less: Interest income	(1,355)	(2,303)	(2,230)
Less: Finance (costs) income, net	1,658	(87)	1,342
Less: Fair value changes of preferred shares issued by subsidiaries.	(5,182)	4,870	924
Less: Income tax benefit (expense)	4	89	(20)
Operating profit (loss)	(17,702)	(2,838)	1,942
Add: Share-based compensation expenses	3,447	2,590	2,253
Add: Amortization of intangible assets	1,631	1,003	139
Less: Gain or loss on disposal or deemed disposal of subsidiaries	—	(2,840)	(7)
Adjusted EBITA (non-IFRS)	(12,624)	(2,085)	4,327
Add: Depreciation expenses of property and equipment, and right-of-use assets	4,169	3,822	3,026
Adjusted EBITDA (non-IFRS)	(8,455)	1,737	7,353

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

Ability to expand and improve our mobility service offerings

We will continue to broaden and upgrade the mobility service offerings on our platform to better serve consumers, which in turn will increase our ability to generate revenues. We provide mobility services that cater to a full spectrum of use cases from leisure and family travel to business travel and commutes. These mobility services cater to different user demographics and budgets. For instance, our range of diversified mobility offerings, including intercity buses, intracity minibuses, pet-friendly rides, and chartered cars, has developed quickly to meet more niche user needs.

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

Ability to manage costs and expenses

We have incurred significant costs and expenses each year to support our growth. Our cost of revenues consists primarily of driver earnings and driver incentives for our China ride hailing business. From time to time, we may need to introduce or increase driver earnings and incentives to attract more drivers, and we may not be able to reduce the driver earnings and incentives that we offer without adversely affecting our liquidity network. We expect to achieve significant operating leverage for our other costs and expenses as we grow our scale and achieve platform synergies. Our ability to manage costs and expenses while maintaining growth will affect how quickly we enhance our profitability.

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

KEY COMPONENTS OF OUR RESULTS OF OPERATIONS

Revenues

For each of our service offerings, we recognize revenues differently depending on who the customer is and whether we are the principal or agent in providing the service. We recognize revenues (i) on a gross basis (before subtracting driver earnings and incentives) when we are the principal in providing the service and (ii) on a net basis (after subtracting driver and partner earnings and incentives) when we are the agent in providing the service. Specifically, we recognize revenues for our ride hailing service in China on a gross basis as we consider ourselves as the ride service provider in accordance with the service agreements and the regulations in China. For additional discussions related to revenues, see Note 3.1.15 to our consolidated financial statements.

Cost of Revenues

Cost of revenues, which are directly related to revenue generating transactions on our platform, primarily consist of transaction related cost (which mainly includes driver cost, insurance cost and payment processing charges related to our service offerings), credit losses of loans receivable, depreciation of bikes and e-bikes and vehicles, and bandwidth and server related costs.

Operations and Support Expenses

Operations and support expenses consist primarily of driver operation fees, personnel related compensation expenses, including share based compensation for our operations and support personnel, third party customer service fees, other outsourcing fees and expenses related to general operations.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of advertising and promotion expenses, certain incentives paid to consumers not considered as customers from an accounting perspective, personnel-related compensation expenses, including share-based compensation for our sales and marketing staff, and amortization of acquired intangible assets utilized by sales and marketing functions.

Research and Development Expenses

Research and development expenses consist primarily of personnel-related compensation expenses, including share-based compensation for employees in engineering, depreciation and impairment of property and equipment utilized by research and development functions, design and product development, and bandwidth and server related costs incurred by research and development functions. We expense all research and development expenses as incurred.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel-related compensation expenses, including share-based compensation for our managerial and administrative staff, professional services fees, allowances for doubtful accounts, office rental and property management fees, depreciation and amortization related to assets used for managerial functions, fines and miscellaneous administrative expenses.

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

China

Generally, our subsidiaries and VIEs incorporated in China are subject to enterprise income tax on their worldwide taxable income at a rate of 25%. Certified High and New Technology Enterprises are entitled to a preferential tax rate of 15%. The certificate is effective for a period of three years. Some of our consolidated entities currently enjoy the reduced rate of 15%.

We are currently subject to VAT at rates between 3% and 13% on the services we provide, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law. In addition, as part of the Chinese government’s effort to ease the burden of businesses affected by the COVID-19 pandemic, the Ministry of Finance and the State Taxation Administration temporarily exempted VAT on revenues derived from the provision of public transportation services in the Mainland China from January 2022 to December 2022.

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

	For the Year Ended December 31,
	2022	2023	2024
	(RMB in	(RMB in	(RMB in	(US$ in
	millions)	millions)	millions)	millions)
Revenues:
China Mobility	125,931	175,034	185,741	25,446
International	5,863	7,842	11,043	1,513
Other Initiatives	8,998	9,504	10,015	1,372
Total revenues	140,792	192,380	206,799	28,331
Cost of revenues	(115,781)	(162,916)	(168,993)	(23,152)
Operations and support	(6,517)	(7,417)	(7,904)	(1,083)
Sales and marketing	(9,756)	(10,433)	(11,514)	(1,577)
Research and development	(9,556)	(8,934)	(7,754)	(1,062)
General and administrative	(16,957)	(8,367)	(8,863)	(1,214)
Other operating income (loss), net	73	2,849	171	23
Operating profit (loss)	(17,702)	(2,838)	1,942	266
Investment income (loss), net	1,035	92	(894)	(122)
Share of profit (loss) of equity method investees	49	563	243	33
Interest income	1,355	2,303	2,230	306
Finance (costs) income, net	(1,658)	87	(1,342)	(184)
Fair value changes of preferred shares issued by subsidiaries	5,182	(4,870)	(924)	(127)
Profit (loss) before income tax	(11,739)	(4,663)	1,255	172
Income tax benefit (expense)	(4)	(89)	20	3
Profit (loss) for the year	(11,743)	(4,752)	1,275	175
Attributable to:
Equity holders of the Company	(11,720)	(4,793)	1,258	172
Non-controlling interests	(23)	41	17	3
Profit (loss) for the year	(11,743)	(4,752)	1,275	175

PERIOD TO PERIOD COMPARISON OF RESULTS OF OPERATIONS

Year ended December 31, 2024 compared to year ended December 31, 2023

Revenues

Revenues increased by 7.5% from RMB192.4 billion in 2023 to RMB206.8 billion (US$28.3 billion) in 2024. The total segment revenues of our China Mobility segment increased by 6.1% from RMB175.0 billion in 2023 to RMB185.7 billion (US$25.4 billion) in 2024. The increase in China Mobility segment revenues was primarily due to the growth of GTV. GTV in our China Mobility segment increased by 11.3% from RMB270.7 billion in 2023 to RMB301.4 billion (US$41.3 billion) in 2024, primarily driven by the increase in the number of transactions for the China Mobility segment. The total segment revenues of our International segment increased by 40.8% from RMB7.8 billion in 2023 to RMB11.0 billion (US$1.5 billion) in 2024. The increase in International segment revenue was primarily attributable to the growth of GTV. GTV in our International segment increased by 29.2% from RMB70.6 billion in 2023 to RMB91.3 billion (US$12.5 billion) in 2024. Total segment revenues of our Other Initiatives segment increased by 5.4% from RMB9.5 billion in 2023 to RMB10.0 billion (US$1.4 billion) in 2024.

Cost of Revenues

Cost of revenues increased by 3.7% from RMB162.9 billion in 2023 to RMB169.0 billion (US$23.2 billion) in 2024. This increase was primarily due to an increase of RMB6.0 billion in transaction related cost, which was driven primarily by the increase in the number of Core Platform Transactions.

Operations and Support Expenses

Our operations and support expenses increased by 6.6% from RMB7.4 billion in 2023 to RMB7.9 billion (US$1.1 billion) in 2024, primarily due to an increase of RMB0.5 billion in driver operation fees driven by the growth of GTV in our ride hailing business in China.

Sales and Marketing Expenses

Our sales and marketing expenses increased by 10.4% from RMB10.4 billion in 2023 to RMB11.5 billion (US$1.6 billion) in 2024, primarily due to a RMB1.1 billion increase in advertising and promotion expenses as we expanded our marketing efforts for our International segment and China Mobility segment. The increase was also attributable to a RMB0.8 billion increase in incentives provided to consumers which were mainly related to the International segment and the China Mobility segment, and was partially offset by a RMB0.9 billion decrease in amortization of acquired intangible assets utilized by sales and marketing functions.

Research and Development Expenses

Our research and development expenses decreased by 13.2% from RMB8.9 billion in 2023 to RMB7.8 billion (US$1.1 billion) in 2024, primarily due to a RMB1.5 billion decrease in investments for the smart auto business following the completion of the sale of certain smart auto business to XPeng Inc. in the fourth quarter of 2023.

General and Administrative Expenses

Our general and administrative expenses increased by 5.9% from RMB8.4 billion in 2023 to RMB8.9 billion (US$1.2 billion) in 2024, primarily due to a RMB0.2 billion increase in professional service fees and other administrative expenses as a result of the growth of our operations.

Other operating income (loss), net

Our other operating income (loss), net decreased by 94.0% from a gain of RMB2.8 billion in 2023 to a gain of RMB171.7 million (US$23.5 million) in 2024. The operating income for the full year of 2023 was primarily due to a disposal gain of RMB2.1 billion related to the sale of certain smart auto business to XPeng and a gain of RMB0.8 billion related to the deconsolidation of a subsidiary engaged in autonomous trucking business.

Investment income (loss), net

Our investment income (loss), net, changed from an income of RMB92.1 million in 2023 to a loss of RMB895.3 million (US$122.7 million) in 2024, due primarily to impairment provisions of RMB662.7 million primarily arising from investments accounted for using the equity method and debt investments at amortized cost and fair value losses of RMB127.2 million on contingent consideration assets related to the transaction with XPeng in 2024.

Year ended December 31, 2023 compared to year ended December 31, 2022

Revenues

Revenues increased by 36.6% from RMB140.8 billion in 2022 to RMB192.4 billion in 2023. The total segment revenues of our China Mobility segment increased by 39.0% from RMB125.9 billion in 2022 to RMB175.0 billion in 2023. The increase in China Mobility segment revenues was primarily due to the growth of GTV, and partially offset by the expiration of the temporary value-added tax exemption policy on revenues derived from the provision of public transportation services in China in December 2022. GTV in our China Mobility segment increased by 45.4% from RMB186.2 billion in 2022 to RMB270.7 billion in 2023. The total segment revenues of our International segment increased by 33.8% from RMB5.9 billion in 2022 to RMB7.8 billion in 2023. The increase in International segment revenue was primarily attributable to the growth of GTV and the favorable effect of fluctuations in exchange rates. GTV in our International segment increased by 41.8% from RMB49.8 billion in 2022 to RMB70.6 billion in 2023. Total segment revenues of our Other Initiatives segment increased by 5.6% from RMB9.0 billion in 2022 to RMB9.5 billion in 2023.

Cost of Revenues

Cost of revenues increased by 40.7% from RMB115.8 billion in 2022 to RMB162.9 billion in 2023. This increase was primarily due to an increase of RMB45.7 billion in transaction related cost, which was driven primarily by the increase in the number of Core Platform Transactions.

Operations and Support Expenses

Our operations and support expenses increased by 13.8% from RMB6.5 billion in 2022 to RMB7.4 billion in 2023, primarily due to an increase of RMB0.9 billion in driver operation fees driven by the growth of GTV in our ride hailing business in China.

Sales and Marketing Expenses

Our sales and marketing expenses increased by 6.9% from RMB9.8 billion in 2022 to RMB10.4 billion in 2023, primarily due to a RMB1.0 billion increase in advertising and promotion expenses as we expanded our marketing efforts for our ride hailing business in China. The increase was also attributable to a RMB0.6 billion increase in incentives provided to consumers which were mainly related to the China Mobility segment, and was partially offset by a RMB0.6 billion decrease in amortization of acquired intangible assets utilized by sales and marketing functions.

Research and Development Expenses

Our research and development expenses decreased by 6.5% from RMB9.6 billion in 2022 to RMB8.9 billion in 2023, primarily due to a RMB0.5 billion decrease in product development expenses mainly resulting from the sale of certain smart auto business to XPeng in 2023.

General and Administrative Expenses

Our general and administrative expenses decreased by 50.7% from RMB17.0 billion in 2022 to RMB8.4 billion in 2023, primarily due to an administrative fine of RMB8.026 billion recorded in 2022 and a RMB0.4 billion decrease of share-based compensation expenses.

Other operating income (loss), net

Our other operating income (loss), net increased from a gain of RMB73.4 million in 2022 to a gain of RMB2.8 billion in 2023. The operating income for the full year of 2023 was primarily due to a disposal gain of RMB2.1 billion related to the sale of certain smart auto business to XPeng and a gain of 0.8 billion related to the deconsolidation of a subsidiary engaged in autonomous trucking business.

Investment income (loss), net

Our investment income (loss), net, decreased from an income of RMB1.0 billion in 2022 to RMB92.1 million in 2023. The decline was primarily due to a gain of RMB1.2 billion upon Chengxin’s distribution of our share of its assets in 2022, compared to a fair value gain of RMB84.4 million on treasury investment in 2023.

SEGMENTS

We operate our business in three segments: China Mobility, International and Other Initiatives. We use adjusted EBITA as our segment performance measure.

The following table presents the total revenues by segment for the periods presented:

	For the Year Ended December 31,
	2022	2023	2024
	(RMB in	(RMB in	(RMB in	(US$ in
	millions)	millions)	millions)	millions)
Revenues:
China Mobility	125,931	175,034	185,741	25,446
International	5,863	7,842	11,043	1,513
Other Initiatives	8,998	9,504	10,015	1,372
Total revenues	140,792	192,380	206,799	28,331

See “—Period to Period Comparison of Results of Operations” for a discussion of changes in total revenues by segment, under the section entitled “—Revenues.”

The following table presents the total Adjusted EBITA by segment and consolidated operating profit (loss) for the periods presented:

	For the Year Ended December 31,
	2022	2023	2024
	(RMB in	(RMB in	(RMB in	(US$ in
	millions)	millions)	millions)	millions)
China Mobility	(1,398)	5,323	9,184	1,258
International	(4,014)	(2,302)	(1,846)	(253)
Other Initiatives	(7,212)	(5,106)	(3,011)	(412)
Total Adjusted EBITA	(12,624)	(2,085)	4,327	593
Share-based compensation expenses	(3,447)	(2,590)	(2,253)	(309)
Amortization of intangible assets	(1,631)	(1,003)	(139)	(19)
Gains or losses from the disposal or deemed disposal of subsidiaries	—	2,840	7	1
Total operating profit (loss)	(17,702)	(2,838)	1,942	266

The following table presents the total depreciation expenses of property and equipment and right-of-use assets by segment for the periods presented:

	For the Year Ended December 31,
	2022	2023	2024
	(RMB in	(RMB in	(RMB in	(US$ in
	millions)	millions)	millions)	millions)
China Mobility	551	563	414	57
International	168	161	170	23
Other Initiatives	3,450	3,098	2,442	335
Total depreciation of property and equipment and right-of-use assets	4,169	3,822	3,026	415

China Mobility Segment

The Adjusted EBITA loss of our China Mobility segment went from a loss of RMB1.4 billion in 2022 to a gain of RMB 5.3 billion in 2023, and increased from a gain RMB5.3 billion in 2023 to a gain of RMB9.2 billion (US$1.3 billion) in 2024. The difference in Adjusted EBITA gain for our China Mobility segment in 2023 as compared to Adjusted EBITA loss for our China Mobility segment in 2022 was primarily due to an administrative fine of RMB8.026 billion recorded in 2022, partially offset by the expiration of the temporary value-added tax exemption policy on revenues derived from the provision of public transportation services in China in December 2022. The increase in Adjusted EBITA for our China Mobility segment in 2024 as compared to 2023 was primarily driven by the increase of Platform Sales and partially offset by the increase of consumer incentives attributable to the growth of business for the China Mobility segment.

International Segment

The Adjusted EBITA loss of our International segment decreased by RMB1.7 billion from a loss of RMB4.0 billion in 2022 to a loss of RMB2.3 billion in 2023, and decreased by RMB0.5 billion from a loss of RMB2.3 billion in 2023 to a loss of RMB1.8 billion (US$0.3 billion) in 2024. The decrease of International segment Adjusted EBITA loss in 2023 as compared to 2022 was primarily driven by improved operating efficiency. The decrease of International segment Adjusted EBITA loss in 2024 as compared to 2023 was primarily attributable to the increase of Platform Sales.

Other Initiatives Segment

The Adjusted EBITA loss of our Other Initiatives segment decreased by RMB2.1 billion from a loss of RMB7.2 billion in 2022 to a loss of RMB5.1 billion in 2023, and decreased by RMB2.1 billion from a loss of RMB5.1 billion in 2023 to a loss of RMB3.0 billion (US0.4 billion) in 2024. The decrease of Other Initiatives segment Adjusted EBITA loss in 2023 as compared to 2022 was primarily driven by improved operating efficiency. The decrease of Other Initiatives segment Adjusted EBITA loss in 2024 as compared to 2023 was primarily attributable to the decrease of investments for the smart auto business as the sale of certain smart auto business to XPeng Inc. was completed during the fourth quarter of 2023.

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

RECENT ACCOUNTING PRONOUNCEMENTS

For a detailed discussion of recent accounting pronouncements, see Note 3 to the consolidated financial statements included elsewhere in this annual report.

B.Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2022	2023	2024
	(RMB in	(RMB in	(RMB in	(US$ in
	millions)	millions)	millions)	millions)
Summary Consolidated Cash Flows Data:
Net cash flows generated from (used in) operating activities	(10,219)	3,186	6,454	884
Net cash flows generated from (used in) investing activities	(9,916)	281	(14,142)	(1,937)
Net cash flows generated from (used in) financing activities	(4,262)	2,890	(6,602)	(904)
Effect of exchange rate changes on cash and cash equivalents	1,822	96	(463)	(64)
Net increase (decrease) in cash and cash equivalents	(22,575)	6,453	(14,753)	(2,021)
Cash and cash equivalents at beginning of the year	43,430	20,855	27,308	3,741
Cash and cash equivalents at end of the year	20,855	27,308	12,555	1,720

Cash and cash equivalents represent cash on hand, time deposits and highly liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal for use, and which have original maturities less than three months. As of December 31, 2023 and 2024, cash held in third-party payment platforms such as Alipay and WeChat Pay amounted to RMB1.7 billion and RMB1.1 billion (US$0.2 billion), respectively. These amounts of cash held by third-party payment platforms have been classified as cash and cash equivalents on our consolidated balance sheets. Cash and time deposits that are restricted as to withdrawal for use or pledged as security are reported as restricted cash. Restricted cash is classified into current and non-current based on the length of restricted period. Our restricted cash primarily represents deposits in banks which are restricted in use.

The following table sets forth a summary of assets managed by our treasury function, including cash and cash equivalents and treasury investments.

	As of December 31,
	2022	2023	2024
	(RMB in	(RMB in	(RMB in	(US$ in
	millions)	millions)	millions)	millions)
Cash and cash equivalents	20,855	27,308	12,555	1,720
Short-term treasury investments	16,966	19,242	37,598	5,151
Long-term treasury investments	10,200	7,893	3,430	470
Total	48,021	54,443	53,583	7,341

We regularly monitor the balance of our cash and cash equivalents and treasury investments as well as the funding requirements of our business. As of December 31, 2022, 2023 and 2024, cash and cash equivalents and treasury investments amounted to RMB48.0 billion, RMB54.4 billion and RMB53.6 billion (US$7.3 billion), respectively. The decrease of RMB0.9 billion (US$0.1 billion) in 2024 was primarily attributable to the net cash flows used in financing activities of RMB6.6 billion (US$0.9 billion) and the net cash flows used in investing activities (excluding effects of short-term and long-term treasury investments) of RMB0.6 billion (US$86.5 million), partially offset by the net cash flows generated from operating activities of RMB6.5 billion (US$0.9 billion) in 2024. The increase of RMB6.4 billion in 2023 was primarily attributable to the net cash flows generated from operating activities of RMB3.2 billion and the net cash flows generated from financing activities of RMB2.9 billion.

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

Operating Activities

Net cash flows generated from operating activities in 2024 was RMB6.5 billion (US$0.9 billion), representing cash generated from operations of RMB5.0 billion (US$0.7 billion) and interest received of RMB2.1 billion (US$0.3 billion), net of interest paid of RMB0.2 billion (US$32.2 million) and income tax paid of RMB0.3 billion (US$47.4 million). The difference between cash generated from operations of RMB5.0 billion (US$0.7 billion) and profit before income tax for the year of RMB1.3 billion (US$0.2 billion) in 2024 was due to RMB8.9 billion (US$1.2 billion) from non-cash or non-operation adjustments, and RMB5.2 billion (US$0.7 billion) from changes in our working capital accounts. Non-cash or non-operation adjustments consisted primarily of allowances for credit losses of RMB3.3 billion (US$0.5 billion), depreciation and amortization of RMB3.2 billion (US$0.4 billion), share-based compensation of RMB2.3 billion (US$0.3 billion), foreign exchange loss of RMB1.1 billion (US$0.2 billion) and fair value changes of preferred shares issued by subsidiaries of RMB0.9 billion (US$0.1 billion), partially offset by interest income and investment loss (income), net of RMB1.3 billion (US$0.2 billion) and loss (income) on disposal of property and equipment, net and other assets of RMB0.5 billion (US$0.1 billion). Changes in our working capital accounts consisted primarily of an increase of RMB3.5 billion (US$0.5 billion) in prepayments, receivables and other current assets, an increase of RMB1.0 billion (US$0.1 billion) in other non-current assets, an increase of RMB0.8 billion (US$0.1 billion) in accounts receivable, and an increase of RMB0.6 billion (US$0.1 billion) in restricted cash, partially offset by an increase of RMB0.9 billion (US$0.1 billion) in accrued expenses and other current liabilities. The increase in our working capital accounts was primarily attribute to the growth of our business.

Net cash flows generated from operating activities in 2023 was RMB3.2 billion, representing cash generated from operations of RMB2.2 billion and interest received of RMB1.8 billion, net of interest paid of RMB0.3 billion and income tax paid of RMB0.5 billion. The difference between cash generated from operations of RMB2.2 billion and loss before income tax for the year of RMB4.7 billion in 2023 was due to RMB8.4 billion from non-cash or non-operation adjustments, and RMB1.5 billion from changes in our working capital accounts. Non-cash or non-operation adjustments consisted primarily of fair value changes of preferred shares issued by subsidiaries of RMB4.9 billion, depreciation and amortization of RMB4.8 billion, share-based compensation of RMB2.6 billion and allowances for credit losses of RMB2.1 billion, partially offset by gain on disposal or deemed disposal of subsidiaries of RMB2.8 billion, interest income and investment loss (income), net of RMB2.4 billion and share of loss (profit) of equity method investees of RMB0.6 billion. Changes in our working capital accounts consisted primarily of an increase of RMB5.2 billion in prepayments, receivables and other current assets and an increase of RMB1.5 billion in accounts receivable, partially offset by an increase of RMB3.6 billion in accrued expenses and other current liabilities and an increase of RMB1.8 billion in accounts and notes payable. The increase in our working capital accounts was primarily attribute to the growth of our business.

Net cash flows used in operating activities in 2022 was RMB10.2 billion, representing cash used in operations of RMB10.6 billion, income tax paid of RMB0.5 billion and interest paid of RMB0.2 billion, net of interest received of RMB1.1 billion. The difference between cash used in operations of RMB10.6 billion and loss before income tax for the year of RMB11.7 billion in 2022 was due to RMB4.1 billion from non-cash or non-operation adjustments, and RMB3.0 billion from changes in our working capital accounts. Non-cash or non-operation adjustments consisted primarily of depreciation and amortization of RMB5.8 billion, share-based compensation of RMB3.4 billion, foreign exchange loss of RMB1.4 billion and allowances for credit losses of RMB1.1 billion, partially offset by fair value changes of preferred shares issued by subsidiaries of RMB5.2 billion and interest income and investment loss (income), net of RMB2.4 billion. Changes in our working capital accounts consisted primarily of a decrease of RMB1.3 billion in accounts and notes payable and an increase of RMB1.1 billion in prepayments, receivables and other current assets. The increase in our working capital accounts was primarily attribute to the growth of our business.

Investing Activities

Net cash flows used in investing activities in 2024 was RMB14.1 billion (US$1.9 billion), primarily as a result of the purchase of short-term and long-term treasury investments of RMB45.8 billion (US$6.3 billion), the purchase of property and equipment and intangible assets of RMB3.6 billion (US$0.5 billion), the purchase of other financial investments and other debt investments of RMB2.8 billion (US$0.4 billion), partially offset by the proceeds from maturities of short-term and long-term treasury investments of RMB32.3 billion (US$4.4 billion), the proceeds from disposal or maturities of other financial investments and other debt investments of RMB5.1 billion (US$0.7 billion), and the proceeds from disposal of property and equipment and intangible assets of RMB0.8 billion (US$0.1 billion).

Net cash flows generate from investing activities in 2023 was RMB0.3 billion, primarily as a result of the proceeds from maturities of short-term and long-term treasury investments of RMB19.9 billion, the proceeds from disposal or maturities of other financial investments and other debt investments of RMB2.7 billion, and the proceeds from disposal of property and equipment and intangible assets of RMB0.9 billion, partially offset by the purchase of short‑term and long‑term treasury investments of RMB18.6 billion, the purchase of property and equipment and intangible assets of RMB2.3 billion, the purchase of other financial investments and other debt investments of RMB1.7 billion, and disposal of subsidiaries, net of cash disposed and others of RMB0.3 billion.

Net cash flows used in investing activities in 2022 was RMB9.9 billion, primarily as a result of the purchase of short‑term and long‑term treasury investments of RMB33.4 billion, and the purchase of property and equipment and intangible assets of RMB2.6 billion, and the purchase of other financial investments and other debt investments of RMB2.2 billion, partially offset by the proceeds from maturities of short-term and long-term treasury investments of RMB25.2 billion, the proceeds from disposal or distribution of investments accounted for using the equity method of RMB1.8 billion, the proceeds from disposal of property and equipment and intangible assets of RMB0.7 billion, and the proceeds from disposal or maturities of other financial investments and other debt investments of RMB0.6 billion.

Financing Activities

Net cash flows used in financing activities in 2024 was RMB6.6 billion (US$0.9 billion), primarily as a result of repayments of borrowings of RMB11.7 billion (US$1.6 billion), repurchase of ordinary shares of RMB4.9 billion (US$0.7 billion), and repurchase of preferred shares issued by subsidiaries of RMB4.5 billion (US$0.6 billion), partially offset by proceeds from borrowings of RMB14.5 billion (US$2.0 billion) and proceeds from issuance of preferred shares issued by one of our subsidiaries of RMB1.1 billion (US$0.1 billion).

Net cash flows generated from financing activities in 2023 was RMB2.9 billion, primarily as a result of proceeds from borrowings of RMB10.3 billion, partially offset by repayments of borrowings of RMB6.7 billion and principal portion of lease payments of RMB0.7 billion.

Net cash flows used in financing activities in 2022 was RMB4.3 billion, primarily as a result of repayments of borrowings of RMB7.0 billion and principal portion of lease payments of RMB0.8 billion, partially offset by proceeds from borrowings of RMB3.8 billion.

Material Cash Requirements

Our material cash requirements as of December 31, 2024 and any subsequent interim period primarily include our capital expenditures and non-cancellable lease obligations.

We made capital expenditures (net of proceeds from disposal of property and equipment and intangible assets) of RMB1.9 billion in 2022, RMB1.5 billion in 2023 and RMB2.8 billion (US$0.4 billion) in 2024, respectively. In 2022, 2023 and 2024, our capital expenditures primarily incurred for purchase of bikes and e-bikes and computers and equipment. We funded our capital expenditures primarily with cash flows generated from operating and financing activities. We intend to fund our future capital expenditures with our existing cash balance, anticipated cash flows from operations and financing alternatives. We will continue to make well-planned capital expenditures to meet the expected growth of our business. Our non-cancellable leases represent leases for office premises and data centers.

Other than as disclosed in Note 36 to our consolidated financial statements, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2024.

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

See “Item 3. Key Information—Cash and Asset Flows Through Our Organization.”

See “Item 3. Key Information—Financial Information Related to the Variable Interest Entities” for condensed consolidating schedules of financial position for the VIEs and other entities for the years ended December 31, 2022, 2023 and 2024.

C.Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Technology and Data” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2025 that are reasonably likely to have a material and adverse effect on our income, expenses, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.Critical Accounting Estimates

Not applicable.

Item 6.Directors, Senior Management and Employees

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

Executive Director Appointment and Removal Right

The DiDi Partnership is entitled to appoint and remove Executive Directors of our company. Our Executive Directors are Mr. Will Wei Cheng and Mr. Alan Yue Zhuo.

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

Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors in office as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Will Wei Cheng†	41	Founder, Chairman of the Board and Chief Executive Officer
Alan Yue Zhuo†	37	Director and Chief Financial Officer
Fengxia Liang	48	Director
Zhihui Yang	51	Independent Director
Gaofei Wang	46	Independent Director
Shu Sun	38	Chief Executive Officer of China Ride Hailing
Chunbo Lai	41	Head of Platform Technology
†	Mr. Will Wei Cheng and Mr. Alan Yue Zhuo are the Executive Directors appointed by the DiDi Partnership.

Mr. Will Wei Cheng is our founder and has served as chairman of our board of directors since January 2013 and our chief executive officer since February 2015. Mr. Cheng founded Beijing Xiaoju Science and Technology Co., Ltd. in 2012 and, shortly thereafter, launched the DiDi Dache app to provide online taxi services. Since then, Mr. Cheng has led us to become the world’s leading mobility technology platform, having overseen our acquisition of Kuaidi and Uber China, diversification of our service offerings and expansion around the globe. Prior to founding us, Mr. Cheng worked at Alibaba from 2005 to 2011, most recently as deputy general manager of Alipay, with responsibility for Alipay’s business-to-consumer functions, and before that, in a number of sales-related positions, including as regional manager at Alibaba. Mr. Cheng has been featured on Fortune China’s 50 Most Influential Business Leaders list for three consecutive years from 2017 to 2019. In 2017, Mr. Cheng was selected as a Global Game Changer by Forbes. In 2016, Mr. Cheng was named Fortune’s Businessperson of the Year and Forbes Asia’s Businessman of the Year. Mr. Cheng has received honors and awards such as “National Outstanding Individual in Poverty Alleviation,” “Beijing Youth ‘May 4th’ Medal” and “Beijing Outstanding Young Talent.” Mr. Cheng received a bachelor’s degree in administration management from the Beijing University of Chemical Technology in July 2004.

Mr. Alan Yue Zhuo has served as our director since May 2024 and as our chief financial officer since April 2021. Prior to that, he was our vice president of finance and operation management from December 2018 to April 2021. Mr. Zhuo joined us in February 2017 as the deputy general manager of our ride hailing department, where he was responsible for platform operations. Prior to joining us, Mr. Zhuo worked at Sculptor Capital Management (formerly known as Och-Ziff Capital Management) in Hong Kong from September 2014 to February 2017. Mr. Zhuo has also served as an independent director on the board of Guming Holdings Limited (Hong Kong Stock Exchange stock code: 01364) since February 2025. Mr. Zhuo received a bachelor’s degree in finance from Peking University.

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

Mr. Zhihui Yang has served as our independent director since April 28, 2023. Mr. Yang currently serves as the executive president and chief financial officer of New Oriental Education and Technology Group Inc. (NYSE: EDU; HKEX: 9901). He held multiple positions since he joined New Oriental in April 2006, including vice president of finance, deputy director of president office and senior financial manager. He has served as New Oriental’s chief financial officer since April 2015 and executive president since January 2021. Prior to joining New Oriental, Mr. Yang served as the financial director of Beijing Hua De Xin Investment Co., Ltd., and worked for PricewaterhouseCoopers as a senior auditor. Mr. Yang has also served as an independent director on the board of BingEx Limited (NASDAQ: FLX) since October 2024. Mr. Yang received his bachelor’s degree in economics from Guanghua School of Management of Peking University.

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

Mr. Chunbo Lai has served as the Head of Platform Technology of the Company since November 2024. Mr. Lai joined the Company in December 2015, and has successively served as the chief technology officer of China ride hailing business, the general manager of platform governance and safety, and the chief technology officer of international business. Prior to joining the Company, Mr. Lai worked at Baidu from July 2008 to November 2015. Mr. Lai received a master’s degree in Computer Science from Zhejiang University.

B.Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2024, we paid an aggregate of RMB23.8 million (US$3.3 million) in cash to our current directors and executive officers as a group. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries, the VIEs and their respective subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her medical insurance, maternity insurance, workplace injury insurance, unemployment insurance, pension benefits through a PRC government-mandated multi-employer defined contribution plan and other statutory benefits and a housing provident fund.

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

Share Incentive Plans 2017 Equity Incentive Plan

In December 2017, our board of directors approved the 2017 Equity Incentive Plan, and subsequently amended it in December 2020 in order to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to selected employees, directors and consultants of our company and to promote the success of our business. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2017 Equity Incentive Plan is 195,127,549 shares. As of December 31, 2024, awards to purchase 35,813,194 ordinary shares that were granted under the 2017 Equity Incentive Plan and remain outstanding.

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

As of December 31, 2024, awards to purchase 42,890,988 ordinary shares that were granted under the 2021 Share Incentive Plan and remain outstanding.

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

The following table summarizes, as of December 31, 2024, the number of Class A ordinary shares under outstanding options that we granted to our directors and executive officers currently in office, excluding awards that were forfeited or cancelled after the grant dates.

	Ordinary Shares
	Underlying
	Outstanding	Exercise Price
Name	Options	(US$/Share)	Grant Date	Expiration Date
Will Wei Cheng	*	0.0001823	April 16, 2021	April 16, 2031
Alan Yue Zhuo	*	0.0001823	April 1, 2022	April 1, 2032
	*	0.0001823	April 1, 2023	April 1, 2033
Fengxia Liang	—	—	—	—
Zhihui Yang	*	0.0001823	May 31, 2023	May 31, 2033
	*	0.0001823	July 25, 2024	July 25, 2034
Gaofei Wang	*	0.0001823	June 1, 2022	June 1, 2032
	*	0.0001823	May 31, 2023	May 31, 2033
	*	0.0001823	July 25, 2024	July 25, 2034
Shu Sun	*	0.0001823	October 1, 2021	October 1, 2031
	*	0.0001823	April 1, 2022	April 1, 2032
Chunbo Lai	*	0.0001823	April 1, 2022,	April 1, 2032
	*	0.0001823	April 1, 2024	April 1, 2034
*	Less than 1% of our total ordinary shares outstanding as of December 31, 2024.

As of December 31, 2024, our employees and consultants, other than our directors and executive officers, as a group held options to purchase 72,026,911 Class A ordinary shares with a weighted average exercise price of US$2.4244 per share, and 1,557,558 restricted share units.

C.Board Practices

Board of Directors

Our board of directors consists of five directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his or her interest at a meeting of our directors. A director may vote with respect to any contract, transaction, proposed contract or transaction notwithstanding that he or she may be interested therein, and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered, provided that he or she has declared his interests as described above. Our directors may exercise all the powers of our company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

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

Compensation Committee. Our compensation committee consists of Mr. Gaofei Wang and Mr. Zhihui Yang, and is chaired by Mr. Gaofei Wang. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Gaofei Wang and Mr. Zhihui Yang, and is chaired by Mr. Gaofei Wang. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D.Employees

We had 19,113 full-time employees as of December 31, 2024, as compared with 19,328 full-time employees as of December 31, 2023, and 20,870 full-time employees as of December 31, 2022.

The following table sets forth the number of our employees by function as of December 31, 2024:

	Number of
	Employees	Percentage
Operations and support	4,034	21.1%
Research and development	7,624	39.9%
General and administrative	5,669	29.7%
Sales and marketing	1,786	9.3%
Total	19,113	100%

As of December 31, 2024, we had 16,657 employees in China and 2,456 employees in other countries.

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

E.Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of April 2, 2025:

●	each of our directors and executive officers currently in office; and
●	each person known to us to beneficially own more than 5% of our total outstanding shares.

The calculations in the table below are based on 1,164,090,480 ordinary shares outstanding as of April 2, 2025, comprising 1,087,919,039 Class A ordinary shares (excluding 12,381,924 Class A ordinary shares repurchased by us and not yet cancelled or issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Share Incentive Plans) and 76,171,441 Class B ordinary shares.

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

Ordinary Shares Beneficially Owned
Class A
ordinary
	shares with an	Class B			Total ordinary
	economic	ordinary			shares		% of
	interest	shares with an		% of	beneficially		aggregate
	economic	economic		equity	owned in terms		voting
	interest	interest		ownership†	of voting power		power††
Directors and executive officers**:
Will Wei Cheng	—	76,171,441	(1)	6.5	96,718,239	(2)	42.3
Fengxia Liang(3)	—	—		—	—		—
Zhihui Yang(4)	—	—		—	—		—
Gaofei Wang(5)	—	—		—	—		—
Alan Yue Zhuo	*	—		*	*		*
Shu Sun	*	—		*	—		—
Chunbo Lai	*	—		*	*		*
All directors and executive officers as a group	2,124,108	76,171,441		6.7	96,974,736		42.3
Principal shareholders:
Softbank Vision Fund Entity(6)	242,115,016	—		20.8	242,115,016		13.1
Uber Entity(7)	143,911,749	—		12.4	143,911,749		7.8
Tencent Entities(8)	80,525,983	—		6.9	80,525,983		4.4

Notes:

*	Less than 1% of our total ordinary shares on an as-converted basis outstanding as of April 2, 2025.
**

Except as otherwise indicated below, the business address of our directors and executive officers is DiDi Xinchenghai, Building 1, Yard 6, North Ring Road, Tangjialing, Haidian District, Beijing, People’s Republic of China.

†

For each person and group included in this column, percentage of equity ownership is calculated by dividing the number of shares held by such person or group and its respective affiliates by the sum of the total number of shares outstanding as of April 2, 2025.

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

(1)	Represents 76,171,441 Class B ordinary shares held by Xiaocheng Investments Limited. Xiaocheng Investment Limited is beneficially owned by Mr. Will Wei Cheng through a trust, of which Mr. Cheng is the settlor and Mr. Cheng and his family members are the beneficiaries. The registered address of Xiaocheng Investments Limited is Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.
(2)	Represents (i) 76,171,441 Class B ordinary shares held by Xiaocheng Investments Limited over which Mr. Cheng has voting power, and (ii) 20,546,798 Class A ordinary shares held by certain existing shareholders who have granted voting proxies to Mr. Cheng as of April 2, 2025.
(3)	The business address of Ms. Fengxia Liang is Building A, No. 397 Tianlin Road, Xuhui District, Shanghai, China.
(4)	The business address of Mr. Zhihui Yang is 9/F, No. 6 Haidian Zhongjie, Haidian District, Beijing, China.
(5)	The business address of Mr. Gaofei Wang is No. 8 Sina Plaza Courtyard 10, the West XiBeiWang E. Rd, Haidian District, Beijing, China.
(6)	Representing 242,115,016 Class A ordinary shares held by SVF XKI Subco (Singapore) Pte. Ltd. as of December 31, 2021, as reported in a Schedule 13G filed by SB Investment Advisers (UK) Limited, Softbank Vision Fund L.P., SVF Holdings (UK) LLP, SVF Holdings (Singapore) Pte. Ltd. and SVF XKI Subco (Singapore) Pte. Ltd. on February 14, 2022. Softbank Vision Fund L.P. is the managing member of SVF Holdings (UK) LLP, which is the sole owner of SVF Holdings (Singapore) Pte. Ltd., which in turn is the sole owner of SVF XKI Subco (Singapore) Pte. Ltd. SB Investment Advisers (UK) Limited has been appointed as alternative investment fund manager of Softbank Vision Fund L.P. The registered address of SVF XKI Subco (Singapore) Pte Ltd. is 138 Market Street #27-01A, Capitagreen, Singapore.
(7)	Representing 143,911,749 Class A ordinary shares held by Uber International B.V. as of December 31, 2021, as reported in a Schedule 13G filed by Uber Technologies, Inc. on February 14, 2022. Uber International B.V. is wholly-owned, indirect subsidiary of Uber Technologies, Inc., a company listed on the NYSE. The registered address of Uber Technologies, Inc. is 1515 3rd Street, San Francisco, CA 94158.

(8)	Representing (i) 77,316,905 Class A ordinary shares (including 1,539,125 Class A ordinary shares represented by 6,156,500 ADSs) held by Huang River Investment Limited, (ii) 1,918,974 Class A ordinary shares represented by 7,675,896 ADSs held of record by THL E Limited, and (iii) 1,290,104 Class A ordinary shares held of record by Tencent Growthfund Limited as of December 31, 2023, as reported in a Schedule 13G/A filed by Tencent Holdings Limited and Huang River Investment Limited, among others, on February 1, 2024. Each of Huang River Investment Limited, THL E Limited and Tencent Growthfund Limited is controlled by Tencent Holdings Limited, a company listed on the Hong Kong Stock Exchange. The principal business office for Tencent Holdings Limited and Huang River Investment Limited is at Level 29, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong.

As of April 2, 2025, we had 567,612,987 shares held by 7 record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7.Major Shareholders and Related Party Transactions

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

Transactions with Alibaba Group

We have commercial arrangements with Alibaba Group primarily related to ride hailing and enterprise solutions services. The services we provide to Alibaba Group are conducted on an arm’s length basis with similar unrelated parties. All the revenues generated from Alibaba Group amounted to RMB204 million for the year ended December 31, 2024.

We also have commercial arrangement with Alibaba Group primarily related to cloud communication services, colocation services and information technology platform services. The costs and expenses related to these services that were provided to us amounted to RMB143 million for the year ended December 31, 2024.

Transactions with Tencent Group

We have commercial arrangements with Tencent Group primarily related to ride hailing and enterprise solutions services and online advertising services. The services we provide to Tencent Group are conducted on an arm’s length basis with similar unrelated parties. All the revenues generated from Tencent Group amounted to RMB86 million for the year ended December 31, 2024.

We also have commercial arrangements with Tencent Group primarily related to payment processing services, colocation services and promotion services. The costs and expenses related to these services that were provided to us amounted to RMB1,511 million for the year ended December 31, 2024.

In addition, we have made certain financing transactions together with Softbank. The agreements for those financing transactions are disclosed in Note 33 to our consolidated financial statements.

Transactions with Other Related Parties

We have commercial arrangements with certain of our investees to provide or receive technical support services and other services in 2024. The amounts relating to these services provided or received are not significant. We also entered into loan agreements with some investees.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

C.Interests of Experts and Counsel

Not applicable.

Item 8.Financial Information

A.	Consolidated Statements and Other Financial Information

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

Starting in July 2021, we and certain of our officers and directors were named as defendants in several putative securities class actions filed in federal court in New York and California. These actions alleged, in sum and substance, that the registration statement and prospectus prepared for our June 30, 2021 initial public offering contained material misstatements and omissions in violation of the Securities Act of 1933, the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. In September 2021, plaintiffs voluntarily dismissed all actions filed in federal court in California. On October 12, 2021, the U.S. District Court for the Southern District of New York appointed lead plaintiffs and lead counsel and consolidated the remaining federal actions under the caption In re Didi Global Inc. Securities Litigation, No. 1:21-cv-05807-LAK. Lead plaintiffs in the consolidated action filed a consolidated amended complaint on January 7, 2022. We moved to dismiss the consolidated amended complaint on March 8, 2022. In response, lead plaintiffs further amended their complaint, filing a Second Amended Complaint on May 5, 2022. On June 3, 2022, we moved to dismiss the Second Amended Complaint. On March 14, 2024, the court denied the Company’s and other defendants’ motions to dismiss the Second Amended Complaint. The putative class action is currently in the discovery stage. Lead plaintiffs filed a motion to certify the class action on January 6, 2025, which the Company has opposed. The briefing on the class certification motion is ongoing, and the court has not yet issued a ruling. We cannot predict the timing, outcome or consequences of this action, and there is no basis to conclude at this point whether such action will be successful or whether the Company will be subject to any damages and, if so, how much.

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

Item 9.The Offer and Listing

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

Item 10.Additional Information

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

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our register of members or our corporate records (other than our memorandum and articles of association, special resolutions passed by our shareholders, our register of mortgages and charges). Under Cayman Islands law, the names of current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. However, we will provide our shareholders with annual audited financial statements.

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

People’s Republic of China Taxation

Although we are incorporated in the Cayman Islands, we may be treated as a PRC resident enterprise for PRC tax purposes under the Enterprise Income Tax Law. Under the Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementing rules of the Enterprise Income Tax Law merely define the “de facto management body” as the “organizational body which effectively manages and controls the production and business operation, personnel, accounting, properties and other aspects of operations of an enterprise.” Based on a review of the facts and circumstances, we do not believe that DiDi Global Inc. or any of our subsidiaries in the Cayman Islands, the British Virgin Islands or Hong Kong should be considered a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities. If DiDi Global Inc. were to be considered a PRC resident enterprise, then dividends that we pay and gains realized on the sale or other disposition of our ADSs or ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such dividends or gains are deemed to be from PRC sources. See “Item 3. Key Information—D. Risk Factors— Risks Relating to Our Business and Industry—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.” To the extent that the discussion in this paragraph relates to matters of PRC tax law, it represents the opinion of Fangda Partners, our PRC legal counsel.

U.S. Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect, and there can be no assurance that the Internal Revenue Service will not take or a court will not sustain a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift or other non-income tax considerations, minimum tax, the Medicare tax on certain net investment income, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

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

Each U.S. Holder should consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of the United States or any state thereof or the District of Columbia;
●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code or applicable U.S. Treasury Regulations.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and their partners should consult their tax advisors regarding an investment in our ADSs or ordinary shares.

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

Although the law in this regard is not entirely clear, we treat the VIEs and their subsidiaries as being owned by us for U.S. federal income tax purposes because we have the power to direct activities of the VIEs that most significantly impact their economic performance and the right to receive economic benefits from the VIEs that could potentially be significant to them. As a result, we consolidate their results of operations in our consolidated IFRS financial statements. If it were determined, however, that we are not the owner of the VIEs and their subsidiaries for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of the VIEs and their subsidiaries for U.S. federal income tax purposes, and based on the value of our assets and the composition of our income and assets, including goodwill and other unbooked intangibles, and taking into account (i) the “fair market value” method in accordance with the Code, (ii) the working capital exception under proposed U.S. Treasury Regulations and (iii) the look-through rule under the Code, our company does not appear to be a PFIC for our taxable year ended December 31, 2024.

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

Dividends paid on our ADSs or ordinary shares, if any, will generally be treated as income from foreign sources and will generally constitute passive category income for U.S. foreign tax credit purposes. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any nonrefundable foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign taxes withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit and the deductibility of foreign taxes are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders should consult their tax advisors regarding the availability of the foreign tax credit and the deductibility of foreign taxes under their particular circumstances.

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

As described in “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation,” if we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, gains from the disposition of the ADSs or ordinary shares may be subject to PRC income tax and will generally be U.S.-source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as PRC-source income under the Treaty. However, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty.

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

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our subsidiaries, the VIEs or any subsidiaries of the VIEs are also PFICs (each, a “lower – tier PFIC”), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of such lower-tier PFIC for purposes of the application of these rules. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, the VIEs or any subsidiaries of the VIEs.

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

We will furnish Deutsche Bank Trust Company Americas, the depositary of the ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with IFRS, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I.Subsidiary Information

Not applicable.

J.Annual Report to Security Holders

Not applicable.

Item 11.Quantitative and Qualitative Disclosures about Market Risk

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

As of December 31, 2024, we had Renminbi-denominated cash and cash equivalents, restricted cash, and short-term treasury investments of RMB14.1 billion (US$1.9 billion) and U.S. dollar-denominated cash and cash equivalents, restricted cash, and short-term treasury investments of US$4.9 billion. Assuming we had converted RMB14.1 billion into U.S. dollars at the exchange rate of RMB7.2993 for US$1.00 as of December 31, 2024, our total balance of cash and cash equivalents, restricted cash and short-term treasury investments in U.S. dollars would have been US$6.8 billion. If the Renminbi had depreciated by 10% against the U.S. dollar, the balance in U.S. dollars would have been US$6.6 billion.

A large majority of our revenues is denominated in Renminbi. Any significant depreciation of Renminbi against the U.S. dollar may materially and adversely affect our ability to pay dividends on our Class A ordinary shares or ADSs in U.S. dollars.

We are also exposed to foreign currency risk because of our international operations, particularly in Brazil and Mexico. While we generally expect to use any cash from operations in the same country where we receive that currency, fluctuations in the exchange rate between the currency of that country and the Renminbi will be recorded as foreign currency translation adjustments in our consolidated statements of comprehensive income (loss).

Price Risk

We are exposed to price risk primarily in respect of our investments that classified either as other financial investments measured at fair value through profit or loss or other financial investments measured at fair value through other comprehensive income. We are not exposed to commodity price risk. To manage our price risk arising from the investments, we diversify our portfolio. Each investment is managed by us on a case by case basis. See Note 4.1.1 to our consolidated financial statements included elsewhere in this annual report for a sensitivity analysis relating to price risk.

Interest Rate Risk

We have both short-term and long-term borrowings.

Our short-term borrowings mainly consist of RMB-dominated borrowings by our subsidiaries from financial institutions in the PRC. We had short-term borrowings of RMB7.7 billion and RMB10.8 billion (US$1.5 billion) as of December 31, 2023 and 2024, respectively.

Our long-term borrowings consist of a series of loan facilities with terms that range from two to four years. We had total long-term borrowings of RMB1.0 billion and RMB0.7 billion (US$0.1 billion) as of December 31, 2023 and 2024, respectively. Borrowings carried at floating rates exposed to cash flow interest rate risk whereas borrowings carried at fixed rates exposed to fair value interest rate risk. See Note 4.1.1 to our consolidated financial statements included elsewhere in this annual report for a sensitivity analysis relating to interest rate risk.

Credit Risk

As of December 31, 2023 and 2024, substantially all of our cash and cash equivalents, restricted cash, treasury investment stated at amortized cost and debt instruments measured at fair value through other comprehensive income (FVOCI) are held by major financial institutions located in mainland China and Hong Kong which we believe are of high credit quality. We expect that there is no significant credit risk associated with these assets.

We rely on a limited number of third parties to provide payment processing services to collect amounts due from customers. Payment service providers are financial institutions, credit card companies and online payment platforms which we believe are of high credit quality. As of December 31, 2023 and 2024, cash held in accounts managed by third party payment platforms such as Alipay and WeChat Pay amounted to RMB1.7 billion and RMB1.1 billion (US$0.2 billion), respectively.

Accounts receivable are typically unsecured and are derived from revenues earned from customers in the PRC. The credit risk with respect to account receivables is mitigated by credit control policies we carry out with respect to our customers and our ongoing monitoring process of outstanding balances.

We have loans receivable which primarily represent micro-loans that we offer to individual borrowers who are registered as riders, end-users or drivers via our platform. Our loans receivable, net, were RMB8.7 billion and RMB10.5 billion (US$1.4 billion) as of December 31, 2023 and 2024, respectively. We do not have significant exposure to any individual customer.

Item 12.Description of Securities Other than Equity Securities

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
●
To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)
Up to US$0.05 per ADS issued
● Cancellation of ADSs, including in the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled
● Distribution of cash dividends	Up to US$0.05 per ADS held
● Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held
● Distribution of ADSs pursuant to exercise of rights.	Up to US$0.05 per ADS held
● Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held
● Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

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

Fees and Other Payments Made by the Depositary to Us

The Depositary may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary agree from time to time. Responsibility for payment of such fees, charges and reimbursements may from time to time be changed by agreement between us and the depositary. In the year ended December 31, 2024, we did not receive any payment from the depositary for our expenses incurred in connection with the establishment and maintenance of the ADS program.

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

Part II

Item 13.Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.Material Modifications to the Rights of Security Holders and Use of Proceeds

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

For the year ended December 31, 2024, we did not use any of the net proceeds from our initial public offering. There is no material change in the use of proceeds as described in the registration statement.

Item 15.Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and our chief financial officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2024. Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rule and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

Based upon that evaluation, our management, with the participation of our chief executive officer and our chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective as of December 31, 2024 and as of the date that the evaluation of the effectiveness of our disclosure controls and procedures was completed.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2024.

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

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2024, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.Audit Committee Financial Expert

Our board of directors has determined that Mr. Zhihui Yang, an independent director (under the standards set forth in Rule 10A-3 under the Exchange Act) and the chair of our audit committee, is an audit committee financial expert.

Item 16B.Code of Ethics

Our board of directors adopted a code of business conduct and ethics in June 2021 that applies to our directors, officers and employees. In December 2023, we amended our code of business conduct and ethics to expand the mechanisms used by our compliance officer and board of directors to review conflicted transactions. We have filed a copy of our code of business conduct and ethics, as amended, as an exhibit to this annual report on Form 20-F.

Item 16C.Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our principal external auditors, for the periods indicated.

	2023	2024

	(RMB in millions)
Audit fees(1)	38	34
Tax fees(2)	6	7
All other fees(3)	1	—
(1)	“Audit fees” means the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC and other assurance services.
(2)	“Tax fees” means the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice, and tax planning.
(3)	“All other fees” means the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by our principal auditors associated with certain permitted advisory services.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian LLP, including audit services, tax services and other services as described above.

Item 16D.Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.Purchases of Equity Securities by the Issuer and Affiliated Purchasers

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

On March 17, 2025, our board of directors authorized another share repurchase program, under which we may repurchase up to US$2 billion of our shares during the 24 months after the date of the program’s authorization. Under this program, we may make share repurchases from time to time through legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The program does not obligate us to repurchase any specific dollar amount or to acquire any specific number of ADSs.

The table below is a summary of the repurchases that we made in the year ended December 31, 2024 and for the three months ended March 31, 2025. All these share repurchases were all conducted in the open market pursuant to the share repurchase program we adopted in November 2023.

				Approximate Dollar
				Value of ADSs that
				May Yet Be
			Total Number of	Purchased Under the
			ADSs Purchased as	Publicly Announced
	Total Number of	Average Price Paid	Part of Publicly	Plans as of the End of
Period	ADSs Purchased	Per ADS	Announced Plans	the Applicable Period
January 2024	4,523,089	3.73	4,523,089	967,271,361
February 2024	6,082,991	3.56	6,082,991	945,597,344
March 2024	5,709,917	3.84	5,709,917	923,658,810
April 2024	11,563,009	4.50	11,563,009	871,682,646
May 2024	7,475,976	4.78	7,475,976	835,940,345
June 2024	32,410,295	4.40	32,410,295	693,242,748
July 2024	18,173,581	3.70	18,173,581	625,938,431
August 2024	23,527,603	3.79	23,527,603	536,808,010
September 2024	21,611,098	4.03	21,611,098	449,700,191
October 2024	8,413,042	4.77	8,413,042	409,534,278
November 2024	8,300,880	4.83	8,300,880	369,407,280
December 2024	15,314,155	4.77	15,314,155	296,385,785
January 2025	16,801,927	4.67	16,801,927	217,877,965
February 2025	13,407,568	4.87	13,407,568	152,518,069
March 2025	21,881,327	4.98	21,881,327	2,043,440,723

Item 16F.Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.Corporate Governance

Not applicable.

Item 16H.Mine Safety Disclosure

Not applicable.

Item 16I.Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J.Insider Trading Policies

Our board of directors has established insider trading policies and procedures to provide guidance on the purchases, sales, and other dispositions of our securities by our directors, officers, employees, and consultants, with the goal of promoting compliance with applicable insider trading laws, rules, and regulations.

The Amended and Restated Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading, adopted by our board of directors on December 31, 2023, has been filed as Exhibit 11.2 to this annual report on Form 20-F.

Item 16K.Cybersecurity

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

Item 17.Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.Financial Statements

The consolidated financial statements of DiDi Global Inc., its subsidiaries and the VIEs are included at the end of this annual report.

Item 19.Exhibits

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
11.1

Code of Business Conduct and Ethics of the Registrant, as amended (incorporated herein by reference to Exhibit 11.1 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 15, 2024 (File No. 001-40541))

11.2*	Amended and Restated Statement of Policies Governing Material Non-public Information and the Prevention of Insider Trading of the Registrant
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm
15.2*	Consent of Fangda Partners
15.3*	Consent of Maples and Calder (Hong Kong) LLP
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Ex tension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DiDi Global Inc.

By:	/s/ Will Wei Cheng
	Name:	Will Wei Cheng
	Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: April 18, 2025

DIDI GLOBAL INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of DiDi Global Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of DiDi Global Inc. and its subsidiaries (the “Company”) as of December 31, 2024, 2023 and 2022, and January 1, 2022, and the related consolidated income statements and statements of comprehensive income (loss), of changes in equity, and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024, 2023 and 2022, and January 1, 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Goodwill impairment assessment

As described in Notes 3.1.7, 5.3 and 17 to the consolidated financial statements, as of December 31, 2024, the Company’s goodwill balance was RMB46.3 billion, which is comprised of goodwill from the China Mobility Group of CGUs. Management conducts goodwill impairment test annually or more frequently if events or changes in circumstances indicate a potential impairment. Management performed an annual goodwill impairment test on the China Mobility Group of CGUs as of December 31, 2024. Management estimated the recoverable amount of the China Mobility Group of CGUs based on the value-in-use calculations using the discounted cash flow method. Management’s value-in-use estimation included significant judgments and assumptions related to the compound annual growth rate for revenue, adjusted EBITA/revenue ratio, the pre-tax discount rate and the terminal revenue growth rate. Management concluded that there was no impairment of the goodwill of the China Mobility Group of CGUs as of December 31, 2024.

The principal considerations for our determination that performing procedures relating to goodwill impairment assessment is a critical audit matter are (i) the significant judgment by management when developing the value-in-use of the China Mobility Group of CGUs; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and in evaluating management’s significant assumptions related to the compound annual growth rate for revenue, adjusted EBITA/revenue ratio, the pre-tax discount rate and the terminal revenue growth rate; and (iii) the audit effort also involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment. These procedures also included, among others, (i) testing management’s process for developing the value-in-use estimate; (ii) evaluating the appropriateness of the discounted cash flow model used by management; (iii) testing the completeness, accuracy and relevance of the underlying data used in the discounted cash flow model; and (iv) evaluating the reasonableness of management’s significant assumptions related to the compound annual growth rate for revenue, adjusted EBITA/revenue ratio, the pre-tax discount rate and the terminal revenue growth rate. Evaluating management’s assumptions related to the compound annual growth rate for revenue, adjusted EBITA/revenue ratio, the pre-tax discount rate and the terminal revenue growth rate involved evaluating whether the assumptions used by management were reasonable considering (i) the current and historical performance of the China Mobility Group of CGUs; (ii) relevant industry forecasts and market developments; (iii) the consistency with external market and industry data; and (iv) the sensitivity analysis performed by management. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the discounted cash flow model and the reasonableness of the pre-tax discount rate and the terminal revenue growth rate.

/s/PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 18, 2025

We have served as the Company’s auditor since 2017.

DIDI GLOBAL INC.

CONSOLIDATED INCOME STATEMENTS

(Amounts in thousands, except for share and per share data)

		For the Year Ended December 31,
	Note	2022	2023	2024
		RMB	RMB	RMB

Revenues	7	140,791,683	192,379,918	206,798,631
Cost of revenues	8	(115,781,028)	(162,915,978)	(168,993,092)
Operations and support	8	(6,517,258)	(7,416,322)	(7,903,989)
Sales and marketing	8	(9,756,234)	(10,432,812)	(11,514,057)
Research and development	8	(9,555,566)	(8,933,956)	(7,753,961)
General and administrative	8	(16,956,568)	(8,367,256)	(8,862,770)
Other operating income (loss), net	9	73,437	2,847,949	171,677
Operating profit (loss)		(17,701,534)	(2,838,457)	1,942,439
Investment income (loss), net	10	1,034,515	92,062	(895,311)
Share of profit (loss) of equity method investees	22	48,583	563,698	243,435
Interest income	11	1,355,851	2,303,402	2,230,435
Finance (costs) income, net	11	(1,657,903)	87,003	(1,341,937)
Fair value changes of preferred shares issued by subsidiaries	33	5,181,505	(4,870,388)	(924,403)
Profit (loss) before income tax		(11,738,983)	(4,662,680)	1,254,658
Income tax benefit (expense)	12	(3,915)	(89,749)	20,130
Profit (loss) for the year		(11,742,898)	(4,752,429)	1,274,788

Attributable to:
Equity holders of the Company		(11,720,334)	(4,793,564)	1,258,329
Non-controlling interests		(22,564)	41,135	16,459
		(11,742,898)	(4,752,429)	1,274,788
Earnings (loss) per share for profit (loss) attributable to equity holders of the Company (in RMB per share)	14
- basic		(9.68)	(3.91)	1.03
-diluted		(13.40)	(3.91)	1.01

Earnings (loss) per ADS for profit (loss) attributable to equity holders of the Company (in RMB per ADS)
- basic		(2.42)	(0.98)	0.26
-diluted		(3.35)	(0.98)	0.25

DIDI GLOBAL INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands, except for share and per share data)

		For the Year Ended December 31,
	Note	2022	2023	2024
		RMB	RMB	RMB

Profit (loss) for the year		(11,742,898)	(4,752,429)	1,274,788

Other comprehensive income (loss), net of tax:
Items that may be subsequently reclassified to profit or loss
Foreign currency translation adjustments	29	(5,990,012)	(1,429,826)	(1,387,632)
Transfer of accumulated translation adjustments to profit or loss upon disposal of subsidiaries	29	—	10,366	—
Share of other comprehensive income (loss) of equity method investees	29	(12,617)	(4,454)	(3,434)

Items that will not be subsequently reclassified to profit or loss
Foreign currency translation adjustments	29	9,695,400	1,882,632	1,537,977
Fair value changes of equity instruments at fair value through other comprehensive income (loss)	29	(6,977,101)	280,911	481,319
Fair value changes of preferred shares issued by subsidiaries attributable to changes in the credit risk	29	348,855	(1,187,881)	365,216
		(2,935,475)	(448,252)	993,446
Total comprehensive income (loss) for the year		(14,678,373)	(5,200,681)	2,268,234

Attributable to:
Equity holders of the Company		(14,655,809)	(5,241,816)	2,251,775
Non-controlling interests		(22,564)	41,135	16,459
		(14,678,373)	(5,200,681)	2,268,234

DIDI GLOBAL INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Amounts in thousands, except for share and per share data)

		As of January 1,	As of December 31,
	Note	2022	2022	2023	2024
		RMB	RMB	RMB	RMB

ASSETS
Non-current assets
Property and equipment	15	7,871,344	5,621,814	4,313,477	5,205,228
Right-of-use assets	16	1,369,879	1,443,345	1,090,979	1,154,468
Goodwill	17	46,283,879	46,283,879	46,283,879	46,283,879
Intangible assets	18	3,286,145	1,724,141	675,685	704,516
Deferred tax assets	20	224,491	289,191	279,464	614,060
Restricted cash	27	107,597	17,333	20,506	19,653
Long-term treasury investments	21	3,722,640	10,199,802	7,892,899	3,430,499
Investments accounted for using the equity method	22	3,002,005	3,059,146	3,555,599	3,766,159
Other financial investments measured at fair value through profit or loss	23	3,605,958	2,839,760	2,886,719	3,602,059
Other financial investments measured at fair value through other comprehensive income	24	13,431,049	7,009,296	9,624,566	5,624,762
Other non-current assets	26	1,735,576	2,039,127	1,980,050	3,578,609
		84,640,563	80,526,834	78,603,823	73,983,892

Current assets:
Accounts receivable	25	2,631,969	2,288,218	3,434,615	3,492,919
Prepayments, receivables and other current assets	26	9,087,666	10,138,927	14,350,931	14,539,790
Short-term treasury investments	21	13,172,754	16,965,708	19,242,083	37,598,495
Restricted cash	27	443,758	803,956	1,139,473	1,723,392
Cash and cash equivalents	27	43,429,717	20,855,252	27,308,098	12,554,843
		68,765,864	51,052,061	65,475,200	69,909,439
Total assets		153,406,427	131,578,895	144,079,023	143,893,331

EQUITY
Equity attributable to equity holders of the Company
Share capital	28	156	159	159	154
Share premium	28	392,823,079	395,724,745	397,590,607	394,529,955
Treasury shares	28	—	—	(112,666)	(524,486)
Shares held for shares award scheme	28	(3)	(5)	(4)	(3)
Other reserves	29	21,537,701	18,976,676	18,387,891	18,575,526
Accumulated deficit		(300,894,658)	(312,545,664)	(316,565,672)	(313,996,930)
		113,466,275	102,155,911	99,300,315	98,584,216
Non-controlling interests		72,601	45,425	101,304	117,763
Total equity		113,538,876	102,201,336	99,401,619	98,701,979

DIDI GLOBAL INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Continued)

(Amounts in thousands, except for share and per share data)

		As of January 1,	As of December 31,
	Note	2022	2022	2023	2024
		RMB	RMB	RMB	RMB

LIABILITIES
Non-current liabilities
Borrowings	34	1,681,370	149,925	1,044,421	728,856
Lease liabilities	16	725,486	805,025	655,847	700,898
Deferred tax liabilities	20	485,778	359,668	165,498	143,192
Other non-current liabilities		235,966	225,486	420,729	178,400
		3,128,600	1,540,104	2,286,495	1,751,346
Current liabilities
Borrowings	34	6,838,328	4,940,310	7,697,190	10,754,552
Preferred shares issued by subsidiaries	33	12,316,166	7,588,985	13,846,145	10,961,493
Lease liabilities	16	583,124	662,736	472,626	473,351
Accounts and notes payable	31	4,755,715	2,913,770	4,594,287	4,477,990
Accrued expenses and other current liabilities	32	12,245,618	11,731,654	15,780,661	16,772,620
		36,738,951	27,837,455	42,390,909	43,440,006
Total liabilities		39,867,551	29,377,559	44,677,404	45,191,352
Total equity and liabilities		153,406,427	131,578,895	144,079,023	143,893,331

DIDI GLOBAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands, except for share and per share data)

	Attributable to equity holders of the Company
			Shares
			held for
			shares
	Share	Share	award	Other			Non‑
	capital	premium	scheme	reserves	Accumulated		controlling	Total
	(Note 28)	(Note 28)	(Note 28)	(Note 29)	deficit	Sub-total	interests	equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2022	156	392,823,079	(3)	21,537,701	(300,894,658)	113,466,275	72,601	113,538,876
Comprehensive income (loss)
Profit (loss) for the year	—	—	—	—	(11,720,334)	(11,720,334)	(22,564)	(11,742,898)
Other comprehensive income (loss), net of tax
Share of other comprehensive loss of equity method investees	—	—	—	(12,617)	—	(12,617)	—	(12,617)
Fair value changes of equity instruments at fair value through other comprehensive income (loss) (“FVOCI”)	—	—	—	(6,977,101)	—	(6,977,101)	—	(6,977,101)
Fair value changes of preferred shares issued by subsidiaries attributable to changes in the credit risk	—	—	—	348,855	—	348,855	—	348,855
Foreign currency translation adjustments	—	—	—	3,705,388	—	3,705,388	—	3,705,388
Total comprehensive income (loss) for the year	—	—	—	(2,935,475)	(11,720,334)	(14,655,809)	(22,564)	(14,678,373)
Transfer of gain on disposal of equity instruments at FVOCI to accumulated deficit, net of tax	—	—	—	(100,254)	100,254	—	—	—
Transfer of accumulated fair value changes of repurchased preferred shares issued by subsidiaries attributable to changes in the credit risk	—	—	—	(10,485)	10,485	—	—	—
Transactions with equity holders
Bulk issuance of ADSs reserved for share incentive plans	3	—	(3)	—	—	—	—	—
Share-based compensation	—	—	—	3,446,898	—	3,446,898	—	3,446,898
Share-based awards granted to employees of an equity investee	—	—	—	47,421	—	47,421	—	47,421
Exercise of share options and vesting of restricted shares and RSUs, net	—	2,901,666	1	(3,022,518)	—	(120,851)	—	(120,851)
Appropriation to statutory reserves	—	—	—	41,411	(41,411)	—	—	—
Transactions with non-controlling interests	—	—	—	(28,023)	—	(28,023)	(4,612)	(32,635)
Total transaction with equity holders in their capacity as equity holders for the year	3	2,901,666	(2)	485,189	(41,411)	3,345,445	(4,612)	3,340,833
Balance as of December 31, 2022	159	395,724,745	(5)	18,976,676	(312,545,664)	102,155,911	45,425	102,201,336

DIDI GLOBAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Continued)

(Amounts in thousands, except for share and per share data)

	Attributable to equity holders of the Company
				Shares
				held for
				shares
	Share	Share	Treasury	award	Other			Non‑
	capital	premium	Shares	scheme	reserves	Accumulated		controlling	Total
	(Note 28)	(Note 28)	(Note 28)	(Note 28)	(Note 29)	deficit	Sub-total	interests	equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2023	159	395,724,745	—	(5)	18,976,676	(312,545,664)	102,155,911	45,425	102,201,336
Comprehensive income (loss)
Profit (loss) for the year	—	—	—	—	—	(4,793,564)	(4,793,564)	41,135	(4,752,429)
Other comprehensive income (loss), net of tax
Share of other comprehensive loss of an equity method investee	—	—	—	—	(4,454)	—	(4,454)	—	(4,454)
Fair value changes of equity instruments at FVOCI	—	—	—	—	280,911	—	280,911	—	280,911
Fair value changes of preferred shares issued by subsidiaries attributable to changes in the credit risk	—	—	—	—	(1,187,881)	—	(1,187,881)	—	(1,187,881)
Foreign currency translation adjustments	—	—	—	—	452,806	—	452,806	—	452,806
Transfer of accumulated translation adjustments to profit or loss upon disposal of subsidiaries	—	—	—	—	10,366	—	10,366	—	10,366
Total comprehensive income (loss) for the year	—	—	—	—	(448,252)	(4,793,564)	(5,241,816)	41,135	(5,200,681)
Transfer of gain on disposal of equity instruments at FVOCI to accumulated deficit, net of tax	—	—	—	—	(804,333)	804,333	—	—	—
Transactions with equity holders
Share-based compensation	—	—	—	—	2,589,593	—	2,589,593	—	2,589,593
Exercise of share options and vesting of restricted shares and RSUs, net	—	1,865,862	—	1	(1,940,946)	—	(75,083)	—	(75,083)
Appropriation to statutory reserves	—	—	—	—	30,777	(30,777)	—	—	—
Transactions with non-controlling interests	—	—	—	—	(15,624)	—	(15,624)	14,744	(880)
Repurchase of ordinary shares	—	—	(112,666)	—	—	—	(112,666)	—	(112,666)
Total transaction with equity holders in their capacity as equity holders for the year	—	1,865,862	(112,666)	1	663,800	(30,777)	2,386,220	14,744	2,400,964
Balance as of December 31, 2023	159	397,590,607	(112,666)	(4)	18,387,891	(316,565,672)	99,300,315	101,304	99,401,619

DIDI GLOBAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Continued)

(Amounts in thousands, except for share and per share data)

	Attributable to equity holders of the Company
				Shares
				held for
				shares
	Share	Share	Treasury	award	Other			Non‑
	capital	premium	Shares	scheme	reserves	Accumulated		controlling	Total
	(Note 28)	(Note 28)	(Note 28)	(Note 28)	(Note 29)	deficit	Sub-total	interests	equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2024	159	397,590,607	(112,666)	(4)	18,387,891	(316,565,672)	99,300,315	101,304	99,401,619
Comprehensive income (loss)
Profit (loss) for the year	—	—	—	—	—	1,258,329	1,258,329	16,459	1,274,788
Other comprehensive income (loss), net of tax
Share of other comprehensive loss of an equity method investee	—	—	—	—	(3,434)	—	(3,434)	—	(3,434)
Fair value changes of equity instruments at FVOCI	—	—	—	—	481,319	—	481,319	—	481,319
Fair value changes of preferred shares issued by subsidiaries attributable to changes in the credit risk	—	—	—	—	365,216	—	365,216	—	365,216
Foreign currency translation adjustments	—	—	—	—	150,345	—	150,345	—	150,345
Total comprehensive income (loss) for the year	—	—	—	—	993,446	1,258,329	2,251,775	16,459	2,268,234
Transfer of gain on disposal of equity instruments at FVOCI to accumulated deficit, net of tax	—	—	—	—	(1,800,823)	1,800,823	—	—	—
Transfer of accumulated fair value changes of repurchased preferred shares issued by subsidiaries attributable to changes in the credit risk	—	—	—	—	443,263	(443,263)	—	—	—
Transactions with equity holders
Share-based compensation	—	—	—	—	2,252,738	—	2,252,738	—	2,252,738
Exercise of share options and vesting of restricted shares and RSUs, net	—	1,399,704	—	1	(1,748,136)	—	(348,431)	—	(348,431)
Appropriation to statutory reserves	—	—	—	—	47,147	(47,147)	—	—	—
Repurchase of ordinary shares	—	—	(4,872,181)	—	—	—	(4,872,181)	—	(4,872,181)
Cancellation of ordinary shares	(5)	(4,460,356)	4,460,361	—	—	—	—	—	—
Total transaction with equity holders in their capacity as equity holders for the year	(5)	(3,060,652)	(411,820)	1	551,749	(47,147)	(2,967,874)	—	(2,967,874)
Balance as of December 31, 2024	154	394,529,955	(524,486)	(3)	18,575,526	(313,996,930)	98,584,216	117,763	98,701,979

DIDI GLOBAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except for share and per share data)

		For the Year Ended December 31,
	Note	2022	2023	2024
		RMB	RMB	RMB

Cash flows from operating activities:
Cash generated from (used in) operations	35(a)	(10,573,896)	2,202,579	4,977,814
Interest received		1,067,011	1,766,487	2,057,742
Interest paid		(226,927)	(270,202)	(235,170)
Income tax paid		(484,790)	(512,601)	(345,832)
Net cash flows generated from (used in) operating activities		(10,218,602)	3,186,263	6,454,554
Cash flows from investing activities:
Purchase of property and equipment and intangible assets		(2,553,788)	(2,340,490)	(3,607,603)
Proceeds from disposal of property and equipment and intangible assets		698,263	850,659	776,186
Purchase of short‑term and long‑term treasury investments		(33,422,245)	(18,580,998)	(45,821,298)
Proceeds from maturities of short‑term and long‑term treasury investments		25,178,485	19,883,989	32,311,458
Purchase of investments accounted for using the equity method		(35,549)	(142,019)	(311,900)
Proceeds from disposal and distribution of investments accounted for using the equity method		1,847,562	7,379	106,357
Purchase of other financial investments and other debt investments		(2,231,526)	(1,679,193)	(2,819,184)
Proceeds from disposal/maturities of other financial investments and other debt investments		635,655	2,732,562	5,051,341
Payments for loans to investees		(34,500)	(133,707)	(140,148)
Loan repayments from investees		1,515	—	31,851
Disposal of subsidiaries, net of cash disposed, and others		—	(315,822)	281,421
Net cash flows generated from (used in) investing activities		(9,916,128)	282,360	(14,141,519)
Cash flows from financing activities:	35(c)
Proceeds from borrowings		3,821,492	10,271,344	14,519,757
Repayments of borrowings		(7,026,465)	(6,725,333)	(11,739,490)
Principal portion of lease payments		(794,941)	(700,021)	(566,110)
Proceeds from issuance of preferred shares issued by subsidiaries		—	—	1,051,463
Repurchase of preferred shares issued by subsidiaries		(126,799)	—	(4,548,908)
Repurchase of ordinary shares		—	(112,666)	(4,872,181)
Exercise of share options and vesting of restricted shares and RSUs, net		(120,603)	(58,799)	(269,247)
Other financing activities		(14,875)	215,075	(177,401)
Net cash flows generated from (used in) financing activities		(4,262,191)	2,889,600	(6,602,117)

Net increase (decrease) in cash and cash equivalents		(24,396,921)	6,358,223	(14,289,082)
Cash and cash equivalents at the beginning of the year		43,429,717	20,855,252	27,308,098
Effect of exchange rate changes on cash and cash equivalents		1,822,456	94,623	(464,173)
Cash and cash equivalents at the end of the year	27(a)	20,855,252	27,308,098	12,554,843

DIDI GLOBAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and par value)

1. Organization and principal activities

DiDi Global Inc. (the “Company”), previously named Xiaoju Science and Technology Limited, was incorporated under the laws of the Cayman Islands on January 11, 2013 and is primarily engaged in operating its global mobility technology platform that provides a range of mobility services as well as other services in the People’s Republic of China (“PRC” or “China”) and across overseas countries including Brazil, Mexico, etc. through its consolidated subsidiaries, its controlled structured entities (“Variable Interest Entities”, or “VIE”s) and VIEs’ subsidiaries (collectively, the “Group”).

The Company’s major subsidiaries, VIEs and VIEs’ subsidiaries are described as follows:

	Country/Place	Percentage of direct or
	and	indirect
	date of	economic benefits ownership
	incorporation/	January 1,	December 31,
Companies	establishment	2022	2022	2023	2024
Major Subsidiaries
Holly Universal Limited	BVI, January 6, 2017	100%	100%	100%	100%
DiDi (HK) Science and Technology Limited	Hong Kong, August 2, 2013	100%	100%	100%	100%
Xiaoju Science and Technology (Hong Kong) Limited	Hong Kong, January 29, 2013	100%	100%	100%	100%
Beijing DiDi Infinity Technology and Development Co., Ltd.	PRC, May 6, 2013	100%	100%	100%	100%

Major VIEs (Including VIEs’ Subsidiaries)
Beijing Xiaoju Science and Technology Co., Ltd.	PRC, July 10, 2012	100%	100%	100%	100%
DiDi Chuxing Science and Technology Co., Ltd.	PRC, July 29, 2015	100%	100%	100%	100%
Beijing DiDi Chuxing Technology Co., Ltd.	PRC, December 5, 2018	100%	100%	100%	100%

2. Variable interest entities

Due to the restrictions imposed by PRC laws and regulations on foreign ownership of companies engaged in value-added telecommunication services and certain other internet-based businesses, the Group operates its platforms and other restricted business in the PRC through certain PRC domestic companies, whose equity interests are held by nominee shareholders including certain management members of the Group (“Nominee Shareholders”). The Company and its subsidiaries enter into a series of contractual agreements, including power of attorney, exclusive option agreements, exclusive business cooperation agreements, equity pledge agreements, and other operating agreements, with these PRC domestic companies and their respective Nominee Shareholders. These contractual agreements can be extended at the relevant PRC subsidiaries’ options prior to the expiration date. As a result, the Company (i) has the power to direct activities of the VIEs that most significantly impact their economic performance, (ii) has exposure or rights to variable returns from its involvement with the VIEs, and has the ability to use its power over the VIEs to affect the amount of the returns. Management concluded that these PRC domestic companies are accounted for as consolidated structured entities of the Company. As such, the Group consolidated the financial results of these PRC domestic companies and their subsidiaries in the Group’s consolidated financial statements under IFRS.

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

Part of the Group’s business is conducted through the VIEs of the Group, and their financial statements have been consolidated by the Company. The Company has concluded that (i) the ownership structure of the VIEs is not in violation of any applicable PRC laws or regulations currently in effect and (ii) each of the VIE Contractual Agreements is valid, binding and enforceable in accordance with their terms and applicable PRC laws or regulations currently in effect, and does not result in any violation of the applicable PRC laws or regulations currently in effect. However, the Group has been further advised by its PRC legal counsel that uncertainty remains because current PRC laws and regulations were recently promulgated and how they will be interpreted or implemented depends on the implementation rules to be promulgated by the relevant regulators, and further, that there are uncertainties due to possible future changes in PRC laws and regulations. As a result, the Company may be unable to consolidate the VIEs and VIEs’ subsidiaries in the consolidated financial statements.

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

b Risks in relation to the VIE structure (Continued)

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

The following tables set forth the financial statements balances and amounts of the VIEs and their subsidiaries included in the consolidated financial statements after the elimination of intercompany balances and transactions among VIEs and their subsidiaries within the Group.

	As of January 1,	As of December 31,
	2022	2022	2023	2024
	RMB	RMB	RMB	RMB
Property and equipment	346,662	271,678	283,793	163,307
Intangible assets	514,838	462,485	449,509	421,566
Treasury investments	4,486,675	3,933,042	2,636,525	3,807,688
Investments accounted for using the equity method	2,146,696	2,258,191	2,477,462	2,479,867
Other financial investments measured at fair value through profit or loss	1,512,921	1,603,600	1,087,494	1,225,044
Other financial investments measured at fair value through other comprehensive income	381,908	423,558	414,773	496,472
Accounts receivable	1,716,701	1,386,950	2,091,011	2,318,179
Amounts due from the Company and its subsidiaries	20,730,377	29,306,180	25,637,023	31,467,731
Restricted cash	108,223	739,355	1,137,507	1,559,177
Cash and cash equivalents	18,499,058	5,558,835	14,631,898	3,981,383
Other assets	2,664,412	3,443,195	3,964,380	8,190,767
Total assets	53,108,471	49,387,069	54,811,375	56,111,181
Shareholders’ deficit of VIEs	(16,430,915)	(22,216,875)	(21,029,871)	(22,135,916)
Borrowings	824,964	199,807	3,496,853	3,440,561
Lease liabilities	241,202	276,526	105,645	103,282
Accounts and notes payable	3,717,589	2,706,322	4,490,690	4,372,876
Amounts due to the Company and its subsidiaries	58,675,506	63,721,621	61,319,852	63,177,051
Other liabilities	6,080,125	4,699,668	6,428,206	7,153,327
Total liabilities	69,539,386	71,603,944	75,841,246	78,247,097
Total liabilities and shareholders’ deficit of VIEs	53,108,471	49,387,069	54,811,375	56,111,181

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Total revenues	132,237,619	181,926,012	192,643,797
Profit (loss) for the year	(338,225)	1,079,592	546,030
Net cash provided by (used in) operating activities	3,381,219	16,513,314	1,115,983
Net cash provided by (used in) investing activities	400,365	1,202,359	(7,608,750)
Net cash provided by (used in) financing activities	(16,721,807)	(8,642,610)	(4,157,748)

The Company considers that there are no assets in the VIEs that can be used only to settle obligations of the VIEs, except for the registered capital of the VIEs amounting to approximately RMB13,444,434, RMB14,357,869, RMB13,202,870 and RMB19,101,737 as of January 1, 2022, December 31, 2022, 2023 and 2024, as well as certain non - distributable statutory reserves amounting to approximately RMB23,808, RMB64,034, RMB89,487 and RMB130,411 as of January 1, 2022, December 31, 2022, 2023 and 2024. As the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors normally do not have recourse to the general credit of the Company for the liabilities of the VIEs. There is currently no contractual arrangement that would force the Company to provide additional financial support to the VIEs. As the Group is conducting certain business in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

(In thousands, except for share and par value)

2. Variable interest entities (Continued)

c Summary financial information of the Group’s VIEs (inclusive of VIEs’ subsidiaries) (Continued)

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

3. Summary of accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied throughout all the years presented, unless otherwise stated.

3.1 Summary of material accounting policies

3.1.1 Basis of preparation and changes in accounting policies and disclosures

(a) Compliance with International Financial Reporting Standards (“IFRS Accounting Standards”)

The consolidated financial statements of the Group have been prepared in accordance with the IFRS Accounting Standards, as issued by the International Accounting Standards Board (“IASB”). The term “IFRS Accounting Standards” also includes International Accounting Standards (IASs) and the related interpretations of the interpretations committees (Standing Interpretations Committee (SIC) and IFRS Interpretations Committee (IFRIC)).

This is the first consolidated financial statements of the Group in compliance with IFRS Accounting Standards, and the date of the transition to IFRS Accounting Standards (“Transition Date”) was January 1, 2022. The Group has adopted IFRS 1 “First-Time Adoption of International Financial Reporting Standards” (“IFRS 1”) for the transition to IFRS Accounting Standards. The effect of the transition to IFRS Accounting Standards on the Group’s financial position, results of operations and cash flows is presented in Note 40.

The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets and financial liabilities measured at fair value through profit or loss or through other comprehensive income, which are carried at fair value.

The preparation of the consolidated financial statements in conformity with IFRS Accounting Standards requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 5.

All effective standards, amendments to standards and interpretations, which are mandatory for the financial period ended December 31, 2024, are consistently applied to the Group since the IFRS adoption date.

(In thousands, except for share and par value)

3. Summary of accounting policies (Continued)

3.1 Summary of material accounting policies (Continued)

3.1.1 Basis of preparation and changes in accounting policies and disclosures (Continued)

(b) New amendments not yet adopted by the Group

The Group has not applied the following new and revised IFRSs that have been issued but are not yet effective:

New Standards, interpretations and amendments		Effective date
IFRS 18	Presentation and Disclosure in Financial Statements	January 1, 2027
IFRS 19	Subsidiaries without Public Accountability: Disclosures	January 1, 2027
Amendments to IFRS 9 and IFRS 7	Amendments to the Classification and Measurement of Financial Instruments	January 1, 2026
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	To be determined
Amendments to IAS 21	Lack of Exchangeability	January 1, 2025
Annual Improvements to IFRS Accounting Standards – Volume 11	Amendments to IFRS 1, IFRS 7, IFRS 9, IFRS 10 and IAS 7	January 1, 2026

The Group is in the process of making an assessment of the impact of these new and amended standards upon initial application. The adoption of IFRS 18 will not affect the recognition or measurement of items in the consolidated financial statements. It mainly has impacts on presentation and disclosure of income and expenses and adds new disclosure requirements on management-defined performance measures within the consolidated financial statements. Except for IFRS 18, none of these is expected to have significant impact on the consolidated financial statements of the Group.

3.1.2 Subsidiaries and non-controlling interests

The consolidated financial statements include the financial statements of the Company, its subsidiaries, VIEs and subsidiaries of the VIEs.

Subsidiaries are all entities (including VIEs and subsidiaries of the VIEs as stated in Note 2 above) over which the Group has control. The Group controls an entity where the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

Intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated income statement, consolidated statements of comprehensive income (loss), consolidated statements of changes in equity and consolidated statements of financial position respectively.

(In thousands, except for share and par value)

3. Summary of accounting policies (Continued)

3.1 Summary of material accounting policies (Continued)

3.1.2 Subsidiaries and non-controlling interests (Continued)

(a)	Business combination

The Group applies the acquisition method to account for business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the:

●	the fair values of the assets transferred,
●	the liabilities incurred to the former owners of the acquired business,
●	the equity interests issued by the Group,
●	the fair value of any asset or liability resulting from a contingent consideration arrangement, and
●	the fair value of any pre-existing equity interest in the subsidiary.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets.

Acquisition-related costs are expensed as incurred.

The excess of the consideration transferred, amount of any non-controlling interests in the acquiree, and the acquisition-date fair value of any previous equity interests in the acquire over the fair value of the identifiable net assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net assets of the business acquired in the case of a bargain purchase, the difference is recognized directly in the profit or loss.

(b)Changes in ownership interests in subsidiaries without change of control

Transactions with non-controlling interests that do not result in a loss of control are accounted for as equity transactions — that is, as transactions with the owners of the subsidiary in their capacity as owners. The difference between fair value of any consideration paid or received and the relevant share of the carrying amount of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

(c)Changes in ownership interests in subsidiaries with change of control

When the Group ceases to consolidate a subsidiary because of a loss of control, any retained interests in the entity are remeasured to its fair value with the change in carrying amount recognized in profit or loss. This fair value becomes the initial carrying amount for the purpose of subsequently accounting for the retained interests as an associate, a joint venture or a financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss or transferred to another category of equity as specified/permitted by applicable IFRS Accounting Standards.

(In thousands, except for share and par value)

3. Summary of accounting policies (Continued)

3.1 Summary of material accounting policies (Continued)

3.1.3 Investments accounted for using the equity method

(a)Associates

Associates are all entities over which the Group has significant influence but not control or joint control, generally but not necessarily accompanying a shareholding of between 20% and 50% of the voting rights. The Group’s investments in associates in the form of ordinary shares with preferential rights, whose risks and rewards are different from ordinary shares are financial assets measured at fair value through profit or loss (Note 3.1.9). All associates in the form of ordinary shares with significant influence are accounted for using the equity method of accounting.

(b)Joint ventures

Joint ventures are joint arrangements whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement and are accounted for using the equity method of accounting.

(c)Equity method accounting

Under the equity method of accounting, the investments are initially recognized at cost and subsequently the Group’s share of post-acquisition profit or loss of the investees is recognized in the consolidated income statement, the Group’s share of post-acquisition movements in other comprehensive income of the investees is recognized in other comprehensive income. When the investees have a change in net assets (other than from a transaction with other investors) that does not affect profit or loss or other comprehensive income, the Group’s share of other changes in net assets is recognized in consolidated statements of changes in equity. Dividends received or receivable from associates and joint ventures are recognized as a reduction in the carrying amount of the investment.

Upon the acquisition of the ownership interest in an associate, any difference between the cost of the associate and the Group’s share of the net fair value of the associate’s identifiable assets and liabilities is accounted for as goodwill which is included in the carrying amount of the investment.

Where the Group’s share of losses in an associate or a joint venture equals or exceeds its interests in the entity, including any other unsecured long-term receivables, the Group does not recognize further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the entity.

Unrealized gains on transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group’s interests in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates and joint ventures have been changed where necessary to ensure consistency with the policies adopted by the Group.

The Group determines at each reporting date whether there is any objective evidence that investments accounted for using the equity method, including investments in associates and joint ventures, are impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the investment and its carrying amount and recognizes the amount in “Investment income (loss), net” in the consolidated income statements.

An associate or a joint venture of the Group might issue shares to other investors which dilute the Group’s interest. This is deemed as a partial disposal of the Group’s interest in this entity. A dilution gain or loss arising from the deemed partial disposal is recognized in the consolidated income statements. If the ownership interest in an associate or a joint venture is reduced but significant influence or joint control is retained, only a proportionate share of the amounts previously recognized in other comprehensive income is reclassified to the consolidated income statements where appropriate.

(In thousands, except for share and par value)

3. Summary of accounting policies (Continued)

3.1 Summary of material accounting policies (Continued)

3.1.4 Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, mainly refers to certain members of the Group’s management team, including the chief executive officer (“CEO”). Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the core principle of IFRS 8, the segments have similar economic characteristics, and the segments are similar in the nature of the products and services, the nature of the production processes, the type or class of customer for their products and services, the methods used to distribute their products or provide their services; and if applicable, the nature of the regulatory environment.

The Group’s internal organizational structure and business segments are more fully described in Note 7.

3.1.5 Property and equipment

All property and equipment are stated at historical cost less accumulated depreciation and impairment. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, where appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognized when replaced. All other repairs and maintenance are charged to profit or loss during the reporting period in which they are incurred.

Gain or loss on disposals are determined by comparing proceeds with carrying amount, and are recognized in the consolidated income statement.

Depreciation is calculated using the straight-line method or accelerated basis to allocate their cost, net of their residual values, over their estimated useful lives, as follows:

Categories	Estimated useful lives
Bikes and e‑bikes and related batteries	2‑4 years
Computers and equipment	2‑5 years
Vehicles	3-5 years
Leasehold improvement	Lesser of estimated useful life or remaining lease terms
Others	5‑40 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

Construction in progress mainly represents computers and equipment and bikes and e-bikes and related batteries, which is stated at actual construction cost less accumulated impairment losses. Construction in progress is transferred to appropriate categories of property and equipment when completed and ready for use.

3.1.6 Leases

Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group.

Contracts may contain both lease and non-lease components. The Group allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices.

(In thousands, except for share and par value)

3. Summary of accounting policies (Continued)

3.1 Summary of material accounting policies (Continued)

3.1.6 Leases (Continued)

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

●	fixed payments (including in-substance fixed payments), less any lease incentives receivable;
●	variable lease payment that are based on an index or a rate, initially measured using the index or rate as of the commencement date;
●	amounts expected to be payable by the Group under residual value guarantees;
●	the exercise price of a purchase option if the Group is reasonably certain to exercise that option; and
●	payments of penalties for terminating the lease, if the lease term reflects the Group exercising that option.

Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, which is generally the case for leases in the Group, the lessee’s incremental borrowing rate is used, being the rate that the individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions.

To determine the incremental borrowing rate, the Group:

●	where possible, uses recent third-party financing received by the individual lessee as a starting point, adjusted to reflect changes in financing conditions since third party financing was received;
●	uses a build-up approach that starts with a risk-free interest rate adjusted for credit risk for leases held by the Group, which does not have recent third party financing; and
●	makes adjustments specific to the lease, e.g. term, country, currency and security.

If a readily observable amortizing loan rate is available to the individual lessee (through recent financing or market data) which has a similar payment profile to the lease, then the Group uses that rate as a starting point to determine the incremental borrowing rate.

Lease payments are allocated between the lease liabilities and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Right-of-use assets are measured at cost comprising the following:

●	the amount of the initial measurement of lease liability;
●	any lease payments made at or before the commencement date less any lease incentives received;
●	any initial direct costs; and
●	restoration costs.

(In thousands, except for share and par value)

3. Summary of accounting policies (Continued)

3.1 Summary of material accounting policies (Continued)

3.1.6 Leases (Continued)

Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.

The payments associated with leases of the low-value assets are recognized on a straight-line basis as expenses in profit or loss. Variable lease payments not based on an index or a rate are recognized in profit or loss when the triggering condition of those payments occurs.

Payments associated with short-term leases are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less without a purchase option.

3.1.7 Goodwill

Goodwill arises from the acquisition of subsidiaries represents the excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identified net assets acquired.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units (“CGUs”), or groups of CGUs, that is expected to benefit from the synergies of the combination. Each CGU or group of CGUs to which the goodwill is allocated represents the lowest level within the Group at which the goodwill is monitored for internal management purposes, and is not larger than an operating segment.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of the CGU containing the goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs of disposal. Any impairment is recognized immediately as an expense and is not subsequently reversed.

(In thousands, except for share and par value)

3. Summary of accounting policies (Continued)

3.1 Summary of material accounting policies (Continued)

3.1.8 Intangible assets

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

Categories	Estimated useful lives
Non‑compete agreements	6‑7 years
Trademarks, patents and others	3-10 years
Driver lists	5 years
Customer lists	5 years
Software	3-5 years
Licenses*	Indefinite live
*

Licenses mainly include a third-party payment license issued by the People’s Republic of China government authorities that enable the Group to operate third-party payment business. The Group is required to apply for the renewal of the third-party payment license issued by the People’s Republic of China government authorities each five years and the Group considered that, based on regulatory precedent, there were no practical difficulties in the renewal process according to the industry practice, thus providing the basis for the indefinite life assumption. The acquired licenses that have an indefinite life are carried at historical cost less any subsequent impairment loss.

Expenditure on research activities is recognized as an expense in the period in which it is incurred. Expenditure on development activities is capitalized if the product or process is technically and commercially feasible and the Group has sufficient resources and the intention to complete development. There were no development costs meeting these criteria and capitalized as intangible assets for the years ended December 31, 2022, 2023 and 2024.

3.1.9 Financial assets

(a)Classification

The Group classifies its financial assets in the following measurement categories:

●	those to be measured subsequently at fair value (either through other comprehensive income, or through profit or loss), and
●	those to be measured at amortized cost.

The classification depends on the Group’s business model for managing the financial assets and the contractual terms of the cash flows.

Business model

The Group’s business model reflects how the Group manages its financial assets in order to generate cash flows. The business model determines whether the cash flow will result from collecting contractual cash flows, selling of financial assets or both.

(In thousands, except for share and par value)

3. Summary of accounting policies (Continued)

3.1 Summary of material accounting policies (Continued)

3.1.9 Financial assets (Continued)

The contractual cash flow characteristics

The characteristics of the contractual cash flow of financial assets refer to the cash flow attributes agreed in the contracts of financial instruments that reflect the economic characteristics of the relevant financial assets.

Financial assets measured at amortized cost

A debt instrument is measured at amortized cost if both of the following conditions are met and is not designated as at fair value through profit or loss (“FVTPL”): (i) the asset is managed within a business model whose objective is to hold assets in order to collect contractual cash flows; (ii) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets measured at fair value through other comprehensive income

FVOCI include debt instruments measured at FVOCI and equity instruments designated as at FVOCI. A debt instrument which is measured at FVOCI if both of the following conditions are met:

(i) the asset is managed within a business model whose objective is achieved by collecting contractual cash flows and selling financial assets; (ii) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Group may make an irrevocable election at initial recognition to designate an equity instrument as at FVOCI if it is not held for trading purpose.

Financial assets measured at fair value through profit or loss

Financial assets measured at FVTPL include the debt instruments that do not meet the criteria for amortized cost or FVOCI, and the equity investments which are not designated as measured at FVOCI.

The Group reclassifies debt instruments when and only when its business model for managing financial assets changes.

See Note 19 for details of each type of financial assets.

(b)Measurement

Initial measurement

Except for accounts receivable (Note 3.2.3) and contract assets at initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not measured at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are recorded in profit or loss.

(In thousands, except for share and par value)

3. Summary of accounting policies (Continued)

3.1 Summary of material accounting policies (Continued)

3.1.9 Financial assets (Continued)

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

Subsequent measurement

Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the Group classifies its debt instruments:

●	Amortized cost: A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is recognized in profit or loss using the effective interest method.
●	FVOCI: Movements in the carrying amount are taken through OCI, except for the recognition of impairment losses or reversals, interest income and foreign exchange gains (losses) which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss and recognized in investment income (loss), net. Interest income from these financial assets is recognized in profit or loss using the effective interest method. Foreign exchange gains (losses) are presented in finance (costs) income, net and impairment losses or reversals are presented in investment income (loss), net.
●	FVTPL: A gain or loss on a debt investment that is subsequently measured at FVTPL and is not part of a hedging relationship is recognized in profit or loss and presented net in the consolidated income statements within investment income (loss), net in the period in which it arises.

Equity instruments

The Group subsequently measures all equity investments at fair value.

Where the Group has made the irrevocable election to present fair value gains or losses on equity investments in other comprehensive income, there is no subsequent reclassification of fair value gains or losses to profit or loss following the derecognition of the investments. Dividends from such investments continue to be recognized in profit or loss as investment income (loss), net when the Group’s right to receive payments is established. Equity instruments designated as FVOCI are not subject to impairment assessment.

All other investments in equity instruments are measured at FVTPL. Changes in the fair value of financial investments measured at FVTPL are recognized in the consolidated income statements within investment income (loss), net.

(In thousands, except for share and par value)

3. Summary of accounting policies (Continued)

3.1 Summary of material accounting policies (Continued)

3.1.9 Financial assets (Continued)

(c)Impairment

The Group assesses on a forward looking basis the expected credit losses(“ECL”) associated with its debt instruments carried at amortized cost or under FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For accounts receivable and contract assets, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables.

Impairment on other debt instruments is measured as either 12-month ECL or lifetime ECL, depending on whether there has been a significant increase in credit risk(“SICR”) since initial recognition. If a significant increase in credit risk of a receivable has occurred since initial recognition, then impairment is measured as lifetime ECL.

(d)Derecognition

The Group derecognizes a financial asset, if the part being considered for derecognition meets one of the following conditions: (i) the contractual rights to receive the cash flows of the financial asset expire; (ii) the contractual rights to receive the cash flows and substantially all the risks and rewards of ownership of the financial asset have been transferred; or (iii) the Group retains the contractual rights to receive the cash flows of the financial asset, but assumes a contractual obligation to pay the cash flows to the eventual recipient in an agreement that meets all the conditions of derecognition of transfer of cash flows (“pass through” requirements) and substantially all the risks and rewards of ownership of the financial asset have been transferred.

Where a transfer of a financial asset in its entirety meets the criteria for derecognition, the difference between the two amounts below is recognized in profit or loss or retained earnings:

●	the carrying amount of the financial asset transferred; and
●	the sum of the consideration received from the transfer and any cumulative gains or losses that has been recognized directly in equity.

If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group continues to recognize the asset to the extent of its continuing involvement and recognizes an associated liability.

As part of its operations, the Group securitises financial assets, generally through the sale of these assets to special purpose vehicles which issue securities to investors. When the securitisation of financial assets is qualified for derecognition, the relevant financial assets are derecognized in their entirety and a new financial asset is recognized regarding the interest in the unconsolidated securitisation vehicles that the Group acquired. When the securitisation of financial assets is not qualified for derecognition, the relevant financial assets are not derecognized, and the consideration paid by third parties are recorded as a financial liability. When the securitisation of financial assets is partially qualified for derecognition, the book value of the transferred assets should be recognized between the derecognized portion and the retained portion based on their respective fair values, and the difference between the book value of the derecognized portion and the total consideration paid for the derecognized portion shall be recorded in profit or loss.

(In thousands, except for share and par value)

3. Summary of accounting policies (Continued)

3.1 Summary of material accounting policies (Continued)

3.1.10 Impairment of non-financial assets

Goodwill and assets that have an indefinite useful life or are not yet available for use are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use (“VIU”). For the purpose of assessing impairment, assets are grouped at the lowest levels of CGUs. Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

3.1.11 Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated income statements over the period of the borrowings using the effective interest method.

Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facility to which it relates.

Borrowings are classified as current liabilities unless the Group has a right to defer settlement of the liability for at least 12 months after the end of the reporting period.

3.1.12 Preferred shares issued by subsidiaries

Preferred shares issued by subsidiaries of the Group (“issuer”) may require the issuer or the Group to settle them in cash upon the occurrence of certain events including certain deemed liquidation events that are not solely within the control of the Group. All of these preferred shares can be converted into ordinary shares of issuer at any time after the original issuance date at the option of the holders or automatically converted into ordinary shares upon the closing of an IPO at an initial conversion ratio of 1:1 subject to certain adjustment scenarios including in adjustment for conversion price for dilutive issuance, as detailed in Note 33.

The Group designated these entire preferred shares as financial liabilities at fair value through profit or loss on initial recognition and the embedded features, including conversion feature and liquidation preferences, are not separated. Thus, the preferred shares are initially recognized at fair value. Any directly attributable transaction costs are recognized as finance (costs) income, net in the consolidated income statements.

Subsequent to initial recognition, the changes of fair value of these preferred shares attributable to changes in the credit risk of these preferred shares were recognized in other comprehensive income and the other changes of fair value of these preferred shares were recognized in profit or loss. Changes in fair value attributable to the Group’s credit risk that are recognized in other comprehensive income are not subsequently reclassified to profit or loss; instead, they are transferred to retained earnings when realized.

These preferred shares have been presented as current liabilities as the preferred shares may be converted into ordinary shares at the option of the preferred shareholders at any time, and the conversion option doesn’t meet the definition of equity instrument.

(In thousands, except for share and par value)

3. Summary of accounting policies (Continued)

3.1 Summary of material accounting policies (Continued)

3.1.13 Current and deferred income tax

The income tax expense for the period comprises current and deferred income tax. Income tax is recognized in the consolidated income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the income tax is also recognized in other comprehensive income or directly in equity, respectively.

(a)Current income tax

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. The Group measures its tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.

(b)Deferred income tax

Inside basis differences

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill and the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss and does not give rise to equal amounts of taxable and deductible temporary differences. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred tax assets are realized or the deferred tax liabilities are settled.

Deferred tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Outside basis differences

Deferred tax liabilities are provided on taxable temporary differences arising from investments in subsidiaries, associates and joint arrangements, except for deferred tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Generally the Group is unable to control the reversal of the temporary difference for associates and joint ventures. Only when there is an agreement in place that gives the Group the ability to control the reversal of the temporary difference in the foreseeable future, deferred tax liability in relation to taxable temporary differences arising from the associate’s undistributed profits is not recognized.

Deferred tax assets are recognized on deductible temporary differences arising from investments in subsidiaries, associates and joint arrangements only to the extent that it is probable the temporary difference will reverse in the future and there is sufficient taxable profit available against which the temporary difference can be utilized.

(c)Offsetting

Deferred tax assets and liabilities are offset where there is a legally enforceable right to offset current income tax assets against current income tax liabilities and where the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

(In thousands, except for share and par value)

3. Summary of accounting policies (Continued)

3.1 Summary of material accounting policies (Continued)

3.1.14 Share-based compensation

The Group operates share incentive plans, under which it receives services from employees and non-employees as consideration for equity instruments (share options, restricted shares and restricted share units (“RSUs”)) of the Group. The fair value of the services received in exchange for the grant of the equity instruments (share options, restricted shares and RSUs) is recognized as an expense on the consolidated income statements with a corresponding increase in equity.

For grant of share options, the total amount to be expensed is determined by reference to the fair value of the options granted by using Binomial option pricing model, which includes the impact of market performance conditions but excludes the impact of service condition and non-market performance conditions. Any other conditions attached to an award, but without an associated service requirement, are considered to be non-vesting conditions. Non-vesting conditions are reflected in the fair value of an award and lead to an immediate expensing of an award unless there are also service and/or performance conditions.

For grant of restricted shares and RSUs, the fair value of share-based awards was determined based on the market price of the Group’s publicly traded ADSs on the NYSE before its delisting in June 2022 and the Group’s ADSs have been quoted on OTC Pink under the symbol “DIDIY” thereafter.

Non-market performance and service conditions are included in assumptions about the number of options and awarded shares that are expected to become vested. At each reporting period end, the Group revises the estimates of the number of options and awarded shares that are expected to ultimately vest. It recognizes the impact of the revision to original estimates, if any, in the consolidated income statements of the Group, with a corresponding adjustment to equity.

If the terms of an equity-settled share-based award are modified, the effect of modification is recognized for any modification that increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employees and non-employees, as measured at the date of modification. Modifications of an equity-settled share-based award in a manner that is not beneficial to employees or non-employees are not taken into account when determining the expenses to be recognized.

3.1.15 Revenue recognition

Revenue is recognized when control of the promised goods or services is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services, after considering allowances for refund, price concession, discount and value added tax (“VAT”).

(a)The accounting policy for the Group’s main revenue streams

China Mobility

The Group generates revenues from providing a variety of mobility services through its mobility platform in the Mainland China (“China Mobility Platform”). The Group’s revenues from its ride hailing services in the Mainland China presented on a gross basis accounted for more than 97% of the total revenues from China Mobility for the years ended December 31, 2022, 2023, and 2024, respectively. The Group also generates revenues from providing other mobility services such as chauffeur, hitch, online taxi and other services in the Mainland China. As part of the Chinese government’s effort to ease the burden of business affected by the COVID - 19 pandemic, the Ministry of Finance and the State Taxation Administration temporarily exempted VAT on revenues derived from the provision of public transportation services in the Mainland China from January 2022 to December 2022.

(In thousands, except for share and par value)

3. Summary of accounting policies (Continued)

3.1 Summary of material accounting policies (Continued)

3.1.15 Revenue recognition (Continued)

●	Ride hailing services in the PRC

The Group provides a variety of ride hailing services on its China Mobility Platform, mainly including Luxe, Premier, DiDi Flash, Express, Discount Express, Piggy Express and Carpooling service lines in the PRC, and considers itself as the ride service provider according to the relevant regulations in the PRC and the ride service agreements entered into with riders. For all ride hailing services offered, names of the services and the service providers with the corresponding service agreements are displayed on the Group’s China Mobility Platform. Riders can choose ride hailing services from the Group’s China Mobility Platform based on their mobility needs and preferences. When a rider selects and initiates a ride service request, an estimated service fee is displayed and the rider can further decide whether to place the service request or not. Once the rider places the ride service request and the Group accepts the service request, a ride service agreement is entered into between the rider and the Group. Upon completion of the ride services, the Group recognizes ride hailing services revenues on a gross basis.

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

●	Chauffeur, hitch and online taxi services in the PRC

The Group provides a variety of other services on its China Mobility Platform, mainly including chauffeur, hitch and online taxi services. The Group considers itself as the agent for chauffeur, hitch and online taxi services and recognizes agency revenue earned mainly from the service providers such as hitch and taxi drivers, and chauffeur service providers.

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

(In thousands, except for share and par value)

3. Summary of accounting policies (Continued)

3.1 Summary of material accounting policies (Continued)

3.1.15 Revenue recognition (Continued)

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

The financial services revenues mainly consist of interest income from micro loans services and credit card services. The Group generates interest income from its loans receivable by applying the effective interest method. For an explanation of how the Group calculates interest income, see Note 3.1.21- Interest income.

Other Initiatives

●	Bike and e-bike sharing

The Group derives its revenue mainly from single ride fees paid by consumers for bike and e-bike sharing services. The Group enters into rental agreements with the consumers at the inception of each trip and is responsible for providing access to the bikes and e-bikes over the consumer’s desired period of use. The rental revenues from single ride fees are recognized upon the completion of each trip.

●	Certain energy and vehicle services

Certain energy and vehicle services include charging, refuelling and the leasing business that the Group carries out itself.

The Group considers itself as the agent for refuelling and charging services and recognizes agency revenue primarily from its services contracts with gas stations and drivers for refuelling services or with charging stations for charging services upon the completion of a refuelling or charging order.

The Group mainly provides lease services by leasing self-owned vehicles to drivers through its platform. The Group generally considers itself to be the accounting lessor, as applicable, in these arrangements in accordance with IFRS 16. Revenues from these services are recognized on a straight line basis over the lease period.

●	Financial services in the PRC

The financial services revenues mainly include interest income from micro loans services. The Group generates interest income from its loans receivable by applying the effective interest method. For an explanation of how the Group calculates interest income, see Note 3.1.21-Interest income.

●	Others

The Group provides a variety of other initiatives services on its platform, including intra-city freight and other services. The Group generally recognizes revenues when services are provided to its customers.

(In thousands, except for share and par value)

3. Summary of accounting policies (Continued)

3.1 Summary of material accounting policies (Continued)

3.1.15 Revenue recognition (Continued)

(b)Contract balances and contract cost

A contract asset is the Group’s right to consideration in exchange for goods and services that the Group has transferred to a customer when that right is conditioned on something other than the passage of time. A receivable is recorded when the Group has an unconditional right to consideration, if only the passage of time is required before payment of that consideration is due.

A contract liability is the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer. The Group’s contract liabilities mainly comprise advance payments from ride hailing services in the PRC and from Other Initiatives segment which are recognized as accrued expenses and other current liabilities and other non-current liabilities in the consolidated statements of financial position.

Contract costs include incremental costs of obtaining a contract and costs to fulfil a contract with the customers. The contract costs are amortized using a method which is consistent with the pattern of recognition of the respective revenues. The Group has applied the practical expedient to recognize the contract cost relating to obtaining a contract as an expense when incurred, if otherwise the amortization period is one year or less.

(c)Incentive to consumers

When incentives provided to consumers that are considered as customers from an accounting perspective, the incentives are recorded as a reduction of revenue if there is no exchange of a distinct good or service to the Group or the fair value of the good or service received cannot be reasonably estimated. Incentives provided to consumers that are not considered as customers from an accounting perspective that represent explicit or implicit obligations on behalf of customers from an accounting perspective are recorded as a reduction of revenues, otherwise the “Selling and marketing expenses”.

(d)Practical Expedients and Exemptions

The transaction price allocated to the performance obligations that are unsatisfied, or partially unsatisfied, has not been disclosed, as substantially all the Group’s contracts with customers have a duration of 1 year or less.

3.1.16 Cost of revenues

Cost of revenues, which are directly related to revenue generating transactions on the Group’s platform, primarily consists of transaction related costs (which mainly includes driver cost, insurance cost and payment processing charges related to the Group’s service offerings), credit losses of loans receivable, depreciation of bikes and e-bikes and vehicles, and bandwidth and server related costs.

(In thousands, except for share and par value)

3. Summary of accounting policies (Continued)

3.1 Summary of material accounting policies (Continued)

3.1.17 Operations and support

Operations and support expenses consist primarily of driver operation fees, personnel-related compensation expenses, including share-based compensation for the Group’s operations and support personnel, third party customer service fees, other outsourcing fees and expenses related to general operations.

3.1.18 Sales and marketing expenses

Sales and marketing expenses consist primarily of advertising and promotion expenses, certain incentives paid to consumers not considered as customers from an accounting perspective, personnel-related compensation expenses, including share-based compensation for the Group’s sales and marketing staff, and amortization of acquired intangible assets utilized by sales and marketing functions.

3.1.19 Research and development expenses

Research and development expenses consist primarily of personnel-related compensation expenses, including share-based compensation for employees in engineering, depreciation and impairment of property and equipment utilized by research and development functions, design and product development, and bandwidth and server related costs incurred by research and development functions. The Group expenses all research and development expenses as incurred.

3.1.20 General and administrative expenses

General and administrative expenses consist primarily of personnel-related compensation expenses, including share-based compensation for the Group’s managerial and administrative staff, professional services fees, allowances for doubtful accounts, office rental and property management fees, depreciation and amortization related to assets used for managerial functions, fines and miscellaneous administrative expenses.

3.1.21 Interest income

Interest income is calculated by applying the effective interest rate to the gross carrying amount of financial assets except for financial assets that subsequently become credit-impaired. For credit-impaired financial assets, the effective interest rate is applied to the net carrying amount of the financial assets (after the deduction of the loss allowance).

Interest income earned from financial assets that are held for treasury management purposes is presented as interest income. Interest income generated from loans receivable in domestic and overseas financial services is presented as revenue, amounting to RMB1,149,754, RMB2,764,131 and RMB4,971,597 for the years ended December 31, 2022, 2023 and 2024. Refer to Note 4.1.2 for details.

3.2 Summary of other accounting policies

3.2.1 Functional currency and foreign currency translation

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The Group uses Renminbi (“RMB”) as its presentation currency. The functional currency of the Company and its subsidiaries incorporated in the Cayman Islands and BVI is United States dollars (“US$”). The functional currency of its subsidiaries incorporated in Hong Kong is Hong Kong dollar (“HK$”) or US$. The functional currency of the Mainland China entities in the Group is RMB. The Company’s subsidiaries with operations in other jurisdictions generally use their respective local currencies as their functional currencies.

(In thousands, except for share and par value)

3. Summary of accounting policies (Continued)

3.2 Summary of other accounting policies (Continued)

3.2.1 Functional currency and foreign currency translation (Continued)

The financial statements of the Group are translated from the functional currency into RMB. Assets and liabilities are translated at the exchange rates at the balance sheet date. Equity accounts other than earnings generated in the current period are translated into RMB using the appropriate historical rates. Revenues and expenses, gains and losses are translated into RMB using the periodic average exchange rates. Translation adjustments are reported as foreign currency translation adjustments and are shown as a component of other comprehensive income in the consolidated statements of comprehensive income (loss).

On consolidation, exchange differences arising from the translation of any net investment in foreign entities are recognized in other comprehensive income. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, the associated exchange differences are reclassified from equity to profit or loss on disposal of the net investment.

3.2.2 Government grants

Government grants are recognized in the consolidated statements of financial position initially when there is reasonable assurance that they will be received and that the Group will comply with the conditions attaching to them. Grants that compensate the Group for expenses incurred are recognized as income in profit or loss on a systematic basis in the same periods in which the expenses are incurred. Such amounts are recognized in the consolidated income statements upon receipt and when all conditions attached to the grants are fulfilled. Grants that compensate the Group for the cost of an asset are deducted from the carrying amount of the asset and consequently are effectively recognized in profit or loss over the useful life of the asset by way of reduced depreciation expense. For the years ended December 31, 2022, 2023 and 2024, government grants amounted to RMB458,141, RMB254,623 and RMB1,116,220 are recognized as reduction of specific costs and expenses.

3.2.3 Accounts receivable

Accounts receivable represent the amounts that the Group has an unconditional right to consideration from riders, other individual customers and enterprise customers, and primarily consist of (i) unpaid fare amounts from riders, (ii) fare amounts paid by riders but not yet received by the Group, (iii) fare amounts not yet paid by enterprise customers, (iv) unpaid amounts from individual customers and enterprise customers for other services completed.

Accounts receivable are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components when they are recognized at fair value, and subsequently measured at amortized cost using effective interest rate method, less allowance for impairment that is subject to ECL model Note 4.1.2(b).

3.2.4 Cash and cash equivalents

Cash and cash equivalents represent cash on hand, time deposits and highly liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal for use, and which have original maturities less than three months.

3.2.5 Restricted cash and non-current restricted cash

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

(In thousands, except for share and par value)

3. Summary of accounting policies (Continued)

3.2 Summary of other accounting policies (Continued)

3.2.6 Accounts payable

Accounts payable are obligations to pay for services or goods that have been acquired in the ordinary course of business from suppliers. Accounts payable are presented as current liabilities unless payment is not due within 12 months after the end of the reporting period.

Accounts payable are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

3.2.7 Financial liabilities measured at fair value through profit or loss

Except for preferred shares issued by the subsidiaries, financial liabilities measured at FVTPL mainly include derivative liabilities with net gain or loss recognized in profit or loss in the consolidated income statements within investment income (loss), net.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss in the consolidated income statements within investment income (loss), net.

3.2.8 Offsetting financial instruments

Financial assets and liabilities are offset, and the net amount is reported in the consolidated statements of financial position only when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the assets and settle the liabilities simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in certain circumstances, such as default, insolvency, bankruptcy or the termination of a contract.

3.2.9 Employee benefits

(a)	Employee leave entitlement

Employee entitlements to annual leave are recognized when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the end of the reporting period.

(b)	Pension costs and other social welfare benefits

Full-time employees of the Group’s subsidiaries are required to participate in pension plans (defined contribution plans) and other social benefits contribution plans operated by the relevant government authorities. Other social benefits contribution plans primarily consist of medical care, unemployment insurance, employee housing fund and others. The Group’s liability in respect of these plans is limited to the contributions payable in each period. The Group’s contributions to these plans are expensed as incurred. Assets of the plans are held and managed by government authorities and are separated from those of the Group.

(c)	Bonus plan

The expected cost of bonuses is recognized as a liability when the Group has a present legal or constructive obligation for payment of bonuses as a result of services rendered by employees and a reliable estimate of the obligation being made. Liabilities for bonuses are expected to be settled within 1 year and are measured at the amounts expected to be paid when they are settled.

(In thousands, except for share and par value)

3. Summary of accounting policies (Continued)

3.2 Summary of other accounting policies (Continued)

3.2.10 Provisions and contingent liabilities

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events. It is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognized for future operating loss.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognized as interest expenses.

3.2.11 Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or share options are shown in equity as a deduction from the proceeds.

3.2.12 Treasury shares

The Group accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury shares account in shareholders’ equity (deficit) until the shares are cancelled.

4. Financial risk management

4.1 Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, price risk and interest rate risk), credit risk and liquidity risk. The Group’s overall risk management strategy seeks to minimise the potential adverse effects on the financial performance of the Group. Risk management is carried out by the management of the Group.

4.1.1 Market risk

(a) Foreign exchange risk

Foreign exchange risk arises when future commercial transactions or recognized assets and liabilities are denominated in a currency that is not the Group entities’ functional currency. The Group manages its foreign exchange risk by performing regular reviews of the Group’s net foreign exchange exposures and tries to minimise these exposures through natural hedges, wherever possible and may enter into forward foreign exchange contracts, when necessary.

The Group operates mainly in the Mainland China with most of the transactions settled in RMB. The functional currency of the Group’s subsidiaries operate in the Mainland China is RMB and whereas functional currency of the Company is USD. The Group’s subsidiaries located outside the Mainland China, mainly including Hong Kong, Singapore, Brazil and Mexico are exposed to foreign exchange risk arising from various currency exposures.

(In thousands, except for share and par value)

4. Financial risk management (Continued)

4.1 Financial risk factors (Continued)

4.1.1 Market risk (Continued)

For the Group’s subsidiaries whose functional currency is RMB, if USD had strengthened/weakened by 5% against RMB with all other variables held constant, the foreign exchanges gains (losses) would have been approximately RMB216,900 and RMB190,235 lower/higher for the years ended December 31, 2024 and 2023, respectively as a result of translation of net monetary liabilities denominated in USD at the end of the year. The foreign exchanges gains (losses) would have been approximately RMB153,675 higher/lower for the year ended December 31, 2022, as a result of translation of net monetary assets denominated in USD at the end of the year.

For the Group’s subsidiaries whose functional currency is USD, if RMB had strengthened/weakened by 5% against USD with all other variables held constant, the foreign exchanges gains (losses) would have been approximately RMB28,467 higher/lower for the year ended December 31, 2024, as a result of translation of net monetary assets denominated in RMB at the end of the year. The foreign exchanges gains (losses) would have been approximately RMB51,151 and RMB169,989 lower/higher for the years ended December 31, 2023 and 2022, respectively, as a result of translation of net monetary liabilities denominated in RMB at the end of the year.

For the Group’s subsidiaries whose functional currency is USD, if MXN had strengthened/weakened by 5% against USD with all other variables held constant, the foreign exchanges gains (losses) would have been approximately RMB66,185, RMB71,139 and RMB26,296 higher/lower for the years ended December 31, 2024, 2023 and 2022, respectively, as a result of translation of net monetary assets denominated in MXN at the end of the year.

For the Group’s subsidiaries whose functional currency is BRL, if USD had strengthened/weakened by 5% against BRL with all other variables held constant, the foreign exchanges gains (losses) would have been approximately RMB1,520 and RMB198,284 lower/higher for the years ended December 31, 2024 and 2023, respectively, as a result of translation of net monetary liabilities denominated in USD at the end of the year. The foreign exchanges gains (losses) would have been approximately RMB568 higher/lower for the year ended December 31, 2022, as a result of translation of net monetary assets denominated in USD at the end of the year.

(b) Price risk

The Group is exposed to price risk primarily in respect of its investments that classified either as other financial investments measured at FVTPL (Note 23) or other financial investments measured at FVOCI (Note 24). The Group is not exposed to commodity price risk. To manage its price risk arising from the investments, the Group diversifies its portfolio. Each investment is managed by management on a case by case basis.

The sensitivity analysis is performed by management to assess the exposure of the Group’s financial results to equity price risk of other financial investments measured at FVTPL and other financial investments measured at FVOCI at the end of each reporting period. If prices of the respective investments held by the Group had been 5% higher/lower, the profit before income tax for the year ended December 31, 2024 would have been approximately RMB180,103 higher/lower as a result of gains/losses on other financial investments measured at FVTPL (the loss before income tax for the years ended December 31, 2022 and 2023 would have been RMB141,988 and RMB144,336 lower/higher, respectively), and the other comprehensive income would have been approximately RMB281,238 higher/lower as a result of gains/losses on other financial investments measured at FVOCI (the other comprehensive loss for the years ended December 31, 2022 and 2023 would have been RMB350,465 and RMB481,228 lower/higher, respectively).

(c) Interest rate risk

The Group’s interest rate risk primarily arose from borrowings with floating and fixed rates, cash and cash equivalents, restricted cash, loans receivable and treasury investments at amortized cost, and details of which have been disclosed in Note 34, Note 27, Note 26 and Note 21. Those carried at floating rates expose the Group to cash flow interest rate risk whereas those carried at fixed rates expose the Group to fair value interest rate risk.

(In thousands, except for share and par value)

4 Financial risk management (Continued)

4.1 Financial risk factors (Continued)

4.1.1 Market risk (Continued)

If the interest rate of borrowings with floating rate had been 50 basis points higher/lower, the profit before income tax for the year ended December 31, 2024 would have been approximately RMB13,631 lower/higher, and the loss before income tax for the years ended December 31, 2022 and 2023 would have been approximately RMB5,637 and RMB1,872 higher/lower.

The fair value interest rate risk from financial assets and liabilities carried at fixed rates is not significant for the Group. The Group regularly monitors its interest rate risk to ensure there is no undue exposure to significant interest rate movements.

4.1.2 Credit risk

The Group is exposed to credit risk mainly in relation to certain financial assets and contract assets, of which the carrying amounts represent the Group’s maximum exposure to the credit risk. The ECL arising from the credit risk are RMB1,121,776, RMB2,077,109 and RMB3,692,123 for the years ended December 31, 2022, 2023 and 2024, respectively

(a) Cash and cash equivalents, restricted cash, treasury investment stated at amortized cost and debt instruments measured at FVOCI

To manage credit risk arising from cash and cash equivalents, restricted cash, treasury investment stated at amortized cost and debt instruments measured at FVOCI, the Group only transacts with reputable financial institutions. Primarily these instruments are considered to have a low risk of default and the counterparty has a strong capacity to meet its contractual cash flows obligations in the near term. The identified credit losses are immaterial.

(b) Accounts receivable

To manage risk arising from accounts receivable, the Group has policies in place to ensure that credit terms are made to counterparties with an appropriate credit history and the management performs ongoing credit evaluations of its counterparties. The credit period granted to the customers is usually no more than 30 days and the credit quality of these customers is assessed, which takes into account their financial position, past experience and other factors.

The contract assets relate to unbilled work in progress and have substantially the same risk characteristics as the accounts receivable for the same types of contracts. To measure the ECL, accounts receivable and contract assets have been grouped based on shared credit risk characteristics and the days past due.

Accounts receivables are written off when there is no reasonable expectation of recovery with indicators including, amongst others, the failure of a debtor to engage in a repayment plan with the Group, and a failure to make contractual payments after exhausting all practical recovery efforts. Subsequent recoveries of amounts previously written off are credited against the same line item.

The Group has a large number of customers and there is no single external customer deriving more than 10% of the Group’s total revenues.

(c) Other receivables

For other receivables, management makes periodic collective assessments as well as individual assessment on the recoverability of other receivables based on historical settlement records and past experiences. In view of the history of cooperation with debtors and the sound collection history of receivables due from them, management believes that the credit risk inherent in the Group’s outstanding other receivable balances is not significant.

(In thousands, except for share and par value)

4. Financial risk management (Continued)

4.1 Financial risk factors (Continued)

4.1.2 Credit risk (Continued)

(d) Loans receivable

To manage credit risk arising from loans receivable, the Group performs standardized credit management procedures. For pre-approval investigation, the Group uses self-developed platform and systems using big data technology to optimize the review process, including credit analysis, assessment of collectability of borrowers, possibility of misconduct and fraudulent activities. In terms of credit examining management, the Group has established specific policies and procedures to assess loans offering. For subsequent monitoring, the Group has implemented credit examination on each borrower. Once the loan is issued, all borrowers will be assessed by fraud examination model to prevent fraudulent behaviours. In post-loan supervision, the Group has established risk monitoring alert system through periodical monitoring.

The estimation of credit exposure for risk management purposes is complex and requires the use of models, as the exposure varies with changes in market conditions, expected cash flows and the passage of time. The assessment of credit risk of a portfolio of assets entails further estimations as to the likelihood of defaults occurring, of the associated loss ratios and of default correlations between counterparties. The Group measures credit risk using Probability of Default (“PD”), Exposure at Default (“EAD”) and Loss Given Default (“LGD”).

(1)	Expected credit loss model for loans receivable:

The impairment of loans receivable was provided based on the “three-stages” model by referring to the changes in credit quality since initial recognition.

●	The loans receivable that are not credit-impaired on initial recognition are classified in “Stage 1” and have their credit risk continuously monitored by the Group. The expected credit loss is measured on a 12-month basis.
●	If a significant increase in credit risk (as defined below) since initial recognition is identified, the loans receivable are moved to “Stage 2” but is not yet deemed to be credit-impaired. The expected credit loss is measured on lifetime basis.
●	If the loans receivable are credit-impaired (as defined below), the loans receivable are then moved to “Stage 3”. The expected credit loss is measured on lifetime basis.

Interest income is calculated on the gross carrying amount of loans receivable (without deducting the loss allowance) in Stage 1 and 2 and on the loans receivable (net of loss allowance) in Stage 3.

The key judgments and assumptions adopted by the Group in addressing the requirements of the standard are discussed below:

●	Significant increase in credit risk (SICR)

The Group considers loans receivable to have experienced an SICR if the borrower is past due more than 1 day on its contractual payments.

●	Definition of default and credit-impaired assets

The Group defines loans receivable as in default and credit-impaired, when the borrower is more than 30 or 90 days past due on its contractual payments depends on different loan products.

(In thousands, except for share and par value)

4. Financial risk management (Continued)

4.1 Financial risk factors (Continued)

4.1.2 Credit risk (Continued)

●	Measuring ECL – Explanation of inputs, assumptions and estimation techniques

To manage credit risk arising from loans receivable, standardized credit management procedures are performed. The Group measures credit risk using PD, EAD and LGD. This is consistent with the general approach used for the purpose of measuring ECL under IFRS 9. ECL is the product of the PD, EAD, and LGD.

●	Forward-looking information incorporated in the ECL models

The calculation of ECL incorporates forward-looking information. The Group has performed historical analysis and identified Gross Domestic Product (“GDP”) and Consumer Price Index (“CPI”) as the key economic variables impacting credit risk and expected credit losses.

As with any economic forecasts, the projections and likelihoods of occurrence are subject to a high degree of inherent uncertainty and therefore the actual outcomes may be significantly different to those projected. The Group considers these forecasts to represent its best estimate of the possible outcomes and has analyzed the nonlinearities and asymmetries within the Group’s different portfolios to establish that the chosen scenarios are appropriately representative of the range of possible scenarios.

●	Grouping of instruments for losses measured on a collective basis

For ECL provisions modeled on a collective basis, a grouping of exposures is performed on the basis of shared risk characteristics, such that risk exposures within a group are homogeneous.

(2)	Loss Allowance:

The credit loss allowance recognized in the year is impacted by a variety of factors, as described below:

●	Transfers between Stage 1 and Stages 2 or 3 due to loans receivable experiencing significant increases (or decreases) of credit risk in the year, and the subsequent “step up” (or “step down”) between 12-month and lifetime ECL;
●	Additional allowances for new loans receivable recognized, as well as releases for loans receivable derecognized in the year;
●	Loans receivable derecognized and write-offs of allowances related to assets that were written off during the year;
●	Changes in the inputs, assumptions and estimation techniques of ECL calculation during the reporting period.

(In thousands, except for share and par value)

4. Financial risk management (Continued)

4.1 Financial risk factors (Continued)

4.1.2 Credit risk (Continued)

The following tables represent changes in the gross carrying amount of the loans receivable between the beginning and the end of each reporting period:

	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total
	RMB	RMB	RMB	RMB
Gross carrying amount as of January 1, 2022	4,861,831	186,643	200,330	5,248,804

Transfers:
Transfer from Stage 1 to Stage 2	(143,965)	143,965	—	—
Transfer from Stage 1 to Stage 3	(499,659)	—	499,659	—
Transfer from Stage 2 to Stage 3	—	(124,269)	124,269	—
Net increases/ (decreases)	1,331,177	(68,051)	(43,642)	1,219,484
Write - offs	—	—	(672,136)	(672,136)
Currency translation differences	2,602	85	—	2,687

Gross carrying amount as of December 31, 2022	5,551,986	138,373	108,480	5,798,839

	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total
	RMB	RMB	RMB	RMB
Gross carrying amount as of January 1, 2023	5,551,986	138,373	108,480	5,798,839

Transfers:
Transfer from Stage 1 to Stage 2	(322,405)	322,405	—	—
Transfer from Stage 1 to Stage 3	(930,149)	—	930,149	—
Transfer from Stage 2 to Stage 1	25	(25)	—	—
Transfer from Stage 2 to Stage 3	—	(121,231)	121,231	—
Net increases/ (decreases)	4,902,917	(6,344)	(10,717)	4,885,856
Write - offs	—	—	(945,311)	(945,311)
Currency translation differences	84,870	4,755	666	90,291

Gross carrying amount as of December 31, 2023	9,287,244	337,933	204,498	9,829,675

	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total
	RMB	RMB	RMB	RMB
Gross carrying amount as of January 1, 2024	9,287,244	337,933	204,498	9,829,675

Transfers:
Transfer from Stage 1 to Stage 2	(467,517)	467,517	—	—
Transfer from Stage 1 to Stage 3	(2,101,393)	—	2,101,393	—
Transfer from Stage 2 to Stage 1	2,655	(2,655)	—	—
Transfer from Stage 2 to Stage 3	—	(348,198)	348,198	—
Net increases/ (decreases)	5,354,258	(61,297)	(218,540)	5,074,421
Write - offs	—	—	(1,565,290)	(1,565,290)
Currency translation differences	(628,531)	(32,231)	(86,727)	(747,489)

Gross carrying amount as of December 31, 2024	11,446,716	361,069	783,532	12,591,317

(In thousands, except for share and par value)

4. Financial risk management (Continued)

4.1 Financial risk factors (Continued)

4.1.2 Credit risk (Continued)

The following tables represent the changes in the loss allowance for loans receivable between the beginning and the end of each reporting period:

	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total
	RMB	RMB	RMB	RMB
Loss allowance as of January 1, 2022	(272,753)	(145,003)	(186,750)	(604,506)

Transfers:
Transfer from Stage 1 to Stage 2	10,213	(10,213)	—	—
Transfer from Stage 1 to Stage 3	34,968	—	(34,968)	—
Transfer from Stage 2 to Stage 3	—	98,398	(98,398)	—
Net (increases)/decreases	(133,424)	(49,867)	(446,803)	(630,094)
Write - offs	—	—	672,136	672,136
Changes in ECL measurement	111,935	(4,943)	(761)	106,231
Currency translation differences	(3,289)	(690)	—	(3,979)

Loss allowance as of December 31, 2022	(252,350)	(112,318)	(95,544)	(460,212)

	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total
	RMB	RMB	RMB	RMB
Loss allowance as of January 1, 2023	(252,350)	(112,318)	(95,544)	(460,212)

Transfers:
Transfer from Stage 1 to Stage 2	15,201	(15,201)	—	—
Transfer from Stage 1 to Stage 3	50,648	—	(50,648)	—
Transfer from Stage 2 to Stage 1	(16)	16	—	—
Transfer from Stage 2 to Stage 3	—	93,045	(93,045)	—
Net (increases)/decreases	(427,451)	(217,500)	(893,519)	(1,538,470)
Write - offs	—	—	945,311	945,311
Changes in ECL measurement	(66,153)	(5,575)	527	(71,201)
Currency translation differences	(20,717)	(2,715)	(1,941)	(25,373)

Loss allowance as of December 31, 2023	(700,838)	(260,248)	(188,859)	(1,149,945)

(In thousands, except for share and par value)

4. Financial risk management (Continued)

4.1 Financial risk factors (Continued)

4.1.2 Credit risk (Continued)

	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total
	RMB	RMB	RMB	RMB
Loss allowance as of January 1, 2024	(700,838)	(260,248)	(188,859)	(1,149,945)

Transfers:
Transfer from Stage 1 to Stage 2	52,760	(52,760)	—	—
Transfer from Stage 1 to Stage 3	306,068	—	(306,068)	—
Transfer from Stage 2 to Stage 1	(1,827)	1,827	—	—
Transfer from Stage 2 to Stage 3	—	262,730	(262,730)	—
Net (increases)/decreases	(781,584)	(242,481)	(1,646,460)	(2,670,525)
Write - offs	—	—	1,565,290	1,565,290
Changes in ECL measurement	(51,290)	10,029	8,398	(32,863)
Currency translation differences	112,006	23,949	107,597	243,552

Loss allowance as of December 31, 2024	(1,064,705)	(256,954)	(722,832)	(2,044,491)

The changes of allowance ratio (loss allowance divided by gross carrying amount) for each stage during the reporting periods presented were primary due to the business expansions.

(3)	Write-off policy:

The Group writes off loans receivable, in whole or in part, when it has exhausted all practical recovery efforts and has concluded there is no reasonable expectation of recovery.

The Group may write off loans receivable that are still subject to enforcement activity. The Group still seeks to recover amounts it is legally owed in full, but which have been written off due to no reasonable expectation of full recovery.

(4)	Modification:

The Group rarely modifies the terms of loans provided to customers due to commercial renegotiations, or for distressed loans, with a view to maximizing recovery. The Group considers the impact from such modification is not significant.

(In thousands, except for share and par value)

4. Financial risk management (Continued)

4.1 Financial risk factors (Continued)

4.1.3 Liquidity risk

The Group aims to maintain sufficient cash and cash equivalents. Due to the dynamic nature of the underlying businesses, the policy of the Group is to regularly monitor the Group’s liquidity risk and to maintain adequate cash and cash equivalents or to adjust financing arrangements to meet the Group’s liquidity requirements.

The Group analyzes its non-derivative financial liabilities into relevant maturity grouping based on the remaining year at each reporting period end to the contractual maturity date. The amount disclosed in the table is the contractual undiscounted cash flows.

	Less than	Between 1 year	Between 2 years
	1 year	and 2 years	and 5 years	Over 5 years	Total
	RMB	RMB	RMB	RMB	RMB
As of January 1, 2022

Borrowings	7,061,316	1,615,786	115,029	—	8,792,131
Lease liabilities	646,051	450,718	278,396	7,767	1,382,932
Preferred shares issued by subsidiaries (i)	—	—	11,376,625	5,272,659	16,649,284
Accounts and notes payable	4,755,715	—	—	—	4,755,715
Other financial liabilities	7,732,230	14,221	182,890	5,677	7,935,018

	Less than	Between 1 year	Between 2 years
	1 year	and 2 years	and 5 years	Over 5 years	Total
	RMB	RMB	RMB	RMB	RMB
As of December 31, 2022

Borrowings	5,038,814	145,914	7,446	—	5,192,174
Lease liabilities	722,899	424,846	380,039	71,668	1,599,452
Preferred shares issued by subsidiaries (i)	—	—	16,111,666	1,880,442	17,992,108
Accounts and notes payable	2,913,770	—	—	—	2,913,770
Other financial liabilities	8,010,517	135,142	19,010	35,857	8,200,526

	Less than	Between 1 year	Between 2 years
	1 year	and 2 years	and 5 years	Over 5 years	Total
	RMB	RMB	RMB	RMB	RMB
As of December 31, 2023

Borrowings	7,925,685	913,814	198,610	—	9,038,109
Lease liabilities	522,131	378,920	267,148	86,589	1,254,788
Preferred shares issued by subsidiaries (i)	—	—	16,384,875	1,912,329	18,297,204
Accounts and notes payable	4,594,287	—	—	—	4,594,287
Other financial liabilities	10,493,551	197,643	8,599	54,972	10,754,765

(In thousands, except for share and par value)

4. Financial risk management (Continued)

4.1 Financial risk factors (Continued)

4.1.3 Liquidity risk (Continued)

	Less than	Between 1 year	Between 2 years
	1 year	and 2 years	and 5 years	Over 5 years	Total
	RMB	RMB	RMB	RMB	RMB
As of December 31, 2024

Borrowings	11,045,619	637,315	195,492	—	11,878,426
Lease liabilities	563,252	330,468	312,368	55,413	1,261,501
Preferred shares issued by subsidiaries (i)	—	268,885	10,514,853	1,940,868	12,724,606
Accounts and notes payable	4,477,990	—	—	—	4,477,990
Other financial liabilities	11,419,633	—	49,094	54,972	11,523,699
(i)

The preferred shares issued by the subsidiaries were presented as current liabilities as described in Note 3.1.12. The holders of preferred shares also have liquidation rights on certain deemed liquidation event, whose likelihood for the occurrence is remote.

4.2 Capital risk management

The Group’s objectives when managing capital are to:

●	Safeguard its ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders; and
●	Maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to Shareholders, return capital to Shareholders, issue new shares, repurchase the Company’s shares or sell assets to reduce debt.

The Group monitors capital (including share capital, share premium, treasury shares and shares held for shares award scheme) by regularly reviewing the capital structure. As a part of this review, the Group considers the cost of capital and the risks associated with the issued share capital. In the opinion of the Directors of the Company, the Group’s capital risk is low.

4.3 Fair value estimation

4.3.1 Fair value hierarchy

This section explains the judgements and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value in the consolidated financial statements. To provide an indication about the reliability of the inputs used in determining the fair values, the Group has classified its financial instruments into three levels prescribed under the accounting standards.

The Group analyzes its financial instruments carried at fair values by level of the inputs to valuation techniques used to measure the fair values. Such inputs are categorized into three levels within a fair value hierarchy as follows:

●	Level 1: unadjusted quoted prices in active markets for identical assets or liabilities
●	Level 2: inputs other than quoted prices included within level 1 that are observable for the assets or liabilities, either directly (that is, as prices) or indirectly (that is, derived from prices)

(In thousands, except for share and par value)

4. Financial risk management (Continued)

4.3 Fair value estimation (Continued)

4.3.1 Fair value hierarchy (Continued)

●	Level 3: inputs for the assets or liabilities that are not based on observable market data (that is, unobservable inputs)

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy as of January 1, 2022, December 31, 2022, 2023 and 2024.

		As of January 1, 2022
		Level 1	Level 2	Level 3	Total
	Note	RMB	RMB	RMB	RMB
Assets
Treasury investments measured at FVTPL	21	—	4,622	—	4,622
Other financial investments measured at FVTPL - Investments in ordinary shares and preferred shares	23	—	—	845,822	845,822
Other financial investments measured at FVTPL - Investments in limited partnerships	23	—	—	1,227,333	1,227,333
Other financial investments measured at FVTPL - Other investments	23	—	—	1,532,803	1,532,803
Other financial investments measured at FVOCI - Investments in ordinary shares	24	13,342,945	—	88,104	13,431,049
		13,342,945	4,622	3,694,062	17,041,629

Liabilities
Preferred shares issued by subsidiaries	33	—	—	12,316,166	12,316,166
		—	—	12,316,166	12,316,166

		As of December 31, 2022
		Level 1	Level 2	Level 3	Total
	Note	RMB	RMB	RMB	RMB
Assets
Treasury investments measured at FVTPL	21	—	1,755,009	—	1,755,009
Other financial investments measured at FVTPL - Investments in ordinary shares and preferred shares	23	—	—	853,934	853,934
Other financial investments measured at FVTPL - Investments in limited partnerships	23	—	—	1,300,119	1,300,119
Other financial investments measured at FVTPL - Other investments	23	—	—	685,707	685,707
Other financial investments measured at FVOCI - Investments in ordinary shares	24	6,725,766	—	85,726	6,811,492
Other financial investments measured at FVOCI - Debt investments	24	—	197,804	—	197,804
Short-term debt investments measured at FVOCI		—	563,799	—	563,799
		6,725,766	2,516,612	2,925,486	12,167,864

Liabilities
Preferred shares issued by subsidiaries	33	—	—	7,588,985	7,588,985
		—	—	7,588,985	7,588,985

(In thousands, except for share and par value)

4. Financial risk management (Continued)

4.3 Fair value estimation (Continued)

4.3.1 Fair value hierarchy (Continued)

		As of December 31, 2023
		Level 1	Level 2	Level 3	Total
	Note	RMB	RMB	RMB	RMB
Assets
Treasury investments measured at FVTPL	21	—	3,250,041	—	3,250,041
Treasury investments measured at FVOCI	21	—	8,770	—	8,770
Other financial investments measured at FVTPL - Investments in ordinary shares and preferred shares	23	51,501	—	1,267,072	1,318,573
Other financial investments measured at FVTPL - Investments in limited partnerships	23	—	—	1,225,642	1,225,642
Other financial investments measured at FVTPL - Other investments	23	—	—	342,504	342,504
Other financial investments measured at FVOCI - Investments in ordinary shares	24	8,522,105	—	86,586	8,608,691
Other financial investments measured at FVOCI - Debt investments	24	—	1,015,875	—	1,015,875
Current and non-current contingent consideration assets	26	—	—	250,368	250,368
Short-term debt investments measured at FVTPL		—	—	254,501	254,501
Short-term debt investments measured at FVOCI		—	676,209	—	676,209
		8,573,606	4,950,895	3,426,673	16,951,174

Liabilities
Preferred shares issued by subsidiaries	33	—	—	13,846,145	13,846,145
Other current financial liabilities measured at FVTPL	32	—	—	32,971	32,971
Other non-current financial liabilities measured at FVTPL		—	—	173,526	173,526
		—	—	14,052,642	14,052,642

		As of December 31, 2024
		Level 1	Level 2	Level 3	Total
	Note	RMB	RMB	RMB	RMB
Assets
Treasury investments measured at FVTPL	21	—	3,171,720	4,868,032	8,039,752
Treasury investments measured at FVOCI	21	—	9,769	—	9,769
Other financial investments measured at FVTPL - Investments in ordinary shares and preferred shares	23	176,424	—	1,919,716	2,096,140
Other financial investments measured at FVTPL - Investments in limited partnerships	23	—	—	1,147,455	1,147,455
Other financial investments measured at FVTPL - Other investments	23	—	—	358,464	358,464
Other financial investments measured at FVOCI - Investments in ordinary shares	24	5,594,762	—	30,000	5,624,762
Current and non-current contingent consideration assets	26	—	—	8,889	8,889
Derivative assets measured at FVTPL		—	122,699	—	122,699
Short-term debt investments measured at FVOCI		—	1,535,897	—	1,535,897
		5,771,186	4,840,085	8,332,556	18,943,827

Liabilities
Preferred shares issued by subsidiaries	33	—	—	10,961,493	10,961,493
Other current financial liabilities measured at FVTPL	32	—	93,174	334,034	427,208
Other non-current financial liabilities measured at FVTPL		—	—	36,632	36,632
		—	93,174	11,332,159	11,425,333

(In thousands, except for share and par value)

4. Financial risk management (Continued)

4.3 Fair value estimation (Continued)

4.3.2 Valuation techniques used to determine fair values

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required for evaluating the fair value of a financial instrument are observable, the instrument is included in level 2.

If one or more of the significant inputs are not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to measure financial instruments of level 2 and level 3 include:

●	The use of quoted market prices or dealer quotes for similar instruments;
●	The discounted cash flows model and unobservable inputs mainly including assumptions of expected future cash flows and discount rate;
●	The latest round financing, i.e. the prior transaction price or the third-party pricing information; and
●	A combination of observable and unobservable inputs, including risk-free rate, expected volatility, discount rate for lack of marketability, market multiples, etc.

There was no change to valuation techniques in use during the years ended December 31, 2022, 2023, 2024.

4.3.3 Fair value measurements using significant unobservable inputs (level 3)

The following table presents the changes in level 3 instruments of financial assets and financial liabilities except for preferred shares issued by subsidiaries for the years ended December 31, 2022, 2023 and 2024:

	Financial assets
	Investment in
	ordinary
	shares and	Investment in
	preferred	ordinary
	shares	shares	Investment in	Others
	measured at	measured at	limited	measured at
	FVTPL	FVOCI	partnerships	FVTPL
	RMB	RMB	RMB	RMB
As of January 1, 2022	845,822	88,104	1,227,333	1,532,803
Additions	73,379	—	20,552	58,641
Disposals/settlements	(31,873)	—	(19,606)	(2,199,322)
Changes in fair value	(103,410)	(6,667)	35,745	1,208,966
Currency translation differences	70,016	4,289	36,095	84,619
As of December 31, 2022	853,934	85,726	1,300,119	685,707

Net unrealized gains (losses) through profit or loss for the year	(103,410)	n/a	35,745	(8,086)

(In thousands, except for share and par value)

4 Financial risk management (Continued)

4.3 Fair value estimation (Continued)

4.3.3 Fair value measurements using significant unobservable inputs (level 3) (Continued)

					Financial
	Financial assets				liabilities
	Investment in
	ordinary
	shares and	Investment in			Derivative
	preferred	ordinary			liabilities and
	shares	shares	Investment in	Others	other
	measured at	measured at	limited	measured	financial
	FVTPL	FVOCI	partnerships	at FVTPL	liabilities
	RMB	RMB	RMB	RMB	RMB
As of January 1, 2023	853,934	85,726	1,300,119	685,707	—
Additions	636,709	—	202	397,865	529,116
Disposals/settlements	—	—	(75,555)	(145,517)	—
Changes in fair value	(177,993)	—	(6,995)	(97,936)	(320,618)
Transfer to level 1 financial instruments	(60,402)	—	—	—	—
Currency translation differences	14,824	860	7,871	7,254	(2,001)
As of December 31, 2023	1,267,072	86,586	1,225,642	847,373	206,497

Net unrealized gains (losses) through profit or loss for the year	(177,993)	n/a	(6,995)	(97,936)	4,556

						Financial
	Financial assets					liabilities
	Investment in
	ordinary
	shares and	Investment in				Derivative
	preferred	ordinary		Treasury	Others	liabilities
	shares	shares	Investment in	investments	measured	and other
	measured at	measured at	limited	measured at	at	financial
	FVTPL	FVOCI	partnerships	FVTPL	FVTPL	liabilities
	RMB	RMB	RMB	RMB	RMB	RMB
As of January 1, 2024	1,267,072	86,586	1,225,642	—	847,373	206,497
Additions	551,744	—	1,500	14,265,000	53,576	247,986
Disposals/settlements	—	—	(54,073)	(9,454,911)	(266,394)	(456,098)
Changes in fair value	91,828	(5,000)	(31,439)	57,943	(152,885)	369,454
Transfer to level 1 financial instruments	—	(51,908)	—	—	(115,496)	—
Currency translation differences	9,072	322	5,825	—	1,179	2,827
As of December 31, 2024	1,919,716	30,000	1,147,455	4,868,032	367,353	370,666

Net unrealized gains (losses) through profit or loss for the year	128,580	n/a	(31,577)	54,587	(27,795)	(295,536)

For the changes in level 3 instruments of preferred shares issued by subsidiaries, please see Note 33.

4.3.4 Valuation process, inputs and relationships to fair value

The Group has a team that manages the valuation of financial instruments for financial reporting purposes. The team manages the valuation exercise of the investments on a case by case basis. At least once every quarter, which coincides with the Group’s quarterly reporting dates, the team performs assessments and make updates, if necessary. On an annual basis, the team uses valuation techniques to determine the fair values of the Group’s level 3 instruments. External valuation experts will be involved when necessary.

(In thousands, except for share and par value)

4. Financial risk management (Continued)

4.3 Fair value estimation (Continued)

4.3.4 Valuation process, inputs and relationships to fair value (Continued)

The Group’s level 3 instruments are listed in the table in Note 4.3.3. As these instruments are not traded in active markets, their fair values have been determined using various applicable valuation techniques, including discounted cash flows, market approach, etc.

The following table summarises the quantitative information about the significant unobservable inputs used in recurring level 3 fair value measurements except for preferred shares issued by subsidiaries.

											Relationship of
						Significant					unobservable
						unobservable					inputs to fair
Description		Fair values				inputs	Range of inputs				values
		As of January 1,	As of December 31,				As of January 1,	As of December 31,
		2022	2022	2023	2024		2022	2022	2023	2024
	Note	RMB	RMB	RMB	RMB
Investments in ordinary shares and preferred shares measured at fair value (i)	23&24	933,926	939,660	1,353,658	1,949,716	Expected volatility	48.1%-63.0%	38.9%-51.0%	42.2%-64.9%	27.8%-79.2%	Depends on rights and restrictions of shares held by the Group
						Discount for lack of marketability (“DLOM”)	7.5%-9.5%	5.0%-5.7%	4.8%-29.0%	3.8%-29.3%	The higher the DLOM, the lower the fair value
						Risk-free interest rate	0.5%-2.4%	2.1%-4.7%	2.1%-4.2%	1.5%-3.8%	The higher the risk - free rate, the lower the fair value
Treasury investments measured at FVTPL	21	—	—	—	4,868,032	Expected rate of return	n/a	n/a	n/a	1.7%-4.1%	The higher the expected rate of return, the higher the fair value
Derivative liabilities and other financial liabilities		—	—	206,497	370,666	Expected volatility	n/a	n/a	36.1%-46.3%	54.3%-67.2%	The higher the expected volatility, the higher the fair value
						Risk-free interest rate	n/a	n/a	4.4%-5.7%	1.7%-4.4%	The higher the risk-free rate, the lower the fair value
(i)	If the respective unobservable inputs of investments in ordinary shares and preferred shares measured at FVTPL held by the Group had been 5% higher or lower, the profit before income tax for the year ended December 31, 2024 would have been approximately RMB17,943 lower or RMB17,927 higher (the loss before income tax for the year ended December 31, 2023 would have been RMB13,355 higher or RMB13,354 lower; the loss before income tax for the year ended December 31, 2022 would have been RMB1,331 higher or RMB1,331 lower).

The fair value of the investments in limited partnerships recorded in other financial investments measured at FVTPL is based primarily on the portion of the net asset value (“NAV”) reported by the limited partnerships that is attributable to the Group. The NAV is derived from the fair value of these investments at the reporting date of the Group and the Group understands and evaluates the valuations provided by the general partners of the limited partnerships and makes necessary adjustments based on the results of the evaluation. The Group has not made any adjustments to the underlying values.

Others measured at FVTPL mainly include the contingent consideration assets related to the transaction with XPeng and debt investments measured at FVTPL. The fair value of the contingent consideration is determined by using scenario-based model. The key assumptions involved include the estimated outcomes of the milestone in the earn-out periods in each scenario and the estimated probability of each scenario.

(In thousands, except for share and par value)

4. Financial risk management (Continued)

4.3 Fair value estimation (Continued)

4.3.4 Valuation process, inputs and relationships to fair value (Continued)

For preferred shares issued by subsidiaries,with the assistance from an external valuer, the Group applied the discounted cash flow method or the back-solved method to determine the underlying equity value of its subsidiaries and adopted option-pricing method and equity allocation model to determine the fair value of the preferred shares. The Group classifies the valuation techniques that use these inputs as Level 3 of fair value measurement. Key assumptions based on the Group’s best estimates are set out as below:

	As of January 1,	As of December 31,
	2022	2022	2023	2024
Voyager Group Inc.
Risk-free interest rate	1.5%	3.9%	3.9%	4.4%
DLOM	13.8%	12.5%	12.5%	13.0%
Expected volatility	49.5%	55.4%	53.5%	54.4%
Soda Technology Inc.
Risk-free interest rate	1.2%	4.2%	4.1%	4.2%
DLOM	10.2%	8.9%	6.9%	5.7%
Expected volatility	45.7%	44.4%	39.2%	41.2%
City Puzzle Holding Limited
Risk-free interest rate	1.1%	4.2%	4.2%	4.3%
DLOM	11.8%	11.1%	6.7%	10.3%
Expected volatility	57.8%	61.1%	41.3%	48.5%

If the risk-free interest rate of preferred shares issued by subsidiaries had been 5% higher or lower, the aggregate profit before income tax for the year ended December 31, 2024 would have been approximately RMB2,787 higher or RMB1,355 lower (loss before income tax for the year ended December 31, 2023 would have been RMB14,073 lower or RMB18,266 higher; loss before income tax for the year ended December 31, 2022 would have been RMB12,548 lower or RMB14,220 higher).

If the DLOM of preferred shares issued by subsidiaries had been 5% higher or lower, the aggregate profit before income tax for the year ended December 31, 2024 would have been approximately RMB77,887 higher or RMB77,887 lower (loss before income tax for the year ended December 31, 2023 would have been RMB66,683 lower or RMB70,741 higher; loss before income tax for the year ended December 31, 2022 would have been RMB38,774 lower or RMB40,373 higher).

If the expected volatility of preferred shares issued by subsidiaries had been 5% higher or lower, the aggregate profit before income tax for the year ended December 31, 2024 would have been approximately RMB38,209 higher or RMB41,613 lower (loss before income tax for the year ended December 31, 2023 would have been RMB97,910 lower or RMB99,222 higher; loss before income tax for the year ended December 31, 2022 would have been RMB78,580 lower or RMB82,970 higher).

The carrying amounts of the Group’s financial assets and financial liabilities measured at amortized cost are approximately their fair values.

5. Significant accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

(In thousands, except for share and par value)

5. Significant accounting estimates and judgments (Continued)

5.1 Principal versus agent considerations

Determining whether the Group is acting as a principal or as an agent in the provision of ride hailing services requires judgement and consideration of all relevant facts and circumstances. In evaluation of the Group’s role as a principal or an agent, the Group considers whether the Group controls the service before it is transferred to riders. To demonstrate the existence of control, the Group primarily considers whether it can direct registered drivers to deliver ride services on its behalf. Other indicators of the Group being the principal may include whether the Group a) is the primary obligor; b) has the discretion in setting the prices for the services. Otherwise, the Group is an agent for ride hailing services.

5.2 Incentives

As disclosed in Note 3.1.15, all incentives provided to customers from an accounting perspective are recorded as a reduction of revenue if there is no exchange of a distinct good or service to the Group or the fair value of the good and service received cannot be reasonably estimated, to the extent of the revenue earned from that customer generally on a transaction by transaction basis. For certain other incentives, management judgement is required to determine whether the incentives are in substance payments on behalf of customers and should therefore be recorded as a reduction of revenue or selling and marketing expenses. Some of the factors considered in management’s evaluation if such incentives are in substance payments on behalf of customers include whether the incentives are provided at the Group’s discretion and the objectives, business strategy and design of the incentive programmes.

5.3 Recoverability of goodwill

The Group tests whether goodwill has suffered any impairment, in accordance with the accounting policy stated in Note 3.1.10. Judgment is required when determining appropriate impairment approaches, i.e., fair value less costs of disposal or value in use, and selecting key assumptions applied in the adopted valuation models for the recoverable amount, including discounted cash flows. Changing the assumptions selected by management in assessing impairment could materially affect the result of the impairment test and in turn affect the Group’s financial condition and results of operations. If there is a significant adverse change in the key assumptions applied, it may be necessary to take additional impairment charge to the consolidated income statements. Key assumptions and impact of possible changes in key assumptions are disclosed in Note 17.

5.4 Fair values of certain investments and other financial instruments

The fair values of financial instruments that are not traded in active markets are determined using valuation techniques. The Group uses its judgements to select a variety of methods and makes assumptions that are mainly based on market conditions existing at the end of each reporting period. Changes in these assumptions and estimates could materially affect the respective fair values of these financial assets and financial liabilities disclosed in Note 4.3.4.

5.5 Loss allowance for financial assets arising from credit risk

The loss allowance for financial assets and contract assets arising from credit risk is based on assumptions about risk of defaults and expected loss rates. The Group uses judgements in making these assumptions and selecting the inputs to the loss allowance calculation, based on the Group’s past history, existing market conditions as well as forward-looking estimates at the end of each reporting period. Details of the key assumptions and inputs used are disclosed in Note 4.1.2.

(In thousands, except for share and par value)

5. Significant accounting estimates and judgments (Continued)

5.6 Recognition of share-based compensation expenses

The Group has to estimate the forfeiture rate in order to determine the amount of share-based compensation expenses charged to the consolidated income statement. Forfeitures rates are estimated based on historical experience and are periodically reviewed.Where the final forfeiture rate is different from the initial estimate, such differences will impact the share-based compensation expenses in subsequent periods.

5.7 Realization of deferred tax assets

For temporary differences which give rise to deferred tax assets, the Group assesses the likelihood that the deferred tax assets could be recovered. Deferred tax assets are recognized based on the Group’s estimates and assumptions that they will be recovered from taxable income arising from continuing operations in the foreseeable future or the reversal of temporarily taxable difference.

5.8 Scope of consolidation

Consolidation is required only if control exists. The Group controls an investee when it has all the following: (i) power over the investee; (ii) exposure, or rights, to variable returns from its involvement with the investee; and (iii) the ability to use its power over the investee to affect the amount of the Group’s returns. Power results from rights that can be straightforward through voting rights or complicated in contractual arrangements. Variable returns are returns that are not fixed and have the potential to vary as a result of the performance of an investee. These three factors cannot be considered in isolation by the Group in its assessment of control over an investee. Where the factors of control are not apparent, significant judgement is applied in the assessment, which is based on an overall analysis of all of the relevant facts and circumstances.

The Group is required to reassess whether it controls the investee if facts and circumstances indicate a change to one or more of the three factors of control.

6. Major Transactions

Kargobot

In the third quarter of 2023, Kargobot (formerly known as Guangzhou Kargobot Technology Co., Ltd. and renamed to Ordos Kargobot Technology Co., Ltd. in June 2024), the Group’s subsidiary engaged in autonomous trunk line freight business, entered into a series of agreements (“Kargobot Agreements”) with external investors and the Group. Pursuant to the Kargobot Agreements, Kargobot increased its registered share capital of RMB303 for a total consideration of RMB295,000 to external investors. Upon the completion of the transaction on September 28, 2023, the Group no longer held the controlling financial interests in Kargobot, therefore Kargobot was deconsolidated from the Group after September 28, 2023. Accordingly, a gain of RMB761,206 was recognized in other operating income (loss), net in the consolidated income statement for the year ended December 31, 2023, measured as the difference between the fair value of the Group’s investment in Kargobot’s shares as well as other debt investments in Kargobot in the total amount of RMB786,934, and the carrying amount of net assets of Kargobot in the amount of RMB25,728 as of September 28, 2023.

The fair value of the Group investment in Kargobot’s shares upon the closing of the deconsolidation of RMB528,709 was determined by the Group with assistance of a third-party appraiser, using option-pricing model (“OPM”) and back-solve method. In the fourth quarter of 2023, the Group entered into a supplemental agreement with Kargobot, pursuant to which the Group’s investment in Kargobot’s shares has a substantive redemption provision. Therefore, the Group’s investment in Kargobot’s shares are not in-substance ordinary shares and the Group measured its investment in Kargobot’s shares at fair value through profit or loss.

In the second quarter of 2024, Kargobot entered into an agreement with external investors to increase its registered share capital of RMB437 with a total cash consideration of RMB600,000. As of December 31, 2024, the fair value of the Group’s investment in Kargobot’s shares of RMB688,300 was determined by the Group with assistance of a third-party appraiser, using OPM and back-solve method, and a gain of RMB159,591 was recognized in the investment income (loss), net in the consolidated income statement for the year ended December 31, 2024.

(In thousands, except for share and par value)

6. Major Transactions (Continued)

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

The total consideration includes a) 58,164,217 XPeng Class A ordinary shares shall be issued on the date of the Initial Closing; b) 4,636,447 XPeng Class A ordinary shares shall be issued on the date of the closing of start of production (“SOP”) milestone; c) additional XPeng Class A ordinary shares up to 14,054,605 shall be issued on the applicable date, if the first earn-out period milestone is achieved; and d) additional XPeng Class A ordinary shares up to 14,276,521 shall be issued on the applicable date if the second earn-out period milestone is achieved.

On November 13, 2023 (the “Initial Closing”), the Group completed the sale and received 58,164,217 XPeng Class A ordinary shares. As a result, the Group’s 100% equity interest of Xiaoju Smart Auto Co. Limited was transferred to XPeng.

Upon the completion of the Initial Closing, the Group measured the total consideration, including the contingent considerations, at fair value. The fair value of the total consideration upon the Initial Closing was RMB3,540,849 and was determined by the Group with the assistance of a third-party appraiser. The fair value of the contingent considerations was determined using a scenario-based model. Subsequently, the Group measured the contingent considerations at fair value at each reporting period.

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

The specified smart auto business was an integral part of the Group’s existing operations and did not represent a separate major line of business or geographical area of operations. Furthermore, the decision to sell the business was not part of a single, coordinated plan aimed at disposing of a separate major line of business or geographical area of operations. Therefore, the sale does not meet the criteria for reporting as a discontinued operation.

Upon the completion of the Initial Closing, a gain of RMB2,078,178 on the sale of certain smart auto business was recorded in other operating income (loss), net in the consolidated income statement for the year ended December 31, 2023, measured as the difference between the fair value of the total consideration excluding the contract liabilities recognized for providing technology and marketing services to XPeng in the amount of RMB3,140,036 and the carrying value of the net assets of certain smart auto business in the total amount of RMB1,061,858 as of November 13, 2023.

In August 2024, the SOP milestone above mentioned was achieved and the Group received 4,636,447 XPeng Class A ordinary shares as the pre-agreed contingent consideration. Changes in the fair value of the remaining contingent consideration were insignificant during the year of 2024.

7. Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (“CODM”). The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as certain members of the Group’s management team, including the chief executive officer (“CEO”).

(In thousands, except for share and par value)

7. Segment reporting (Continued)

The Group operates in three operating segments: (i) China Mobility; (ii) International; (iii) Other Initiatives. The following summary describes the operations in each of the Group’s reportable segments:

●	China Mobility: China Mobility segment mainly comprises ride hailing, chauffeur, hitch, online taxi and other services in the PRC.
●	International: International segment includes ride hailing services, food delivery services and financial services offered in international markets.
●	Other Initiatives: Other Initiatives mainly consist of bike and e-bike sharing, certain energy and vehicle services, intra-city freight, autonomous driving, financial services in the PRC, etc.

The Group does not include inter-company transactions between segments for management reporting purposes. In general, revenues, cost of revenues and operating expenses are directly attributable, or are allocated, to each segment. The Group allocates costs and expenses that are not directly attributable to a specific segment, such as those that support infrastructure across different segments, to different segments mainly on the basis of usage or headcount, depending on the nature of the relevant costs and expenses. The Group currently does not allocate the assets or liabilities to its segments, as its CODM does not use such information to allocate resources or evaluate the performance of the operating segments. The Group currently does not allocate non-current assets other than financial instruments and deferred tax assets to the geographic operations as substantially all of the Group’s these assets are located in the PRC. In addition, substantially all of the Group’s revenue is derived from the PRC, therefore, no geographical information is presented.

The Group’s segment operating performance measure is segment Adjusted EBITA, which represents profit (loss) for the year before (i) investment income (loss), net, (ii) share of profit (loss) of equity method investees, (iii) interest income, (iv) finance (costs) income, net, (v) fair value changes of preferred shares issued by subsidiaries, (vi) income tax benefit (expense), (vii) share-based compensation expenses, (viii) amortization of intangible assets, (ix) gain or loss on disposal or deemed disposal of subsidiaries and (x) impairment of goodwill and intangible assets acquired from business combination. The following table presents information about Adjusted EBITA and a reconciliation from the segment Adjusted EBITA to total operating profit (loss) for the years ended December 31, 2022, 2023 and 2024:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Revenues:
China Mobility	125,930,620	175,033,586	185,740,797
International	5,863,123	7,842,151	11,042,880
Other Initiatives	8,997,940	9,504,181	10,014,954
Total segment revenues	140,791,683	192,379,918	206,798,631
Adjusted EBITA:
China Mobility	(1,397,535)	5,321,865	9,183,062
International	(4,013,873)	(2,301,074)	(1,846,299)
Other Initiatives	(7,211,948)	(5,105,757)	(3,009,629)
Total Adjusted EBITA	(12,623,356)	(2,084,966)	4,327,134
Share‑based compensation expenses	(3,446,898)	(2,589,593)	(2,252,738)
Amortization of intangible assets(i)	(1,631,280)	(1,003,282)	(138,831)
Gain or loss from the disposal or deemed disposal of subsidiaries	—	2,839,384	6,874
Total operating profit (loss)	(17,701,534)	(2,838,457)	1,942,439

The reconciliation of the total operating profit (loss) to profit (loss) before income tax is the same as that shown in the consolidated income statements, and thus no reconciliation is provided here.

(i)	Amortization expenses in connection with business combinations were RMB1,561,239, RMB948,384 and RMB86,826 for the years ended December 31, 2022, 2023 and 2024, respectively.

(In thousands, except for share and par value)

7. Segment reporting (Continued)

The following table presents the total depreciation expenses of property and equipment and right-of-use assets by segment for the years ended December 31, 2022, 2023 and 2024:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB

China Mobility	550,738	563,496	413,152
International	167,771	160,594	171,012
Other Initiatives	3,450,016	3,097,835	2,442,072
Total depreciation of property and equipment and right-of-use assets	4,168,525	3,821,925	3,026,236

8. Expense by nature

The following table presents the expenses by nature for the years ended December 31, 2022, 2023 and 2024:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB

Transaction related cost (i)	109,157,565	154,854,420	160,892,189
Employee benefits expenses	15,839,923	14,594,912	13,969,975
– Wages, salaries, bonuses, social security and others	11,520,840	11,169,313	10,878,600
– Share-based compensation expenses (Note 30)	3,446,898	2,589,593	2,252,738
– Pension costs – defined contribution plans (ii)	872,185	836,006	838,637
Promotion, advertising and consumer incentives	6,074,451	7,687,159	9,531,908
Expected credit losses	1,062,265	2,090,866	3,347,767
Depreciation of property and equipment and right-of-use assets (Note 15 and Note 16)	4,168,525	3,821,925	3,026,236
Driver operation fees	1,196,848	2,142,690	2,668,220
Third party customer service expenses	1,038,685	1,122,836	1,256,259
Bandwidth and server related costs	799,248	800,706	943,470
Amortization of intangible assets (Note 18)	1,631,280	1,003,282	138,831
Impairment of property and equipment and other assets	66,093	165,159	24,577
(i)	Transaction related costs primarily consist of driver costs, insurance costs and payment processing charges related to the Group’s service offerings.
(ii)	Employees of the Group companies are required to participate in defined contribution plans administered and operated by the local governmental authorities. The Group contributes funds which are calculated on certain percentages of the employees' salary subject to certain ceilings imposed by governmental authorities to each scheme locally.

The Group had incurred expenses for the purpose of research and development of approximately RMB9,555,566, RMB8,933,956 and RMB7,753,961 for the years ended December 31, 2022, 2023 and 2024, respectively.

No significant development expenses had been capitalized for the years ended December 31, 2022, 2023 and 2024, respectively.

9. Other operating income (loss),net

Other operating income (loss), net mainly comprises the gain or loss on disposal or deemed disposal of the Group’s subsidiaries.

(In thousands, except for share and par value)

10. Investment income (loss), net

		For the Year Ended December 31,
	Note	2022	2023	2024
		RMB	RMB	RMB

Net fair value gain (loss) on treasury investments measured at FVTPL		18,248	84,350	160,240
Net fair value gain (loss) on other financial investments measured at FVTPL	(i)	(51,742)	(262,370)	295,243
Net fair value gain (loss) on contingent consideration assets	(ii)	—	(18,416)	(127,227)
Net fair value gain (loss) on financial liabilities measured at FVTPL	(iii)	—	320,618	(514,692)
Impairment provision for investments	(iv)	(119,162)	(29,885)	(662,722)
Distribution gain of an investment accounted for using the equity method and others, net (Note 23)		1,187,171	(2,235)	(46,153)
Total		1,034,515	92,062	(895,311)
(i)	The net fair value gain (loss) on other financial investments measured at FVTPL primarily resulted from changes in the valuations of investment-related financial instruments.
(ii)	The net fair value gain (loss) on contingent consideration assets primarily reflected the fluctuations in the share price of XPeng.
(iii)	The net fair value gain (loss) on financial liabilities measured at FVTPL primarily resulted from changes in the valuations of certain derivative liabilities.
(iv)	The impairment provision for investments primarily arose from the impairment of investments accounted for using the equity method and debt investments at amortized cost.

11. Interest income and finance (costs) income, net

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB

Interest income
Interest income from bank deposits	1,351,890	2,256,095	2,129,939
Others	3,961	47,307	100,496
	1,355,851	2,303,402	2,230,435

Finance (costs) income, net
Interest expenses on borrowings	(172,041)	(99,272)	(199,116)
Foreign exchanges gains (losses)	(1,387,541)	271,411	(1,129,759)
Others, net	(98,321)	(85,136)	(13,062)
	(1,657,903)	87,003	(1,341,937)

(In thousands, except for share and par value)

12. Income taxes

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

PRC

The Company’s subsidiaries and VIEs in the PRC are governed by the Enterprise Income Tax Law (“EIT Law”), which became effective on January 1, 2008. Pursuant to the EIT Law and its implementation rules, enterprises in the PRC are generally subject to tax at a statutory rate of 25%. Certified High and New Technology Enterprises (“HNTE”) are entitled to a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. Some of the Group’s consolidated entities are qualified for the HNTE certificate and enjoyed a reduced rate of 15%. Furthermore, HNTE can claim a super deduction for eligible research and development expenses, receiving a 175% super deduction from January 1, 2018 to September 30, 2022, and a 200% super deduction from October 1, 2022 onwards.

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

According to the current EIT Law and its implementation rules, foreign enterprises, which have no establishment or place in China but derive dividends, interest, rents, royalties and other income (including capital gains) from sources in China or which have an establishment or place in China but the aforementioned income are not connected with the establishment or place shall be subject to the PRC withholding tax (“WHT”) at 10% (a further reduced WHT rate may be available according to the applicable double tax treaty or arrangement provided that the foreign enterprise is the tax resident of the jurisdiction where it is located and it is the beneficial owner of the dividends, interest and royalties income).

Brazil

The Group’s subsidiaries in Brazil are subject to 34% income tax rate, which comprises Brazilian Social Contribution tax and Brazilian Income Tax. Additionally, foreign enterprises, which have no establishment or place in Brazil but derive dividends, interest, rents, royalties and other income (including capital gains) from sources in Brazil or which have an establishment or place in Brazil but the aforementioned income are not connected with the establishment or place shall be subject to the Brazil withholding tax at the applicable rate.

(In thousands, except for share and par value)

12. Income taxes (Continued)

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

Income (loss) before income taxes consists of:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB

Loss from overseas entities	(5,191,879)	(2,496,802)	(2,289,601)
Income (loss) from PRC entities	(6,547,104)	(2,165,878)	3,544,259
Income (loss) before income taxes	(11,738,983)	(4,662,680)	1,254,658

Income tax expenses (benefit) consists of:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB

Current income tax expenses	170,091	235,382	319,456
Deferred income tax benefits	(166,176)	(145,633)	(339,586)
Total income tax expenses (benefit)	3,915	89,749	(20,130)

The tax on the Group’s profit (loss) before income tax differs from the theoretical amount that would arise using the statutory tax rate of 25% in the PRC, being the tax rate applicable to the majority of consolidated entities as follows:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB

Profit (loss) before income tax	(11,738,983)	(4,662,680)	1,254,658

Tax calculated at statutory income tax rate of 25%	(2,934,746)	(1,165,670)	313,665

Tax effects of:
--Different tax rates available to different jurisdictions	(123,625)	556,263	182,303
--Preferential income tax rates applicable to subsidiaries	171,160	(158,184)	(305,495)
--Non-deductible expenses and non-taxable income, net	1,085,176	1,511,336	582,084
--Super deduction for research and development expenses	(590,966)	(694,930)	(735,419)
--Tax losses for which no deferred tax assets were recognized, net	2,797,918	191,535	(243,546)
--Other temporary differences for which no deferred tax assets were recognized, net	(503,782)	(372,975)	(4,516)
--Withholding tax	71,962	184,352	182,053
--Others	30,818	38,022	8,741

Total income tax expenses (benefit)	3,915	89,749	(20,130)

(In thousands, except for share and par value)

12. Income taxes (Continued)

Organization for Economic Co-operation and Development (“OECD”) Pillar Two model rules

The Group is within the scope of the OECD Pillar Two model rules and applies the exception introduced in IAS 12 to not recognize or disclose deferred tax assets and liabilities related to Pillar Two income taxes. For the year ended December 31, 2024, the Group benefits from the transitional safe harbor in all jurisdictions in which it operates and, as a result, does not have any top-up tax liabilities for the period.

The Group continues to monitor legislative developments as jurisdictions move forward with the implementation of Pillar Two rules. Based on currently enacted or substantively enacted legislation, the Group considers the potential exposure to top-up taxes for the year ending December 31, 2025 to be remote. The Group expects insignificant top-up tax liabilities for the financial year ending December 31, 2025.

13. Dividends

No dividends have been paid or declared by the Company during each of the years ended December 31,2022, 2023 and 2024.

14. Earnings (loss) per share

(a) Basic

Basic earnings (loss) per share is computed by dividing profit (loss) attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the year.

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Profit (loss) attributable to equity holders of the Company	(11,720,334)	(4,793,564)	1,258,329
Weighted average number of ordinary shares outstanding*	1,210,979,609	1,224,576,751	1,222,224,578
Basic earnings (loss) per share (RMB)	(9.68)	(3.91)	1.03
*	Vested restricted shares and RSUs and vested share options with minimal exercise price are considered outstanding in the computation of basic earnings (loss) per share.

(b) Diluted

The Company has three categories of dilutive potential ordinary shares: share options, restricted shares and RSUs. Diluted earnings (loss) per share is calculated by adjusting the weighted average number of ordinary shares outstanding (denominator) to assume conversion of all potential dilutive ordinary shares arising from share options, restricted shares and RSUs granted by the Company, which is determined under the treasury stock method. The Company adjusts for preferred shares issued by subsidiaries in the calculation of profit (loss) attributable to equity holders of the Company used in the diluted earnings (loss) per share calculation, where applicable.

(In thousands, except for share and par value)

14. Earnings (loss) per share (Continued)

As the Group incurred losses for the years ended December 31, 2022 and 2023, these potential ordinary shares were not included in the calculation of diluted loss per share as their inclusion would be anti-dilutive. The dilution effect arising from preferred shares issued by subsidiaries was not included in the calculation of profit (loss) attributable to equity holders of the Company used in calculating diluted earnings (loss) per share as the inclusion would be anti-dilutive for the year ended December 31, 2023.

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Profit (loss) attributable to equity holders of the Company	(11,720,334)	(4,793,564)	1,258,329
Dilution effect arising from preferred shares issued by subsidiaries	(4,504,439)	—	(2,404)
Profit (loss) attributable to equity holders of the Company used as the numerator in calculating diluted earnings (loss) per share	(16,224,773)	(4,793,564)	1,255,925
Weighted average number of ordinary shares outstanding	1,210,979,609	1,224,576,751	1,222,224,578
Adjustments for the dilutive impact of share options, restricted shares and RSUs	—	—	22,883,296
Weighted average number of ordinary shares used as the denominator in calculating diluted earnings (loss) per share	1,210,979,609	1,224,576,751	1,245,107,874
Diluted earnings (loss) per share (RMB)	(13.40)	(3.91)	1.01

15. Property and equipment

	Bikes and
	e-bikes
	and	Computers			Assets
	related	and		Leasehold	under
	batteries	equipment	Vehicles	improvement	construction	Others	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
As of January 1, 2022
Cost	11,575,241	3,723,744	3,538,274	644,251	393,539	35,057	19,910,106
Accumulated depreciation and impairment	(7,048,464)	(2,363,568)	(2,334,647)	(280,606)	—	(11,477)	(12,038,762)
Net book amount	4,526,777	1,360,176	1,203,627	363,645	393,539	23,580	7,871,344
For the year ended December 31, 2022
Opening net book amount	4,526,777	1,360,176	1,203,627	363,645	393,539	23,580	7,871,344
Business combination	—	4,341	—	38,865	—	652	43,858
Additions	129,198	629,767	—	11,504	721,121	2,723	1,494,313
Transfers	710,020	94,559	47,243	95,121	(946,943)	—	—
Disposals	(133,629)	(48,038)	(149,755)	(33,458)	—	(570)	(365,450)
Depreciation charges	(2,289,980)	(612,849)	(385,249)	(145,253)	—	(8,021)	(3,441,352)
Currency translation differences	(594)	12,041	51	3,843	3,069	691	19,101
Ending net book amount	2,941,792	1,439,997	715,917	334,267	170,786	19,055	5,621,814
As of December 31, 2022
Cost	9,728,950	4,145,016	3,022,763	707,947	170,786	35,173	17,810,635
Accumulated depreciation and impairment	(6,787,158)	(2,705,019)	(2,306,846)	(373,680)	—	(16,118)	(12,188,821)
Net book amount	2,941,792	1,439,997	715,917	334,267	170,786	19,055	5,621,814

(In thousands, except for share and par value)

15. Property and equipment (Continued)

	Bikes and
	e-bikes
	and	Computers			Assets
	related	and		Leasehold	under
	batteries	equipment	Vehicles	improvement	construction	Others	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
As of January 1, 2023
Cost	9,728,950	4,145,016	3,022,763	707,947	170,786	35,173	17,810,635
Accumulated depreciation and impairment	(6,787,158)	(2,705,019)	(2,306,846)	(373,680)	—	(16,118)	(12,188,821)
Net book amount	2,941,792	1,439,997	715,917	334,267	170,786	19,055	5,621,814
For the year ended December 31, 2023
Opening net book amount	2,941,792	1,439,997	715,917	334,267	170,786	19,055	5,621,814
Additions	328,330	486,897	—	1,644	1,803,572	766	2,621,209
Transfers	944,597	231,720	321,270	70,836	(1,568,423)	—	—
Disposals	(176,920)	(36,953)	(254,639)	(11,351)	(46,097)	(1,340)	(527,300)
Disposal of subsidiaries	—	(42,401)	(17,916)	(1,076)	(73,429)	(7)	(134,829)
Depreciation charges	(2,111,414)	(654,366)	(241,245)	(200,130)	—	(2,926)	(3,210,081)
Impairment charges	—	(53,057)	(309)	—	(16,585)	(46)	(69,997)
Currency translation differences	—	7,898	77	4,850	(83)	(81)	12,661
Ending net book amount	1,926,385	1,379,735	523,155	199,040	269,741	15,421	4,313,477
As of December 31, 2023
Cost	8,223,969	4,302,574	1,923,551	636,728	286,326	32,591	15,405,739
Accumulated depreciation and impairment	(6,297,584)	(2,922,839)	(1,400,396)	(437,688)	(16,585)	(17,170)	(11,092,262)
Net book amount	1,926,385	1,379,735	523,155	199,040	269,741	15,421	4,313,477

(In thousands, except for share and par value)

15. Property and equipment (Continued)

	Bikes and
	e-bikes
	and	Computers			Assets
	related	and		Leasehold	under
	batteries	equipment	Vehicles	improvement	construction	Others	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
As of January 1, 2024
Cost	8,223,969	4,302,574	1,923,551	636,728	286,326	32,591	15,405,739
Accumulated depreciation and impairment	(6,297,584)	(2,922,839)	(1,400,396)	(437,688)	(16,585)	(17,170)	(11,092,262)
Net book amount	1,926,385	1,379,735	523,155	199,040	269,741	15,421	4,313,477
For the year ended December 31, 2024
Opening net book amount	1,926,385	1,379,735	523,155	199,040	269,741	15,421	4,313,477
Additions	267,704	1,347,459	—	136	2,279,937	1,894	3,897,130
Transfers	1,933,698	117,913	211,595	91,007	(2,354,213)	—	—
Disposals	(284,598)	(47,923)	(103,198)	(7,120)	—	(967)	(443,806)
Disposal of subsidiaries	—	(65,449)	(2,243)	—	—	(179)	(67,871)
Depreciation charges	(1,580,839)	(595,547)	(146,850)	(135,243)	—	(562)	(2,459,041)
Impairment charges	—	(4,891)	—	(20,670)	—	—	(25,561)
Currency translation differences	—	(3,994)	(104)	(4,258)	(495)	(249)	(9,100)
Ending net book amount	2,262,350	2,127,303	482,355	122,892	194,970	15,358	5,205,228
As of December 31, 2024
Cost	6,755,697	5,216,119	1,215,891	608,748	211,555	31,149	14,039,159
Accumulated depreciation and impairment	(4,493,347)	(3,088,816)	(733,536)	(485,856)	(16,585)	(15,791)	(8,833,931)
Net book amount	2,262,350	2,127,303	482,355	122,892	194,970	15,358	5,205,228

3

Depreciation charges were expensed off in the following categories in the consolidated income statements:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Cost of revenues	3,086,253	2,761,045	2,137,811
Operations and support	29,129	18,773	9,536
Research and development	141,804	246,377	174,226
Sales and marketing	23,106	23,275	10,801
General and administrative	161,060	160,611	126,667
Total	3,441,352	3,210,081	2,459,041

For the years ended December 31, 2022, 2023 and 2024, the impairment losses for property and equipment were nil, RMB69,997 and RMB25,561, respectively.

(In thousands, except for share and par value)

16. Leases

(i)	Amounts recognized in the statements of financial position:

	As of January 1,	As of December 31,
	2022	2022	2023	2024
	RMB	RMB	RMB	RMB
Right-of-use assets
Offices	844,405	880,439	636,223	738,682
Data centers	251,107	277,294	198,053	206,258
Others	274,367	285,612	256,703	209,528
	1,369,879	1,443,345	1,090,979	1,154,468

(ii)	Amounts recognized in profit and loss in relation to leases as follow:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Depreciation charges of right of use assets
Offices	434,431	377,025	332,626
Data Centers	132,313	128,043	139,155
Others	160,429	106,776	95,414
	727,173	611,844	567,195
interest expenses	81,194	70,388	60,870
Short‑term lease cost	416,215	400,926	512,492
Variable lease cost	150,994	97,548	78,700
	1,375,576	1,180,706	1,219,257

The increase in the right-of-use assets for the years ended December 31, 2022, 2023 and 2024 were RMB978,608, RMB534,313, and RMB659,748, respectively.

Supplemental cash flows information related to leases is as follows:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB

Total cash outflow for principal elements of lease payment	794,941	700,021	566,110
Total cash outflow for related interest paid	66,288	71,288	59,970

(In thousands, except for share and par value)

17. Goodwill

On February 11, 2015, the Group acquired 100% of the equity of Kuaidi. Kuaidi was mainly engaged in the business of providing taxi hailing services in China. The acquisition was accounted for as a business combination, resulting in the recognition of RMB8,383,084 in goodwill in China Mobility segment and RMB1,770,093 in intangible assets on the acquisition date.

On August 1, 2016, the Group acquired 100% of the equity of Uber (China) Ltd. (“Uber China”). Uber China was mainly engaged in the business of providing ride hailing services in China. The acquisition was accounted for as a business combination, resulting in the recognition of RMB37,900,795 in goodwill in China Mobility segment and RMB11,633,403 in intangible assets on the acquisition date.

On January 2, 2018, the Group acquired all of the outstanding equity interest in 99 Taxis. 99 Taxis is a company engaged in business of providing ride hailing services in Brazil. The acquisition was accounted for as a business combination, resulting in the recognition of RMB4,297,053 in goodwill in International segment and RMB983,992 in intangible assets on the acquisition date, which were fully impaired for the year ended December 31, 2021.

For the years ended December 31, 2022, 2023 and 2024, the changes in the carrying value of goodwill by segment are as follows:

	China		Other
	Mobility(i)	International	Initiatives	Total
	RMB	RMB	RMB	RMB
As of January 1, 2022
Cost	46,283,879	2,492,826	93,703	48,870,408
Accumulated impairment	—	(2,492,826)	(93,703)	(2,586,529)
Net carrying amount	46,283,879	—	—	46,283,879
As of December 31, 2022
Cost	46,283,879	2,492,826	93,703	48,870,408
Accumulated impairment	—	(2,492,826)	(93,703)	(2,586,529)
Net carrying amount	46,283,879	—	—	46,283,879
As of December 31, 2023
Cost	46,283,879	2,492,826	93,703	48,870,408
Accumulated impairment	—	(2,492,826)	(93,703)	(2,586,529)
Net carrying amount	46,283,879	—	—	46,283,879
Balance as of December 31, 2024
Cost	46,283,879	2,492,826	93,703	48,870,408
Accumulated impairment	—	(2,492,826)	(93,703)	(2,586,529)
Net carrying amount	46,283,879	—	—	46,283,879
(i)

Considering similar economic characteristics shared among different components within China Mobility, the Group determined that China mobility is the group of CGUs in goodwill impairment analysis. The Group carries out its annual impairment test on goodwill by comparing the recoverable amounts of the China Mobility Group of CGUs to the carrying amounts. For the purpose of goodwill impairment review, the recoverable amount of goodwill is determined based on VIU calculations by using the discounted cash flow method.

The key assumptions used by management for VIU calculation include:

	As of January 1,	As of December 31,
	2022	2022	2023	2024

Compound annual growth rate for revenue for 5-year period	10%	17%	7%	7%
Adjusted EBITA/revenue ratio for 5-year period	1%-7%	4%-7%	5%-8%	6%-9%
Terminal revenue growth rate	2.5%	2.0%	2.0%	2.0%
Pre-tax discount rate	24%	24%	24%	23%

Management had not identified any reasonably possible change in key assumptions that could cause carrying amounts of the above group of CGUs to exceed their recoverable amounts.

(In thousands, except for share and par value)

18. Intangible assets

The Group’s intangible assets consist of following:

		Trademarks,
		patents,
	Non‑compete	software	Customer
	agreements	and others	lists	Driver lists	Licenses	Total
	RMB	RMB	RMB	RMB	RMB	RMB
As of January 1, 2022
Cost	7,183,773	5,268,168	1,553,507	296,332	454,564	14,756,344
Accumulated amortization and impairment	(5,650,445)	(3,969,915)	(1,553,507)	(296,332)	—	(11,470,199)
Net book amount	1,533,328	1,298,253	—	—	454,564	3,286,145
For the year ended December 31, 2022
Opening net book amount	1,533,328	1,298,253	—	—	454,564	3,286,145
Additions	—	134,380	—	—	—	134,380
Disposals	—	(56,033)	—	—	—	(56,033)
Amortization	(968,418)	(662,862)	—	—	—	(1,631,280)
Impairment provisions	—	(17,736)	—	—	—	(17,736)
Currency translation differences	—	8,665	—	—	—	8,665
Closing net book amount	564,910	704,667	—	—	454,564	1,724,141
As of December 31, 2022
Cost	7,183,773	5,413,444	1,563,680	301,641	454,564	14,917,102
Accumulated amortization and impairment	(6,618,863)	(4,708,777)	(1,563,680)	(301,641)	—	(13,192,961)
Net book amount	564,910	704,667	—	—	454,564	1,724,141

		Trademarks,
		patents,
	Non‑compete	software	Customer
	agreements	and others	lists	Driver lists	Licenses	Total
	RMB	RMB	RMB	RMB	RMB	RMB
As of January 1, 2023
Cost	7,183,773	5,413,444	1,563,680	301,641	454,564	14,917,102
Accumulated amortization and impairment	(6,618,863)	(4,708,777)	(1,563,680)	(301,641)	—	(13,192,961)
Net book amount	564,910	704,667	—	—	454,564	1,724,141
For the year ended December 31, 2023
Opening net book amount	564,910	704,667	—	—	454,564	1,724,141
Disposal of subsidiaries	—	(9,571)	—	—	—	(9,571)
Additions	—	43,010	—	—	—	43,010
Disposals	—	(470)	—	—	—	(470)
Amortization	(564,910)	(438,372)	—	—	—	(1,003,282)
Impairment provisions	—	(80,800)	—	—	—	(80,800)
Currency translation differences	—	2,657	—	—	—	2,657
Closing net book amount	—	221,121	—	—	454,564	675,685
As of December 31, 2023
Cost	7,183,773	5,405,499	1,573,479	306,755	454,564	14,924,070
Accumulated amortization and impairment	(7,183,773)	(5,184,378)	(1,573,479)	(306,755)	—	(14,248,385)
Net book amount	—	221,121	—	—	454,564	675,685

(In thousands, except for share and par value)

18. Intangible assets (Continued)

		Trademarks,
		patents,
	Non‑compete	software	Customer
	agreements	and others	lists	Driver lists	Licenses	Total
	RMB	RMB	RMB	RMB	RMB	RMB
As of January 1, 2024
Cost	7,183,773	5,405,499	1,573,479	306,755	454,564	14,924,070
Accumulated amortization and impairment	(7,183,773)	(5,184,378)	(1,573,479)	(306,755)	—	(14,248,385)
Net book amount	—	221,121	—	—	454,564	675,685
For the year ended December 31, 2024
Opening net book amount	—	221,121	—	—	454,564	675,685
Disposal of subsidiaries	—	(6,056)	—	—	—	(6,056)
Additions	—	14,962	—	—	163,057	178,019
Disposals	—	(992)	—	—	—	(992)
Amortization	—	(138,831)	—	—	—	(138,831)
Currency translation differences	—	2,076	—	—	(5,385)	(3,309)
Closing net book amount	—	92,280	—	—	612,236	704,516
As of December 31, 2024
Cost	7,183,773	5,281,533	1,556,086	297,678	612,236	14,931,306
Accumulated amortization and impairment	(7,183,773)	(5,189,253)	(1,556,086)	(297,678)	—	(14,226,790)
Net book amount	—	92,280	—	—	612,236	704,516

For the years ended December 31, 2022, 2023 and 2024, the impairment losses for intangible assets were RMB17,736, RMB80,800 and nil, respectively.

The Group tests annually whether intangible assets with an indefinite useful life have suffered any impairment or more frequently if events or changes in circumstances indicate that they might be impaired. During the years ended December 31, 2022,2023 and 2024, no such identifiable intangible assets have been impaired.

Amortization charges were expensed off in the following categories in the consolidated income statements:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Operations and support	3,003	148	157
Sales and marketing	1,556,337	948,145	86,686
Research and development	37,517	32,683	18,951
General and administrative	34,423	22,306	33,037
Total	1,631,280	1,003,282	138,831

(In thousands, except for share and par value)

19. Financial instruments by category

		As of January 1,	As of December 31,
	Note	2022	2022	2023	2024
		RMB	RMB	RMB	RMB
Assets as per consolidated statements of financial position
Financial assets measured at FVTPL:
Other non-current assets (excluding non-financial assets items)		—	—	10,811	4,605
Long-term and short-term treasury investments	21	4,622	1,755,009	3,250,041	8,039,752
Other financial investments measured at FVTPL	23	3,605,958	2,839,760	2,886,719	3,602,059
Prepayments, receivables and other current assets (excluding non-financial assets items)	26	—	—	494,058	126,983
		3,610,580	4,594,769	6,641,629	11,773,399

Financial assets measured at FVOCI:
Other financial investments measured at FVOCI	24	13,431,049	7,009,296	9,624,566	5,624,762
Long-term and short-term treasury investments	21	—	—	8,770	9,769
Prepayments, receivables and other current assets (excluding non-financial assets items)	26	—	563,799	676,209	1,535,897
		13,431,049	7,573,095	10,309,545	7,170,428
Financial assets measured at amortized cost:
Restricted cash	27	551,355	821,289	1,159,979	1,743,045
Other non-current assets (excluding non-financial assets items)		251,445	345,765	432,179	2,304,890
Long-term and short-term treasury investments	21	16,890,772	25,410,501	23,876,171	32,979,473
Accounts receivable	25	2,631,969	2,288,218	3,434,615	3,492,919
Prepayments, receivables and other current assets (excluding non-financial assets items)	26	6,346,423	6,521,560	10,450,788	11,028,837
Cash and cash equivalents	27	43,429,717	20,855,252	27,308,098	12,554,843
		70,101,681	56,242,585	66,661,830	64,104,007

		87,143,310	68,410,449	83,613,004	83,047,834

Liabilities as per consolidated statements of financial position
Financial liabilities measured at FVTPL:
Other non-current liabilities (excluding non-financial liabilities items)		—	—	173,526	36,632
Preferred shares issued by subsidiaries	33	12,316,166	7,588,985	13,846,145	10,961,493
Accrued expenses and other current liabilities (excluding non-financial liabilities items)	32	—	—	32,971	427,208
		12,316,166	7,588,985	14,052,642	11,425,333
Financial liabilities measured at amortized cost:
Borrowings	34	8,519,698	5,090,235	8,741,611	11,483,408
Lease liabilities	16	1,308,610	1,467,761	1,128,473	1,174,249
Other non-current liabilities (excluding non-financial liabilities items)		202,788	190,009	87,688	67,434
Accounts and notes payable	31	4,755,715	2,913,770	4,594,287	4,477,990
Accrued expenses and other current liabilities (excluding non-financial liabilities items)	32	7,732,230	8,010,517	10,460,580	10,992,425
		22,519,041	17,672,292	25,012,639	28,195,506

		34,835,207	25,261,277	39,065,281	39,620,839

(In thousands, except for share and par value)

20. Deferred income taxes

Significant components of the Group’s deferred tax balances are as follows:

	As of January 1,	As of December 31,
	2022	2022	2023	2024
	RMB	RMB	RMB	RMB
Total gross deferred tax assets	859,816	685,797	609,230	1,002,397
Total gross deferred tax liabilities	(1,121,103)	(756,274)	(495,264)	(531,529)

Offsetting amounts	(635,325)	(396,606)	(329,766)	(388,337)

Net deferred tax assets	224,491	289,191	279,464	614,060
Net deferred tax liabilities	(485,778)	(359,668)	(165,498)	(143,192)

The movement on the gross deferred tax assets is as follows:

	Asset
	impairment		Tax losses	Accrued
	and allowances	Lease	carry	expenses and
	for credit losses	Liabilities	forwards	others	Total
	RMB	RMB	RMB	RMB	RMB
As of January 1, 2022	140,561	255,197	350,294	113,764	859,816
Credited (charged) to consolidated income statements	(26,339)	26,606	(253,342)	58,831	(194,244)
Currency translation differences	—	—	8,630	11,595	20,225
As of December 31, 2022	114,222	281,803	105,582	184,190	685,797
Credited (charged) to consolidated income statements	82,741	(88,418)	(18,650)	(76,594)	(100,921)
Currency translation differences	946	—	11,832	11,576	24,354
As of December 31, 2023	197,909	193,385	98,764	119,172	609,230
Credited to consolidated income statements	275,339	18,015	86,227	24,566	404,147
Currency translation differences	(2,673)	—	(5,825)	(2,482)	(10,980)
As of December 31, 2024	470,575	211,400	179,166	141,256	1,002,397

The Group only recognizes deferred tax assets if it is probable that future taxable income will be available to utilize. Management will continue to assess the recognition of deferred tax assets in future reporting periods. As of December 31, 2024, the amount of temporary differences for which the Group has not recognized deferred tax assets is RMB77,570 million (2023: RMB84,117 million, 2022: RMB86,958 million, 2021: RMB60,191 million), of which the cumulative losses available for utilization amount to RMB54,407 million (2023: RMB61,929 million, 2022: RMB64,303 million, 2021: RMB39,811 million). The cumulative tax losses as of December 31, 2024 amounting to RMB51,011 million ( 2023: RMB53,697 million, 2022: RMB55,695 million, 2021: RMB34,586 million) in mainland China will expire from one to ten years, and the cumulative tax losses amounting to RMB4,173 million (2023: RMB8,742 million, 2022: RMB9,130 million, 2021: RMB6,648 million) in overseas countries generally can be carried forward indefinitely.

(In thousands, except for share and par value)

20. Deferred income taxes (Continued)

The movement on the gross deferred tax liabilities is as follows:

	Intangible assets
	arising from business	Right-of-	Contract assets
	combinations	use assets	and others	Total
	RMB	RMB	RMB	RMB
As of January 1, 2022	(659,926)	(258,690)	(202,487)	(1,121,103)
(Credited) charged to consolidated income statements	396,895	(29,696)	(6,779)	360,420
Currency translation differences	—	—	4,409	4,409
As of December 31, 2022	(263,031)	(288,386)	(204,857)	(756,274)
(Credited) charged to consolidated income statements	237,431	90,219	(81,096)	246,554
Currency translation differences	—	—	14,456	14,456
As of December 31, 2023	(25,600)	(198,167)	(271,497)	(495,264)
(Credited) charged to consolidated income statements	22,600	(12,668)	(74,493)	(64,561)
Currency translation differences	—	—	28,296	28,296
As of December 31, 2024	(3,000)	(210,835)	(317,694)	(531,529)

As the taxable temporary differences (including undistributed profits) associated with the Group’s subsidiaries in the Mainland China were trivial as of the end of each reporting period, no relevant deferred tax liabilities were recognized.

21. Long-term and short-term treasury investments

Treasury investments represent the debt investments purchased from reputable financial institutions. Primarily these instruments are considered to have a low risk of default and the counterparty has a strong capacity to meet its contractual cash flows obligations in the near term. The identified credit losses are insignificant.

Treasury investments at amortized cost are primarily time deposits placed with the bank. Interest income from treasury investments at amortized cost is recognized using the effective interest rate method in the consolidated income statement. Treasury investments measured at FVTPL are primarily structured notes which are the financial instruments with variable interest rates indexed to performance of underlying assets. Changes in the fair value are reflected in the consolidated income statements as investment income (loss), net. Treasury investments measured at FVOCI are certain government bonds.

The following is a summary of treasury investments:

	As of January 1,	As of December 31,
	2022	2022	2023	2024
	RMB	RMB	RMB	RMB

Long-term treasury investments

Time deposits and other debt investments stated at amortized cost	3,722,640	8,444,793	4,712,589	2,735,696
Other debt investments measured at FVTPL	—	1,755,009	3,179,829	692,459
Other debt investments measured at FVOCI	—	—	481	2,344
Total	3,722,640	10,199,802	7,892,899	3,430,499

Short-term treasury investments

Time deposits and other debt investments stated at amortized cost	13,168,132	16,965,708	19,163,582	30,243,777
Other debt investments measured at FVTPL	4,622	—	70,212	7,347,293
Other debt investments measured at FVOCI	—	—	8,289	7,425
Total	13,172,754	16,965,708	19,242,083	37,598,495

(In thousands, except for share and par value)

21. Long-term and short-term treasury investments (Continued)

Treasury investments are denominated in the following currencies:

	As of January 1,	As of December 31,
	2022	2022	2023	2024
	RMB	RMB	RMB	RMB

RMB	5,064,463	5,150,193	2,656,517	6,252,636
USD	11,830,931	21,618,562	24,115,488	34,249,206
Others	—	396,755	362,977	527,152
Total	16,895,394	27,165,510	27,134,982	41,028,994

22. Investments accounted for using the equity method

	As of January 1,	As of December 31,
	2022	2022	2023	2024
	RMB	RMB	RMB	RMB

Associates(i)	793,210	654,753	610,178	222,513
Joint ventures(ii)	2,208,795	2,404,393	2,945,421	3,543,646
Total	3,002,005	3,059,146	3,555,599	3,766,159
(i)	Investments in associates accounted for using the equity method

The Group recorded proportionate share of losses of RMB128,285, RMB140,324 and RMB195,828 from associates in “Share of profit (loss) of equity method investees” in the consolidated income statements for the years ended December 31, 2022, 2023 and 2024, respectively.

During the years ended December 31, 2022, 2023 and 2024, the Group identified indications that investments in associates may be impaired with significant or prolonged declines in values of associates, mainly due to the adverse financial and business outlook of the associates. The Group carried out impairment assessment and determined the respective recoverable amount with reference to the higher of value in use and fair value less costs of disposal. During the years ended December 31, 2022, 2023 and 2024, an aggregate impairment loss of RMB55,728, RMB46,245 and RMB225,099 had been recognized for associates with impairment indicators, and the majority of these associates’ recoverable amounts were determined using fair value less costs of disposal.

There were no individual material associates that are accounted for using the equity method as of December 31, 2022, 2023 and 2024. The Group summarizes the condensed financial information of the Group’s associates as a group below:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Results of operations:
Revenue	979,427	1,568,858	2,007,293
Gross profit (loss)	124,791	87,365	126,186
Income (loss) from operations	(761,410)	(467,524)	(547,783)
Net income (loss), net	(1,782,597)	(460,296)	(549,828)
Balance sheet data:
Current assets	1,954,513	2,381,117	3,383,907
Non-current assets	3,205,006	3,940,619	3,042,236
Current liabilities	1,716,515	2,042,425	1,971,865
Non-current liabilities	1,563,987	2,352,201	2,830,518

(In thousands, except for share and par value)

22. Investments accounted for using the equity method (Continued)

Aggregated amount of the Group’s share of profit (loss) of individually immaterial associates accounted for using the equity method is as follows:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
– Loss from operations	(128,285)	(140,324)	(195,828)
– Other comprehensive income	138	—	—
Total	(128,147)	(140,324)	(195,828)

(ii)	Investments in joint ventures accounted for using the equity method

The Group recorded proportionate share of income of RMB176,868, RMB704,022 and RMB439,263 from joint ventures in “Share of profit (loss) of equity method investees” in the consolidated income statements for the years ended December 31, 2022, 2023 and 2024, respectively.

There were no individually material joint ventures that are accounted for using the equity method as of December 31, 2022, 2023 and 2024. The Group summarizes the condensed financial information of the Group’s joint ventures as a group below:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Results of operations:
Revenue	7,926,004	10,175,124	6,986,969
Gross profit (loss)	1,575,801	2,647,368	1,770,236
Income (loss) from operations	758,417	1,380,078	1,417,091
Net income (loss), net	596,304	1,139,947	1,245,587
Balance sheet data:
Current assets	42,280,662	49,849,695	52,915,859
Non-current assets	2,301,655	2,858,838	2,389,016
Current liabilities	36,634,695	44,397,577	45,300,441
Non-current liabilities	1,170,101	265,831	368,764
Convertible redeemable preferred shares and non‑controlling interests	(141)	(9,482)	(6,413)

Aggregated amount of the Group’s share of profit (loss) of individually immaterial joint ventures accounted for using the equity method is as follows:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
– Income from operations	176,868	704,022	439,263
– Other comprehensive loss	(12,755)	(4,454)	(3,434)
Total	164,113	699,568	435,829

(In thousands, except for share and par value)

23. Other financial investments measured at fair value through profit or loss

The following is a summary of other financial investments measured at fair value through profit or loss :

		As of January 1,	As of December 31,
	Note	2022	2022	2023	2024
		RMB	RMB	RMB	RMB
Investments in ordinary shares and preferred shares	(i)	845,822	853,934	1,318,573	2,096,140
— Investment in Kargobot’s shares (Note 6)		—	—	528,709	688,300
— Others		845,822	853,934	789,864	1,407,840
Investments in limited partnerships	(ii)	1,227,333	1,300,119	1,225,642	1,147,455
Other investments		1,532,803	685,707	342,504	358,464
— Convertible Note of Chengxin	(iii)	673,357	—	—	—
— Others		859,446	685,707	342,504	358,464
Total		3,605,958	2,839,760	2,886,719	3,602,059
(i)	Investments in ordinary shares and preferred shares

The ordinary shares investments include investments in both listed companies and unlisted companies. The fair values of investment in the listed companies are determined based on the closing prices quoted in active markets (Level 1: quoted price in active markets). The fair values of investment in unlisted companies are measured using a valuation technique with unobservable inputs and hence classified as Level 3 of the fair value hierarchy.

The preferred shares investments are investments in convertible redeemable preferred shares or ordinary shares with preferential rights. The Group has the right to require and demand the investees to redeem all of the shares held by the Group at guaranteed predetermined fixed amount upon redemption events which are out of control of issuers. Hence, these investments are accounted for as debt instruments and are measured as financial assets at FVTPL.

Refer to Note 4.3.4 for the major assumptions used in the valuation for investments in ordinary shares and preferred shares of unlisted companies.

(ii)	Investments in limited partnerships

Management had assessed the level of influence that the Group was able to exercise on certain financial assets measured at FVTPL with shareholding exceeding 20%. Since these investments were interests in limited partnerships without significant influence, they are classified as financial intruments and are measured at FVTPL.

(iii)	Investment in Chengxin

The Group has investment in ordinary shares and Convertible Note of Chengxin (collectively, the “Investment in Chengxin”) as of December 31, 2021. Given the Group had the ability to exercise significant influence over Chengxin, the Group accounted for the ordinary share investment in Chengxin using the equity method and applied fair value accounting on the Convertible Note of Chengxin.

Considering the adverse impact on Chengxin’s operating and financial performance in 2022, the shareholders of Chengxin decided not to continue to operate the community group buying business. As a shareholder of Chengxin, the Group received its share of Chengxin’s assets of RMB1,935,171 upon the completion of the distribution in July 2022 in accordance with the distribution sequences outlined in the agreements signed between Chengxin and external investors and the Group in 2021. The difference of RMB1,172,541 between the distributions received and the investment balance at the distribution date was recorded in investment income (loss), net in the consolidated income statement in 2022.

(In thousands, except for share and par value)

24. Other financial investments measured at fair value through other comprehensive income

The following is a summary of other financial investments measured at fair value through other comprehensive income:

		As of January 1,	As of December 31,
	Note	2022	2022	2023	2024
		RMB	RMB	RMB	RMB
Investments in ordinary shares		13,431,049	6,811,492	8,608,691	5,624,762
— Investee A	(i)	12,099,596	6,068,436	4,709,290	2,035,755
— XPeng(Note 6)	(ii)	—	—	3,005,246	2,667,988
— Others		1,331,453	743,056	894,155	921,019
Debt investments	(iii)	—	197,804	1,015,875	—
Total		13,431,049	7,009,296	9,624,566	5,624,762
(i)	Investment in Investee A

As of January 1, 2022, and December 31, 2022, 2023 and 2024, the fair value of the Investment in Investee A was RMB12,099,596, RMB6,068,436, RMB4,709,290 and RMB2,035,755, respectively. For the years ended December 31, 2022, 2023 and 2024, the Group disposed of a certain number of ordinary shares of Investee A, resulting in a realized other comprehensive income, with amounts of RMB104,079, RMB799,978 and RMB1,800,823 transferred to accumulated deficit, respectively.

Given the changes in the quoted prices of Investee A’s ordinary shares, the Group recognized an unrealized loss of RMB6,221,463, an unrealized gain of RMB337,052, and an unrealized gain of RMB576,205 in other comprehensive income, for the years ended December 31, 2022, 2023 and 2024, respectively.

(ii)	Investment in XPeng

On November 13, 2023, the Group received 58,164,217 XPeng Class A ordinary shares in connection with the transaction with XPeng. In August 2024, upon completion of the start of production milestone, the Group received an additional 4,636,447 XPeng Class A ordinary shares. For the years ended December 31, 2023 and 2024, the Group recognized an unrealized loss of RMB219,663 and RMB494,270, respectively, in other comprehensive income in the consolidated statements of comprehensive income (loss).

(iii)	Debt investments

Debt investments primarily consist of certain government bonds.

(In thousands, except for share and par value)

25. Accounts receivable

Accounts receivable consist of the following:

	As of January 1,	As of December 31,
	2022	2022	2023	2024
	RMB	RMB	RMB	RMB
Accounts receivable	3,282,857	2,980,940	4,158,270	4,386,872
Allowance for credit losses	(650,888)	(692,722)	(723,655)	(893,953)
	2,631,969	2,288,218	3,434,615	3,492,919

Accounts receivable are mainly denominated in RMB.

The movement of the allowances for credit losses is as follows:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Balance at beginning of the year	(650,888)	(692,722)	(723,655)
Provision	(454,168)	(387,196)	(510,885)
Write-offs	412,334	356,263	340,587
Balance at end of the year	(692,722)	(723,655)	(893,953)

The Group applies the simplified approach to providing for expected credit losses prescribed by IFRS 9, which permits the use of the lifetime expected loss provision for all accounts receivable. To measure the expected credit losses, accounts receivable have been grouped based on shared credit risk characteristics and the days past due. The Group’s expected loss rates are mainly determined based on the corresponding historical credit loss rates which are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables. The loss allowance provisions as of January 1, 2022, December 31, 2022, 2023 and 2024 are determined as follows:

	Within 1 year	More than 1 year	Total
January 1, 2022
Expected loss rate	15.6%	53.2%	19.8%
Gross carrying amount	2,912,427	370,430	3,282,857
Loss provision	(453,938)	(196,950)	(650,888)

	Within 1 year	More than 1 year	Total
December 31, 2022
Expected loss rate	18.0%	83.7%	23.2%
Gross carrying amount	2,741,775	239,165	2,980,940
Loss provision	(492,426)	(200,296)	(692,722)

	Within 1 year	More than 1 year	Total
December 31, 2023
Expected loss rate	14.5%	39.1%	17.4%
Gross carrying amount	3,670,160	488,110	4,158,270
Loss provision	(532,707)	(190,948)	(723,655)

	Within 1 year	More than 1 year	Total
December 31, 2024
Expected loss rate	13.1%	71.0%	20.4%
Gross carrying amount	3,833,730	553,142	4,386,872
Loss provision	(501,414)	(392,539)	(893,953)

(In thousands, except for share and par value)

26. Prepayments, receivables and other current assets and other non-current assets

Prepayments, receivables and other current assets consist of the following:

	As of
	January 1,	As of December 31,
	2022	2022	2023	2024
	RMB	RMB	RMB	RMB
Loans receivable(a)	4,644,298	5,338,627	8,679,730	9,689,517
Short-term debt investments	171,000	582,510	1,096,739	1,689,073
Deposits and receivables from partners	762,572	794,042	1,253,330	856,230
Prepayment and prepaid expense	919,210	1,140,803	905,086	712,568
Deductible VAT-input	1,553,800	1,533,722	1,023,024	684,338
Prepaid income tax	2,812	92,250	381,488	314,196
Contingent consideration assets	—	—	239,557	4,284
Others	1,033,974	656,973	771,977	589,584
Total	9,087,666	10,138,927	14,350,931	14,539,790

Other non-current assets consist of the following:

	As of
	January 1,	As of December 31,
	2022	2022	2023	2024
	RMB	RMB	RMB	RMB
Loans receivable(a)	—	—	—	857,309
Deductible VAT-input	1,070,370	864,319	1,116,686	1,228,297
Prepayments for property and equipment, long-term investments and other non‑current assets	366,425	823,634	409,469	31,321
Deposits and receivables from partners	203,154	155,207	162,156	144,052
Contingent consideration assets	—	—	10,811	4,605
Long-term debt investments	36,104	176,297	258,590	1,289,252
Others	59,523	19,670	22,338	23,773
Total	1,735,576	2,039,127	1,980,050	3,578,609

(a)	Loans receivable

Loans receivable which primarily represent micro loans the Group offers to individual borrowers who are registered as consumers or drivers via the Group’s technology platforms, mainly with terms of three to twelve months, consists of the following:

	As of
	January 1,	As of December 31,
	2022	2022	2023	2024
	RMB	RMB	RMB	RMB
Loans receivable	5,248,804	5,798,839	9,829,675	12,591,317
Less: allowance for credit losses	(604,506)	(460,212)	(1,149,945)	(2,044,491)
	4,644,298	5,338,627	8,679,730	10,546,826

Detail of the credit risk assessment of loans receivable is disclosed in Note 4.1.2.

(In thousands, except for share and par value)

27. Cash and cash equivalents and restricted cash

(a)Cash and cash equivalents

	As of January 1,	As of December 31,
	2022	2022	2023	2024
	RMB	RMB	RMB	RMB
Bank balances and cash	38,935,841	12,062,134	21,104,395	9,490,997
Time deposits and highly liquid investments with initial terms within three months	1,950,087	7,804,982	4,520,889	1,999,630
Cash held in certain financial institutions	2,543,789	988,136	1,682,814	1,064,216
Total	43,429,717	20,855,252	27,308,098	12,554,843

Cash and cash equivalents are denominated in the following currencies:

	As of January 1,	As of December 31,
	2022	2022	2023	2024
	RMB	RMB	RMB	RMB

RMB	22,710,437	14,016,452	18,850,352	6,345,733
USD	19,561,218	5,307,577	6,453,888	4,028,747
Others	1,158,062	1,531,223	2,003,858	2,180,363
Total	43,429,717	20,855,252	27,308,098	12,554,843

(b)Restricted cash

Restricted cash are denominated in the following currencies:

Included in non-current assets:

	As of January 1,	As of December 31,
	2022	2022	2023	2024
	RMB	RMB	RMB	RMB

USD	—	15,323	15,582	15,815
RMB	107,597	2,000	4,912	3,838
Others	—	10	12	—
Total	107,597	17,333	20,506	19,653

Included in current assets:

	As of January 1,	As of December 31,
	2022	2022	2023	2024
	RMB	RMB	RMB	RMB

RMB	443,758	803,856	1,139,261	1,585,801
Others	—	100	212	137,591
Total	443,758	803,956	1,139,473	1,723,392

(In thousands, except for share and par value)

28. Share capital

Authorized:

As of January 1, 2022 and December 31, 2024, 2023 and 2022, the authorized share capital of the Company is US$100,000 divided into 5,000,000,000 shares, comprising of (i) 4,000,000,000 Class A ordinary shares with a par value of US$0.00002 each, (ii) 500,000,000 Class B ordinary shares with a par value of US$0.00002 each, and (iii) 500,000,000 shares with a par value of US$0.00002 each of such class or classes (however designated) as the board of directors may determine in accordance with the memorandum and articles of association.

Issued and fully paid:

As of December 31, 2024, 1,095,358,873 Class A ordinary shares and 93,401,943 Class B ordinary shares were issued and fully paid by the Company. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and is not convertible into Class B ordinary shares under any circumstances. Each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof. During the years ended December 31, 2022, 2023 and 2024, nil, 19,778,967 and 4,154,926 Class B ordinary shares were converted to Class A ordinary shares, respectively.

Share repurchases:

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

On March 17, 2025, the Company’s board of directors authorized another share repurchase program under which the Company may repurchase up to US$2 billion of its shares over the next 24 months. The share repurchases may be made from time to time through legally permissible means, depending on market conditions and in accordance with applicable rules and regulations.

	Number of				Shares held for
	ordinary				shares award
	shares	Share capital	Share premium	Treasury shares	scheme	Total
		RMB	RMB	RMB	RMB	RMB
As of January 1, 2022	1,205,852,426	156	392,823,079	—	(3)	392,823,232
Bulk issuance of ADSs reserved for share incentive plans	20,917,324	3	—	—	(3)	—
Exercise of share options and vesting of restricted shares and RSUs, net (a)	—	—	2,901,666	—	1	2,901,667
As of December 31, 2022	1,226,769,750	159	395,724,745	—	(5)	395,724,899

As of January 1, 2023	1,226,769,750	159	395,724,745	—	(5)	395,724,899
Exercise of share options and vesting of restricted shares and RSUs, net (a)	—	—	1,865,862	—	1	1,865,863
Repurchase of ordinary shares (b)	—	—	—	(112,666)	—	(112,666)
As of December 31, 2023	1,226,769,750	159	397,590,607	(112,666)	(4)	397,478,096

As of January 1, 2024	1,226,769,750	159	397,590,607	(112,666)	(4)	397,478,096
Exercise of share options and vesting of restricted shares and RSUs, net (a)	—	—	1,399,704	—	1	1,399,705
Repurchase of ordinary shares (b)	—	—	—	(4,872,181)	—	(4,872,181)
Cancellation of ordinary shares (b)	(38,008,934)	(5)	(4,460,356)	4,460,361	—	—
As of December 31, 2024	1,188,760,816	154	394,529,955	(524,486)	(3)	394,005,620

(a)

For the years ended December 31, 2022, 2023 and 2024, the changes of the number of exercise of share options and vesting of restricted shares and RSUs, net were 14,320,139, 6,552,299 and 5,953,956, respectively.

(b)

The Company repurchased 4,244,255 ADSs, equals to 1,061,064 Class A ordinary shares, from the open market with an aggregate purchase price of RMB112,666 (US$15,860) during the year ended December 31, 2023.

The Company repurchased 163,105,636 ADSs, equals to 40,776,409 Class A ordinary shares, from the open market with an aggregate purchase price of RMB4,872,181 (US$687,755) during the year ended December 31, 2024.

As of December 31, 2024, 152,035,736 ADSs, equals to 38,008,934 Class A ordinary shares had been cancelled. The remaining approximately 15,314,155 ADSs, equals to 3,828,539 Class A ordinary shares which had not been cancelled as of December 31, 2024 were recorded in the treasury stock account. As of March 12, 2025, these remaining ADSs had been cancelled.

(In thousands, except for share and par value)

29. Other reserves

							FVOCI
			Share-based	Currency		FVOCI	related to
			compensation	translation	Statutory	related to	preferred
		Capital	reserve	differences	reserve	investments	shares
	Note	reserves	(a)	（b）	(c)	(d)	(e)	Others	Total
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2022		—	10,411,263	2,153,504	27,917	8,648,589	105,555	190,873	21,537,701
Share of other comprehensive loss of equity method investees		—	—	—	—	—	—	(12,617)	(12,617)
Fair value changes of equity instruments at FVOCI		—	—	—	—	(6,977,101)	—	—	(6,977,101)
Fair value changes of preferred shares issued by subsidiaries attributable to changes in the credit risk	33	—	—	—	—	—	348,855	—	348,855
Foreign currency translation adjustments		—	—	3,705,388	—	—	—	—	3,705,388
Transfer of gain on disposal of equity instruments at FVOCI to accumulated deficit, net of tax		—	—	—	—	(100,254)	—	—	(100,254)
Transfer of accumulated fair value changes of repurchased preferred shares issued by subsidiaries attributable to changes in the credit risk		—	—	—	—	—	(10,485)	—	(10,485)
Share-based compensation	30	—	3,446,898	—	—	—		—	3,446,898
Share-based awards granted to employees of an equity investee	30	—	47,421	—	—	—	—	—	47,421
Exercise of share options and vesting of restricted shares and RSUs, net		—	(3,022,518)	—	—	—	—	—	(3,022,518)
Appropriation to statutory reserves		—	—	—	41,411	—	—	—	41,411
Transactions with non-controlling interests		(28,023)	—	—	—	—	—	—	(28,023)
Balance as of December 31, 2022		(28,023)	10,883,064	5,858,892	69,328	1,571,234	443,925	178,256	18,976,676

							FVOCI
			Share-based	Currency		FVOCI	related to
			compensation	translation	Statutory	related to	preferred
		Capital	reserve	differences	reserve	investments	shares
	Note	reserves	(a)	（b）	(c)	(d)	(e)	Others	Total
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2023		(28,023)	10,883,064	5,858,892	69,328	1,571,234	443,925	178,256	18,976,676
Share of other comprehensive loss of an equity method investee		—	—	—	—	—	—	(4,454)	(4,454)
Fair value changes of equity instruments at FVOCI		—	—	—	—	280,911	—	—	280,911
Fair value changes of preferred shares issued by subsidiaries attributable to changes in the credit risk	33	—	—	—	—	—	(1,187,881)	—	(1,187,881)
Foreign currency translation adjustments		—	—	452,806	—	—	—	—	452,806
Transfer of accumulated translation adjustments to profit or loss upon disposal of subsidiaries		—	—	10,336	—	—	—	—	10,366
Transfer of gain on disposal of equity instruments at FVOCI to accumulated deficit, net of tax		—	—	—	—	(804,333)	—	—	(804,333)
Share-based compensation	30	—	2,589,593	—	—	—	—	—	2,589,593
Exercise of share options and vesting of restricted shares and RSUs, net		—	(1,940,946)	—	—	—	—	—	(1,940,946)
Appropriation to statutory reserves		—	—	—	30,777	—	—	—	30,777
Transactions with non-controlling interests		(15,624)	—	—	—	—	—	—	(15,624)
Balance as of December 31, 2023		(43,647)	11,531,711	6,322,064	100,105	1,047,812	(743,956)	173,802	18,387,891

							FVOCI
			Share-based	Currency		FVOCI	related to
			compensation	translation	Statutory	related to	preferred
		Capital	reserve	differences	reserve	investments	shares
	Note	reserves	(a)	(b)	(c)	(d)	(e)	Others	Total
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2024		(43,647)	11,531,711	6,322,064	100,105	1,047,812	(743,956)	173,802	18,387,891
Share of other comprehensive loss of an equity method investee		—	—	—	—	—	—	(3,434)	(3,434)
Fair value changes of equity instruments at FVOCI		—	—	—	—	481,319	—	—	481,319
Fair value changes of preferred shares issued by subsidiaries attributable to changes in the credit risk	33	—	—	—	—	—	365,216	—	365,216
Foreign currency translation adjustments		—	—	150,345	—	—	—	—	150,345
Transfer of gain on disposal of equity instruments at FVOCI to accumulated deficit, net of tax		—	—	—	—	(1,800,823)	—	—	(1,800,823)
Transfer of accumulated fair value changes of repurchased preferred shares issued by subsidiaries attributable to changes in the credit risk		—	—	—	—	—	443,263	—	443,263
Share-based compensation	30	—	2,252,738	—	—	—	—	—	2,252,738
Exercise of share options and vesting of restricted shares and RSUs, net		—	(1,748,136)	—	—	—	—	—	(1,748,136)
Appropriation to statutory reserves		—	—	—	47,147	—	—	—	47,147
Balance as of December 31, 2024		(43,647)	12,036,313	6,472,409	147,252	(271,692)	64,523	170,368	18,575,526
(a)	Share-based compensation reserve mainly arises from 2017 Plan and 2021 Plan adopted by the Group (Note 30(a)).
(b)	Foreign currency translation reserve represents the difference arising from the translation of the financial statements of companies within the Group that have a functional currency different from the presentation currency of RMB for the financial statements of the Group.

(In thousands, except for share and par value)

29. Other reserves (Continued)

(c)	In accordance with the relevant regulations and their articles of association, subsidiaries of the Group incorporated in the PRC are required to allocate at least 10% of their after-tax profit determined based on the PRC accounting standards and regulations to the general reserve until the reserve has reached 50% of the relevant subsidiary’s registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the respective company. These reserves can only be used for specific purposes and are not transferable to the Group in the form of loans, advances or cash dividends. For the years ended December 31, 2022, 2023 and 2024, appropriations to the general reserve amounted to RMB41,411, RMB30,777 and RMB47,147, respectively. No appropriations to the enterprise expansion fund or staff welfare and bonus fund have been made by the Group.
(d)	Gains and losses on certain investments, including changes in fair value, are recognized in other comprehensive income. These changes are accumulated within FVOCI reserve in equity. When the relevant investments are derecognized, amounts from this reserve are transferred to accumulated deficit for equity instruments or to profit or loss for debt instruments.
(e)	The changes of fair value attributable to changes in the credit risk of the preferred shares issued by subsidiaries are recognized in other comprehensive income and are not subsequently reclassified to profit or loss; instead, they are transferred to accumulated deficit when realized.

30. Share-based compensation

The table below presents a summary of the Group’s share-based compensation for the years ended December 31, 2022, 2023 and 2024:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB

Operations and support	143,588	109,962	110,822
Sales and marketing	264,572	159,830	180,967
Research and development	1,205,975	922,066	789,094
General and administrative	1,832,763	1,397,735	1,171,855
Total share-based compensation expenses	3,446,898	2,589,593	2,252,738
Investment income (loss), net*	47,421	—	—
Total share-based compensation	3,494,319	2,589,593	2,252,738
*

The Company granted share-based awards under the 2017 Plan and 2021 Plan (as defined below) to the employees of an equity investee with no increase in the relative ownership percentage of the investee and no proportionate funding by other investors. Accordingly, the Group recognized the entire cost of the share-based awards as incurred, amounting to RMB47,421, nil and nil in investment income (loss), net in the consolidated income statements for the years ended December 31, 2022, 2023 and 2024.

(a)	Share Incentive Plan

In December 2017, the Company adopted the Equity Incentive Plan (the “2017 Plan”), approved by the Board of Directors, which was subsequently amended. Share options, restricted shares and restricted share units (“RSUs”) under 2017 Plan may be granted to employees, directors and consultants of the Group and other related entities stipulated in the 2017 Plan. As of December 31, 2024, the maximum aggregate number of ordinary shares which may be issued pursuant to the 2017 Plan was 195,127,549 shares.

In June 2021, the Company adopted the 2021 Share Incentive Plan (the “2021 Plan”), approved by the Board of Directors under which share options, restricted shares and RSUs may be granted to its employees, directors and consultants of the Group and other related entities stipulated in the 2021 Plan. As of December 31, 2024, the maximum aggregate number of ordinary shares which may be issued pursuant to the 2021 Plan was 116,906,908 shares.

(In thousands, except for share and par value)

30. Share-based compensation (Continued)

Share-based awards granted under the 2017 Plan and the 2021 Plan had a contractual term of seven years from the stated grant date and are generally subject to a four-year vesting schedule as determined by the administrator of the plans. Depending on the nature and the purpose of the grant, share-based awards generally vest 15% upon the first anniversary of the vesting commencement date, and 25%, 25% and 35% in following years thereafter. In January 2022, the Company extended the contractual term for share options from seven years to ten years, effective from January 2022. In July 2024, vesting accelerated for the majority of share-based awards, generally 25% upon the first anniversary of the vesting commencement date, and 25% every year thereafter or 6.25% every quarter thereafter after modification.

(b)Modification

In January 2022, the aforementioned contractual term extension for share options from seven years to ten years resulted in incremental share-based compensation expenses of RMB153,139. For the year ended December 31, 2023, 4,695,544 existing share options were exchanged for 3,217,476 new options, with different exercise prices, leading to incremental share-based compensation expenses of RMB149,104 on the modification date. For the year ended December 31, 2024, the aforementioned vesting acceleration led to incremental share-based compensation expenses of RMB365,557.

(c)Share Options

A summary of activities of the share options for the years ended December 31, 2022 and 2023 and 2024 is presented as follows:

			Weighted
		Weighted	Average		Weighted
		Average	Remaining	Aggregate	Average
	Number of	Exercise	Contractual	Intrinsic	Grant Date
	Options	Price	Life	Value	Fair Value
		US$	In Years	US$	US$
Outstanding as of January 1, 2022	52,575,849	4.90	3.40	789,898	30.18
Granted	18,459,565	0.0001823			11.80
Exercise of share options	(2,749,909)	0.42		33,819	24.22
Forfeited/cancelled	(4,552,050)	1.00			36.86
Outstanding as of December 31, 2022	63,733,455	3.94	6.39	559,325	24.62
Granted	10,402,129	0.0001823			14.78
Modification	(1,478,068)	0.0001823			12.90
Exercise of share options	(717,256)	0.21		11,182	30.55
Forfeited/cancelled	(4,382,666)	0.07			26.03
Outstanding as of December 31, 2023	67,557,594	2.61	5.90	891,353	22.72
Granted	17,151,866	0.0001823			16.46
Exercise of share options	(1,379,548)	1.04		23,780	18.27
Forfeited/cancelled	(6,201,234)	0.00			19.15
Outstanding as of December 31, 2024	77,128,678	2.26	5.75	1,235,291	20.04
Exercisable as of December 31, 2024	48,382,736	3.61	4.09	709,821	22.18
Vested and Expected to Vest as of December 31,2024	71,523,950	2.44	5.51	1,132,833	20.36

The Group uses the binomial option pricing model to determine the fair value of the share-based awards. The estimated fair value of each option granted is estimated on the date of grant using the binomial option-pricing model with the following assumptions:

	For the Year Ended December 31,
	2022	2023	2024
Fair value of ordinary shares (US$)	7.34-19.92	12.00-15.20	15.80-18.76
Expected volatility	35.27%-40.34%	41.36%-41.70%	50.87%-52.13%
Risk‑free interest rate (per annum)	1.52%-3.83%	3.48%-4.59%	3.73%-4.48%
Expected dividend yield	0%	0%	0%
Expected term (in years)	10	10	10

(In thousands, except for share and par value)

30. Share-based compensation (Continued)

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

(d)Restricted shares and RSUs

A summary of activities of restricted shares and RSUs for the years ended December 31, 2022, 2023 and 2024 is presented as follows:

			Weighted
		Weighted	Average
		Average	Remaining
	Number of	Grant Date	Contractual
	Shares	Fair Value	Life
		US$	In Years
Unvested at January 1, 2022	23,277,695	41.21	5.28
Granted	1,714,158	12.47
Vested	(7,947,817)	34.14
Forfeited/cancelled	(2,446,370)	40.84
Unvested at December 31, 2022	14,597,666	40.97	7.47
Granted	899,005	13.51
Vested	(6,079,090)	39.30
Forfeited/cancelled	(957,307)	33.70
Unvested at December 31, 2023	8,460,274	41.42	7.14
Granted	647,941	16.38
Vested	(4,918,922)	41.65
Forfeited/cancelled	(409,680)	26.99
Unvested at December 31, 2024	3,779,613	35.78	6.80
Expected to vest at December 31, 2024	3,390,665	36.58	6.72

The Group recognized share-based compensation, net of estimated forfeitures, using the graded vesting attribution method over the vesting term of the awards for the service condition awards.

The weighted-average remaining vesting period for outstanding share options was 2.88 years, 2.51 years, 2.35 years and 2.96 years as of January 1, 2022, December 31, 2022, 2023 and 2024, respectively.

The weighted-average remaining vesting period for restricted shares and RSUs was 2.81 years, 2.12 years, 1.61 years and 1.91 years as of January 1, 2022, December 31, 2022, 2023 and 2024, respectively.

(e)Voyager’s share-based awards

In the first quarter of 2021, Voyager Group Inc. (“Voyager”), a subsidiary of the Group, adopted 2020 Equity Incentive Plan (“Voyager Incentive Plan”) under which share options, restricted shares and RSUs may be granted to employees, directors and consultants of Voyager, its subsidiaries, the VIEs and VIEs’ subsidiaries and other related entities stipulated in the Voyager Incentive Plan. As of December 31, 2024, the maximum aggregate number of ordinary shares which could be issued pursuant to the Plan was 19,647,161 shares. The share-based compensation expenses of RMB204,227, RMB146,230 and RMB103,312 were recognized in the consolidated financial statements for the years ended December 31, 2022, 2023 and 2024.

(In thousands, except for share and par value)

30. Share-based compensation (Continued)

Share-based awards granted under the Voyager Incentive Plan have a contractual term of seven years from the stated grant date and are generally subject to a four-year or five-year vesting periods as determined by the administrator of the Voyager Incentive Plan. Share-based awards generally vest 25% or 20% upon the first anniversary of the vesting commencement date, and 25% or 20% every year thereafter. In July 2024, vesting accelerated for the certain type of share-based awards, generally 25% upon the first anniversary of the vesting commencement date, and 6.25% every quarter thereafter after modification, which led to incremental share-based compensation expenses of RMB3,491.

Furthermore, certain share-based awards contain both service and performance conditions. These share-based awards granted which are only vested upon the occurrence of an IPO or deemed liquidation events by Voyager, but without an associated service requirement, are considered to be non vesting conditions.

31. Accounts and notes payable

Accounts and notes payable consist of the following:

	As of
	January 1,	As of December 31,
	2022	2022	2023	2024
	RMB	RMB	RMB	RMB

Payables related to service fees and incentives to drivers	3,339,235	2,465,919	4,309,814	4,116,787
Payables related to driver management fees	158,937	157,380	194,915	264,290
Other accounts payable	536,080	245,747	88,846	96,913
Notes payable	721,463	44,724	712	—
Total	4,755,715	2,913,770	4,594,287	4,477,990

Accounts and notes payable are mainly denominated in RMB.

32. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of
	January 1,	As of December 31,
	2022	2022	2023	2024
	RMB	RMB	RMB	RMB

Payables to merchants and other partners	1,668,930	2,320,059	4,337,336	4,478,325
Employee compensation and welfare payable	2,253,437	1,821,969	2,410,332	2,325,295
Tax payables	1,645,335	1,127,818	1,658,525	2,059,843
Payables and accruals for other cost and expenses	2,302,221	2,267,850	2,383,335	2,614,514
Deposits	1,423,970	1,389,362	1,414,683	1,411,875
Payables related to promotion and advertising expenses	859,331	850,376	1,140,401	1,188,268
Deferred revenue and customer advances	550,070	569,032	905,524	685,846
Payables related to property and equipment	358,464	298,550	283,889	433,668
Other current financial liabilities measured at FVTPL	—	—	32,971	427,208
Others	1,183,860	1,086,638	1,213,665	1,147,778
Total	12,245,618	11,731,654	15,780,661	16,772,620

(In thousands, except for share and par value)

33. Preferred shares issued by subsidiaries

Financing transaction of Voyager Group Inc.

Voyager, the Group’s subsidiary, primarily engages in the development and commercialization of autonomous vehicles through its subsidiaries and VIE. For the years ended December 31, 2020 and 2021, Voyager issued Series A preferred shares and Series B preferred shares (the “Voyager Preferred Shares”) to external investors and the Company with an aggregate cash consideration of US$825,000. Among them, the consideration paid by an entity controlled by Softbank (Note 37) was US$325,000. For the year ended December 31, 2024, Voyager issued Series C preferred shares to an external investor and the Company with an aggregate cash consideration of US$298,000. As of December 31, 2024, the Group continued to hold the majority of total equity interests on a fully diluted basis.

The rights, preferences and privileges of the Voyager’s holders of preferred shares are as follows:

Conversion rights

Each of the preferred shares is convertible, at the option of the holder, into the Voyager’s ordinary shares at an initial conversion ratio of 1:1 at any time after the date of issuance of such preferred shares.

The preferred shares shall be automatically converted into Voyager’s ordinary shares upon the earlier of (1) the closing of an IPO by Voyager, and (2) the date specified by written consent or agreement of (i) with respect to the Series A Preferred Shares, the holders of at least 75% of the voting power of the outstanding Series A Preferred Shares, (ii) with respect to the Series B Preferred Shares, the holders of at least a majority of the voting power of the outstanding Series B Preferred Shares, and (iii) with respect to the Series C Preferred Shares, the holders of at least a majority of the voting power of the outstanding Series C Preferred Shares (excluding the Series C Preferred Shares held by the Group).

The conversion price applicable to Voyager’s preferred shares shall be adjusted and readjusted from time to time as provided below: (1) adjustment for share subdivisions and combinations, (2) adjustment for ordinary share dividends and distributions, (3) adjustments for reorganization, merger, consolidation, reclassification, exchange, and substitution, (4) adjustment for conversion price for dilutive issuance.

Dividend rights

The holders of preferred shares are entitled to receive non-cumulative dividends, at a simple rate of 8% of original issuance price of preferred shares per annum as and when declared by the Voyager board of directors.

No dividends on preferred shares and ordinary shares have been declared for the years ended December 31, 2022, 2023 and 2024.

Voting rights

The holder of each preferred shares has the number of votes that equals to the number of ordinary shares then issuable upon their conversion into ordinary shares.

Redemption right

Under applicable exit events including but not limited to if Voyager has not consummated an IPO (“exit events”) within certain periods, the Company may need to use its best efforts to procure Voyager to repurchase Voyager preferred shares held by the aforementioned preferred shareholders subject to Voyager’s shareholders’ approval. The redemption price would be the amount of cash determined according to pre-agreed pricing formula.

(In thousands, except for share and par value)

33. Preferred shares issued by subsidiaries (Continued)

Liquidation rights

In the event of any liquidation or certain deemed liquidation events as defined in the memorandum and articles of association (“MOA”), the holders of Voyager preferred shares have preference over holders of ordinary shares. Upon liquidation or deemed liquidation events, Voyager’s assets available for distribution among the investors shall first be paid to Voyager preferred shareholders at the amount equal to the greater of (a) original issue price plus all declared but unpaid dividends; and (b) the amount as would have been payable if the preferred shares were converted into ordinary shares immediately prior to the date of liquidation. The remaining assets of Voyager shall all be distributed to its ordinary shareholders.

The deemed liquidation events are defined to include: (a) a Share Sale; (b) any consolidation, amalgamation, scheme of arrangement or merger of any Core Voyager Company as defined in MOA with or into any other Person or other reorganization or similar transaction in which the Members or shareholders of such Core Voyager Company prior to such consolidation, amalgamation, scheme of arrangement, merger or reorganization own less than fifty percent (50%) of such Core Voyager Company’s voting power in the aggregate immediately after such consolidation, amalgamation, scheme of arrangement, merger or reorganization, or any transaction or series of related transactions to which such Core Voyager Company is a party, in which more than fifty percent (50%) of such Core Voyager Company’s voting power is transferred; provided, however, that the foregoing shall not include an intra-group restructuring of any Voyager Companies or any IPO Restructuring; (c) a sale, transfer, lease or other disposition of all or substantially all of the assets of the Core Voyager Companies taken as a whole (or any series of related transactions resulting in such sale, transfer, lease or other disposition of all or substantially all of the assets of the Core Voyager Companies taken as a whole); (d) the exclusive licensing of all or substantially all of the Intellectual Property of the Core Voyager Companies to a third party; or (e) any termination of, unapproved amendment to or material breach by any Voyager Companies of any Control Documents as defined in MOA which results in the loss of the Voyager’s control over, and the ability to consolidate the financial statements of, a certain Core Domestic Voyager Company.

Financing transaction of Soda Technology Inc.

Soda Technology Inc. (“Soda”), the Group’s subsidiary, primarily engages in bike and e-bike sharing business through its subsidiaries and VIE. For the years ended December 31, 2020 and 2021, Soda issued Series A preferred shares and B preferred shares (collectively as the “Soda Preferred Shares”) to external investors and the Company with an aggregate cash consideration of US$1,264,000. Among them, the consideration paid by an entity controlled by Softbank (Note 37) was US$49,000. During the year of 2024, the Company repurchased all of Series A and majority of Series B preferred shares held by the external investors, with a total consideration of US$249,459 as determined by a pre-agreed pricing formula. The repurchase did not have significant impact on the Group’s consolidated statement of comprehensive income (loss) for the year ended December 31, 2024. As of December 31, 2024, the Group continued to hold the majority of total equity interests in Soda on a fully-diluted basis. The rights, preferences and privileges of the Soda’s holders of preferred shares are as follows:

Conversion rights

Each of the preferred shares is convertible, at the option of the holder, into the Soda’s ordinary shares at an initial conversion ratio of 1:1 at any time after the date of issuance of such preferred shares.

The preferred shares shall be automatically converted into Soda’s ordinary shares upon the earlier of (1) the closing of an IPO by Soda, and (2) the date specified by written consent or agreement of the majority preferred holders and the Group.

The conversion price applicable to Soda’s preferred shares shall be adjusted and readjusted from time to time as provided below: (1) adjustment for share subdivisions and combinations, (2) adjustment for ordinary share dividends and distributions, (3) adjustments for reorganization, merger, consolidation, reclassification, exchange, and substitution, (4) adjustment for conversion price for dilutive issuance.

Dividend rights

The holders of preferred shares are entitled to receive non-cumulative dividends, at a simple rate of 8% of original issuance price of preferred shares per annum as and when declared by the Soda’s board of directors.

(In thousands, except for share and par value)

33. Preferred shares issued by subsidiaries (Continued)

No dividends on preferred shares and ordinary shares have been declared for the years ended December 31, 2022, 2023 and 2024.

Voting rights

The holder of each preferred shares has the number of votes that equals to the number of ordinary shares then issuable upon their conversion into ordinary shares.

Redemption right

Under applicable exit events including but not limited to if Soda has not consummated an IPO (“exit events”) within certain periods, the Company needs to repurchase Soda preferred shares held by the aforementioned preferred shareholders. The redemption price would be the amount of cash determined according to pre-agreed pricing formula.

Liquidation rights

In the event of any liquidation or certain deemed liquidation events as defined in MOA, the holders of Soda preferred shares have preference over holders of ordinary shares. Upon liquidation or deemed liquidation events, Soda’s assets available for distribution among the investors shall first be paid to Soda preferred shareholders at the amount equal to the original issue price plus all declared but unpaid dividends. The remaining assets of Soda shall all be distributed ratably among the holders of the preferred shares and the holders of the ordinary shares, according to the relative number of ordinary shares held by such members on an as-converted basis.

The deemed liquidation events are defined to include: (a) a Share Sale, which shall not include a bona fide equity financing of Soda; (b) any consolidation, amalgamation, scheme of arrangement or merger of any Soda Company (if such Soda Company holds substantially all the assets of Soda) with or into any other Person or other reorganization in which the shareholders of such Soda Company immediately prior to such transaction own less than fifty percent (50%) of such Soda Company’s voting power in the aggregate immediately after such consolidation, merger, amalgamation, scheme of arrangement, or reorganization, or any transaction or series of related transactions to which such Soda Company is a party, in which in excess of fifty percent (50%) of such Soda Company’s voting power is transferred to any Person that is not a shareholder of such Soda Company immediately prior to such transaction, provided however that the foregoing shall not include a bona fide equity financing of any Soda Company;(c) a sale, transfer, lease or other disposition of all or substantially all of the assets of the Soda Companies taken as a whole (or any series of related transactions resulting in such sale, transfer, lease or other disposition of all or substantially all of the assets of the Soda Companies taken as a whole); (d) the exclusive licensing of all or substantially all of the Intellectual Property of the Soda Companies to a third party; or (e) any unapproved termination of, unapproved amendment to or material breach of any Control Documents as defined in MOA or other contracts among the Soda Companies and their shareholders which results in the loss of the Soda Company’s Control over, and the ability to consolidate the financial statements of, the Domestic Company.

Financing transaction of City Puzzle Holding Limited

City Puzzle Holdings Limited (“City Puzzle”), the Group’s subsidiary, primarily engages in providing intra-city freight services. For the year ended December 31, 2021, City Puzzle issued Series A and Series A+ preferred shares (collectively as the “City Puzzle Preferred Shares”) to external investors and the Group with an aggregate cash consideration of US$1,340,000. During the year of 2024, City Puzzle entered into several share repurchase agreements with investors and adopted a newly amended and restated memorandum and articles of association with certain modification on the terms of redemption rights. Accordingly, certain of City Puzzle’s Series A and Series A+ preferred shares was repurchased by City Puzzle at their respective original issue prices, with a total consideration of US$408,000. The terms of repurchase period and repurchase rate of the remaining then outstanding City puzzle’s Series A and Series A+ preferred shares were modified. The impact of modification on the Group’s consolidated statement of comprehensive income (loss) for the year ended December 31, 2024 was insignificant. As of December 31, 2024, the Group continued to hold the majority of total equity interests of City Puzzle on a fully diluted basis. The rights, preferences and privileges of City Puzzle’s holders of preferred shares are as follows:

(In thousands, except for share and par value)

33. Preferred shares issued by subsidiaries (Continued)

Conversion rights

Each of the preferred shares is convertible, at the option of the holder, into City Puzzle’s ordinary shares at an initial conversion ratio of 1:1 at any time after the date of issuance of such preferred shares.

The preferred shares shall be automatically converted into City Puzzle’s ordinary shares upon the earlier of (1) the closing of an IPO by City Puzzle, and (2) with respect to any class of City Puzzle’s preferred shares, the date specified by written consent or agreement of the holders (other than the Group) of at least 50% of the voting power of the then outstanding preferred shares of such class and the Group.

The conversion price applicable to City Puzzle’s preferred share shall be adjusted and readjusted from time to time resulting from: (1) adjustment for share subdivisions and combinations, (2) adjustment for ordinary share dividends and distributions, (3) adjustments for reorganization, merger, consolidation, reclassification, exchange, and substitution; (4) adjustment for conversion price for dilutive issuance etc.

Dividend rights

The holders of preferred shares are entitled to receive non-cumulative dividends when declared by the City Puzzle’s board of directors.

No dividends on preferred shares and ordinary shares have been declared for the years ended December 31, 2022, 2023 and 2024.

Voting rights

The holder of each preferred shares has the number of votes that equals to the number of ordinary shares then issuable upon their conversion into ordinary shares.

Redemption right

Under applicable exit events including but not limited to if City Puzzle has not consummated an IPO within certain periods, City Puzzle needs to repurchase City Puzzle’s preferred shares held by its preferred shareholders. The redemption price would be the amount of consideration determined according to the pre-agreed pricing formula set forth in City Puzzle’s memorandum and articles of association then in effect (“City Puzzle’s MOA”).

Liquidation rights

In the event of any liquidation or certain deemed liquidation events as defined in City Puzzle’s MOA, the holders of City Puzzle’s preferred shares have preference over holders of City Puzzle’s ordinary shares. Upon liquidation or deemed liquidation events, City Puzzle’s assets available for distribution among its shareholders shall first be paid to City Puzzle’s preferred shareholders at the amount, for each preferred share, equal to the greater of (a) its original issue price plus all declared but unpaid dividends; and (b) the amount as would have been payable if the preferred shares were converted into ordinary shares immediately prior to the consummation of such liquidation or deemed liquidation events. The assets of City Puzzle remaining after above distribution shall all be distributed to its ordinary shareholders.

City Puzzle’s deemed liquidation events are defined to include: (i) any consolidation, reorganization, amalgamation or merger of City Puzzle, with or into any person, or any other corporate reorganization or scheme of arrangement, in which the shareholders of City Puzzle immediately before such transaction own less than fifty per cent (50%) of the voting power of the surviving company immediately after such transaction; (ii) a sale, lease, transfer, or other disposition, in a single transaction or series of transactions, of all or substantially all of the assets of City Puzzle’s Group Companies as defined in City Puzzle’s MOA, the effect of which is the disposition of all or substantially all of City Puzzle’s Group Companies’ assets taken as a whole; or (iii) the exclusive licensing to any third party other than City Puzzle’s Group Companies, in a single transaction or series of transactions, of all or substantially all of the intellectual property of City Puzzle’s Group Companies, taken as a whole.

(In thousands, except for share and par value)

33. Preferred shares issued by subsidiaries (Continued)

The Group designated these preferred shares as financial liabilities at fair value through profit or loss, and the movement of these preferred shares is set out as below:

Preferred shares issued
by subsidiaries
RMB
Balance as of January 1, 2022	12,316,166
Repurchase of preferred shares	(140,888)
Changes in fair value though profit or loss	(5,181,505)
Changes in fair value though other comprehensive income attributable to changes in the credit risk	(348,855)
Currency translation difference	944,067
Balance as of December 31, 2022	7,588,985
Changes in fair value though profit or loss	4,870,388
Changes in fair value though other comprehensive income attributable to changes in the credit risk	1,187,881
Currency translation difference	198,891
Balance as of December 31, 2023	13,846,145
Issuance of preferred shares	1,051,463
Repurchase of preferred shares	(4,687,082)
Changes in fair value though profit or loss	924,403
Changes in fair value though other comprehensive income attributable to changes in the credit risk	(365,216)
Currency translation difference	191,780
Balance as of December 31, 2024	10,961,493

For the year ended December 31,2024, the net unrealized losses through profit or loss of these preferred shares were RMB768,489. For the years ended December 31, 2023 and 2022, the net unrealized gains through profit or loss of these preferred shares were RMB150,500 and RMB4,998,511, respectively. Refer to Note 4.3 for the major assumptions used in the valuation for these preferred shares.

(In thousands, except for share and par value)

34. Borrowings

	As of
	January 1,	As of December 31,
	2022	2022	2023	2024
	RMB	RMB	RMB	RMB

Included in non-current liabilities:
RMB borrowings, unsecured	499,739	—	830,700	—
MXN borrowings, unsecured	—	—	142,464	347,749
BRL borrowings, unsecured	—	—	—	164,031
Non-current portion of long‑term RMB borrowings, unsecured	1,013,445	122,686	7,300	—
Non-current portion of long‑term RMB borrowings, secured (i)	168,186	27,239	63,957	—
Non-current portion of long‑term BRL borrowings, secured (i)	—	—	—	115,224
Non-current portion of long‑term EUR borrowings, unsecured	—	—	—	69,864
Others	—	—	—	31,988
	1,681,370	149,925	1,044,421	728,856

Included in current liabilities:
RMB borrowings, unsecured	1,338,295	547,891	6,672,900	9,013,112
RMB borrowings, secured (i)	4,241,264	2,861,391	935,335	199,468
MXN borrowings, unsecured	—	—	62,609	300,166
USD borrowings, unsecured	—	—	—	970,362
USD borrowings, secured (i)	—	—	—	177,733
Current portion of long‑term RMB borrowings, unsecured	920,719	1,376,712	5,000	—
Current portion of long‑term RMB borrowings, secured (i)	338,050	154,316	21,346	—
Current portion of long‑term BRL borrowings, secured (i)	—	—	—	75,247
Current portion of long‑term EUR borrowings, unsecured	—	—	—	18,464
	6,838,328	4,940,310	7,697,190	10,754,552
(i)	The Group entered into several borrowing agreements with certain banks and other financial institutions. These borrowings were pledged by vehicles, certain investments, bank deposits, accounts receivable and loans receivable. As of January 1, 2022, and December 31, 2022, 2023 and 2024, the Group’s certain investments with carrying value of RMB3,988,234, RMB3,004,133, RMB940,000 and RMB200,000 were pledged as security for borrowings, the carrying value of other assets pledged as security for borrowings were not material.

Long-term borrowings

The aggregate principal amounts of long-term bank borrowings and applicable interest rates are as follows:

	As of December 31, 2024		As of December 31, 2023		As of December 31, 2022		As of January 1, 2022
	Amount	Interest rate	Amount	Interest rate	Amount	Interest rate	Amount	Interest rate
		(per annum)		(per annum)		(per annum)		(per annum)

RMB borrowings	—	—	RMB830,700	5.00%~8.00%	RMB38,220	4.65%~6.50%	RMB540,166	3.85%~6.50%
RMB borrowings	—	—	RMB71,257	LPR+0.90%~1.80%	RMB111,705	LPR+0.65%~1.80%	RMB1,141,204	LPR+0.15%~0.75%
MXN borrowings	MXN994,215	TIIE+6.63%	MXN340,703	TIIE+6.63%	—	—	—	—
BRL borrowings	BRL236,193	CDI+2.00%~4.50%	—	—	—	—	—	—
EUR borrowings	EUR8,986	5.88%	—	—	—	—	—	—

(In thousands, except for share and par value)

34. Borrowings (Continued)

Short-term borrowings

The aggregate principal amounts of short-term bank borrowings and applicable interest rates are as follows:

	As of December 31, 2024		As of December 31, 2023		As of December 31, 2022		As of January 1, 2022
	Amount	Interest rate	Amount	Interest rate	Amount	Interest rate	Amount	Interest rate
		(per annum)		(per annum)		(per annum)		(per annum)

RMB borrowings	RMB8,641,189	0.92%~8.00%	RMB7,537,946	1.28%~8.00%	RMB3,924,615	1.35%~6.50%	RMB6,335,035	2.25%~7.50%
RMB borrowings	RMB571,391	LPR-0.20%~0.45%	RMB96,635	LPR+0.65%~1.80%	RMB1,015,695	LPR+0.15%~1.80%	RMB503,293	LPR+0.15%~0.75%
MXN borrowings	MXN858,174	TIIE+2.50%~3.75%	MXN149,730	TIIE+3.00%	—	—	—	—
USD borrowings	USD159,715	SOFR+0.80% ~2.50%	—	—	—	—	—	—
BRL borrowings	BRL63,600	CDI+2.00%~3.53%	—	—	—	—	—	—
EUR borrowings	EUR2,567	5.88%	—	—	—	—	—	—

35. Note to consolidated statements of cash flows

(a)Cash generated from (used in) operations

		For the Year Ended December 31,
	Note	2022	2023	2024
		RMB	RMB	RMB
Profit (loss) before income tax		(11,738,983)	(4,662,680)	1,254,658
Adjusted for:
Share-based compensation		3,446,898	2,589,593	2,252,738
Depreciation and amortization	15,16,18	5,799,805	4,825,207	3,165,067
Allowances for credit losses		1,062,265	2,090,866	3,347,767
Interest income and investment loss (income), net	10,11	(2,390,366)	(2,395,464)	(1,335,124)
Share of loss (profit) of equity method investees	22	(48,583)	(563,698)	(243,435)
Fair value changes of preferred shares issued by subsidiaries	33	(5,181,505)	4,870,388	924,403
Gain or loss on disposal or deemed disposal of subsidiaries		—	(2,839,384)	(8,087)
Loss (income) on disposal of property and equipment and other assets		(279,920)	(273,975)	(512,336)
Impairment of property and equipment and other assets		66,093	165,159	24,577
Foreign exchange loss (gain)	11	1,406,338	(271,411)	1,129,759
Accretion of discount on borrowings and others		245,069	168,099	156,332
Changes in working capital:
Increase in restricted cash		(269,358)	(338,421)	(586,237)
Increase in accounts receivable		(180,362)	(1,480,559)	(764,920)
Increase in prepayments, receivables and other current assets		(1,090,610)	(5,205,501)	(3,500,847)
Decrease (increase) in other non-current assets		354,385	(32,436)	(1,015,696)
Increase (decrease) in accounts and notes payable		(1,251,435)	1,844,844	(101,375)
Increase (decrease) in accrued expenses and other current liabilities		(513,100)	3,571,776	875,316
Increase (decrease) in other non-current liabilities		(10,527)	140,176	(84,746)
Cash generated from (used in) operations		(10,573,896)	2,202,579	4,977,814

(b)Major non-cash transactions

Major non-cash transactions were the transaction with XPeng and Kargobot described in Note 6 during the years ended December 31, 2022, 2023 and 2024.

(In thousands, except for share and par value)

35. Note to consolidated statements of cash flows (Continued)

(c)Reconciliation of liabilities related to cash flows generated from (used in) financing activities

			Preferred shares
		Lease	issued by
	Borrowings	liabilities	subsidiaries
	RMB	RMB	RMB
Liabilities as of January 1, 2022	8,519,698	1,308,610	12,316,166
Cash flows	(3,204,973)	(794,941)	(126,799)
Changes of interest accrued	75,510	14,906	—
Changes in fair value	—	—	(5,530,360)
Foreign exchange adjustments	—	27,537	944,067
Other non-cash movements	(300,000)	911,649	(14,089)
Liabilities as of December 31, 2022	5,090,235	1,467,761	7,588,985

		Other		Preferred shares
		financial	Lease	issued by
	Borrowings	liabilities	liabilities	subsidiaries
	RMB	RMB	RMB	RMB
Liabilities as of January 1, 2023	5,090,235	—	1,467,761	7,588,985
Cash flows	3,546,011	213,254	(700,021)	—
Changes of interest accrued	41,855	—	(900)	—
Changes in fair value	—	(40,067)	—	6,058,269
Foreign exchange adjustments	(245)	339	10,493	198,891
Other non-cash movements	63,755	—	351,140	—
Liabilities as of December 31, 2023	8,741,611	173,526	1,128,473	13,846,145

		Other		Preferred shares
		financial	Lease	issued by
	Borrowings	liabilities	liabilities	subsidiaries
	RMB	RMB	RMB	RMB
Liabilities as of January 1, 2024	8,741,611	173,526	1,128,473	13,846,145
Cash flows	2,780,267	(213,686)	(566,110)	(3,497,445)
Changes of interest accrued	14,758	—	900	—
Changes in fair value	—	39,139	—	559,187
Foreign exchange adjustments	(96,372)	1,021	(29,843)	191,780
Other non-cash movements	43,144	—	640,829	(138,174)
Liabilities as of December 31, 2024	11,483,408	—	1,174,249	10,961,493

(In thousands, except for share and par value)

36. Commitments and contingencies

(a)Commitments

The Group’s commitments contracted but not provided in the consolidated financial statements for the year ended December 31, 2022 are as follows:

		Less than			Over
	Total	1 Year	1-3 Years	3-5 Years	5 Years
	RMB	RMB	RMB	RMB	RMB
Lease commitments	79,158	29,318	45,408	3,854	578
Commitments for promotion and other operating expenses	21,864	13,377	8,487	—	—

The Group’s commitments contracted but not provided in the consolidated financial statements for the year ended December 31, 2023 are as follows:

		Less than			Over
	Total	1 Year	1-3 Years	3-5 Years	5 Years
	RMB	RMB	RMB	RMB	RMB
Lease commitments	68,844	48,924	18,110	1,773	37
Commitments for promotion and other operating expenses	1,915,113	485,506	956,393	473,214	—

The Group’s commitments contracted but not provided in the consolidated financial statements for the year ended December 31, 2024 are as follows:

		Less than			Over
	Total	1 Year	1-3 Years	3-5 Years	5 Years
	RMB	RMB	RMB	RMB	RMB
Lease commitments	3,755	552	1,371	968	864
Commitments for promotion and other operating expenses	1,467,867	501,046	960,321	6,500	—
Commitments for property and equipment and intangible assets purchase	460,661	460,661	—	—	—

These leases will commence after December 31, 2024 with lease terms from 1 year to 9 years.

(b)Litigation and other contingencies

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. The Group records a liability when it has a present obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The Group reviews the need for any such liability on a regular basis. Litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future.

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

(In thousands, except for share and par value)

36. Commitments and contingencies (Continued)

(c)Past cybersecurity review and apps takedown in China

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

(d)Operation and compliance risk

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

(In thousands, except for share and par value)

37. Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control or jointly control the other party or to exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are under common control or if both entities are joint ventures of the same entity. Members of key management and their close family members are also considered as related parties of the Group.

The following significant transactions were carried out between the Group and its related parties during the years presented. In the opinion of the Directors of the Company, the related party transactions were carried out in the ordinary course of business and at terms negotiated between the Group and the respective related parties.

(a)Significant transactions with related parties

●	Transactions with certain shareholders

The Group has commercial arrangements with two of the Group’s shareholders in the ordinary course of business, namely Alibaba and its subsidiaries (“Alibaba Group”), and Tencent and its subsidiaries (“Tencent Group”).

Transactions with Alibaba Group

The Group has commercial arrangements with Alibaba Group primarily related to ride hailing and enterprise solutions services. The services provided to Alibaba Group are conducted on an arm’s length basis compared with similar unrelated parties. All the revenues generated from Alibaba Group amounted to RMB113,545, RMB157,375, and RMB204,138 for the years ended December 31, 2022, 2023, and 2024, respectively.

The Group also has commercial arrangement with Alibaba Group primarily related to cloud communication services, colocation services and information technology platform services. The costs and expenses related to these services that were provided by Alibaba Group amounted to RMB83,796, RMB103,539, and RMB142,702 for the years ended December 31, 2022, 2023, and 2024, respectively.

Transactions with Tencent Group

The Group has commercial arrangements with Tencent Group primarily related to ride hailing and enterprise solutions services, online advertising services as well as licensing services. The services provided to Tencent Group are conducted on an arm’s length basis compared with similar unrelated parties. All the revenues generated from Tencent Group amounted to RMB341,127, RMB59,743, and RMB86,142 for the years ended December 31, 2022, 2023, and 2024, respectively.

The Group also has commercial arrangements with Tencent Group primarily related to payment processing services, colocation services, cloud communication services as well as promotion services. The costs and expenses related to these services that were provided by Tencent Group amounted to RMB730,966, RMB1,378,110, and RMB1,510,770 for the years ended December 31, 2022, 2023, and 2024, respectively.

In addition, the Group has made certain financing transactions together with Softbank. The agreements for Softbank’s investments in those financing transactions were disclosed in Note 33.

●	Transactions with Chengxin

As described in Note 23, the Group received its share of Chengxin’s assets of RMB1,935,171 upon the completion of the distribution in July 2022. Prior to the distribution, the Group’s transactions with Chengxin were insignificant.

●	Transactions with other investees

The Group has commercial arrangements with certain of its investees to provide or receive technical support services and other services. The amounts relating to these services provided or received are not significant. The Group also entered into loan agreements with some investees.

(In thousands, except for share and par value)

37. Related party transactions (Continued)

(b)Year end balances with related parties

	As of January 1,	As of December 31,
	2022	2022	2023	2024
	RMB	RMB	RMB	RMB

(i) Due from related parties
Alibaba Group and Tencent Group	66,641	45,162	81,496	93,668
Others*	48,598	52,727	415,778	260,043
	115,239	97,889	497,274	353,711

(ii) Due to related parties
Alibaba Group and Tencent Group	140,557	198,102	263,646	236,156
Others	108,845	41,361	67,727	179,082
	249,402	239,463	331,373	415,238
*

The Group entered into loan agreements with certain investees. Pursuant to these agreements, the Group’s loan receivable balance was nil, RMB35,535, RMB314,573, and RMB200,312 as of January 1, 2022, December 31, 2022, 2023, and 2024, respectively.

(c)Key management compensation

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB

Fees	408	—	—
Basic salaries, bonuses, social security and others	46,825	44,650	36,605
Pension costs – defined contribution plans	533	530	357
Share-based compensation expenses	522,314	372,708	281,298
Total	570,080	417,888	318,260

38. Restricted net assets

PRC laws and regulations permit payments of dividends by the Group’s subsidiaries incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Group’s subsidiaries incorporated in the PRC are required to annually appropriate 10% of their net income to the statutory reserve prior to payment of any dividends, unless the reserve has reached 50% of their respective registered capital. Furthermore, registered share capital and capital reserve accounts are also restricted from distribution. As a result of the restrictions described above and elsewhere under PRC laws and regulations, the Group’s subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Group in the form of dividends. Furthermore, cash transfers from the Company’s PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may temporarily delay the ability of the PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations. The restriction amounted to RMB17,290,655 as of December 31, 2024. Except for the above or disclosed elsewhere, there is no other restriction on the use of proceeds generated by the Group’s subsidiaries to satisfy any obligations of the Group.

The Group performed a test on the restricted net assets of its subsidiaries and VIEs in accordance with Securities and Exchange Commission Regulation S - X Rule 4 - 08 (e) (3), “General Notes to Financial Statements” and concluded that the restricted net assets do not exceed 25% of the consolidated net assets of the Group as of December 31, 2024 and the condensed financial information of the parent company are not required to be presented.

(In thousands, except for share and par value)

39. Subsequent events

Save as disclosed elsewhere, there were no material subsequent events during the period from January 1, 2025 to the approval date of these financial statements by the Board on April 18, 2025.

40. First-time adoption

The Group has adopted IFRS from the third quarter of the year ended December 31, 2024. The latest consolidated financial statements under U.S. GAAP were prepared for the fiscal year ended December 31, 2023, and the date of transition to IFRS was January 1, 2022 (“Transition Date”).

(1)  Voluntary exemptions and mandatory exceptions

IFRS 1 stipulates that, in principle, the retrospective application of IFRS is required. However, it provides some voluntary exemptions and mandatory exceptions from full retrospective applications.

(a)	Voluntary exemptions under IFRS 1:

Business combinations: IFRS 3 “Business Combinations” was not applied retrospectively to business combinations that occurred before the Transition Date.

The Group has not elected to adopt the remaining voluntary exemptions under IFRS 1 or has determined that they do not apply to the Company.

(b)	Mandatory exceptions under IFRS 1:

IFRS 1 prohibits the retrospective application of IFRS concerning “estimates,” “non-controlling interests,” “classification and measurement of financial instruments” and other items. The Group applied these items prospectively from the date of transition to IFRS.

(2)Reconciliation

The Group has made the necessary adjustments to the previously disclosed U.S. GAAP consolidated financial statements in transition to IFRS.

Items that do not affect retained earnings and comprehensive income are included in “Reclassification,” and items that affect retained earnings and comprehensive income are included in “Adjustment of recognition and measurement” of the reconciliation tables.

(In thousands, except for share and par value)

40. First-time adoption (Continued)

Reconciliation of equity as of the Transition Date January 1, 2022

		Recognition
		and
		measurement
Presentation under U.S. GAAP	U.S. GAAP	differences	Reclassification	IFRS	Notes	Presentation under IFRS
	RMB	RMB	RMB	RMB
ASSETS						ASSETS
Current assets:						Current assets:
Cash and cash equivalents	43,429,717	—	—	43,429,717		Cash and cash equivalents
Restricted cash	443,758	—	—	443,758		Restricted cash
Short-term treasury investments	13,172,754	—	—	13,172,754		Short-term treasury investments
Accounts and notes receivable, net	2,831,123	—	(199,154)	2,631,969	a,b	Accounts receivable
Amount due from related parties, current portion	115,239	—	(115,239)	—	a
Prepayments, receivables and other current assets, net	8,773,273	—	314,393	9,087,666	a,b	Prepayments, receivables and other current assets
Total current assets	68,765,864	—	—	68,765,864		Total current assets
Non‑current assets:						Non‑current assets:
Non-current restricted cash	107,597	—	—	107,597		Restricted cash
Long-term treasury investments	3,722,640	—	—	3,722,640		Long-term treasury investments
Investment securities and other investments	15,493,175	(13,563,817)	(1,929,358)	—	c,A
Equity method investments, net	4,033,402	(1,031,397)	—	3,002,005	A,B	Investments accounted for using the equity method
	—	1,712,706	1,893,252	3,605,958	c,A,B	Other financial investments measured at fair value through profit or loss
	—	13,431,049	—	13,431,049	A	Other financial investments measured at fair value through other comprehensive income
Operating lease right-of-use assets	1,287,550	(46,545)	128,874	1,369,879	d,C	Right-of-use assets
Property and equipment, net	8,000,218	—	(128,874)	7,871,344	d	Property and equipment
Intangible assets, net	3,286,145	—	—	3,286,145		Intangible assets
Goodwill	46,377,583	(93,704)	—	46,283,879	D	Goodwill
Deferred tax assets, net	224,491	—	—	224,491		Deferred tax assets
Other non-current assets, net	1,699,470	—	36,106	1,735,576	c	Other non-current assets
Total non‑current assets	84,232,271	408,292	—	84,640,563		Total non-current assets
Total assets	152,998,135	408,292	—	153,406,427		Total assets

(In thousands, except for share and par value)

40. First-time adoption (Continued)

Reconciliation of equity as of the Transition Date January 1, 2022 (Continued)

		Recognition
		and
		measurement
Presentation under U.S. GAAP	U.S. GAAP	differences	Reclassification	IFRS	Notes	Presentation under IFRS
	RMB	RMB	RMB	RMB
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY (DEFICIT)						LIABILITIES
Current liabilities:						Current liabilities:
Short-term borrowings	6,838,328	—	—	6,838,328		Borrowings
Accounts and notes payable	4,624,953	—	130,762	4,755,715	a	Accounts and notes payable
Deferred revenue and customer advances, current portion	546,003	—	(546,003)	—	e
Operating lease liabilities, current portion	516,877	—	66,247	583,124	d	Lease liabilities
Amount due to related parties, current portion	249,402	—	(249,402)	—	a
Accrued expenses and other current liabilities	11,647,222	—	598,396	12,245,618	a,d,e	Accrued expenses and other current liabilities
	—	12,316,166	—	12,316,166	E	Preferred shares issued by subsidiaries
Total current liabilities	24,422,785	12,316,166	—	36,738,951		Total current liabilities
Non‑current liabilities:						Non‑current liabilities:
Long-term borrowings	1,681,370	—	—	1,681,370		Borrowings
Operating lease liabilities, non-current portion	654,877	—	70,609	725,486	d	Lease liabilities
Deferred tax liabilities	485,778	—	—	485,778		Deferred tax liabilities
Amount due to related parties, non-current portion	—	—	—	—
Other non-current liabilities	306,575	—	(70,609)	235,966	d	Other non-current liabilities
Total non‑current liabilities	3,128,600	—	—	3,128,600		Total non-current liabilities
Total liabilities	27,551,385	12,316,166	—	39,867,551		Total liabilities
Commitments and contingencies
Mezzanine equity
Convertible redeemable non-controlling interests	12,257,889	(12,257,889)	—	—	E
Convertible non-controlling interests	1,069,357	(1,069,357)	—	—	E
Total Mezzanine Equity	13,327,246	(13,327,246)	—	—
SHAREHOLDERS’ EQUITY:						EQUITY
DiDi Global Inc. shareholders’ equity:						Equity attributable to equity holders of the Company
Class A ordinary shares	141	—	(141)	—	f
Class B ordinary shares	15	—	(15)	—	f
	—	—	156	156	f	Share capital
Treasury shares	(3)	—	3	—	g	Treasury shares
	—	—	(3)	(3)	g	Shares held for shares award scheme
Additional paid-in capital	251,384,835	151,842,271	(403,227,106)	—	h,E
	—	—	392,823,079	392,823,079	h	Share premium
Statutory reserves	27,917	—	(27,917)	—	i
Accumulated other comprehensive income (loss)	(3,599,745)	14,698,265	(11,098,520)	—	j,A,E
	—	7,237	21,530,464	21,537,701	h,i,j,F	Other reserves
Accumulated deficit	(135,766,257)	(165,128,401)	—	(300,894,658)	H	Accumulated deficit
Total DiDi Global Inc. shareholders’ equity	112,046,903	1,419,372	—	113,466,275		Equity attributable to equity holders of the Company
Non-controlling interests	72,601	—	—	72,601		Non-controlling interests
Total shareholders’ equity	112,119,504	1,419,372	—	113,538,876		Total equity
Total liabilities, mezzanine equity and shareholders’ equity	152,998,135	408,292	—	153,406,427		Total equity and liabilities

(In thousands, except for share and par value)

40. First-time adoption (Continued)

Reconciliation of equity as of December 31, 2022

		Recognition
		and
		measurement
Presentation under U.S. GAAP	U.S. GAAP	differences	Reclassification	IFRS	Notes	Presentation under IFRS
	RMB	RMB	RMB	RMB
ASSETS						ASSETS
Current assets:						Current assets:
Cash and cash equivalents	20,855,252	—	—	20,855,252		Cash and cash equivalents
Restricted cash	803,956	—	—	803,956		Restricted cash
Short-term treasury investments	16,965,708	—	—	16,965,708		Short-term treasury investments
Accounts and notes receivable, net	2,251,633	—	36,585	2,288,218	a,b	Accounts receivable
Amount due from related parties, current portion	61,423	—	(61,423)	—	a
Prepayments, receivables and other current assets, net	10,114,089	—	24,838	10,138,927	a,b	Prepayments, receivables and other current assets
Total current assets	51,052,061	—	—	51,052,061		Total current assets
Non-current assets:						Non-current assets:
Non-current restricted cash	17,333	—	—	17,333		Restricted cash
Long-term treasury investments	10,199,802	—	—	10,199,802		Long-term treasury investments
Investment securities and other investments	8,390,657	(7,129,295)	(1,261,362)	—	c,A
Equity method investments, net	4,153,932	(1,094,786)	—	3,059,146	B	Investments accounted for using the equity method
	—	1,720,194	1,119,566	2,839,760	c,A,B	Other financial investments measured at fair value through profit or loss
	—	7,009,296	—	7,009,296	A	Other financial investments measured at fair value through other comprehensive income
Operating lease right-of-use assets	1,392,917	(46,082)	96,510	1,443,345	d,C	Right-of-use assets
Property and equipment, net	5,718,324	—	(96,510)	5,621,814	d	Property and equipment
Intangible assets, net	1,724,141	—	—	1,724,141		Intangible assets
Goodwill	46,377,583	(93,704)	—	46,283,879	D	Goodwill
Deferred tax assets, net	289,191	—	—	289,191		Deferred tax assets
Amount due from related parties, non-current portion	36,466	—	(36,466)	—	a
Other non-current assets, net	1,860,865	—	178,262	2,039,127	a,c	Other non-current assets
Total non-current assets	80,161,211	365,623	—	80,526,834		Total non-current assets
Total assets	131,213,272	365,623	—	131,578,895		Total assets

(In thousands, except for share and par value)

40. First-time adoption (Continued)

Reconciliation of equity as of December 31, 2022 (Continued)

		Recognition
		and
		measurement
Presentation under U.S. GAAP	U.S. GAAP	differences	Reclassification	IFRS	Notes	Presentation under IFRS
	RMB	RMB	RMB	RMB
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY (DEFICIT)						LIABILITIES
Current liabilities:						Current liabilities:
Short-term borrowings	4,940,310	—	—	4,940,310		Borrowings
Accounts and notes payable	2,870,046	—	43,724	2,913,770	a	Accounts and notes payable
Deferred revenue and customer advances, current portion	565,058	—	(565,058)	—	e
Operating lease liabilities, current portion	523,020	—	139,716	662,736	a,d	Lease liabilities
Amount due to related parties, current portion	200,115	—	(200,115)	—	a
Accrued expenses and other current liabilities	11,149,921	—	581,733	11,731,654	a,d,e	Accrued expenses and other current liabilities
	—	7,588,985	—	7,588,985	E	Preferred shares issued by subsidiaries
Total current liabilities	20,248,470	7,588,985	—	27,837,455		Total current liabilities
Non-current liabilities:						Non-current liabilities:
Long-term borrowings	149,925	—	—	149,925		Borrowings
Operating lease liabilities, non-current portion	734,884	—	70,141	805,025	a,d	Lease liabilities
Deferred tax liabilities	359,668	—	—	359,668		Deferred tax liabilities
Amount due to related parties, non-current portion	39,348	—	(39,348)	—	a
Other non-current liabilities	256,279	—	(30,793)	225,486	d	Other non-current liabilities
Total non-current liabilities	1,540,104	—	—	1,540,104		Total non-current liabilities
Total liabilities	21,788,574	7,588,985	—	29,377,559		Total liabilities
Commitments and contingencies
Mezzanine equity
Convertible redeemable non-controlling interests	13,010,576	(13,010,576)	—	—	E
Convertible non-controlling interests	1,069,357	(1,069,357)	—	—	E
Total Mezzanine Equity	14,079,933	(14,079,933)	—	—
SHAREHOLDERS’ EQUITY:						EQUITY
DiDi Global Inc. shareholders’ equity:						Equity attributable to equity holders of the Company
Class A ordinary shares	144	—	(144)	—	f
Class B ordinary shares	15	—	(15)	—	f
	—	—	159	159	f	Share capital
Treasury shares	(4)	—	4	—	g
	—	—	(5)	(5)	g,h	Shares held for shares award scheme
Additional paid-in capital	253,824,544	152,725,156	(406,549,700)	—	h,E
	—	—	395,724,745	395,724,745	h	Share premium
Statutory reserves	69,328	—	(69,328)	—	i
Accumulated other comprehensive income (loss)	973,143	7,079,164	(8,052,307)	—	j,A,C,E
	—	30,085	18,946,591	18,976,676	h,i,j,F	Other reserves
Accumulated deficit	(159,590,989)	(152,954,675)	—	(312,545,664)	H	Accumulated deficit
Total DiDi Global Inc. shareholders’ equity	95,276,181	6,879,730	—	102,155,911		Equity attributable to equity holders of the Company
Non-controlling interests	68,584	(23,159)	—	45,425	G	Non-controlling interests
Total shareholders’ equity	95,344,765	6,856,571	—	102,201,336		Total equity
Total liabilities, mezzanine equity and shareholders’ equity	131,213,272	365,623	—	131,578,895		Total equity and liabilities

(In thousands, except for share and par value)

40. First-time adoption (Continued)

Reconciliation of equity as of December 31, 2023

		Recognition
		and
		measurement
Presentation under U.S. GAAP	U.S. GAAP	differences	Reclassification	IFRS	Notes	Presentation under IFRS
	RMB	RMB	RMB	RMB
ASSETS						ASSETS
Current assets:						Current assets:
Cash and cash equivalents	27,308,098	—	—	27,308,098		Cash and cash equivalents
Restricted cash	1,139,473	—	—	1,139,473		Restricted cash
Short-term treasury investments	19,242,083	—	—	19,242,083		Short-term treasury investments
Accounts and notes receivable, net	3,287,610	—	147,005	3,434,615	a,b	Accounts receivable
Amount due from related parties, current portion	244,661	—	(244,661)	—	a
Prepayments, receivables and other current assets, net	14,253,275	—	97,656	14,350,931	a,b	Prepayments, receivables and other current assets
Total current assets	65,475,200	—	—	65,475,200		Total current assets
Non-current assets:						Non-current assets:
Non-current restricted cash	20,506	—	—	20,506		Restricted cash
Long-term treasury investments	7,892,899	—	—	7,892,899		Long-term treasury investments
Investment securities and other investments	11,086,408	(9,685,079)	(1,401,329)	—	c,A
Equity method investments, net	4,595,858	(1,040,259)	—	3,555,599	B	Investments accounted for using the equity method
	—	1,493,332	1,393,387	2,886,719	c,A,B	Other financial investments measured at fair value through profit or loss
	—	9,624,566	—	9,624,566	A	Other financial investments measured at fair value through other comprehensive income
Operating lease right-of-use assets	1,120,611	(46,327)	16,695	1,090,979	d,C	Right-of-use assets
Property and equipment, net	4,330,172	—	(16,695)	4,313,477	d	Property and equipment
Intangible assets, net	675,685	—	—	675,685		Intangible assets
Goodwill	46,377,583	(93,704)	—	46,283,879	D	Goodwill
Deferred tax assets, net	279,464	—	—	279,464		Deferred tax assets
Amount due from related parties, non-current portion	252,613	—	(252,613)	—	a
Other non-current assets, net	1,719,495	—	260,555	1,980,050	a,c	Other non-current assets
Total non-current assets	78,351,294	252,529	—	78,603,823		Total non-current assets
Total assets	143,826,494	252,529	—	144,079,023		Total assets

(In thousands, except for share and par value)

40. First-time adoption (Continued)

Reconciliation of equity as of December 31, 2023 (Continued)

		Recognition
		and
		measurement
Presentation under U.S. GAAP	U.S. GAAP	differences	Reclassification	IFRS	Notes	Presentation under IFRS
	RMB	RMB	RMB	RMB
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY (DEFICIT)						LIABILITIES
Current liabilities:						Current liabilities:
Short-term borrowings	7,682,190	—	15,000	7,697,190	a	Borrowings
Accounts and notes payable	4,563,595	—	30,692	4,594,287	a	Accounts and notes payable
Deferred revenue and customer advances, current portion	897,084	—	(897,084)	—	e
Operating lease liabilities, current portion	406,327	—	66,299	472,626	a,d	Lease liabilities
Amount due to related parties, current portion	245,438	—	(245,438)	—	a
Accrued expenses and other current liabilities	14,750,130	—	1,030,531	15,780,661	a,d,e	Accrued expenses and other current liabilities
	—	13,846,145	—	13,846,145	E	Preferred shares issued by subsidiaries
Total current liabilities	28,544,764	13,846,145	—	42,390,909		Total current liabilities
Non-current liabilities:						Non-current liabilities:
Long-term borrowings	1,044,421	—	—	1,044,421		Borrowings
Operating lease liabilities, non-current portion	562,809	—	93,038	655,847	a,d	Lease liabilities
Deferred tax liabilities	165,498	—	—	165,498		Deferred tax liabilities
Amount due to related parties, non-current portion	85,935	—	(85,935)	—	a
Other non-current liabilities	377,782	50,050	(7,103)	420,729	d,G	Other non-current liabilities
Total non-current liabilities	2,236,445	50,050	—	2,286,495		Total non-current liabilities
Total liabilities	30,781,209	13,896,195	—	44,677,404		Total liabilities
Commitments and contingencies
Mezzanine equity
Convertible redeemable non-controlling interests	14,006,261	(14,006,261)	—	—	E
Convertible non-controlling interests	1,069,357	(1,069,357)	—	—	E
Total Mezzanine Equity	15,075,618	(15,075,618)	—	—
SHAREHOLDERS’ EQUITY:						EQUITY
DiDi Global Inc. shareholders’ equity:						Equity attributable to equity holders of the Company
Class A ordinary shares	146	—	(146)	—	f
Class B ordinary shares	13	—	(13)	—	f
	—	—	159	159	f	Share capital
Treasury shares	(3)	—	3	—	g
	—	—	(4)	(4)	g,h	Shares held for shares award scheme
Additional paid-in capital	255,200,825	153,720,841	(408,921,666)	—	h,E
	—	—	(112,666)	(112,666)	h	Treasury shares
	—	—	397,590,607	397,590,607	h	Share premium
Statutory reserves	100,105	—	(100,105)	—	i
Accumulated other comprehensive income (loss)	1,621,907	5,177,813	(6,799,720)	—	j,A,C,E
	—	44,340	18,343,551	18,387,891	h,i,j,F	Other reserves
Accumulated deficit	(159,128,254)	(157,437,418)	—	(316,565,672)	H	Accumulated deficit
Total DiDi Global Inc. shareholders’ equity	97,794,739	1,505,576	—	99,300,315		Equity attributable to equity holders of the Company
Non-controlling interests	174,928	(73,624)	—	101,304	G	Non-controlling interests
Total shareholders’ equity	97,969,667	1,431,952	—	99,401,619		Total equity
Total liabilities, mezzanine equity and shareholders’ equity	143,826,494	252,529	—	144,079,023		Total equity and liabilities

(In thousands, except for share and par value)

40. First-time adoption (Continued)

Reconciliation of net profit or loss attributable to ordinary shareholders for the year ended December 31, 2022

		Recognition
		and
		measurement
Presentation under U.S. GAAP	U.S. GAAP	differences	Reclassification	IFRS	Notes	Presentation under IFRS
	RMB	RMB	RMB	RMB
Total revenues	140,791,683	—	—	140,791,683		Revenues
Costs and expenses
Cost of revenues	(115,799,896)	18,868	—	(115,781,028)	C	Cost of revenues
Operations and support	(6,519,542)	2,284	—	(6,517,258)	C	Operations and support
Sales and marketing	(9,756,241)	7	—	(9,756,234)	C	Sales and marketing
Research and development	(9,535,523)	(20,043)	—	(9,555,566)	C,F	Research and development
General and administrative	(17,004,943)	48,375	—	(16,956,568)	C,F	General and administrative
	—	—	73,437	73,437	k	Other operating income (loss), net
Total costs and expenses	(158,616,145)
Profit (loss) from operations	(17,824,462)	49,491	73,437	(17,701,534)		Operating profit (loss)
Interest income	1,309,864	45,987	—	1,355,851	A	Interest income
Interest expenses	(197,334)	(73,026)	(1,387,543)	(1,657,903)	k,C	Finance (costs) income, net
Investment income (loss), net	(5,769,873)	6,875,912	(71,524)	1,034,515	l,m,A,B	Investment income (loss), net
Impairment loss for equity investments accounted for using Measurement Alternative	(18,540)	6,667	11,873	—	l,A
Income (loss) from equity method investments, net	35,854	(46,923)	59,652	48,583	m,A,B	Share of profit (loss) of equity method investees
Other income (loss), net	(1,314,105)	—	1,314,105	—	k
	—	5,181,505	—	5,181,505	E	Fair value changes of preferred shares issued by subsidiaries
Income (loss) before income taxes	(23,778,596)	12,039,613	—	(11,738,983)		Profit (loss) before income tax
Income tax benefits (expenses)	(3,915)	—	—	(3,915)		Income tax benefit (expense)
Net income (loss)	(23,782,511)	12,039,613	—	(11,742,898)		Profit (loss) for the year
Less: Net income (loss) attributable to non-controlling interest shareholders	810	(23,374)	—	(22,564)	G	Profit (loss) for the year attributable to non-controlling interests
Net income (loss) attributable to DiDi Global Inc.	(23,783,321)	12,062,987	—	(11,720,334)		Profit (loss) for the year attributable to equity holders of the Company
Accretion of convertible redeemable non-controlling interests to redemption value	(898,649)	898,649	—	—	E
Net income (loss) attributable to ordinary shareholders of DiDi Global Inc.	(24,681,970)	12,961,636	—	(11,720,334)		Profit (loss) for the year attributable to equity holders of the Company

(In thousands, except for share and par value)

40. First-time adoption (Continued)

Reconciliation of net profit or loss attributable to ordinary shareholders for the year ended December 31, 2023

		Recognition
		and
		measurement
Presentation under U.S. GAAP	U.S. GAAP	differences	Reclassification	IFRS	Note	Presentation under IFRS
	RMB	RMB	RMB	RMB
Total revenues	192,379,918	—	—	192,379,918		Revenues
Costs and expenses
Cost of revenues	(162,935,107)	19,129	—	(162,915,978)	C	Cost of revenues
Operations and support	(7,417,741)	1,419	—	(7,416,322)	C	Operations and support
Sales and marketing	(10,432,817)	5	—	(10,432,812)	C	Sales and marketing
Research and development	(8,923,904)	(10,052)	—	(8,933,956)	C,F	Research and development
General and administrative	(8,411,624)	44,368	—	(8,367,256)	C	General and administrative
	—	—	2,847,949	2,847,949	k,n	Other operating income (loss), net
Total costs and expenses	(198,121,193)
Profit (loss) from operations	(5,741,275)	54,869	2,847,949	(2,838,457)		Operating profit (loss)
Interest income	2,170,851	132,551	—	2,303,402	A	Interest income
Interest expenses	(115,581)	(68,827)	271,411	87,003	k,C	Finance (costs) income, net
Investment income (loss), net	3,622,112	(519,109)	(3,010,941)	92,062	l,m,n,A,B	Investment income (loss), net
Impairment loss for equity investments accounted for using Measurement Alternative	(127,834)	—	127,834	—	l
Income (loss) from equity method investments, net	536,563	(16,587)	43,722	563,698	m,B	Share of profit (loss) of equity method investees
Other income (loss), net	279,975	—	(279,975)	—	k
	—	(4,870,388)	—	(4,870,388)	E	Fair value changes of preferred shares issued by subsidiaries
Income (loss) before income taxes	624,811	(5,287,491)	—	(4,662,680)		Profit (loss) before income tax
Income tax benefits (expenses)	(89,749)	—	—	(89,749)		Income tax benefit (expense)
Net income (loss)	535,062	(5,287,491)	—	(4,752,429)		Profit (loss) for the year
Less: Net income (loss) attributable to non-controlling interest shareholders	41,550	(415)	—	41,135	G	Profit (loss) for the year attributable to non-controlling interests
Net income (loss) attributable to DiDi Global Inc.	493,512	(5,287,076)	—	(4,793,564)		Profit (loss) for the year attributable to equity holders of the Company
Accretion of convertible redeemable non-controlling interests to redemption value	(995,685)	995,685	—	—	E
Net income (loss) attributable to ordinary shareholders of DiDi Global Inc.	(502,173)	(4,291,391)	—	(4,793,564)		Profit (loss) for the year attributable to equity holders of the Company

(In thousands, except for share and par value)

40. First-time adoption (Continued)

Reconciliation of other comprehensive income for the year ended December 31, 2022

		Recognition
		and
		measurement
Presentation under U.S. GAAP	U.S. GAAP	differences	Reclassification	IFRS	Note	Presentation under IFRS
	RMB	RMB	RMB	RMB
Net income (loss)	(23,782,511)	12,039,613	—	(11,742,898)		Profit (loss) for the year
Other comprehensive income (loss):						Other comprehensive income (loss), net of tax:
						Items that may be subsequently reclassified to profit or loss
Foreign currency translation adjustments, net of tax of nil	4,585,505	(880,117)	(9,695,400)	(5,990,012)	A,C,E	Foreign currency translation adjustments
Transfer of accumulated translation adjustments to profit or loss upon disposal of subsidiaries	—	—	—	—		Transfer of accumulated translation adjustments to profit or loss upon disposal of subsidiaries
Share of other comprehensive income (loss) of equity method investees	(12,617)	—	—	(12,617)		Share of other comprehensive income (loss) of equity method investees

						Items that will not be subsequently reclassified to profit or loss
	—	—	9,695,400	9,695,400		Foreign currency translation adjustments
	—	(6,977,101)	—	(6,977,101)	A	Fair value changes of equity instruments at fair value through other comprehensive income (loss)
	—	348,855	—	348,855	E	Fair value changes of preferred shares issued by subsidiaries attributable to changes in the credit risk
Total other comprehensive income (loss)	4,572,888	(7,508,363)	—	(2,935,475)		Total other comprehensive income (loss) for the year
Total comprehensive income (loss)	(19,209,623)	4,531,250	—	(14,678,373)		Total comprehensive income (loss) for the year
Less: comprehensive income (loss) attributable to non‑controlling interest shareholders	810	(23,374)	—	(22,564)	G	Total comprehensive income (loss) for the year attributable to non-controlling interests
Comprehensive income (loss) attributable to DiDi Global Inc.	(19,210,433)	4,554,624	—	(14,655,809)		Total comprehensive income (loss) attributable to equity holders of the Company
Accretion of convertible redeemable non‑controlling interests to redemption value	(898,649)	898,649	—	—	E
Comprehensive income (loss) attributable to ordinary shareholders of DiDi Global Inc.	(20,109,082)	5,453,273	—	(14,655,809)		Total comprehensive income (loss) attributable to equity holders of the Company

(In thousands, except for share and par value)

40. First-time adoption (Continued)

Reconciliation of other comprehensive income for the year ended December 31, 2023

		Recognition
		and
		measurement
Presentation under U.S. GAAP	U.S. GAAP	differences	Reclassification	IFRS	Note	Presentation under IFRS
	RMB	RMB	RMB	RMB
Net income (loss)	535,062	(5,287,491)	—	(4,752,429)		Profit (loss) for the year
Other comprehensive income (loss):						Other comprehensive income (loss), net of tax:
						Items that may be subsequently reclassified to profit or loss
Foreign currency translation adjustments, net of tax of nil	642,852	(190,046)	(1,882,632)	(1,429,826)	A,C,E	Foreign currency translation adjustments
Transfer of accumulated translation adjustments to profit or loss upon disposal of subsidiaries	10,366	—	—	10,366		Transfer of accumulated translation adjustments to profit or loss upon disposal of subsidiaries
Share of other comprehensive income (loss) of equity method investees	(4,454)	—	—	(4,454)		Share of other comprehensive income (loss) of equity method investees

						Items that will not be subsequently reclassified to profit or loss
	—	—	1,882,632	1,882,632		Foreign currency translation adjustments
	—	280,911	—	280,911	A	Fair value changes of equity instruments at fair value through other comprehensive income (loss)
	—	(1,187,881)	—	(1,187,881)	E	Fair value changes of preferred shares issued by subsidiaries attributable to changes in the credit risk
Total other comprehensive income (loss)	648,764	(1,097,016)	—	(448,252)		Total other comprehensive income (loss) for the year
Total comprehensive income (loss)	1,183,826	(6,384,507)	—	(5,200,681)		Total comprehensive income (loss) for the year
Less: comprehensive income (loss) attributable to non-controlling interest shareholders	41,550	(415)	—	41,135	G	Total comprehensive income (loss) for the year attributable to non-controlling interests
Comprehensive income (loss) attributable to DiDi Global Inc.	1,142,276	(6,384,092)	—	(5,241,816)		Total comprehensive income (loss) attributable to equity holders of the Company
Accretion of convertible redeemable non-controlling interests to redemption value	(995,685)	995,685	—	—	E
Comprehensive income (loss) attributable to ordinary shareholders of DiDi Global Inc.	146,591	(5,388,407)	—	(5,241,816)		Total comprehensive income (loss) attributable to equity holders of the Company

(In thousands, except for share and par value)

40. First-time adoption (Continued)

(3)Note to reconciliation

Reclassifications

a.	“Amounts due from related parties”, which were separately presented under U.S. GAAP, have been reclassified into “Accounts receivable”, “Prepayments, receivables and other current assets” and “Other non-current assets” under IFRS;

“Amounts due to related parties”, which were separately presented under U.S. GAAP, have been reclassified into “Lease liabilities”, “Borrowings”, “Accounts and notes payable” and “Accrued expenses and other current liabilities” under IFRS.

b.	“Notes receivable” which were included in “Accounts and notes receivable” under U.S. GAAP, have been reclassified into “Prepayments, receivables and other current assets” under IFRS.
c.	Debt instruments measured at amortized cost which were included “Investment securities and other investments” under U.S. GAAP have been reclassified into “Other non-current assets”; and debt instruments measured at FVTPL which were included “Investment securities and other investments” under U.S. GAAP have been reclassified into “Other financial investments measured at fair value through profit or loss” under IFRS.
d.	Finance lease assets under U.S. GAAP which were included in “Property and equipment, net” have been reclassified into “Right-of-use assets” under IFRS. Payables related to the finance lease which were included in “Accrued expenses and other current liabilities” and “Other non-current liabilities” under U.S. GAAP have been reclassified into “Lease liabilities” under IFRS.
e.	“Deferred revenue and customer advances, current portion”, which were separately presented under U.S. GAAP, have been reclassified into “Accrued expenses and other current liabilities” under IFRS.
f.	“Class A ordinary shares” and “Class B ordinary shares”, which were separately presented under U.S. GAAP, have been reclassified into “Share capital” under IFRS.
g.	The ordinary shares issued pursuant to the Equity Incentive Plan adopted by the Company were included in “Treasury shares” under U.S. GAAP, and have been reclassified into “Shares held for shares award scheme” under IFRS.
h.	Under U.S. GAAP, “Additional paid-in capital” was presented separately, but under IFRS, it has been reclassified into “Share premium”, “Other reserves”, “Treasury shares” and “Shares held for share award schemes”. The amount of issued and outstanding shares is reclassified as “Share premium”. The amounts related to share award schemes are reclassified as “Shares held for share award schemes” or “Other reserves”. The amounts related to the repurchase of ordinary shares are reclassified as “Treasury shares”.
i.	“Statutory reserves” which were separately presented under U.S. GAAP have been reclassified into “Other reserves” under IFRS.
j.	“Accumulated other comprehensive income” which were separately presented under U.S. GAAP have been reclassified into “Other reserves” under IFRS.
k.	“Other income (loss), net” which were separately presented under U.S. GAAP have been reclassified into “Finance (costs) income, net” and “Other operating income (loss), net” under IFRS. Among which, foreign exchange gain (loss) are reclassified as “Finance (costs) income, net” and others are reclassified as “Other operating income (loss), net”.
l.	“Impairment loss for equity investments accounted for using Measurement Alternative” which were separately presented under U.S. GAAP have been reclassified into “Investment income (loss), net” under IFRS.
m.	Impairment loss and gain or loss on disposal or deemed disposal of equity method investments which were included in “Income (loss) from equity method investments” under U.S. GAAP have been reclassified into “Investment income (loss), net” under IFRS.
n.	Gain or loss on disposal or deemed disposal of subsidiaries which were included in “Investment income (loss), net” under U.S. GAAP have been reclassified into “Other operating income (loss), net” under IFRS.

(In thousands, except for share and par value)

40. First-time adoption (Continued)

(3)Note to reconciliation (Continued)

Recognition and measurement differences

A.	Equity instruments and debt instruments
1)	Equity instruments

Under U.S. GAAP, equity securities are recognized at fair value and subsequent changes in fair value are recognized in profit or loss. Equity securities that do not have readily determinable fair values are measured at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.

Additionally, the investment in ordinary shares with significant influence can be accounted for using the fair value option (“FVO”).

Under IFRS, equity instruments are recognized at fair value and subsequent changes in fair value are recognized in profit or loss. However, for investments in equity instruments which are not held for trading, the Group may make an irrevocable election at initial recognition to present subsequent changes in fair value of the investments in other comprehensive income. Additionally, the investment in ordinary shares with significant influence can only be accounted for using the equity method with limited exceptions.

2)	Debt instruments

A debt security may be classified as held-to-maturity(“HTM”) if the entity has the intent and ability to hold the security to maturity under U.S. GAAP. HTM securities are measured at amortized cost. The Group also may make an irrevocable election at initial recognition to account the debt securities under FVO.

In order for a debt instrument to be classified and measured at amortized cost or fair value through other comprehensive income under IFRS, it needs to give rise to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding. Debt instruments with cash flows that are not SPPI are classified and measured at fair value through profit or loss, irrespective of the business model. An entity may, at initial recognition, irrevocably designate a debt instruments as measured at FVTPL if doing so eliminates or significantly reduces a measurement or recognition inconsistency.

B.	Accounting for investments in limited partnerships

Under US GAAP, investments in limited partnerships should be accounted for using the equity method unless the investor’s interest may be so minor that the limited partner may have virtually no influence over partnership’s operating and financial policies. Under IFRS, the determination of significant influence through investments in limited partnerships is made using the same general principle of significant influence that is used for all other investments. Therefore, certain investments in limited partnerships in which the equity method is applied under US GAAP are accounted for as financial assets measured at FVTPL under IFRS.

C.	Leases

Under U.S. GAAP, for operating leases, the amortization of ROU assets and the interest expense of lease liabilities are recorded together as lease expenses, which result in a straight-line recognition effect in the consolidated statements of comprehensive income (loss).

Under IFRS, all leases are accounted for akin to finance leases where ROU assets are generally depreciated on a straight-line basis while lease liabilities are measured under the effective interest method, which result in higher expenses at the beginning of the lease term and lower expenses near the end of the lease term.

(In thousands, except for share and par value)

40. First-time adoption (Continued)

(3)Note to reconciliation (Continued)

Recognition and measurement differences (Continued)

D.	Goodwill

The level at which goodwill is tested for impairment differs between U.S. GAAP and IFRS. Under U.S. GAAP, goodwill is tested for impairment at the reporting unit level. Reporting units are the Group’s operating segments or one level below the operating segments. The identification of reporting units is dependent on the level at which discrete financial information is available and regularly reviewed by the segment manager. Under IFRS, goodwill is tested for impairment at the level of the CGU or group of CGUs, which represent the lowest level at which goodwill is monitored for internal management purposes, which may be a lower level of grouping than a reporting unit under U.S. GAAP. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets.

Upon the transition to IFRS, the Group assessed its reporting units to determine if such reporting units should be further divided into several CGUs under IFRS. As a result, the Group determined that certain CGUs should be grouped at a lower level than a reporting unit under U.S. GAAP. In addition, the Group performed an impairment test for goodwill at the date of transition to IFRS regardless of whether there were any indications that the goodwill may be impaired based on conditions at the date of transition to IFRS. The assessment resulted in additional impairment on goodwill under IFRS recognized in accumulated deficit on January 1, 2022.

E.	Classification and measurement of preferred shares

(i)Classification and measurement of convertible preferred shares issued by the Company

Under U.S. GAAP, the convertible preferred shares of the Company are accounted for as mezzanine equity in the consolidated balance sheets as they are contingently redeemable upon certain deemed liquidation events, which are beyond control of the Company. The mezzanine equity were initially recognized at fair value at the date of issuance net of issuance costs. The convertible preferred shares were not subsequently remeasured as certain deemed liquidation events were not considered probable as of the end of each period presented.

Under IFRS, there is no concept of mezzanine or temporary equity classification. The convertible preferred shares, which are contingently redeemable upon certain deemed liquidation events, were accounted for as financial liabilities which are initially and subsequently measured at fair value. The changes of fair value of the financial liability attributable to changes in the credit risk of the liability were recognized in other comprehensive income(loss) and the remaining changes of fair value of the liability were recognized in profit or loss. The Group considered that the amounts of changes in fair value that were attributed to changes in credit risk recognized in other comprehensive income were insignificant.

In July 2021, upon the completion of the Company’s IPO, all the issued and outstanding preferred shares were automatically converted into ordinary shares. The mezzanine equity were classified as ordinary shares and additional paid-in capital under US GAAP. The liabilities were classified as share capital and share premium under IFRS.

(ii)	Classification and measurement of convertible redeemable preferred shares and convertible preferred shares issued by subsidiaries

Under U.S. GAAP, the convertible redeemable preferred shares issued by the Company’s certain subsidiaries, which are contingently redeemable upon the occurrence of certain events that are not solely within the control of the Group, were treated as mezzanine equity and presented as convertible redeemable non-controlling interests in the consolidated balance sheet; the convertible preferred shares issued by the Company’s certain subsidiaries, which are contingently redeemable upon certain deemed liquidation events, were treated as mezzanine equity and presented as convertible non-controlling interests in the consolidated balance sheet. The convertible redeemable non-controlling interests and convertible non-controlling interests were initially recognized at fair value at the date of issuance net of issuance costs. The convertible redeemable non-controlling interests were subsequently accreted to the redemption value from the issuance dates to the earliest redemption dates using effective interest method. The accretions were recorded against retained earnings, or in the absence of retained earnings, against additional paid-in capital. Once additional paid-in capital was exhausted, additional charges were recorded in accumulated deficit. The convertible non-controlling interests were not subsequently remeasured as certain deemed liquidation events were not considered probable as of the end of each period presented.

(In thousands, except for share and par value)

40. First-time adoption (Continued)

(3)Note to reconciliation (Continued)

Recognition and measurement differences (Continued)

EClassification and measurement of preferred shares (Continued)

(ii)	Classification and measurement of convertible redeemable preferred shares and convertible preferred shares issued by subsidiaries (Continued)

Under IFRS, the preferred shares issued by the Company’s certain subsidiaries, which are contingently redeemable at the option of the holder upon the occurrence of certain events, were accounted for as financial liabilities which are initially and subsequently measured at fair value as described in note 3.1.12. The changes of fair value of the financial liability attributable to changes in the credit risk of the liability were recognized in other comprehensive income (loss) and the remaining changes of fair value of the liability were recognized in profit or loss.

F.	Share-based compensation

Under U.S. GAAP, fulfillment of a qualified successful IPO is considered as a vesting condition for share-based awards that are vested or exercisable when both service requirement and fulfillment of a qualified successful IPO are met. Certain share-based awards of Voyager Group Inc. (“Voyager”), a subsidiary of the Group, contain both service and performance conditions. These awards vest or become exercisable only upon fulfilment of the service condition and the occurrence of Voyager’s IPO, regardless of whether the employee is employed up to the IPO date. The share-based compensations expenses for such awards should not be recognized until the IPO performance condition is achieved.

Under IFRS, when a share award is conditional upon an IPO occurrence, but employee service up to the IPO date is not required, the IPO condition becomes a non-vesting condition, which is reflected in the measurement of the fair value of such awards at grant dates. The share-based compensation expenses for such awards should be recognized over the service requisition period of such awards.

G.	Non-controlling financial interests in limited partnerships

Non-controlling financial interests in limited partnerships under U.S. GAAP were presented as equity. Under IFRS as the redemption is based on an event of liquidation that is certain to occur, such non-controlling financial interests were accounted for as financial liabilities which are initially and subsequently measured at fair value.

H.	Accumulated deficit

	January 1,	December 31,	December 31,
	2022	2022	2023
	RMB	RMB	RMB
A. Equity instruments and debt instruments	(8,100,050)	(1,118,152)	(716,965)
C. Leases	(46,544)	(47,233)	(46,937)
D. Goodwill	(93,703)	(93,703)	(93,703)
E. Classification and measurement of preferred shares	(156,880,868)	(151,688,876)	(156,559,262)
F. Share-based compensation	(7,236)	(30,085)	(44,339)
G. Non-controlling financial interests in limited partnerships	—	23,374	23,788
	(165,128,401)	(152,954,675)	(157,437,418)

(In thousands, except for share and par value)

40. First-time adoption (Continued)

(4)Reconciliation of consolidated statements of cash flows

a)	Restricted cash

Under U.S. GAAP, the consolidated statements of cash flows show the changes in the total of cash and cash equivalents and restricted cash. Under IFRS, changes in restricted cash are classified as cash flows from operating activities in the consolidated statements of cash flows.

b)	Loan receivable from third parties

Loan receivable originated from third parties and cash received from loan repayments of third parties which were classified as cash flows from investing activities under U.S. GAAP, have been reclassified into cash flows from operating activities under IFRS.

c)	Principal payments for lease liabilities

Under U.S. GAAP, lessees classify leases as either operating leases or finance leases, and the principal payments for the operating lease liabilities are classified as cash flows from operating activities in the consolidated statements of cash flows. Under IFRS, the distinction between operating leases and finance leases no longer exists for lessees, and all of the principal payments for lease liabilities are classified as cash flows from financing activities in the consolidated statements of cash flows.

d)	Interest payments for certain government bonds

Certain government bonds which were accounted for using FVO under U.S. GAAP, have been accounted for using FVOCI. Accordingly, its interest payments which were classified as cash flows from investing activities under U.S. GAAP, have been reclassified into cash flows from operating activities under IFRS.