Form 20-F
period 2025-12-31
DiDi Global Inc.
filed 2026-04-13
CIK 1764757

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025.

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

As of December 31, 2025, there were 1,139,645,180 ordinary shares outstanding, par value US$0.00002 per share, comprising 1,063,473,739 Class A ordinary shares (excluding 25,096,520 Class A ordinary shares repurchased by us and not yet cancelled or issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Share Incentive Plans) and 76,171,441 Class B ordinary shares.

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

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

●	“ADSs” refers to our American depositary shares, four of which represent one Class A ordinary share.
●	“China” or the “PRC” refers to the People’s Republic of China.
●	“Class A ordinary shares” refers to our Class A ordinary shares of par value US$0.00002 per share.
●	“Class B ordinary shares” refers to our Class B ordinary shares of par value US$0.00002 per share.
●	“Driver earnings” refers to the net portion of the transaction value that a driver retains.
●	“Driver incentives” refers to payments that we make to drivers, which are separate from and in addition to the driver earnings.
●	“GTV,” which stands for gross transaction value, refers to the total dollar value, including any applicable taxes, tolls and fees, of completed Transactions without any adjustment for consumer incentives or for earnings and incentives paid to drivers for mobility services, merchant or delivery partners for food delivery services, or service partners for other initiatives.
●	“Platform Sales” refers to GTV less all of the earnings and incentives paid to drivers and partners, tolls, fees, taxes and others.
●	“RMB” and “Renminbi” refers to the legal currency of China.
●	“Shares” or “ordinary shares” refers to our Class A and Class B ordinary shares, par value US$0.00002 per share.
●	“Transactions” refers to the number of completed rides for our China Mobility segment, completed rides or food deliveries for our International segment, and completed bike and e-bike sharing, energy and vehicle services, intra-city freight and financial services transactions for our Other Initiatives segment. Transactions are counted by the number of orders completed, so a carpooling ride with two paying consumers represents two transactions, even if both consumers start and end their ride at the same place, whereas two passengers on the same ride transaction order count as one transaction.
●	“VIEs” refers to variable interest entities, and “the VIEs” or “the variable interest entities” refers to the variable interest entities whose financial results have been consolidated into our consolidated financial statements based solely on contractual arrangements in accordance with IFRS, including the principal variable interest entity, namely Beijing Xiaoju Science and Technology Group Co., Ltd. All of the VIEs are domestic PRC companies in which we do not have any equity ownership but whose financial results have been consolidated into our consolidated financial statements based solely on contractual arrangements in accordance with IFRS.
●	“We,” “us,” “our company” and “our” refers to DiDi Global Inc., our Cayman Islands holding company and its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIEs and their subsidiaries.

Our reporting currency is the Renminbi. This annual report also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at RMB6.9931 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2025. We make no representation that the Renminbi or U.S. dollars amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

Our consolidated financial statements in this annual report have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. The term “IFRS” also includes International Accounting Standards and the related interpretations of the Standing Interpretations Committee and IFRS Interpretations Committee. As such, we make an explicit and unreserved statement of compliance with IFRS, as issued by the IASB, with respect to our consolidated financial statements as of and for the fiscal years ended December 31, 2023, 2024 and 2025 included in this annual report.

Due to rounding, numbers presented throughout this annual report may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Summary of Risk Factors

Below is a summary of material risks we face, organized under headings. All the operational risks associated with being based in and having operations in the Chinese mainland as discussed in risk factors under “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry” also apply to operations in the Hong Kong Special Administrative Region. With respect to the legal risks associated with being based in and having operations in the Chinese mainland as discussed in risk factors under “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China,” the laws, regulations and discretion of the Chinese mainland governmental authorities discussed in this annual report are expected to apply to the Chinese mainland entities and businesses, rather than entities or businesses in the Hong Kong Special Administrative Region, which operate under a different set of laws from the Chinese mainland.

Risks Relating to Our Business

●	If we are unable to attract or retain consumers, our platform will become less appealing to drivers and businesses, and our business and financial results may be materially and adversely impacted.
●	If we are unable to attract or retain drivers, our platform will become less appealing to consumers, and our business and financial results may be materially and adversely impacted.
●	We are subject to laws, regulations and regulatory policies that are being continuously amended and improved, and the interpretation and implementation of newly established policies may remain uncertain, which could have an adverse impact on our business and future prospects.
●	If we or drivers or vehicles on our platform fail to obtain and maintain the licenses, permits or approvals required by the jurisdictions where we operate, our business, financial condition and results of operations may be materially and adversely impacted.
●	New cybersecurity and data security measures and regulations could impose further compliance requirements on our business, cause us to incur new expenses for compliance, or expose us to new legal risks in the event we fail to comply with these regulatory requirements.
●	If we fail to ensure the safety of consumers and drivers, our business, results of operations and financial condition could be materially and adversely affected.
●	Maintaining and enhancing our brand and reputation is critical to our business prospects. We have been subject to negative publicity at various times, and failure to maintain our brand and reputation will cause our business to suffer.
●	We have incurred significant losses from our operations since inception, and we may not achieve or maintain operating profit.
●	Our relatively limited operating history and our evolving business make it difficult to evaluate our future prospects and the risks and challenges we may encounter.
●	Adverse litigation judgments or settlements resulting from legal proceedings or investigations in which we may be involved could expose us to monetary damages or limit our ability to operate our business.

Risks Relating to Our Corporate Structure

●	We are a Cayman Islands holding company with no equity ownership in the VIEs and we conduct our operations in China primarily through (i) our subsidiaries in China, (ii) the VIEs with which we have contractual arrangements, and (iii) the subsidiaries of the VIEs. Investors thus are not purchasing direct equity interests in our operating entities in China but instead are purchasing equity interests in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries, the VIEs and their subsidiaries, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to the risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.”
●	If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations governing the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or need to relinquish our interests in those operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations governing the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or need to relinquish our interests in those operations” on page 44.
●	The DiDi Partnership and its related arrangements will impact your ability to appoint executive directors and nominate certain executive officers of the company. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The DiDi Partnership and its related arrangements will impact your ability to appoint executive directors and nominate certain executive officers of the company” on page 45.
●	The interests of the DiDi Partnership may conflict with your interests on certain matters and you may be disadvantaged. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The interests of the DiDi Partnership may conflict with your interests on certain matters and you may be disadvantaged” on page 45.
●	The contractual arrangements with the VIEs and their shareholders may not be as effective as direct ownership in providing operational control. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The contractual arrangements with the VIEs and their shareholders may not be as effective as direct ownership in providing operational control” on page 46.
●	Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business” on page 46.
●	The shareholders of the VIEs may have actual or potential conflicts of interest with us, which may adversely affect our business and financial condition. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The shareholders of the VIEs may have actual or potential conflicts of interest with us, which may adversely affect our business and financial condition” on page 47.

Risks Relating to Doing Business in China

●	Changes and developments in China’s economy, social conditions or government policies could have a material adverse effect on our business, financial conditions and results of operations. See “Item 3. Key Information—D. Risk Factors— Risks Relating to Doing Business in China—Changes and developments in China’s economy, social conditions or government policies could have a material adverse effect on our business, financial conditions and results of operations” on page 49.
●	Claims and/or regulatory actions against us related to anti-monopoly and/or other aspects of our business may result in our being subject to fines, constraints on or modification of our business practice, damage to our reputation, and material adverse impact on our financial condition, results of operations and prospects. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Claims and/or regulatory actions against us related to anti-monopoly and/or other aspects of our business may result in our being subject to fines, constraints on or modification of our business practice, damage to our reputation, and material adverse impact on our financial condition, results of operations and prospects” on page 49.
●	Uncertainties associated with change in or development of PRC legal system could adversely affect us. The PRC governmental authorities may continue to promulgate new rules and regulations or amend existing rules and regulations that could affect our business operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties associated with change in or development of PRC legal system could adversely affect us” on page 52.
●	The PCAOB was historically unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PCAOB was historically unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” on page 52.
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. A prohibition on trading of the ADSs, or the threat of a prohibition on trading, may materially and adversely affect the value of your investment. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. A prohibition on trading of the ADSs, or the threat of a prohibition on trading, may materially and adversely affect the value of your investment” on page 52.
●	The PRC government has jurisdiction over our business operations and may exercise discretion pursuant to PRC laws and regulations. The PRC government may intervene or influence our operations by taking regulatory actions if we fail to comply with applicable PRC laws, regulations or regulatory requirements, and our operations may be materially affected by such regulatory actions, and if such regulatory actions are taken to exert oversight over offerings conducted overseas and/or foreign investment in China-based issuers, our operations and the value of our securities may be materially affected. In the event that we fail to comply with any PRC legal and regulatory requirement in relation to overseas securities issuance or foreign investment, our ability to offer securities to investors could be significantly limited or completely hindered and the value of such securities could significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may be required to obtain approval or subject to filing or other requirements from the CSRC or other PRC governmental authorities for any future listing or other financing activities” on page 60 and “—The PRC government has jurisdiction over our business operations and may exercise discretion pursuant to PRC laws and regulations. If we fail to comply with applicable PRC laws, regulations or regulatory requirements, our operations and the value of our securities may be materially affected” on page 51.

●	We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business. To the extent cash or assets in our business are held in the PRC or by a PRC entity, the funds or assets may not be available to fund operations or for other use outside of the PRC due to the imposition of restrictions and limitations by the PRC government. Although currently there are no equivalent or similar limitations in Hong Kong on cash transfers to or from our Hong Kong entities (including currency conversion), if certain limitations in the PRC were to become applicable to cash transfers to or from Hong Kong entities (including currency conversion) in the future, the funds in our Hong Kong entities, likewise, may not be available to meet our currency demand. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” on page 53.
●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this annual report based on foreign laws. All of our directors and senior executive officers reside within China for at least a significant portion of the time, and it will be more difficult to enforce liabilities and enforce judgments on those individuals. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our ADSs—You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this annual report based on foreign laws” on page 64.

Risks Relating to Our ADSs

●	The delisting of our ADSs from the NYSE may continue to have a material adverse effect on the trading and price of our ADSs, and we cannot assure you that our ADSs will be relisted on any other internationally recognized stock exchange, or that if they are ever relisted, they will remain listed.
●	The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

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

Item 3.Key Information

Our Holding Company Structure and Contractual Arrangements with the VIEs

DiDi Global Inc. is not an operating company in China but a Cayman Islands holding company with no equity ownership in the VIEs. We conduct our operations in China through (i) our PRC subsidiaries, (ii) the VIEs, with which we have contractual arrangements, and (iii) the subsidiaries of the VIEs. This holding company structure involves unique risks to investors. See “Item 3. Key Information—D. Risk Factors—Risks Relating to our Corporate Structure” for more details. PRC laws and regulations impose restrictions on foreign ownership and investment in certain internet-based businesses. Accordingly, we operate these businesses in China through the VIEs and their subsidiaries, and rely on contractual arrangements between our PRC subsidiary, the VIEs and their respective shareholders to direct activities of the VIEs and their subsidiaries that most significantly impact their economic performance and receive economic benefits from them that could potentially be significant to them. Revenues contributed by the VIEs and their subsidiaries accounted for 92.5%, 91.6% and 91.0% of our total revenues for 2023, 2024 and 2025, respectively. As used in this annual report, “we,” “us,” “our company” and “our” refer to DiDi Global Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIEs in China and their subsidiaries, including but not limited to Beijing Xiaoju Science and Technology Group Co., Ltd., or Xiaoju Technology, a limited liability company incorporated under the laws of the PRC, which holds our subsidiaries operating our mobility services in China. Xiaoju Technology and its affiliates hold VATS Licenses in various subcategories, including the VATS Licenses for internet content provider (ICP) services, internet data center services, online data and transaction processing services, and domestic call center services, as well as online ride hailing operation permits for certain cities. See “—Permissions Required from the PRC Authorities for Our Securities Offerings and Operations” for more detail on the licenses they hold. Investors in our ADSs are not purchasing equity interests in the VIEs in China but instead are purchasing equity interests in a holding company incorporated in the Cayman Islands. All of the VIEs are domestic PRC companies in which we do not have any equity ownership but whose financial results have been consolidated into our consolidated financial statements based solely on contractual arrangements in accordance with IFRS.

A series of contractual agreements, including powers of attorney, exclusive option agreements, exclusive business cooperation agreements, equity pledge agreements and spousal consent letters, have been entered into by and between our PRC subsidiaries, the VIEs and their respective shareholders. As a result of the contractual arrangements, we (i) have the power to direct activities of the VIEs that most significantly impact their economic performance, (ii) have exposure or rights to variable returns from our involvement with the VIEs, and have the ability to use our power over the VIEs to affect the amount of returns. Accordingly, the VIEs are accounted for as consolidated structured entities of DiDi Global Inc. As such, DiDi Global Inc. has consolidated the financial results of the VIEs in its consolidated financial statements under IFRS. Neither DiDi Global Inc. nor any subsidiaries or investors of DiDi Global Inc. have an equity ownership (including foreign direct investment) in the VIEs, or control of the VIEs, through any form of equity ownership, and the contractual arrangements are not equivalent to an equity ownership in the business of the VIEs. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Variable Interest Entities.”

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

Permissions Required from the PRC Authorities for Our Securities Offerings and Operations

Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, after consulting our PRC legal counsel, Fangda Partners, we believe our PRC subsidiaries and the VIEs and their subsidiaries have obtained all requisite licenses and permits from the PRC government authorities that are material for our business operations in China. These include online ride hailing operation permits we have obtained for certain cities and various kinds of value-added telecommunications services licenses, also known as VATS Licenses, which include VATS Licenses for internet content provider (ICP) services, internet data center services, online data and transaction processing services, and domestic call center services. As of the date of this annual report, our PRC subsidiaries, the VIEs and their subsidiaries have not been denied such licenses and permits and have not received any requirement from Chinese authorities to obtain permissions and approvals from the China Securities Regulatory Commission, or the CSRC, for our daily business operations in China.

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

Furthermore, the PRC authorities have promulgated new or proposed laws and regulations to further regulate securities offerings that are conducted overseas and/or foreign investment in China-based issuers. For more detailed information, see “Item 4. Information on the Company—B. Business Overview—Regulation—PRC Regulations—Regulations on Mergers and Acquisitions and Overseas Listings” and “Item 4. Information on the Company—B. Business Overview—Regulation—PRC Regulations—Regulations Relating to Cybersecurity and Information Security.” According to these new laws and regulations, in connection with our future offshore offering activities, we may be required to fulfill filing and reporting procedures with the CSRC, and may be required to go through cybersecurity review by the PRC authorities. However, there are uncertainties with respect to whether we will be able to fully comply with requirements to obtain any permissions and approvals from, or complete any reporting or filing procedures with, PRC authorities that may be in effect in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—New cybersecurity and data security measures and regulations could impose further compliance requirements on our business, cause us to incur new expenses for compliance, or expose us to new legal risks in the event we fail to comply with these regulatory requirements.” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may be required to obtain approval or subject to filing or other requirements from the CSRC or other PRC governmental authorities for any future listing or other financing activities.”

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

Under PRC law, DiDi Global Inc. may provide funding to its PRC subsidiaries only through capital contributions or loans, and to the VIEs only through loans, subject to satisfaction of government registration and approval requirements. We have comprehensive cash management policies in place with respect to transfers of funds through our organization. Our management regularly monitors the liquidity position and funding requirements of our subsidiaries and the VIEs. When funding is required by our subsidiaries or the VIEs, a thorough assessment is performed on the purpose, amount and form of the funding, either through capital contributions or loans. All necessary internal approvals must be obtained prior to any transfer of funds through our organization. All such transfers are reviewed and approved by the authorities where required, including SAFE. Our cash management policies also govern the management of any funds that are not in the process of being transferred. Such funds are retained by DiDi Global Inc. or its subsidiaries outside of China mainly in the form of cash and cash equivalents and highly liquid short-term investments. For the years ended December 31, 2023, 2024 and 2025, DiDi Global Inc. provided loans of RMB38.3 billion, RMB19.7 billion and RMB26.3 billion (US$3.8 billion), respectively, to its subsidiaries, and collected loans of RMB35.9 billion, RMB23.9 billion and RMB35.1 billion (US$5.0 billion), respectively, from its subsidiaries. For the years ended December 31, 2023, 2024 and 2025, DiDi Global Inc. provided capital contributions and other investment of nil, RMB1.3 billion and RMB4.7 billion (US$0.7 billion), respectively, to its subsidiaries. For more information relating to fund flows through our organization, see cash flow information disclosed in “Item 3. Key Information—Financial Information Related to the VIEs.” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information.”

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

Under the current laws of the Cayman Islands, DiDi Global Inc. is not subject to tax on income or capital gains. Upon payments of dividends to our shareholders, no Cayman Islands withholding tax will be imposed. For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within the Chinese mainland, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

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

Selected Condensed Consolidated Income Statements Information

	For the Year Ended December 31, 2025
	DiDi		Primary	VIEs and
	Global	Other	Beneficiaries	VIEs’	Eliminating	Consolidated
	Inc.	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	(RMB in millions)
Inter-company revenues(1)	—	1,316	28,802	3,821	(33,939)	—
Third-party revenues	—	19,981	322	206,398	—	226,701
Total revenues	—	21,297	29,124	210,219	(33,939)	226,701
Inter-company costs and expenses(1)	—	(2,467)	(5,344)	(26,128)	33,939	—
Third-party costs and expenses	(5,488)	(23,659)	(18,865)	(183,954)	—	(231,966)
Other operating income (loss), net	—	51	(77)	1,662	—	1,636
Operating profit (loss)	(5,488)	(4,778)	4,838	1,799	—	(3,629)
Income (loss) from non-operations	(759)	3,321	18	168	270	3,018
Share of income of subsidiaries and VIEs(2)	7,239	8,436	2,179	—	(17,854)	—
Profit before income tax	992	6,979	7,035	1,967	(17,584)	(611)
Income tax benefit	—	3	1,401	212	—	1,616
Profit for the year	992	6,982	8,436	2,179	(17,584)	1,005
Less: Profit attributable to non-controlling interest shareholders	—	13	—	—	—	13
Profit attributable to DiDi Global Inc.	992	6,969	8,436	2,179	(17,584)	992

	For the Year Ended December 31, 2024
	DiDi		Primary	VIEs and
	Global	Other	Beneficiaries	VIEs’	Eliminating	Consolidated
	Inc.	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	(RMB in millions)
Inter-company revenues(1)	—	1,015	25,134	3,167	(29,316)	—
Third-party revenues	—	17,077	245	189,477	—	206,799
Total revenues	—	18,092	25,379	192,644	(29,316)	206,799
Inter-company costs and expenses(1)	—	(2,620)	(4,708)	(21,988)	29,316	—
Third-party costs and expenses	(138)	(17,425)	(17,155)	(170,310)	—	(205,028)
Other operating income (loss), net	2	53	(13)	129	—	171
Operating profit (loss)	(136)	(1,900)	3,503	475	—	1,942
Income (loss) from non-operations	(430)	(412)	35	(194)	314	(687)
Share of income of subsidiaries and VIEs(2)	1,824	3,954	546	—	(6,324)	—
Profit before income tax	1,258	1,642	4,084	281	(6,010)	1,255
Income tax benefit (expense)	—	(115)	(130)	265	—	20
Profit for the year	1,258	1,527	3,954	546	(6,010)	1,275
Less: Profit attributable to non-controlling interest shareholders	—	17	—	—	—	17
Profit attributable to DiDi Global Inc.	1,258	1,510	3,954	546	(6,010)	1,258

	For the Year Ended December 31, 2023
	DiDi		Primary	VIEs and
	Global	Other	Beneficiaries	VIEs’	Eliminating	Consolidated
	Inc.	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	(RMB in millions)
Inter-company revenues(1)	—	984	23,006	3,922	(27,912)	—
Third-party revenues	—	13,869	507	178,004	—	192,380
Total revenues	—	14,853	23,513	181,926	(27,912)	192,380
Inter-company costs and expenses(1)	—	(6,287)	(4,262)	(17,363)	27,912	—
Third-party costs and expenses	(80)	(14,920)	(19,053)	(164,014)	—	(198,067)
Other operating income, net	2,078	16	752	3	—	2,849
Operating profit (loss)	1,998	(6,338)	950	552	—	(2,838)
Income (loss) from non-operations	1,339	(3,760)	16	592	(12)	(1,825)
Share of income (loss) of subsidiaries and VIEs(2)	(8,130)	1,948	1,080	—	5,102	—
Profit (loss) before income tax	(4,793)	(8,150)	2,046	1,144	5,090	(4,663)
Income tax benefit (expense)	—	73	(98)	(64)	—	(89)
Profit (loss) for the year	(4,793)	(8,077)	1,948	1,080	5,090	(4,752)
Less: Profit attributable to non-controlling interest shareholders	—	41	—	—	—	41
Profit (loss) attributable to DiDi Global Inc.	(4,793)	(8,118)	1,948	1,080	5,090	(4,793)

Selected Condensed Consolidated Statements of Financial Position Information

	As of December 31, 2025
	DiDi		Primary	VIEs and
	Global	Other	Beneficiaries	VIEs’	Eliminating	Consolidated
	Inc.	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	(RMB in millions)
ASSETS
Property and equipment	—	3,236	2,309	143	—	5,688
Goodwill	—	46,284	—	—	—	46,284
Intangible assets	—	219	78	420	—	717
Treasury investments	—	25,402	4,559	1,937	—	31,898
Investments accounted for using the equity method	—	1,166	70	2,693	—	3,929
Other financial investments measured at fair value through profit or loss	—	3,292	886	1,311	—	5,489
Other financial investments measured at fair value through other comprehensive income	4,144	978	—	467	—	5,589
Accounts receivable	—	1,667	134	2,848	—	4,649
Amounts due from group companies(2)	103,893	37,135	18,747	29,023	(188,798)	—
Restricted cash	—	1,224	—	2,474	—	3,698
Cash and cash equivalents	395	15,231	1,999	6,183	—	23,808
Other assets	16	13,594	4,408	7,818	—	25,836
Total assets	108,448	149,428	33,190	55,317	(188,798)	157,585
EQUITY
Total DiDi Global Inc. shareholders’ equity (deficit)	98,071	(25,502)	(2,634)	(19,142)	47,278	98,071
Non-controlling interests	—	130	—	3	—	133
Total shareholders’ equity (deficit)	98,071	(25,372)	(2,634)	(19,139)	47,278	98,204
LIABILITIES
Borrowings	—	2,406	4,060	6,119	—	12,585
Lease liabilities	—	476	554	150	—	1,180
Preferred shares issued by subsidiaries	—	18,989	—	—	(8,310)	10,679
Accounts and notes payable	—	88	26	4,823	—	4,937
Amounts due to group companies(2)	4,590	142,987	25,844	54,345	(227,766)	—
Other liabilities	5,787	9,854	5,340	9,019	—	30,000
Total liabilities	10,377	174,800	35,824	74,456	(236,076)	59,381
Total equity and liabilities	108,448	149,428	33,190	55,317	(188,798)	157,585

	As of December 31, 2024
	DiDi		Primary	VIEs and
	Global	Other	Beneficiaries	VIEs’	Eliminating	Consolidated
	Inc.	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	(RMB in millions)
ASSETS
Property and equipment	—	3,135	1,907	163	—	5,205
Goodwill	—	46,284	—	—	—	46,284
Intangible assets	—	187	96	422	—	705
Treasury investments	—	35,566	1,654	3,808	—	41,028
Investments accounted for using the equity method	—	1,110	176	2,480	—	3,766
Other financial investments measured at fair value through profit or loss	—	1,523	854	1,225	—	3,602
Other financial investments measured at fair value through other comprehensive income	2,668	2,461	—	496	—	5,625
Accounts receivable	—	1,038	137	2,318	—	3,493
Amounts due from group companies(2)	100,526	39,170	16,179	31,468	(187,343)	—
Restricted cash	—	184	—	1,559	—	1,743
Cash and cash equivalents	176	7,206	1,192	3,981	—	12,555
Other assets	33	8,494	3,169	8,191	—	19,887
Total assets	103,403	146,358	25,364	56,111	(187,343)	143,893
EQUITY
Total DiDi Global Inc. shareholders’ equity (deficit)	98,584	(40,366)	(8,834)	(22,136)	71,336	98,584
Non-controlling interests	—	118	—	—	—	118
Total shareholders’ equity (deficit)	98,584	(40,248)	(8,834)	(22,136)	71,336	98,702
LIABILITIES
Borrowings	—	3,100	4,943	3,441	—	11,484
Lease liabilities	—	516	555	103	—	1,174
Preferred shares issued by subsidiaries	—	17,985	—	—	(7,024)	10,961
Accounts and notes payable	—	78	27	4,373	—	4,478
Amounts due to group companies(2)	4,330	159,157	24,991	63,177	(251,655)	—
Other liabilities	489	5,770	3,682	7,153	—	17,094
Total liabilities	4,819	186,606	34,198	78,247	(258,679)	45,191
Total equity and liabilities	103,403	146,358	25,364	56,111	(187,343)	143,893

	As of December 31, 2023
	DiDi		Primary	VIEs and
	Global	Other	Beneficiaries	VIEs’	Eliminating	Consolidated
	Inc.	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	(RMB in millions)
ASSETS
Property and equipment	—	2,571	1,458	284	—	4,313
Goodwill	—	46,284	—	—	—	46,284
Intangible assets	—	19	207	450	—	676
Treasury investments	—	24,498	—	2,637	—	27,135
Investments accounted for using the equity method	—	1,079	—	2,477	—	3,556
Other financial investments measured at fair value through profit or loss	—	1,090	710	1,087	—	2,887
Other financial investments measured at fair value through other comprehensive income	3,220	5,990	—	415	—	9,625
Accounts receivable	—	1,153	191	2,091	—	3,435
Amounts due from group companies(2)	100,488	38,461	14,028	25,637	(178,614)	—
Restricted cash	—	21	1	1,138	—	1,160
Cash and cash equivalents	131	10,828	1,717	14,632	—	27,308
Other assets	438	11,514	1,784	3,964	—	17,700
Total assets	104,277	143,508	20,096	54,812	(178,614)	144,079
EQUITY
Total DiDi Global Inc. shareholders’ equity (deficit)	99,301	(45,571)	(13,041)	(21,030)	79,642	99,301
Non-controlling interests	—	101	—	—	—	101
Total shareholders’ equity (deficit)	99,301	(45,470)	(13,041)	(21,030)	79,642	99,402
LIABILITIES
Borrowings	—	1,426	3,818	3,497	—	8,741
Lease liabilities	—	463	560	106	—	1,129
Preferred shares issued by subsidiaries	—	20,280	—	—	(6,434)	13,846
Accounts and notes payable	—	60	43	4,491	—	4,594
Amounts due to group companies(2)	4,381	161,152	24,969	61,320	(251,822)	—
Other liabilities	595	5,597	3,747	6,428	—	16,367
Total liabilities	4,976	188,978	33,137	75,842	(258,256)	44,677
Total equity and liabilities	104,277	143,508	20,096	54,812	(178,614)	144,079

Selected Condensed Consolidated Cash Flow Information

	For the Year Ended December 31, 2025
	DiDi		Primary	VIEs and
	Global	Other	Beneficiaries	VIEs’	Eliminating	Consolidated
	Inc.	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	(RMB in millions)
Net cash generated from (used in) inter-company transactions(3)	—	(955)	24,139	(23,184)	—	—
Net cash generated from (used in) operating activities with external parties	(219)	(996)	(15,328)	26,359	—	9,816
Net cash generated from (used in) operating activities	(219)	(1,951)	8,811	3,175	—	9,816
Capital contribution and other investment to subsidiaries	(4,746)	(1,506)	—	—	6,252	—
Loan to group companies	(26,286)	(1)	—	—	26,287	—
Loan repayments from group companies	35,097	11,342	290	986	(47,715)	—
Other investing activities with group companies	—	(421)	160	261	—	—
Net cash generated from (used in) investing activities with external parties	1,559	6,078	(3,816)	1,324	—	5,145
Net cash generated from (used in) investing activities	5,624	15,492	(3,366)	2,571	(15,176)	5,145
Capital injection and other proceeds from shareholders	—	4,746	1,506	—	(6,252)	—
Loan from group companies	—	26,286	—	1	(26,287)	—
Loan repayments to group companies	—	(36,082)	(5,534)	(6,099)	47,715	—
Other financing activities with group companies	—	—	—	—	—	—
Net cash generated from (used in) financing activities with external parties	(5,180)	(332)	(492)	2,555	—	(3,449)
Net cash generated from (used in) financing activities	(5,180)	(5,382)	(4,520)	(3,543)	15,176	(3,449)

	For the Year Ended December 31, 2024
	DiDi		Primary	VIEs and
	Global	Other	Beneficiaries	VIEs’	Eliminating	Consolidated
	Inc.	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	(RMB in millions)
Net cash generated from (used in) inter-company transactions(3)	53	(573)	19,833	(19,313)	—	—
Net cash generated from (used in) operating activities with external parties	(106)	2,877	(16,746)	20,429	—	6,454
Net cash generated from (used in) operating activities	(53)	2,304	3,087	1,116	—	6,454
Capital contribution and other investment to subsidiaries	(1,276)	(1,158)	—	—	2,434	—
Loan to group companies	(19,748)	(76)	—	(986)	20,810	—
Loan repayments from group companies	23,936	6,784	230	—	(30,950)	—
Other investing activities with group companies	128	4,689	62	(4,751)	(128)	—
Net cash generated from (used in) investing activities with external parties	3,856	(13,440)	(2,686)	(1,872)	—	(14,142)
Net cash generated from (used in) investing activities	6,896	(3,201)	(2,394)	(7,609)	(7,834)	(14,142)
Capital injection and other proceeds from shareholders	—	1,276	1,158	—	(2,434)	—
Loan from group companies	—	20,734	—	76	(20,810)	—
Loan repayments to group companies	—	(23,936)	(2,937)	(4,077)	30,950	—
Other financing activities with group companies	—	(98)	(30)	—	128	—
Net cash generated from (used in) financing activities with external parties	(6,805)	(257)	617	(157)	—	(6,602)
Net cash generated from (used in) financing activities	(6,805)	(2,281)	(1,192)	(4,158)	7,834	(6,602)

	For the Year Ended December 31, 2023
	DiDi		Primary	VIEs and
	Global	Other	Beneficiaries	VIEs’	Eliminating	Consolidated
	Inc.	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	(RMB in millions)
Net cash generated from (used in) inter-company transactions(3)	—	(6,270)	6,591	(321)	—	—
Net cash generated from (used in) operating activities with external parties	(93)	1,018	(14,573)	16,834	—	3,186
Net cash generated from (used in) operating activities	(93)	(5,252)	(7,982)	16,513	—	3,186
Capital contribution and other investment to subsidiaries	—	(910)	—	—	910	—
Loan to group companies	(38,341)	(7,673)	(1,680)	—	47,694	—
Loan repayments from group companies	35,870	13,195	5,999	—	(55,064)	—
Other investing activities with group companies	—	95	(95)	—	—	—
Net cash generated from (used in) investing activities with external parties	2,240	(4,280)	1,119	1,202	—	281
Net cash generated from (used in) investing activities	(231)	427	5,343	1,202	(6,460)	281
Capital injection and other proceeds from shareholders	—	—	910	—	(910)	—
Loan from group companies	—	38,341	1,903	7,450	(47,694)	—
Loan repayments to group companies	—	(35,870)	—	(19,194)	55,064	—
Other financing activities with group companies	—	180	(180)	—	—	—
Net cash generated from (used in) financing activities with external parties	93	(956)	652	3,101	—	2,890
Net cash generated from (used in) financing activities	93	1,695	3,285	(8,643)	6,460	2,890

Notes:

(1)	Represents the elimination of the intercompany service charge under a series of commercial agreements at the consolidation level.
(2)	Represents the elimination of the intercompany balances and investment among DiDi Global Inc., other subsidiaries, primary beneficiaries of VIEs and VIEs and VIEs’ subsidiaries. The carrying amounts of investments in subsidiaries and VIEs for their share of cumulative losses were reduced to nil as of December 31, 2023, 2024 and 2025, respectively, and the carrying amounts of “amounts due from group companies” were further adjusted. As of December 31, 2023, 2024 and 2025, there were no balances for service fees charged to VIEs pursuant to each exclusive business cooperation agreement with the VIEs.
(3)	For the years ended December 31, 2023, 2024 and 2025, cash paid by VIEs to subsidiaries under a series of commercial agreements mainly including technical service fees, were RMB321 million, RMB19,313 million and RMB23,184 million, respectively. For the years ended December 31, 2023, 2024 and 2025, no service fees were paid by the VIEs to our PRC subsidiaries pursuant to each exclusive business cooperation agreement with the VIEs.

Transfers of Cash within DiDi Group

The following is a summary of cash transfers that have occurred between our subsidiaries and the VIEs:

	For the Year Ended December 31,
	2023	2024	2025

	(RMB in millions)
Cash paid by the VIEs to our subsidiaries under a series of commercial agreements	(321)	(19,313)	(23,184)
Cash paid by the VIEs to our subsidiaries for inter-company investing activities	—	(5,737)	—
Cash received by the VIEs from our subsidiaries for inter-company investing activities	—	—	1,247
Cash paid by the VIEs to our subsidiaries for inter-company financing activities	(19,194)	(4,077)	(6,099)
Cash received by the VIEs from our subsidiaries for inter-company financing activities	7,450	76	1

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in the Chinese mainland and Hong Kong, including our auditor. In June 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of the annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed the Chinese mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual reports on Form 20-F for the fiscal years ended December 31, 2022, 2023 and 2024.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in the Chinese mainland and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in the Chinese mainland and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, our securities would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PCAOB was historically unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.” and “Item 3. Key Information—D. Risk Factors—Risks Relating to doing Business in China —Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. A prohibition on trading of the ADSs, or the threat of a prohibition on trading, may materially and adversely affect the value of your investment.”

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

We have operations in China and 14 other countries through our platforms or our partnerships across the world as of December 31, 2025. We are subject to differing and sometimes conflicting laws and regulations in the various jurisdictions where we provide our offerings. As the shared mobility industry is still at a relatively early stage of development, new laws and regulations may be adopted from time to time to address new issues that come to the authorities’ attention.

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

In addition, since some of the existing laws and regulations governing our business activities have only been recently promulgated, how they will be interpreted or implemented depends on the implementation rules to be promulgated by the regulators. If we fail to comply with these regulatory requirements, we may be subject to legal risks. For example, we generally treat drivers as independent contractors, but that determination may be challenged. See “—Our business would be adversely affected if drivers were classified as employees, workers or quasi-employees.” A large number of proposals are before various national, regional, and local legislative bodies and regulatory entities regarding issues related to our industry or our business model. As we expand into new cities or countries or as we add new products and services to our platform, we may become subject to additional laws and regulations that we are not subject to now. Existing or new laws, regulations and regulatory policies are being continuously amended and improved, and the interpretation and implementation of newly established policies may remain uncertain, which could expose us to substantial liability, including expenses necessary to comply with such laws and regulations, and could dampen the growth and usage of our platform, which could adversely affect our business and results of operations.

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

The PRC government has proposed or promulgated a number of new measures and regulations in recent years regarding cybersecurity and data security, such as the Cybersecurity Law promulgated by the Standing Committee of the National People’s Congress in November 2016 that came into effect in June 2017, which was amended in October 2025 and the amendment took effect in January 2026, the Data Security Law promulgated by the Standing Committee of the National People’s Congress in June 2021 that came into effect in September 2021, the Personal Information Protection Law promulgated by the Standing Committee of the National People’s Congress in August 2021, effective in November 2021. These regulatory developments impose more specific and comprehensive requirements with respect to data security and privacy protection. For more information about these PRC laws and regulations, see “Item 4. Information on the Company—B. Business Overview— Regulation—PRC Regulations—Regulations Relating to Cybersecurity and Information Security” and “Item 4. Information on the Company—B. Business Overview—Regulation—PRC Regulations—Regulations Relating to Privacy Protection.”

On December 28, 2021, the CAC, together with certain other PRC governmental authorities, promulgated the Revised Cybersecurity Review Measures, which took effect from February 15, 2022. Pursuant to these measures, the purchase of network products and services by an operator of critical information infrastructure or the data processing activities of a network platform operator that affect or may affect national security will be subject to cybersecurity review. In addition, any online platform operator possessing over one million users’ individual information must apply for a cybersecurity review before listing abroad. The competent governmental authorities may also initiate a cybersecurity review against an operator if the authorities believe that the network product or service or data processing activities of the operator affects or may affect national security. Article 10 of the Revised Cybersecurity Review Measures also set out certain national security risk factors to be considered and assessed under the cybersecurity review. In addition, the PRC Cybersecurity Law provides that personal information and important data collected and generated by operators of critical information infrastructure in the course of their operations in the PRC should be stored in the PRC, and imposes heightened regulation and additional security obligations on operators of critical information infrastructure. The recently amended PRC Cybersecurity Law strengthens enforcement measures and significantly increases penalties for violations of the law. See “Item 4. Information on the Company—B. Business Overview—Regulation—PRC Regulations—Regulations on Cybersecurity and Information Security.” Operators of critical information infrastructure may be subject to increased regulatory scrutiny and significant additional compliance costs. As of the date of this annual report, no regulator has promulgated any detailed implementation rules, the specific scope of “operators of critical information infrastructure” is subject to the discretion of the regulators and the specific rules regarding whether an activity “will or may affect national security” have not yet been promulgated. As such, how the Revised Cybersecurity Review Measures will be interpreted or implemented depends on the implementation rules to be promulgated by the regulators. If we fail to comply with these new regulatory requirements, we may be subject to new legal risks.

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

In the meantime, the PRC regulatory authorities have also enhanced the supervision and regulation of cross-border data transfer. For example, the CAC promulgated the Measures for the Security Assessment of Cross-Border Data Transfer, which took effect on September 1, 2022. These measures require data processors providing data to overseas recipients to apply for a security assessment of cross-border data transfer by the national cybersecurity authority through its local counterpart under certain circumstances. The CAC also promulgated the Measures on the Standard Contract for Cross-border Transfer of Personal Information, which became effective on June 1, 2023. These measures require personal information processors providing personal information to overseas recipients by entering into standard contracts to file with the local counterpart of the CAC under certain circumstances. On March 22, 2024, the CAC promulgated the Provisions on Promoting and Standardizing Cross-Border Data Transfer, which further set forth the circumstances that are exempted from, and thresholds for, performing the security assessment or filing procedures for cross-border data transfer under these measures. Furthermore, the CAC and the State Administration for Market Regulation jointly promulgated the Measures for the Certification of the Outbound Transfer of Personal Information on October 14, 2025, which took effect on January 1, 2026. These measures set forth the requirements for personal information processors to conduct cross-border transfers of personal information by obtaining certification for outbound transfers of personal information from qualified certification institutions.

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

We have received negative media coverage in the past which has adversely affected our brand and reputation and fueled distrust of our company, such as with respect to the killing of two riders using our hitch service in separate incidents in 2018. We have also received significant negative publicity since our initial public offering closed at the beginning of July 2021, relating to our decision to list our ADSs on the New York Stock Exchange, or the NYSE, and to investigations of our data security measures. This and other negative publicity we have faced in the past from time to time have adversely affected our brand and reputation. Negative publicity makes it more difficult for us to attract and retain consumers, reduces confidence in and use of our products and offerings, invites legislative and regulatory scrutiny, and results in litigation and governmental investigations.

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

We have incurred significant losses from operations in the past, and we may not maintain operating profit.

We have incurred losses from operations in the past. We incurred an operating loss of RMB2.8 billion in 2023, generated an operating profit of RMB1.9 billion in 2024, and incurred an operating loss of RMB3.6 billion (US$519.0 million) in 2025. We may not be able to achieve or maintain operating profit in the future. Our expenses will likely increase in the future as we develop and launch new offerings and technologies, expand in existing and new markets, and continue to invest in our platform. These efforts may be more costly than we expect and may not result in increased revenues or growth in our business. Any failure to increase our revenues sufficiently to keep pace with our investments and other expenses could prevent us from achieving or maintaining operating profit or positive operating cash flow on a consistent basis. If we are unable to successfully address these risks and challenges as we encounter them, our business, financial condition and results of operations could be adversely affected.

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

We are making investments in new offerings and technologies, and expect to continue making such investments in the future. These new initiatives are inherently risky, and we may not realize the expected benefits from them.

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

To continue to attract and retain drivers and consumers to our platform, we have invested and will need to continue to invest in the development of new or upgraded services, products and technologies that add value for them and that differentiate us from our competitors, such as the various service offerings that are included in or may be added to our Other Initiatives segment. Developing and delivering these new or upgraded services, products, and technologies is costly, and the success of such services, products, and technologies depends on several factors, including the timely completion, introduction, government regulation and market acceptance of those services, products, and technologies. Moreover, any of these new or upgraded services, products, or technologies may not work as intended or may not provide the intended value to drivers or consumers. In addition, we may not be able to provide upgrades at all if app stores are prohibited from allowing our apps to be downloaded. If we are unable to continue to develop or manage new or upgraded services, products and technologies, or if drivers or consumers do not value them or perceive the benefit in them, then drivers or consumers may choose not to use our platform, which would adversely affect our operating results. In addition, we may also lose our investments in connection with our development of these new or upgraded services, products and technologies. For example, from time to time we acquire assets necessary for some of our new or upgraded services, such as bikes and e-bikes, which in 2025 constituted the second largest component of our property and equipment in the ordinary course of our business. We have incurred, and in the future may incur, additional impairment charges, asset write-offs and/or other losses related to these assets, based in part on our management’s judgment in light of new and evolving business developments from time to time. Our financial condition and results of operations may be materially adversely affected if we are unable to introduce or manage new or upgraded services, products and technologies or if we lose our investments in connection with development of these services, products and technologies.

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

Starting in July 2021, we and certain of our officers and directors were named as defendants in several putative securities class actions filed in federal court in New York and California. These actions alleged, in sum and substance, that the registration statement and prospectus we prepared for our June 30, 2021 initial public offering contained material misstatements and omissions in violation of the Securities Act of 1933, the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. In December 2025, we, other defendants, and the plaintiffs entered into a settlement agreement to resolve the litigation, under which we agreed to pay US$740 million. The settlement is subject to further court approval, with a hearing scheduled for June 16, 2026. The settlement does not constitute an admission of liability or wrongdoing or a finding that the claims asserted had any merit. We deny all allegations of fault, liability, wrongdoing, or damages and entered into the settlement to avoid the cost and disruption to our business that could arise from or be associated with continued litigation. Separately, in December 2021, we and certain of our officers and directors were named as defendants in a putative securities class action filed in state court in New York, which similarly alleges that the registration statement and prospectus we prepared for our initial public offering contained material misstatements and omissions. The state court action remains in its preliminary stage. We cannot predict the timing, outcome or consequences of this action, and there is no basis to conclude at this point whether the action will be successful or whether the Company will be subject to any damages and, if so, how much. For additional details about these legal actions, please see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings.”

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

Illegal, improper or otherwise inappropriate activities carried out by drivers, consumers or other users, whether or not occurring while utilizing our platform, could expose us to liability and harm our business, brand, financial condition and results of operations.

Illegal, improper or otherwise inappropriate activities carried out by drivers, consumers or other users, including the activities of individuals who may have previously engaged with our platform but are not then receiving or providing services offered through it, or individuals who are intentionally impersonating users of our platform, could adversely affect our brand, business, financial condition and results of operations. These activities may include assault, abuse, theft and other misconduct. While we have implemented various measures intended to anticipate, identify and address the risk of these types of activities, these measures may not adequately address or prevent all illegal, improper or otherwise inappropriate activities by these parties. Such conduct could expose us to liability or adversely affect our brand or reputation. At the same time, if the measures we have taken to guard against these illegal, improper or otherwise inappropriate activities are too restrictive and inadvertently prevent or discourage drivers, consumers or other users from remaining engaged on our platform, or if we are unable to implement and communicate these measures fairly and transparently or are perceived to have failed to do so, the growth and retention of the number of drivers, consumers and other users on our platform and their utilization of our platform could be negatively impacted. Further, any negative publicity related to the foregoing, whether such incident occurred on our platform or on our competitors’ platforms, could adversely affect our reputation and brand or public perception of ride hailing and other mobility services in general, which could negatively affect demand for platforms like ours, and potentially lead to increased regulatory or litigation exposure. Any of the foregoing risks could harm our business, financial condition and results of operations.

If we fail to effectively manage our growth or implement our business strategies across our multiple segments, our business and results of operations may be materially and adversely affected.

Since our inception, we have experienced rapid growth in our business, the number of drivers and consumers on our platform and our geographic reach, and we expect to continue to experience growth in the future. We have operations in China and 14 other countries through our platforms or our partnerships across the world as of December 31, 2025. This growth has placed, and may continue to place, significant demands on our management and our operational and financial infrastructure. Our ability to manage our growth effectively and to integrate new employees, technologies and acquisitions into our existing business will require us to continue to expand our operational and financial infrastructure and to continue to retain, attract, train, motivate and manage employees. Continued growth could strain our ability to develop and improve our operational, financial and management controls, enhance our reporting systems and procedures, recruit, train and retain highly skilled personnel and maintain user satisfaction. Additionally, if we do not effectively manage the growth of our business and operations, the quality of our offerings could suffer, which could negatively affect our reputation and brand, business, financial condition and results of operations. Our growth strategies may evolve and change from time to time. For instance, some of the businesses in our International segment, including in Latin America, and in our Other Initiatives segment are developing rapidly, and therefore we may decide to accelerate our investment and increase our spend in such businesses based on dynamic and constantly changing market conditions. If such increased investments and spend do not lead to the growth of our business as planned, our results of operations and financial condition may be materially adversely affected.

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

We have invested, and we expect to continue to invest, substantial amounts in autonomous driving technologies. We believe that autonomous driving will be instrumental in further reducing the costs of mobility and will help us achieve improved standards in transportation safety. However, the development of such technology is expensive and time-consuming and may not be successful. Several other companies around the world are also developing autonomous driving technologies, and we expect that they will use such technology to further compete with us in the mobility industry. In the event that our competitors bring autonomous vehicles to market more rapidly or more successfully than we do, or their technology is or is perceived to be superior to ours, they may be able to leverage such technology to compete more effectively with us, which would adversely impact our financial performance and our prospects.

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

The PRC has adopted regulations governing the use of algorithms. If new or existing regulations restrict our ability to use algorithms in our business, our financial performance and prospects would be adversely impacted.

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

Any unforeseen public health matters, such as pandemics, epidemics or other outbreaks of contagious diseases, could adversely affect our operations or the economies of the markets where we operate. For example, an outbreak of a disease similar to COVID-19 could result in the temporary closure of corporate offices, retail stores, and manufacturing facilities across the markets in which we operate, which could in turn result in a decrease in both the demand for our mobility offerings and the supply of drivers. Outbreaks of other similar contagious diseases may materially and adversely affect our business, financial condition and results of operations in the current and future years.

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

To continue to effectively compete, we will require additional funds to support the growth of our business and allow us to invest in new products, offerings, and markets. If we raise additional funds through further issuances of equity or convertible debt securities, our existing shareholders may suffer significant dilution. If we raise funds for a specific project by selling a share of the equity interests in the entity that is developing a project, we and our shareholders will not reap all of the benefits of any future success of those projects. For example, the entities engaged in our bike and e-bike sharing, autonomous driving, intra-city freight and international financial services businesses have each issued equity interests in their share capital in the course of their independent financings. We may cease to be the controlling shareholder of these subsidiaries as a result of such financings, which may result in the deconsolidation of their businesses. In addition, pursuant to the terms of such subsidiary financings, we have granted exit rights to certain investors which allow them to request us to repurchase their shares in these subsidiaries with cash or shares of our company under certain circumstances. Neither the amount of cash nor the number of our shares that may be paid or issued upon the investors’ exercise of such exit rights is determinable at this time and will depend on many factors which are out of our control. We may be obliged to issue a large number of shares in our company to the investors, which may significantly dilute the interests of existing shareholders or, if we need to pay large sums of cash to repurchase those investors’ shares, our liquidity and financial conditions may be materially and adversely affected. See “Item 4. Information on the Company—A. History and Development of the Company—Subsidiary Financings.” If we incur debt to finance our business, we may be required to use a substantial portion of our cash flows from operations to pay interest and principal on our indebtedness. Such payments would reduce the funds available to us for working capital, capital expenditures, and other corporate purposes and limit our ability to obtain additional financing for working capital, capital expenditures, expansion plans, and other investments. Additional fundraising may also subject us to operating and financing covenants that may restrict our business and operations. Finally, our delisting from the NYSE would make it more difficult for us to raise capital by making our shares less attractive to potential investors, which could force us to rely on ways of raising capital that are less favorable than those normally available to listed companies. As a result, we may be less able to implement our business strategy, more vulnerable to downturns in our business, the industry, or in the general economy, have less flexibility in planning for, or reacting to, changes in our business and the industry, and be unable to take advantage of business opportunities as they arise.

If we are unable to protect our intellectual property, or if third parties are successful in claiming that we are misappropriating the intellectual property of others, we may incur significant expense and our business may be adversely affected.

Our intellectual property includes the content of our websites, mobile applications, registered domain names, software code, firmware, hardware and hardware designs, trademarks (whether registered or not), trademark applications, copyrights (whether registered or not), trade secrets, inventions (whether patentable or not), patents, and patent applications. We believe that our intellectual property is essential to our business and affords us a competitive advantage in the markets in which we operate. If we do not adequately protect our intellectual property, our brand and reputation may be harmed, drivers and consumers could devalue our service and product offerings, and our ability to compete effectively may be impaired.

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

Factors such as inflation, increased fuel prices, and increased vehicle purchase, rental, or maintenance costs may increase the costs incurred by drivers when providing services on our platform. Many of the factors affecting driver costs are beyond their control, such as recent increases to fuel due to geopolitical conflicts. In many cases, these increased costs may cause drivers to spend less time providing services on our platform or to seek alternative sources of income. There is no guarantee that any measures we take to address the increases in driver operating costs will be successful. For example, if we pass on such costs to riders by increasing the prices of fares charged to riders, riders may take fewer trips or seek alternative modes of transportation, which could reduce demand on our platform. Alternatively, if we provide additional incentives to drivers in order to maintain the supply of drivers on our platform, our operating costs would increase and our operating results could be adversely affected. If ultimately there is a decrease in the number of drivers on our platform, our network liquidity would decrease, which could harm our business and operating results.

In addition to the impact of fuel costs and other costs affecting drivers, higher food and other living costs may reduce consumers’ discretionary spending, including spending on ride-hailing or food delivery services. This would reduce the demand for such services on our platform, which could also adversely affect our results of operations.

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

In December 2021, media reported that China plans to amend laws to allow ride-hailing drivers and food delivery workers to form unions. Representation of ride-hailing drivers and food delivery worker on our platform in China by unions may complicate our relationship with them and our supply of drivers may be affected adversely. On November 8, 2023, the Ministry of Human Resources and Social Security promulgated three guidelines regarding workers engaged in new forms of employment, namely (i) the Guidelines on Protecting the Rights and Interests of Rest and Remuneration for Workers Engaged in New Forms of Employment, (ii) the Guidelines on the Publicity of Labor Rules for Workers Engaged in New Employment Forms, and (iii) the Service Guidelines for the Maintenance of Rights and Interests of Workers Engaged in New Forms of Employment. These guidelines provide that, among other things, workers engaged in new forms of employment have the right to join labor unions and existing labor unions shall actively encourage such workers to join them. If a platform enterprise (or a partner of the platform enterprise who provides the platform with workers) violates the laws, regulations and policies that protect the rights and interests of workers in new forms of employment, the labor unions shall issue opinions or require the platform enterprise (or its partner) to rectify the violations. Additionally, on April 22, 2025, nine PRC governmental authorities, including the Ministry of Human Resources and Social Security, jointly issued the Notice on Expanding Pilot Occupational Injury Insurance for Workers in New Forms of Employment, which took effect on July 1, 2025. The notice mandates a three‑year phased expansion of occupational injury insurance pilots by expanding coverage to additional provinces, enterprises and industry sectors, including ride‑hailing, food delivery and intra‑city freight. It requires platform enterprises, including us, to make per‑order contributions for eligible workers, provide timely medical treatment in the event of occupational injuries, and assist with insurance registration, contribution collection and benefit claims processing. Non‑compliance with contribution obligations or failure to fulfill injury‑related support duties may expose platforms to regulatory penalties. For details, see “Item 3. Key Information—D. Risk Factors— Risks Relating to Doing Business in China—Increases in labor costs and enforcement of stricter labor laws and regulations in China may adversely affect our business and our profitability.” In addition, regulatory developments in other jurisdictions where we operate may also affect the classification, rights and benefits of drivers. For example, Mexico adopted amendments to its Federal Labor Law in December 2024 establishing a legal framework regulating workers who provide services through digital platforms. The reform became effective in June 2025 and as a result, platform companies may face increased exposure to labor claims, social security obligations and enforcement risks. Compliance with such regulatory developments may increase our operating costs and could adversely affect our business.

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

In certain jurisdictions, including Brazil and Mexico, we allow consumers to use cash to pay drivers the fare of rides and cost of food delivery. The use of cash raises numerous regulatory, operational, and safety concerns. For example, many jurisdictions have specific regulations regarding the use of cash for ride hailing and certain jurisdictions prohibit the use of cash for ride hailing. Failure to comply with these regulations could result in the imposition of significant fines and penalties and could result in a regulator requiring that we suspend operations in those jurisdictions. In addition to these regulatory concerns, the use of cash can increase safety and security risks for drivers and riders, including potential robbery, assault, violent or fatal attacks, and other criminal acts. Serious safety incidents resulting in robberies and violent, fatal attacks on drivers while using our platform have been reported. If we are not able to adequately address any of these concerns, we could suffer significant reputational harm, which could adversely impact our business.

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

We generate a significant percentage of our transactions from certain major cities. We experience greater competition in large cities than we do in other markets in which we operate, which has led us to offer significant driver incentives and consumer discounts and promotions in these cities. As a result of our geographic concentration, our business and financial results are susceptible to economic, social, weather, and regulatory conditions or other circumstances in each of these cities. Outbreaks of contagious diseases or other viruses could lead to a sustained decline in the desirability of living, working and congregating in the cities in which we operate. Any short-term or long-term shifts in the travel patterns of consumers away from cities, due to health concerns regarding epidemics or pandemics, could have an adverse impact on our GTV from these areas. An economic downturn, increased competition, or regulatory obstacles in any of these cities would adversely affect our business, financial condition, and operating results to a much greater degree than would the occurrence of similar events in other areas. In addition, any changes to local laws or regulations within these cities that affect our ability to operate or increase our operating expenses in these markets would have an adverse effect on our business. Furthermore, if we are unable to renew existing licenses or do not receive new licenses in the major cities where we operate or such licenses are terminated, any inability to operate in such urban area, as well as the publicity concerning any such termination or non-renewal, could adversely affect our business, financial condition, and operating results.

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

Businesses we invest in or acquire may not perform as well as we expect. In 2023, 2024 and 2025, the impairment provision for investments was RMB29.9 million, RMB662.7 million and RMB8.7 million (US$1.2 million), respectively, which primarily arose from the impairment of investments accounted for using the equity method and debt investments at amortized cost. In addition, we recorded historical net fair value losses on certain investment-related financial instruments, amounting to RMB262.4 million in 2023. Failure to manage and successfully integrate acquired businesses and technologies, including managing any privacy or data security risks associated with such acquisitions, may harm our operating results and expansion prospects.

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

We had RMB46.3 billion (US$6.6 billion) of goodwill as of December 31, 2025, representing 29.4% of our total assets as of that date. This goodwill is attributable to our acquisitions of Kuaidi and Uber China. We recognized RMB8.4 billion in goodwill in our China Mobility segment in connection with the acquisition of Kuaidi in 2015 and RMB37.9 billion in goodwill in our China Mobility segment in connection with the acquisition of Uber China in 2016.

We carried out an annual impairment test on goodwill by comparing the recoverable amount of the China Mobility Group of cash-generating units with its carrying amount at the end of 2025 and concluded that there was no impairment of goodwill as of December 31, 2025. See Note 17 to our consolidated financial statements included elsewhere in this annual report for details. However, the key assumptions could change in the future, reducing the fair value of reporting unit to a level that would result in an impairment of goodwill. We may incur a material loss if we determine that part or all of the goodwill in our China Mobility segment is impaired.

If we are unable to manage the risks presented by our international expansion, our financial results and future prospects will be adversely impacted.

We have operations in China and 14 other countries through our platforms or our partnerships across the world as of December 31, 2025. We began expanding into international markets in 2018 and have limited experience operating in many jurisdictions outside of China. We have made, and expect to continue to make, significant investments to expand our international operations and compete with local competitors. Such investments may not be successful and may negatively affect our operating results. Our International segment had adjusted EBITA losses of RMB2.3 billion, RMB1.8 billion and RMB6.1 billion (US$865 million) in 2023, 2024 and 2025, respectively.

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

We have operations in, and have business relationships with, entities in countries known to experience high levels of corruption. We are subject to anti-corruption laws in the jurisdictions in which we operate that prohibit improper payments or offers of payments to foreign governments, their officials, and political parties for the purpose of obtaining or retaining business. We are also subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, and will remain so for so long as we remain a reporting company under section 15(d) of the Securities Exchange Act of 1934. Regulators continue to focus on the enforcement of these laws, and we may be subject to additional compliance requirements to identify criminal activity and payments to sanctioned parties. Our activities in certain countries with high levels of corruption enhance the risk of unauthorized payments or offers of payments by drivers, consumers, employees, consultants, or business partners in violation of various anti-corruption laws, even though the actions of these parties are often outside our control. If we are found to be not in compliance with the FCPA and other applicable anti-corruption laws, we may be subject to penalties and other remedial measures, which may have an adverse impact on our reputation, business and results of operations. Any investigation of any potential violations of the FCPA or other anti-corruption laws by government authorities may cause us to incur significant expenses, divert management attention, and adversely affect our business and results of operations.

We have granted and may continue to grant options and other types of awards under our share incentive plan, which may result in increased share-based compensation expenses.

We adopted our 2017 Equity Incentive Plan in December 2017. The 2017 Equity Incentive Plan was subsequently amended and restated. In June 2021, we adopted our 2021 Share Incentive Plan, effective as of June 29, 2021, for the same purpose. Under the 2017 Equity Incentive Plan, we are authorized to grant options and other types of awards. The maximum aggregate number of ordinary shares that may be issued under the 2017 Equity Incentive Plan is 195,127,549 shares. The maximum aggregate number of ordinary shares which may be issued under the 2021 Share Incentive Plan is initially 116,906,908 shares, subject to annual increase. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.” As of March 20, 2026, awards to purchase 33,873,326 ordinary shares that were granted under the 2017 Equity Incentive Plan remained outstanding and awards to purchase 55,894,496 ordinary shares that were granted under the 2021 Share Incentive Plan remained outstanding. As a result, we have incurred and expect to continue to incur substantial share-based compensation expenses in the future.

We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards to employees, directors and consultants in the future. As a result, our expenses associated with share-based awards may increase, which may have an adverse effect on our results of operations. Historically, we modified the key terms applicable to certain grants, including the modifications we described in our consolidated financial statements. We may further modify the key terms applicable to the grants under our currently effective share incentive plan from time to time. If we choose to modify the key terms, we may experience substantial changes in our share-based compensation charges in the future.

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

We provide food delivery services in select markets outside of China, namely Brazil, Mexico, Costa Rica, Colombia and Peru. We rely upon merchants on our platform, including small and local independent restaurants, to provide quality food to our consumers at expected price points. If these merchants experience difficulty servicing consumer demand, producing quality food at affordable prices, or meeting our other requirements or standards, or experience problems with their point-of-sale or other technologies, our reputation and brand could be damaged. Moreover, an increase in merchant operating costs could cause merchants on our platform to raise prices, renegotiate commission rates, or cease operations, which could in turn adversely affect our operational costs and efficiency, and if merchants on our platform were to cease operations, temporarily or permanently, we may not be able to provide consumers with sufficient merchant selection, which we expect would reduce the number of consumers on our platform. Many of the factors affecting merchant operating costs, including off-premise costs and prices, are beyond the control of merchants and include inflation, costs associated with the goods provided, labor and employee benefit costs, rent costs, and energy costs. If merchants pass along these increased operating costs and increase prices on our platform, order volume may decline. Additionally, some merchants choose to charge higher prices on our platform relative to their in-store prices. This practice can negatively affect consumer perception of our platform and could result in a decline in consumers or order volume, or both, which would adversely affect our financial condition and results of operations.

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

The Trump Administration has announced its desire to use tariffs as a tool to strengthen the U.S. economy and industrial sector, as well as leverage to negotiate trade relations with other countries. For example, since early 2025, the U.S. has implemented significant changes to U.S. trade policy, including by imposing tariffs on imports from various countries. It remains unclear what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade agreements, the imposition of tariffs on goods imported into the U.S., tax policy related to international commerce, or other trade matters. As a result, global trade tensions have heightened substantially may escalate even further, which may materially and adversely affect global trade and global economic conditions. There is significant uncertainty about the future relationship between the United States and China and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs, which has led to concerns regarding the potential for an extended trade war. Heightened tensions among the United States, China, Mexico, or other countries where we operate, could reduce or restrict the levels of trade, investments, technological exchanges, and other economic activities between such countries. The existing tensions and any further deterioration in the relationship between such countries may have a negative impact on the general, economic, political, and social conditions in the countries where we operate and could adversely impact our business, financial condition, and results of operations.

In addition, geopolitical tensions may intensify and the United States, China, or other countries may adopt drastic measures in the future that further impact our global business operations. Recent legislative activities in the U.S. regarding a number of technology companies with significant Chinese operations have raised concerns as to whether the U.S. may expand the regulatory challenges and restrictions to other technology companies with significant Chinese operations. Similar or more expansive restrictions that may be imposed by the United States or other jurisdictions in the future, could materially and adversely affect our business. The adoption or expansion of restrictions, including restrictions or complete bans on access to apps and other platforms, cross-border data transfers, or other governmental action, has the potential to adversely impact our business, operational results and financial position. For example, on October 28, 2024, the U.S. Department of the Treasury issued a final rule on outbound investment, or the Outbound Rule, to implement Executive Order 14105, Addressing United States Investments in Certain National Security Technologies and Products in Countries of Concern (Aug. 9, 2023). The Outbound Rule, which came into effect on January 2, 2025, imposes investment prohibition and notification requirements on U.S. persons for a wide range of investments in entities associated with China (including Hong Kong and Macau), collectively defined as “Covered Foreign Persons,” that are engaged in activities relating to three sectors: (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems. U.S. persons subject to the Final Rule are prohibited from making, or required to report, certain investments in Covered Foreign Persons, which are defined as “covered transactions.” If we were to be deemed a “Covered Foreign Person” under the Outbound Rule, our ability to raise capital would be significantly and negatively affected. Additionally, the trading price of our shares and/or the ADSs may be materially and adversely affected, and the value of our securities may decline significantly. The Trump Administration has expressed a potential interest in expanding the scope of the Outbound Rule, which may further impact our business. On December 18, 2025, the Comprehensive Outbound Investment National Security Act of 2025, or the COINS Act, was signed into law. The COINS Act will keep the core of the Outbound Investment Rule while expanding its scope and coverage and clearly including underwriting services as an exception and amending certain key definitions such as “Covered Foreign Person.” The COINS Act will not take effect until the Department of Treasury issues new regulations (subject to notice and comment), which it must do by March 13, 2027, providing Department of Treasury with the opportunity to further amend or expand existing prohibitions and restrictions in accordance with the COINS Act. In the meantime, the existing Outbound Investment Rule will remain in effect. The content of the implementation regulations remain uncertain. If our ability to raise such capital is significantly and negatively affected, it could be detrimental to our business, financial condition and prospects, and our ADSs may significantly decline in value.

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

On June 24, 2022, the Standing Committee of the National People’s Congress of China decided to amend the Anti-monopoly Law. The amendment took effect on August 1, 2022. Compared with the previous Anti-monopoly Law, the amendment further provides that operators must not abuse data, algorithms, technology, capital advantages and platform rules to engage in monopolistic behaviors that are prohibited by the Anti-monopoly Law and further emphasizes that operators with dominant market position shall not abuse their dominant market position by these means. In addition, the amendment increases the fines for illegal conclusion and implementation of monopoly agreements and introduces different fines for illegal concentration of business operators under different circumstances. Following this, on March 10, 2023, the State Administration for Market Regulation promulgated the Provisions on Prohibiting Monopoly Agreements, the Provisions on Prohibiting Abuse of Dominant Market Positions, the Provisions on the Examination of Concentrations of Undertakings and the Provisions on Prohibiting the Acts of Eliminating or Restricting Competition by Abuse of Administrative Power, all of which came into effect on April 15, 2023. The Provisions on Prohibiting Monopoly Agreements was later amended on December 9, 2025, and the amendment took effect on February 1, 2026. These provisions specify and refine the provisions of the Anti-monopoly Law. For example, these provisions specify the conditions for suspending the review period for calculating the concentration of undertakings, clarify the judgment factors of “control” and “implementation of concentration” in the review of concentration of undertakings, optimize the calculation of turnover of undertakings involved in concentration, etc. Besides, these provisions further emphasize that operators with dominant market positions shall not utilize data, algorithms, technologies and rules of the platform, among others, to conduct acts of abusing their dominant market positions as stipulated thereunder. For more details, see “Item 4. Information on the Company—B. Business Overview—Regulation—PRC Regulations—Regulations Relating to Anti-Monopoly.”

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

In order to comply with existing anti-monopoly and other laws and regulations and new anti-monopoly and other laws and regulations that may be enacted in the future, we may need to devote significant resources and efforts, including restructuring affected businesses, changing our business practices and adjusting our investment activities, which may materially and adversely affect our business, growth prospects and reputation. For example, in April 2021, the State Administration for Market Regulation, together with the CAC and the State Administration of Taxation, held a meeting with more than 30 major internet companies in China, including us. All companies that participated in the meeting were required to conduct a self-inspection within one month to identify and correct possible violations of anti-monopoly, anti-unfair competition, tax and other related laws and regulations and submit their compliance commitments for public supervision. We have completed the self-inspection and the governmental authorities have conducted onsite inspections of our company. Our self-inspection uncovered a number of areas which could be deemed problematic from a compliance perspective, including potential anti-competitive practices in ancillary services such as electric vehicle charging, disclosure of driver income and related policies, inaccurate marketing and promotional materials, potentially unfair pricing in the community group buying business that were part of our group at that time, and failure to make filings of certain transactions subject to merger control review. We have made efforts to correct or improve the above areas to ensure compliance to the extent we can. However, we cannot assure you that we will not be subject to any penalty with respect to any violations of anti-monopoly, anti-unfair competition, pricing, advertisement, privacy protection, food safety, product quality, tax and other related laws and regulations. We expect that these areas will receive greater and continued attention and scrutiny from regulators and the general public going forward. As a result, we may be subject to additional inspections and/or investigations and may incur additional costs and expenses, devote more of our management’s attention and allocate additional resources to comply with laws, regulations and other requirements of the governmental authorities. If we are required to take any rectifying or remedial measures or are subject to any penalty, our reputation and business operations may be materially and adversely affected.

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

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in the Chinese mainland a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed the Chinese mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in the Chinese mainland and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in the Chinese mainland and Hong Kong and our auditor was subject to that determination. In June 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed the Chinese mainland and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual reports on Form 20-F for the fiscal years ended December 31, 2022, 2023 and 2024 and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2025.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in the Chinese mainland and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in the Chinese mainland and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If that happens and we are unable or have not yet listed on a non-U.S. exchange and a market does not develop outside of the United States, your ability to sell or purchase our securities when you wish to do so would be substantially impaired, which would have a negative impact on the price of our securities. Also, these circumstances would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

Furthermore, on July 16, 2021, the Ministry of Human Resources and Social Security, the National Development and Reform Commission, the Ministry of Transport, together with several other governmental authorities jointly promulgated Guiding Opinions on Safeguarding the Rights and Interests of Workers Engaged in New Forms of Employment, which require, among other things, that platform enterprises who have adopted labor outsourcing and other cooperative labor methods must take responsibility in accordance with laws and regulations for any harm to workers’ rights and interests. The guiding opinions also call for organizing and launching pilot programs for occupational injury protection of flexible employment personnel, with a focus on platform enterprises in industries such as mobility, takeout, instant delivery and intra-city freight, and encourage platform enterprises to improve the protection for flexible employment personnel on the platform by purchasing personal accident, employer liability and other commercial insurances. On November 17, 2021, the Ministry of Transport, the National Development and Reform Commission, the CAC and certain other governmental authorities jointly promulgated the Opinions on Strengthening the Protection of the Rights and Interests of Workers in New Forms of Transportation Industry, which provide that the governmental departments shall urge online ride hailing platform enterprises to announce pricing rules and income distribution rules to interested parties such as drivers and passengers. The total amount paid by the passengers and the remuneration of the driver, and the ratio of the difference between the aforementioned amounts to the total amount paid by the passengers must be displayed to the drivers. In addition, these opinions aim to strengthen the occupational injury protection of online ride hailing drivers, encourage online ride hailing platform to actively participate in the occupational injury protection pilot, and urge online ride hailing platform to pay social insurance for drivers who meet the labor relationship conditions in accordance with the law, and guide and support drivers who do not fully meet the conditions for establishing labor relations with online ride hailing platform enterprises to participate in corresponding social insurance. These opinions also emphasize to safeguard the rights of the drivers to have reasonable remuneration and rest, among others. On November 8, 2023, the Ministry of Human Resources and Social Security promulgated three guidelines regarding workers engaged in new forms of employment, namely (i) the Guidelines on Protecting the Rights and Interests of Rest and Remuneration for Workers Engaged in New Forms of Employment, (ii) the Guidelines on the Publicity of Labor Rules for Workers Engaged in New Employment Forms, and (iii) the Service Guidelines for the Maintenance of Rights and Interests of Workers Engaged in New Forms of Employment. These guidelines provide, among other things, that platforms must set limits on how long workers engaged in new forms of employment (such as ride-hailing drivers) can work in a day, as well as the total continuous period of time that these workers may accept orders. These platforms must also supervise their partners who provide them with workers so that the latter pays workers on time and in full. Platforms must disclose to workers engaged in new forms of employment the rules and regulations, standard contract terms, algorithmic rules and operations mechanisms that are directly related to the basic rights and interests of those workers. Additionally, on April 22, 2025, nine PRC governmental authorities, including the Ministry of Human Resources and Social Security, jointly issued the Notice on Expanding Pilot Occupational Injury Insurance for Workers in New Forms of Employment, which took effect on July 1, 2025. The notice mandates a three‑year phased expansion of occupational injury insurance pilots by expanding coverage to additional provinces, enterprises and industry sectors, including ride‑hailing, food delivery and intra‑city freight. It requires platform enterprises, including us, to make per‑order contributions for eligible workers, provide timely medical treatment in the event of occupational injuries, and assist with insurance registration, contribution collection and benefit claims processing. Non‑compliance with contribution obligations or failure to fulfill injury‑related support duties may expose platforms to regulatory penalties. If new rules on the platform are established or existing rules are changed, resulting in a material impact on workers’ rights and interests, platforms must perform a risk assessment about the impact of the new rules and report the new rules to the local administrative department of human resources and social security and the relevant competent department seven days in advance.

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

Some of our consolidated entities in the Chinese mainland are entitled to enjoy a preferential tax rate of 15% due to their qualification as HNTEs, which is subject to renewal every three years. If any or some of these entities fail to maintain their HNTE qualification, their applicable enterprise income tax rate would increase to 25%. Certain of our subsidiaries in the Chinese mainland enjoy a 200% super deduction for eligible research and development expenses. However, there is no assurance that the 200% super deduction preferential policy will continue in the future. See “Item 5. Operating And Financial Review and Prospects—A. Operating Results—Taxation—China.”

The discontinuation of the above-mentioned preferential income tax treatment currently available to us in the PRC could have a material and adverse effect on our result of operations and financial condition. We cannot assure you that we will be able to maintain our current effective tax rate in the future.

Risks Relating to Our ADSs

The delisting of our ADSs from the NYSE may continue to have a material adverse effect on the trading and price of our ADSs, and we cannot assure you that our ADSs will be relisted on any other internationally recognized stock exchange, or that if they are ever relisted, they will remain listed.

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

We are required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. Our management, with the participation of our chief executive officer and chief financial officer, has conducted 2025 evaluation of the effectiveness of our company’s internal control over financial reporting as of December 31, 2025. Based on this evaluation, we did not note or identify any deficiencies that we believe to be material weaknesses as of December 31, 2025. In addition, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our independent registered public accounting firm has issued an attestation report, in which it has concluded that as of December 31, 2025, our internal control over financial reporting was effective. We are required to disclose changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting on an annual basis.

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

As of March 20, 2026, Mr. Will Wei Cheng beneficially owns, through certain entities, all of our issued Class B ordinary shares. As of the same date, these Class B ordinary shares constitute 6.8% of our total issued and outstanding share capital and 42.0% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in our best interests or the best interests of our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

A non-U.S. corporation, such as our company, will be a PFIC for U.S. federal income tax purposes for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). Passive income generally includes, among other things, dividends, interest and income equivalent to interest, rents, royalties, and gains from the disposition of passive assets. Passive assets are those which give rise to passive income and include assets held for investment, as well as cash, assets readily convertible into cash, and (subject to certain exceptions) working capital. Goodwill and other unbooked intangibles will generally be taken into account in determining asset value. For purposes of these rules, we are treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly, indirectly, or constructively 25% or more (by value) of its stock.

Although the law in this regard is not entirely clear, we treat the VIEs and their subsidiaries as being owned by us for U.S. federal income tax purposes because we consolidate their results of operations in our consolidated IFRS financial statements as we have the power to direct activities of the VIEs that most significantly impact their economic performance and the right to receive economic benefits from the VIEs that could potentially be significant to them. If it were determined, however, that we are not the owner of the VIEs and their subsidiaries for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year. Assuming that we are the owner of the VIEs and their subsidiaries for U.S. federal income tax purposes, and based on the value of our assets and the composition of our income and assets, including goodwill and other unbooked intangibles, and taking into account (i) the “fair market value” method in accordance with the U.S. Internal Revenue Code of 1986, as amended (the “Code”), (ii) the working capital exception under proposed U.S. Treasury Regulations and (iii) the look-through rule under the Code, we do not expect to be a PFIC for our taxable year ended December 31, 2025.

There can be no assurance that we will not be a PFIC for U.S. federal income tax purposes for any taxable year because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive determination made annually after the close of each taxable year that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our ADSs may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. If we determine not to deploy significant amounts of cash or other passive assets for active purposes, our risk of being a PFIC for the current or subsequent taxable years may substantially increase. Because there are uncertainties in the application of the rules (including the working capital exception under proposed U.S. Treasury Regulations), it is also possible that the Internal Revenue Service may challenge our classification of certain assets as non-passive, which may result in our company being or becoming a PFIC for U.S. federal income tax purposes for any taxable year.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act imposing liability for insiders who profit from trades made in a short period of time;
●	the selective disclosure rules governing the release of material nonpublic information under Regulation FD; and
●	certain audit committee independence requirements in Rule 10A-3 of the Exchange Act.

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

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands and not currently listed on any stock exchange. As a Cayman Islands exempted company, we are subject to the Companies Act (As Revised) of the Cayman Islands, which to a large extent is modeled after the older Companies Acts of England but does not follow recent English statutory enactments. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Differences in Corporate Law” for a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the state of Delaware and their shareholders. In addition, as an exempted company, we are exempted from certain requirements of the Companies Act, including the requirement to hold an annual general meeting. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares—Exempted Company.” Furthermore, as we are not currently listed on any stock exchange, we are not subject to any listing rules or listing standards. To the extent that we continue to follow the NYSE corporate governance listing standards that were previously applicable to us, we may stop following any or all of those listing standards at any time at the discretion of our board of directors or management, as the case may be. Our corporate governance practices may afford shareholders less protection than they would otherwise enjoy under Delaware law or under the corporate governance listing standards of the NYSE, the Nasdaq Stock Market or other stock exchanges.

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

Soda Preferred Shares

In 2020 and 2021, our subsidiary that is engaged in the bike and e-bike sharing business, Soda Technology Inc., a Cayman Islands exempted company, or Soda, completed several rounds of financing and issued preferred shares to investors, including us. In 2024 and early 2026, we repurchased all of the Soda preferred shares issued to investors other than us for an aggregate consideration of approximately US$286.2 million. As of the date of this annual report, we currently hold 100% of Soda’s equity interests.

Voyager Preferred Shares

In February and October 2020, our subsidiary that is engaged in the development and commercialization of autonomous vehicles, Voyager Group Inc., a Cayman Islands exempted company, or Voyager, issued, in connection with its Series A funding round, Series A preferred shares to SVF II Voyager (Singapore) Pte. Ltd., an entity controlled by Softbank Group Corp., certain other investors and us for a total consideration of US$525.0 million. From 2021 to 2024, Voyager completed several rounds of financing and issued certain preferred shares to investors, including us, for a total consideration of approximately US$598.0 million. In 2025, Voyager entered into agreements for a new round of financing, pursuant to which it agreed to issue certain preferred shares to investors, including us, for a total consideration of approximately US$269.7 million. As of the date of this annual report, part of this new round of financing has not been completed. We currently hold 70.2% of its total equity interests.

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

DiDi Fintech Series A Preferred Shares and Convertible Note

In the fourth quarter of 2025, our subsidiary engaged in providing financial products and services in Latin America, Xiaoju Technology Holdings (CAY) Co., or DiDi Fintech, entered into definitive agreements for its first round of financing and issuance of certain series A preferred shares and a convertible note to investors, including us and certain of our key management and employees, for a total consideration of up to approximately US$270 million. As of the date of this annual report, substantially all of these transactions have been completed. We continue to hold the majority of total equity interests of DiDi Fintech on a fully diluted basis.

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

Electric mobility. Electric vehicles are a natural fit for shared mobility. The benefits of lower operating and maintenance costs for electric vehicles as compared to vehicles with internal combustion engines are amplified by greater usage and higher mileage from shared mobility. To support the electric vehicles on our platform, we operate a large electric vehicle charging network in China. We have also cooperated with industry partners to promote electric vehicles on our platform. For example, we entered into a strategic cooperation with XPeng Inc. in August 2023, pursuant to which we will collaborate to promote the application of smart electric vehicles.

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

Our business has achieved significant scale since our founding in 2012. Our revenues were RMB192.4 billion, RMB206.8 billion and RMB226.7 billion (US$32.4 billion) in 2023, 2024 and 2025, respectively. Our loss for the year was RMB4.8 billion in 2023, and our profit for the year was RMB1.3 billion and RMB1.0 billion (US$143.7 million) in 2024 and 2025, respectively.

Our Adjusted EBITDA (non-IFRS) results were gains of RMB1.7 billion, RMB7.4 billion and RMB6.5 billion (US$0.9 billion) in 2023, 2024 and 2025, respectively. Our Adjusted EBITA (non-IFRS) results were a loss of RMB2.1 billion in 2023, and gains of RMB4.3 billion and RMB3.7 billion (US$525.0 million) in 2024 and 2025, respectively.

Adjusted EBITDA and Adjusted EBITA are non-IFRS financial measures used by our management to evaluate our operating performance. We define Adjusted EBITDA as profit (loss) for the year before (i) investment income (loss), net, (ii) share of profit (loss) of equity method investees, (iii) interest income, (iv) finance (costs) income, net, (v) fair value changes of preferred shares and other financial instruments issued by subsidiaries, (vi) income tax benefit (expense), (vii) share-based compensation expenses, (viii) amortization of intangible assets, (ix) gain or loss on disposal or deemed disposal of subsidiaries, (x) impairment of goodwill and intangible assets acquired from business combination, (xi) provision for the shareholder class action lawsuit, and (xii) depreciation of property and equipment and right-of-use assets. Adjusted EBITA is defined as profit (loss) for the year before the first eleven of these twelve items. These non-IFRS financial measure are not defined under IFRS and are not presented in accordance with IFRS. They should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of our operating performance. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-IFRS Financial Measures.”

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

The diagram below depicts the home screen of our DiDi Chuxing app in China where consumers can access our mobility and other essential services:

北京
乘车码
扫一扫
最多人选
三元桥地铁站B口 >
Departure
Enter your destination
Reserve
AI Ride-Hailing Assistant
Try Hailing a Gas Car
Ride-Hailing
Hitch
Chauffeur
Minibus
Online Taxi
Carpooling
Express Delivery
Finance
Premier
Plane and Train Tickets
Intra-City Freight
Bus and Subway
Leasing
Bike and E-Bike Sharing
More
Select Current Location on Map
Plan Your Ride
Frequently Used Shared Mobility Features
AI Ride-Hailing Assistant
Access to Our Service Offering

Ride Hailing

We address a wide variety of rider preferences by offering a comprehensive range of ride hailing services on our platform. All services other than Piggy Express can be accessed through the same app. Below, we explain some of the key characteristics of each of our services.

Carpooling and Piggy Express are generally our most affordable services. Carpooling is aimed at people who are willing to share rides with other passengers and who do not mind if the vehicle makes a detour to pick up or drop off another passenger. Carpooling can reduce wait times for consumers during peak hours, and it also helps generate more income for drivers. Piggy Express is another affordable service, with a differentiated app and brand, that is targeted at younger riders.

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

There were approximately 6.7 million electric vehicles registered on our platform as of December 31, 2025, and electric vehicles fulfilled approximately 74% of the monthly mileage on our ride hailing platform in December 2025.

Charging

We have a large electric vehicle charging network in China, operated in part by us and in part by our national and local partners. Drivers can see which charging devices are available through our app, which reduces wait time and maximizes the amount of time that drivers can spend serving riders and earning income.

As of the end of 2025, our extensive charging network covers more than 280 cities, enabling more drivers to charge their electric vehicles quickly and conveniently.

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

We had 749 million annual active users and 35 million annual active drivers and delivery partners worldwide for the twelve months ended December 31, 2025. We will continue to improve our services and strengthen technological innovation to serve drivers, delivery partners and users worldwide.

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

We have been building and refining our autonomous driving business. We have developed proprietary Level 4 full-stack autonomous driving software built upon both real-world driving data and simulative data. Our comprehensive technology includes onboard software modules such as localization, perception, prediction, planning and vehicle control; off-board tools and infrastructure such as simulation and data pipeline. We have assembled a team of over 1,200 experts in the field and have been conducting testing of our fleet in Guangzhou and Beijing.

We held an autonomous driving open day event on April 13, 2023, where we unveiled our first concept robotaxi, the DiDi Neuron. In 2024, we launched fully driverless testing in both Guangzhou and Beijing. In 2025, we launched fully driverless robotaxi services in Guangzhou. Separately, mass-produced vehicles jointly developed with GAC Aion rolled off the production line by year-end 2025. We believe operationalizing and commercializing autonomous driving will be an important part of growing our business and addressing the mobility needs of urban populations.

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

ENVIRONMENTAL, SOCIAL AND GOVERNANCE

We firmly believe that creating social value and fulfilling our responsibilities to society are not only the right things to do, but also key to our success. We are committed to providing our global users with safer, more convenient and diversified mobility services. Below are some of the initiatives we are using technology-driven development to make mobility more environmentally friendly and available to all.

Technology-Driven Development

Guided by our core philosophy of “Responsible Innovation,” we integrate technology across all aspects of our mobility services. We demonstrate our commitment to corporate responsibilities through initiatives such as driver health and well-being, launching the Women-Friendly Program, and promoting accessible mobility services for the elderly and persons with disabilities.

We have launched the “Health Center” module in the DiDi Driver App to build a one-stop self management platform for the drivers’ health assessment, wellness courses and health management plan. By integrating in-vehicle visual perception technologies, intelligent voice interaction and health assessment models, we enable real-time monitoring of driver conditions, proactive fatigue alerts and dynamic identification of potential risks, achieving a shift from post-incident handling to pre-incident prevention. In addition, building on our guardian tool that provides 24/7 safety protection for the elderly, teenagers, night travelers, cross-city commuters and long-distance passengers, we rolled out the Women-Friendly Program. This program allows female passengers to choose from three travel priority modes—“All-Day Priority,” “Night-Only Priority” and “Single-Trip Priority”—and enables female drivers to freely opt in or out of the priority matching queue. When activated, female passengers are given priority matching with verified female drivers within 30 seconds. If no match is made within that period, the matching scope expands to a broader pool of drivers, balancing safety and efficiency.

We optimize barrier-free mobility services. We have launched the “DiDi Senior Edition” WeChat mini program, which features elderly-friendly designs such as large-font sizes, one-click ride-hailing, phone booking, cash payment options and priority dispatch for medical needs, providing convenient mobility services for seniors across various travel scenarios. We have also launched accessible services for guide dog users and barrier-free mobility services for visually impaired users, with app-enabled “text-to-speech” functions and driver guidance via voice and messaging that guide drivers to proactively reach out and offer assistance, helping visually impaired passengers complete their trips more smoothly. As of December 31, 2025, our elderly-assisting service has completed over 303 million trips for 9.42 million elderly users, covering an aggregate service distance of 2.1 billion kilometers. Our services for visually impaired passengers had delivered 3.08 million trips, with over 3.4 million drivers certified to provide accessible services.

Environmentally Friendly

We actively implement our green and low-carbon strategy, advancing ride-hailing electrification, assisting to build urban low-carbon transportation systems via shared two-wheeler services, and launching ride-pooling, station buses and online carpooling modes to promote green mobility. As of December 31, 2025, over 6.7 million electric vehicles were registered on our domestic platform, accounting for over 74% of the total trip mileage on the platform. Through these green mobility initiatives, we helped reduce greenhouse gas emissions by approximately 10.68 million metric tons of carbon dioxide equivalent (CO₂e).

We extend our green development philosophy to global mobility services, leveraging domestic green mobility experience in China and algorithm advantages to advance overseas automotive electrification. In Brazil, 99, our affiliated platform, led the establishment of the Brazil Sustainable Mobility Alliance, uniting enterprises across the automotive manufacturing, car rental, energy and finance industries to drive local ride-hailing electrification. In July 2024, 99 launched the EV ride-hailing category “99 electric-Pro,” now covering five major cities, including São Paulo and Brasília. As of December 31, 2025, the Sustainable Mobility Alliance had 32 members. Over 35,000 electric and hybrid vehicles registered on 99 had served more than 26.8 million passenger trips, with total mileage exceeding 245 million kilometers and reducing carbon emissions by approximately 30,000 metric tons of carbon dioxide equivalent (CO₂e). Meanwhile, leveraging digital technology, we built the “Evergreen” carbon management tools and launched “DiDi Carbon Credits” to incentivize public green mobility. In addition, DiDi Qingju has achieved a recyclability rate of over 90% for bicycle plastic parts through a full lifecycle management system spanning the entire industry chain.

We continue to support our suppliers in energy-efficient upgrades and retrofits of data centers. We adopt measures including digital energy-saving technologies, eco-friendly energy-saving equipment, procuring green electricity and building self-owned distributed photovoltaic systems to improve energy efficiency and reduce carbon emissions. In 2025, 12 domestic data centers enhanced their carbon reduction performance via green electricity, among which two achieved 100% renewable power supply, with annual green electricity consumption reaching 23.05 million kWh.

Available for All

We prioritize “User Value Creation” as our core value. Through technological innovation and product iteration, we continuously optimize navigation services and improve positioning accuracy. To address poor driver-passenger experience under high summer temperatures and in-vehicle odor, we launched the “Quality Air Conditioning Service” and “Fresh Air” special campaigns in 2025 to steadily improve ride service quality. In addition, we fully upgraded the intelligent customer service system of our customer service centers by leveraging large model technology, significantly improving our understanding of complex user intent and continually enhancing the service quality of and user experience on our platform.

We are committed to creating multi-dimensional, sustainable social value and consistently providing flexible income opportunities. In addition to empty driving and overtime waiting compensation for drivers, we further reduced the proportion of high-commission orders in 2025 by lowering the maximum per-order commission cap, increasing subsidies and optimizing order dispatching. We provided online skills training, including “DiDi Academy” and exclusive courses for new drivers, as well as a range of holiday care activities for drivers on our platform. We support driver families in need through the DiDi Care Fund, while the DiDi Seeds Program continues to facilitate the educational development of drivers’ children. As of December 31, 2025, the DiDi Care Fund had helped over 3,500 driver families, and the DiDi Seeds Program had awarded DiDi Seed Scholarships to nearly 2,000 drivers’ children.

We actively leverage our digital platform capabilities to support the transformation and upgrading of car rental, taxi, intercity passenger transportation and public transportation operators. In collaboration with our upstream suppliers, we also advance the development of sustainable supply chains. By signing the Partner Sunshine and Integrity Agreement and Supplier Behavior Commitment, we have defined supplier entry assessment rules covering legal compliance, labor employment, occupational health and safety, business ethics, anti-sexual harassment and environmental protection. We also conduct regular anti-corruption, anti-bribery, safety and compliance training for suppliers, strictly prohibiting illegal employment practices, including forced labor, child labor, and discrimination based on gender or race.

Diversity and Inclusion

Our employees come from 20 countries and regions worldwide. We actively advocate a corporate culture of diversity, equality and inclusion. We established the DiDi Women’s Network (DDWN) in 2017 and the DiDi Diversity & Inclusion Network (DDIN) in 2021 to continuously foster an open, friendly and inclusive workplace. In 2025, we were selected as a case for UN Women’s training course Building a Diverse, Equal and Inclusive Workplace.

We explicitly prohibit discriminatory information related to gender, age, marital status, ethnicity and region in our Recruitment Advertisements Management Specifications, and improve recruitment compliance through interviewer training and supervision. We maintain a strict zero-tolerance policy toward any form of sexual harassment, set up a dedicated working group to respond to, investigate, and handle related incidents, and continuously carry out training on sexual harassment in the workplace to protect employee rights and interests, as well as include anti-discrimination and anti-sexual harassment requirements in supplier terms and conditions. We strictly adhere to the fair pay principle, ensuring equal pay for equal work regardless of gender, age, ethnicity or region. We also optimize our leave system for work-life balance, provide supplementary medical benefits, maternity allowances and flexible welfare, and incorporate female employees’ special rights protection into the collective contract.

We focus on employee growth by establishing three career tracks—management, professional, and sales and service—and a systematic training system covering new employee onboarding, general workplace competency and leadership training, supporting employees’ personal and professional development.

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

We have always regarded the development of safety capabilities as a core component of our platform operations. As such, we have continually made forward-looking and systematic investments designed to protect the safety of our drivers and users. During the past three years, we have further advanced the application of AI technologies in our safety operations. We have developed a safety AI model platform intended to enhance the precision of our safety governance and safety assurance capabilities through intelligent identification, real-time alerts, and rapid response and handling mechanisms. We believe these initiatives help ensure the stability of our platform ecosystem, strengthen trust between our users and drivers, and, as our safety capabilities continue to improve, contribute to enhanced governance efficiency and long-term operational optimization, thereby providing our users with a safer and more reliable ride experience.

We use a combination of the following methods and initiatives to protect the safety of everyone who uses our platform:

●	Background checks and screening. We verify the documentation of drivers who register on our platform, including their driver’s licenses and vehicle registration licenses. We also have certain requirements implemented in accordance with applicable regional regulations, including minimum and maximum age requirements, driving experience, no severe criminal record, no record of dangerous driving or driving under the influence, and no record of drug use. In addition to conducting background reviews of new drivers when they register on our platform, we also periodically conduct background reviews of existing drivers. If an existing driver fails a background review, their account will be blocked from accessing our platform to ensure the safety of rides on our platform. Riders can register on our platform by verifying their cellphone number.
●	DiDi Safeguard. We have developed a comprehensive set of safety measures to safeguard riders throughout their entire ride, from when a rider requests a trip to his or her arrival at the destination point.
●	Emergency contacts and police assistance. Both drivers and riders can set up emergency contacts in the safety center in our app and choose to share their real-time trip information automatically to their emergency contacts via SMS during a pre-set time frame. We also have a police assistance button in our app, which allows riders to make emergency calls to the police. Once a rider makes an emergency call to the police, our system will automatically generate an SMS to notify all emergency contacts that the rider has reached out to the police and share the rider’s trip information and location in real time. Additionally, our customer service team is available around the clock to assist customers with any safety concerns. Through our app, customers are able to easily access messaging or calling options to obtain assistance from us.

●	Safe driving. Our system detects signs of dangerous driving patterns, including fatigue, distraction, speeding, accelerating and turning too fast, and braking too hard. In addition, if the vehicle is stopped for too long at a location during a trip, we will send a message to the rider for him or her to confirm the status of the trip. We provide a guardian tool through which a rider’s friends and family can keep track of the rider’s trip status, with a focus on providing visibility into trips by elderly, teenage, female and non-local riders, as well as long-distance or night trips. The tool can automatically share boarding and alighting reminders, itinerary information, tracking information with friends and family. Through the tool, friends and family can also contact the driver or the platform, pay for the fare, turn on in-car video, complete real-name authentication, and access other services.
●	Ratings. We provide a ratings system to riders, which serves as a channel for riders to provide instant feedback on their ride experiences. At the end of each ride, the rider is prompted to rate the driver on a scale of 1 to 5 stars. Our ratings system allows riders to provide anonymous feedback. We take rider ratings feedback very seriously. If a driver is rated below average, the driver may contact our customer service to discuss and address the issues. Riders may put particular drivers on a personal blacklist so that they are no longer dispatched to those drivers. Additionally, drivers may put particular riders on a personal blacklist so that they are no longer dispatched to pick them up.
●	Driver and vehicle matching. If riders find that the drivers or vehicles for their trip do not match the information listed in the app, they can provide feedback through the app or over the phone, and if it is confirmed that the driver or vehicle does not match the registered details, both the driver and the vehicle will be banned.
●	Hitch-specific initiatives. We have implemented heightened screening procedures for car owners that use our hitch service. In addition to real name verification, we require private car owners to verify their identity through facial recognition in the registration process. We use facial recognition verification at registration and pick-up to prevent wrongful or false use of user identity. We protect the privacy of passengers by displaying minimal personal information on our app. For example, personalized profile photos and gender information are not available on our app. We also limit the number of orders for each car owner to preserve the ride-sharing nature of hitch.
●	Safety education and campaigns. We have set up a set of comprehensive safety management committees. We educate drivers on our policies, service standards, safety guidelines, and how to receive ride requests, and we require them to take exams on an in-app e-learning platform to enhance their safety awareness. We also regularly communicate our approach and safety concerns and safety initiatives with riders, drivers and other stakeholders.
●	International safety initiatives. We are building a safe and open mobility platform by proactively communicating with riders, drivers, stakeholders and partners around the world to tailor safety measures to specific regions. For example, in countries where online payment systems are uncommon, we promote the use of DiDi Cards so that drivers do not carry lots of cash and become targets for crime.

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

We have instituted strict procedures for collecting, transmitting, storing and using user data pursuant to our data security and privacy policies. Prior to collecting any user data, we evaluate and confirm that such collection is in compliance with the applicable laws. We provide our users a copy of our Privacy Policy to inform them of the scope and purpose of the data we collect. All user data may be stored only until the business purposes for collecting and processing the data has been fulfilled or legal retention obligations have been fulfilled, after which the data must be destroyed or anonymized. We have also adopted internal guidelines and controls, applicable to all of our employees, suppliers and contractors, under which we grant classified access to confidential personal data only to limited persons with strictly defined and layered access authority to our data and systems. Where permitted by local regulations and subject to any required consent from our users, we may share data, typically in anonymized form, with third parties to assist those third parties in providing services to our users.

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

●	Consumers. We compete to attract, engage and retain consumers based on the quality of our mobility services in terms of safety, price, convenience, and comfort as well as our ability to provide other service offerings that cater to their essential needs.
●	Drivers and Delivery Partners. We compete to attract, engage and retain drivers and delivery partners on our platform based on our ability to increase their income, simplify their operational workflows and lower their operating costs through technology and vehicle solutions.
●	Technologies. We compete to develop technologies that would meaningfully change the future of mobility, such as autonomous driving.

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

As of the date of this annual report, the VIEs have obtained VATS Licenses in various subcategories, including VATS Licenses for internet data center services, content delivery network services, domestic internet protocol virtual private network services and the internet access services, ICP License, and VATS Licenses for online data and transaction processing services, and domestic call center services.

According to the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2024 version) and the Administrative Regulations on Foreign-Invested Telecommunications Enterprises, which were most recently amended by the State Council on March 29, 2022 and took effect on May 1, 2022, the equity interest of foreign investors in value-added telecommunications enterprises that are open for foreign investment according to China’s WTO commitment may not exceed 50%, except as otherwise stipulated by the state. Foreign investment in entities holding VATS Licenses for internet data center services, content delivery network services, domestic internet protocol virtual private network services and internet access services, which are not open for foreign investment according to China’s WTO commitment, are generally prohibited, except that qualified telecommunication service providers incorporated in Hong Kong or Macau may hold up to 50% equity interest in such entities according to the Mainland and Hong Kong Closer Economic Partnership Agreement or the Mainland and Macao Closer Economic Partnership Agreement, respectively. From May 1, 2022, the amended Administrative Regulations on Foreign-Invested Telecommunications Enterprises cancelled the qualification requirement on the primary foreign investor in a foreign invested value-added telecommunications enterprise for having a good track record and operational experience in the value-added telecommunications industry as stipulated in the previous version.

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

Regulations Relating to Bike and E-Bike Sharing

Bike and e-bike sharing, as one of our Other Initiatives, is mainly regulated by the following laws and regulations. As required by the Guiding Opinions on Encouraging and Regulating the Development of Internet Bike Rental promulgated jointly by several governmental authorities, which took effect on August 1, 2017, internet bike and e-bike sharing operators shall establish users’ real name registration mechanism and enter into a service agreement with users to specify their respective rights and obligations. As the opinions also provide certain requirements relating to users’ riding, parking and other matters. Internet bike and e-bike sharing operators shall also enhance their online and offline service capability by leveraging information technology for better bike management. To strengthen the protection of the networks and information security, internet bike and e-bike sharing operators must set up their servers within the PRC, implement network security hierarchical protection, data security management and personal information protection systems, and establish a network and information security management system and technical support system. Additionally, pursuant to the Measures for the Administration of User Funds in New Forms of Transport Business (for Trial Implementation) jointly promulgated by several governmental authorities on May 9, 2019 and last amended on June 23, 2022, internet bike and e-bike sharing operators, online ride hailing operators and other providers of transportation services based on information technology shall not charge deposit payments from users, unless there is a necessity for deposit collection, in which case the operators shall allow users to choose either the operator’s special deposit account or the users’ individual bank settlement accounts for keeping and managing their deposits.

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

On November 7, 2016, the Standing Committee of the National People’s Congress issued the Cybersecurity Law, which came into effect on June 1, 2017. The Cybersecurity Law was last amended on October 28, 2025, which took effect on January 1, 2026. The Cybersecurity Law provides that network operators must set up internal security management systems that meet the requirements of a classified protection system for cyber security, including appointing dedicated cyber security personnel, taking technical measures to prevent computer viruses, network attacks and intrusions, taking technical measures to monitor and record network operation status and cyber security incidents, and taking data security measures such as data classification, backups and encryption. The Cybersecurity Law also requires network operators that provide network access or domain name registration services, landline or mobile phone network access, or that provide users with information publication or instant messaging services, to require users to provide a real identity when they sign up. The Cybersecurity Law sets high requirements for the operational security of facilities deemed to be part of the PRC’s “critical information infrastructure.” These requirements include data localization, i.e., storing personal information and important data in the PRC, and national security review requirements for critical information infrastructure operators when purchasing any network products or services that may impact national security. Among other factors, “critical information infrastructure” is defined as critical network facilities and information systems, that will, in the event of destruction, loss of function or data leak, result in serious damage to national security, the national economy and people’s livelihoods, or the public interest. Specific reference is made to key sectors such as public communication and information services, energy, transportation, water-resources, finance, public services and e-government. Network operators and operators of critical information infrastructure in violation of the Cybersecurity Law may be ordered to cease illegal activities and may be subject to warnings, fines, suspension of business, confiscation of illegal gains, closedown of the websites and revocation of business licenses or operating permits, and the personnel directly in charge or other directly responsible personnel may be fined.

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

In the meantime, the PRC regulatory authorities have also enhanced the supervision and regulation on cross-border data transfer. For example, on July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-Border Data Transfer, which took effect on September 1, 2022. These measures require the data processor providing data overseas and falling under any of the specified circumstances apply for the security assessment of cross-border data transfer by the national cybersecurity authority through its local counterpart. On February 22, 2023, the CAC promulgated the Measures on the Standard Contract for Cross-border Transfer of Personal Information, which became effective on June 1, 2023. These measures require personal information processors providing personal information to overseas recipients by entering into standard contracts and falling under any of the specified circumstance to file with the local counterpart of the CAC within ten business days from the effective date of the relevant standard contracts. On March 22, 2024, the CAC promulgated the Provisions on Promoting and Standardizing Cross-Border Data Transfer, which set forth the circumstances exempted from performing the security assessment or filing procedures for cross-border data transfer and further clarify the thresholds and scenarios for data processors to go through these procedures as stipulated under the aforementioned measures. Furthermore, on October 14, 2025, the CAC and the State Administration for Market Regulation jointly promulgated the Measures for the Certification of the Outbound Transfer of Personal Information, which took effect on January 1, 2026. These measures set forth the requirements for personal information processors to conduct cross-border transfers of personal information by obtaining certification for outbound transfers of personal information from qualified certification institutions.

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

According to the Several Opinions of the Supreme People’s Court on Further Strengthening Financial Trials promulgated on August 4, 2017, where a borrower under a financial loan contract asserts that the combined interest, compound interest, default interest, liquidated damages, and other charges claimed by the lender are excessively high and significantly deviate from the actual loss, and requests a reduction of the portion exceeding 24% per annum in total, such request shall be supported. Efforts shall also be made to regulate and guide the order of private lending, and to deny, in accordance with the law, the validity of contractual clauses in private lending dispute cases that circumvent the upper limit of judicial protection for private lending interest rates, such as by deducting the principal or interest in advance or by imposing disguised usurious interest.

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

In addition, local governments may also promulgate relevant rules from time to time to supervise micro-loan businesses. For example, on August 1, 2008, Chongqing Municipal People’s government promulgated the Interim Measures for Administration of Micro-Loan Companies in Chongqing (For Trial), as amended on April 27, 2009, which apply to the establishment, operation and administration of the local micro-loan companies in Chongqing. These measures set out the requirements on the shareholders, the registered capital, the senior management personnel, the internal rules and systems, etc. for establishment of micro-loan companies. The establishment of a micro-loan company must go through two stages (preparation stage and opening stage), and the approval from Chongqing Financial Supervision and Administration Bureau is required for each stage, which are pre-conditions for completing the establishment registration formalities of the micro-loan companies with local administration for market regulation. Without the consent of local financial supervision and administration bureau, a micro-loan company shall not operate any business beyond the business scope listed in the approval documents. On November 28, 2025, Chongqing Municipal People’s Congress promulgated the Local Financial Regulations in Chongqing, which took effect on March 1, 2026 and establish the first comprehensive local financial regulatory framework. These regulations explicitly classify micro-loan companies as “local financial organizations” and, among other things, require regulatory approval for the establishment of micro-loan companies, prohibit illegal fundraising and improper debt collection practices, and mandate reporting of major risk events within 24 hours. Violation of these measures and regulations may result in rectification orders from the local financial supervision and administration bureau, or subject to fines, suspension of business operation or revocation of business license under serious circumstances, or even subject to criminal liabilities.

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

On January 23, 2026, the Ministry of Transport and State Administration of Taxation jointly promulgated the Measures for the Administration of Online Road Freight Contracting Carrier Platforms. The operation of online road freight contracting carrier platform operations shall comply with these measures. Under these measures, “online road freight contracting carrier platform operations” refer to road freight transportation operations in which an operator, acting through an internet-based platform, integrates and allocates transport resources, enters into contracts of carriage with consignors in its capacity as a carrier, entrusts actual carriers with the performance of road freight transportation, and assumes carrier liability. The administration of online road freight information matching platforms engaged in the matching of online road freight information shall be subject to separate provisions. An online road freight contracting carrier platform shall review the qualifications of vehicles and drivers engaged by actual carriers to ensure that vehicles providing transportation services hold valid and effective road transport certificates and that drivers hold valid and effective professional qualification certificates. An online road freight contracting carrier platform and an actual carrier shall ensure that the vehicles and drivers providing services online are identical to those actually providing services offline. Where an online road freight contracting carrier platform commits any of the following acts and causes a major liability accident, the transport department of the local people’s government at or above the county level shall investigate and deal with such acts in accordance with the law: (i) entrusting an unqualified actual carrier to undertake the transportation; (ii) carrying goods prohibited by any applicable laws and regulations; or (iii) instigating or forcing an actual carrier to transport goods exceeding the limits or loading capacity.

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

On March 10, 2023, the State Administration for Market Regulation promulgated the Provisions on Prohibiting Monopoly Agreements, the Provisions on Prohibiting Abuse of Dominant Market Positions, the Provisions on the Examination of Concentrations of Undertakings and the Provisions on Prohibiting the Acts of Eliminating or Restricting Competition by Abuse of Administrative Power, all of which came into effect on April 15, 2023. In December 2025, the State Administration for Market Regulation amended the Provisions on Prohibiting Monopoly Agreements and the Provisions on Prohibiting the Acts of Eliminating or Restricting Competition by Abuse of Administrative Power. Both amendments took effect on February 1, 2026. These provisions specify and refine the provisions of the Anti-monopoly Law. For example, these provisions specify the conditions for suspending the review period for calculating the concentration of undertakings, clarify the judgment factors of “control” and “implementation of concentration” in the review of concentration of undertakings, optimize the calculation of turnover of undertakings involved in concentration, etc. In addition, factors for determining whether a concentration has been implemented include, but are not limited to, the completion of market entity registration or right holder change registration, assignment of senior management, actual participation in business decisions and management, exchange of sensitive information with other undertakings, and substantial integration of business. Besides, an operator with a leading market position may be deemed to have a dominant market position when the conditions are met. Such conditions include, among others, an undertaking’s capability to control the upstream and downstream markets, its financial and technological resources, the level of difficulty for other undertakings to enter the market, consistency of undertaking behaviors, market structure, transparency of the market and homogeneity of relevant commodities. These provisions further emphasize that operators with dominant market positions shall not utilize data, algorithms, technologies and rules of the platform, among others, to conduct acts of abusing their dominant market positions as stipulated thereunder. For example, according to the Provisions on Prohibiting Monopoly Agreements, where the legal representative, principal responsible person and directly responsible person of an undertaking assume individual responsibility for conclusion of a monopoly agreement, and if such person proactively reports the information on conclusion of the monopoly agreement and provides important evidences to the competent anti-monopoly enforcement authorities, the provisions of the mitigation of or exemption from penalties thereunder may apply. On January 22, 2024, the State Council promulgated the revised Regulations on the Standards for Declaration of Concentration of Undertakings, which further raised the declaration thresholds for concentration of undertakings.

Regulations Relating to Anti-Unfair Competition

According to the Anti-Unfair Competition Law, promulgated by the Standing Committee of the National People’s Congress on September 2, 1993 and most recently amended on June 27, 2025, operators are prohibited from engaging in unfair competition activities including market confusion, commercial bribery, misleading false publicity, infringement on trade secrets, illegitimate premium sales, etc. Any operator in violation of the Anti-Unfair Competition Law may be ordered to cease illegal activities, eliminate the adverse effect thereof or compensate for the damages caused to any other party. The competent authorities may also confiscate any illegal gains or impose fines on these operators.

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

The Computer Software Copyright Registration Measures, promulgated by the National Copyright Administration on February 20, 2002 and amended on June 18, 2004, regulate registrations of software copyrights, exclusive licensing contracts for software copyrights and assignment agreements. The National Copyright Administration administers software copyright registration and the Copyright Protection Center of China is designated as the software registration authority. The Copyright Protection Center of China grants registration certificates to the computer software copyrights applicants which meet the requirements.

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

On July 31, 2025, the Supreme People’s Court of the PRC issued Interpretation II of the Supreme People’s Court of Issues Concerning the Application of Law in the Trial of Labor Dispute Cases, which took effect from September 1, 2025. Pursuant to the Interpretation II, any arrangement not to participate in social insurance through unilateral undertaking by employees or mutual agreement between the employers and the employees, is invalid. If the employee terminates the labor contract on the grounds that the employer fails to make social insurance contributions in accordance with PRC laws and regulations, and claims economic compensation from the employer, the courts shall uphold the claims.

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

In March 2015, SAFE promulgated the Circular of SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or Circular 19, which was last amended on March 23, 2023, expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 replaced both the Circular of SAFE on Issues Relating to the Improvement of Business Operations with Respect to the Administration of Foreign Exchange Capital Payment and Settlement of Foreign-invested Enterprises, or Circular 142, and the Circular of SAFE on Issues concerning the Pilot Reform of the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-invested Enterprises in Certain Areas, or Circular 36. Circular 19 allows all foreign-invested enterprises established in the PRC to settle their foreign exchange capital on a discretionary basis according to the actual needs of their business operation, provides the procedures for foreign invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments and removes certain other restrictions that had been provided in Circular 142. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using RMB funds converted from their foreign exchange capital for expenditure beyond their business scope and providing entrusted loans or repaying loans between non-financial enterprises. SAFE promulgated the Notice of SAFE on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective in June 2016, which reiterates some of the rules set forth in Circular 19. Circular 16 provides that discretionary foreign exchange settlement applies to foreign exchange capital, foreign debt offering proceeds and remitted foreign listing proceeds, and the corresponding RMB capital converted from foreign exchange may be used to extend loans to related parties or repay inter-company loans (including advances by third parties). However, there are substantial uncertainties with respect to Circular 16’s interpretation and implementation in practice. Circular 19 or Circular 16 may delay or limit us from using the proceeds of offshore offerings to make additional capital contributions to our PRC subsidiaries and any violations of these circulars could result in severe monetary or other penalties.

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

On September 12, 2025, the SAFE issued the Circular of the State Administration for Foreign Exchange on Deepening of Reform in the Administration of Foreign Exchange for Cross-border Investment and Financing, which cancels the registration requirements for domestic reinvestment by foreign-invested enterprises stipulated by the Circular on Further Deepening the Reform to Facilitate Cross-border Trade and Investment. Additionally, the circular further narrows the negative list governing the use of capital account income. In particular, the restriction that funds “shall not be used to purchase residential properties for non-self-use purposes (except for enterprises engaged in real estate development or leasing operations)” has been removed from the negative list. The remaining three categories of restrictions on the use of capital account income continue to apply: (i) funds shall not be directly or indirectly used for expenditures prohibited by laws and regulations; (ii) unless otherwise specified, funds shall not be directly or indirectly used for securities investment or other investment and wealth management (except for wealth management products and structured deposits with a risk rating not higher than Grade II); and (iii) funds shall not be used to grant loans to non-affiliated enterprises (except in the four Pilot Free Trade Zones of Shanghai, Guangzhou, Hainan, and Ningbo).

On December 24, 2025, the People’s Bank of China and the SAFE jointly promulgated the Circular on Issues Concerning the Administration of Funds for Overseas Listing of Domestic Enterprises, which became effective on April 1, 2026. Pursuant to this circular, a domestic enterprise shall complete the registration with the competent banks within 30 working days after the date of its initial overseas listing or the completion of the over-allotment. The proceeds raised may be remitted to the PRC or deposited overseas, provided that the use of such funds is consistent with the relevant disclosure documents, Domestic shareholders increasing or decreasing their overseas shareholdings are also required to comply with the relevant registration and account management requirements.

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

The Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, promulgated by the State Administration of Taxation on April 22, 2009 and last amended on December 29, 2017, sets out the standards and procedures for determining whether the “de facto management body” of an enterprise registered outside of the Chinese mainland and controlled by mainland Chinese enterprises or mainland Chinese enterprise groups is located within the Chinese mainland. On July 27, 2011, the State Administration of Taxation issued a trial version of the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises, which took effect on September 1, 2011 and was last amended in June 2018, to clarify certain issues in the areas of resident status determination, post-determination administration and competent tax authorities’ procedures. The PRC Enterprise Income Tax Law and the implementation rules provide that an income tax rate of 10% will normally be applicable to dividends payable to investors that are “non-resident enterprises,” and gains derived by such investors, which (a) do not have an establishment or place of business in the PRC or (b) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business to the extent such dividends and gains are derived from sources within the PRC. Such income tax on the dividends may be reduced pursuant to a tax treaty between the PRC and other jurisdictions. Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, promulgated by the State Administration of Taxation on August 21, 2006, and other applicable PRC laws, if a Hong Kong resident enterprise is the beneficial owner of the dividends and is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from in-charge tax authority. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties promulgated by the State Administration of Taxation and effective on February 20, 2009, if the PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. The State Administration of Taxation promulgated the Notice on Issues Concerning “Beneficial Owners” in Tax Treaties in February 2018, which took effect in April 2018 and provided that in determining whether a non-resident enterprise has the status as a beneficial owner, comprehensive analysis shall be conducted based on the factors listed therein and the actual circumstances of the specific case shall be taken into consideration.

Value-added Tax

On December 25, 2024, the SCNPC promulgated the PRC Value-Added Tax Law, and on December 25, 2025, the State Council promulgated the Regulations for the Implementation of the PRC Value-added Tax Law, both of which took effect on January 1, 2026. The PRC Value-Added Tax Law and the Regulations for the Implementation of the PRC Value-added Tax Law replaced the previous Provisional Regulations on Value-added Tax and their implementing rules. According to the Value-Added Tax Law, the VAT rates applicable to general taxpayers are 13%, 9%, 6% and 0%, and the VAT rate for calculating and paying VAT using the simplified tax calculation method is 3%.

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

The Overseas Listing Trial Measures provide that if an issuer meets both of the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed to be an indirect overseas offering and listing by a PRC domestic company: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in the Chinese mainland, or its main place(s) of business are located in the Chinese mainland, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in the Chinese mainland. Where an issuer submits an application for initial public offering to competent overseas regulators, such issuer must file with the CSRC within three business days after such application is submitted. The Overseas Listing Trial Measures also requires subsequent reports to be filed with the CSRC on material events, such as change of control, having been investigated or penalized by overseas securities regulatory authorities or other competent authorities, converting the listing status or listing board, or voluntary or forced delisting of the issuer(s) which have completed overseas offerings and listings.

C.Organizational Structure

We conduct our business primarily through our principal subsidiaries and the principal VIE. We offer our mobility services in China through the principal VIE, which is Beijing Xiaoju Science and Technology Group Co., Ltd., or Xiaoju Technology, a limited liability company incorporated under the laws of the PRC, and through its subsidiaries in China, including DiDi Chuxing Science and Technology Co., Ltd. and Beijing DiDi Chuxing Technology Co., Ltd.

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

D.Property, Plant and Equipment

As of December 31, 2025, we leased office facilities around the world totaling over 250,000 square meters, including 27,607 square meters for our corporate headquarters in Beijing, China. We also lease offices in other parts of China and a number of other countries, including the United States, Mexico and Brazil.

We lease our premises under lease agreements. The lease terms are generally from one to seven years with an option for us to renew. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

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

Our business has achieved significant scale since our founding in 2012. Our revenues were RMB192.4 billion, RMB206.8 billion and RMB226.7 billion (US$32.4 billion) in 2023, 2024 and 2025, respectively. Our loss for the year was RMB4.8 billion in 2023, and our profit for the year was RMB1.3 billion and RMB1.0 billion (US$143.7 million) in 2024 and 2025, respectively.

We define Core Platform GTV as sum of GTV for our China Mobility and International segments. Core Platform GTV is an indication of the scale of our platform, which ultimately impacts revenues. Our Core Platform GTV was RMB341.4 billion, RMB392.7 billion and RMB450.8 billion (US$64.5 billion) in 2023, 2024 and 2025, respectively.

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

To evaluate our performance, we primarily look at several metrics:

●	Transactions. The number of completed rides for our China Mobility segment, completed rides or food deliveries for our International segment, and completed bike and e-bike sharing, energy and vehicle services, intra-city freight and financial services transactions. Transactions are counted by the number of orders completed, so a carpooling ride with two paying consumers represents two transactions, even if both consumers start and end their ride at the same place, whereas two passengers on the same ride hailing transaction count as one transaction.
●	GTV. The total dollar value, including any applicable taxes, tolls and fees, of completed Transactions without any adjustment for consumer incentives or for earnings and incentives paid to drivers for mobility services, merchant or delivery partners for food delivery services, or service partners for other initiatives.
●	Platform Sales. We define Platform Sales as GTV less all of the earnings and incentives paid to drivers and partners, tolls, fees, taxes and others, calculated separately for each business in each country (subject to a floor of zero for each separate result) and then aggregated. Platform Sales enables us to compare the performance of our China Mobility and International segments on a like-for-like basis.
●	Revenues. For each of our service offerings, we recognize revenues differently depending on who the customer is and whether we are the principal or agent in providing the service. We recognize revenues (i) on a gross basis (before subtracting driver earnings and incentives) when we are the principal in providing the service and (ii) on a net basis (after subtracting driver and partner earnings and incentives) when we are the agent in providing the service. For additional discussion related to revenues, see Note 3.1.15 to our consolidated financial statements.
●	Adjusted EBITDA. We defined Adjusted EBITDA as profit (loss) for the year before (i) investment income (loss), net, (ii) share of profits (loss) of equity method investees, (iii) interest income, (iv) finance (costs) income, net, (v) fair value changes of preferred shares and other financial instruments issued by subsidiaries, (vi) income tax benefit (expense), (vii) share-based compensation expenses, (viii) amortization of intangible assets, (ix) gain or loss on disposal or deemed disposal of subsidiaries, (x) impairment of goodwill and intangible assets acquired from business combination, (xi) provision for the shareholder class action lawsuit, and (xii) depreciation of property and equipment and right-of-use assets. See “—Non-IFRS Financial Measures.”

●	Adjusted EBITA. We define Adjusted EBITA as profit (loss) for the year before (i) investment income (loss), net, (ii) share of profits (loss) of equity method investees, (iii) interest income, (iv) finance (costs) income, net, (v) fair value changes of preferred shares and other financial instruments issued by subsidiaries, (vi) income tax benefit (expense), (vii) share-based compensation expenses, (viii) amortization of intangible assets, (ix) gain or loss on disposal or deemed disposal of subsidiaries, (x) impairment of goodwill and intangible assets acquired from business combination, and (xi) provision for the shareholder class action lawsuit. See “—Non-IFRS Financial Measures.”

China Mobility

Our China Mobility segment mainly comprises our ride hailing, chauffeur, hitch and online taxi services.

For ride hailing, we act as the principal in providing mobility services to consumers. We generate revenues on a gross basis from the amount paid by consumers for our service. Our revenues are equal to GTV less (i) tolls, fees and taxes and (ii) consumer incentives. Our revenues from ride hailing services in the PRC presented on a gross basis accounted for the vast majority of the total revenues within China Mobility for each of the years ended December 31, 2023, 2024 and 2025. Driver earnings and incentives are charged to cost of revenues.

For chauffeur, hitch and online taxi, we act as an agent by facilitating drivers or partners who provide online taxi and chauffeur services to consumers who need such services. We generate revenues on a net basis mainly from commissions that are paid by drivers or partners. These commissions represent a portion of the transaction value. Our revenues are equal to GTV less (i) tolls, fees and taxes, (ii) driver or partner earnings and incentives and (iii) certain consumer incentives. Consumer incentives are recorded as a reduction of revenue if (i) they are payments to customers from an accounting perspective and there is no exchange of a distinct good or service to us or the fair value of the good or service received cannot be reasonably estimated, or (ii) they are not payments to customers from an accounting perspective but represent explicit or implicit obligations to consumers on behalf of drivers or partners. Otherwise, consumer incentives are charged to sales and marketing expenses.

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

	Gross Basis	Net Basis
Transaction Price of RMB10.0	10.0	10.0
Add: Tolls, Fees and Taxes	1.0	1.0
Less: Consumer Incentives	(0.9)	(0.9)
Consumer Pays	10.1	10.1
Transaction Price of RMB10.0	10.0	10.0
Add: Tolls, Fees and Taxes	1.0	1.0
GTV	11.0	11.0
Less: Tolls, Fees and Taxes	(1.0)	(1.0)
Less: Driver Earnings	N/A	(7.5)
Less: Driver Incentives	N/A	(1.0)
Less: Consumer Incentives	(0.9)	(0.9)
Revenues	9.1	0.6
Cost of Revenues
Driver Earnings	(7.5)	N/A
Driver Incentives	(1.0)	N/A

The table below illustrates key metrics for our China Mobility segment for the periods indicated.

	For the Year Ended December 31,
	2023	2024	2025
Operating Metrics
Transactions (in millions)	10,809	12,392	13,735
GTV (in RMB millions)	270,721	301,436	333,759
Platform Sales (in RMB millions)	47,878	60,057	74,668
Financial Metrics
Revenues (in RMB millions)	175,034	185,741	201,915
Adjusted EBITA (non-IFRS)(1) (in RMB millions)	5,323	9,184	12,351

Note:

(1)	See “—Non-IFRS Financial Measures.”

International

Our International segment mainly includes our ride hailing, food delivery and financial services in international markets outside of China. We have attracted outside funding for our financial services business. See “Item 4. Information on the Company—A. History and Development of the Company—Subsidiary Financings.”

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

Net Basis
Transaction Price of RMB10.0	10.0
Add: Tolls, Fees and Taxes	1.0
Less: Consumer Incentives	(0.9)
Consumer Pays	10.1
Transaction Price of RMB10.0	10.0
Add: Tolls, Fees and Taxes	1.0
GTV	11.0
Less: Tolls, Fees and Taxes	(1.0)
Less: Driver and Partner Earnings(1)	(7.5)
Less: Driver and Partner Incentives(1)	(1.0)
Less: Consumer Incentives	(0.9)
Revenues	0.6

Note:

(1)	Partner refers to the applicable merchant or delivery partner.

The table below illustrates key metrics for our International segment for the periods indicated.

	For the Year Ended December 31,
	2023	2024	2025
Operating Metrics
Transactions (in millions)	2,660	3,613	4,505
GTV (in RMB millions)	70,629	91,258	116,997
Platform Sales (in RMB millions)	7,695	9,432	11,201
Financial Metrics
Revenues (in RMB millions)	7,842	11,043	14,947
Adjusted EBITA (non-IFRS)(1) (in RMB millions)	(2,302)	(1,846)	(6,050)

Note:

(1)	See “—Non-IFRS Financial Measures.”

Other Initiatives

Our Other Initiatives mainly consist of bike and e-bike sharing, certain energy and vehicle services, intra-city freight, autonomous driving and financial services. Revenue recognition for Other Initiatives varies depending on whether we are principal or agent in providing such services. See Note 3.1.15 to our consolidated financial statements. We attracted outside funding for our bike and e-bike sharing, autonomous driving and intra-city freight. See “Item 4. Information on the Company—A. History and Development of the Company—Subsidiary Financings.”

The table below illustrates key metrics for our Other Initiatives segment for the periods indicated.

	For the Year Ended December 31,
	2023	2024	2025

	(RMB in millions)
Financial Metrics
Revenues	9,504	10,015	9,839
Adjusted EBITA (non-IFRS)(1)	(5,106)	(3,011)	(2,630)

Note:

(1)	See “—Non-IFRS Financial Measures.”

NON-IFRS FINANCIAL MEASURES

Adjusted EBITDA and Adjusted EBITA are non-IFRS financial measures used by our management to evaluate our operating performance. We believe that it provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management team and board of directors.

We define Adjusted EBITDA as profit (loss) for the year before (i) investment income (loss), net, (ii) share of profit (loss) of equity method investees, (iii) interest income, (iv) finance (costs) income, net, (v) fair value changes of preferred shares and other financial instruments issued by subsidiaries, (vi) income tax benefit (expense), (vii) share-based compensation expenses, (viii) amortization of intangible assets, (ix) gain or loss on disposal or deemed disposal of subsidiaries, (x) impairment of goodwill and intangible assets acquired from business combination, (xi) provision for the shareholder class action lawsuit, and (xii) depreciation of property and equipment and right-of-use-assets. Adjusted EBITA is defined as profit (loss) for the year before the first eleven of these twelve items.

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

	For the Year Ended December 31,
	2023	2024	2025

	(RMB in millions)
Profit (loss) for the year	(4,752)	1,275	1,005
Less: Investment income (loss), net	(92)	894	(480)
Less: Share of profit (loss) of equity method investees	(563)	(243)	(273)
Less: Interest income	(2,303)	(2,230)	(1,988)
Less: Finance (costs) income, net	(87)	1,342	(87)
Less: Fair value changes of preferred shares and other financial instruments issued by subsidiaries	4,870	924	(190)
Less: Income tax benefit (expense)	89	(20)	(1,616)
Operating profit (loss)	(2,838)	1,942	(3,629)
Add: Share-based compensation expenses	2,590	2,253	1,963
Add: Amortization of intangible assets	1,003	139	37
Less: Gain or loss on disposal or deemed disposal of subsidiaries	(2,840)	(7)	2
Add: Provision for the shareholder class action lawsuit	—	—	5,298
Adjusted EBITA (non-IFRS)	(2,085)	4,327	3,671
Add: Depreciation expenses of property and equipment, and right-of-use assets	3,822	3,026	2,824
Adjusted EBITDA (non-IFRS)	1,737	7,353	6,495

FACTORS AFFECTING OUR RESULTS OF OPERATIONS

Our results of operations are primarily affected by the following company-specific factors:

Ability to grow Core Platform Transactions

The number of Core Platform Transactions is a key factor affecting our revenues. This is in turn affected by our ability to attract, retain and engage consumers, including our ability to increase consumers’ wallet share in mobility spending on our platform. For China Mobility, we intend to increase our penetration across China and increase consumers’ frequency of use of our platform. For our International segment, we are still at an early stage of our business; we expect expansion opportunities in existing markets and also plan to enter new markets strategically. In addition, to increase the efficiency of our shared mobility network and ensure quality service to consumers, we would need to attract, retain and engage drivers and delivery partners on our platform by offering more compelling value proposition to drivers and delivery partners.

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

Investments and partnerships for strategic growth

We have attracted third-party financings for several businesses in our International and Other Initiatives segment, including international financial services, bike and e-bike sharing, intra-city freight and autonomous driving. To what extent we choose to access third-party financing to raise capital to grow these and similar businesses, and to what extent such financing is available and on what terms, will affect how rapidly these businesses grow and whether our ownership interest in them is diluted. We also enter into strategic partnerships where necessary for specific purposes.

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

Cost of Revenues

Cost of revenues, which are directly related to revenue generating transactions on our platform, primarily consist of transaction related cost (which mainly includes driver cost, insurance cost and payment processing charges related to our service offerings), credit losses of loan receivables, depreciation of bikes and e-bikes and vehicles, and bandwidth and server related costs.

Operations and Support Expenses

Operations and support expenses consist primarily of driver operation fees, personnel related compensation expenses, including share based compensation for our operations and support personnel, third party customer service fees, other outsourcing fees and expenses related to general operations.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of advertising and promotion expenses, certain incentives paid to consumers or partners, personnel-related compensation expenses, including share-based compensation for our sales and marketing staff, and amortization of acquired intangible assets utilized by sales and marketing functions.

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

Hong Kong

Our subsidiaries incorporated in Hong Kong are subject to Hong Kong profit tax at a rate of 16.5%. Under Hong Kong tax law, our subsidiaries in Hong Kong are exempted from income tax on their foreign-derived income and there is no withholding tax in Hong Kong on remittance of dividends. Qualifying corporate treasury centers are entitled to a reduced profits tax rate of 8.25% (representing 50% of the regular tax rate). One of our consolidated entities currently enjoys the reduced rate of 8.25%.

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

RESULTS OF OPERATIONS

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2023	2024	2025
	(RMB in	(RMB in	(RMB in	(US$ in
	millions)	millions)	millions)	millions)
Revenues:
China Mobility	175,034	185,741	201,915	28,873
International	7,842	11,043	14,947	2,137
Other Initiatives	9,504	10,015	9,839	1,408
Total revenues	192,380	206,799	226,701	32,418
Cost of revenues	(162,916)	(168,993)	(183,197)	(26,197)
Operations and support	(7,417)	(7,904)	(8,420)	(1,204)
Sales and marketing	(10,433)	(11,514)	(16,822)	(2,406)
Research and development	(8,934)	(7,754)	(8,440)	(1,207)
General and administrative	(8,367)	(8,863)	(15,087)	(2,157)
Other operating income (loss), net	2,849	171	1,636	234
Operating profit (loss)	(2,838)	1,942	(3,629)	(519)
Investment income (loss), net	92	(894)	480	69
Share of profit (loss) of equity method investees	563	243	273	39
Interest income	2,303	2,230	1,988	284
Finance (costs) income, net	87	(1,342)	87	13
Fair value changes of preferred shares and other financial instruments issued by subsidiaries	(4,870)	(924)	190	27
Profit (loss) before income tax	(4,663)	1,255	(611)	(87)
Income tax benefit (expense)	(89)	20	1,616	231
Profit (loss) for the year	(4,752)	1,275	1,005	144
Attributable to:
Equity holders of the Company	(4,793)	1,258	992	142
Non-controlling interests	41	17	13	2
Profit (loss) for the year	(4,752)	1,275	1,005	144

PERIOD TO PERIOD COMPARISON OF RESULTS OF OPERATIONS

Year ended December 31, 2025 compared to year ended December 31, 2024

Revenues

Revenues increased by 9.6% from RMB206.8 billion in 2024 to RMB226.7 billion (US$32.4 billion) in 2025. The total segment revenues of our China Mobility segment increased by 8.7% from RMB185.7 billion in 2024 to RMB201.9 billion (US$28.9 billion) in 2025. The increase in China Mobility segment revenues was primarily due to the growth of GTV. GTV in our China Mobility segment increased by 10.7% from RMB301.4 billion in 2024 to RMB333.8 billion (US$47.7 billion) in 2025, primarily driven by the increase in the number of transactions for the China Mobility segment. The total segment revenues of our International segment increased by 35.4% from RMB11.0 billion in 2024 to RMB14.9 billion (US$2.1 billion) in 2025. The increase in International segment revenue was primarily attributable to the growth of financial services. Total segment revenues of our Other Initiatives segment decreased by 1.8% from RMB10.0 billion in 2024 to RMB9.8 billion (US$1.4 billion) in 2025.

Cost of Revenues

Cost of revenues increased by 8.4% from RMB169.0 billion in 2024 to RMB183.2 billion (US$26.2 billion) in 2025. This increase was primarily due to an increase of RMB11.3 billion in transaction-related cost, which was driven primarily by the increase in the number of Core Platform Transactions.

Operations and Support Expenses

Our operations and support expenses increased by 6.5% from RMB7.9 billion in 2024 to RMB8.4 billion (US$1.2 billion) in 2025, primarily due to an increase of RMB0.5 billion in driver operation fees and customer service expenses driven by the growth of GTV in our ride hailing business in China and the expansion of our food delivery business in the International segment.

Sales and Marketing Expenses

Our sales and marketing expenses increased by 46.1% from RMB11.5 billion in 2024 to RMB16.8 billion (US$2.4 billion) in 2025, primarily due to an increase of RMB2.8 billion in incentives provided to consumers and other partners which were mainly related to the International segment. The increase was also attributable to an increase of RMB2.3 billion in advertising and promotion expenses as we expanded our marketing efforts for our International segment and Other Initiative segment.

Research and Development Expenses

Our research and development expenses increased by 8.8% from RMB7.8 billion in 2024 to RMB8.4 billion (US$1.2 billion) in 2025, primarily due to an increase of RMB0.5 billion in personnel-related expenses.

General and Administrative Expenses

Our general and administrative expenses increased by 70.2% from RMB8.9 billion in 2024 to RMB15.1 billion (US$2.2 billion) in 2025, primarily due to a one-time provision for the previously disclosed shareholder class action lawsuit of RMB5.3 billion (US$740 million) in the second quarter of 2025.

Other operating income (loss), net

Our other operating income (loss), net increased from a gain of RMB171 million in 2024 to a gain of RMB1.6 billion (US$233.9 million) in 2025. The operating income for the full year of 2025 was primarily due to the disposal gain of loan receivables at fair value through other comprehensive income.

Investment income (loss), net

Our investment income (loss), net, changed from a loss of RMB894 million in 2024 to an income of RMB480 million (US$68.6 million) in 2025, primarily due to treasury investments income and fair value gain of other financial investments measured at fair value through profit or loss.

Income tax benefit (expense)

Income tax benefit increased from RMB20 million in 2024 to RMB1.6 billion (US$0.2 billion) in 2025. The increase was primarily due to a non-cash income tax benefit of RMB1.6 billion (US$0.2 billion) recorded in 2025 for the unused tax losses of certain entities, to the extent that it is probable that future taxable profit will be available to utilize those tax losses.

Year ended December 31, 2024 compared to year ended December 31, 2023

Revenues

Revenues increased by 7.5% from RMB192.4 billion in 2023 to RMB206.8 billion in 2024. The total segment revenues of our China Mobility segment increased by 6.1% from RMB175.0 billion in 2023 to RMB185.7 billion in 2024. The increase in China Mobility segment revenues was primarily due to the growth of GTV. GTV in our China Mobility segment increased by 11.3% from RMB270.7 billion in 2023 to RMB301.4 billion in 2024, primarily driven by the increase in the number of transactions for the China Mobility segment. The total segment revenues of our International segment increased by 40.8% from RMB7.8 billion in 2023 to RMB11.0 billion in 2024. The increase in International segment revenue was primarily attributable to the growth of GTV. GTV in our International segment increased by 29.2% from RMB70.6 billion in 2023 to RMB91.3 billion in 2024. Total segment revenues of our Other Initiatives segment increased by 5.4% from RMB9.5 billion in 2023 to RMB10.0 billion in 2024.

Cost of Revenues

Cost of revenues increased by 3.7% from RMB162.9 billion in 2023 to RMB169.0 billion in 2024. This increase was primarily due to an increase of RMB6.0 billion in transaction related cost, which was driven primarily by the increase in the number of Core Platform Transactions.

Operations and Support Expenses

Our operations and support expenses increased by 6.6% from RMB7.4 billion in 2023 to RMB7.9 billion in 2024, primarily due to an increase of RMB0.5 billion in driver operation fees driven by the growth of GTV in our ride hailing business in China.

Sales and Marketing Expenses

Our sales and marketing expenses increased by 10.4% from RMB10.4 billion in 2023 to RMB11.5 billion in 2024, primarily due to a RMB1.1 billion increase in advertising and promotion expenses as we expanded our marketing efforts for our International segment and China Mobility segment. The increase was also attributable to a RMB0.8 billion increase in incentives provided to consumers which were mainly related to the International segment and the China Mobility segment, and was partially offset by a RMB0.9 billion decrease in amortization of acquired intangible assets utilized by sales and marketing functions.

Research and Development Expenses

Our research and development expenses decreased by 13.2% from RMB8.9 billion in 2023 to RMB7.8 billion in 2024, primarily due to a RMB1.5 billion decrease in investments for the smart auto business following the completion of the sale of certain smart auto business to XPeng Inc. in the fourth quarter of 2023.

General and Administrative Expenses

Our general and administrative expenses increased by 5.9% from RMB8.4 billion in 2023 to RMB8.9 billion in 2024, primarily due to a RMB0.2 billion increase in professional service fees and other administrative expenses as a result of the growth of our operations.

Other operating income (loss), net

Our other operating income (loss), net decreased by 94.0% from a gain of RMB2.8 billion in 2023 to a gain of RMB171.7 million in 2024. The operating income for the full year of 2023 was primarily due to a disposal gain of RMB2.1 billion related to the sale of certain smart auto business to XPeng and a gain of RMB0.8 billion related to the deconsolidation of a subsidiary engaged in autonomous trucking business.

Investment income (loss), net

Our investment income (loss), net, changed from an income of RMB92 million in 2023 to a loss of RMB894 million in 2024, due primarily to impairment provisions of RMB662.7 million primarily arising from investments accounted for using the equity method and debt investments at amortized cost and fair value losses of RMB127.2 million on contingent consideration assets related to the transaction with XPeng in 2024.

SEGMENTS

We operate our business in three segments: China Mobility, International and Other Initiatives. We use adjusted EBITA as our segment performance measure.

The following table presents the total revenues by segment for the periods presented:

	For the Year Ended December 31,
	2023	2024	2025
	(RMB in	(RMB in	(RMB in	(US$ in
	millions)	millions)	millions)	millions)
Revenues:
China Mobility	175,034	185,741	201,915	28,873
International	7,842	11,043	14,947	2,137
Other Initiatives	9,504	10,015	9,839	1,408
Total revenues	192,380	206,799	226,701	32,418

See “—Period to Period Comparison of Results of Operations” for a discussion of changes in total revenues by segment, under the section entitled “—Revenues.”

The following table presents the total Adjusted EBITA by segment and consolidated operating profit (loss) for the periods presented:

	For the Year Ended December 31,
	2023	2024	2025
	(RMB in	(RMB in	(RMB in	(US$ in
	millions)	millions)	millions)	millions)
China Mobility	5,323	9,184	12,351	1,766
International	(2,302)	(1,846)	(6,050)	(865)
Other Initiatives	(5,106)	(3,011)	(2,630)	(376)
Total Adjusted EBITA	(2,085)	4,327	3,671	525
Share-based compensation expenses	(2,590)	(2,253)	(1,963)	(281)
Amortization of intangible assets	(1,003)	(139)	(37)	(5)
Gain or loss from the disposal or deemed disposal of subsidiaries	2,840	7	(2)	—
Provision for the shareholder class action lawsuit	—	—	(5,298)	(758)
Total operating profit (loss)	(2,838)	1,942	(3,629)	(519)

The following table presents the total depreciation expenses of property and equipment and right-of-use assets by segment for the periods presented:

	For the Year Ended December 31,
	2023	2024	2025
	(RMB in	(RMB in	(RMB in	(US$ in
	millions)	millions)	millions)	millions)
China Mobility	563	414	401	57
International	161	170	173	25
Other Initiatives	3,098	2,442	2,250	322
Total depreciation of property and equipment and right-of-use assets	3,822	3,026	2,824	404

China Mobility Segment

The Adjusted EBITA gain of our China Mobility segment increased from RMB5.3 billion in 2023 to RMB9.2 billion in 2024, and further increased to RMB12.4 billion (US$1.8 billion) in 2025. The increase in Adjusted EBITA for our China Mobility segment in 2024 as compared to 2023 was primarily driven by the increase of Platform Sales and partially offset by the increase of consumer incentives attributable to the growth of business for the China Mobility segment. The increase in Adjusted EBITA for our China Mobility segment in 2025 as compared to 2024 was primarily driven by the increase of Platform Sales attributable to the growth of business for the China Mobility segment, partially offset by the increase of consumer incentives and higher costs and expenses attributable to the growth of business for the China Mobility segment.

International Segment

The Adjusted EBITA loss of our International segment decreased by RMB0.5 billion from a loss of RMB2.3 billion in 2023 to a loss of RMB1.8 billion in 2024, and increased by RMB4.2 billion to a loss of RMB6.1 billion (US$865.1 million) in 2025. The decrease of International segment Adjusted EBITA loss in 2024 as compared to 2023 was primarily attributable to the increase of Platform Sales. The increase of International segment Adjusted EBITA loss in 2025 as compared to 2024 was primarily attributable to increased spending on incentives and marketing expenses.

Other Initiatives Segment

The Adjusted EBITA loss of our Other Initiatives segment decreased by RMB2.1 billion from a loss of RMB5.1 billion in 2023 to a loss of RMB3.0 billion in 2024 and further decreased by RMB0.4 billion to a loss of RMB2.6 billion (US$376.1 million) in 2025. The decrease of Other Initiatives segment Adjusted EBITA loss in 2024 as compared to 2023 was primarily attributable to the decrease of investments for the smart auto business as the sale of certain smart auto business to XPeng Inc. was completed during the fourth quarter of 2023. The decrease of Other Initiatives segment Adjusted EBITA loss in 2025 as compared to 2024 was primarily driven by improved efficiency, partially offset by increased investments in autonomous driving.

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

B.Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2023	2024	2025
	(RMB in	(RMB in	(RMB in	(US$ in
	millions)	millions)	millions)	millions)
Summary Consolidated Cash Flows Data:
Net cash flows generated from operating activities	3,186	6,454	9,816	1,404
Net cash flows generated from (used in) investing activities	281	(14,142)	5,145	736
Net cash flows generated from (used in) financing activities	2,890	(6,602)	(3,449)	(493)
Effect of exchange rate changes on cash and cash equivalents	96	(463)	(259)	(38)
Net increase (decrease) in cash and cash equivalents	6,453	(14,753)	11,253	1,609
Cash and cash equivalents at beginning of the year	20,855	27,308	12,555	1,795
Cash and cash equivalents at end of the year	27,308	12,555	23,808	3,404

Cash and cash equivalents represent cash on hand, time deposits and highly liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal for use, and which have original maturities less than three months. As of December 31, 2024 and 2025, cash held in accounts managed in other financial institutions amounted to RMB1.1 billion and RMB2.5 billion (US$0.4 billion), respectively. These amounts of cash held by other financial institutions have been classified as cash and cash equivalents on our consolidated balance sheets. Cash and time deposits that are restricted as to withdrawal for use or pledged as security are reported as restricted cash. Restricted cash is classified into current and non-current based on the length of restricted period. Our restricted cash primarily represents deposits in banks which are restricted in use.

The following table sets forth a summary of assets managed by our treasury function, including cash and cash equivalents and treasury investments.

	As of December 31,
	2023	2024	2025
	(RMB in	(RMB in	(RMB in	(US$ in
	millions)	millions)	millions)	millions)
Cash and cash equivalents	27,308	12,555	23,808	3,404
Short-term treasury investments	19,242	37,598	28,207	4,034
Long-term treasury investments	7,893	3,430	3,691	528
Total	54,443	53,583	55,706	7,966

We regularly monitor the balance of our cash and cash equivalents and treasury investments as well as the funding requirements of our business. As of December 31, 2023, 2024 and 2025, cash and cash equivalents and treasury investments amounted to RMB54.4 billion, RMB53.6 billion and RMB55.7 billion (US$8.0 billion), respectively. The increase of RMB2.1 billion (US$0.3 billion) in 2025 from 2024 was primarily attributable to the net cash flows generated from operating activities of RMB9.8 billion (US$1.4 billion), partially offset by the net cash flows used in financing activities of RMB3.4 billion (US$0.5 billion), the net cash flows used in investing activities (excluding effects of short-term and long-term treasury investments) of RMB3.3 billion (US$0.5 billion) and the effect of exchange rate changes on cash and cash equivalents and treasury investments of RMB0.9 billion (US$0.1 billion) in 2025. The decrease of RMB0.9 billion in 2024 from 2023 was primarily attributable to the net cash flows used in financing activities of RMB6.6 billion and the net cash flows used in investing activities (excluding effects of short-term and long-term treasury investments) of RMB0.6 billion, partially offset by the net cash flows generated from operating activities of RMB6.5 billion in 2024.

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

Operating Activities

Net cash flows generated from operating activities in 2025 was RMB9.8 billion (US$1.4 billion), representing cash generated from operations of RMB8.5 billion (US$1.2 billion) and interest received of RMB2.2 billion (US$0.3 billion), net of interest paid of RMB0.3 billion (US$48.8 million) and income tax paid of RMB0.6 billion (US$81.2 million). The difference between cash generated from operations of RMB8.5 billion (US$1.2 billion) and loss before income tax for the year of RMB0.6 billion (US$87.4 million) in 2025 was due to RMB6.5 billion (US$0.9 billion) from non-cash or non-operation adjustments, and RMB2.6 billion (US$0.4 billion) from changes in our working capital accounts. Non-cash or non-operation adjustments consisted primarily of allowances for credit losses of RMB6.1 billion (US$0.9 billion), depreciation and amortization of RMB2.9 billion (US$0.4 billion), share-based compensation of RMB2.0 billion (US$0.3 billion), partially offset by interest income and investment loss (income), net of RMB2.5 billion (US$0.4 billion), foreign exchange gain of RMB0.6 billion (US$92.5 million), income on disposal of property and equipment and other assets of RMB0.5 billion (US$69.9 million) and share of loss (profit) of equity method investees of RMB0.3 billion (US$39.2 million). Changes in our working capital accounts consisted primarily of an increase of RMB11.0 billion (US$1.6 billion) in accrued expenses and other current liabilities and an increase of RMB0.8 billion (US$0.1 billion) in accounts and notes payable, partially offset by an increase of RMB6.0 billion (US$0.9 billion) in prepayment, receivables and other current assets, an increase of RMB1.7 billion (US$0.2 billion) in accounts receivable, an increase of RMB1.0 billion (US$0.1 billion) in restricted cash and an increase of RMB0.3 billion (US$40.3 million) in other non-current assets. The increase in our working capital accounts was primarily attributable to the growth of our business and a one-time provision for the previously disclosed shareholder class action lawsuit of RMB5.3 billion (US$740 million).

Net cash flows generated from operating activities in 2024 was RMB6.5 billion, representing cash generated from operations of RMB5.0 billion and interest received of RMB2.1 billion, net of interest paid of RMB0.2 billion and income tax paid of RMB0.3 billion. The difference between cash generated from operations of RMB5.0 billion and profit before income tax for the year of RMB1.3 billion in 2024 was due to RMB8.9 billion from non-cash or non-operation adjustments, and RMB5.2 billion from changes in our working capital accounts. Non-cash or non-operation adjustments consisted primarily of allowances for credit losses of RMB3.3 billion, depreciation and amortization of RMB3.2 billion, share-based compensation of RMB2.3 billion, foreign exchange loss of RMB1.1 billion and fair value changes of preferred shares and other financial instruments issued by subsidiaries of RMB0.9 billion, partially offset by interest income and investment loss (income), net of RMB1.3 billion and loss (income) on disposal of property and equipment, net and other assets of RMB0.5 billion. Changes in our working capital accounts consisted primarily of an increase of RMB3.5 billion in prepayments, receivables and other current assets, an increase of RMB1.0 billion in other non-current assets, an increase of RMB0.8 billion in accounts receivable, and an increase of RMB0.6 billion in restricted cash, partially offset by an increase of RMB0.9 billion in accrued expenses and other current liabilities. The increase in our working capital accounts was primarily attribute to the growth of our business.

Net cash flows generated from operating activities in 2023 was RMB3.2 billion, representing cash generated from operations of RMB2.2 billion and interest received of RMB1.8 billion, net of interest paid of RMB0.3 billion and income tax paid of RMB0.5 billion. The difference between cash generated from operations of RMB2.2 billion and loss before income tax for the year of RMB4.7 billion in 2023 was due to RMB8.4 billion from non-cash or non-operation adjustments, and RMB1.5 billion from changes in our working capital accounts. Non-cash or non-operation adjustments consisted primarily of fair value changes of preferred shares and other financial instruments issued by subsidiaries of RMB4.9 billion, depreciation and amortization of RMB4.8 billion, share-based compensation of RMB2.6 billion and allowances for credit losses of RMB2.1 billion, partially offset by gain on disposal or deemed disposal of subsidiaries of RMB2.8 billion, interest income and investment loss (income), net of RMB2.4 billion and share of loss (profit) of equity method investees of RMB0.6 billion. Changes in our working capital accounts consisted primarily of an increase of RMB5.2 billion in prepayments, receivables and other current assets and an increase of RMB1.5 billion in accounts receivable, partially offset by an increase of RMB3.6 billion in accrued expenses and other current liabilities and an increase of RMB1.8 billion in accounts and notes payable. The increase in our working capital accounts was primarily attribute to the growth of our business.

Investing Activities

Net cash flows generated from investing activities in 2025 was RMB5.1 billion (US$0.7 billion), primarily as a result of the proceeds from maturities of short-term and long-term treasury investments of RMB64.7 billion (US$9.3 billion), the proceeds from disposal or maturities of other financial investments at fair value and other debt investments of RMB1.9 billion (US$0.3 billion), and the proceeds from disposal of property and equipment and intangible assets of RMB0.6 billion (US$89.1 million), partially offset by the purchase of short-term and long-term treasury investments of RMB56.2 billion (US$8.0 billion), the purchase of property and equipment and intangible assets of RMB3.4 billion (US$0.5 billion), and the purchase of other financial investments at fair value and other debt investments of RMB2.7 billion (US$0.4 billion).

Net cash flows used in investing activities in 2024 was RMB14.1 billion, primarily as a result of the purchase of short-term and long-term treasury investments of RMB45.8 billion, the purchase of property and equipment and intangible assets of RMB3.6 billion, the purchase of other financial investments at fair value and other debt investments of RMB2.8 billion, partially offset by the proceeds from maturities of short-term and long-term treasury investments of RMB32.3 billion, the proceeds from disposal or maturities of other financial investments at fair value and other debt investments of RMB5.1 billion, and the proceeds from disposal of property and equipment and intangible assets of RMB0.8 billion.

Net cash flows generate from investing activities in 2023 was RMB0.3 billion, primarily as a result of the proceeds from maturities of short-term and long-term treasury investments of RMB19.9 billion, the proceeds from disposal or maturities of other financial investments at fair value and other debt investments of RMB2.7 billion, and the proceeds from disposal of property and equipment and intangible assets of RMB0.9 billion, partially offset by the purchase of short‑term and long‑term treasury investments of RMB18.6 billion, the purchase of property and equipment and intangible assets of RMB2.3 billion, the purchase of other financial investments at fair value and other debt investments of RMB1.7 billion, and disposal of subsidiaries, net of cash disposed and others of RMB0.3 billion.

Financing Activities

Net cash flows used in financing activities in 2025 was RMB3.4 billion (US$0.5 billion), primarily as a result of repayments of borrowings of RMB23.9 billion (US$3.4 billion), repurchase of ordinary shares of RMB5.4 billion (US$0.8 billion), and principal portion of lease payments of RMB0.6 billion (US$79.6 million), partially offset by proceeds from borrowings of RMB24.9 billion (US$3.6 billion) and proceeds from issuance of preferred shares and other financial instruments issued by subsidiaries of RMB1.7 billion (US$0.2 billion).

Net cash flows used in financing activities in 2024 was RMB6.6 billion, primarily as a result of repayments of borrowings of RMB11.7 billion, repurchase of ordinary shares of RMB4.9 billion, and repurchase of preferred shares issued by subsidiaries of RMB4.5 billion, partially offset by proceeds from borrowings of RMB14.5 billion and proceeds from issuance of preferred shares and other financial instruments issued by one of our subsidiaries of RMB1.1 billion.

Net cash flows generated from financing activities in 2023 was RMB2.9 billion, primarily as a result of proceeds from borrowings of RMB10.3 billion, partially offset by repayments of borrowings of RMB6.7 billion and principal portion of lease payments of RMB0.7 billion.

Material Cash Requirements

Our material cash requirements as of December 31, 2025 and any subsequent interim period primarily include our capital expenditures and non-cancellable lease obligations.

We made capital expenditures (net of proceeds from disposal of property and equipment and intangible assets) of RMB1.5 billion, RMB2.8 billion and RMB2.7 billion (US$0.4 billion) in 2023, 2024 and 2025, respectively. In 2023, 2024 and 2025, our capital expenditures primarily incurred for purchase of bikes and e-bikes and computers and equipment. We funded our capital expenditures primarily with cash flows generated from operating and financing activities. We intend to fund our future capital expenditures with our existing cash balance, anticipated cash flows from operations and financing alternatives. We will continue to make well-planned capital expenditures to meet the expected growth of our business. Our non-cancellable leases represent leases for office premises and data centers.

Other than as disclosed in Note 36 to our consolidated financial statements, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2025.

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

See “Item 3. Key Information—Cash and Asset Flows Through Our Organization.”

See “Item 3. Key Information—Financial Information Related to the VIEs” for condensed consolidating schedules of financial position for the VIEs and other entities for the years ended December 31, 2023, 2024 and 2025.

C.Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Technology and Data” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2026 that are reasonably likely to have a material and adverse effect on our income, expenses, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

Executive Director Appointment and Removal Right

The DiDi Partnership is entitled to appoint and remove Executive Directors of our company. Our Executive Directors are Mr. Will Wei Cheng, Mr. Alan Yue Zhuo and Mr. Calvin Shaorong Liu.

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

Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors in office as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Will Wei Cheng†	42	Founder, Chairman of the Board and Chief Executive Officer
Alan Yue Zhuo†	38	Director and Chief Financial Officer
Calvin Shaorong Liu†	44	Director and Chief Legal Officer
Fengxia Liang	49	Director
Zhihui Yang	52	Independent Director
Gaofei Wang	47	Independent Director
Chunbo Lai	42	Chief Technology Officer
†	Mr. Will Wei Cheng, Mr. Alan Yue Zhuo and Mr. Calvin Shaorong Liu are the Executive Directors appointed by the DiDi Partnership.

Mr. Will Wei Cheng is our founder and has served as chairman of our board of directors since January 2013 and our chief executive officer since February 2015. Mr. Cheng founded Beijing Xiaoju Science and Technology Group Co., Ltd. in 2012 and, shortly thereafter, launched the DiDi Dache app to provide online taxi services. Since then, Mr. Cheng has led us to become the world’s leading mobility technology platform, having overseen our acquisition of Kuaidi and Uber China, diversification of our service offerings and expansion around the globe. Prior to founding us, Mr. Cheng worked at Alibaba from 2005 to 2011, most recently as deputy general manager of Alipay, with responsibility for Alipay’s business-to-consumer functions, and before that, in a number of sales-related positions, including as regional manager at Alibaba. Mr. Cheng has been featured on Fortune China’s 50 Most Influential Business Leaders list for three consecutive years from 2017 to 2019. In 2017, Mr. Cheng was selected as a Global Game Changer by Forbes. In 2016, Mr. Cheng was named Fortune’s Businessperson of the Year and Forbes Asia’s Businessman of the Year. Mr. Cheng has received honors and awards such as “National Outstanding Individual in Poverty Alleviation,” “Beijing Youth ‘May 4th’ Medal” and “Beijing Outstanding Young Talent.” Mr. Cheng received a bachelor’s degree in administration management from the Beijing University of Chemical Technology in July 2004.

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

Mr. Calvin Shaorong Liu has served as our director and chief legal officer since February 2026. Mr. Liu previously served as our general counsel. Prior to joining the Company, Mr. Liu served as the general counsel and vice president of Kuaishou Technology (Hong Kong Stock Exchange stock code: 01024). Mr. Liu received a master’s degree in law from Xiamen University and an master of laws (LL.M.) degree from the University of Southern California.

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

Mr. Gaofei Wang has served as our independent director since June 29, 2021. Mr. Wang has served as a director and the Chief Executive Officer of Weibo Corporation since August 2020 and February 2014, respectively. Since Weibo’s inception, Mr. Wang has had various product and business development roles at Weibo and was promoted to general manager in December 2012. Mr. Wang joined SINA Corporation in August 2000 and worked in the product development department until early 2004 when he transferred to the mobile division of SINA, or SINA Mobile. He served as general manager of SINA Mobile from November 2006 to November 2012. Since February 2026, Mr. Wang has also served as an independent nonexecutive director of Distinct Healthcare Holdings Limited, a company listed on the Hong Kong Stock Exchange (stock code: 02677). Mr. Wang received a bachelor’s degree in computer science from Peking University and an EMBA degree from the Guanghua School of Management of Peking University.

Mr. Chunbo Lai has served as our chief technology officer since February 2026. Prior to that, he had served as the Company’s head of platform technology since November 2024. Mr. Lai joined the Company in December 2015, and has successively served as the chief technology officer of China ride hailing business, the general manager of platform governance and safety, and the chief technology officer of international business. Prior to joining the Company, Mr. Lai worked at Baidu from July 2008 to November 2015. Mr. Lai received a master’s degree in Computer Science from Zhejiang University.

B.Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2025, we paid an aggregate of RMB31.8 million (US$4.5 million) in cash to our current directors and executive officers as a group. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries, the VIEs and their respective subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her medical insurance, maternity insurance, workplace injury insurance, unemployment insurance, pension benefits through a PRC government-mandated multi-employer defined contribution plan and other statutory benefits and a housing provident fund.

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

Share Incentive Plans

2017 Equity Incentive Plan

In December 2017, our board of directors approved the 2017 Equity Incentive Plan, and subsequently amended it in December 2020 in order to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to selected employees, directors and consultants of our company and to promote the success of our business. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2017 Equity Incentive Plan is 195,127,549 shares. As of March 20, 2026, awards to purchase 33,873,326 ordinary shares that were granted under the 2017 Equity Incentive Plan remained outstanding.

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

As of March 20, 2026, awards to purchase 55,894,496 ordinary shares that were granted under the 2021 Share Incentive Plan remained outstanding.

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

The following table summarizes, as of March 20, 2026, the number of Class A ordinary shares under outstanding options that we granted to our directors and executive officers currently in office, excluding awards that were forfeited or cancelled after the grant dates.

	Ordinary Shares
	Underlying
	Outstanding	Exercise Price
Name	Options	(US$/Share)	Grant Date	Expiration Date
Will Wei Cheng	1,250,000	0.0001823	April 16, 2021	April 16, 2031
Alan Yue Zhuo	200,000	0.0001823	April 1, 2022	April 1, 2032
	500,000	0.0001823	April 1, 2023	April 1, 2033
	150,000	0.0001823	April 1, 2025	April 1, 2035
	150,000	0.0001823	February 1, 2026	February 1, 2036
Calvin Shaorong Liu	240,000	0.0001823	July 1, 2024	July 1, 2034
	200,000	0.0001823	February 1, 2026	February 1, 2036
Fengxia Liang	—	—	—	—
Zhihui Yang	36,000	0.0001823	May 31, 2023	May 31, 2033
	36,000	0.0001823	July 25, 2024	July 25, 2034
	36,000	0.0001823	October 14, 2025	October 14, 2035
	36,000	0.0001823	February 1, 2026	February 1, 2036
Gaofei Wang	35,714	0.0001823	June 1, 2022	June 1, 2032
	36,000	0.0001823	May 31, 2023	May 31, 2033
	36,000	0.0001823	July 25, 2024	July 25, 2034
	36,000	0.0001823	October 14, 2025	October 14, 2035
	36,000	0.0001823	February 1, 2026	February 1, 2036
	36,000	0.0001823	February 1, 2026	February 1, 2036
Chunbo Lai	200,000	0.0001823	April 1, 2022	April 1, 2032
	350,000	0.0001823	April 1, 2024	April 1, 2034
	200,000	0.0001823	April 1, 2025	April 1, 2035
	200,000	0.0001823	February 1, 2026	February 1, 2036

As of December 31, 2025, our employees and consultants, other than our directors and executive officers, as a group held options to purchase 81,811,294 Class A ordinary shares with a weighted average exercise price of US$2.1093 per share, and 1,988,527 restricted share units.

C.Board Practices

Board of Directors

Our board of directors consists of six directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his or her interest at a meeting of our directors. A director may vote with respect to any contract, transaction, proposed contract or transaction notwithstanding that he or she may be interested therein, and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered, provided that he or she has declared his interests as described above. Our directors may exercise all the powers of our company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

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

D.Employees

We had 22,335 full-time employees as of December 31, 2025, as compared with 19,113 full-time employees as of December 31, 2024, and 19,328 full-time employees as of December 31, 2023.

The following table sets forth the number of our employees by function as of December 31, 2025:

	Number of
	Employees	Percentage
Operations and support	4,066	18.20%
Research and development	8,645	38.71%
General and administrative	6,806	30.47%
Sales and marketing	2,818	12.62%
Total	22,335	100%

As of December 31, 2025, we had 18,197 employees in China and 4,138 employees in other countries.

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

E.Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 20, 2026:

●	each of our directors and executive officers currently in office; and
●	each person known to us to beneficially own more than 5% of our total outstanding shares.

The calculations in the table below are based on 1,126,879,059 ordinary shares outstanding as of March 20, 2026, comprising 1,050,707,618 Class A ordinary shares (excluding 37,862,641 Class A ordinary shares repurchased by us and not yet cancelled or issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Share Incentive Plans) and 76,171,441 Class B ordinary shares.

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

	Class A
	ordinary					Total
	shares with an		Class B			ordinary
	economic		ordinary			Shares		% of
	interest		shares with an		% of	beneficially		aggregate
	economic		economic		equity	owned in terms		voting
	interest		interest		ownership†	of voting power		power††
Directors and executive officers*:
Will Wei Cheng	1,250,000	(1)	76,171,441	(2)	6.9	97,690,689	(3)	43.2
Alan Yue Zhuo(4)	575,000		—		0.1	575,000		0.0
Calvin Shaorong Liu(5)	100,000		—		0.0	100,000		0.0
Fengxia Liang(6)	—		—		—	—		—
Zhihui Yang(7)	144,000		—		0.0	144,000		0.0
Gaofei Wang(8)	179,714		—		0.0	179,714		0.0
Chunbo Lai(9)	424,800		—		0.0	424,800		0.0
All directors and executive officers as a group	2,673,514		76,171,441		7.0	99,114,203		43.2
Principal shareholders:
Softbank Vision Fund Entity(10)	242,115,016		—		21.5	242,115,016		13.4
Uber Entity(11)	143,911,749		—		12.8	143,911,749		7.9
Tencent Entities(12)	80,525,983		—		7.1	80,525,983		4.4
*

Except as otherwise indicated below, the business address of our directors and executive officers is DiDi Xinchenghai, Building 1, Yard 6, North Ring Road, Tangjialing, Haidian District, Beijing, People’s Republic of China.

†

For each person and group included in this column, percentage of equity ownership is calculated by dividing the number of shares held by such person or group and its respective affiliates by the sum of the total number of shares outstanding as of March 20, 2026.

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

(1)	Represents 1,250,000 Class A ordinary shares underlying options exercisable within 60 days after March 20, 2026.
(2)	Represents 76,171,441 Class B ordinary shares held by Xiaocheng Investments Limited. Xiaocheng Investment Limited is beneficially owned by Mr. Will Wei Cheng through a trust, of which Mr. Cheng is the settlor and Mr. Cheng and his family members are the beneficiaries. The registered address of Xiaocheng Investments Limited is Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.
(3)	Represents (i) 1,250,000 Class A ordinary shares underlying options exercisable within 60 days after March 20, 2026, (ii) 76,171,441 Class B ordinary shares held by Xiaocheng Investments Limited over which Mr. Cheng has voting power, and (iii) 20,269,248 Class A ordinary shares held by certain existing shareholders who have granted voting proxies to Mr. Cheng as of March 20, 2026.
(4)	Represents 575,000 Class A ordinary shares underlying options exercisable within 60 days after March 20, 2026.
(5)	Represents 100,000 Class A ordinary shares underlying options exercisable within 60 days after March 20, 2026.
(6)	The business address of Ms. Fengxia Liang is Building A, No. 397 Tianlin Road, Xuhui District, Shanghai, China.
(7)	Represents 144,000 Class A ordinary shares underlying options exercisable within 60 days after March 20, 2026. The business address of Mr. Zhihui Yang is 9/F, No. 6 Haidian Zhongjie, Haidian District, Beijing, China.
(8)	Represents 179,714 Class A ordinary shares underlying options exercisable within 60 days after March 20, 2026. The business address of Mr. Gaofei Wang is No. 8 Sina Plaza Courtyard 10, the West XiBeiWang E. Rd, Haidian District, Beijing, China.
(9)	Represents (i) 49,800 Class A ordinary shares in the form of ADSs, and (ii) 375,000 Class A ordinary shares underlying options exercisable within 60 days after March 20, 2026.
(10)	Represents 242,115,016 Class A ordinary shares held by SVF XKI Subco (Singapore) Pte. Ltd. as of December 31, 2021, as reported in a Schedule 13G filed by SB Investment Advisers (UK) Limited, Softbank Vision Fund L.P., SVF Holdings (UK) LLP, SVF Holdings (Singapore) Pte. Ltd. and SVF XKI Subco (Singapore) Pte. Ltd. on February 14, 2022. Softbank Vision Fund L.P. is the managing member of SVF Holdings (UK) LLP, which is the sole owner of SVF Holdings (Singapore) Pte. Ltd., which in turn is the sole owner of SVF XKI Subco (Singapore) Pte. Ltd. SB Investment Advisers (UK) Limited has been appointed as alternative investment fund manager of Softbank Vision Fund L.P. The registered address of SVF XKI Subco (Singapore) Pte Ltd. is 138 Market Street #27-01A, Capitagreen, Singapore.

(11)	Represents 143,911,749 Class A ordinary shares held by Uber International B.V. and SMB Holding Corporation as of May 8, 2024, as reported in a Schedule 13D filed by Uber Technologies, Inc. on the same date. Each of Uber International B.V. and SMB Holding Corporation is a wholly-owned, indirect subsidiary of Uber Technologies, Inc., a company listed on the NYSE. The registered address of Uber Technologies, Inc. is 1515 3rd Street, San Francisco, CA 94158.
(12)	Represents (i) 77,316,905 Class A ordinary shares (including 1,539,125 Class A ordinary shares represented by 6,156,500 ADSs) held by Huang River Investment Limited, (ii) 1,918,974 Class A ordinary shares represented by 7,675,896 ADSs held of record by THL E Limited, and (iii) 1,290,104 Class A ordinary shares held of record by Tencent Growthfund Limited as of December 31, 2023, as reported in a Schedule 13G/A filed by Tencent Holdings Limited and Huang River Investment Limited, among others, on February 1, 2024. Each of Huang River Investment Limited, THL E Limited and Tencent Growthfund Limited is controlled by Tencent Holdings Limited, a company listed on the Hong Kong Stock Exchange. The principal business office for Tencent Holdings Limited and Huang River Investment Limited is at Level 29, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong.

As of March 20, 2026, we had 591,355,907 shares held by seven record holders in the United States.

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

Transactions with Alibaba Group Prior to April 16, 2025

We have commercial arrangements with Alibaba Group primarily related to ride hailing and enterprise solutions services. On April 16, 2025, Alibaba Group no longer had any significant influence over us and was not considered our related party from and after that date. The services we provide to Alibaba Group are conducted on an arm’s length basis with similar unrelated parties. During the period from January 1, 2025 to April 15, 2025, the revenues generated from Alibaba Group amounted to RMB51 million.

We also have commercial arrangement with Alibaba Group primarily related to colocation services and information technology platform services. During the period from January 1, 2025 to April 15, 2025, the costs and expenses related to these services that were provided to us amounted to RMB41 million.

Transactions with Tencent Group

We have commercial arrangements with Tencent Group primarily related to ride hailing and enterprise solutions services and online advertising services. The services we provide to Tencent Group are conducted on an arm’s length basis with similar unrelated parties. All the revenues generated from Tencent Group amounted to RMB127 million for the year ended December 31, 2025.

We also have commercial arrangements with Tencent Group primarily related to payment processing services, colocation services and promotion services. The costs and expenses related to these services that were provided to us amounted to RMB1,455 million for the year ended December 31, 2025.

Transactions with Other Related Parties

We have commercial arrangements with certain of our investees to provide or receive technical support services and other services in 2025. The amounts relating to these services provided or received are not significant. We also entered into loan agreements with some investees.

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

Starting in July 2021, we and certain of our officers and directors were named as defendants in several putative securities class actions filed in federal court in New York and California. These actions alleged, in sum and substance, that the registration statement and prospectus prepared for our June 30, 2021 initial public offering contained material misstatements and omissions in violation of the Securities Act of 1933, the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. In September 2021, plaintiffs voluntarily dismissed all actions filed in federal court in California. On October 12, 2021, the U.S. District Court for the Southern District of New York appointed lead plaintiffs and lead counsel and consolidated the remaining federal actions under the caption In re Didi Global Inc. Securities Litigation, No. 1:21-cv-05807-LAK. Lead plaintiffs in the consolidated action filed a consolidated amended complaint on January 7, 2022. We moved to dismiss the consolidated amended complaint on March 8, 2022. In response, lead plaintiffs further amended their complaint, filing a Second Amended Complaint on May 5, 2022. On June 3, 2022, we moved to dismiss the Second Amended Complaint. On March 14, 2024, the court denied the Company’s and other defendants’ motions to dismiss the Second Amended Complaint. The case thereafter proceeded to discovery. On January 6, 2025, lead plaintiffs moved for class certification, which we opposed. On August 13, 2025, the court granted the motion in part, certifying the class on some claims and refusing to certify a class as to others. On December 9, 2025, we, other defendants, and the plaintiffs entered into a settlement agreement to resolve the litigation. Under the settlement, we agreed to pay US$740 million to settle the abovementioned lawsuit, and all defendants received a full release of all claims brought in the lawsuit. The settlement is subject to further court approval, with a hearing scheduled for June 16, 2026. The settlement does not constitute an admission of liability or wrongdoing or a finding that the claims asserted had any merit. We deny all allegations of fault, liability, wrongdoing, or damages and entered into the settlement to avoid the costs and disruption to our business that could arise from or be associated with further litigation.

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

D.Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Currency Exchange.”

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

U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the Code. This discussion is based on the Code, Treasury regulations promulgated thereunder, administrative pronouncements, judicial decisions, and the income tax treaty between the United States and the PRC (the “Treaty”), all as in effect on the date hereof and all of which are subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service will not take or that a court will not sustain a contrary position. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

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

This discussion, moreover, does not address the U.S. federal estate, gift or other non-income tax considerations, any minimum tax, the Medicare tax on certain net investment income, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or ordinary shares. Each prospective investor should consult its tax advisor regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations applicable to the ownership and disposition of our ADSs or ordinary shares in light of its particular circumstances.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares (as determined for U.S. federal income tax purposes) that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of the United States or any state thereof or the District of Columbia;
●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons with respect to all of its substantial decisions or (B) that has in effect a valid election to be treated as a U.S. person under the Code or applicable U.S. Treasury Regulations.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and their partners should consult their tax advisors as to the U.S. federal income tax considerations relating to an investment in our ADSs or ordinary shares.

This discussion assumes that the representations contained in the deposit agreement and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with the terms thereof. Accordingly, for U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs and the remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are generally categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

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

Assuming that we are the owner of the VIEs and their subsidiaries for U.S. federal income tax purposes, and based on the value of our assets and the composition of our income and assets, including goodwill and other unbooked intangibles, and taking into account (i) the “fair market value” method in accordance with the Code, (ii) the working capital exception under proposed U.S. Treasury Regulations and (iii) the look-through rule under the Code, we do not expect to be a PFIC for our taxable year ended December 31, 2025.

There can be no assurance that we will not be a PFIC for U.S. federal income tax purposes for any taxable year because our PFIC status is a fact-intensive determination made annually after the close of the each taxable year that depends, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash or other passive assets for active purposes, our risk of being a PFIC for the current or subsequent taxable years may substantially increase. Because there are uncertainties in the application of the relevant rules (including the working capital exception under proposed U.S. Treasury Regulations), it is also possible that the Internal Revenue Service may challenge our classification of certain assets as non-passive, which may result in our company being or becoming a PFIC, for U.S. federal income tax purposes, for any taxable year, which could subject U.S. Holders to significant adverse U.S. federal income tax consequences.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, the PFIC rules discussed below under “—Passive Foreign Investment Company Rules” will generally apply to such U.S. Holder for such taxable year and, unless the U.S. Holder makes certain elections, will generally apply in future years even if we cease to be a PFIC.

Dividends

Subject to the discussion under “—Passive Foreign Investment Company Rules” below, any distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, the full amount of any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction generally allowed to corporations. Dividends received by individuals and certain other non-corporate U.S. Holders may be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs or ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we are eligible for the benefits of the United States-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to such a U.S. Holder for the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Our ADSs (but not our ordinary shares) were listed on the NYSE from July 2021 to June 2022. On June 13, 2022, our ADSs were delisted from the NYSE. Our ADSs have been quoted on OTC Pink under the symbol “DIDIY” since June 2022. Since our ADSs are not readily tradable on an established securities market in the United States, dividends received on our ADSs would generally not be eligible to be taxed at the lower capital gain tax rate applicable to “qualified dividend income” unless we are eligible for the benefits of the Treaty, as discussed below.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “—People’s Republic of China Taxation”), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ADSs or ordinary shares, regardless of whether the ADSs are readily tradable on an established securities market in the United States and regardless of whether the ordinary shares are represented by the ADSs, would be eligible for the reduced rates of taxation described in the preceding paragraph, provided all other applicable requirements are satisfied.

Dividends paid on our ADSs or ordinary shares, if any, will generally be treated as income from foreign sources and will generally constitute passive category income for U.S. foreign tax credit purposes. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any nonrefundable foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign taxes withheld may instead claim a U.S. federal income tax deduction in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit and the deductibility of foreign taxes are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders should consult their tax advisors regarding the availability of the foreign tax credit and the deductibility of foreign taxes under their particular circumstances.

Sale or Other Disposition

Subject to the discussion under “—Passive Foreign Investment Company Rules” below, a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of our ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any such capital gain or loss will be long-term if the U.S. Holder’s holding period in the ADSs or ordinary shares exceeds one year at the time of disposition and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gain of individuals and certain other non-corporate U.S. Holders will generally be eligible for a reduced rate of taxation. The deductibility of a capital loss is subject to limitations.

As described in “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation,” if we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, gains from the disposition of the ADSs or ordinary shares may be subject to PRC income tax. Because any such gains will generally be U.S.-source, a U.S. Holder’s ability to claim a foreign tax credit in respect of any such tax may be limited unless the U.S. Holder has other income that is treated as derived from foreign sources. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as PRC-source income under the Treaty. However, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares. A U.S. Holder may instead claim a deduction for U.S. federal income tax purposes in respect of any such tax, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty.

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

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our subsidiaries, the VIEs or any subsidiaries of the VIEs are also PFICs (each, a “lower – tier PFIC”), such U.S. Holder will generally be treated as owning a proportionate amount (by value) of the shares of such lower-tier PFIC for purposes of the application of these rules. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, the VIEs or any subsidiaries of the VIEs.

A U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock to mitigate some of the adverse tax consequences of the PFIC regime. For these purposes, stock will be treated as “marketable stock” if it is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our ADSs, but not our ordinary shares, were listed on the NYSE, which is a qualified exchange for these purposes, from July 2021 to June 2022. On June 13, 2022, our ADSs were delisted from the NYSE. Our ADSs have been quoted on OTC Pink under the symbol “DIDIY” since June 2022. Because our ADSs are not readily tradable on an established securities market in the United States, our ADSs would not be treated as “marketable stock” for these purposes and a U.S. Holder would not be eligible to make a mark-to-market election with respect to our ADSs.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If we are or become a PFIC, a U.S. Holder that owns or is deemed to own our ADSs or ordinary shares will generally be required to file an annual report with the Internal Revenue Service with respect to its investment in our ADSs or ordinary shares. Failure to comply with applicable reporting requirements will extend the statute of limitations until such required information is furnished to the Internal Revenue Service. U.S. Holders should consult their tax advisors concerning the U.S. federal income tax considerations of owning and disposing of our ADSs or ordinary shares if we were, are, or become a PFIC, including the unavailability of the qualified electing fund and mark-to-market elections, and the annual PFIC filing requirements, if any.

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

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers, and are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on Form 20-F within four months after the end of each fiscal year, which is December 31. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

As of December 31, 2025, we had Renminbi-denominated cash and cash equivalents, restricted cash, and short-term treasury investments of RMB18.3 billion (US$2.6 billion) and U.S. dollar-denominated cash and cash equivalents, restricted cash, and short-term treasury investments of US$4.3 billion. Assuming we had converted RMB18.3 billion into U.S. dollars at the exchange rate of RMB6.9931 for US$1.00 as of December 31, 2025, our total balance of cash and cash equivalents, restricted cash and short-term treasury investments in U.S. dollars would have been US$6.9 billion. If the Renminbi had depreciated by 10% against the U.S. dollar, the balance in U.S. dollars would have been US$6.7 billion.

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

Our short-term borrowings mainly consist of RMB-dominated borrowings by our subsidiaries from financial institutions in the PRC. We had short-term borrowings of RMB10.8 billion and RMB12.4 billion (US$1.8 billion) as of December 31, 2024 and 2025, respectively.

Our long-term borrowings consist of a series of loan facilities with terms that range from two to three years. We had total long-term borrowings of RMB0.7 billion and RMB0.2 billion (US$33.0 million) as of December 31, 2024 and 2025, respectively. Borrowings carried at floating rates exposed to cash flow interest rate risk whereas borrowings carried at fixed rates exposed to fair value interest rate risk. See Note 4.1.1 to our consolidated financial statements included elsewhere in this annual report for a sensitivity analysis relating to interest rate risk.

Credit Risk

As of December 31, 2024 and 2025, substantially all of our cash and cash equivalents, restricted cash, treasury investment stated at amortized cost and debt instruments measured at fair value through other comprehensive income (FVOCI) are held by major financial institutions located in the Chinese mainland and Hong Kong which we believe are of high credit quality. We expect that there is no significant credit risk associated with these assets.

Cash balances are held in other financial institutions we believe are of high credit quality. As of December 31, 2024 and 2025, cash held in accounts managed by other financial institutions amounted to RMB1.1 billion and RMB2.5 billion (US$0.4 billion), respectively.

Accounts receivable are typically unsecured and are generally derived from customers and end-users. The credit risk with respect to account receivables is mitigated by credit control policies we carry out with respect to our customers and our ongoing monitoring process of outstanding balances.

We have loan receivables which primarily represent micro-loans that we generally offer to individual borrowers who are registered as riders, end-users or drivers via our platform. Our loan receivables, net, were RMB10.5 billion and RMB12.1 billion (US$1.7 billion) as of December 31, 2024 and 2025, respectively. We do not have significant exposure to any individual customer.

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

Fees and Other Payments Made by the Depositary to Us

The Depositary may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary agree from time to time. Responsibility for payment of such fees, charges and reimbursements may from time to time be changed by agreement between us and the depositary. In the year ended December 31, 2025, we did not receive any payment from the depositary for our expenses incurred in connection with the establishment and maintenance of the ADS program.

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

For the year ended December 31, 2025, we did not use any of the net proceeds from our initial public offering. There is no material change in the use of proceeds as described in the registration statement.

Item 15.Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and our chief financial officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2025. Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rule and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

Based upon that evaluation, our management, with the participation of our chief executive officer and our chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective as of December 31, 2025 and as of the date that the evaluation of the effectiveness of our disclosure controls and procedures was completed.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2025.

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

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2025, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

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

	2024	2025

	(RMB in millions)
Audit fees(1)	34	35
Tax fees(2)	7	10
All other fees(3)	—	2
(1)	“Audit fees” means the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC and other assurance services.
(2)	“Tax fees” means the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice, and tax planning.
(3)	“All other fees” means the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by our principal auditors associated with certain permitted advisory services.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian LLP, including audit services, tax services and other services as described above.

Item 16D.Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On November 11, 2023, our board of directors authorized a share repurchase program, under which we may repurchase up to US$1 billion of our shares during the 24 months after the date of the program’s adoption. Under this program, we may make share repurchases from time to time through legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. This repurchase program terminated in November 2025 in accordance with its terms. The table below is a summary of the repurchases that we made in the year ended December 31, 2025 pursuant to the share repurchase program we adopted in November 2023. All these share repurchases were all conducted in the open market.

				Approximate Dollar Value of
				ADSs that May Yet Be
			Total Number of ADSs	Purchased Under the Publicly
			Purchased as Part of	Announced November 2023
	Total Number of	Average Price Paid	Publicly Announced	Plan as of the End of the
Period	ADSs Purchased	Per ADS	November 2023 Plan	Applicable Period
January 2025	16,801,927	4.67	16,801,927	217,877,965
February 2025	13,407,568	4.87	13,407,568	152,518,069
March 2025	21,881,327	4.98	21,881,327	43,440,723
April 2025	9,942,643	4.37	9,942,643	—

On March 17, 2025, our board of directors authorized another share repurchase program, under which we may repurchase up to US$2 billion of our shares during the 24 months after the date of the program’s authorization. Under this program, we may make share repurchases from time to time through legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The program does not obligate us to repurchase any specific dollar amount or to acquire any specific number of ADSs. The table below is a summary of the repurchases that we made in the year ended December 31, 2025 and for the three months ended March 31, 2026 pursuant to the share purchase program we adopted in March 2025. All these share repurchases were all conducted in the open market.

				Approximate Dollar Value of
				ADSs that May Yet Be
			Total Number of ADSs	Purchased Under the Publicly
			Purchased as Part of	Announced March 2025 Plan
	Total Number of	Average Price Paid	Publicly Announced	as of the End of the Applicable
Period	ADSs Purchased	Per ADS	March 2025 Plan	Period
April 2025	16,190,755	4.14	16,190,755	1,933,043,883
May 2025	19,161,788	4.51	19,161,788	1,846,666,454
June 2025	16,056,730	4.84	16,056,730	1,768,988,995
July 2025	4,156,467	5.19	4,156,467	1,747,436,560
August 2025	2,197,627	5.51	2,197,627	1,735,338,231
September 2025	315,000	6.40	315,000	1,733,322,521
October 2025	1,150,000	6.45	1,150,000	1,725,905,301
November 2025	2,733,400	5.26	2,733,400	1,711,540,054
December 2025	33,023,676	5.36	33,023,676	1,534,618,917
January 2026	11,969,107	4.93	11,969,107	1,475,585,254
February 2026	22,685,632	4.65	22,685,632	1,370,031,870
March 2026	27,864,739	4.12	27,864,739	1,255,358,882

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
11.1

Code of Business Conduct and Ethics of the Registrant, as amended (incorporated herein by reference to Exhibit 11.1 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 15, 2024 (File No. 001-40541))

11.2

Amended and Restated Statement of Policies Governing Material Non-public Information and the Prevention of Insider Trading of the Registrant (incorporated herein by reference to Exhibit 11.2 to the annual report on Form 20-F filed with the Securities and Exchange Commission on April 18, 2025 (File No. 001-40541))

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

Date: April 13, 2026

DIDI GLOBAL INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of DiDi Global Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of DiDi Global Inc. and its subsidiaries (the “Company”) as of December 31, 2025, 2024 and 2023, and the related consolidated income statements and statements of comprehensive income (loss), of changes in equity, and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Goodwill impairment assessment

As described in Notes 3.1.7, 5.3 and 17 to the consolidated financial statements, as of December 31, 2025, the Company’s goodwill balance was RMB46.3 billion, which is comprised of goodwill from the China Mobility Group of CGUs. Management conducts goodwill impairment test annually or more frequently if events or changes in circumstances indicate a potential impairment. Management performed an annual goodwill impairment test on the China Mobility Group of CGUs as of December 31, 2025. Management estimated the recoverable amount of the China Mobility Group of CGUs based on the value-in-use calculations using the discounted cash flow method. Management’s value-in-use estimation included significant judgments and assumptions related to the compound annual growth rate for revenue, adjusted EBITA/revenue ratio, the pre-tax discount rate and the terminal revenue growth rate. Management concluded that there was no impairment of the goodwill of the China Mobility Group of CGUs as of December 31, 2025.

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

April 13, 2026

We have served as the Company’s auditor since 2017.

DIDI GLOBAL INC.

CONSOLIDATED INCOME STATEMENTS

(Amounts in thousands, except for share and per share data)

		For the Year Ended December 31,
	Note	2023	2024	2025
		RMB	RMB	RMB

Revenues	7	192,379,918	206,798,631	226,701,433
Cost of revenues	8	(162,915,978)	(168,993,092)	(183,196,860)
Operations and support	8	(7,416,322)	(7,903,989)	(8,420,149)
Sales and marketing	8	(10,432,812)	(11,514,057)	(16,822,420)
Research and development	8	(8,933,956)	(7,753,961)	(8,440,101)
General and administrative	8	(8,367,256)	(8,862,770)	(15,087,480)
Other operating income (loss), net	9	2,847,949	171,677	1,636,112
Operating profit (loss)		(2,838,457)	1,942,439	(3,629,465)
Investment income (loss), net	10	92,062	(895,311)	479,790
Share of profit (loss) of equity method investees	22	563,698	243,435	273,915
Interest income	11	2,303,402	2,230,435	1,988,031
Finance (costs) income, net	11	87,003	(1,341,937)	86,636
Fair value changes of preferred shares and other financial instruments issued by subsidiaries	32, 33	(4,870,388)	(924,403)	189,824
Profit (loss) before income tax		(4,662,680)	1,254,658	(611,269)
Income tax benefit (expense)	12	(89,749)	20,130	1,616,425
Profit (loss) for the year		(4,752,429)	1,274,788	1,005,156

Attributable to:
Equity holders of the Company		(4,793,564)	1,258,329	992,647
Non-controlling interests		41,135	16,459	12,509
		(4,752,429)	1,274,788	1,005,156
Earnings (loss) per share for profit (loss) attributable to equity holders of the Company (in RMB per share)	14
- basic		(3.91)	1.03	0.83
-diluted		(3.91)	1.01	0.81

Earnings (loss) per ADS for profit (loss) attributable to equity holders of the Company (in RMB per ADS)
- basic		(0.98)	0.26	0.21
-diluted		(0.98)	0.25	0.20

DIDI GLOBAL INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Amounts in thousands, except for share and per share data)

		For the Year Ended December 31,
	Note	2023	2024	2025
		RMB	RMB	RMB

Profit (loss) for the year		(4,752,429)	1,274,788	1,005,156

Other comprehensive income (loss), net of tax:
Items that may be subsequently reclassified to profit or loss
Foreign currency translation adjustments	29	(1,429,826)	(1,387,632)	1,334,700
Fair value changes of debt instruments at fair value through other comprehensive income (loss)	29	—	—	(132,577)
Net provisions for impairment losses on debt instruments at fair value through other comprehensive income	29	—	—	619,237
Transfer of accumulated translation adjustments to profit or loss upon disposal of subsidiaries	29	10,366	—	—
Share of other comprehensive income (loss) of equity method investees	29	(4,454)	(3,434)	—

Items that will not be subsequently reclassified to profit or loss
Foreign currency translation adjustments	29	1,882,632	1,537,977	(2,091,410)
Fair value changes of equity instruments at fair value through other comprehensive income (loss)	29	280,911	481,319	1,857,400
Fair value changes of preferred shares issued by subsidiaries attributable to changes in the credit risk	29	(1,187,881)	365,216	539,128
		(448,252)	993,446	2,126,478
Total comprehensive income (loss) for the year		(5,200,681)	2,268,234	3,131,634

Attributable to:
Equity holders of the Company		(5,241,816)	2,251,775	3,119,125
Non-controlling interests		41,135	16,459	12,509
		(5,200,681)	2,268,234	3,131,634

DIDI GLOBAL INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Amounts in thousands, except for share and per share data)

		As of December 31,
	Note	2023	2024	2025
		RMB	RMB	RMB

ASSETS
Non-current assets
Property and equipment	15	4,313,477	5,205,228	5,688,211
Right-of-use assets	16	1,090,979	1,154,468	1,149,656
Goodwill	17	46,283,879	46,283,879	46,283,879
Intangible assets	18	675,685	704,516	716,895
Deferred tax assets	20	279,464	614,060	2,856,603
Restricted cash	27	20,506	19,653	87,929
Long-term treasury investments	21	7,892,899	3,430,499	3,691,387
Investments accounted for using the equity method	22	3,555,599	3,766,159	3,928,957
Other financial investments measured at fair value through profit or loss	23	2,886,719	3,602,059	5,489,233
Other financial investments measured at fair value through other comprehensive income	24	9,624,566	5,624,762	5,589,169
Other non-current assets	26	1,980,050	3,578,609	3,366,313
		78,603,823	73,983,892	78,848,232

Current assets:
Accounts receivable	25	3,434,615	3,492,919	4,648,583
Prepayments, receivables and other current assets	26	14,350,931	14,539,790	18,463,518
Short-term treasury investments	21	19,242,083	37,598,495	28,207,341
Restricted cash	27	1,139,473	1,723,392	3,609,697
Cash and cash equivalents	27	27,308,098	12,554,843	23,808,032
		65,475,200	69,909,439	78,737,171
Total assets		144,079,023	143,893,331	157,585,403

EQUITY
Equity attributable to equity holders of the Company
Share capital	28	159	154	150
Share premium	28	397,590,607	394,529,955	390,867,761
Treasury shares	28	(112,666)	(524,486)	(1,438,831)
Shares held for shares award scheme	28	(4)	(3)	(3)
Other reserves	29	18,387,891	18,575,526	20,982,023
Accumulated deficit		(316,565,672)	(313,996,930)	(312,339,782)
		99,300,315	98,584,216	98,071,318
Non-controlling interests		101,304	117,763	132,772
Total equity		99,401,619	98,701,979	98,204,090

DIDI GLOBAL INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Continued)

(Amounts in thousands, except for share and per share data)

		As of December 31,
	Note	2023	2024	2025
		RMB	RMB	RMB

LIABILITIES
Non-current liabilities
Borrowings	34	1,044,421	728,856	230,831
Lease liabilities	16	655,847	700,898	703,914
Deferred tax liabilities	20	165,498	143,192	258,838
Other non-current liabilities		420,729	178,400	95,845
		2,286,495	1,751,346	1,289,428
Current liabilities
Borrowings	34	7,697,190	10,754,552	12,353,652
Preferred shares issued by subsidiaries	33	13,846,145	10,961,493	10,678,693
Lease liabilities	16	472,626	473,351	476,499
Accounts and notes payable	31	4,594,287	4,477,990	4,936,984
Accrued expenses and other current liabilities	32	15,780,661	16,772,620	29,646,057
		42,390,909	43,440,006	58,091,885
Total liabilities		44,677,404	45,191,352	59,381,313
Total equity and liabilities		144,079,023	143,893,331	157,585,403

DIDI GLOBAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands, except for share and per share data)

	Attributable to equity holders of the Company
				Shares
				held for
				shares
	Share	Share	Treasury	award	Other			Non‑
	capital	premium	Shares	scheme	reserves	Accumulated		controlling	Total
	(Note 28)	(Note 28)	(Note 28)	(Note 28)	(Note 29)	deficit	Sub-total	interests	equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2023	159	395,724,745	—	(5)	18,976,676	(312,545,664)	102,155,911	45,425	102,201,336
Comprehensive income (loss)
Profit (loss) for the year	—	—	—	—	—	(4,793,564)	(4,793,564)	41,135	(4,752,429)
Other comprehensive income (loss), net of tax
Share of other comprehensive loss of an equity method investee	—	—	—	—	(4,454)	—	(4,454)	—	(4,454)
Fair value changes of equity instruments at fair value through other comprehensive income (loss) (“FVOCI”)	—	—	—	—	280,911	—	280,911	—	280,911
Fair value changes of preferred shares issued by subsidiaries attributable to changes in the credit risk	—	—	—	—	(1,187,881)	—	(1,187,881)	—	(1,187,881)
Foreign currency translation adjustments	—	—	—	—	452,806	—	452,806	—	452,806
Transfer of accumulated translation adjustments to profit or loss upon disposal of subsidiaries	—	—	—	—	10,366	—	10,366	—	10,366
Total comprehensive income (loss) for the year	—	—	—	—	(448,252)	(4,793,564)	(5,241,816)	41,135	(5,200,681)
Transfer of gain on disposal of equity instruments at FVOCI to accumulated deficit, net of tax	—	—	—	—	(804,333)	804,333	—	—	—
Transactions with equity holders
Share-based compensation	—	—	—	—	2,589,593	—	2,589,593	—	2,589,593
Exercise of share options and vesting of restricted shares and RSUs, net	—	1,865,862	—	1	(1,940,946)	—	(75,083)	—	(75,083)
Appropriation to statutory reserves	—	—	—	—	30,777	(30,777)	—	—	—
Transactions with non-controlling interests	—	—	—	—	(15,624)	—	(15,624)	14,744	(880)
Repurchase of ordinary shares	—	—	(112,666)	—	—	—	(112,666)	—	(112,666)
Total transaction with equity holders in their capacity as equity holders for the year	—	1,865,862	(112,666)	1	663,800	(30,777)	2,386,220	14,744	2,400,964
Balance as of December 31, 2023	159	397,590,607	(112,666)	(4)	18,387,891	(316,565,672)	99,300,315	101,304	99,401,619

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

DIDI GLOBAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Continued)

(Amounts in thousands, except for share and per share data)

	Attributable to equity holders of the Company
				Shares
				held for
				shares
	Share	Share	Treasury	award	Other			Non‑
	capital	premium	Shares	scheme	reserves	Accumulated		controlling	Total
	(Note 28)	(Note 28)	(Note 28)	(Note 28)	(Note 29)	deficit	Sub-total	interests	equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2025	154	394,529,955	(524,486)	(3)	18,575,526	(313,996,930)	98,584,216	117,763	98,701,979
Comprehensive income (loss)
Profit (loss) for the year	—	—	—	—	—	992,647	992,647	12,509	1,005,156
Other comprehensive income (loss), net of tax
Fair value changes of equity instruments at FVOCI	—	—	—	—	1,857,400	—	1,857,400	—	1,857,400
Fair value changes of preferred shares issued by subsidiaries attributable to changes in the credit risk	—	—	—	—	539,128	—	539,128	—	539,128
Fair value changes of debt instruments at FVOCI	—	—	—	—	(132,577)	—	(132,577)	—	(132,577)
Net provisions for impairment losses on debt instruments at FVOCI	—	—	—	—	619,237	—	619,237	—	619,237
Foreign currency translation adjustments	—	—	—	—	(756,710)	—	(756,710)	—	(756,710)
Total comprehensive income (loss) for the year	—	—	—	—	2,126,478	992,647	3,119,125	12,509	3,131,634
Transfer of gain on disposal of equity instruments at FVOCI to accumulated deficit, net of tax	—	—	—	—	(956,937)	956,937	—	—	—
Transactions with equity holders
Bulk issuance of ADSs reserved for share incentive plans	1	—	—	(1)	—	—	—	—	—
Share-based compensation	—	—	—	—	1,963,506	—	1,963,506	—	1,963,506
Exercise of share options and vesting of restricted shares and RSUs, net	—	871,514	—	1	(1,018,986)	—	(147,471)	—	(147,471)
Appropriation to statutory reserves	—	—	—	—	292,436	(292,436)	—	—	—
Transactions with non-controlling interests	—	—	—	—	—	—	—	2,500	2,500
Repurchase of ordinary shares	—	—	(5,448,058)	—	—	—	(5,448,058)	—	(5,448,058)
Cancellation of ordinary shares	(5)	(4,533,708)	4,533,713	—	—	—	—	—	—
Total transaction with equity holders in their capacity as equity holders for the year	(4)	(3,662,194)	(914,345)	—	1,236,956	(292,436)	(3,632,023)	2,500	(3,629,523)
Balance as of December 31, 2025	150	390,867,761	(1,438,831)	(3)	20,982,023	(312,339,782)	98,071,318	132,772	98,204,090

DIDI GLOBAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except for share and per share data)

		For the Year Ended December 31,
	Note	2023	2024	2025
		RMB	RMB	RMB

Cash flows from operating activities:
Cash generated from (used in) operations	35(a)	2,202,579	4,977,814	8,508,470
Interest received		1,766,487	2,057,742	2,216,810
Interest paid		(270,202)	(235,170)	(340,891)
Income tax paid		(512,601)	(345,832)	(568,324)
Net cash flows generated from (used in) operating activities		3,186,263	6,454,554	9,816,065
Cash flows from investing activities:
Purchase of property and equipment and intangible assets		(2,340,490)	(3,607,603)	(3,355,749)
Proceeds from disposal of property and equipment and intangible assets		850,659	776,186	622,627
Purchase of short‑term and long‑term treasury investments		(18,580,998)	(45,821,298)	(56,239,218)
Proceeds from maturities of short‑term and long‑term treasury investments		19,883,989	32,311,458	64,725,475
Purchase of investments accounted for using the equity method		(142,019)	(311,900)	(104,400)
Proceeds from disposal and distribution of investments accounted for using the equity method		7,379	106,357	172,035
Purchase of other financial investments at fair value and other debt investments		(1,679,193)	(2,819,184)	(2,738,974)
Proceeds from disposal/maturities of other financial investments at fair value and other debt investments		2,732,562	5,051,341	1,929,393
Payments for loans to investees		(133,707)	(140,148)	—
Loan repayments from investees		—	31,851	60,000
Disposal of subsidiaries, net of cash disposed, and others		(315,822)	281,421	73,549
Net cash flows generated from (used in) investing activities		282,360	(14,141,519)	5,144,738
Cash flows from financing activities:	35(c)
Proceeds from borrowings		10,271,344	14,519,757	24,915,586
Repayments of borrowings		(6,725,333)	(11,739,490)	(23,873,794)
Principal portion of lease payments		(700,021)	(566,110)	(556,774)
Proceeds from issuance of preferred shares and other financial instruments issued by subsidiaries		—	1,051,463	1,704,593
Repurchase of preferred shares issued by subsidiaries		—	(4,548,908)	(118,239)
Repurchase of ordinary shares		(112,666)	(4,872,181)	(5,448,058)
Exercise of share options and vesting of restricted shares and RSUs, net		(58,799)	(269,247)	(159,170)
Other financing activities		215,075	(177,401)	87,116
Net cash flows generated from (used in) financing activities		2,889,600	(6,602,117)	(3,448,740)

Net increase (decrease) in cash and cash equivalents		6,358,223	(14,289,082)	11,512,063
Cash and cash equivalents at the beginning of the year		20,855,252	27,308,098	12,554,843
Effect of exchange rate changes on cash and cash equivalents		94,623	(464,173)	(258,874)
Cash and cash equivalents at the end of the year	27(a)	27,308,098	12,554,843	23,808,032

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

The Company’s major subsidiaries, VIEs and VIEs’ subsidiaries are described as follows:

	Country/Place	Percentage of direct or
	and	indirect
	date of	economic benefits ownership
	incorporation/	December 31,
Companies	establishment	2023	2024	2025
Major Subsidiaries
Holly Universal Limited	BVI, January 6, 2017	100%	100%	100%
DiDi (HK) Science and Technology Limited	Hong Kong, August 2, 2013	100%	100%	100%
Xiaoju Science and Technology (Hong Kong) Limited	Hong Kong, January 29, 2013	100%	100%	100%
Beijing DiDi Infinity Technology and Development Co., Ltd.	PRC, May 6, 2013	100%	100%	100%

Major VIEs (Including VIEs’ Subsidiaries)
Beijing Xiaoju Science and Technology Group Co., Ltd.	PRC, July 10, 2012	100%	100%	100%
DiDi Chuxing Science and Technology Co., Ltd.	PRC, July 29, 2015	100%	100%	100%
Beijing DiDi Chuxing Technology Co., Ltd.	PRC, December 5, 2018	100%	100%	100%

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

	As of December 31,
	2023	2024	2025
	RMB	RMB	RMB
Property and equipment	283,793	163,307	143,349
Intangible assets	449,509	421,566	420,463
Treasury investments	2,636,525	3,807,688	1,936,796
Investments accounted for using the equity method	2,477,462	2,479,867	2,693,360
Other financial investments measured at fair value through profit or loss	1,087,494	1,225,044	1,310,697
Other financial investments measured at fair value through other comprehensive income	414,773	496,472	467,020
Accounts receivable	2,091,011	2,318,179	2,848,474
Amounts due from the Company and its subsidiaries	25,637,023	31,467,731	29,022,858
Restricted cash	1,137,507	1,559,177	2,473,383
Cash and cash equivalents	14,631,898	3,981,383	6,183,409
Other assets	3,964,380	8,190,767	7,816,888
Total assets	54,811,375	56,111,181	55,316,697
Shareholders’ deficit of VIEs	(21,029,871)	(22,135,916)	(19,139,281)
Borrowings	3,496,853	3,440,561	6,118,943
Lease liabilities	105,645	103,282	150,446
Accounts and notes payable	4,490,690	4,372,876	4,822,552
Amounts due to the Company and its subsidiaries	61,319,852	63,177,051	54,344,585
Other liabilities	6,428,206	7,153,327	9,019,452
Total liabilities	75,841,246	78,247,097	74,455,978
Total liabilities and shareholders’ deficit of VIEs	54,811,375	56,111,181	55,316,697

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Total revenues	181,926,012	192,643,797	210,219,263
Profit (loss) for the year	1,079,592	546,030	2,179,295
Net cash generated from (used in) operating activities	16,513,314	1,115,983	3,174,544
Net cash generated from (used in) investing activities	1,202,359	(7,608,750)	2,570,861
Net cash generated from (used in) financing activities	(8,642,610)	(4,157,748)	(3,543,379)

The Company considers that there are no assets in the VIEs that can be used only to settle obligations of the VIEs, except for the registered capital of the VIEs amounting to approximately RMB13,202,870, RMB19,101,737 and RMB20,163,267 as of December 31, 2023, 2024 and 2025, as well as certain non - distributable statutory reserves amounting to approximately RMB89,487, RMB130,411 and RMB174,145 as of December 31, 2023, 2024 and 2025. As the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors normally do not have recourse to the general credit of the Company for the liabilities of the VIEs. There is currently no contractual arrangement that would force the Company to provide additional financial support to the VIEs. As the Group is conducting certain business in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

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

(In thousands, except for share and par value)

3. Summary of accounting policies (Continued)

3.1 Summary of material accounting policies (Continued)

3.1.1 Basis of preparation (Continued)

(b) New amendments adopted or not yet adopted by the Group

Amendments to IAS 21 specify how an entity shall assess whether a currency is exchangeable into another currency and how it shall estimate a spot exchange rate at a measurement date when exchangeability is lacking. The amendments have been adopted by the Group for the first time on January 1, 2025. The adoption of the amended IFRS Accounting Standards had no significant impact on how the results and financial position for the current and prior periods have been prepared and presented. The Group has not early applied any new or amended IFRS Accounting Standards that is not yet effective for the current accounting period.

The Group has not applied the following new and revised IFRSs that have been issued but are not yet effective:

New Standards, interpretations and amendments		Effective date
Amendments to IFRS 9 and IFRS 7	Amendments to the Classification and Measurement of Financial Instruments	January 1, 2026
Amendments to IFRS 9 and IFRS 7	Contracts Referencing Nature-dependent Electricity	January 1, 2026
Annual Improvements to IFRS Accounting Standards – Volume 11	Amendments to IFRS 1, IFRS 7, IFRS 9, IFRS 10 and IAS 7	January 1, 2026
IFRS 18	Presentation and Disclosure in Financial Statements	January 1, 2027
IFRS 19 and its amendments	Subsidiaries without Public Accountability: Disclosures	January 1, 2027
Amendments to IAS 21	Translation to a Hyperinflationary Presentation Currency	January 1, 2027
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	To be determined

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

Upon the acquisition of the ownership interest in an associate or a joint venture, any difference between the cost of the associate or the joint venture and the Group’s share of the net fair value of the associate’s or the joint venture’s identifiable assets and liabilities is accounted for as goodwill which is included in the carrying amount of the investment.

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

(In thousands, except for share and par value)

3. Summary of accounting policies (Continued)

3.1 Summary of material accounting policies (Continued)

3.1.4 Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, mainly refers to the chief executive officer (“CEO”). Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the core principle of IFRS 8, the segments have similar economic characteristics, and the segments are similar in the nature of the products and services, the nature of the production processes, the type or class of customer for their products and services, the methods used to distribute their products or provide their services; and if applicable, the nature of the regulatory environment.

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

Contracts may contain both lease and non-lease components. The Group has elected not to separate non-lease components from lease components; therefore, it accounts for lease components and the non-lease components as a single lease component when there is only one vendor in the lease contract for the office leases.

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

Expenditure on research activities is recognized as an expense in the period in which it is incurred. Expenditure on development activities is capitalized if the product or process is technically and commercially feasible and the Group has sufficient resources and the intention to complete development. There were no development costs meeting these criteria and capitalized as intangible assets for the years ended December 31, 2023, 2024 and 2025.

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

The Group may make an irrevocable election at initial recognition to designate an equity instrument as at FVOCI if it is not held for trading purpose. The classification is determined on an instrument-by-instrument basis.

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

Subsequent measurement

Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the Group classifies its debt instruments:

●	Amortized cost: A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is recognized in profit or loss using the effective interest method.
●	FVOCI: Movements in the carrying amount are taken through OCI, except for the recognition of impairment losses or reversals, interest income and foreign exchange gains (losses) which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss. Interest income from these financial assets is recognized in profit or loss using the effective interest method. Foreign exchange gains (losses) are presented in finance (costs) income, net and impairment losses or reversals are presented in investment income (loss), net.
●	FVTPL: A gain or loss on a debt investment that is subsequently measured at FVTPL and is not part of a hedging relationship is recognized in profit or loss and presented net in the consolidated income statements within investment income (loss), net in the period in which it arises.

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

Borrowings are classified as current liabilities unless the Group has a right to defer settlement of the liability for at least 12 months after the end of the reporting period. Covenants that the Group is required to comply with, on or before the end of the reporting period, are considered in classifying loan arrangements with covenants as current or non-current. Covenants that the Group is required to comply with after the reporting period do not affect the classification.

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

(a)Current income tax

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company and its subsidiaries operate and generate taxable profit. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. The Group measures its tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.

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

Deferred tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which tax losses and temporary differences can be utilized.

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

(a)The accounting policy for the Group’s main revenue streams

China Mobility

The Group generates revenues from providing a variety of mobility services through its mobility platform in the Chinese Mainland (“China Mobility Platform”). The Group’s revenues from its ride hailing services in the Chinese Mainland presented on a gross basis accounted for approximately 97% of the total revenues from China Mobility for the years ended December 31, 2023, 2024, and 2025, respectively. The Group also generates revenues from providing other mobility services such as chauffeur, hitch, online taxi and other services in the Chinese Mainland.

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

The Group provides a variety of other services on its China Mobility Platform, mainly including chauffeur, hitch and online taxi services. The Group considers itself as the agent for chauffeur, hitch and online taxi services and recognizes agency revenue earned mainly from the service providers such as hitch drivers, taxi drivers and chauffeur service providers.

International

The Group derives its international revenues principally from ride hailing services, food delivery services and financial services in overseas countries, including Brazil and Mexico.

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

The Group derives its food delivery revenue primarily from service fees paid by merchants, delivery persons and eaters for facilitating the provision of the services by merchants and delivery persons to eaters. The service fee paid by merchants is a fixed percentage of the meal price. The service fee paid by delivery persons is the difference between the delivery fee paid by the eaters and the amount earned by the delivery persons. The service fee paid by eaters is charged separately from the meal price and delivery fee for connecting the eaters with merchants and delivery persons. The Group recognizes revenue upon the completion of a successful food delivery service by merchants and delivery persons.

●	Financial services in overseas countries

The financial services revenues mainly consist of interest income from micro loans services and credit card services. The Group generates interest income from its loan receivables by applying the effective interest method. For an explanation of how the Group calculates interest income, see Note 3.1.21- Interest income.

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

The financial services revenues mainly include interest income from micro loans services and intermediary services derived from lenders. The Group generates interest income from its loan receivables by applying the effective interest method. For an explanation of how the Group calculates interest income, see Note 3.1.21-Interest income. The intermediary services provided mainly include loan facilitation services and post-origination services and they are identified as two distinct performance obligations. The Group recognizes loan facilitation services revenue at a point of time upon the successful matching borrowing requests with lenders and post-origination services revenue is recognized ratably over the terms of the underlying loans as this performance obligation is satisfied over time.

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

3.1.16 Cost of revenues

Cost of revenues, which are directly related to revenue generating transactions on the Group’s platform, primarily consists of transaction related costs (which mainly includes driver cost, insurance cost and payment processing charges related to the Group’s service offerings), credit losses of loan receivables, depreciation of bikes and e-bikes and vehicles, and bandwidth and server related costs.

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

3.1.18 Sales and marketing expenses

Sales and marketing expenses consist primarily of advertising and promotion expenses, certain incentives paid to consumers or partners, personnel-related compensation expenses, including share-based compensation for the Group’s sales and marketing staff, and amortization of acquired intangible assets utilized by sales and marketing functions.

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

Interest income earned from financial assets that are held for treasury management purposes is presented as interest income. Interest income generated from loan receivables in domestic and overseas financial services is presented as revenue, amounting to RMB2,764,131, RMB4,971,597 and RMB7,171,524 for the years ended December 31, 2023, 2024 and 2025. Refer to Note 4.1.2 for details.

3.2 Summary of other accounting policies

3.2.1 Functional currency and foreign currency translation

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The Group uses Renminbi (“RMB”) as its presentation currency. The functional currency of the Company and its subsidiaries incorporated in the Cayman Islands and BVI is United States dollars (“US$”). The functional currency of its subsidiaries incorporated in Hong Kong is Hong Kong dollar (“HK$”) or US$. The functional currency of the Chinese Mainland entities in the Group is RMB. The Company’s subsidiaries with operations in other jurisdictions generally use their respective local currencies as their functional currencies.

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

3.2.2 Government grants

Government grants are recognized in the consolidated statements of financial position initially when there is reasonable assurance that they will be received and that the Group will comply with the conditions attaching to them. Grants that compensate the Group for expenses incurred are recognized as a reduction of specific costs and expenses on a systematic basis in the same periods in which the expenses are incurred. Such amounts are recognized in the consolidated income statements upon receipt and when all conditions attached to the grants are fulfilled. Grants that compensate the Group for the cost of an asset are deducted from the carrying amount of the asset and consequently are effectively recognized in profit or loss over the useful life of the asset by way of reduced depreciation expense. For the years ended December 31, 2023, 2024 and 2025, government grants amounted to RMB254,623, RMB1,116,220 and RMB1,153,325 are recognized as reduction of specific costs and expenses.

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

3.2.7 Financial liabilities measured at fair value through profit or loss

Except for preferred shares issued by the subsidiaries, financial liabilities measured at FVTPL mainly include forward and derivative liabilities with net gain or loss recognized in profit or loss in the consolidated income statements within investment income (loss), net.

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

3.2.11 Share Capital

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

The Group operates mainly in the Chinese Mainland with most of the transactions settled in RMB. The functional currency of the Group’s subsidiaries operate in the Chinese Mainland is RMB and whereas functional currency of the Company is USD. The Group’s subsidiaries located outside the Chinese Mainland, mainly including Hong Kong, Singapore, Brazil and Mexico are exposed to foreign exchange risk arising from various currency exposures.

(In thousands, except for share and par value)

4. Financial risk management (Continued)

4.1 Financial risk factors (Continued)

4.1.1 Market risk (Continued)

(a) Foreign exchange risk (Continued)

For the Group’s subsidiaries whose functional currency is RMB, if USD had strengthened/weakened by 5% against RMB with all other variables held constant, the foreign exchanges gains (losses) would have been approximately RMB263,135, RMB216,900 and RMB190,235 lower/higher for the years ended December 31, 2025, 2024 and 2023, respectively as a result of translation of net monetary liabilities denominated in USD at the end of the year.

For the Group’s subsidiaries whose functional currency is USD, if RMB had strengthened/weakened by 5% against USD with all other variables held constant, the foreign exchanges gains (losses) would have been approximately RMB88,448 and RMB51,151 lower/higher for the years ended December 31, 2025 and 2023, as a result of translation of net monetary liabilities denominated in RMB at the end of the year. The foreign exchanges gains (losses) would have been approximately RMB28,467 higher/lower for the year ended December 31, 2024, as a result of translation of net monetary assets denominated in RMB at the end of the year.

For the Group’s subsidiaries whose functional currency is USD, if MXN had strengthened/weakened by 5% against USD with all other variables held constant, the foreign exchanges gains (losses) would have been approximately RMB217,480, RMB66,185 and RMB71,139 higher/lower for the years ended December 31, 2025, 2024 and 2023, respectively, as a result of translation of net monetary assets denominated in MXN at the end of the year.

For the Group’s subsidiaries whose functional currency is BRL, if USD had strengthened/weakened by 5% against BRL with all other variables held constant, the foreign exchanges gains (losses) would have been approximately RMB1,265, RMB1,520 and RMB198,284 lower/higher for the years ended December 31, 2025, 2024 and 2023, respectively, as a result of translation of net monetary liabilities denominated in USD at the end of the year.

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

The sensitivity analysis is performed by management to assess the exposure of the Group’s financial results to equity price risk of other financial investments measured at FVTPL and other financial investments measured at FVOCI at the end of each reporting period. If prices of the respective investments held by the Group had been 5% higher/lower, the profit before income tax for the years ended December 31, 2025 and 2024 would have been approximately RMB274,462 and RMB180,103 higher/lower as a result of gains/losses on other financial investments measured at FVTPL, respectively (the loss before income tax for the year ended December 31, 2023 would have been RMB144,336 lower/higher), and the other comprehensive income for the years ended December 31, 2025 and 2024 would have been approximately RMB279,458 and RMB281,238 higher/lower as a result of gains/losses on other financial investments measured at FVOCI, respectively (the other comprehensive loss for the year ended December 31, 2023 would have been RMB481,228 lower/higher).

(c) Interest rate risk

The Group’s interest rate risk primarily arose from borrowings with floating and fixed rates, cash and cash equivalents, restricted cash, loan receivables and treasury investments at amortized cost, and details of which have been disclosed in Note 21, Note 26, Note 27 and Note 34. Those carried at floating rates expose the Group to cash flow interest rate risk whereas those carried at fixed rates expose the Group to fair value interest rate risk.

(In thousands, except for share and par value)

4. Financial risk management (Continued)

4.1 Financial risk factors (Continued)

4.1.1 Market risk (Continued)

(c) Interest rate risk (Continued)

If the interest rate of borrowings with floating rate had been 50 basis points higher/lower, the profit before income tax for the years ended December 31, 2025 and 2024 would have been approximately RMB6,015 and RMB13,631 lower/higher, and the loss before income tax for the year ended December 31, 2023 would have been approximately RMB1,872 higher/lower.

The fair value interest rate risk from financial assets and liabilities carried at fixed rates is not significant for the Group. The Group regularly monitors its interest rate risk to ensure there is no undue exposure to significant interest rate movements.

4.1.2 Credit risk

The Group is exposed to credit risk mainly in relation to certain financial assets and contract assets, of which the carrying amounts represent the Group’s maximum exposure to the credit risk. The ECL arising from the credit risk are RMB2,077,109, RMB3,692,123 and RMB6,037,219 for the years ended December 31, 2023, 2024 and 2025, respectively

(a) Cash and cash equivalents, restricted cash, treasury investment stated at amortized cost and debt instruments measured at FVOCI

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

(In thousands, except for share and par value)

4. Financial risk management (Continued)

4.1 Financial risk factors (Continued)

4.1.2 Credit risk (Continued)

(d) Loan receivables

To manage credit risk arising from loan receivables, the Group performs standardized credit management procedures. For pre-approval investigation, the Group uses self-developed platform and systems using big data technology to optimize the review process, including credit analysis, assessment of collectability of borrowers, possibility of misconduct and fraudulent activities. In terms of credit examining management, the Group has established specific policies and procedures to assess loans offering. For subsequent monitoring, the Group has implemented credit examination on each borrower. Once the loan is issued, all borrowers will be assessed by fraud examination model to prevent fraudulent behaviours. In post-loan supervision, the Group has established risk monitoring alert system through periodical monitoring.

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

(1)	Expected credit loss model for loan receivables:

The impairment of loan receivables was provided based on the “three-stages” model by referring to the changes in credit quality since initial recognition.

●	The loan receivables that are not credit-impaired on initial recognition are classified in “Stage 1” and have their credit risk continuously monitored by the Group. The expected credit loss is measured on a 12-month basis.
●	If a significant increase in credit risk (as defined below) since initial recognition is identified, the loan receivables are moved to “Stage 2” but is not yet deemed to be credit-impaired. The expected credit loss is measured on lifetime basis.
●	If the loan receivables are credit-impaired (as defined below), the loan receivables are then moved to “Stage 3”. The expected credit loss is measured on lifetime basis.

Interest income is calculated on the gross carrying amount of loan receivables (without deducting the loss allowance) in Stage 1 and 2 and on the loan receivables (net of loss allowance) in Stage 3.

The key judgments and assumptions adopted by the Group in addressing the requirements of the standard are discussed below:

●	Significant increase in credit risk (SICR)

The Group considers loan receivables to have experienced an SICR if the borrower is past due more than 1 day on its contractual payments.

●	Definition of default and credit-impaired assets

The Group defines loan receivables as in default and credit-impaired, when the borrower is more than 30 or 90 days past due on its contractual payments depends on different loan products.

(In thousands, except for share and par value)

4. Financial risk management (Continued)

4.1 Financial risk factors (Continued)

4.1.2 Credit risk (Continued)

●	Measuring ECL – Explanation of inputs, assumptions and estimation techniques

To manage credit risk arising from loan receivables, standardized credit management procedures are performed. The Group measures credit risk using PD, EAD and LGD. This is consistent with the general approach used for the purpose of measuring ECL under IFRS 9. ECL is the product of the PD, EAD, and LGD.

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

(2)	Loss Allowance:

The credit loss allowance recognized in the year is impacted by a variety of factors, as described below:

●	Transfers between Stage 1 and Stages 2 or 3 due to loan receivables experiencing significant increases (or decreases) of credit risk in the year, and the subsequent “step up” (or “step down”) between 12-month and lifetime ECL;
●	Additional allowances for new loan receivables recognized, as well as releases for loan receivables derecognized in the year;
●	Loan receivables derecognized and write-offs of allowances related to assets that were written off during the year;
●	Changes in the inputs, assumptions and estimation techniques of ECL calculation during the reporting period.

(In thousands, except for share and par value)

4. Financial risk management (Continued)

4.1 Financial risk factors (Continued)

4.1.2 Credit risk (Continued)

The following tables represent changes in the gross carrying amount of the loan receivables between the beginning and the end of each reporting period:

	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total
	RMB	RMB	RMB	RMB
Gross carrying amount as of January 1, 2023	5,551,986	138,373	108,480	5,798,839

Transfers:
Transfer from Stage 1 to Stage 2	(322,405)	322,405	—	—
Transfer from Stage 1 to Stage 3	(930,149)	—	930,149	—
Transfer from Stage 2 to Stage 1	25	(25)	—	—
Transfer from Stage 2 to Stage 3	—	(121,231)	121,231	—
Net increases (decreases)	4,902,917	(6,344)	(10,717)	4,885,856
Write - offs	—	—	(945,311)	(945,311)
Currency translation differences	84,870	4,755	666	90,291

Gross carrying amount as of December 31, 2023	9,287,244	337,933	204,498	9,829,675

	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total
	RMB	RMB	RMB	RMB
Gross carrying amount as of January 1, 2024	9,287,244	337,933	204,498	9,829,675

Transfers:
Transfer from Stage 1 to Stage 2	(467,517)	467,517	—	—
Transfer from Stage 1 to Stage 3	(2,101,393)	—	2,101,393	—
Transfer from Stage 2 to Stage 1	2,655	(2,655)	—	—
Transfer from Stage 2 to Stage 3	—	(348,198)	348,198	—
Net increases (decreases)	5,354,258	(61,297)	(218,540)	5,074,421
Write - offs	—	—	(1,565,290)	(1,565,290)
Currency translation differences	(628,531)	(32,231)	(86,727)	(747,489)

Gross carrying amount as of December 31, 2024	11,446,716	361,069	783,532	12,591,317

(In thousands, except for share and par value)

4. Financial risk management (Continued)

4.1 Financial risk factors (Continued)

4.1.2 Credit risk (Continued)

	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total
	RMB	RMB	RMB	RMB
Gross carrying amount as of January 1, 2025	11,446,716	361,069	783,532	12,591,317

Transfers:
Transfer from Stage 1 to Stage 2	(635,900)	635,900	—	—
Transfer from Stage 1 to Stage 3	(3,487,616)	—	3,487,616	—
Transfer from Stage 2 to Stage 1	2,366	(2,366)	—	—
Transfer from Stage 2 to Stage 3	—	(209,201)	209,201	—
Transfer from Stage 3 to Stage 2	—	146	(146)	—
Transfer from Stage 3 to Stage 1	4,407	—	(4,407)	—
Net increases (decreases)	4,991,642	(201,313)	(132,344)	4,657,985
Write - offs	—	—	(3,195,994)	(3,195,994)
Currency translation differences	496,297	27,753	167,473	691,523

Gross carrying amount as of December 31, 2025	12,817,912	611,988	1,314,931	14,744,831

The following tables represent the changes in the loss allowance for loan receivables between the beginning and the end of each reporting period:

	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total
	RMB	RMB	RMB	RMB
Loss allowance as of January 1, 2023	(252,350)	(112,318)	(95,544)	(460,212)

Transfers:
Transfer from Stage 1 to Stage 2	15,201	(15,201)	—	—
Transfer from Stage 1 to Stage 3	50,648	—	(50,648)	—
Transfer from Stage 2 to Stage 1	(16)	16	—	—
Transfer from Stage 2 to Stage 3	—	93,045	(93,045)	—
Net (increases) decreases	(427,451)	(217,500)	(893,519)	(1,538,470)
Write - offs	—	—	945,311	945,311
Changes in ECL measurement	(66,153)	(5,575)	527	(71,201)
Currency translation differences	(20,717)	(2,715)	(1,941)	(25,373)

Loss allowance as of December 31, 2023	(700,838)	(260,248)	(188,859)	(1,149,945)

(In thousands, except for share and par value)

4. Financial risk management (Continued)

4.1 Financial risk factors (Continued)

4.1.2 Credit risk (Continued)

	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total
	RMB	RMB	RMB	RMB
Loss allowance as of January 1, 2024	(700,838)	(260,248)	(188,859)	(1,149,945)

Transfers:
Transfer from Stage 1 to Stage 2	52,760	(52,760)	—	—
Transfer from Stage 1 to Stage 3	306,068	—	(306,068)	—
Transfer from Stage 2 to Stage 1	(1,827)	1,827	—	—
Transfer from Stage 2 to Stage 3	—	262,730	(262,730)	—
Net (increases) decreases	(781,584)	(242,481)	(1,646,460)	(2,670,525)
Write - offs	—	—	1,565,290	1,565,290
Changes in ECL measurement	(51,290)	10,029	8,398	(32,863)
Currency translation differences	112,006	23,949	107,597	243,552

Loss allowance as of December 31, 2024	(1,064,705)	(256,954)	(722,832)	(2,044,491)

	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total
	RMB	RMB	RMB	RMB
Loss allowance as of January 1, 2025	(1,064,705)	(256,954)	(722,832)	(2,044,491)

Transfers:
Transfer from Stage 1 to Stage 2	91,873	(91,873)	—	—
Transfer from Stage 1 to Stage 3	539,983	—	(539,983)	—
Transfer from Stage 2 to Stage 1	(1,725)	1,725	—	—
Transfer from Stage 2 to Stage 3	—	126,614	(126,614)	—
Transfer from Stage 3 to Stage 2	—	(130)	130	—
Transfer from Stage 3 to Stage 1	(3,903)	—	3,903	—
Net (increases) decreases	(803,837)	(216,376)	(2,935,582)	(3,955,795)
Write - offs	—	—	3,195,994	3,195,994
Changes in ECL measurement	(335,957)	19,338	83,780	(232,839)
Currency translation differences	(75,856)	(15,653)	(141,937)	(233,446)

Loss allowance as of December 31, 2025	(1,654,127)	(433,309)	(1,183,141)	(3,270,577)

(In thousands, except for share and par value)

4. Financial risk management (Continued)

4.1 Financial risk factors (Continued)

4.1.2 Credit risk (Continued)

The changes of allowance ratio (loss allowance divided by gross carrying amount) for each stage during the reporting periods presented were primary due to the business expansions.

(3)	Write-off policy:

The Group writes off loan receivables, in whole or in part, when it has exhausted all practical recovery efforts and has concluded there is no reasonable expectation of recovery.

The Group may write off loan receivables that are still subject to enforcement activity. The Group still seeks to recover amounts it is legally owed in full, but which have been written off due to no reasonable expectation of full recovery.

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

(In thousands, except for share and par value)

4. Financial risk management (Continued)

4.1 Financial risk factors (Continued)

4.1.3 Liquidity risk (Continued)

	Less than	Between 1 year	Between 2 years
	1 year	and 2 years	and 5 years	Over 5 years	Total
	RMB	RMB	RMB	RMB	RMB
As of December 31, 2025

Borrowings	12,595,731	173,766	84,615	—	12,854,112
Lease liabilities	546,347	384,653	362,985	28,529	1,322,514
Preferred shares issued by subsidiaries (i)	262,915	3,914,992	6,366,406	3,084,258	13,628,571
Accounts and notes payable	4,936,984	—	—	—	4,936,984
Other financial liabilities	18,030,341	—	2,860	54,972	18,088,173
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

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy as of December 31, 2023, 2024 and 2025.

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

(In thousands, except for share and par value)

4. Financial risk management (Continued)

4.3 Fair value estimation (Continued)

4.3.1 Fair value hierarchy (Continued)

		As of December 31, 2025
		Level 1	Level 2	Level 3	Total
	Note	RMB	RMB	RMB	RMB
Assets
Treasury investments measured at FVTPL	21	—	870,552	6,724,228	7,594,780
Treasury investments measured at FVOCI	21	—	99,357	—	99,357
Other financial investments measured at FVTPL - Investments in ordinary shares and preferred shares	23	1,063,570	—	2,430,399	3,493,969
Other financial investments measured at FVTPL - Investments in limited partnerships	23	—	—	1,705,035	1,705,035
Other financial investments measured at FVTPL - Other investments	23	—	—	290,229	290,229
Other financial investments measured at FVOCI - Investments in ordinary shares	24	5,571,051	—	18,118	5,589,169
Current and non-current contingent consideration assets	26	—	—	10,974	10,974
Derivative assets measured at FVTPL		—	—	3,789	3,789
Short-term equity investment measured at FVTPL		167,594	—	—	167,594
Short-term debt investments measured at FVTPL		—	—	26,517	26,517
Short-term debt instruments measured at FVOCI		—	1,802,743	4,052,269	5,855,012
Long-term debt instruments measured at FVOCI		—	—	547,330	547,330
		6,802,215	2,772,652	15,808,888	25,383,755

Liabilities
Preferred shares issued by subsidiaries	33	—	—	10,678,693	10,678,693
Other current financial liabilities measured at FVTPL	32	—	215,193	936,279	1,151,472
		—	215,193	11,614,972	11,830,165

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

There was no change to valuation techniques in use during the years ended December 31, 2023, 2024 and 2025.

(In thousands, except for share and par value)

4. Financial risk management (Continued)

4.3 Fair value estimation (Continued)

4.3.3 Fair value measurements using significant unobservable inputs (level 3)

The following table presents the changes in level 3 instruments of financial assets and financial liabilities except for preferred shares issued by subsidiaries for the years ended December 31, 2023, 2024 and 2025:

					Financial
	Financial assets				liabilities
	Investment in
	ordinary
	shares and	Investment in			Derivative
	preferred	ordinary			liabilities and
	shares	shares	Investment in	Others	other
	measured at	measured at	limited	measured	financial
	FVTPL	FVOCI	partnerships	at FVTPL	liabilities
	RMB	RMB	RMB	RMB	RMB
As of January 1, 2023	853,934	85,726	1,300,119	685,707	—
Additions	636,709	—	202	397,865	529,116
Disposals/settlements	—	—	(75,555)	(145,517)	—
Changes in fair value	(177,993)	—	(6,995)	(97,936)	(320,618)
Transfer to level 1 financial instruments	(60,402)	—	—	—	—
Currency translation differences	14,824	860	7,871	7,254	(2,001)
As of December 31, 2023	1,267,072	86,586	1,225,642	847,373	206,497

Net unrealized gains (losses) through profit or loss for the year	(177,993)	n/a	(6,995)	(97,936)	4,556

						Financial
	Financial assets					liabilities
	Investment in
	ordinary
	shares and	Investment in				Derivative
	preferred	ordinary		Treasury		liabilities and
	shares	shares	Investment in	investments	Others	other
	measured at	measured at	limited	measured at	measured	financial
	FVTPL	FVOCI	partnerships	FVTPL	at FVTPL	liabilities
	RMB	RMB	RMB	RMB	RMB	RMB
As of January 1, 2024	1,267,072	86,586	1,225,642	—	847,373	206,497
Additions	551,744	—	1,500	14,265,000	53,576	247,986
Disposals/settlements	—	—	(54,073)	(9,454,911)	(266,394)	(456,098)
Changes in fair value	91,828	(5,000)	(31,439)	57,943	(152,885)	369,454
Transfer to level 1 financial instruments	—	(51,908)	—	—	(115,496)	—
Currency translation differences	9,072	322	5,825	—	1,179	2,827
As of December 31, 2024	1,919,716	30,000	1,147,455	4,868,032	367,353	370,666

Net unrealized gains (losses) through profit or loss for the year	128,580	n/a	(31,577)	54,587	(27,795)	(295,536)

(In thousands, except for share and par value)

4. Financial risk management (Continued)

4.3 Fair value estimation (Continued)

4.3.3 Fair value measurements using significant unobservable inputs (level 3) (Continued)

							Financial
	Financial assets						liabilities
	Investment in
	ordinary
	shares and	Investment in					Derivative
	preferred	ordinary		Treasury	Loan	Others	liabilities
	shares	shares	Investment in	investments	receivables	measured	and other
	measured at	measured at	limited	measured at	measured at	at	financial
	FVTPL	FVOCI	partnerships	FVTPL	FVOCI	FVTPL	liabilities
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
As of January 1, 2025	1,919,716	30,000	1,147,455	4,868,032	—	367,353	370,666
Additions	550,111	—	620,093	31,622,698	30,035,537	53,403	900,000
Disposals/settlements	—	—	(58,822)	(29,881,408)	(25,260,285)	(27,060)	—
Changes in fair value	(22,773)	(11,882)	10,843	114,906	(175,653)	(62,116)	(333,831)
Currency translation differences	(16,655)	—	(14,534)	—	—	(71)	(556)
As of December 31, 2025	2,430,399	18,118	1,705,035	6,724,228	4,599,599	331,509	936,279

Net unrealized gains (losses) through profit or loss for the year	(22,773)	n/a	(5,816)	38,713	21,901	(62,116)	353

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

									Relationship of
					Significant				unobservable
					unobservable				inputs to fair
Description		Fair values			inputs	Range of inputs			values
		As of December 31,				As of December 31,
		2023	2024	2025		2023	2024	2025
	Note	RMB	RMB	RMB
Investments in ordinary shares and preferred shares measured at fair value (i)	23&24	1,353,658	1,949,716	2,448,517	Expected volatility	42.2%-64.9%	27.8%-79.2%	31.6%-83.1%	Depends on rights and restrictions of shares held by the Group
					Discount for lack of marketability (“DLOM”)	4.8%-29.0%	3.8%-29.3%	4.5%-29.1%	The higher the DLOM, the lower the fair value
					Risk-free interest rate	2.1%-4.2%	1.5%-3.8%	1.3%-4.1%	The higher the risk - free rate, the lower the fair value
Treasury investments measured at FVTPL	21	—	4,868,032	6,724,228	Expected rate of return	n/a	1.7%-4.1%	1.3%-2.2%	The higher the expected rate of return, the higher the fair value
Loan receivables measured at FVOCI	26	—	—	4,599,599	Note (ii)	n/a	n/a	Note (ii)	The higher the risk-adjusted discount rate, the lower the fair value
Derivative liabilities and other financial liabilities		206,497	370,666	936,279	Expected volatility	36.1%-46.3%	54.3%-67.2%	72.2%	The higher the expected volatility, the higher the fair value
					Risk-free interest rate	4.4%-5.7%	1.7%-4.4%	1.5%	The higher the risk-free rate, the lower the fair value
					Bond yield rate	n/a	n/a	3.0%	The higher the bond yield rate, the lower the fair value
(i)

If the respective unobservable inputs of investments in ordinary shares and preferred shares measured at FVTPL held by the Group had been 5% higher or lower, the profit before income tax for the year ended December 31, 2025 would have been approximately RMB17,429 lower or RMB17,494 higher (the profit before income tax for the year ended December 31, 2024 would have been approximately RMB17,943 lower or RMB17,927 higher; the loss before income tax for the year ended December 31, 2023 would have been RMB13,355 higher or RMB13,354 lower).

(ii)

For loan receivables at fair value through other comprehensive income, the fair values are determined based on discounted cash flow model using unobservable discount rates that reflect credit risk and market risk.

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

	As of December 31,
	2023	2024	2025
Voyager Group Inc.
Risk-free interest rate	3.9%	4.4%	3.8%
DLOM	12.5%	13.0%	12.8%
Expected volatility	53.5%	54.4%	54.0%
Soda Technology Inc.
Risk-free interest rate	4.1%	4.2%	3.6%
DLOM	6.9%	5.7%	3.1%
Expected volatility	39.2%	41.2%	38.3%
City Puzzle Holding Limited
Risk-free interest rate	4.2%	4.3%	3.6%
DLOM	6.7%	10.3%	8.5%
Expected volatility	41.3%	48.5%	44.4%
Xiaoju Technology Holdings (CAY) Co.
Risk-free interest rate	—	—	3.8%
DLOM	—	—	14.0%
Expected volatility	—	—	61.9%

If the risk-free interest rate of preferred shares issued by subsidiaries had been 5% higher or lower, the aggregate profit before income tax for the year ended December 31, 2025 would have been approximately RMB9,475 higher or RMB9,582 lower (profit before income tax for the year ended December 31, 2024 would have been approximately RMB2,787 higher or RMB1,355 lower; loss before income tax for the year ended December 31, 2023 would have been RMB14,073 lower or RMB18,266 higher).

If the DLOM of preferred shares issued by subsidiaries had been 5% higher or lower, the aggregate profit before income tax for the year ended December 31, 2025 would have been approximately RMB74,955 higher or RMB74,955 lower (profit before income tax for the year ended December 31, 2024 would have been approximately RMB77,887 higher or RMB77,887 lower; loss before income tax for the year ended December 31, 2023 would have been RMB66,683 lower or RMB70,741 higher).

If the expected volatility of preferred shares issued by subsidiaries had been 5% higher or lower, the aggregate profit before income tax for the year ended December 31, 2025 would have been approximately RMB4,942 higher or RMB628 lower (profit before income tax for the year ended December 31, 2024 would have been approximately RMB38,209 higher or RMB41,613 lower; loss before income tax for the year ended December 31, 2023 would have been RMB97,910 lower or RMB99,222 higher).

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

(In thousands, except for share and par value)

5. Significant accounting estimates and judgments (Continued)

5.6 Recognition of share-based compensation expenses

The Group has to estimate the forfeiture rate in order to determine the amount of share-based compensation expenses charged to the consolidated income statement. Forfeitures rates are estimated based on historical experience and are periodically reviewed. Where the final forfeiture rate is different from the initial estimate, such differences will impact the share-based compensation expenses in subsequent periods.

5.7 Realization of deferred tax assets

Deferred tax assets relating to certain temporary differences or tax losses are recognised when management considers that it is probable that future taxable profit will be available against which the temporary differences or tax losses can be utilised.

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

6. Major Transactions

Kargobot

In the third quarter of 2023, Ordos Kargobot Technology Co., Ltd.(“Kargobot”), the Group’s subsidiary engaged in autonomous trunk freight business, completed its financing with the cash consideration of RMB295,000 from external investors. After the completion of the transaction on September 28, 2023, Kargobot was deconsolidated from the Group, and a gain of RMB761,206 was recognized in other operating income (loss), net in the consolidated income statement for the year ended December 31, 2023.

Following the transaction, the Group entered into a supplemental agreement with Kargobot, pursuant to which the Group’s investment in Kargobot’s shares has a substantive redemption provision. Therefore, the Group’s investment in Kargobot’s shares are not in-substance ordinary shares and the Group measured its investment in Kargobot’s shares at fair value through profit or loss.

For each of the two years in the period ended December 31, 2025, Kargobot raised several rounds of financing. As of December 31, 2024, the fair value of the Group’s Kargobot investment was RMB688,300, which was determined by the Group with assistance of a third-party appraiser, using OPM and back-solve method, and a gain of RMB159,591 was recognized in investment income (loss), net in the consolidated income statement for the year ended December 31, 2024. There are no significant fair value changes recognized for the year ended December 31, 2025.

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

In August 2024, the start of production milestone was achieved and the Group received 4,636,447 XPeng Class A ordinary shares as the pre-agreed contingent consideration. Changes in the fair value of contingent consideration assets during the year ended December 31, 2025 were not significant.

7. Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (“CODM”). The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, mainly refers to the chief executive officer (“CEO”).

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

The Group’s segment operating performance measure is segment Adjusted EBITA, which represents profit (loss) for the year before (i) investment income (loss), net, (ii) share of profit (loss) of equity method investees, (iii) interest income, (iv) finance (costs) income, net, (v) fair value changes of preferred shares and other financial instruments issued by subsidiaries, (vi) income tax benefit (expense), (vii) share-based compensation expenses, (viii) amortization of intangible assets, (ix) gain or loss on disposal or deemed disposal of subsidiaries, (x) impairment of goodwill and intangible assets acquired from business combination and (xi) provision for the shareholder class action lawsuit. The following table presents information about Adjusted EBITA and a reconciliation from the segment Adjusted EBITA to total operating profit (loss) for the years ended December 31, 2023, 2024 and 2025:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Revenues:
China Mobility	175,033,586	185,740,797	201,915,152
International	7,842,151	11,042,880	14,946,690
Other Initiatives	9,504,181	10,014,954	9,839,591
Total segment revenues	192,379,918	206,798,631	226,701,433
Adjusted EBITA:
China Mobility	5,321,865	9,183,062	12,350,648
International	(2,301,074)	(1,846,299)	(6,050,039)
Other Initiatives	(5,105,757)	(3,009,629)	(2,629,369)
Total Adjusted EBITA	(2,084,966)	4,327,134	3,671,240
Share‑based compensation expenses	(2,589,593)	(2,252,738)	(1,963,506)
Amortization of intangible assets(i)	(1,003,282)	(138,831)	(37,783)
Gain or loss from the disposal or deemed disposal of subsidiaries	2,839,384	6,874	(2,052)
Provision for the shareholder class action lawsuit	—	—	(5,297,364)
Total operating profit (loss)	(2,838,457)	1,942,439	(3,629,465)

The reconciliation of the total operating profit (loss) to profit (loss) before income tax is the same as that shown in the consolidated income statements, and thus no reconciliation is provided here.

(i)	Amortization expenses in connection with business combinations were RMB948,384, RMB86,826 and RMB9,456 for the years ended December 31, 2023, 2024 and 2025, respectively.

(In thousands, except for share and par value)

7. Segment reporting (Continued)

The following table presents the total depreciation expenses of property and equipment and right-of-use assets by segment for the years ended December 31, 2023, 2024 and 2025:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB

China Mobility	563,496	413,152	401,376
International	160,594	171,012	172,659
Other Initiatives	3,097,835	2,442,072	2,249,881
Total depreciation of property and equipment and right-of-use assets	3,821,925	3,026,236	2,823,916

8. Expense by nature

The following table presents the expenses by nature for the years ended December 31, 2023, 2024 and 2025:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB

Transaction related cost (i)	154,854,420	160,892,189	172,162,214
Employee benefits expenses	14,594,912	13,969,975	14,674,492
– Wages, salaries, bonuses, social security and others	11,169,313	10,878,600	11,826,858
– Share-based compensation expenses (Note 30)	2,589,593	2,252,738	1,963,506
– Pension costs – defined contribution plans (ii)	836,006	838,637	884,128
Promotion, advertising and incentives	7,687,159	9,531,908	14,640,908
Expected credit losses	2,090,866	3,347,767	6,055,583
Provision for the shareholder class action lawsuit	—	—	5,297,364
Depreciation of property and equipment and right-of-use assets (Note 15 and Note 16)	3,821,925	3,026,236	2,823,916
Driver operation fees	2,142,690	2,668,220	2,970,350
Third party customer service expenses	1,122,836	1,256,259	1,406,763
Amortization of intangible assets (Note 18)	1,003,282	138,831	37,783
Impairment of property and equipment and other assets	165,159	24,577	20,067
(i)	Transaction related costs primarily consist of driver costs, insurance costs and payment processing charges related to the Group’s service offerings.
(ii)

Employees of the Group companies are required to participate in defined contribution plans administered and operated by the local governmental authorities. The Group contributes funds which are calculated on certain percentages of the employees’ salary subject to certain ceilings imposed by governmental authorities to each scheme locally.

The Group had incurred expenses for the purpose of research and development of approximately RMB8,933,956, RMB7,753,961 and RMB8,440,101 for the years ended December 31, 2023, 2024 and 2025, respectively.

No significant development expenses had been capitalized for the years ended December 31, 2023, 2024 and 2025, respectively.

9. Other operating income (loss),net

Other operating income (loss), net mainly comprises the gain or loss on disposal or deemed disposal of the Group’s subsidiaries and loan receivables at fair value through other comprehensive income.

(In thousands, except for share and par value)

10. Investment income (loss), net

		For the Year Ended December 31,
	Note	2023	2024	2025
		RMB	RMB	RMB

Net fair value gain on treasury investments measured at FVTPL		84,350	160,240	223,402
Net fair value gain (loss) on other financial investments measured at FVTPL	(i)	(262,370)	295,243	118,087
Net fair value loss on contingent consideration assets	(ii)	(18,416)	(127,227)	(1,170)
Net fair value gain (loss) on financial liabilities measured at FVTPL	(iii)	320,618	(514,692)	20,101
Impairment provision for investments	(iv)	(29,885)	(662,722)	(8,738)
Others, net		(2,235)	(46,153)	128,108
Total		92,062	(895,311)	479,790
(i)

The net fair value gain on other financial investments measured at FVTPL primarily resulted from changes in the share prices of listed companies as well as changes in the valuations of investment-related financial instruments.

(ii)	The net fair value loss on contingent consideration assets primarily reflected the fluctuations in the share price of XPeng.
(iii)	The net fair value gain (loss) on financial liabilities measured at FVTPL primarily resulted from changes in the valuations of certain derivative liabilities.
(iv)	The impairment provisions for investments primarily arose from the impairment of investments accounted for using the equity method and debt investments at amortized cost.

11. Interest income and finance (costs) income, net

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB

Interest income
Interest income from bank deposits	2,256,095	2,129,939	1,932,306
Others	47,307	100,496	55,725
	2,303,402	2,230,435	1,988,031

Finance (costs) income, net
Interest expenses on borrowings	(99,272)	(199,116)	(195,782)
Foreign exchanges gains (losses)	271,411	(1,129,759)	646,851
Fair value changes of exchange rate derivatives	—	130,199	(279,314)
Others	(85,136)	(143,261)	(85,119)
	87,003	(1,341,937)	86,636

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

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Group’s subsidiaries operating in Hong Kong are generally subject to Hong Kong profits tax at a rate of 16.5% on their Hong Kong-sourced taxable profit, and dividends paid by Hong Kong-incorporated subsidiaries to the Company are not subject to Hong Kong withholding tax.

Pursuant to Departmental Interpretation and Practice Notes No.52 issued by the Inland Revenue Department of the Hong Kong Special Administrative Region, one of the Group’s consolidated entities is designated as a corporate treasury centre and is entitled to a reduced profits tax rate of 8.25% (50% of the standard rate) on its eligible treasury income, subject to compliance with the relevant conditions, with effect from 2025.

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

(In thousands, except for share and par value)

12. Income taxes (Continued)

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

Mexico

The income tax provision for Mexico entities were calculated at corporate income tax rates of 30% on the taxable profit for the years presented, based on the existing legislation, interpretations and practices in respect thereof.

The Company’s subsidiaries incorporated in other jurisdictions were subject to income tax charges calculated according to the tax laws enacted or substantially enacted in the countries where they operate and generate income.

Profit (loss) before income taxes consists of:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB

Loss from the entities outside the Chinese Mainland	(2,496,802)	(2,289,601)	(9,877,152)
Profit (loss) from the entities in the Chinese Mainland	(2,165,878)	3,544,259	9,265,883
Profit (loss) before income taxes	(4,662,680)	1,254,658	(611,269)

Income tax expense (benefit) consists of:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB

Current income tax expense	235,382	319,456	621,488
Deferred income tax benefit	(145,633)	(339,586)	(2,237,913)
Total income tax expense (benefit)	89,749	(20,130)	(1,616,425)

(In thousands, except for share and par value)

12. Income taxes (Continued)

The tax on the Group’s profit (loss) before income tax differs from the theoretical amount that would arise using the statutory tax rate of 25% in the PRC, being the tax rate applicable to the majority of consolidated entities as follows:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB

Profit (loss) before income tax	(4,662,680)	1,254,658	(611,269)

Tax calculated at statutory income tax rate of 25%	(1,165,670)	313,665	(152,817)

Tax effects of:
--Different tax rates available to different jurisdictions	556,263	182,303	1,077,464
--Preferential income tax rates applicable to subsidiaries	(158,184)	(305,495)	(552,867)
--Non-deductible expenses and non-taxable income, net	1,511,336	582,084	658,672
--Super deduction for research and development expenses	(694,930)	(735,419)	(719,297)
--Tax losses and deductible temporary differences for which no deferred income tax assets were recognized	1,219,912	1,398,123	2,679,498
--Utilization and recognition of previously unrecognized deductible tax losses and temporary differences	(1,401,352)	(1,646,185)	(4,683,486)
--Withholding tax	184,352	182,053	103,852
--Others	38,022	8,741	(27,444)

Total income tax expense (benefit)	89,749	(20,130)	(1,616,425)

Organization for Economic Co-operation and Development (“OECD”) Pillar Two model rules

The Group is within the scope of the OECD Pillar Two model rules and applies the exception introduced in IAS 12 to not recognize or disclose deferred tax assets and liabilities related to Pillar Two income taxes. For the year ended December 31, 2025, the Group benefits from the transitional safe harbor in certain jurisdictions in which it operates and does not have any top-up tax liabilities for the period.

Some jurisdictions that the Group has operations in have already implemented the legislation effective January 1, 2024 and January 1, 2025 and some other jurisdictions are in the process of implementing the Pillar Two legislation. The Group continues to monitor legislative developments and assess its exposure to the legislations for when it comes into effect.

13. Dividends

No dividends have been paid or declared by the Company during each of the years ended December 31, 2023, 2024 and 2025.

(In thousands, except for share and par value)

14. Earnings (loss) per share

(a) Basic

Basic earnings (loss) per share is computed by dividing profit (loss) attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the year.

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Profit (loss) attributable to equity holders of the Company	(4,793,564)	1,258,329	992,647
Weighted average number of ordinary shares outstanding*	1,224,576,751	1,222,224,578	1,190,875,193
Basic earnings (loss) per share (RMB)	(3.91)	1.03	0.83
*	Vested restricted shares and RSUs and vested share options with minimal exercise price are considered outstanding in the computation of basic earnings (loss) per share.

(b) Diluted

The Company has three categories of dilutive potential ordinary shares: share options, restricted shares and RSUs. Diluted earnings (loss) per share is calculated by adjusting the weighted average number of ordinary shares outstanding (denominator) to assume conversion of all potential dilutive ordinary shares arising from share options, restricted shares and RSUs granted by the Company, which is determined under the treasury stock method. The Company adjusts for preferred shares and other financial instruments issued by subsidiaries in the calculation of profit (loss) attributable to equity holders of the Company used in the diluted earnings (loss) per share calculation, where applicable.

As the Group incurred losses for the year ended December 31, 2023, these potential ordinary shares were not included in the calculation of diluted loss per share as their inclusion would be anti-dilutive. The dilution effect arising from preferred shares and other financial instruments issued by subsidiaries was not included in the calculation of profit (loss) attributable to equity holders of the Company used in calculating diluted earnings (loss) per share as the inclusion would be anti-dilutive for the year ended December 31, 2023.

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Profit (loss) attributable to equity holders of the Company	(4,793,564)	1,258,329	992,647
Dilution effect arising from preferred shares and other financial instruments issued by subsidiaries	—	(2,404)	(8,141)
Profit (loss) attributable to equity holders of the Company used as the numerator in calculating diluted earnings (loss) per share	(4,793,564)	1,255,925	984,506
Weighted average number of ordinary shares outstanding	1,224,576,751	1,222,224,578	1,190,875,193
Adjustments for the dilutive impact of share options, restricted shares and RSUs	—	22,883,296	28,682,542
Weighted average number of ordinary shares used as the denominator in calculating diluted earnings (loss) per share	1,224,576,751	1,245,107,874	1,219,557,735
Diluted earnings (loss) per share (RMB)	(3.91)	1.01	0.81

(In thousands, except for share and par value)

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

(In thousands, except for share and par value)

15. Property and equipment (Continued)

	Bikes and
	e-bikes
	and	Computers			Assets
	related	and		Leasehold	under
	batteries	equipment	Vehicles	improvement	construction	Others	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
As of January 1, 2025
Cost	6,755,697	5,216,119	1,215,891	608,748	211,555	31,149	14,039,159
Accumulated depreciation and impairment	(4,493,347)	(3,088,816)	(733,536)	(485,856)	(16,585)	(15,791)	(8,833,931)
Net book amount	2,262,350	2,127,303	482,355	122,892	194,970	15,358	5,205,228
For the year ended December 31, 2025
Opening net book amount	2,262,350	2,127,303	482,355	122,892	194,970	15,358	5,205,228
Additions	18,954	1,218,095	—	20,365	1,881,910	3,178	3,142,502
Transfers	1,354,069	96,929	222,322	102,230	(1,775,550)	—	—
Disposals	(227,353)	(143,690)	(40,307)	(3,089)	(1,770)	(687)	(416,896)
Depreciation charges	(1,287,599)	(715,474)	(131,855)	(91,457)	—	(2,286)	(2,228,671)
Impairment charges	—	—	(10,182)	(1,847)	(228)	—	(12,257)
Currency translation differences	—	(3,760)	(1)	1,627	354	85	(1,695)
Ending net book amount	2,120,421	2,579,403	522,332	150,721	299,686	15,648	5,688,211
As of December 31, 2025
Cost	6,134,749	5,733,833	1,009,483	664,692	299,914	31,330	13,874,001
Accumulated depreciation and impairment	(4,014,328)	(3,154,430)	(487,151)	(513,971)	(228)	(15,682)	(8,185,790)
Net book amount	2,120,421	2,579,403	522,332	150,721	299,686	15,648	5,688,211

3

Depreciation charges were expensed off in the following categories in the consolidated income statements:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Cost of revenues	2,761,045	2,137,811	1,946,272
Operations and support	18,773	9,536	14,508
Research and development	246,377	174,226	175,328
Sales and marketing	23,275	10,801	14,569
General and administrative	160,611	126,667	77,994
Total	3,210,081	2,459,041	2,228,671

For the years ended December 31, 2023, 2024 and 2025, the impairment losses for property and equipment were RMB69,997, RMB25,561 and RMB12,257, respectively.

(In thousands, except for share and par value)

16. Leases

(i)	Amounts recognized in the statements of financial position:

	As of December 31,
	2023	2024	2025
	RMB	RMB	RMB
Right-of-use assets
Offices	636,223	738,682	728,181
Data centers	198,053	206,258	356,990
Others	256,703	209,528	64,485
	1,090,979	1,154,468	1,149,656

(ii)	Amounts recognized in profit and loss in relation to leases as follow:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Depreciation charges of right of use assets
Offices	377,025	332,626	317,697
Data Centers	128,043	139,155	225,858
Others	106,776	95,414	51,690
	611,844	567,195	595,245
Interest expenses	70,388	60,870	76,218
Short‑term lease cost	400,926	512,492	447,362
Variable lease cost	97,548	78,700	45,315
	1,180,706	1,219,257	1,164,140

The increase in the right-of-use assets for the years ended December 31, 2023, 2024 and 2025 were RMB534,313, RMB659,748 and RMB692,736, respectively.

Supplemental cash flows information related to leases is as follows:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB

Total cash outflow for principal elements of lease payment	700,021	566,110	556,774
Total cash outflow for related interest paid	71,288	59,970	64,692

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

For the years ended December 31, 2023, 2024 and 2025, the changes in the carrying value of goodwill by segment are as follows:

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
Balance as of December 31, 2025
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

The key assumptions used by management for VIU calculation include:

	As of December 31,
	2023	2024	2025

Compound annual growth rate for revenue for 5-year period	7%	7%	7%
Adjusted EBITA/revenue ratio for 5-year period	5%-8%	6%-9%	7%-9%
Terminal revenue growth rate	2.0%	2.0%	2.0%
Pre-tax discount rate	24%	23%	23%

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

(In thousands, except for share and par value)

18. Intangible assets (Continued)

		Trademarks,
		patents,
	Non‑compete	software	Customer
	agreements	and others	lists	Driver lists	Licenses	Total
	RMB	RMB	RMB	RMB	RMB	RMB
As of January 1, 2025
Cost	7,183,773	5,281,533	1,556,086	297,678	612,236	14,931,306
Accumulated amortization and impairment	(7,183,773)	(5,189,253)	(1,556,086)	(297,678)	—	(14,226,790)
Net book amount	—	92,280	—	—	612,236	704,516
For the year ended December 31, 2025
Opening net book amount	—	92,280	—	—	612,236	704,516
Additions	—	22,424	—	—	21,535	43,959
Disposals	—	(3,374)	—	—	—	(3,374)
Amortization	—	(37,783)	—	—	—	(37,783)
Impairment provisions	—	(796)	—	—	—	(796)
Currency translation differences	—	4,925	—	—	5,448	10,373
Closing net book amount	—	77,676	—	—	639,219	716,895
As of December 31, 2025
Cost	7,183,773	5,309,782	1,561,734	300,626	639,219	14,995,134
Accumulated amortization and impairment	(7,183,773)	(5,232,106)	(1,561,734)	(300,626)	—	(14,278,239)
Net book amount	—	77,676	—	—	639,219	716,895

For the years ended December 31, 2023, 2024 and 2025, the impairment losses for intangible assets were RMB80,800, nil and RMB796, respectively.

The Group tests annually whether intangible assets with an indefinite useful life have suffered any impairment or more frequently if events or changes in circumstances indicate that they might be impaired. During the years ended December 31, 2023, 2024 and 2025, no such identifiable intangible assets have been impaired.

Amortization charges were expensed off in the following categories in the consolidated income statements:

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Operations and support	148	157	1,529
Sales and marketing	948,145	86,686	9,502
Research and development	32,683	18,951	17,863
General and administrative	22,306	33,037	8,889
Total	1,003,282	138,831	37,783

(In thousands, except for share and par value)

19. Financial instruments by category

		As of December 31,
	Note	2023	2024	2025
		RMB	RMB	RMB
Assets in the consolidated statements of financial position
Financial assets measured at FVTPL:
Other non-current assets (excluding non-financial assets items)		10,811	4,605	2,632
Long-term and short-term treasury investments	21	3,250,041	8,039,752	7,594,780
Other financial investments measured at FVTPL	23	2,886,719	3,602,059	5,489,233
Prepayments, receivables and other current assets (excluding non-financial assets items)		494,058	126,983	206,242
		6,641,629	11,773,399	13,292,887

Financial assets measured at FVOCI:
Other financial investments measured at FVOCI	24	9,624,566	5,624,762	5,589,169
Long-term and short-term treasury investments	21	8,770	9,769	99,357
Prepayments, receivables and other current assets (excluding non-financial assets items)		676,209	1,535,897	5,855,012
Other non-current assets (excluding non-financial assets items)		—	—	547,330
		10,309,545	7,170,428	12,090,868
Financial assets measured at amortized cost:
Restricted cash	27	1,159,979	1,743,045	3,697,626
Other non-current assets (excluding non-financial assets items)		432,179	2,304,890	923,024
Long-term and short-term treasury investments	21	23,876,171	32,979,473	24,204,591
Accounts receivable	25	3,434,615	3,492,919	4,648,583
Prepayments, receivables and other current assets (excluding non-financial assets items)		10,450,788	11,028,837	10,330,564
Cash and cash equivalents	27	27,308,098	12,554,843	23,808,032
		66,661,830	64,104,007	67,612,420

		83,613,004	83,047,834	92,996,175

Liabilities in the consolidated statements of financial position
Financial liabilities measured at FVTPL:
Other non-current liabilities (excluding non-financial liabilities items)		173,526	36,632	—
Preferred shares issued by subsidiaries	33	13,846,145	10,961,493	10,678,693
Accrued expenses and other current liabilities (excluding non-financial liabilities items)	32	32,971	427,208	1,151,472
		14,052,642	11,425,333	11,830,165
Financial liabilities measured at amortized cost:
Borrowings	34	8,741,611	11,483,408	12,584,483
Lease liabilities	16	1,128,473	1,174,249	1,180,413
Other non-current liabilities (excluding non-financial liabilities items)		87,688	67,434	57,832
Accounts and notes payable	31	4,594,287	4,477,990	4,936,984
Accrued expenses and other current liabilities (excluding non-financial liabilities items)		10,460,580	10,992,425	16,915,148
		25,012,639	28,195,506	35,674,860

		39,065,281	39,620,839	47,505,025

(In thousands, except for share and par value)

20. Deferred income taxes

Significant components of the Group’s deferred tax balances are as follows:

	As of December 31,
	2023	2024	2025
	RMB	RMB	RMB
Total gross deferred tax assets	609,230	1,002,397	3,479,063
Total gross deferred tax liabilities	(495,264)	(531,529)	(881,298)

Offsetting amounts	(329,766)	(388,337)	(622,460)

Net deferred tax assets	279,464	614,060	2,856,603
Net deferred tax liabilities	(165,498)	(143,192)	(258,838)

The movement on the gross deferred tax assets is as follows:

	Asset
	impairment		Tax losses		Accrued
	and allowances	Lease	carry		expenses and
	for credit losses	Liabilities	forwards		others	Total
	RMB	RMB	RMB		RMB	RMB
As of January 1, 2023	114,222	281,803	105,582		184,190	685,797
Credited (charged) to consolidated income statements	82,741	(88,418)	(18,650)		(76,594)	(100,921)
Credited (charged) to other reserves	946	—	11,832		11,576	24,354
As of December 31, 2023	197,909	193,385	98,764		119,172	609,230
Credited (charged) to consolidated income statements	275,339	18,015	86,227		24,566	404,147
Credited (charged) to other reserves	(2,673)	—	(5,825)		(2,482)	(10,980)
As of December 31, 2024	470,575	211,400	179,166		141,256	1,002,397
Credited (charged) to consolidated income statements	256,543	20,197	1,546,360	*	613,775	2,436,875
Credited (charged) to other reserves	44,476	(42)	(2,078)		(2,565)	39,791
As of December 31, 2025	771,594	231,555	1,723,448		752,466	3,479,063
*	It was mainly due to the recognition of previously unrecognized tax losses to the extent that it is probable that future taxable profit will be available to utilize those tax losses.

The Group only recognizes deferred tax assets if it is probable that future taxable profit will be available to utilize. Management will continue to assess the recognition of deferred tax assets in future reporting periods. As of December 31, 2025, the amount of temporary differences for which the Group has not recognized deferred tax assets is RMB61,064 million (2024: RMB77,570 million, 2023: RMB84,117 million), of which the cumulative losses available for utilization amounted to RMB39,398 million (2024: RMB54,407 million, 2023: RMB61,929 million). The cumulative tax losses as of December 31, 2025 amounted to RMB41,653 million ( 2024: RMB51,011 million, 2023: RMB53,697 million) in Chinese Mainland will expire from one to ten years, and the cumulative tax losses amounted to RMB7,783 million (2024: RMB4,173 million, 2023: RMB8,742 million) outside the Chinese Mainland generally can be carried forward indefinitely.

(In thousands, except for share and par value)

20. Deferred income taxes (Continued)

The movement on the gross deferred tax liabilities is as follows:

	Right-of-	Contract assets
	use assets	and others	Total
	RMB	RMB	RMB
As of January 1, 2023	(288,386)	(467,888)	(756,274)
Credited (charged) to consolidated income statements	90,219	156,335	246,554
Credited (charged) to other reserves	—	14,456	14,456
As of December 31, 2023	(198,167)	(297,097)	(495,264)
Credited (charged) to consolidated income statements	(12,668)	(51,893)	(64,561)
Credited (charged) to other reserves	—	28,296	28,296
As of December 31, 2024	(210,835)	(320,694)	(531,529)
Credited (charged) to consolidated income statements	(25,903)	(173,059)	(198,962)
Credited (charged) to other reserves	—	(150,807)	(150,807)
As of December 31, 2025	(236,738)	(644,560)	(881,298)

The Group didn’t recognize deferred tax liabilities in relation to withholding tax on undistributed earnings of the subsidiaries located in the Chinese Mainland as of the end of each reporting period as the Group is able to control the timing of distributions and does not have any plan in the foreseeable future to distribute the profits.

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

Treasury investments at amortized cost are primarily time deposits placed with the bank. Interest income from treasury investments at amortized cost is recognized using the effective interest rate method in the consolidated income statement. Treasury investments measured at FVTPL are primarily wealth management products issued by commercial banks and other financial institutions. Changes in the fair value are reflected in the consolidated income statements as investment income (loss), net. Treasury investments measured at FVOCI are certain government bonds.

The following is a summary of treasury investments:

	As of December 31,
	2023	2024	2025
	RMB	RMB	RMB

Long-term treasury investments

Time deposits and other debt investments stated at amortized cost	4,712,589	2,735,696	2,981,744
Other debt investments measured at FVTPL	3,179,829	692,459	702,880
Other debt investments measured at FVOCI	481	2,344	6,763
Total	7,892,899	3,430,499	3,691,387

Short-term treasury investments

Time deposits and other debt investments stated at amortized cost	19,163,582	30,243,777	21,222,847
Other debt investments measured at FVTPL	70,212	7,347,293	6,891,900
Other debt investments measured at FVOCI	8,289	7,425	92,594
Total	19,242,083	37,598,495	28,207,341

Treasury investments are denominated in the following currencies:

	As of December 31,
	2023	2024	2025
	RMB	RMB	RMB

RMB	2,656,517	6,252,636	7,330,556
USD	24,115,488	34,249,206	23,700,695
Others	362,977	527,152	867,477
Total	27,134,982	41,028,994	31,898,728

(In thousands, except for share and par value)

22. Investments accounted for using the equity method

	As of December 31,
	2023	2024	2025
	RMB	RMB	RMB

Associates(i)	610,178	222,513	164,143
Joint ventures(ii)	2,945,421	3,543,646	3,764,814
Total	3,555,599	3,766,159	3,928,957
(i)	Investments in associates accounted for using the equity method

The Group recorded proportionate share of losses of RMB140,324, RMB195,828 and RMB71,429 from associates in “Share of profit (loss) of equity method investees” in the consolidated income statements for the years ended December 31, 2023, 2024 and 2025, respectively.

During the years ended December 31, 2023, 2024 and 2025, the Group identified indications that investments in associates may be impaired with significant or prolonged declines in values of associates, mainly due to the adverse financial and business outlook of the associates. The Group carried out impairment assessment and determined the respective recoverable amount with reference to the higher of value in use and fair value less costs of disposal. During the years ended December 31, 2023, 2024 and 2025, an aggregate impairment loss of RMB46,245, RMB225,099 and nil had been recognized for associates with impairment indicators, and the majority of these associates’ recoverable amounts were determined using fair value less costs of disposal.

There were no individual material associates that are accounted for using the equity method as of December 31, 2023, 2024 and 2025. The Group summarizes the condensed financial information of the Group’s associates as a group below:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Results of operations:
Revenue	1,568,858	2,007,293	1,861,986
Gross profit (loss)	87,365	126,186	82,969
Income (loss) from operations	(467,524)	(547,783)	(556,563)
Net income (loss), net	(460,296)	(549,828)	(558,093)
Balance sheet data:
Current assets	2,381,117	3,383,907	2,327,552
Non-current assets	3,940,619	3,042,236	731,081
Current liabilities	2,042,425	1,971,865	1,099,554
Non-current liabilities	2,352,201	2,830,518	554,964

(In thousands, except for share and par value)

22. Investments accounted for using the equity method (Continued)

Aggregated amount of the Group’s share of profit (loss) of individually immaterial associates accounted for using the equity method is as follows:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
– Loss from operations	(140,324)	(195,828)	(71,429)

(ii)	Investments in joint ventures accounted for using the equity method

The Group recorded proportionate share of income of RMB704,022, RMB439,263 and RMB345,344 from joint ventures in “Share of profit (loss) of equity method investees” in the consolidated income statements for the years ended December 31, 2023, 2024 and 2025, respectively.

There were no individually material joint ventures that are accounted for using the equity method as of December 31, 2023, 2024 and 2025. The Group summarizes the condensed financial information of the Group’s joint ventures as a group below:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Results of operations:
Revenue	10,175,124	6,986,969	7,739,466
Gross profit (loss)	2,647,368	1,770,236	1,307,840
Income (loss) from operations	1,380,078	1,417,091	721,032
Net income (loss), net	1,139,947	1,245,587	736,421
Balance sheet data:
Current assets	49,849,695	52,915,859	60,185,382
Non-current assets	2,858,838	2,389,016	3,969,949
Current liabilities	44,397,577	45,300,441	53,511,494
Non-current liabilities	265,831	368,764	729,244
Convertible redeemable preferred shares and non‑controlling interests	(9,482)	(6,413)	(6,533)

Aggregated amount of the Group’s share of profit (loss) of individually immaterial joint ventures accounted for using the equity method is as follows:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
– Income from operations	704,022	439,263	345,344
– Other comprehensive loss	(4,454)	(3,434)	—
Total	699,568	435,829	345,344

(In thousands, except for share and par value)

23. Other financial investments measured at fair value through profit or loss

The following is a summary of other financial investments measured at fair value through profit or loss :

		As of December 31,
	Note	2023	2024	2025
		RMB	RMB	RMB
Investments in ordinary shares and preferred shares	(i)	1,318,573	2,096,140	3,493,969
Investments in limited partnerships	(ii)	1,225,642	1,147,455	1,705,035
Other investments		342,504	358,464	290,229
Total		2,886,719	3,602,059	5,489,233
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

Management had assessed the level of influence that the Group was able to exercise on certain financial assets measured at FVTPL with shareholding exceeding 20%. Since these investments were interests in limited partnerships without significant influence, they are classified as financial instruments and are measured at FVTPL.

(In thousands, except for share and par value)

24. Other financial investments measured at fair value through other comprehensive income

The following is a summary of other financial investments measured at fair value through other comprehensive income:

		As of December 31,
	Note	2023	2024	2025
		RMB	RMB	RMB
Investments in ordinary shares		8,608,691	5,624,762	5,589,169
— Investee A	(i)	4,709,290	2,035,755	526,106
— XPeng(Note 6)	(ii)	3,005,246	2,667,988	4,144,450
— Others		894,155	921,019	918,613
Debt investments		1,015,875	—	—
Total		9,624,566	5,624,762	5,589,169
(i)	Investment in Investee A

As of December 31, 2023, 2024 and 2025, the fair value of the Investment in Investee A was RMB4,709,290, RMB2,035,755 and RMB526,106, respectively. For the years ended December 31, 2023, 2024 and 2025, the Group disposed of a certain number of ordinary shares of Investee A, resulting in a realized other comprehensive income, with amounts of RMB799,978, RMB1,800,823 and RMB748,897 transferred to accumulated deficit, respectively.

Given the changes in the quoted prices of Investee A’s ordinary shares, the Group recognized an unrealized gain of RMB337,052, an unrealized gain of RMB576,205 and an unrealized loss of RMB48,953 in other comprehensive income, for the years ended December 31, 2023, 2024 and 2025, respectively.

(ii)	Investment in XPeng

On November 13, 2023, the Group received 58,164,217 XPeng Class A ordinary shares in connection with the transaction with XPeng. In August 2024, upon completion of the start of production milestone, the Group received an additional 4,636,447 XPeng Class A ordinary shares. For the years ended December 31, 2023, 2024 and 2025, the Group recognized a fair value loss of RMB219,663, a fair value loss of RMB494,270 and a fair value gain of RMB1,898,625, respectively, in other comprehensive income in the consolidated statements of comprehensive income (loss).

(In thousands, except for share and par value)

25. Accounts receivable

Accounts receivable consist of the following:

	As of December 31,
	2023	2024	2025
	RMB	RMB	RMB
Accounts receivable	4,158,270	4,386,872	5,668,904
Allowance for credit losses	(723,655)	(893,953)	(1,020,321)
	3,434,615	3,492,919	4,648,583

Accounts receivable are mainly denominated in RMB.

The movement of the allowances for credit losses is as follows:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Balance at beginning of the year	(692,722)	(723,655)	(893,953)
Provision	(387,196)	(510,885)	(538,135)
Write-offs	356,263	340,587	411,767
Balance at end of the year	(723,655)	(893,953)	(1,020,321)

The Group applies the simplified approach to providing for expected credit losses prescribed by IFRS 9, which permits the use of the lifetime expected loss provision for all accounts receivable. To measure the expected credit losses, accounts receivable have been grouped based on shared credit risk characteristics and the days past due. The Group’s expected loss rates are mainly determined based on the corresponding historical credit loss rates which are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables. The loss allowance provisions as of December 31, 2023, 2024 and 2025 are determined as follows:

	Within 1 year	More than 1 year	Total
December 31, 2023
Expected loss rate	14.5%	39.1%	17.4%
Gross carrying amount	3,670,160	488,110	4,158,270
Loss provision	(532,707)	(190,948)	(723,655)

	Within 1 year	More than 1 year	Total
December 31, 2024
Expected loss rate	13.1%	71.0%	20.4%
Gross carrying amount	3,833,730	553,142	4,386,872
Loss provision	(501,414)	(392,539)	(893,953)

	Within 1 year	More than 1 year	Total
December 31, 2025
Expected loss rate	12.0%	72.6%	18.0%
Gross carrying amount	5,110,504	558,400	5,668,904
Loss provision	(615,061)	(405,260)	(1,020,321)

(In thousands, except for share and par value)

26. Prepayments, receivables and other current assets and other non-current assets

Prepayments, receivables and other current assets consist of the following:

	As of December 31,
	2023	2024	2025
	RMB	RMB	RMB
Loan receivables(a)	8,679,730	9,689,517	11,412,110
Short-term debt investments	1,096,739	1,689,073	2,825,792
Deposits and receivables from partners	1,253,330	856,230	1,760,261
Prepayment and prepaid expense	905,086	712,568	923,011
Deductible VAT-input	1,023,024	684,338	706,645
Prepaid income tax	381,488	314,196	452,027
Contingent consideration assets	239,557	4,284	8,342
Others	771,977	589,584	375,330
Total	14,350,931	14,539,790	18,463,518

Other non-current assets consist of the following:

	As of December 31,
	2023	2024	2025
	RMB	RMB	RMB
Loan receivables(a)	—	857,309	660,222
Deductible VAT-input	1,116,686	1,228,297	1,297,114
Prepayments for property and equipment, long-term investments and other non‑current assets	409,469	31,321	581,591
Deposits and receivables from partners	162,156	144,052	114,931
Contingent consideration assets	10,811	4,605	2,632
Long-term debt investments	258,590	1,289,252	557,029
Others	22,338	23,773	152,794
Total	1,980,050	3,578,609	3,366,313

(a)	Loan receivables

Loan receivables are initially measured at fair value. Depending on the business models in which the loan receivables are held, the subsequent measurement could be at amortized cost or at fair value through other comprehensive income. Breakdown for loan receivables including both current and non-current portion is as follows:

	As of December 31,
	2023	2024	2025
	RMB	RMB	RMB
Loan receivables at amortized cost (Note 4.1.2(d))	9,829,675	12,591,317	9,969,579
Less: allowance for impairment (Note 4.1.2(d))	(1,149,945)	(2,044,491)	(2,496,846)
	8,679,730	10,546,826	7,472,733
Loan receivables at fair value through other comprehensive income (Note 4.1.2(d))	—	—	4,775,252
Less: fair value changes of loan receivables (Note 4.3.3)	—	—	(175,653)
	—	—	4,599,599
Allowances for impairment losses on loan receivables at fair value through other comprehensive income (Note 4.1.2(d))	—	—	(773,731)

(In thousands, except for share and par value)

27. Cash and cash equivalents and restricted cash

(a)Cash and cash equivalents

	As of December 31,
	2023	2024	2025
	RMB	RMB	RMB
Bank balances and cash	21,104,395	9,490,997	18,265,935
Time deposits and highly liquid investments with initial terms within three months	4,520,889	1,999,630	3,038,078
Cash held in other financial institutions	1,682,814	1,064,216	2,504,019
Total	27,308,098	12,554,843	23,808,032

Cash and cash equivalents are denominated in the following currencies:

	As of December 31,
	2023	2024	2025
	RMB	RMB	RMB

RMB	18,850,352	6,345,733	8,512,996
USD	6,453,888	4,028,747	10,162,536
Others	2,003,858	2,180,363	5,132,500
Total	27,308,098	12,554,843	23,808,032

(b)Restricted cash

Restricted cash are denominated in the following currencies:

Included in non-current assets:

	As of December 31,
	2023	2024	2025
	RMB	RMB	RMB

BRL	12	—	68,601
USD	15,582	15,815	15,463
RMB	4,912	3,838	3,865
Total	20,506	19,653	87,929

Included in current assets:

	As of December 31,
	2023	2024	2025
	RMB	RMB	RMB

RMB	1,139,261	1,585,801	2,496,391
BRL	212	266	1,113,197
Others	—	137,325	109
Total	1,139,473	1,723,392	3,609,697

(In thousands, except for share and par value)

28. Share capital

Authorized:

As of December 31, 2025, 2024 and 2023, the authorized share capital of the Company is US$100,000 divided into 5,000,000,000 shares, comprising of (i) 4,000,000,000 Class A ordinary shares with a par value of US$0.00002 each, (ii) 500,000,000 Class B ordinary shares with a par value of US$0.00002 each, and (iii) 500,000,000 shares with a par value of US$0.00002 each of such class or classes (however designated) as the board of directors may determine in accordance with the memorandum and articles of association.

Issued and fully paid:

As of December 31, 2025, 1,088,570,259 Class A ordinary shares and 76,171,441 Class B ordinary shares were issued and fully paid by the Company. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and is not convertible into Class B ordinary shares under any circumstances. Each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof. During the years ended December 31, 2023, 2024 and 2025, 19,778,967, 4,154,926 and 17,230,502 Class B ordinary shares were converted to Class A ordinary shares, respectively.

Share repurchases:

On November 11, 2023, the Company’s board of directors authorized a share repurchase program under which the Company may repurchase up to US$1 billion of its shares over the next 24 months. The share repurchases may be made from time to time through legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. This repurchase program terminated in November 2025 in accordance with its terms.

(In thousands, except for share and par value)

28. Share capital (Continued)

On March 17, 2025, the Company’s board of directors authorized another share repurchase program under which the Company may repurchase up to US$2 billion of its shares over the next 24 months. The share repurchases may be made from time to time through legally permissible means, depending on market conditions and in accordance with applicable rules and regulations.

	Number of				Shares held for
	ordinary				shares award
	shares	Share capital	Share premium	Treasury shares	scheme	Total
		RMB	RMB	RMB	RMB	RMB
As of January 1, 2023	1,226,769,750	159	395,724,745	—	(5)	395,724,899
Exercise of share options and vesting of restricted shares and RSUs, net (a)	—	—	1,865,862	—	1	1,865,863
Repurchase of ordinary shares (b)	—	—	—	(112,666)	—	(112,666)
As of December 31, 2023	1,226,769,750	159	397,590,607	(112,666)	(4)	397,478,096

As of January 1, 2024	1,226,769,750	159	397,590,607	(112,666)	(4)	397,478,096
Exercise of share options and vesting of restricted shares and RSUs, net (a)	—	—	1,399,704	—	1	1,399,705
Repurchase of ordinary shares (b)	—	—	—	(4,872,181)	—	(4,872,181)
Cancellation of ordinary shares (b)	(38,008,934)	(5)	(4,460,356)	4,460,361	—	—
As of December 31, 2024	1,188,760,816	154	394,529,955	(524,486)	(3)	394,005,620

As of January 1, 2025	1,188,760,816	154	394,529,955	(524,486)	(3)	394,005,620
Bulk issuance of ADSs reserved for share incentive plans	9,638,630	1	—	—	(1)	—
Exercise of share options and vesting of restricted shares and RSUs, net (a)	—	—	871,514	—	1	871,515
Repurchase of ordinary shares (b)	—	—	—	(5,448,058)	—	(5,448,058)
Cancellation of ordinary shares (b)	(33,657,746)	(5)	(4,533,708)	4,533,713	—	—
As of December 31, 2025	1,164,741,700	150	390,867,761	(1,438,831)	(3)	389,429,077
(a)

For the years ended December 31, 2023, 2024 and 2025, the changes of the number of exercise of share options and vesting of restricted shares and RSUs, net were 6,552,299, 5,953,956 and 4,718,535, respectively.

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

The Company repurchased 157,018,908 ADSs, equals to 39,254,727 Class A ordinary shares, from the open market with an aggregate purchase price of RMB5,448,058 (US$761,767) during the year ended December 31, 2025.

As of December 31, 2025, 286,666,720 ADSs, equals to 71,666,680 Class A ordinary shares had been cancelled. The remaining approximately 37,702,079 ADSs, equals to 9,425,520 Class A ordinary shares which had not been cancelled as of December 31, 2025 were recorded in the treasury stock account.

(In thousands, except for share and par value)

29. Other reserves

						FVOCI	FVOCI
			Share-based	Currency		related to	related to
			compensation	translation	Statutory	equity	preferred
		Capital	reserve	differences	reserve	investments	shares
	Note	reserves	(a)	（b）	(c)	(d)	(e)	Others	Total
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2023		(28,023)	10,883,064	5,858,892	69,328	1,571,234	443,925	178,256	18,976,676
Share of other comprehensive loss of an equity method investee		—	—	—	—	—	—	(4,454)	(4,454)
Fair value changes of equity instruments at FVOCI		—	—	—	—	280,911	—	—	280,911
Fair value changes of preferred shares issued by subsidiaries attributable to changes in the credit risk	33	—	—	—	—	—	(1,187,881)	—	(1,187,881)
Foreign currency translation adjustments		—	—	452,806	—	—	—	—	452,806
Transfer of accumulated translation adjustments to profit or loss upon disposal of subsidiaries		—	—	10,366	—	—	—	—	10,366
Transfer of gain on disposal of equity instruments at FVOCI to accumulated deficit, net of tax		—	—	—	—	(804,333)	—	—	(804,333)
Share-based compensation	30	—	2,589,593	—	—	—	—	—	2,589,593
Exercise of share options and vesting of restricted shares and RSUs, net		—	(1,940,946)	—	—	—	—	—	(1,940,946)
Appropriation to statutory reserves		—	—	—	30,777	—	—	—	30,777
Transactions with non-controlling interests		(15,624)	—	—	—	—	—	—	(15,624)
Balance as of December 31, 2023		(43,647)	11,531,711	6,322,064	100,105	1,047,812	(743,956)	173,802	18,387,891

						FVOCI	FVOCI
			Share-based	Currency		related to	related to
			compensation	translation	Statutory	equity	preferred
		Capital	reserve	differences	reserve	investments	shares
	Note	reserves	(a)	(b)	(c)	(d)	(e)	Others	Total
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2024		(43,647)	11,531,711	6,322,064	100,105	1,047,812	(743,956)	173,802	18,387,891
Share of other comprehensive loss of an equity method investee		—	—	—	—	—	—	(3,434)	(3,434)
Fair value changes of equity instruments at FVOCI		—	—	—	—	481,319	—	—	481,319
Fair value changes of preferred shares issued by subsidiaries attributable to changes in the credit risk	33	—	—	—	—	—	365,216	—	365,216
Foreign currency translation adjustments		—	—	150,345	—	—	—	—	150,345
Transfer of gain on disposal of equity instruments at FVOCI to accumulated deficit, net of tax		—	—	—	—	(1,800,823)	—	—	(1,800,823)
Transfer of accumulated fair value changes of repurchased preferred shares issued by subsidiaries attributable to changes in the credit risk		—	—	—	—	—	443,263	—	443,263
Share-based compensation	30	—	2,252,738	—	—	—	—	—	2,252,738
Exercise of share options and vesting of restricted shares and RSUs, net		—	(1,748,136)	—	—	—	—	—	(1,748,136)
Appropriation to statutory reserves		—	—	—	47,147	—	—	—	47,147
Balance as of December 31, 2024		(43,647)	12,036,313	6,472,409	147,252	(271,692)	64,523	170,368	18,575,526

						FVOCI	FVOCI	FVOCI
			Share-based	Currency		related to	related to	related to
			compensation	translation	Statutory	equity	preferred	debt
		Capital	reserve	differences	reserve	investments	shares	instruments
	Note	reserves	(a)	(b)	(c)	(d)	(e)	(f)	Others	Total
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2025		(43,647)	12,036,313	6,472,409	147,252	(271,692)	64,523	—	170,368	18,575,526
Fair value changes of equity instruments at FVOCI		—	—	—	—	1,857,400	—	—	—	1,857,400
Fair value changes of preferred shares issued by subsidiaries attributable to changes in the credit risk	33	—	—	—	—	—	539,128	—	—	539,128
Fair value changes of debt instruments at FVOCI		—	—	—	—	—	—	(132,577)	—	(132,577)
Net provisions for impairment losses on debt instruments at FVOCI		—	—	—	—	—	—	619,237	—	619,237
Foreign currency translation adjustments		—	—	(756,710)	—	—	—	—	—	(756,710)
Transfer of gain on disposal of equity instruments at FVOCI to accumulated deficit, net of tax		—	—	—	—	(956,937)	—	—	—	(956,937)
Share-based compensation	30	—	1,963,506	—	—	—	—	—	—	1,963,506
Exercise of share options and vesting of restricted shares and RSUs, net		—	(1,018,986)	—	—	—	—	—	—	(1,018,986)
Appropriation to statutory reserves		—	—	—	292,436	—	—	—	—	292,436
Balance as of December 31, 2025		(43,647)	12,980,833	5,715,699	439,688	628,771	603,651	486,660	170,368	20,982,023
(a)	Share-based compensation reserve mainly arises from 2017 Plan and 2021 Plan adopted by the Group (Note 30(a)).
(b)

Foreign currency translation reserve represents the difference arising from the translation of the financial statements of companies within the Group that have a functional currency different from the presentation currency of RMB for the financial statements of the Group.

(In thousands, except for share and par value)

29. Other reserves (Continued)

(c)

In accordance with the relevant regulations and their articles of association, subsidiaries of the Group incorporated in the PRC are required to allocate at least 10% of their after-tax profit determined based on the PRC accounting standards and regulations to the general reserve until the reserve has reached 50% of the relevant subsidiary’s registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the respective company. These reserves can only be used for specific purposes and are not transferable to the Group in the form of loans, advances or cash dividends. For the years ended December 31 2023, 2024 and 2025, appropriations to the general reserve amounted to RMB30,777, RMB47,147 and RMB292,436, respectively. No appropriations to the enterprise expansion fund or staff welfare and bonus fund have been made by the Group.

(d)

Gains and losses on certain equity investments, including changes in fair value, are recognized in other comprehensive income. These changes are accumulated within FVOCI reserve in equity. When the relevant equity investments are derecognized, amounts from this reserve are transferred to accumulated deficit for equity.

(e)

The changes of fair value attributable to changes in the credit risk of the preferred shares issued by subsidiaries are recognized in other comprehensive income and are not subsequently reclassified to profit or loss; instead, they are transferred to accumulated deficit when realized.

(f)

Gains and losses on certain debt instruments, including changes in fair value and net provisions for impairment losses, are recognized in other comprehensive income. These changes are accumulated wthin FVOCI reserve in equity. When the relevant debt instruments are derecognized, the cumulative gains or losses previously recognized in OCI are reclassified from equity to profit or loss.

30. Share-based compensation

The table below presents a summary of the Group’s share-based compensation for the years ended December 31, 2023, 2024 and 2025:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB

Operations and support	109,962	110,822	78,794
Sales and marketing	159,830	180,967	169,458
Research and development	922,066	789,094	813,759
General and administrative	1,397,735	1,171,855	901,495
Total share-based compensation expenses	2,589,593	2,252,738	1,963,506

DiDi’s Share-based awards

(a)Share Incentive Plan

In December 2017, the Company adopted the Equity Incentive Plan (the “2017 Plan”), approved by the Board of Directors, which was subsequently amended. Share options, restricted shares and restricted share units (“RSUs”) under 2017 Plan may be granted to employees, directors and consultants of the Group and other related entities stipulated in the 2017 Plan. As of December 31, 2025, the maximum aggregate number of ordinary shares which may be issued pursuant to the 2017 Plan was 195,127,549 shares.

In June 2021, the Company adopted the 2021 Share Incentive Plan (the “2021 Plan”), approved by the Board of Directors under which share options, restricted shares and RSUs may be granted to its employees, directors and consultants of the Group and other related entities stipulated in the 2021 Plan. As of December 31, 2025, the maximum aggregate number of ordinary shares which may be issued pursuant to the 2021 Plan was 116,906,908 shares.

(In thousands, except for share and par value)

30. Share-based compensation (Continued)

(a)Share Incentive Plan (Continued)

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

(b)Modification

For the year ended December 31, 2023, 4,695,544 existing share options were exchanged for 3,217,476 new options, with different exercise prices, leading to incremental share-based compensation expenses of RMB149,104 on the modification date. For the year ended December 31, 2024, the aforementioned vesting acceleration led to incremental share-based compensation expenses of RMB365,557. For the year ended December 31, 2025, the Company extended the contractual term of share options that were originally scheduled to expire in 2025, leading to incremental costs of RMB67,656 on the modification date.

In 2026, the Group started a discretionary program to settle vested share options in cash for eligible employees (cash-settlement program). The cash settlement price is determined by the Group with reference to the trading price of the Company’s ADSs on the OTC Market. The Group is in the process of making an assessment of the impact of the cash-settlement program and preliminarily concludes that the share options under the cash-settlement program shall be accounted for as cash-settled share-based payment transactions, as the Group has a present obligation to settle in cash in accordance with IFRS 2 Share-based payment.

(c)Share Options

A summary of activities of the share options for the years ended December 31, 2023, 2024 and 2025 is presented as follows:

			Weighted
		Weighted	Average	Weighted
		Average	Remaining	Average
	Number of	Exercise	Contractual	Grant Date
	Options	Price	Life	Fair Value
		US$	In Years	US$
Outstanding as of January 1, 2023	63,733,455	3.94	6.39	24.62
Granted	10,402,129	0.0001823		14.78
Modification	(1,478,068)	0.0001823		12.90
Exercise of share options	(717,256)	0.21		30.55
Forfeited/cancelled	(4,382,666)	0.07		26.03
Outstanding as of December 31, 2023	67,557,594	2.61	5.90	22.72
Granted	17,151,866	0.0001823		16.46
Exercise of share options	(1,379,548)	1.04		18.27
Forfeited/cancelled	(6,201,234)	0.00		19.15
Outstanding as of December 31, 2024	77,128,678	2.26	5.75	20.04
Granted	14,591,015	0.0001823		20.26
Exercise of share options	(1,504,062)	1.37		19.63
Forfeited/cancelled	(4,088,911)	0.00		20.76
Outstanding as of December 31, 2025	86,126,720	2.00	6.30	20.08
Exercisable as of December 31, 2025	55,900,126	3.09	5.12	21.37
Vested and Expected to Vest as of December 31, 2025	80,609,681	2.14	6.13	20.17

(In thousands, except for share and par value)

30. Share-based compensation (Continued)

The Group uses the binomial option pricing model to determine the fair value of the share-based awards. The estimated fair value of each option granted is estimated on the date of grant using the binomial option-pricing model with the following assumptions:

	For the Year Ended December 31,
	2023	2024	2025
Fair value of ordinary shares (US$)	12.00-15.20	15.80-18.76	18.28-26.00
Expected volatility	41.36%-41.70%	50.87%-52.13%	50.10%-50.90%
Risk‑free interest rate (per annum)	3.48%-4.59%	3.73%-4.48%	4.03%-4.58%
Expected dividend yield	0%	0%	0%
Expected term (in years)	10	10	10

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

The weighted average price of the shares at the time these share options were exercised was USD15.15, USD17.73 and USD20.97 per share for the years ended December 31, 2023, 2024 and 2025, respectively.

(d)Restricted shares and RSUs

A summary of activities of restricted shares and RSUs for the years ended December 31, 2023, 2024 and 2025 is presented as follows:

			Weighted
		Weighted	Average
		Average	Remaining
	Number of	Grant Date	Contractual
	Shares	Fair Value	Life
		US$	In Years
Unvested at January 1, 2023	14,597,666	40.97	7.47
Granted	899,005	13.51
Vested	(6,079,090)	39.30
Forfeited/cancelled	(957,307)	33.70
Unvested at December 31, 2023	8,460,274	41.42	7.14
Granted	647,941	16.38
Vested	(4,918,922)	41.65
Forfeited/cancelled	(409,680)	26.99
Unvested at December 31, 2024	3,779,613	35.78	6.80
Granted	1,446,216	19.90
Vested	(2,655,580)	40.08
Forfeited/cancelled	(256,346)	17.24
Unvested at December 31, 2025	2,313,903	22.97	8.26
Expected to vest at December 31, 2025	1,904,094	23.15	8.16

The Group recognized share-based compensation, net of estimated forfeitures, using the graded vesting attribution method over the vesting term of the awards for the service condition awards.

(In thousands, except for share and par value)

30. Share-based compensation (Continued)

Voyager’s share-based awards

In the first quarter of 2021, Voyager Group Inc. (“Voyager”), a subsidiary of the Group, adopted 2020 Equity Incentive Plan (“Voyager Incentive Plan”) under which share options, restricted shares and RSUs may be granted to employees, directors and consultants of Voyager, its subsidiaries, the VIEs and VIEs’ subsidiaries and other related entities stipulated in the Voyager Incentive Plan. As of December 31, 2025, the maximum aggregate number of ordinary shares which could be issued pursuant to Voyager Incentive Plan was 19,647,161 shares. The share-based compensation expenses of RMB146,230, RMB103,312 and RMB117,971 were recognized in the consolidated financial statements for the years ended December 31, 2023, 2024 and 2025.

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

Fintech’s share-based awards

In the fourth quarter of 2025, Xiaoju Technology Holdings (CAY) Co. (“DiDi Fintech”), a subsidiary of the Group, adopted 2025 Equity Incentive Plan (“DiDi Fintech Incentive Plan”) under which share options, restricted shares and RSUs may be granted to employees, directors and consultants of DiDi Fintech, its subsidiaries, the VIEs and VIEs’ subsidiaries and other entities stipulated in the DiDi Fintech Incentive Plan. As of December 31, 2025, the maximum aggregate number of ordinary shares which could be issued pursuant to all awards under DiDi Fintech Incentive Plan was 20,200,000 shares. The share-based compensation expenses of RMB40,929 were recognized in the consolidated financial statements for the year ended December 31, 2025.

Share-based awards granted under the DiDi Fintech Incentive Plan have a contractual term of seven years from the stated grant date and are generally subject to a four-year vesting period as determined by the administrator of the DiDi Fintech Incentive Plan. Depending on the nature, share-based awards generally vest 35% upon the second anniversary of the vesting commencement date, and 25% and 40% upon the third and fourth anniversary of the vesting commencement date, respectively.

Furthermore, certain share-based awards contain both service and performance condition. These share-based awards granted which are only vested upon the occurrence of an IPO or deemed liquidation events by DiDi Fintech, but without an associated service requirement, are considered to be non vesting conditions.

31. Accounts and notes payable

Accounts and notes payable consist of the following:

	As of December 31,
	2023	2024	2025
	RMB	RMB	RMB

Payables related to service fees and incentives to drivers	4,309,814	4,116,787	4,522,229
Payables related to driver management fees	194,915	264,290	362,612
Other accounts payable	88,846	96,913	52,143
Notes payable	712	—	—
Total	4,594,287	4,477,990	4,936,984

Accounts and notes payable are mainly denominated in RMB.

(In thousands, except for share and par value)

32. Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2023	2024	2025
	RMB	RMB	RMB

Payables to merchants and other partners	1,391,093	1,271,021	1,935,147
Due to consumers in financial services	2,946,243	3,207,304	7,082,964
Employee compensation and welfare payable	2,410,332	2,325,295	2,715,022
Tax payables	1,658,525	2,059,843	2,505,109
Payables and accruals for other costs and expenses	2,383,335	2,614,514	3,013,301
Provision for the shareholder class action lawsuits(Note 36(b))	—	—	5,201,312
Security deposits received	1,414,683	1,411,875	1,528,547
Payables related to market and promotion expenses	1,140,401	1,188,268	1,912,148
Deferred revenue and customer advances	905,524	685,846	833,251
Payables related to property and equipment	283,889	433,668	429,438
Other current financial liabilities measured at FVTPL (i)	32,971	427,208	1,151,472
Others	1,213,665	1,147,778	1,338,346
Total	15,780,661	16,772,620	29,646,057

(i) For the year ended December 31, 2025, one of subsidiaries of the Group issued forward contracts to its investors for a right to subscribe for its preferred shares. The forward contracts can be exercised once the investors have obtained all consents, approvals, orders, authorizations or registrations, qualifications, designations, declarations or filings with applicable governmental authority required in connection with their investment in the overseas subsidiary. In connection to the issuance of the forward contracts, the investors provided loans to one domestic subsidiary of the Group. Upon the investors exercise the forward contracts, the domestic subsidiary is required to repay the onshore loans to the investors, which will be used to pay for the exercise price of the forward contracts.

The loans are initially recognized at fair value. Subsequent to initial recognition, the onshore loans are re-measured to their fair value at the end of each reporting period with changes in fair value being recognized in profit or loss. Forward contract liabilities are initially recognized at fair value separately on the date the forward contracts are issued and are subsequently re-measured to their fair value at the end of each reporting period.

33. Preferred shares issued by subsidiaries

Financing transaction of Voyager Group Inc.

Voyager, the Group’s subsidiary, primarily engages in the development and commercialization of autonomous vehicles through its subsidiaries and VIE. As of December 31, 2024, Voyager completed several rounds of financing and issued certain preferred shares (collectively as the “Voyager Preferred Shares”) to external investors and the Company with an aggregate cash consideration of US$1,123,000. Among them, the consideration paid by an entity controlled by Softbank (Note 37) was US$325,000. During the year ended December 31, 2025, Voyager entered into agreements for its new round financing and issuance of certain preferred shares to external investors and the Company with an aggregate cash consideration of US$269,702. As of December 31, 2025, part of this new round of financing has not been completed. As of December 31, 2025, the Group continued to hold the majority of total equity interests on a fully diluted basis.

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

(In thousands, except for share and par value)

33. Preferred shares issued by subsidiaries (Continued)

The preferred shares shall be automatically converted into Voyager’s ordinary shares upon the earlier of (1) the closing of an IPO by Voyager, and (2) with respect to any class of Voyager’s preferred shares, the date specified by written consent or agreement of the holders, in each case in accordance with the respective voting requirements for each series of preferred shares.

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

No dividends on preferred shares and ordinary shares have been declared for the years ended December 31, 2023, 2024 and 2025.

Voting rights

The holder of each preferred shares has the number of votes that equals to the number of ordinary shares then issuable upon their conversion into ordinary shares.

Redemption right

Under applicable exit events including but not limited to if Voyager has not consummated an IPO (“exit events”) within certain periods, the Company may need to use its best efforts to procure Voyager to repurchase Voyager preferred shares held by certain aforementioned preferred shareholders subject to Voyager’s shareholders’ approval. The redemption price would be the amount of cash determined according to pre-agreed pricing formula.

Liquidation rights

In the event of any liquidation or certain deemed liquidation events as defined in the memorandum and articles of association (“MOA”), the holders of Voyager preferred shares have preference over holders of ordinary shares. Upon liquidation or deemed liquidation events, Voyager’s assets available for distribution among the investors shall first be distributed to Voyager preferred shareholders at the amount equal to the greater of (a) original issue price plus all declared but unpaid dividends; and (b) the amount as would have been payable if the preferred shares were converted into ordinary shares immediately prior to the date of liquidation. The remaining assets of Voyager shall all be distributed to its ordinary shareholders.

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

(In thousands, except for share and par value)

33. Preferred shares issued by subsidiaries (Continued)

Financing transaction of Soda Technology Inc.

Soda Technology Inc. (“Soda”), the Group’s subsidiary, primarily engages in bike and e-bike sharing business through its subsidiaries and VIE. For the years ended December 31, 2020 and 2021, Soda completed several rounds of financing and issued certain preferred shares (collectively as the “Soda Preferred Shares”) to external investors and the Company with an aggregate cash consideration of US$1,264,000. During the year ended December 31, 2024, the Company repurchased the majority of preferred shares held by the external investors, with a total consideration of US$249,459 as determined by a pre-agreed pricing formula. The repurchase did not have significant impact on the Group’s consolidated statement of comprehensive income (loss) for the year ended December 31, 2024. As of December 31, 2025, the Group continued to hold the majority of total equity interests in Soda on a fully-diluted basis. Subsequently in April 2026, the Group repurchased all of the remaining preferred shares issued to the external investor, and the Group started to hold 100% of the total equity interests in Soda.

The rights, preferences and privileges of the Soda’s holders of preferred shares are as follows:

Conversion rights

Each of the preferred shares is convertible, at the option of the holder, into the Soda’s ordinary shares at an initial conversion ratio of 1:1 at any time after the date of issuance of such preferred shares.

The preferred shares shall be automatically converted into Soda’s ordinary shares upon the earlier of (1) the closing of an IPO by Soda, and (2) with respect to any class of Soda’s preferred shares, the date specified by written consent or agreement of the Group and a majority of the preferred shares holders other than the Group.

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

No dividends on preferred shares and ordinary shares have been declared for the years ended December 31, 2023, 2024 and 2025.

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

Liquidation rights

In the event of any liquidation or certain deemed liquidation events as defined in MOA, the holders of Soda preferred shares have preference over holders of ordinary shares. Upon liquidation or deemed liquidation events, Soda’s assets available for distribution among the investors shall first be distributed to Soda preferred shareholders at the amount equal to the original issue price plus all declared but unpaid dividends. The remaining assets of Soda shall all be distributed ratably among the holders of the preferred shares and the holders of the ordinary shares, according to the relative number of ordinary shares held by such members on an as-converted basis.

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

Financing transaction of City Puzzle Holding Limited

City Puzzle Holdings Limited (“City Puzzle”), the Group’s subsidiary, primarily engages in providing intra-city freight services. For the year ended December 31, 2021, City Puzzle completed several rounds of financing and issued certain preferred shares (collectively as the “City Puzzle Preferred Shares”) to external investors and the Group with an aggregate cash consideration of US$1,340,000. During the year ended December 31, 2024, City Puzzle entered into several share repurchase agreements with investors and adopted a newly amended and restated memorandum and articles of association with certain modification on the terms of redemption rights. Accordingly, certain of City Puzzle’s preferred shares were repurchased by City Puzzle at their respective original issue prices, with a total consideration of US$408,000. The terms of repurchase period and repurchase rate of the remaining then outstanding City puzzle’s preferred shares were modified. The impact of modification on the Group’s consolidated statement of comprehensive income (loss) for the year ended December 31, 2024 was insignificant. As of December 31, 2025, the Group continued to hold the majority of total equity interests of City Puzzle on a fully diluted basis.

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

No dividends on preferred shares and ordinary shares have been declared for the years ended December 31, 2023, 2024 and 2025.

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

Liquidation rights

In the event of any liquidation or certain deemed liquidation events as defined in City Puzzle’s MOA, the holders of City Puzzle’s preferred shares have preference over holders of City Puzzle’s ordinary shares. Upon liquidation or deemed liquidation events, City Puzzle’s assets available for distribution among its shareholders shall first be distributed to City Puzzle’s preferred shareholders at the amount, for each preferred share, equal to the greater of (a) its original issue price plus all declared but unpaid dividends; and (b) the amount as would have been payable if the preferred shares were converted into ordinary shares immediately prior to the consummation of such liquidation or deemed liquidation events. The assets of City Puzzle remaining after above distribution shall all be distributed to its ordinary shareholders.

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

Financing transaction of Xiaoju Technology Holdings (CAY) Co.

DiDi Fintech, the Group’s subsidiary, primarily engages in providing financial products and services in Latin America. For the year ended December 31, 2025, DiDi Fintech has entered into definitive agreements for the issuance of certain Series A preferred shares and convertible notes to investors, including the Group and certain of its key management and employees with an aggregate cash consideration of up to approximately US$270,000. As of December 31, 2025, the vast majority of these transactions have been completed. As of December 31, 2025, the Group continued to hold the majority of total equity interests on a fully diluted basis.

The rights, preferences and privileges of DiDi Fintech’s holders of preferred shares are as follows:

Conversion rights

Each of the preferred shares is convertible, at the option of the holder, into DiDi Fintech’s ordinary shares at an initial conversion ratio of 1:1 at any time after the date of issuance of such preferred shares.

The preferred shares shall be automatically converted into DiDi Fintech’s ordinary shares upon the earlier of (1) an IPO duly approved in accordance with DiDi Fintech’s shareholders agreement and memorandum and articles of association then in effect (“DiDi Fintech’s MOA”), and (2) the date specified by written consent or agreement of the holders (other than the Group) of at least 50% of the voting power of the then outstanding preferred shares and the Group.

(In thousands, except for share and par value)

33. Preferred shares issued by subsidiaries (Continued)

The conversion price applicable to DiDi Fintech’s preferred share shall be adjusted and readjusted from time to time resulting from: (1) adjustment for share subdivisions and combinations, (2) adjustment for ordinary share dividends and distributions, (3) adjustments for reorganization, merger, consolidation, reclassification, exchange, and substitution; (4) adjustment for conversion price for dilutive issuance etc.

Dividend rights

The holders of preferred shares are entitled to receive non-cumulative dividends when declared by the DiDi Fintech’s board of directors.

No dividends on preferred shares and ordinary shares have been declared for the year ended December 31, 2025.

Voting rights

The holder of each preferred shares has the number of votes that equals to the number of ordinary shares then issuable upon their conversion into ordinary shares.

Redemption right

Under applicable exit events including but not limited to if DiDi Fintech has not consummated an IPO or a deemed liquidation event within certain periods, DiDi Fintech needs to repurchase DiDi Fintech’s preferred shares held by its preferred shareholders. The redemption price would be the amount of consideration determined according to the pre-agreed pricing formula set forth in DiDi Fintech’s MOA.

Liquidation rights

In the event of any liquidation or certain deemed liquidation events as defined in DiDi Fintech’s MOA, the holders of DiDi Fintech’s preferred shares have preference over holders of DiDi Fintech’s ordinary shares. Upon liquidation or deemed liquidation events, DiDi Fintech’s assets available for distribution among its shareholders shall first be distributed to DiDi Fintech’s preferred shareholders at the amount, for each preferred share, equal to the greater of (a) its original issue price plus all declared but unpaid dividends; and (b) the amount as would have been payable if the preferred shares were converted into ordinary shares immediately prior to the consummation of such liquidation or deemed liquidation events. The assets of DiDi Fintech remaining after above distribution shall all be distributed to its ordinary shareholders.

DiDi Fintech’s deemed liquidation events are defined to include: (i) any consolidation, reorganization, amalgamation or merger of DiDi Fintech, with or into any person, or any other corporate reorganization or scheme of arrangement, in which the shareholders of DiDi Fintech immediately before such transaction own less than fifty per cent (50%) of the voting power of the surviving company immediately after such transaction (excluding any transaction effected solely for tax purposes or to change the DiDi Fintech’s domicile); or (ii) a sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of transactions, of all or substantially all of the assets of DiDi Fintech’s Group Companies as defined in DiDi Fintech’s MOA, the effect of which is the disposition of all or substantially all of DiDi Fintech’s Group Companies’ assets taken as a whole, provided that in the event of a DiDi Fintech’s deemed liquidation event in the form of a sale of equity in DiDi Fintech by its shareholders, liquidation rights will apply only to the extent such shareholders actually participate in the sale.

(In thousands, except for share and par value)

33. Preferred shares issued by subsidiaries (Continued)

The Group designated these preferred shares as financial liabilities at fair value through profit or loss, and the movement of these preferred shares is set out as below:

Preferred shares issued
by subsidiaries
RMB
Balance as of January 1, 2023	7,588,985
Changes in fair value through profit or loss	4,870,388
Changes in fair value through other comprehensive income attributable to changes in the credit risk	1,187,881
Currency translation difference	198,891
Balance as of December 31, 2023	13,846,145
Issuance of preferred shares	1,051,463
Repurchase of preferred shares	(4,687,082)
Changes in fair value through profit or loss	924,403
Changes in fair value through other comprehensive income attributable to changes in the credit risk	(365,216)
Currency translation difference	191,780
Balance as of December 31, 2024	10,961,493
Issuance of preferred shares	804,593
Repurchase of preferred shares	(85,485)
Changes in fair value through profit or loss	(226,103)
Changes in fair value through other comprehensive income attributable to changes in the credit risk	(539,128)
Currency translation difference	(236,677)
Balance as of December 31, 2025	10,678,693

For the years ended December 31, 2025 and 2024, the net unrealized losses through profit or loss of these preferred shares were RMB486,225 and RMB768,489, respectively. For the year ended December 31, 2023, the net unrealized gains through profit or loss of these preferred shares were RMB150,500. Refer to Note 4.3 for the major assumptions used in the valuation for these preferred shares.

(In thousands, except for share and par value)

34. Borrowings

	As of December 31,
	2023	2024	2025
	RMB	RMB	RMB

Included in non-current liabilities:
RMB borrowings, unsecured	830,700	—	—
MXN borrowings, unsecured	142,464	347,749	—
BRL borrowings, unsecured	—	164,031	—
Non-current portion of long‑term RMB borrowings, unsecured	7,300	—	—
Non-current portion of long‑term RMB borrowings, secured (i)	63,957	—	45,316
Non-current portion of long‑term BRL borrowings, secured (i)	—	115,224	154,237
Non-current portion of long‑term EUR borrowings, unsecured	—	69,864	—
Others	—	31,988	31,278
	1,044,421	728,856	230,831

Included in current liabilities:
RMB borrowings, unsecured	6,672,900	9,013,112	10,173,129
RMB borrowings, secured (i)	935,335	199,468	—
MXN borrowings, unsecured	62,609	300,166	—
USD borrowings, unsecured	—	970,362	1,595,415
USD borrowings, secured (i)	—	177,733	—
Current portion of long‑term RMB borrowings, unsecured	5,000	—	—
Current portion of long‑term RMB borrowings, secured (i)	21,346	—	24,944
Current portion of long‑term BRL borrowings, unsecured	—	—	406,641
Current portion of long‑term BRL borrowings, secured (i)	—	75,247	153,523
Current portion of long‑term EUR borrowings, unsecured	—	18,464	—
	7,697,190	10,754,552	12,353,652
(i)

The Group entered into several borrowing agreements with certain banks and other financial institutions. These borrowings were pledged by vehicles, certain investments, bank deposits, accounts receivable and loan receivables. As of December 31 2023, 2024 and 2025, the Group’s certain investments with carrying value of RMB940,000, RMB200,000 and nil were pledged as security for borrowings, the carrying value of other assets pledged as security for borrowings were not material.

Long-term borrowings

The aggregate principal amounts of long-term borrowings and applicable interest rates are as follows:

	As of December 31, 2025		As of December 31, 2024		As of December 31, 2023
	Amount	Interest rate	Amount	Interest rate	Amount	Interest rate
		(per annum)		(per annum)		(per annum)

RMB borrowings	RMB45,316	3.50%	—	—	RMB830,700	5.00%~8.00%
RMB borrowings	—	—	—	—	RMB71,257	LPR+0.90%~1.80%
MXN borrowings	—	—	MXN994,215	TIIE+6.63%	MXN340,703	TIIE+6.63%
BRL borrowings	BRL121,667	CDI+2.00%~3.28%	BRL236,193	CDI+2.00%~4.50%	—	—
EUR borrowings	—	—	EUR8,986	5.88%	—	—

(In thousands, except for share and par value)

34. Borrowings (Continued)

Short-term borrowings

The aggregate principal amounts of short-term borrowings and applicable interest rates are as follows:

	As of December 31, 2025		As of December 31, 2024		As of December 31, 2023
	Amount	Interest rate	Amount	Interest rate	Amount	Interest rate
		(per annum)		(per annum)		(per annum)

RMB borrowings	RMB10,198,073	0.80%~3.50%	RMB8,641,189	0.92%~8.00%	RMB7,537,946	1.28%~8.00%
RMB borrowings	—	—	RMB571,391	LPR-0.20%~0.45%	RMB96,635	LPR+0.65%~1.80%
MXN borrowings	—	—	MXN858,174	TIIE+2.50%~3.75%	MXN149,730	TIIE+3.00%
USD borrowings	USD157,000	4.64%~5.74%	—	—	—	—
USD borrowings	USD70,000	SOFR+1.00%	USD159,715	SOFR+0.80% ~2.50%	—	—
BRL borrowings	BRL439,702	CDI+2.00%~4.50%	BRL63,600	CDI+2.00%~3.53%	—	—
EUR borrowings	—	—	EUR2,567	5.88%	—	—

35. Note to consolidated statements of cash flows

(a)Cash generated from (used in) operations

		For the Year Ended December 31,
	Note	2023	2024	2025
		RMB	RMB	RMB
Profit (loss) before income tax		(4,662,680)	1,254,658	(611,269)
Adjusted for:
Share-based compensation		2,589,593	2,252,738	1,963,506
Depreciation and amortization	15,16,18	4,825,207	3,165,067	2,861,699
Allowances for credit losses		2,090,866	3,347,767	6,055,583
Interest income and investment loss (income), net	10,11	(2,395,464)	(1,335,124)	(2,467,821)
Share of loss (profit) of equity method investees	22	(563,698)	(243,435)	(273,915)
Fair value changes of preferred shares and other financial instruments issued by subsidiaries	32,33	4,870,388	924,403	(189,824)
Gain or loss on disposal or deemed disposal of subsidiaries		(2,839,384)	(8,087)	2,052
Loss (income) on disposal of property and equipment and other assets		(273,975)	(512,336)	(489,293)
Impairment of property and equipment and other assets		165,159	24,577	20,067
Foreign exchange loss (gain)	11	(271,411)	1,129,759	(646,851)
Accretion of discount on borrowings and others		168,099	156,332	(346,913)
Changes in working capital:
Increase in restricted cash		(338,421)	(586,237)	(1,047,496)
Increase in accounts receivable		(1,480,559)	(764,920)	(1,747,972)
Increase in prepayments, receivables and other current assets		(5,205,501)	(3,500,847)	(5,963,770)
Increase in other non-current assets		(32,436)	(1,015,696)	(281,694)
Increase (decrease) in accounts and notes payable		1,844,844	(101,375)	765,864
Increase in accrued expenses and other current liabilities		3,571,776	875,316	10,969,410
Increase (decrease) in other non-current liabilities		140,176	(84,746)	(62,893)
Cash generated from (used in) operations		2,202,579	4,977,814	8,508,470

(b)Major non-cash transactions

Major non-cash transactions were the transaction with XPeng and Kargobot described in Note 6 during the years ended December 31, 2023, 2024 and 2025.

(In thousands, except for share and par value)

35. Note to consolidated statements of cash flows (Continued)

(c)Reconciliation of liabilities related to cash flows generated from (used in) financing activities

				Preferred shares
		Other		and other financial
		financial	Lease	instruments issued
	Borrowings	liabilities	liabilities	by subsidiaries
	RMB	RMB	RMB	RMB
Liabilities as of January 1, 2023	5,090,235	—	1,467,761	7,588,985
Cash flows	3,546,011	213,254	(700,021)	—
Changes of interest accrued	41,855	—	(900)	—
Changes in fair value	—	(40,067)	—	6,058,269
Foreign exchange adjustments	(245)	339	10,493	198,891
Other non-cash movements	63,755	—	351,140	—
Liabilities as of December 31, 2023	8,741,611	173,526	1,128,473	13,846,145

				Preferred shares
		Other		and other financial
		financial	Lease	instruments issued
	Borrowings	liabilities	liabilities	by subsidiaries
	RMB	RMB	RMB	RMB
Liabilities as of January 1, 2024	8,741,611	173,526	1,128,473	13,846,145
Cash flows	2,780,267	(213,686)	(566,110)	(3,497,445)
Changes of interest accrued	14,758	—	900	—
Changes in fair value	—	39,139	—	559,187
Foreign exchange adjustments	(96,372)	1,021	(29,843)	191,780
Other non-cash movements	43,144	—	640,829	(138,174)
Liabilities as of December 31, 2024	11,483,408	—	1,174,249	10,961,493

				Preferred shares
		Other		and other financial
		financial	Lease	instruments issued
	Borrowings	liabilities	Liabilities	by subsidiaries
	RMB	RMB	RMB	RMB
Liabilities as of January 1, 2025	11,483,408	—	1,174,249	10,961,493
Cash flows	1,041,792	—	(556,774)	1,586,354
Changes of interest accrued	(18,597)	—	11,526	—
Changes in fair value	—	—	—	(728,952)
Foreign exchange adjustments	77,995	—	(2,299)	(236,677)
Other non-cash movements	(115)	—	553,711	32,754
Liabilities as of December 31, 2025	12,584,483	—	1,180,413	11,614,972

(In thousands, except for share and par value)

36. Commitments and contingencies

(a)Commitments

The Group’s commitments contracted but not provided in the consolidated financial statements for the year ended December 31, 2023 are as follows:

		Less than			Over
	Total	1 Year	1-3 Years	3-5 Years	5 Years
	RMB	RMB	RMB	RMB	RMB
Lease commitments	68,844	48,924	18,110	1,773	37
Commitments for promotion and other operating expenses	1,915,113	485,506	956,393	473,214	—

The Group’s commitments contracted but not provided in the consolidated financial statements for the year ended December 31, 2024 are as follows:

		Less than			Over
	Total	1 Year	1-3 Years	3-5 Years	5 Years
	RMB	RMB	RMB	RMB	RMB
Lease commitments	3,755	552	1,371	968	864
Commitments for promotion and other operating expenses	1,467,867	501,046	960,321	6,500	—
Commitments for property and equipment and intangible assets purchase	460,661	460,661	—	—	—

The Group’s commitments contracted but not provided in the consolidated financial statements for the year ended December 31, 2025 are as follows:

		Less than			Over
	Total	1 Year	1-3 Years	3-5 Years	5 Years
	RMB	RMB	RMB	RMB	RMB
Lease commitments	9,994	4,143	5,851	—	—
Commitments for promotion and other operating expenses	1,209,856	628,555	555,747	25,554	—
Commitments for property and equipment and intangible assets purchase	478,954	478,954	—	—	—
Investment commitments	1,362,146	694,614	401,237	266,295	—

These leases will commence after December 31, 2025 with lease terms from 1 year to 3 years.

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

In December 2025, the Group, other defendants, and the plaintiffs entered into a settlement agreement to resolve the federal court litigation. Under the settlement, the Group agreed to pay US$740,000 to settle the abovementioned lawsuit, and all defendants received a full release of all claims brought in the lawsuit. The settlement is subject to further court approval, with a hearing scheduled for June 16, 2026. The Group recognized a one-time provision for the class action lawsuit of RMB5,297,364 (US$740,000) in general and administrative expenses for the year ended December 31, 2025. In February 2026, the Group deposited the full settlement amount into the escrow account designated by the court.

(In thousands, except for share and par value)

36. Commitments and contingencies (Continued)

The state court securities class action remains in its preliminary stage. The Group is currently unable to predict the timing, outcome or consequences of these actions, or estimate the possible loss or possible range of loss, if any, associated with the resolution of this action. The results from this action could have an adverse effect on the Group’s consolidated financial position, results of operations, or cash flows in the future.

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

Transactions with Alibaba Group prior to April 16, 2025

The Group has commercial arrangements with Alibaba Group primarily related to ride hailing and enterprise solutions services. The services provided to Alibaba Group are conducted on an arm’s length basis compared with similar unrelated parties. All the revenues generated from Alibaba Group amounted to RMB157,375 and RMB204,138 for the years ended December 31, 2023 and 2024, respectively.

The Group also has commercial arrangement with Alibaba Group primarily related to cloud communication services, colocation services and information technology platform services. The costs and expenses related to these services that were provided by Alibaba Group amounted to RMB103,539 and RMB142,702 for the years ended December 31, 2023 and 2024, respectively.

On April 16, 2025, Alibaba Group no longer had any significant influence over the group and was not considered a related party of the Group from and after that date. During the period from January 1, 2025 to April 15, 2025, the revenues generated from Alibaba Group amounted to RMB51,280 and the costs and expenses related to services provided by Alibaba Group amounted to RMB40,946.

Transactions with Tencent Group

The Group has commercial arrangements with Tencent Group primarily related to ride hailing and enterprise solutions services and online advertising services. The services provided to Tencent Group are conducted on an arm’s length basis compared with similar unrelated parties. All the revenues generated from Tencent Group amounted to RMB59,743, RMB86,142, and RMB126,945 for the years ended December 31, 2023, 2024, and 2025, respectively.

The Group also has commercial arrangements with Tencent Group primarily related to payment processing services, colocation services as well as promotion services. The costs and expenses related to these services that were provided by Tencent Group amounted to RMB1,378,110, RMB1,510,770, and RMB1,455,117 for the years ended December 31, 2023, 2024, and 2025, respectively.

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

(In thousands, except for share and par value)

37. Related party transactions (Continued)

(b)Year end balances with related parties

	As of December 31,
	2023	2024	2025
	RMB	RMB	RMB

(i) Due from related parties
Alibaba Group and Tencent Group*	81,496	93,668	72,409
Others**	415,778	260,043	237,714
	497,274	353,711	310,123

(ii) Due to related parties
Alibaba Group and Tencent Group*	263,646	236,156	110,072
Others	67,727	179,082	32,155
	331,373	415,238	142,227
*

On April 16, 2025, Alibaba Group was no longer considered a related party of the Group from and after that date. Therefore, the transaction balance with Alibaba Group was not related party transaction balance as of December 31, 2025.

**

The Group entered into loan agreements with certain investees. Pursuant to these agreements, the Group’s balance of loans to investees was RMB314,573, RMB200,312, and RMB63,480 as of December 31, 2023, 2024, and 2025, respectively.

(c)Key management compensation

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB

Fees	—	—	—
Basic salaries, bonuses, social security and others	44,650	36,605	42,078
Pension costs – defined contribution plans	530	357	255
Share-based compensation expenses	372,708	281,298	114,330
Total	417,888	318,260	156,663

(In thousands, except for share and par value)

38. Restricted net assets

PRC laws and regulations permit payments of dividends by the Group’s subsidiaries incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Group’s subsidiaries incorporated in the PRC are required to annually appropriate 10% of their net income to the statutory reserve prior to payment of any dividends, unless the reserve has reached 50% of their respective registered capital. Furthermore, registered share capital and capital reserve accounts are also restricted from distribution. As a result of the restrictions described above and elsewhere under PRC laws and regulations, the Group’s subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Group in the form of dividends. Furthermore, cash transfers from the Company’s PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may temporarily delay the ability of the PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations. The restriction amounted to RMB18,232,376 as of December 31, 2025. Except for the above or disclosed elsewhere, there is no other restriction on the use of proceeds generated by the Group’s subsidiaries to satisfy any obligations of the Group.

The Group performed a test on the restricted net assets of its subsidiaries and VIEs in accordance with Securities and Exchange Commission Regulation S - X Rule 4 - 08 (e) (3), “General Notes to Financial Statements” and concluded that the restricted net assets do not exceed 25% of the consolidated net assets of the Group as of December 31, 2025 and the condensed financial information of the parent company are not required to be presented.

39. Subsequent events

Save as disclosed elsewhere, there were no material subsequent events during the period from January 1, 2026 to the approval date of these financial statements by the Board on April 13, 2026.